Schwab Equity Index Funds

Annual Report
October 31, 2003

Schwab S&P 500 Fund

Schwab 1000 Fund®

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five ways to put the power of the stock market in your portfolio—with some of the lowest expenses in the industry.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

[2] Wilshire and Wilshire 5000 are registered service marks of Wilshire Associates, Inc. The fund is not sponsored, endorsed, sold or promoted by Wilshire Associates, and Wilshire Associates is not in any way affiliated with the fund. Wilshire Associates makes no representation regarding the advisability of investing in the fund or in any stock included in the Wilshire 5000.

From the Chairman



Charles R. Schwab, Chairman

In the past few months, the mutual fund industry has been rocked by the discovery of improper practices and arrangements. Investors large and small have seen their confidence shaken, and understandably so.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. Many firms, including our own, have begun thorough investigations of their broker processes and procedures. We are continuing to scrutinize such transactions and arrangements, and are working closely with regulatory authorities. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds®.

I fully believe that even a small number of irregularities is unacceptable. We have spent nearly 30 years building an ethical firm, and our business is founded on a commitment to doing what's right for investors. That commitment leaves no room for any failures to follow company policies or industry regulations.

Given the importance of mutual funds to American investors, I can understand why investors find the recent news to be disturbing. At the same time, I would caution investors not to overreact. Before taking any action, investors should consider implications to their portfolio, tax situation and long-term financial goals.

Ultimately, mutual funds still offer all the features that have made them so popular—diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, mutual funds continue to be one of the most cost-effective investment vehicles available. To date, millions of Americans have relied on mutual funds as an important way to invest for retirement, their children's education, and other financial goals. We see no reason why mutual funds cannot continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R Schwab

Management's Discussion

for the year ended October 31, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear SchwabFunds® Shareholders:

By now, many of you have read the significant media coverage regarding the mutual fund industry. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. CSIM, which is a separate Charles Schwab subsidiary, has been conducting its own review of the SchwabFunds policies and procedures regarding market timing and late trading. We have examined over two years of activity by CSIM personnel and have not found the types of improper market timing or late trading arrangements that you have been reading about. Our research is still ongoing, so some of these facts may change. Here are our key findings to date:

• **The Integrity of our Staff:** We have not found any indication that any CSIM employees, including portfolio managers and senior managers, have engaged in improper or inappropriate trading for their own account.

• **Market Timing & Late Trading:** We have not found any special arrangements with any shareholders to permit market timing or trading of SchwabFunds after market close.

• **Hedge Funds:** We have not found any special arrangements with hedge funds or other private investment vehicles that would permit them to trade in a way that was inconsistent with a fund's policies and procedures.

As part of the recent mutual fund investigations, requests for information were sent by the SEC to about 90 of the largest mutual fund companies. As the nation's 11th largest fund family with over $140 billion under management, SchwabFunds also received a request from the SEC. We take these requests very seriously and are working closely with the regulators on this matter.

Charles Schwab founded his firm 30 years ago with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day and nothing means more to our business than the trust of our shareholders.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I want to thank you for investing with us, and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the funds. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Total Stock Market and International Index funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Economy and the Market

The economy continued to gather strength during the report period, but improvement remained sluggish and uneven. Although numerous factors had been indicating that the U.S. economy was in recovery when the report period began, many remained concerned about the slow pace of improvement, in particular the absence of job growth. However, the government reported an 8.2% increase in GDP for the third quarter of 2003, job growth for October 2003 was the largest since January 2003, and merger activity picked up—indications that the economy may have gained real strength during the report period.

Government policies were strongly aimed at stimulating the economy. The Federal Reserve (the Fed) cut short-term interest rates twice during the period—0.50% in November 2002 and 0.25% in June 2003—bringing the Fed funds target rate to a 45-year low of 1.00%. On the fiscal side, stimulus measures included tax cuts.

Consumer spending held up strongly throughout the economic downturn, bolstered in part by unprecedented activity in mortgage refinancing (as individuals took advantage of the opportunity to refinance at historically low rates). During the period, we also saw business capital spending show signs of life after declining for the past few years.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose 46%, while the S&P 500® Index rose nearly 21%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more

Factors that have been linked to superior long-term stock performance were not the factors that investors appeared to value most during the period.

speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Many market observers have asked why lower quality securities outperformed higher quality and whether it could continue. There are many possible answers, but we believe the more important point is that in the long run, quality has been shown to be a superior indicator of performance.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.

U.S. investors saw gains overseas, helped by currency trends. Most foreign markets showed positive total returns for the period, and these returns were augmented by the fact that the United States dollar fell versus most major foreign currencies.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 20.80% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 43.37% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 27.03% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 4.91% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you can't invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the 12 months ended 10/31/03

Schwab S&P 500 Fund

Investor Shares	**20.39%**
Select Shares®	**20.62%**
e.Shares®	**20.55%**
Benchmark	**20.80%**

Performance Details ..... pages 7-9

Schwab 1000 Fund®

Investor Shares	**21.34%**
Select Shares	**21.52%**
Benchmark	**21.84%**

Performance Details ... pages 11-12

Schwab Small-Cap Index Fund®

Investor Shares	**38.72%**
Select Shares	**39.02%**
Benchmark	**39.00%**

Performance Details ... pages 14-15

Schwab Total Stock Market Index Fund®

Investor Shares	**23.24%**
Select Shares	**23.50%**
Benchmark	**24.43%**

Performance Details ... pages 17-18

Schwab International Index Fund®

Investor Shares	**24.24%**
Select Shares	**24.50%**
Benchmark	**25.55%**

Performance Details ... pages 20-21

The Funds

All of the funds in this report posted double-digit total returns for the report period. October 2003, the last month of the period, was an especially strong month for the broad U.S. stock market, and marked the seventh positive month of the last eight. All funds met the goal of closely tracking their respective benchmark indices.

The **Schwab S&P 500 Fund** ended the report period up more than 20%, as the S&P 500® Index closed above 1050 for the first time since May of 2002. Third-quarter earnings were 5% above consensus estimates for the 79% of the companies in the index that had reported their third-quarter earnings by the time this report was written. Information technology, which had been especially hard-hit in recent years, led all sectors during the period with a notable 41% total return. Even the weakest sector, telecom services, was up 3%. The fund was again able to operate tax-efficiently, making no capital gains distribution for 2002.

The results for the **Schwab 1000 Fund** were fairly similar. The fund's inclusion of mid-cap stocks, which as a category outperformed large-caps, added about a percentage point to the index's total return compared to that of the S&P 500 Index. More than half of the fund's performance came from just two sectors: information technology and financial. The fund was again able to operate tax-efficiently, making no capital gains distribution for 2002.

With small-caps outperforming mid- and large-caps, during the period, the **Schwab Small-Cap Index Fund** was able to post total returns approaching 40% for the report period. Even the worst-performing

Past performance does not indicate future results.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. For more current performance information visit www.schwab.com or call 1-800-435-4000.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

Management's Discussion continued

Even the worst-performing sector in each fund posted a positive return, with formerly hard-hit sectors such as information technology leading the rebound.

sector, consumer staples, had a double-digit return (15%), while telecom rose a remarkable 76%. Historically, October has been a bad month for small-cap stocks. However, October 2003 saw small-caps gain 8% (as measured by the Schwab Small-Cap Index). Investors should note that the gains in small-caps were accompanied by high volatility: small-cap stock prices moved more than 1% a day on over 80% of the trading days during the period.

Exposure to volatile but high-performing small-cap stocks helped lift the **Schwab Total Stock Market Index Fund**® to a total return of more than 23%. Although small-cap stocks represent only a small portion of the fund's assets, their strong performance helped the fund modestly outpace such large-cap funds as the Schwab S&P 500 Fund. The best-performing sector, technology, was up 42%; the worst-performing, communication services, was up 5%.

Total return for the **Schwab International Index Fund**® was more than 24%. Internationally, many of the same factors appeared to be at work as in the United States. Smaller stocks led the field, with high volatility a feature of these stocks in most markets, and speculative stocks proving more popular than stocks of companies with sound fundamentals. All countries in the index posted positive total returns, led by Sweden and Canada, both of which were up by at least 50%.

Schwab S&P 500 Fund

Investor Shares Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **S&P 500® Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	19.71%	17.07%	-0.17%	-0.61%	7.39%	n/a
Post-Liquidation (shares were sold)	13.13%	10.62%	0.00%	0.26%	6.29%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- ■ $17,539 **Investor Shares**
- ■ $18,054 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Select Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	19.86%	17.07%	-0.07%	-0.61%	4.56%	n/a
Post-Liquidation (shares were sold)	13.26%	10.62%	0.10%	0.26%	3.88%	n/a

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $68,480 **Select Shares**
■ $69,281 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

e.Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	19.84%	17.07%	-0.14%	-0.61%	7.45%	n/a
Post-Liquidation (shares were sold)	13.22%	10.62%	0.04%	0.26%	6.35%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $17,656 **e.Shares**
■ $18,054 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Fund

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	502
Weighted Average Market Cap ($ x 1,000,000)	$86,757
Price/Earnings Ratio (P/E)	22.3
Price/Book Ratio (P/B)	3.2
Portfolio Turnover Rate	3%

Top Holdings[2]

Security	% of Net Assets
❶ **General Electric Co.**	3.0%
❷ **Microsoft Corp.**	2.9%
❸ **Wal-Mart Stores, Inc.**	2.6%
❹ **Pfizer, Inc.**	2.5%
❺ **Citigroup, Inc.**	2.5%
❻ **Exxon Mobil Corp.**	2.5%
❼ **Intel Corp.**	2.2%
❽ **American International Group, Inc.**	1.6%
❾ **International Business Machines Corp.**	1.6%
❿ **Johnson & Johnson**	1.5%
Total	**22.9%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 31.7% **Consumer Non-Durables**
- 21.1% **Finance**
- 20.4% **Technology**
- 6.6% **Materials & Services**
- 6.1% **Utilities**
- 5.5% **Energy**
- 5.2% **Capital Goods**
- 1.7% **Transportation**
- 1.6% **Consumer Durables**
- 0.1% **Other**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab 1000 Fund®

Investor Shares Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	20.74%	17.07%	0.75%	-0.61%	9.59%	6.71%
Post-Liquidation (shares were sold)	13.76%	10.62%	0.71%	0.26%	8.31%	6.57%

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ **$26,099 Investor Shares**
■ **$27,104 Schwab 1000 Index**
☐ **$26,959 S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund®

Select Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab 1000 Index**®
■ Fund Category: **Morningstar Large-Cap Blend**



1 Year			5 Years			Since Inception: 5/19/97		
21.52%	21.84%	19.40%	1.22%	1.35%	0.72%	5.58%	5.78%	4.30%

	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	20.87%	17.07%	0.83%	-0.61%	5.20%	n/a
Post-Liquidation (shares were sold)	13.87%	10.62%	0.79%	0.26%	4.39%	n/a

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ **$70,990 Select Shares**
■ **$71,880 Schwab 1000 Index**
□ **$69,281 S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large		■		Market Cap
Medium				
Small				

Statistics

Number of Holdings	989
Weighted Average Market Cap ($ x 1,000,000)	$77,401
Price/Earnings Ratio (P/E)	22.4
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate	5%

Top Holdings[2]

Security	% of Net Assets
❶ General Electric Co.	2.6%
❷ Microsoft Corp.	2.6%
❸ Wal-Mart Stores, Inc.	2.3%
❹ Pfizer, Inc.	2.2%
❺ Citigroup, Inc.	2.2%
❻ Exxon Mobil Corp.	2.2%
❼ Intel Corp.	1.9%
❽ American International Group, Inc.	1.4%
❾ International Business Machines Corp.	1.4%
❿ Johnson & Johnson	1.4%
Total	**20.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 31.0% **Consumer Non-Durables**
- 22.6% **Finance**
- 19.5% **Technology**
- 7.2% **Materials & Services**
- 6.2% **Utilities**
- 5.0% **Energy**
- 4.8% **Capital Goods**
- 2.0% **Consumer Durables**
- 1.7% **Transportation**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	38.17%	35.45%	7.16%	9.77%	8.28%	n/a
Post-Liquidation (shares were sold)	25.04%	22.22%	6.53%	8.74%	7.40%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $23,616 **Investor Shares**
■ $25,881 **Schwab Small-Cap Index**
□ $23,834 **Russell 2000 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund®

Select Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



1 Year		5 Years		Since Inception	
39.02%	39.00%	37.84%			
		8.64%	9.14%	11.38%	
				7.71%	8.41%	9.26%

Total Returns After Tax	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	38.40%	35.45%	7.25%	9.77%	6.62%	n/a
Post-Liquidation (shares were sold)	25.22%	22.22%	6.62%	8.74%	5.99%	n/a

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $80,775 **Select Shares**
■ $84,240 **Schwab Small-Cap Index**
□ $78,307 **Russell 2000 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption

of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume

investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Small-Cap Index Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

Value   Blend   Growth

Market Cap: Large / Medium / Small

Statistics

Number of Holdings	977
Weighted Average Market Cap ($ x 1,000,000)	$952
Price/Earnings Ratio (P/E)	46.8
Price/Book Ratio (P/B)	2.1
Portfolio Turnover Rate	34%

Top Holdings[2]

Security	% of Net Assets
❶ Amkor Technology, Inc.	0.4%
❷ Cognizant Technology Solutions Corp.	0.4%
❸ Silicon Laboratories, Inc.	0.4%
❹ ImClone Systems, Inc.	0.4%
❺ Red Hat, Inc.	0.4%
❻ Cypress Semiconductor Corp.	0.4%
❼ Pharmaceutical Resources, Inc.	0.3%
❽ Hovnanian Enterprises, Inc., Class A	0.3%
❾ American Tower Corp., Class A	0.3%
❿ Rambus, Inc.	0.3%
Total	**3.6%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 20.8% **Consumer Non-Durables**
- 20.5% **Finance**
- 19.7% **Technology**
- 19.5% **Materials & Services**
- 6.1% **Capital Goods**
- 4.2% **Energy**
- 3.6% **Utilities**
- 3.1% **Consumer Durables**
- 2.5% **Transportation**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**
- ■ Benchmark: **Wilshire 5000 Total Market Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		3 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	22.69%	17.07%	-7.53%	-9.59%	-2.56%	n/a
Post-Liquidation (shares were sold)	15.00%	10.62%	-5.82%	-7.09%	-1.94%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- ■ $9,030 **Investor Shares**
- ■ $9,064 **Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund®

Select Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**
■ Benchmark: **Wilshire 5000 Total Market Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		3 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	22.89%	17.07%	-7.43%	-9.59%	-2.45%	n/a
Post-Liquidation (shares were sold)	15.16%	10.62%	-5.73%	-7.09%	-1.85%	n/a

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $45,435 **Select Shares**
■ $45,318 **Wilshire 5000 Total Market Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style



Statistics

Number of Holdings	3,090
Weighted Average Market Cap ($ x 1,000,000)	$69,285
Price/Earnings Ratio (P/E)	22.8
Price/Book Ratio (P/B)	2.9
Portfolio Turnover Rate	3%

Top Holdings[2]

Security	% of Net Assets
❶ General Electric Co.	2.3%
❷ Microsoft Corp.	2.3%
❸ Wal-Mart Stores, Inc.	2.1%
❹ Citigroup, Inc.	2.0%
❺ Exxon Mobil Corp.	2.0%
❻ Pfizer, Inc.	2.0%
❼ Intel Corp.	1.7%
❽ American International Group, Inc.	1.3%
❾ International Business Machines Corp.	1.3%
❿ Johnson & Johnson	1.2%
Total	**18.2%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



29.4%	**Consumer Non-Durables**
22.5%	**Finance**
19.2%	**Technology**
8.9%	**Materials & Services**
5.9%	**Utilities**
5.4%	**Energy**
4.9%	**Capital Goods**
2.1%	**Consumer Durables**
1.7%	**Transportation**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab International Index Fund®

Investor Shares Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**
■ Benchmark: **Schwab International Index**®
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	23.25%	19.99%	-1.39%	-1.15%	3.03%	2.31%
Post-Liquidation (shares were sold)	15.55%	12.45%	-0.95%	-0.21%	2.63%	2.66%

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $14,110 **Investor Shares**
■ $14,917 **Schwab International Index**
☐ $13,746 **MSCI-EAFE Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund®

Select Shares® Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**
- ■ Benchmark: **Schwab International Index**®
- ■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	1 Year		5 Years		Since Inception	
Total Returns After Tax	■	▪	■	▪	■	▪
Pre-Liquidation (still own shares)	23.45%	19.99%	-1.32%	-1.15%	-0.20%	n/a
Post-Liquidation (shares were sold)	15.71%	12.45%	-0.88%	-0.21%	0.00%	n/a

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $50,980 **Select Shares**
- ■ $52,179 **Schwab International Index**
- □ $51,640 **MSCI-EAFE Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund®

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style



Value   Blend   Growth

Large   Medium   Small — Market Cap

Top Holdings[2]

Security	% of Net Assets
❶ HSBC Holdings PLC	2.9%
❷ BP PLC	2.7%
❸ Vodafone Group PLC	2.6%
❹ GlaxoSmithKline PLC	2.3%
❺ Total Fina Elf SA	1.8%
❻ Royal Dutch Petroleum Co.	1.7%
❼ Novartis AG	1.6%
❽ Nestle SA	1.6%
❾ AstraZeneca PLC	1.5%
❿ Toyota Motor Corp.	1.4%
Total	**20.1%**

Statistics

Number of Holdings	355
Weighted Average Market Cap ($ x 1,000,000)	$46,938
Price/Earnings Ratio (P/E)	28.5
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate	7%

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 27.6% **Finance**
- 23.5% **Materials & Services**
- 18.9% **Consumer Non-Durables**
- 10.5% **Utilities**
- 7.2% **Transportation**
- 4.7% **Energy**
- 2.7% **Technology**
- 2.5% **Consumer Durables**
- 2.4% **Capital Goods**

Country Weightings % of Portfolio

This chart shows the fund's country composition as of the report date.



- 27.9% **United Kingdom**
- 19.2% **Japan**
- 10.5% **France**
- 8.0% **Switzerland**
- 7.0% **Germany**
- 5.8% **Canada**
- 5.7% **Netherlands**
- 4.3% **Australia**
- 3.6% **Spain**
- 3.1% **Italy**
- 4.9% **Other**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab S&P 500 Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.79	16.45	22.15	21.17	17.05
Income or loss from investment operations:					
Net investment income	0.20	0.20	0.17	0.17	0.17
Net realized and unrealized gains or losses	2.57	(2.68)	(5.70)	1.06	4.10
Total income or loss from investment operations	2.77	(2.48)	(5.53)	1.23	4.27
Less distributions:					
Dividends from net investment income	(0.20)	(0.18)	(0.17)	(0.18)	(0.15)
Distributions from net realized gains	–	–	–	(0.07)	–
Total distributions	(0.20)	(0.18)	(0.17)	(0.25)	(0.15)
Net asset value at end of period	16.36	13.79	16.45	22.15	21.17
Total return (%)	20.39	(15.32)	(25.11)	5.81	25.20
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.36	0.35	0.35	0.35[1]	0.35
Gross operating expenses	0.46	0.46	0.46	0.52	0.62
Net investment income	1.45	1.21	0.95	0.81	1.01
Portfolio turnover rate	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	3,510	2,760	3,070	3,617	3,183

[1] The ratio of net operating expenses would have been 0.36% if certain non-routine expenses (proxy fees) had been included.

Financial Highlights

Select Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.83	16.50	22.21	21.23	17.09
Income or loss from investment operations:					
Net investment income	0.24	0.22	0.20	0.20	0.20
Net realized and unrealized gains or losses	2.57	(2.69)	(5.71)	1.06	4.12
Total income or loss from investment operations	2.81	(2.47)	(5.51)	1.26	4.32
Less distributions:					
Dividends from net investment income	(0.23)	(0.20)	(0.20)	(0.21)	(0.18)
Distributions from net realized gains	–	–	–	(0.07)	–
Total distributions	(0.23)	(0.20)	(0.20)	(0.28)	(0.18)
Net asset value at end of period	16.41	13.83	16.50	22.21	21.23
Total return (%)	20.62	(15.20)	(24.97)	5.94	25.42
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.19	0.19	0.19	0.19[1]	0.19
Gross operating expenses	0.31	0.31	0.31	0.36	0.47
Net investment income	1.63	1.37	1.11	0.98	1.17
Portfolio turnover rate	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	3,692	3,029	3,563	4,357	3,750

[1] The ratio of net operating expenses would have been 0.20% if certain non-routine expenses (proxy fees) had been included.

e.Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.79	16.46	22.17	21.21	17.08
Income or loss from investment operations:					
Net investment income	0.23	0.23	0.20	0.20	0.20
Net realized and unrealized gains or losses	2.56	(2.71)	(5.71)	1.04	4.09
Total income or loss from investment operations	2.79	(2.48)	(5.51)	1.24	4.29
Less distributions:					
Dividends from net investment income	(0.21)	(0.19)	(0.20)	(0.21)	(0.16)
Distributions from net realized gains	–	–	–	(0.07)	–
Total distributions	(0.21)	(0.19)	(0.20)	(0.28)	(0.16)
Net asset value at end of period	16.37	13.79	16.46	22.17	21.21
Total return (%)	20.55	(15.32)	(25.02)	5.84	25.28
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.28	0.28	0.28	0.28[1]	0.28
Gross operating expenses	0.31	0.31	0.31	0.36	0.48
Net investment income	1.54	1.28	1.02	0.88	1.08
Portfolio turnover rate	3	8	4	9	3
Net assets, end of period ($ x 1,000,000)	246	220	304	441	435

[1] The ratio of net operating expenses would have been 0.29% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.8% Common Stock	7,270,728	7,431,392
0.1% Short-Term Investment	9,324	9,324
0.0% U.S. Treasury Obligations	838	839
99.9% Total Investments	7,280,890	7,441,555
16.2% Collateral Invested for Securities on Loan	1,208,122	1,208,122
(16.1)% Other Assets and Liabilities, Net		(1,202,293)
100.0% Total Net Assets		7,447,384

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 99.8% of net assets	

Aerospace / Defense 1.6%

The Boeing Co. 644,022	24,788
Crane Co. 44,919	1,262
General Dynamics Corp. 149,982	12,553
Goodrich Corp. 88,739	2,451
Lockheed Martin Corp. 345,596	16,022
Northrop Grumman Corp. 142,372	12,728
Raytheon Co. 315,772	8,362
Rockwell Automation, Inc. 139,698	4,338
Rockwell Collins, Inc. 135,398	3,717
Textron, Inc. 104,629	5,199
United Technologies Corp. 358,313	30,345
	121,765

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 1.3%

Delta Air Lines, Inc. 94,113	1,225
FedEx Corp. 229,042	17,352
Sabre Holdings Corp. 106,153	2,326
Southwest Airlines Co. 597,218	11,586
United Parcel Service, Inc., Class B 860,669	62,416
	94,905

Alcoholic Beverages 0.5%

Adolph Coors Co., Class B 26,531	1,487
Anheuser-Busch Cos., Inc. 633,134	31,188
Brown-Forman Corp., Class B 45,734	3,859
	36,534

Apparel 0.3%

Jones Apparel Group, Inc. 96,343	3,324
Liz Claiborne, Inc. 83,728	3,089
Nike, Inc., Class B 203,117	12,978
Reebok International Ltd. 43,859	1,708
VF Corp. 84,078	3,569
	24,668

Automotive Products / Motor Vehicles 1.1%

Cooper Tire & Rubber Co. 52,866	1,039
Cummins, Inc. 33,451	1,586
Dana Corp. 110,209	1,794
Danaher Corp. 117,589	9,742
Delphi Corp. 420,900	3,746
Eaton Corp. 57,948	5,809
Ford Motor Co. 1,396,612	16,941
General Motors Corp. 428,528	18,285
Genuine Parts Co. 132,090	4,203
•Goodyear Tire & Rubber Co. 123,681	849
Harley-Davidson, Inc. 232,933	11,043
•Navistar International Corp. 50,800	2,054
Visteon Corp. 99,156	641
	77,732

Banks 7.7%

AmSouth Bancorp. 267,065	6,308
Bank of America Corp. 1,145,433	86,744

Security and Number of Shares	Mkt. Value ($ x 1,000)
The Bank of New York Co., Inc. 590,514	18,418
Bank One Corp. 863,815	36,669
BB&T Corp. 410,959	15,892
Comerica, Inc. 133,259	6,860
Fifth Third Bancorp 437,905	25,381
First Tennessee National Corp. 96,900	4,395
FleetBoston Financial Corp. 803,127	32,438
Huntington Bancshares, Inc. 171,950	3,724
J.P. Morgan Chase & Co. 1,559,224	55,976
KeyCorp, Inc. 321,765	9,090
Marshall & Ilsley Corp. 173,996	6,233
Mellon Financial Corp. 327,413	9,780
National City Corp. 470,473	15,366
North Fork Bancorp., Inc. 119,300	4,650
Northern Trust Corp. 167,112	7,762
PNC Financial Services Group, Inc. 215,427	11,540
Regions Financial Corp. 170,436	6,264
SouthTrust Corp. 260,207	8,288
State Street Corp. 256,511	13,431
SunTrust Banks, Inc. 215,349	14,444
Synovus Financial Corp. 228,432	6,305
U.S. Bancorp 1,471,491	40,054
Union Planters Corp. 149,052	4,959
Wachovia Corp. 1,017,821	46,687
Wells Fargo & Co. 1,284,657	72,352
Zions Bancorp. 70,147	4,299
	574,309
Business Machines & Software 9.6%	
Adobe Systems, Inc. 179,789	7,882
• Apple Computer, Inc. 278,276	6,370
Autodesk, Inc. 83,954	1,616
• BMC Software, Inc. 172,408	2,996
• Cisco Systems, Inc. 5,366,183	112,582
• Compuware Corp. 281,522	1,582
• Comverse Technology, Inc. 142,615	2,573
• Dell, Inc. 1,964,932	70,973
• EMC Corp. 1,678,655	23,233
• Gateway, Inc. 234,837	1,184
Hewlett-Packard Co. 2,332,278	52,033
❾ International Business Machines Corp. 1,325,093	118,569
• Lexmark International, Inc., Class A 100,530	7,400
▲❷ Microsoft Corp. 8,270,090	216,263
• NCR Corp. 73,899	2,656
• Network Appliance, Inc. 261,047	6,443
• Novell, Inc. 278,565	1,635
• Oracle Corp. 4,004,749	47,897
Pitney Bowes, Inc. 179,015	7,357
• Siebel Systems, Inc. 370,966	4,670
• Sun Microsystems, Inc. 2,446,358	9,688
• Unisys Corp. 248,827	3,822
• Xerox Corp. 602,360	6,325
	715,749
Business Services 3.9%	
• Allied Waste Industries, Inc. 157,115	1,772
• Apollo Group, Inc., Class A 136,300	8,659
Automatic Data Processing, Inc. 455,682	17,197
• Cendant Corp. 771,954	15,771
Cintas Corp. 130,305	5,559
• Citrix Systems, Inc. 130,566	3,301
Computer Associates International, Inc. 443,166	10,423
• Computer Sciences Corp. 142,718	5,655
• Concord EFS, Inc. 378,471	4,046
• Convergys Corp. 110,751	1,779
Deluxe Corp. 42,466	1,714
• eBay, Inc. 493,070	27,582
Electronic Data Systems Corp. 363,921	7,806
Equifax, Inc. 107,607	2,630
First Data Corp. 567,264	20,251
• Fiserv, Inc. 146,264	5,166
H&R Block, Inc. 136,187	6,413
IMS Health, Inc. 183,907	4,327
• Interpublic Group of Cos., Inc. 298,357	4,440
• Intuit, Inc. 156,279	7,811
• Mercury Interactive Corp. 66,943	3,109
• Monster Worldwide, Inc. 83,965	2,139
Omnicom Group, Inc. 147,364	11,760

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Parametric Technology Corp. 187,230	582
Paychex, Inc. 289,062	11,250
• PeopleSoft, Inc. 271,701	5,641
• Robert Half International, Inc. 128,524	3,034
• Sungard Data Systems, Inc. 218,305	6,124
• Symantec Corp. 116,401	7,758
Tyco International Ltd. 1,525,900	31,861
• Veritas Software Corp. 324,242	11,721
Waste Management, Inc. 451,805	11,711
• Yahoo!, Inc. 494,829	21,624
	290,616

Chemicals 1.4%	
Air Products & Chemicals, Inc. 175,301	7,960
Dow Chemical Co. 700,650	26,408
E.I. du Pont de Nemours & Co. 762,438	30,803
Eastman Chemical Co. 59,183	1,921
Ecolab, Inc. 198,798	5,346
Great Lakes Chemical Corp. 35,237	758
• Hercules, Inc. 82,003	857
Monsanto Co. 197,498	4,947
PPG Industries, Inc. 132,163	7,619
Praxair, Inc. 127,294	8,857
Rohm & Haas Co. 170,959	6,719
Sigma-Aldrich Corp. 52,726	2,765
	104,960

Construction 0.4%	
Centex Corp. 48,868	4,765
Fluor Corp. 64,302	2,384
KB Home 34,866	2,388
Masco Corp. 357,473	9,831
Pulte Homes, Inc. 46,575	4,029
The Sherwin-Williams Co. 114,364	3,836
The Stanley Works 62,640	2,088
Vulcan Materials Co. 78,918	3,497
	32,818

Consumer Durables 0.2%	
Black & Decker Corp. 58,086	2,777
Leggett & Platt, Inc. 146,312	3,057
Maytag Corp. 57,971	1,473

Security and Number of Shares	Mkt. Value ($ x 1,000)
Newell Rubbermaid, Inc. 209,537	4,777
Whirlpool Corp. 53,431	3,765
	15,849

Containers 0.1%	
Ball Corp. 44,056	2,476
Bemis Co. 40,729	1,883
• Pactiv Corp. 122,064	2,691
• Sealed Air Corp. 63,771	3,395
	10,445

Electronics 6.2%	
• ADC Telecommunications, Inc. 603,138	1,538
• Advanced Micro Devices, Inc. 259,913	3,951
• Agilent Technologies, Inc. 360,875	8,993
• Altera Corp. 290,881	5,885
American Power Conversion Corp. 153,555	3,106
• Analog Devices, Inc. 277,883	12,319
• Andrew Corp. 114,924	1,503
• Applied Materials, Inc. 1,264,942	29,562
• Applied Micro Circuits Corp. 226,273	1,317
• Broadcom Corp., Class A 224,933	7,187
• CIENA Corp. 351,972	2,256
❼ Intel Corp. 4,981,205	164,629
ITT Industries, Inc. 73,010	4,964
• Jabil Circuit, Inc. 149,319	4,159
• JDS Uniphase Corp. 1,081,585	3,840
• KLA-Tencor Corp. 147,010	8,428
Linear Technology Corp. 239,108	10,188
• LSI Logic Corp. 285,590	2,639
• Lucent Technologies, Inc. 3,170,104	10,144
Maxim Integrated Products, Inc. 248,749	12,365
• Micron Technology, Inc. 465,235	6,671
Molex, Inc. 146,907	4,611
Motorola, Inc. 1,779,352	24,075
• National Semiconductor Corp. 138,754	5,638
• Novellus Systems, Inc. 115,539	4,771
• Nvidia Corp. 116,965	2,068
PerkinElmer, Inc. 92,308	1,662
• PMC - Sierra, Inc. 128,086	2,327

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Power-One, Inc. 62,573	567
• QLogic Corp. 70,738	3,965
Qualcomm, Inc. 605,918	28,781
• Sanmina—SCI Corp. 398,529	4,204
Scientific — Atlanta, Inc. 112,699	3,336
• Solectron Corp. 623,609	3,455
Symbol Technologies, Inc. 173,927	2,172
Tektronix, Inc. 65,499	1,681
• Tellabs, Inc. 312,653	2,354
• Teradyne, Inc. 140,324	3,197
Texas Instruments, Inc. 1,322,847	38,257
• Thermo Electron Corp. 123,063	2,705
• Thomas & Betts Corp. 44,556	793
• Waters Corp. 96,300	3,027
• Xilinx, Inc. 259,666	8,231
	457,521

Energy: Raw Materials 1.3%

Anadarko Petroleum Corp. 191,717	8,363
Apache Corp. 126,190	8,798
Baker Hughes, Inc. 256,086	7,237
• BJ Services Co. 119,400	3,917
Burlington Resources, Inc. 154,522	7,516
Devon Energy Corp. 178,337	8,649
EOG Resources, Inc. 90,133	3,798
Halliburton Co. 333,008	7,952
• Noble Corp. 103,457	3,552
Occidental Petroleum Corp. 291,610	10,282
• Rowan Cos., Inc. 69,670	1,669
Schlumberger Ltd. 445,787	20,939
	92,672

Food & Agriculture 3.7%

Archer-Daniels-Midland Co. 487,407	6,994
Campbell Soup Co. 314,009	8,139
The Coca-Cola Co. 1,881,619	87,307
Coca-Cola Enterprises, Inc. 342,039	6,896
ConAgra Foods, Inc. 410,504	9,786
General Mills, Inc. 287,030	12,873
H.J. Heinz Co. 270,171	9,545

Security and Number of Shares	Mkt. Value ($ x 1,000)
Hershey Foods Corp. 101,553	7,830
Kellogg Co. 310,527	10,288
McCormick & Co., Inc. 106,601	3,160
The Pepsi Bottling Group, Inc. 210,342	4,689
PepsiCo, Inc. 1,322,394	63,237
Sara Lee Corp. 591,138	11,781
Supervalu, Inc. 102,901	2,595
Sysco Corp. 496,710	16,719
Wm. Wrigley Jr. Co. 174,311	9,831
	271,670

Gold 0.2%

Newmont Mining Corp. 310,851	**13,609**

Healthcare / Drugs & Medicine 12.9%

Abbott Laboratories 1,193,733	50,877
Allergan, Inc. 99,596	7,531
AmerisourceBergen Corp. 85,453	4,851
• Amgen, Inc. 986,839	60,947
• Anthem, Inc. 105,740	7,236
Applied Biosystems Group — Applera Corp. 157,833	3,643
Bausch & Lomb, Inc. 39,537	1,904
Baxter International, Inc. 463,802	12,328
Becton Dickinson & Co. 194,976	7,128
• Biogen, Inc. 113,407	4,590
Biomet, Inc. 194,456	6,973
• Boston Scientific Corp. 314,266	21,282
Bristol-Myers Squibb Co. 1,480,008	37,548
C.R. Bard, Inc. 41,129	3,292
Cardinal Health, Inc. 342,274	20,311
• Chiron Corp. 142,078	7,762
Eli Lilly & Co. 857,927	57,155
• Express Scripts, Inc. 60,000	3,295
• Forest Laboratories, Inc. 280,240	14,015
• Genzyme Corp. — General Division 169,186	7,766
Guidant Corp. 235,874	12,032
HCA, Inc. 379,922	14,532
Health Management Associates, Inc., Class A 180,429	3,996

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Humana, Inc. 124,343	2,523
⑩ Johnson & Johnson 2,272,356	114,368
• King Pharmaceuticals, Inc. 187,724	2,515
Manor Care, Inc. 67,759	2,255
McKesson Corp. 220,583	6,677
• Medco Health Solutions, Inc. 204,639	6,794
• Medimmune, Inc. 193,581	5,161
Medtronic, Inc. 932,124	42,477
Merck & Co., Inc. 1,713,842	75,838
④ Pfizer, Inc. 5,955,711	188,200
• Quest Diagnostics 81,055	5,483
Schering-Plough Corp. 1,121,384	17,124
• St. Jude Medical, Inc. 131,142	7,627
Stryker Corp. 153,897	12,483
• Tenet Healthcare Corp. 360,505	4,975
UnitedHealth Group, Inc. 455,766	23,189
• Watson Pharmaceuticals, Inc. 83,237	3,269
• WellPoint Health Networks, Inc. 111,422	9,905
Wyeth 1,020,382	45,040
• Zimmer Holdings, Inc. 176,192	11,243
	958,140

Household Products 2.3%

Alberto-Culver Co., Class B 43,951	2,786
Avon Products, Inc. 181,527	12,337
Clorox Co. 165,110	7,479
Colgate-Palmolive Co. 412,739	21,954
The Gillette Co. 780,677	24,904
International Flavors & Fragrances, Inc. 69,728	2,308
Procter & Gamble Co. 992,513	97,554
	169,322

Insurance 4.8%

ACE Ltd. 212,000	7,632
Aetna, Inc. 117,847	6,766
AFLAC, Inc. 393,064	14,339
The Allstate Corp. 537,300	21,223
AMBAC Financial Group, Inc. 83,554	5,911
⑧ American International Group, Inc. 1,996,450	121,444

Security and Number of Shares	Mkt. Value ($ x 1,000)
AON Corp. 238,426	5,221
Chubb Corp. 143,077	9,559
CIGNA Corp. 108,571	6,194
Cincinnati Financial Corp. 123,208	5,042
Hartford Financial Services Group, Inc. 215,567	11,835
Jefferson-Pilot Corp. 110,614	5,281
John Hancock Financial Services, Inc. 222,007	7,848
Lincoln National Corp. 137,597	5,494
Loews Corp. 142,787	6,140
Marsh & McLennan Cos., Inc. 409,020	17,486
MBIA, Inc. 110,393	6,580
Metlife, Inc. 582,118	18,278
MGIC Investment Corp. 77,579	3,980
Principal Financial Group, Inc. 246,724	7,735
The Progressive Corp. 166,968	12,322
Prudential Financial, Inc. 419,100	16,194
Safeco Corp. 104,621	3,839
St. Paul Cos., Inc. 174,394	6,650
Torchmark Corp. 86,710	3,805
Travelers Property Casualty Corp., Class B 765,599	12,533
UnumProvident Corp. 225,526	3,692
XL Capital Ltd., Class A 104,565	7,267
	360,290

Media 3.8%

Clear Channel Communications, Inc. 471,722	19,256
• Comcast Corp., Class A 1,722,610	58,431
Dow Jones & Co., Inc. 64,009	3,327
Gannett Co., Inc. 205,769	17,307
Knight-Ridder, Inc. 61,087	4,479
The McGraw-Hill Cos., Inc. 148,062	9,913
Meredith Corp. 39,218	1,903
New York Times Co., Class A 113,850	5,411
R.R. Donnelley & Sons Co. 83,996	2,184
• Time Warner, Inc. 3,450,276	52,755
Tribune Co. 239,639	11,754
• Univision Communications, Inc., Class A 245,184	8,324

Security and Number of Shares	Mkt. Value ($ x 1,000)
Viacom, Inc., Class B 1,341,869	53,500
The Walt Disney Co. 1,564,105	35,411
	283,955

Miscellaneous 0.6%

3M Co. 598,376	**47,194**

Miscellaneous Finance 8.1%

American Express Co. 983,481	46,155
The Bear Stearns Cos., Inc. 75,729	5,774
Capital One Financial Corp. 173,711	10,562
∎The Charles Schwab Corp. 1,031,750	13,991
Charter One Financial, Inc. 173,453	5,544
❺Citigroup, Inc. 3,942,239	186,862
Countrywide Financial Corp. 105,616	11,102
Fannie Mae 744,727	53,389
Federated Investors, Inc., Class B 81,300	2,248
Franklin Resources, Inc. 193,688	9,185
Freddie Mac 533,902	29,968
Golden West Financial Corp. 116,305	11,680
Goldman Sachs Group, Inc. 361,500	33,945
Janus Capital Group, Inc. 178,307	2,521
Lehman Brothers Holdings, Inc. 186,004	13,392
MBNA Corp. 977,593	24,195
Merrill Lynch & Co., Inc. 716,334	42,407
Moody's Corp. 116,409	6,732
Morgan Stanley 831,439	45,621
•Providian Financial Corp. 216,172	2,402
SLM Corp. 343,683	13,459
T. Rowe Price Group, Inc. 95,307	3,922
Washington Mutual, Inc. 706,221	30,897
	605,953

Non-Durables & Entertainment 1.2%

•American Greetings Corp., Class A 56,888	1,214
Darden Restaurants, Inc. 126,412	2,648
•Electronic Arts, Inc. 111,378	11,031
Fortune Brands, Inc. 112,791	7,348
Hasbro, Inc. 129,312	2,819
International Game	

Security and Number of Shares	Mkt. Value ($ x 1,000)
Technology 264,552	8,664
Mattel, Inc. 335,693	6,499
McDonald's Corp. 972,896	24,332
•Starbucks Corp. 298,059	9,419
Tupperware Corp. 43,789	659
Wendy's International, Inc. 85,337	3,162
•Yum! Brands, Inc. 222,998	7,613
	85,408

Non-Ferrous Metals 0.4%

Alcoa, Inc. 646,687	20,416
Engelhard Corp. 95,939	2,742
Freeport-McMoran Copper & Gold, Inc., Class B 126,715	4,910
•Phelps Dodge Corp. 68,480	4,228
	32,296

Oil: Domestic 0.9%

Amerada Hess Corp. 70,261	3,627
Ashland, Inc. 53,145	1,979
ConocoPhillips 521,248	29,789
Kerr-McGee Corp. 75,470	3,132
Marathon Oil Corp. 236,579	6,996
•Nabors Industries Ltd. 111,107	4,200
Sunoco, Inc. 57,302	2,508
•Transocean, Inc. 240,599	4,617
Unocal Corp. 197,422	6,254
	63,102

Oil: International 3.3%

ChevronTexaco Corp. 818,957	60,848
❻Exxon Mobil Corp. 5,078,347	185,766
	246,614

Optical & Photo 0.2%

•Corning, Inc. 1,013,875	11,132
Eastman Kodak Co. 220,974	5,399
	16,531

Paper & Forest Products 0.8%

Boise Cascade Corp. 43,653	1,225
Georgia-Pacific Corp. 193,318	5,080
International Paper Co. 364,813	14,355

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Kimberly-Clark Corp. 388,900	20,538
• Louisiana-Pacific Corp. 79,408	1,510
MeadWestvaco Corp. 151,777	3,934
Temple-Inland, Inc. 41,926	2,265
Weyerhaeuser Co. 168,097	10,125
	59,032
Producer Goods & Manufacturing 4.8%	
• American Standard Cos., Inc. 55,900	5,350
Avery Dennison Corp. 83,772	4,405
Caterpillar, Inc. 263,101	19,280
Cooper Industries Ltd., Class A 72,442	3,832
Deere & Co. 182,292	11,051
Dover Corp. 153,706	5,998
Emerson Electric Co. 322,181	18,284
▲1 General Electric Co. 7,662,270	222,282
Honeywell International, Inc. 655,680	20,070
Illinois Tool Works, Inc. 238,165	17,517
Ingersoll-Rand Co., Class A 132,964	8,031
Johnson Controls, Inc. 69,334	7,455
• Millipore Corp. 37,784	1,657
Pall Corp. 92,974	2,176
Parker Hannifin Corp. 91,418	4,660
Snap-On, Inc. 44,189	1,296
W.W. Grainger, Inc. 68,199	3,122
	356,466
Railroad & Shipping 0.4%	
Burlington Northern Santa Fe Corp. 284,277	8,227
CSX Corp. 163,740	5,210
Norfolk Southern Corp. 294,282	5,930
Union Pacific Corp. 197,337	12,353
	31,720
Real Property 0.4%	
Apartment Investment & Management Co., Class A 72,500	2,965
Equity Office Properties Trust 306,006	8,571
Equity Residential 208,829	6,108
Plum Creek Timber Co., Inc. 144,500	3,808

Security and Number of Shares	Mkt. Value ($ x 1,000)
ProLogis 138,400	4,088
Simon Property Group, Inc. 145,800	6,573
	32,113
Retail 7.4%	
Albertson's, Inc. 282,510	5,732
• Autonation, Inc. 214,100	4,004
• AutoZone, Inc. 68,977	6,629
• Bed, Bath & Beyond, Inc. 226,687	9,575
• Best Buy Co., Inc. 247,472	14,430
• Big Lots, Inc. 87,567	1,314
Circuit City Stores, Inc. 158,574	1,513
• Costco Wholesale Corp. 349,933	12,377
CVS Corp. 299,627	10,541
Dillards, Inc., Class A 62,888	1,017
Dollar General Corp. 253,824	5,704
Family Dollar Stores, Inc. 132,990	5,800
Federated Department Stores, Inc. 143,646	6,830
The Gap, Inc. 682,936	13,030
Home Depot, Inc. 1,756,211	65,103
J.C. Penney Co., Inc. Holding Co. 208,006	4,919
• Kohl's Corp. 259,771	14,565
• Kroger Co. 571,485	9,995
Limited Brands, Inc. 397,498	6,996
Lowe's Cos., Inc. 600,019	35,359
The May Department Stores Co. 217,801	6,090
Nordstrom, Inc. 104,076	3,173
• Office Depot, Inc. 233,133	3,481
RadioShack Corp. 126,108	3,782
• Safeway, Inc. 337,377	7,119
Sears, Roebuck & Co. 218,510	11,500
• Staples, Inc. 373,442	10,016
Target Corp. 697,715	27,727
Tiffany & Co. 109,553	5,198
TJX Cos., Inc. 392,966	8,248
• Toys 'R' Us, Inc. 160,316	2,084
▲3 Wal-Mart Stores, Inc. 3,343,641	197,108
Walgreen Co. 782,744	27,255
Winn-Dixie Stores, Inc. 105,395	853
	549,067

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Steel 0.1%	
Allegheny Technologies, Inc. 60,584	463
Nucor Corp. 58,905	3,230
United States Steel Corp. 75,446	1,784
Worthington Industries, Inc. 69,657	1,016
	6,493
Telephone 3.4%	
Alltel Corp. 237,668	11,235
AT&T Corp. 602,440	11,199
•AT&T Wireless Services, Inc. 2,068,032	14,993
•Avaya, Inc. 316,675	4,098
BellSouth Corp. 1,410,708	37,116
CenturyTel, Inc. 109,133	3,902
•Citizens Communications Co. 211,157	2,629
•Nextel Communications, Inc., Class A 788,871	19,091
•Qwest Communications International, Inc. 1,282,142	4,526
SBC Communications, Inc. 2,540,633	60,924
Sprint Corp. (FON Group) 688,155	11,010
•Sprint Corp. (PCS Group) 788,062	3,428
Verizon Communications, Inc. 2,107,422	70,809
	254,960
Tobacco 1.1%	
Altria Group, Inc. 1,553,865	72,255
R.J. Reynolds Tobacco Holdings, Inc. 63,900	3,069
UST, Inc. 125,374	4,265
	79,589
Travel & Recreation 0.5%	
Brunswick Corp. 66,972	1,987
Carnival Corp. 480,912	16,789
Harrah's Entertainment, Inc. 86,097	3,745
Hilton Hotels Corp. 284,697	4,510
Marriott International, Inc., Class A 178,134	7,695
Starwood Hotels & Resorts Worldwide, Inc. 153,921	5,192
	39,918

Security and Number of Shares	Mkt. Value ($ x 1,000)
Trucking & Freight 0.1%	
Paccar, Inc. 89,970	7,104
Ryder Systems, Inc. 50,813	1,524
	8,628
Utilities: Electric & Gas 2.8%	
•The AES Corp. 472,190	4,132
•Allegheny Energy, Inc. 93,242	987
Ameren Corp. 124,880	5,576
American Electric Power Co., Inc. 300,085	8,459
•Calpine Corp. 283,341	1,306
Centerpoint Energy, Inc. 226,615	2,223
Cinergy Corp. 136,058	4,940
•CMS Energy Corp. 109,346	888
Consolidated Edison, Inc. 171,470	6,939
Constellation Energy Group, Inc. 128,786	4,684
Dominion Resources, Inc. 246,282	15,171
DTE Energy Co. 130,383	4,809
Duke Energy Corp. 690,912	12,540
•Dynegy, Inc., Class A 276,351	1,108
•Edison International 247,077	4,870
El Paso Corp. 457,625	3,359
Entergy Corp. 174,608	9,411
Exelon Corp. 250,396	15,888
FirstEnergy Corp. 247,745	8,520
FPL Group, Inc. 139,198	8,873
KeySpan Corp. 122,365	4,279
Kinder Morgan, Inc. 93,339	4,998
Nicor, Inc. 31,789	1,090
NiSource, Inc. 200,255	4,147
Peoples Energy Corp. 27,820	1,125
•PG&E Corp. 315,720	7,719
Pinnacle West Capital Corp. 70,250	2,568
PPL Corp. 134,648	5,375
Progress Energy, Inc. 185,355	7,989
Public Service Enterprise Group, Inc. 174,439	7,129
Sempra Energy 170,781	4,748
The Southern Co. 555,055	16,541
TECO Energy, Inc. 142,669	1,873

See financial notes.   33

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
TXU Corp. 244,850	5,588
Williams Cos., Inc. 390,973	3,988
Xcel Energy, Inc. 301,175	4,939
	208,779

Short-Term Investment
0.1% of net assets

Provident Institutional TempFund 9,323,808	**9,324**

Security Rate, maturity date	Face value ($ x 1,000)	

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills		
0.82%-0.93%, 12/18/03	840	**839**

End of investments. For totals, please see the first page of holdings for this fund.

Security Rate, maturity date	Face value ($ x 1,000)	

Collateral Invested for Securities on Loan
16.2% of net assets

Commercial Paper & Other Corporate Obligations

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
American Express Centurion Bank		
1.11%, 12/12/03	21,686	21,686
1.11%, 01/27/04	24,508	24,508
American Express Credit Corp.		
1.11%, 04/16/04	24,676	24,676
1.09%, 05/13/04	21,248	21,248
Canadian Imperial Bank Corp.		
1.09%, 05/28/04	24,965	24,965
CC USA, Inc.		
1.08%, 11/17/03	8,073	8,056
Concord Minutemen Capital Corp.		
1.11%, 01/09/04	38,078	37,978
1.08%, 11/14/03	16,884	16,852
1.08%, 11/18/03	38,674	38,594
1.07%, 11/19/03	39,095	39,065
Crown Point Funding Corp.		
1.11%, 01/16/04	33,641	33,559
1.08%, 11/14/03	21,970	21,926
Depfa Bank PLC		
1.08%, 11/18/03	30,539	30,456
Fairway Finance Corp.		
1.10%, 01/12/04	61,443	61,267
General Electric Capital Corp.		
1.08%, 05/10/04	13,115	13,115
Lexington Parker		
1.07%, 11/06/03	25,960	25,936
Svenska Handelsbanken		
1.39%, 10/27/04	18,012	18,010
Tulip Funding Corp.		
1.07%, 11/10/03	24,004	23,981
Westdeutsche Landesbank AG		
1.09%, 09/23/04	25,550	25,545
1.09%, 09/29/04	25,840	25,834
1.08%, 10/12/04	5,080	5,080
		542,337

Short-Term Investments

Wells Fargo Bank, Time Deposit		
1.06%, 11/03/03	80,842	**80,842**

Security and Number of Shares

Other Investment Companies

Institutional Money Market Trust 584,942,519	**584,943**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $1,166,865 of securities on loan)	$7,441,555
Collateral held for securities on loan	1,208,122
Receivables:	
Fund shares sold	8,247
Interest	9
Dividends	9,970
Investments sold	1,517
Due from broker for futures	11
Income from securities on loan	121
Prepaid expenses	+ 84
Total assets	**8,669,636**

Liabilities

Collateral held for securities on loan	1,208,122
Payables:	
Fund shares redeemed	13,002
Investments bought	358
Investment adviser and administrator fees	39
Transfer agent and shareholder service fees	40
Accrued expenses	+ 691
Total liabilities	**1,222,252**

Net Assets

Total assets	8,669,636
Total liabilities	− 1,222,252
Net assets	**$7,447,384**

Net Assets by Source

Capital received from investors	7,837,028
Net investment income not yet distributed	80,919
Net realized capital losses	(631,612)
Net unrealized capital gains	161,049

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,510,048		214,555		$16.36
Select Shares®	$3,691,726		224,944		$16.41
e.Shares®	$245,610		15,007		$16.37

Unless stated, all numbers x 1,000.

The fund paid $7,280,890 for these securities. Not counting short-term obligations and government securities, the fund paid $505,804 for securities during the report period and received $214,532 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had forty-three open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $11,282 and net unrealized gains of $384.

Federal Tax Data

Portfolio Cost	$7,362,738
Net unrealized gains and losses:	
Gains	$1,494,337
Losses	+ (1,415,520)
	$78,817
Undistributed earnings:	
Ordinary income	$80,917
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	+ 72,382
	$549,378

See financial notes. 35

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$115,956
Interest		86
Securities on loan	+	1,082
Total investment income		**117,124**

Net Realized Gains and Losses

Net realized losses on investments sold		(60,537)
Net realized gains on futures contracts	+	1,196
Net realized losses		**(59,341)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		1,201,575
Net unrealized gains on futures contracts	+	368
Net unrealized gains		**1,201,943**

Expenses

Investment adviser and administrator fees		11,122
Transfer agent and shareholder service fees:		
Investor Shares		7,554
Select Shares®		3,207
e.Shares®		226
Trustees' fees		43
Custodian fees		183
Portfolio accounting fees		976
Professional fees		64
Registration fees		132
Shareholder reports		636
Interest expense		10
Other expenses	+	134
Total expenses		24,287
Expense reduction	–	6,555
Net expenses		**17,732**

Increase in Net Assets from Operations

Total investment income		117,124
Net expenses	–	17,732
Net investment income		**99,392**
Net realized losses		(59,341)
Net unrealized gains	+	1,201,943
Increase in net assets from operations		**$1,241,994**

Calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $1,672 from the investment adviser (CSIM) and $4,883 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

Prior to March 1, 2003, the limit was 0.35% for the Investor Shares. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $1,142,602.

 See financial notes.

Statements of
Changes in net assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$99,392	$91,487
Net realized losses	(59,341)	(350,232)
Net unrealized gains or losses	+ 1,201,943	(899,126)
Increase or decrease in net assets from operations	**1,241,994**	**(1,157,871)**

Distributions Paid

Dividends from net investment income

Investor Shares	40,628	33,227
Select Shares®	49,532	44,304
e.Shares®	+ 3,378	3,401
Total dividends from net investment income	**$93,538**	**$80,932**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	50,095	$730,445	55,877	$908,494
Select Shares	51,800	753,457	69,223	1,121,910
e.Shares	+ 4,668	67,061	5,190	83,737
Total shares sold	**106,563**	**$1,550,963**	**130,290**	**$2,114,141**
Shares Reinvested				
Investor Shares	2,857	$39,062	1,850	$31,991
Select Shares	3,300	45,211	2,314	40,073
e.Shares	+ 224	3,062	178	3,074
Total shares reinvested	**6,381**	**$87,335**	**4,342**	**$75,138**
Shares Redeemed				
Investor Shares	(38,573)	($558,964)	(44,191)	($692,759)
Select Shares	(49,150)	(705,422)	(68,436)	(1,061,022)
e.Shares	+ (5,869)	(84,347)	(7,834)	(123,864)
Total shares redeemed	**(93,592)**	**($1,348,733)**	**(120,461)**	**($1,877,645)**
Net transactions in fund shares	**19,352**	**$289,565**	**14,171**	**$311,634**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	435,154	$6,009,363	420,983	$6,936,532
Total increase or decrease	+ 19,352	1,438,021	14,171	(927,169)
End of period	**454,506**	**$7,447,384**	**435,154**	**$6,009,363**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary Income	$93,538	$80,932
Long-term capital gains	$–	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$236	$423
Select Shares	302	438
e.Shares	+ 22	+ 28
Total	**$560**	**$889**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $80,919 and $75,065 for the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios®

All Equity Portfolio	2.6%
Growth Portfolio	1.9%
Balanced Portfolio	1.2%
Conservative Portfolio	0.6%

See financial notes. 37

Schwab 1000 Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	25.25	29.57	39.95	37.12	29.90
Income or loss from investment operations:					
Net investment income	0.33	0.31	0.26	0.26	0.26
Net realized and unrealized gains or losses	4.99	(4.36)	(10.40)	2.83	7.21
Total income or loss from investment operations	5.32	(4.05)	(10.14)	3.09	7.47
Less distributions:					
Dividends from net investment income	(0.32)	(0.27)	(0.24)	(0.26)	(0.25)
Net asset value at end of period	30.25	25.25	29.57	39.95	37.12
Total return (%)	21.34	(13.87)	(25.50)	8.34	25.12
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.49	0.46	0.46	0.46[1]	0.46
Gross operating expenses	0.51	0.52	0.51	0.51	0.51
Net investment income	1.27	1.04	0.78	0.63	0.78
Portfolio turnover rate	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	3,974	3,223	3,852	5,083	4,925

[1] The ratio of net operating expenses would have been 0.47% if certain non-routine expenses (proxy fees) had been included.

Select Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	25.26	29.58	39.98	37.16	29.93
Income or loss from investment operations:					
Net investment income	0.37	0.35	0.31	0.29	0.30
Net realized and unrealized gains or losses	4.99	(4.36)	(10.41)	2.84	7.22
Total income or loss from investment operations	5.36	(4.01)	(10.10)	3.13	7.52
Less distributions:					
Dividends from net investment income	(0.35)	(0.31)	(0.30)	(0.31)	(0.29)
Net asset value at end of period	30.27	25.26	29.58	39.98	37.16
Total return (%)	21.52	(13.77)	(25.40)	8.46	25.29
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.35	0.35	0.35	0.35[1]	0.35
Gross operating expenses	0.36	0.37	0.36	0.36	0.37
Net investment income	1.41	1.15	0.89	0.74	0.89
Portfolio turnover rate	5	9	8	9	3
Net assets, end of period ($ x 1,000,000)	1,996	1,588	1,911	2,159	2,214

[1] The ratio of net operating expenses would have been 0.36% if certain non-routine expenses (proxy fees) had been included.

See financial notes. 39

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ▲ Collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser

	Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.9%	**Common Stock**	3,959,733	5,961,669
0.0%	**Short-Term Investment**	467	467
0.0%	**U.S. Treasury Obligation**	200	200
99.9%	**Total Investments**	**3,960,400**	**5,962,336**
18.2%	**Collateral Invested for Securites on Loan**	1,085,371	1,085,371
(18.1)%	**Other Assets and Liabilities, Net**		(1,078,074)
100.0%	**Total Net Assets**		**5,969,633**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 99.9% of net assets	
Aerospace / Defense 1.5%	
The Boeing Co. 453,182	17,443
Crane Co. 31,050	873
General Dynamics Corp. 108,400	9,073
Goodrich Corp. 61,892	1,709
• L-3 Communications Holdings, Inc. 51,200	2,393
Lockheed Martin Corp. 243,584	11,293
Northrop Grumman Corp. 98,597	8,815
Raytheon Co. 223,000	5,905
Rockwell Automation, Inc. 98,600	3,062
Rockwell Collins, Inc. 95,100	2,610
Textron, Inc. 73,400	3,647
United Technologies Corp. 254,427	21,547
	88,370
Air Transportation 1.1%	
Delta Air Lines, Inc. 64,200	836
FedEx Corp. 161,160	12,210
Sabre Holdings Corp. 76,100	1,667
Southwest Airlines Co. 421,925	8,185
United Parcel Service, Inc., Class B 607,500	44,056
	66,954
Alcoholic Beverages 0.5%	
Adolph Coors Co., Class B 18,800	1,054
Anheuser-Busch Cos., Inc. 448,800	22,108
Brown-Forman Corp., Class B 33,578	2,833
• Constellation Brands, Inc., Class A 55,700	1,747
	27,742
Apparel 0.4%	
• Coach, Inc. 98,328	3,487
Jones Apparel Group, Inc. 69,100	2,384
Liz Claiborne, Inc. 58,000	2,140
Nike, Inc., Class B 141,900	9,067
Polo Ralph Lauren Corp. 26,500	806
Reebok International Ltd. 31,200	1,215
• Timberland Co., Class A 19,100	992
VF Corp. 58,600	2,487
	22,578
Automotive Products / Motor Vehicles 1.3%	
• American Axle & Manufacturing Holdings, Inc. 27,900	965
ArvinMeritor, Inc. 35,400	594
BorgWarner, Inc. 14,000	1,114
Carlisle Cos., Inc. 16,000	918

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Cooper Tire & Rubber Co. 38,300	753
Cummins, Inc. 21,600	1,024
Dana Corp. 77,189	1,257
Danaher Corp. 83,200	6,893
Delphi Corp. 301,400	2,682
Donaldson Co., Inc. 22,900	1,310
Eaton Corp. 40,700	4,080
Ford Motor Co. 988,970	11,996
General Motors Corp. 302,934	12,926
•General Motors Corp., Class H 595,294	9,781
Gentex Corp. 41,600	1,625
Genuine Parts Co. 92,775	2,952
•Goodyear Tire & Rubber Co. 91,200	626
Harley-Davidson, Inc. 163,300	7,742
•Lear Corp. 36,200	2,103
•Navistar International Corp. 35,500	1,435
Oshkosh Truck Corp. 17,800	816
Polaris Industries, Inc. 11,900	1,019
Superior Industries International, Inc. 14,400	612
	75,223

Banks 7.8%

Security and Number of Shares	Mkt. Value ($ x 1,000)
AmSouth Bancorp. 200,875	4,745
Associated Banc-Corp. 38,825	1,598
Bancorpsouth, Inc. 40,800	959
Bank of America Corp. 808,322	61,214
Bank of Hawaii Corp. 33,750	1,330
The Bank of New York Co., Inc. 415,700	12,966
Bank One Corp. 613,993	26,064
Banknorth Group, Inc. 85,800	2,687
BB&T Corp. 298,681	11,550
Citizens Banking Corp. Michigan 23,000	673
City National Corp. 26,000	1,565
The Colonial BancGroup, Inc. 64,400	1,010
Comerica, Inc. 94,774	4,879
Commerce Bancorp, Inc. N.J. 39,900	1,929
Commerce Bancshares, Inc. 34,848	1,669
Community First Bankshares, Inc. 20,400	554

Security and Number of Shares	Mkt. Value ($ x 1,000)
Compass Bancshares, Inc. 68,112	2,573
Cullen/Frost Bankers, Inc. 26,500	1,027
Fifth Third Bancorp 308,930	17,906
First Citizens BancShares, Inc., Class A 6,000	684
First Midwest Bancorp, Inc. Illinois 25,700	794
First Tennessee National Corp. 68,200	3,094
FirstMerit Corp. 44,000	1,134
FleetBoston Financial Corp. 568,615	22,966
FNB Corp. 23,940	791
Fulton Financial Corp. 59,187	1,222
Hibernia Corp., Class A 82,000	1,852
Hudson City Bancorp, Inc. 102,500	3,540
Hudson United Bancorp 23,500	853
Huntington Bancshares, Inc. 124,935	2,706
J.P. Morgan Chase & Co. 1,099,990	39,490
KeyCorp, Inc. 227,446	6,425
M&T Bank Corp. 65,801	6,179
Marshall & Ilsley Corp. 123,470	4,423
Mellon Financial Corp. 232,388	6,941
Mercantile Bankshares Corp. 42,575	1,804
National City Corp. 332,400	10,856
National Commerce Financial Corp. 108,850	2,990
North Fork Bancorp., Inc. 85,900	3,348
Northern Trust Corp. 120,850	5,613
Old National Bancorp. 32,962	732
Park National Corp. 7,100	830
Peoples Bank-Bridgeport 32,000	1,048
PNC Financial Services Group, Inc. 151,730	8,128
Popular, Inc. 70,800	3,186
Provident Financial Group, Inc. 25,400	748
Regions Financial Corp. 119,065	4,376
Sky Financial Group, Inc. 48,530	1,182
SouthTrust Corp. 184,474	5,876
State Street Corp. 180,100	9,430
SunTrust Banks, Inc. 151,456	10,158
Synovus Financial Corp. 161,762	4,465
TCF Financial Corp. 38,600	2,014
Trustmark Corp. 32,000	911
U.S. Bancorp 1,040,053	28,310

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Union Planters Corp. 107,000	3,560
UnionBanCal Corp. 80,200	4,344
United Bankshares, Inc. 21,900	662
Valley National Bancorp 49,599	1,451
Wachovia Corp. 726,220	33,312
Wells Fargo & Co. 906,932	51,078
Westamerica Bancorp. 17,400	871
Whitney Holding Corp. 20,900	794
Wilmington Trust Corp. 34,000	1,145
Zions Bancorp. 49,300	3,022
	466,236

Business Machines & Software 8.9%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• 3Com Corp. 191,150	1,376
Adobe Systems, Inc. 124,800	5,471
• Apple Computer, Inc. 196,100	4,489
Autodesk, Inc. 58,700	1,130
• BEA Systems, Inc. 221,900	3,084
• BMC Software, Inc. 122,400	2,127
• Cisco Systems, Inc. 3,792,500	79,567
• Compuware Corp. 196,600	1,105
• Comverse Technology, Inc. 101,200	1,826
• Dell, Inc. 1,387,200	50,106
Diebold, Inc. 39,418	2,249
• EMC Corp. 1,181,700	16,355
Fair Isaac Corp. 26,350	1,681
• Gateway, Inc. 168,600	850
Hewlett-Packard Co. 1,648,340	36,774
IKON Office Solutions, Inc. 75,000	630
❾ International Business Machines Corp. 935,500	83,709
• Juniper Networks, Inc. 207,300	3,729
• Lexmark International, Inc., Class A 69,400	5,109
• Maxtor Corp. 132,600	1,813
Microchip Technology, Inc. 110,500	3,614
▲❷ Microsoft Corp. 5,843,100	152,797
• NCR Corp. 50,651	1,820
• Network Appliance, Inc. 184,600	4,556
• Novell, Inc. 200,300	1,176
• Oracle Corp. 2,824,114	33,776

Security and Number of Shares	Mkt. Value ($ x 1,000)
Pitney Bowes, Inc. 125,100	5,142
• Sandisk Corp. 41,900	3,377
• Seagate Escrow Security 126,560	36
• Siebel Systems, Inc. 263,200	3,314
• Storage Technology Corp. 57,300	1,381
• Sun Microsystems, Inc. 1,732,800	6,862
• Sybase, Inc. 49,300	882
• Tech Data Corp. 29,400	968
Total System Services, Inc. 104,400	2,879
• Unisys Corp. 177,450	2,726
• Xerox Corp. 426,050	4,473
	532,959

Business Services 4.1%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Affiliated Computer Services, Inc., Class A 70,700	3,459
• Affymetrix, Inc. 30,400	779
• Allied Waste Industries, Inc. 110,065	1,241
• Apollo Group, Inc., Class A 94,750	6,019
• Aramark Corp., Class B 50,400	1,347
Automatic Data Processing, Inc. 321,900	12,148
• BearingPoint, Inc. 98,600	927
• The BISYS Group, Inc. 62,600	895
• CACI International, Inc., Class A 14,800	733
• Career Education Corp. 56,000	2,999
CDW Corp. 45,700	2,744
• Cendant Corp. 549,348	11,223
• Ceridian Corp. 80,000	1,680
• Cerner Corp. 18,500	784
Certegy, Inc. 34,600	1,165
• Checkfree Corp. 41,000	1,129
• ChoicePoint, Inc. 46,666	1,635
Cintas Corp. 92,900	3,963
• Citrix Systems, Inc. 94,900	2,399
Computer Associates International, Inc. 310,779	7,309
• Computer Sciences Corp. 100,696	3,990
• Concord EFS, Inc. 271,524	2,903
• Convergys Corp. 90,200	1,449
• Copart, Inc. 48,000	599
• Corinthian Colleges, Inc. 24,600	1,523

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Corporate Executive Board Co. 19,400	990
•D&B Corp. 40,700	1,895
Deluxe Corp. 32,200	1,300
•DeVry, Inc. 36,400	883
•DST Systems, Inc. 64,100	2,424
•eBay, Inc. 347,500	19,439
•Education Management Corp. 18,400	1,162
Electronic Data Systems Corp. 256,800	5,508
Equifax, Inc. 75,900	1,855
First Data Corp. 401,604	14,337
•Fiserv, Inc. 103,589	3,659
Global Payments, Inc. 19,200	800
GTECH Holdings Corp. 31,600	1,412
H&R Block, Inc. 99,900	4,704
•ICOS Corp. 34,300	1,602
IMS Health, Inc. 129,100	3,038
•Interpublic Group of Cos., Inc. 209,650	3,120
•Intuit, Inc. 110,800	5,538
•Invitrogen Corp. 26,900	1,711
•Iron Mountain, Inc. 46,200	1,767
•ITT Educational Services, Inc. 23,700	1,180
Jack Henry & Associates, Inc. 45,500	909
•Jacobs Engineering Group, Inc. 30,200	1,399
•Lamar Advertising Co. 46,300	1,403
Manpower, Inc. 41,800	1,939
•Mercury Interactive Corp. 46,000	2,136
•Monster Worldwide, Inc. 60,100	1,531
National Instruments Corp. 26,600	1,133
•Network Associates, Inc. 86,500	1,205
Omnicom Group, Inc. 101,900	8,132
Paychex, Inc. 203,842	7,933
•PeopleSoft, Inc. 216,306	4,490
•Peregrine Systems, Inc. 102,600	51
•Perot Systems Corp., Class A 56,400	599
•Pixar, Inc. 28,800	1,982
Republic Services, Inc. 88,800	2,065
The Reynolds & Reynolds Co., Class A 36,200	983
•Robert Half International, Inc. 90,200	2,130
The ServiceMaster Co. 156,800	1,798

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Stericycle, Inc. 21,700	1,002
•Sungard Data Systems, Inc. 153,800	4,314
•Symantec Corp. 84,000	5,599
•Synopsys, Inc. 82,600	2,620
•VeriSign, Inc. 126,635	2,010
•Veritas Software Corp. 229,079	8,281
Viad Corp. 45,900	1,147
•Waste Connections, Inc. 14,600	506
Waste Management, Inc. 318,475	8,255
•WebMD Corp. 160,500	1,250
•Yahoo!, Inc. 362,906	15,859
	246,027

Chemicals 1.4%

Air Products & Chemicals, Inc. 122,200	5,549
Airgas, Inc. 37,300	714
Albemarle Corp. 21,700	582
Cabot Corp. 31,900	890
•Celgene Corp. 43,000	1,793
•Cytec Industries, Inc. 20,400	712
Dow Chemical Co. 496,552	18,715
E.I. du Pont de Nemours & Co. 538,689	21,763
Eastman Chemical Co. 40,125	1,303
Ecolab, Inc. 141,100	3,794
Great Lakes Chemical Corp. 26,200	563
IMC Global, Inc. 59,860	419
Lubrizol Corp. 26,800	812
Lyondell Chemical Co. 93,800	1,341
Monsanto Co. 140,648	3,523
PPG Industries, Inc. 92,100	5,310
Praxair, Inc. 88,000	6,123
Rohm & Haas Co. 119,114	4,681
RPM International, Inc. 59,800	864
Sigma-Aldrich Corp. 39,200	2,056
Valspar Corp. 26,100	1,245
	82,752

Construction 0.7%

Centex Corp. 34,100	3,325
D.R. Horton, Inc. 83,822	3,336
Florida Rock Industries, Inc. 14,900	853

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fluor Corp. 43,800	1,624
KB Home 25,000	1,712
Lafarge North America, Inc. 37,800	1,365
Lennar Corp., Class A 42,600	3,913
Martin Marietta Materials, Inc. 25,300	1,037
Masco Corp. 267,800	7,364
MDC Holdings, Inc. 15,290	1,029
• NVR, Inc. 4,700	2,300
Pulte Homes, Inc. 33,900	2,933
The Sherwin-Williams Co. 83,900	2,814
The Stanley Works 46,000	1,534
• Toll Brothers, Inc. 39,400	1,451
Vulcan Materials Co. 54,700	2,424
• West Corp. 34,400	833
	39,847
Consumer Durables 0.3%	
Black & Decker Corp. 43,150	2,063
Ethan Allen Interiors, Inc. 19,700	725
Furniture Brands International, Inc. 29,300	711
Hillenbrand Industries, Inc. 34,000	2,024
La-Z-Boy, Inc. 29,400	594
Leggett & Platt, Inc. 103,400	2,160
Maytag Corp. 40,650	1,032
• Mohawk Industries, Inc. 36,439	2,701
Newell Rubbermaid, Inc. 147,109	3,354
Whirlpool Corp. 37,400	2,636
	18,000
Containers 0.2%	
Ball Corp. 31,600	1,776
Bemis Co. 27,600	1,276
• Crown Holdings, Inc. 88,900	702
• Owens-Illinois, Inc. 76,700	943
• Pactiv Corp. 84,350	1,860
• Sealed Air Corp. 50,699	2,699
Sonoco Products Co. 50,141	1,067
	10,323
Electronics 6.0%	
• Acxiom Corp. 46,400	738
• ADC Telecommunications, Inc. 414,300	1,057

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Adelphia Communications, Class A 75,707	26
• Advanced Fibre Communications, Inc. 46,300	1,115
• Advanced Micro Devices, Inc. 185,600	2,821
• Agere Systems, Inc., Class A 886,500	3,085
• Agilent Technologies, Inc. 252,700	6,297
• Alliant Techsystems, Inc. 19,900	1,030
• Altera Corp. 205,400	4,155
American Power Conversion Corp. 113,900	2,304
• Amphenol Corp., Class A 22,200	1,304
• Analog Devices, Inc. 202,100	8,959
• Applied Materials, Inc. 894,900	20,914
• Applied Micro Circuits Corp. 157,200	915
• Arrow Electronics, Inc. 52,000	1,110
• Atmel Corp. 253,300	1,429
• Avnet, Inc. 62,200	1,207
AVX Corp. 90,600	1,332
• Broadcom Corp., Class A 159,200	5,086
• Cabot Microelectronics Corp. 12,700	724
• Cadence Design Systems, Inc. 146,250	2,251
• CIENA Corp. 250,600	1,606
• Cree, Inc. 37,900	673
• Cymer, Inc. 17,800	813
• Emulex Corp. 42,700	1,209
• Energizer Holdings, Inc. 47,200	1,737
• Fairchild Semiconductor International, Inc., Class A 60,900	1,376
• Getty Images, Inc. 30,100	1,346
Harman International Industries, Inc. 18,700	2,397
Harris Corp. 34,600	1,288
• Hearst-Argyle Television, Inc. 48,100	1,165
• Integrated Circuit Systems, Inc. 37,300	1,252
7 • Intel Corp. 3,517,600	116,257
• Interactive Data Corp. 47,700	820
• International Rectifier Corp. 35,300	1,685
Intersil Corp., Class A 73,100	1,885
ITT Industries, Inc. 50,800	3,454
• Jabil Circuit, Inc. 109,100	3,038
• JDS Uniphase Corp. 767,755	2,726

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
•KLA-Tencor Corp. 102,200	5,859
•Lam Research Corp. 67,100	1,929
Linear Technology Corp. 168,200	7,167
•LSI Logic Corp. 201,200	1,859
•Lucent Technologies, Inc. 2,246,619	7,189
Maxim Integrated Products, Inc. 174,529	8,676
•Micron Technology, Inc. 329,100	4,719
Molex, Inc. 102,021	3,202
Motorola, Inc. 1,253,186	16,956
•National Semiconductor Corp. 98,400	3,998
•Novellus Systems, Inc. 81,600	3,369
•Nvidia Corp. 85,600	1,513
PerkinElmer, Inc. 65,800	1,185
•QLogic Corp. 50,700	2,842
Qualcomm, Inc. 429,100	20,382
•RF Micro Devices, Inc. 95,000	1,113
•Sanmina — SCI Corp. 271,652	2,866
Scientific — Atlanta, Inc. 80,200	2,374
•Skyworks Solutions, Inc. 79,500	682
•Solectron Corp. 444,800	2,464
Symbol Technologies, Inc. 119,970	1,498
Tektronix, Inc. 45,200	1,160
•Tellabs, Inc. 221,800	1,670
•Teradyne, Inc. 102,000	2,324
Texas Instruments, Inc. 935,455	27,053
•Thermo Electron Corp. 86,984	1,912
•Vishay Intertechnology, Inc. 83,150	1,559
•Waters Corp. 75,100	2,360
•Western Digital Corp. 110,500	1,486
•Xilinx, Inc. 183,800	5,827
•Zebra Technologies Corp., Class A 24,750	1,410
	361,189

Energy: Raw Materials 1.1%

Anadarko Petroleum Corp. 135,380	5,905
Apache Corp. 87,160	6,077
Arch Coal, Inc. 27,300	669
Baker Hughes, Inc. 181,520	5,130
•BJ Services Co. 85,600	2,809
Burlington Resources, Inc. 108,767	5,290

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Cooper Cameron Corp. 30,200	1,293
Devon Energy Corp. 125,516	6,088
ENSCO International, Inc. 79,400	2,092
EOG Resources, Inc. 66,500	2,802
•FMC Technologies, Inc. 34,100	685
•Forest Oil Corp. 28,700	673
•Grant Prideco, Inc. 63,000	714
Halliburton Co. 234,360	5,596
Helmerich & Payne, Inc. 25,900	687
•Key Energy Services, Inc. 66,800	583
Noble Energy, Inc. 29,700	1,180
Occidental Petroleum Corp. 206,200	7,271
Peabody Energy Corp. 29,300	977
•Rowan Cos., Inc. 48,600	1,164
•Smith International, Inc. 54,800	2,040
Tidewater, Inc. 31,600	866
Valero Energy Corp. 61,288	2,617
Western Gas Resources, Inc. 17,200	731
	63,939

Food & Agriculture 3.6%

Archer-Daniels-Midland Co. 344,336	4,941
Campbell Soup Co. 221,700	5,746
The Coca-Cola Co. 1,327,300	61,587
Coca-Cola Enterprises, Inc. 242,400	4,887
ConAgra Foods, Inc. 291,259	6,944
Corn Products International, Inc. 18,600	630
•Dean Foods Co. 83,150	2,515
•Del Monte Foods Co. 108,295	1,030
Dreyer's Grand Ice Cream Holdings, Inc. 18,200	1,409
General Mills, Inc. 201,250	9,026
H.J. Heinz Co. 193,500	6,836
Hershey Foods Corp. 72,900	5,621
Hormel Foods Corp. 74,800	1,847
The J.M. Smuckers Co. 25,800	1,129
Kellogg Co. 220,400	7,302
Kraft Foods, Inc., Class A 149,700	4,356
McCormick & Co., Inc. 74,700	2,214
The Pepsi Bottling Group, Inc. 148,300	3,306
PepsiAmericas, Inc. 78,100	1,170

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
PepsiCo, Inc. 932,360	44,585
•Performance Food Group Co. 23,500	875
Sara Lee Corp. 418,200	8,335
•The Scotts Co., Class A 17,500	1,011
Sensient Technologies Corp. 24,700	474
•Smithfield Foods, Inc. 56,800	1,208
Supervalu, Inc. 72,000	1,816
Sysco Corp. 349,500	11,764
Tootsie Roll Industries, Inc. 27,730	915
Tyson Foods, Inc., Class A 188,382	2,688
Wm. Wrigley Jr. Co. 121,200	6,836
	213,003

Gold 0.2%

Newmont Mining Corp. 219,538	**9,611**

Healthcare / Drugs & Medicine 12.7%

Abbott Laboratories 843,700	35,958
•Accredo Health, Inc. 24,700	789
•AdvancePCS Corp. 48,700	2,507
Allergan, Inc. 71,400	5,399
AmerisourceBergen Corp. 59,795	3,395
•Amgen, Inc. 698,440	43,136
•Amylin Pharmaceuticals, Inc. 50,100	1,369
•Andrx Corp. 37,200	740
•Anthem, Inc. 75,600	5,173
•Apogent Technologies, Inc. 52,800	1,159
Applied Biosystems Group — Applera Corp. 111,300	2,569
•Apria Healthcare Group, Inc. 28,600	829
•Barr Laboratories, Inc. 35,350	2,714
Bausch & Lomb, Inc. 28,100	1,353
Baxter International, Inc. 327,600	8,708
Beckman Coulter, Inc. 32,400	1,609
Becton Dickinson & Co. 136,800	5,001
•Biogen, Inc. 79,400	3,213
Biomet, Inc. 139,000	4,985
•Boston Scientific Corp. 222,142	15,043
Bristol-Myers Squibb Co. 1,047,500	26,575
C.R. Bard, Inc. 29,200	2,337
Cardinal Health, Inc. 240,956	14,298

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Caremark Rx, Inc. 142,800	3,577
•Cephalon, Inc. 29,600	1,390
•Charles River Laboratories International, Inc. 23,500	758
•Chiron Corp. 99,912	5,458
•Community Health Systems, Inc. 51,300	1,232
•Covance, Inc. 31,200	812
•Coventry Health Care, Inc. 33,200	1,818
•Cytyc Corp. 60,200	778
•DaVita, Inc. 35,700	1,253
Dentsply International, Inc. 42,650	1,885
Diagnostic Products Corp. 14,900	608
•Edwards Lifesciences Corp. 33,500	971
Eli Lilly & Co. 606,868	40,430
•Express Scripts, Inc. 43,100	2,367
•First Health Group Corp. 52,800	1,289
•Forest Laboratories, Inc. 196,600	9,832
•Genzyme Corp. — General Division 119,500	5,485
•Gilead Sciences, Inc. 109,300	5,966
Guidant Corp. 166,072	8,471
HCA, Inc. 275,472	10,537
Health Management Associates, Inc., Class A 129,428	2,867
•Health Net, Inc. 66,300	2,094
•Henry Schein, Inc. 22,900	1,421
•Human Genome Sciences, Inc. 67,000	932
•Humana, Inc. 87,400	1,773
•Idec Pharmaceuticals Corp. 83,600	2,937
•IDEXX Laboratories, Inc. 17,900	847
•Igen International, Inc. 12,400	719
Invacare Corp. 16,200	665
•IVAX Corp. 107,125	2,063
❿ Johnson & Johnson 1,604,220	80,740
•King Pharmaceuticals, Inc. 135,166	1,811
•Laboratory Corp. of America Holdings 78,900	2,797
•LifePoint Hospitals, Inc. 20,600	530
•Lincare Holdings, Inc. 55,000	2,142
Manor Care, Inc. 50,200	1,671
McKesson Corp. 155,328	4,702

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Medco Health Solutions, Inc. 145,022	4,815
Medicis Pharmaceutical Corp., Class A 14,100	893
• Medimmune, Inc. 141,450	3,771
Medtronic, Inc. 656,400	29,912
Merck & Co., Inc. 1,209,208	53,507
• Mid Atlantic Medical Services, Inc. 26,900	1,571
• Millennium Pharmaceuticals, Inc. 159,520	2,540
Mylan Laboratories, Inc. 149,212	3,603
• NBTY, Inc. 34,500	940
• Neurocrine Biosciences, Inc. 19,000	890
Omnicare, Inc. 53,300	2,044
• Oxford Health Plans, Inc. 45,500	1,843
• Patterson Dental Co. 37,400	2,393
• Pediatrix Medical Group, Inc. 13,200	706
❹ Pfizer, Inc. 4,215,412	133,207
• Pharmaceutical Product Development, Inc. 28,800	866
• Quest Diagnostics 56,300	3,809
• Renal Care Group, Inc. 25,100	942
• Respironics, Inc. 17,400	725
Schering-Plough Corp. 792,800	12,106
• SICOR, Inc. 64,200	1,721
• St. Jude Medical, Inc. 96,600	5,618
• Steris Corp. 36,000	750
Stryker Corp. 106,900	8,671
• Techne Corp. 21,600	752
• Tenet Healthcare Corp. 252,409	3,483
• Triad Hospitals, Inc. 38,900	1,195
UnitedHealth Group, Inc. 321,400	16,353
• Universal Health Services, Class B 31,400	1,477
• Varian Medical Systems, Inc. 37,300	2,385
• Vertex Pharmaceuticals, Inc. 39,800	522
• Watson Pharmaceuticals, Inc. 57,500	2,258
• WellPoint Health Networks, Inc. 79,350	7,054
Wyeth 718,900	31,732
• Zimmer Holdings, Inc. 123,600	7,887
	757,428

Security and Number of Shares	Mkt. Value ($ x 1,000)
Household Products 2.1%	
Alberto-Culver Co., Class B 32,300	2,048
Avon Products, Inc. 128,400	8,726
Church & Dwight Co., Inc. 20,800	775
Clorox Co. 116,400	5,273
Colgate-Palmolive Co. 289,900	15,420
The Dial Corp. 49,500	1,188
The Estee Lauder Cos., Inc., Class A 67,000	2,505
The Gillette Co. 550,910	17,574
International Flavors & Fragrances, Inc. 51,000	1,688
Procter & Gamble Co. 700,300	68,833
	124,030
Insurance 4.5%	
21st Century Insurance Group 44,500	628
Aetna, Inc. 85,265	4,895
AFLAC, Inc. 276,900	10,101
• Alleghany Corp. 4,242	855
The Allstate Corp. 379,048	14,972
AMBAC Financial Group, Inc. 61,200	4,329
American Financial Group, Inc. 36,000	802
❽ American International Group, Inc. 1,408,771	85,696
American National Insurance Co. 13,700	1,138
AmerUs Group Co. 20,200	763
AON Corp. 169,112	3,704
Arthur J. Gallagher & Co. 48,300	1,410
Brown & Brown, Inc. 37,900	1,154
Chubb Corp. 101,200	6,761
CIGNA Corp. 76,400	4,359
Cincinnati Financial Corp. 86,014	3,520
• CNA Financial Corp. 118,200	2,551
Commerce Group, Inc. 16,800	668
Erie Indemnity Co., Class A 33,300	1,331
Fidelity National Financial, Inc. 79,222	2,450
First American Corp. 40,900	1,172
Hartford Financial Services Group, Inc. 153,100	8,405
HCC Insurance Holdings, Inc. 32,400	944

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Hilb, Rogal & Hamilton Co. 18,400	552
Jefferson-Pilot Corp. 76,587	3,656
John Hancock Financial Services, Inc. 155,900	5,511
Lincoln National Corp. 96,000	3,833
Loews Corp. 100,400	4,317
•Markel Corp. 5,200	1,312
Marsh & McLennan Cos., Inc. 287,700	12,299
MBIA, Inc. 77,500	4,620
Mercury General Corp. 28,200	1,340
MGIC Investment Corp. 54,200	2,781
Mony Group, Inc. 24,300	778
Nationwide Financial Services, Inc., Class A 29,300	995
Odyssey Re Holdings Corp. 33,900	711
Old Republic International Corp. 71,775	2,580
The PMI Group, Inc. 50,700	1,938
Principal Financial Group, Inc. 175,200	5,493
The Progressive Corp. 117,200	8,649
Protective Life Corp. 35,800	1,162
Prudential Financial, Inc. 294,400	11,376
Radian Group, Inc. 50,700	2,682
Reinsurance Group of America, Inc. 25,600	1,023
Safeco Corp. 73,400	2,694
St. Paul Cos., Inc. 122,054	4,654
Stancorp Financial Group, Inc. 15,200	958
Torchmark Corp. 63,000	2,764
Transatlantic Holdings, Inc. 29,300	2,247
Travelers Property Casualty Corp., Class B 540,999	8,856
Unitrin, Inc. 35,100	1,299
UnumProvident Corp. 159,371	2,609
W.R. Berkley Corp. 44,550	1,528
	267,825

Media 4.4%

Belo Corp., Class A 60,600	1,652
•Cablevision Systems Corp., NY Group, Class A 123,200	2,489
Clear Channel Communications, Inc. 331,629	13,537

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Comcast Corp., Class A 1,214,780	41,205
•Cox Communications, Inc., Class A 318,586	10,854
Dow Jones & Co., Inc. 44,850	2,331
The E.W. Scripps Co., Class A 43,475	4,039
•EchoStar Communications Corp., Class A 135,000	5,173
•Emmis Communications Corp., Class A 27,700	614
•Entercom Communications Corp. 28,000	1,283
•Fox Entertainment Group, Inc., Class A 189,700	5,255
Gannett Co., Inc. 146,900	12,356
Harte-Hanks, Inc. 47,300	940
Hollinger International, Inc. 57,400	771
•InterActiveCorp 356,927	13,103
John Wiley & Sons, Class A 32,200	837
Knight-Ridder, Inc. 44,800	3,285
Lee Enterprises, Inc. 23,100	974
McClatchy Co., Class A 25,900	1,676
The McGraw-Hill Cos., Inc. 102,750	6,879
Media General, Inc., Class A 12,100	799
Meredith Corp. 27,700	1,344
•Metro-Goldwyn-Mayer, Inc. 98,955	1,579
New York Times Co., Class A 80,726	3,837
•PanAmSat Corp. 79,900	1,654
R.R. Donnelley & Sons Co. 61,300	1,594
•Radio One, Inc., Class A 54,400	872
The Reader's Digest Association, Inc., Class A 50,800	748
•Scholastic Corp. 20,400	631
•Time Warner, Inc. 2,438,430	37,283
Tribune Co. 168,800	8,280
•Univision Communications, Inc., Class A 172,910	5,870
•Valassis Communications, Inc. 27,300	707
Viacom, Inc., Class B 947,779	37,788
The Walt Disney Co. 1,102,421	24,959
Washington Post, Class B 5,100	3,761
•Westwood One, Inc. 55,200	1,652
	262,611

Security and Number of Shares	Mkt. Value ($ x 1,000)
Miscellaneous 0.6%	
3M Co. 424,000	**33,441**
Miscellaneous Finance 8.8%	
A.G. Edwards, Inc. 47,043	1,905
•Affiliated Managers Group, Inc. 11,400	827
Allied Capital Corp. 64,700	1,608
American Express Co. 696,700	32,696
•AmeriCredit Corp. 84,500	1,132
•Ameritrade Holding Corp. 229,200	3,126
Astoria Financial Corp. 45,300	1,569
The Bear Stearns Cos., Inc. 54,071	4,123
•Berkshire Hathaway, Inc., Class A 621	48,320
•BOK Financial Corp. 29,686	1,122
Capital One Financial Corp. 123,550	7,512
❚The Charles Schwab Corp. 730,197	9,901
Charter One Financial, Inc. 121,704	3,890
Chicago Mercantile Exchange 18,600	1,264
❺Citigroup, Inc. 2,781,701	131,853
Commercial Federal Corp. 23,500	605
Countrywide Financial Corp. 74,885	7,872
Downey Financial Corp. 14,600	670
•E∗TRADE Group, Inc. 195,300	2,012
Eaton Vance Corp. 36,000	1,256
Fannie Mae 526,800	37,766
Federated Investors, Inc., Class B 59,150	1,635
Franklin Resources, Inc. 135,700	6,435
Freddie Mac 376,400	21,127
Golden West Financial Corp. 81,900	8,225
Goldman Sachs Group, Inc. 257,100	24,142
GreenPoint Financial Corp. 77,700	2,420
Independence Community Bank Corp. 29,700	1,091
IndyMac Bancorp, Inc. 28,800	847
International Bancshares Corp. 20,500	941
•Investment Technology Group, Inc. 25,000	497
Investors Financial Services Corp. 33,500	1,184
Janus Capital Group, Inc. 127,400	1,801
Jefferies Group, Inc. 30,000	930
LaBranche & Co., Inc. 31,000	328

Security and Number of Shares	Mkt. Value ($ x 1,000)
Legg Mason, Inc. 35,600	2,964
Lehman Brothers Holdings, Inc. 131,560	9,472
Leucadia National Corp. 32,700	1,373
MBNA Corp. 688,880	17,050
Merrill Lynch & Co., Inc. 505,500	29,926
Moody's Corp. 80,500	4,655
Morgan Stanley 587,110	32,215
New York Community Bancorp., Inc. 76,400	2,766
Nueberger Berman, Inc. 38,200	1,656
Nuveen Investments, Inc., Class A 48,500	1,358
•Providian Financial Corp. 155,900	1,732
Raymond James Financial, Inc. 25,200	1,028
Roslyn Bancorp., Inc. 43,050	1,160
SEI Investments Co. 55,100	1,605
SLM Corp. 245,250	9,604
Sovereign Bancorp., Inc. 156,500	3,257
Staten Island Bancorp., Inc. 31,400	626
Student Loan Corp. 10,500	1,360
T. Rowe Price Group, Inc. 65,600	2,699
Waddell & Reed Financial, Inc., Class A 44,200	980
Washington Federal, Inc. 36,181	953
Washington Mutual, Inc. 504,910	22,090
Webster Financial Corp. 24,000	1,073
Wesco Financial Corp. 3,800	1,248
	525,482
Non-Durables & Entertainment 1.2%	
•American Greetings Corp., Class A 37,600	802
Applebee's International, Inc. 28,650	1,075
•Brinker International, Inc. 52,600	1,674
CBRL Group, Inc. 25,800	1,000
•The Cheesecake Factory 26,350	1,052
Darden Restaurants, Inc. 88,950	1,863
•Electronic Arts, Inc. 79,500	7,874
Fortune Brands, Inc. 79,600	5,186
Hasbro, Inc. 93,187	2,031
International Game Technology 185,900	6,088

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
International Speedway Corp., Class A 27,600	1,174
• Krispy Kreme Doughnuts, Inc. 31,200	1,352
Lancaster Colony Corp. 18,900	751
Mattel, Inc. 235,720	4,564
McDonald's Corp. 685,700	17,149
Outback Steakhouse, Inc. 40,375	1,696
• Panera Bread Co., Class A 15,200	611
Regis Corp. 22,600	859
Ruby Tuesday, Inc. 33,300	911
• Starbucks Corp. 209,600	6,623
Wendy's International, Inc. 60,100	2,227
• Yum! Brands, Inc. 163,620	5,586
	72,148

Non-Ferrous Metals 0.4%

Alcoa, Inc. 456,195	14,402
Engelhard Corp. 66,387	1,897
Freeport-McMoran Copper & Gold, Inc., Class B 89,694	3,476
• Phelps Dodge Corp. 48,200	2,976
	22,751

Oil: Domestic 0.9%

Amerada Hess Corp. 47,800	2,467
Ashland, Inc. 35,400	1,318
Chesapeake Energy Corp. 112,500	1,342
ConocoPhillips 368,078	21,036
Diamond Offshore Drilling, Inc. 67,700	1,249
Kerr-McGee Corp. 57,102	2,370
Marathon Oil Corp. 166,500	4,923
Murphy Oil Corp. 49,740	2,934
• National-Oilwell, Inc. 44,200	843
• Newfield Exploration Co. 29,300	1,164
• Patterson-UTI Energy, Inc. 43,200	1,235
• Pioneer Natural Resources Co. 63,300	1,674
Pogo Producing Co. 33,800	1,413
• Pride International, Inc. 70,000	1,147
Sunoco, Inc. 41,700	1,825
Unocal Corp. 138,034	4,373

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Varco International, Inc. 50,400	886
XTO Energy, Inc. 98,633	2,335
	54,534

Oil: International 2.9%

ChevronTexaco Corp. 576,946	42,867
❻ Exxon Mobil Corp. 3,591,830	131,389
	174,256

Optical & Photo 0.2%

• Corning, Inc. 716,141	7,863
Eastman Kodak Co. 155,800	3,806
Imation Corp. 18,400	627
• Ingram Micro, Inc., Class A 78,400	1,160
	13,456

Paper & Forest Products 0.8%

Boise Cascade Corp. 30,400	853
Bowater, Inc. 28,800	1,176
Georgia-Pacific Corp. 136,688	3,592
International Paper Co. 257,945	10,150
Kimberly-Clark Corp. 273,960	14,468
MeadWestvaco Corp. 106,053	2,749
• Packaging Corp. of America 54,400	1,072
Rayonier, Inc. 21,750	914
• Smurfit-Stone Container Corp. 130,900	2,029
Temple-Inland, Inc. 29,900	1,615
Weyerhaeuser Co. 117,800	7,095
	45,713

Producer Goods & Manufacturing 4.4%

• AGCO Corp. 39,100	704
• American Standard Cos., Inc. 39,200	3,752
Ametek, Inc. 17,200	809
Aptargroup, Inc. 18,600	666
Avery Dennison Corp. 59,200	3,113
Blyth, Inc. 24,100	674
Caterpillar, Inc. 186,900	13,696
Deere & Co. 130,500	7,911
Dover Corp. 109,200	4,261
Emerson Electric Co. 227,400	12,905

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fastenal Co. 41,400	1,841
• Fisher Scientific International, Inc. 28,500	1,147
▲❶ General Electric Co. 5,413,500	157,046
Graco, Inc. 24,800	945
Harsco Corp. 21,100	808
Herman Miller, Inc. 39,000	896
HON Industries, Inc. 30,700	1,259
Honeywell International, Inc. 463,263	14,181
Hubbell, Inc., Class B 30,838	1,321
IDEX Corp. 16,900	628
Illinois Tool Works, Inc. 167,442	12,315
Johnson Controls, Inc. 48,100	5,172
Kennametal, Inc. 18,300	675
• Millipore Corp. 25,200	1,105
Pall Corp. 66,933	1,566
Parker Hannifin Corp. 63,475	3,235
Pentair, Inc. 25,700	1,054
Precision Castparts Corp. 27,300	1,123
Roper Industries, Inc. 18,300	904
Snap-On, Inc. 30,450	893
• SPX Corp. 43,800	2,108
Teleflex, Inc. 20,500	943
The Timken Co. 44,400	745
W.W. Grainger, Inc. 49,600	2,271
	262,672

Railroad & Shipping 0.4%

Alexander & Baldwin, Inc. 21,500	667
Burlington Northern Santa Fe Corp. 199,553	5,775
CSX Corp. 120,800	3,844
GATX Corp. 25,500	573
Norfolk Southern Corp. 210,600	4,244
Union Pacific Corp. 137,661	8,617
	23,720

Real Property 1.4%

AMB Property Corp. 42,900	1,287
Annaly Mortgage Management, Inc. 49,200	804
Apartment Investment & Management Co., Class A 50,800	2,078

Security and Number of Shares	Mkt. Value ($ x 1,000)
Archstone-Smith Trust 101,000	2,697
Arden Realty, Inc. 32,900	920
AvalonBay Communities, Inc. 37,800	1,726
Boston Properties, Inc. 51,600	2,283
BRE Properties, Class A 26,600	861
Camden Property Trust 22,300	883
CarrAmerica Realty Corp. 27,700	833
Catellus Development Corp. 48,100	1,071
CBL & Associates Properties, Inc. 15,500	826
Centerpoint Properties Trust 12,000	815
Chelsea Property Group, Inc. 23,600	1,161
Cousins Properties, Inc. 25,400	730
Crescent Real Estate Equity Co. 52,000	798
Developers Diversified Realty Corp. 46,400	1,341
Duke Realty Corp. 72,200	2,114
Equity Office Properties Trust 218,200	6,112
Equity Residential 146,300	4,279
Federal Realty Investment Trust 26,600	1,010
First Industrial Realty Trust 20,100	649
Forest City Enterprises, Inc., Class A 25,750	1,141
General Growth Properties, Inc. 38,400	2,938
Health Care Property Investors, Inc. 34,700	1,618
Health Care Real Estate Investment Trust, Inc. 22,800	756
Healthcare Realty Trust, Inc. 22,000	743
Heritage Property Investment Trust 21,600	609
Highwoods Properties, Inc. 27,800	689
Hospitality Properties Trust 32,600	1,195
• Host Marriott Corp. 156,700	1,638
HRPT Properties Trust 76,200	713
iStar Financial, Inc. 53,000	2,017
Kimco Realty Corp. 59,200	2,466
Liberty Property Trust 42,100	1,532
The Macerich Co. 28,100	1,130
Mack-Cali Realty Corp. 30,000	1,131
The Mills Corp. 24,400	996
New Plan Excel Realty Trust 50,400	1,144
Pan Pacific Retail Properties, Inc. 20,700	918

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Plum Creek Timber Co., Inc. 98,100	2,585
Prentiss Properties Trust 22,300	674
ProLogis 96,808	2,860
Public Storage, Inc. 68,000	2,720
Realty Income Corp. 18,200	717
Reckson Associates Realty Corp. 26,000	578
Regency Centers Corp. 32,500	1,205
The Rouse Co. 47,200	2,030
Shurgard Storage Centers, Inc., Class A 24,200	876
Simon Property Group, Inc. 103,600	4,670
The St. Joe Co. 39,900	1,318
Thornburg Mortgage, Inc. 35,500	967
Trizec Properties, Inc. 78,100	1,043
United Dominion Realty Trust, Inc. 64,700	1,129
Vornado Realty Trust 60,400	3,053
Weingarten Realty Investment 27,000	1,168
	86,245

Retail 7.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• 99 Cents Only Stores 38,566	1,148
• Abercrombie & Fitch Co., Class A 52,700	1,502
• Advance Auto Parts, Inc. 20,600	1,611
Albertson's, Inc. 203,542	4,130
• Amazon.com, Inc. 215,400	11,722
• Autonation, Inc. 162,600	3,041
• AutoZone, Inc. 47,900	4,603
• Barnes & Noble, Inc. 35,100	1,046
• Bed, Bath & Beyond, Inc. 160,200	6,767
• Best Buy Co., Inc. 173,150	10,096
• Big Lots, Inc. 60,400	907
• BJ's Wholesale Club, Inc. 36,400	935
• Borders Group, Inc. 41,400	938
• Carmax, Inc. 55,600	1,752
• Chico's FAS, Inc. 46,200	1,734
Circuit City Stores, Inc. 109,300	1,043
Claire's Stores, Inc. 25,400	983
• Costco Wholesale Corp. 246,208	8,708
CVS Corp. 212,414	7,473
Dillards, Inc., Class A 44,100	713
Dollar General Corp. 179,369	4,030
• Dollar Tree Stores, Inc. 61,300	2,340
Family Dollar Stores, Inc. 91,900	4,008
Federated Department Stores, Inc. 102,100	4,855
Foot Locker, Inc. 76,900	1,376
The Gap, Inc. 481,700	9,191
Home Depot, Inc. 1,242,097	46,045
J.C. Penney Co., Inc. Holding Co. 146,300	3,460
• Kohl's Corp. 183,700	10,300
• Kroger Co. 407,530	7,128
Limited Brands, Inc. 278,968	4,910
Lowe's Cos., Inc. 423,600	24,963
The May Department Stores Co. 156,350	4,372
Michaels Stores, Inc. 36,900	1,752
• The Neiman Marcus Group, Inc., Class A 25,000	1,189
Nordstrom, Inc. 73,100	2,229
• O'Reilly Automotive, Inc. 27,800	1,203
• Office Depot, Inc. 163,548	2,442
• Payless Shoesource, Inc. 35,400	468
PETsMART, Inc. 76,500	1,959
Pier 1 Imports, Inc. 48,100	1,111
RadioShack Corp. 96,532	2,895
• Rent-A-Center, Inc. 53,750	1,680
• Rite Aid Corp. 278,300	1,595
Ross Stores, Inc. 40,500	2,025
• Safeway, Inc. 236,880	4,998
• Saks, Inc. 74,440	1,035
Sears, Roebuck & Co. 166,600	8,768
• Staples, Inc. 264,160	7,085
Talbots, Inc. 30,000	986
Target Corp. 490,800	19,504
Tiffany & Co. 77,600	3,682
TJX Cos., Inc. 279,900	5,875
• Toys 'R' Us, Inc. 115,080	1,496
▲③ Wal-Mart Stores, Inc. 2,361,500	139,210

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Walgreen Co. 552,300	19,231
• Whole Foods Market, Inc. 31,900	1,890
• Williams-Sonoma, Inc. 71,400	2,523
Winn-Dixie Stores, Inc. 73,300	593
• Zale Corp. 13,760	712
	435,966

Steel 0.1%

Nucor Corp. 43,300	2,374
United States Steel Corp. 53,260	1,260
Worthington Industries, Inc. 51,600	752
	4,386

Telephone 3.3%

Adtran, Inc. 21,400	1,456
Alltel Corp. 170,667	8,067
AT&T Corp. 425,017	7,901
• AT&T Wireless Services, Inc. 1,466,121	10,629
BellSouth Corp. 997,100	26,234
CenturyTel, Inc. 78,087	2,792
• Citizens Communications Co. 149,718	1,864
• Level 3 Communications, Inc. 351,400	1,894
• Liberty Media Corp., Class A 1,334,100	13,461
• Nextel Communications, Inc., Class A 557,600	13,494
• Nextel Partners, Inc., Class A 93,100	1,119
• Qwest Communications International, Inc. 904,647	3,193
SBC Communications, Inc. 1,793,428	43,006
Sprint Corp. (FON Group) 486,368	7,782
• Sprint Corp. (PCS Group) 549,121	2,389
Telephone & Data Systems, Inc. 30,600	1,916
• U.S. Cellular Corp. 46,700	1,581
Verizon Communications, Inc. 1,489,393	50,044
	198,822

Tobacco 0.9%

Altria Group, Inc. 1,096,200	50,973
R.J. Reynolds Tobacco Holdings, Inc. 45,800	2,200
UST, Inc. 89,900	3,059
	56,232

Security and Number of Shares	Mkt. Value ($ x 1,000)
Travel & Recreation 0.4%	
Brunswick Corp. 46,900	1,392
• Extended Stay America, Inc. 48,800	717
Harrah's Entertainment, Inc. 60,100	2,614
Hilton Hotels Corp. 202,567	3,209
Mandalay Resort Group 35,800	1,405
Marriott International, Inc., Class A 125,700	5,430
• MGM MIRAGE 82,200	2,918
• Park Place Entertainment Corp. 163,000	1,565
Speedway Motorsports, Inc. 22,000	636
Starwood Hotels & Resorts Worldwide, Inc. 107,700	3,633
Station Casinos, Inc. 30,100	895
	24,414

Trucking & Freight 0.2%

C.H. Robinson Worldwide, Inc. 46,000	1,802
CNF, Inc. 25,700	900
Expeditors International Washington, Inc. 56,200	2,110
Heartland Express, Inc. 26,100	648
• J.B. Hunt Transport Services, Inc. 41,000	1,041
Paccar, Inc. 62,280	4,918
Ryder Systems, Inc. 32,500	975
• Swift Transportation Co., Inc. 43,400	973
Werner Enterprises, Inc. 41,500	749
	14,116

Utilities: Electric & Gas 2.9%

• The AES Corp. 328,906	2,878
AGL Resources, Inc. 32,300	909
Allete, Inc. 46,700	1,411
Alliant Energy Corp. 57,800	1,391
Ameren Corp. 87,430	3,904
American Electric Power Co., Inc. 211,820	5,971
Atmos Energy Corp. 26,400	647
• Calpine Corp. 196,500	906
Centerpoint Energy, Inc. 164,917	1,618
Cinergy Corp. 94,465	3,430

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• CMS Energy Corp. 75,000	609
Consolidated Edison, Inc. 121,800	4,929
Constellation Energy Group, Inc. 89,950	3,271
Dominion Resources, Inc. 174,016	10,719
DPL, Inc. 65,692	1,197
DTE Energy Co. 91,183	3,363
Duke Energy Corp. 487,362	8,846
Duquesne Light Holdings, Inc. 38,700	622
• Edison International 182,400	3,595
El Paso Corp. 317,646	2,332
Energy East Corp. 78,184	1,755
Entergy Corp. 123,421	6,652
Equitable Resources, Inc. 32,600	1,343
Exelon Corp. 175,987	11,166
FirstEnergy Corp. 175,098	6,022
FPL Group, Inc. 99,000	6,310
Great Plains Energy, Inc. 37,600	1,199
Hawaiian Electric Industries, Inc. 19,100	874
KeySpan Corp. 85,434	2,988
Kinder Morgan, Inc. 67,200	3,599
MDU Resources Group, Inc. 59,700	1,351
National Fuel Gas Co. 41,700	932
Nicor, Inc. 22,800	781
NiSource, Inc. 139,880	2,897
Northeast Utilities, Inc. 70,500	1,328
NSTAR 27,500	1,284
OGE Energy Corp. 45,100	1,029
Oneok, Inc. 37,800	752
Peoples Energy Corp. 18,500	748
Pepco Holdings, Inc. 91,525	1,611
• PG&E Corp. 222,258	5,434
Philadelphia Suburban Corp. 38,700	914
Piedmont Natural Gas Co. 17,200	683
Pinnacle West Capital Corp. 49,000	1,791
PPL Corp. 95,120	3,797
Progress Energy, Inc. 131,100	5,650
Public Service Enterprise Group, Inc. 121,200	4,953
Puget Energy, Inc. 48,300	1,098
Questar Corp. 44,500	1,413
SCANA Corp. 59,600	2,044
Sempra Energy 120,638	3,354
The Southern Co. 392,100	11,685
TECO Energy, Inc. 100,800	1,324
TXU Corp. 173,012	3,948
UGI Corp. 21,600	665
Vectren Corp. 40,000	944
WGL Holdings, Inc. 25,300	700
Williams Cos., Inc. 274,309	2,798
Wisconsin Energy Corp. 62,200	2,037
WPS Resources Corp. 16,600	736
Xcel Energy, Inc. 215,335	3,531
	176,668

Short-Term Investment
0.0% of net assets

Provident Institutional TempFund 466,624	**467**

Security Rate, Maturity Date	Face value ($ x 1,000)	

U.S. Treasury Obligation
0.0% of net assets

▲ U.S. Treasury Bill 0.93%, 12/18/03	200	**200**

End of investments. For totals, please see the first page of holdings for this fund.

Security Rate, Maturity Date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)

Collateral Invested for Securities on Loan
18.2% of net assets

Commercial Paper & Other Corporate Obligations

Security Rate, Maturity Date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)
American Express Centurion Bank		
1.11%, 12/12/03	16,589	16,589
1.11%, 01/27/04	10,890	10,890
American Express Credit Corp.		
1.11%, 04/16/04	45,006	45,006
1.09%, 05/13/04	10,308	10,308
Canadian Imperial Bank Corp.		
1.09%, 05/28/04	29,321	29,316
CC USA, Inc.		
1.08%, 11/17/03	15,856	15,824
Concord Minutemen Capital Corp.		
1.11%, 01/09/04	24,998	24,933
1.08%, 11/14/03	25,557	25,509
1.08%, 11/18/03	27,683	27,626
1.07%, 11/19/03	22,412	22,395
Crown Point Funding Corp.		
1.11%, 01/16/04	35,351	35,265
1.08%, 11/14/03	28,474	28,416
Depfa Bank PLC		
1.08%, 11/18/03	41,117	41,005
1.08%, 12/22/03	5,090	5,076
Fairway Finance Corp.		
1.10%, 01/12/04	10,198	10,169
General Electric Capital Corp.		
1.08%, 05/10/04	42,650	42,650
Lexington Parker		
1.07%, 11/06/03	16,286	16,271
Svenska Handelsbanken		
1.39%, 10/27/04	40,561	40,557
Tulip Funding Corp.		
1.07%, 11/10/03	15,580	15,565
Westdeutsche Landesbank AG		
1.09%, 09/23/04	23,350	22,345
1.09%, 09/29/04	12,558	12,555
1.08%, 10/12/04	2,114	2,114
		500,384

Short-Term Investments

Security Rate, Maturity Date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)
Wells Fargo Bank, Time Deposit		
1.06%, 11/03/03	69,773	**69,773**

Security and Number of Shares		

Other Investment Companies

Institutional Money Market Trust 515,213,849		**515,214**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $1,047,251 of securities on loan)		$5,962,336
Collateral held for securities on loan		1,085,371
Receivables:		
Fund shares sold		3,844
Interest		2
Dividends		7,666
Investments sold		816
Due from broker for futures		3
Income from securities on loan		144
Prepaid expenses	+	80
Total assets		**7,060,262**

Liabilities

Collateral held for securities on loan		1,085,371
Payables:		
Fund shares redeemed		3,806
Investments bought		746
Investment adviser and administrator fees		53
Transfer agent and shareholder service fees		66
Accrued expenses	+	587
Total liabilities		**1,090,629**

Net Assets

Total assets		7,060,262
Total liabilities	−	1,090,629
Net assets		**$5,969,633**

Net Assets by Source

Capital received from investors	4,460,996
Net investment income not yet distributed	55,633
Net realized capital losses	(549,038)
Net unrealized capital gains	2,002,042

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$ 3,974,081		131,357		$30.25
Select Shares®	$1,995,552		65,933		$30.27

Unless stated, all numbers x 1,000.

The fund paid $3,960,400 for these securities. Not counting short-term obligations and government securities, the fund paid $450,859 for securities during the report period and received $268,270 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had twelve open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $3,149 and net unrealized gains of $106.

Federal Tax Data

Portfolio cost		$3,981,035
Net unrealized gains and losses:		
Gains		$2,461,677
Losses	+	(480,376)
		$1,981,301

As of October 31, 2003:

Net undistributed earnings:	
Ordinary income	$55,588
Long-term capital gains	$–

Unused capital losses:

Expires 10/31 of:		Loss amount
2004		$844
2005		2,606
2006		650
2007		11,853
2009		97,811
2010		250,410
2011	+	164,078
		$528,252

Reclassifications:

Net realized capital losses	$415
Reclassified as:	
Capital received from investors	($415)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$90,420
Interest	58
Securities on loan	+ 1,168
Total investment income	**91,646**

An additional $5 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold	(169,559)
Net realized gains on futures contracts	+ 730
Net realized losses	**(168,829)**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Net Unrealized Gains and Losses

Net unrealized gains on investments	1,141,108
Net unrealized gains on futures contracts	+ 40
Net unrealized gains	**1,141,148**

Expenses

Investment adviser and administrator fees	11,814
Transfer agent and shareholder service fees:	
Investor Shares	8,646
Select Shares®	1,730
Trustees' fees	33
Custodian fees	168
Portfolio accounting fees	776
Professional fees	56
Registration fees	116
Shareholder reports	598
Interest expense	5
Other expenses	+ 59
Total expenses	24,001
Expense reduction	− 831
Net expenses	**23,170**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $407 from the investment adviser (CSIM) and $424 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

Prior to March 1, 2003, the limits were 0.46% and 0.35% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	91,646
Net expenses	− 23,170
Net investment income	**68,476**
Net realized losses	(168,829)
Net unrealized gains	+ 1,141,148
Increase in net assets from operations	**$1,040,795**

These add up to a net gain on investments of $972,319.

See financial notes. 57

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$68,476	$61,586
Net realized losses	(168,829)	(250,220)
Net unrealized gains or losses	+ 1,141,148	(624,054)
Increase or decrease in net assets from operations	**1,040,795**	**(812,688)**

Distributions Paid

Dividends from net investment income		
Investor Shares	40,944	35,185
Select Shares®	+ 22,368	19,589
Total dividends from net investment income	**$63,312**	**$54,774**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	23,357	$623,574	23,138	$680,418
Select Shares	+ 14,563	384,508	13,770	407,100
Total shares sold	**37,920**	**$1,008,082**	**36,908**	**$1,087,518**
Shares Reinvested				
Investor Shares	1,516	$38,050	1,048	$32,699
Select Shares	+ 766	19,200	539	16,793
Total shares reinvested	**2,282**	**$57,250**	**1,587**	**$49,492**
Shares Redeemed				
Investor Shares	(21,127)	($560,404)	(26,817)	($764,754)
Select Shares	+ (12,277)	(323,765)	(16,042)	(456,881)
Total shares redeemed	**(33,404)**	**($884,169)**	**(42,859)**	**($1,221,635)**
Net transactions in fund shares	**6,798**	**$181,163**	**(4,364)**	**($84,625)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	190,492	$4,810,987	194,856	$5,763,074
Total increase or decrease	+ 6,798	1,158,646	(4,364)	(952,087)
End of period	**197,290**	**$5,969,633**	**190,492**	**$4,810,987**

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$63,312
Long-term capital gains	$—

Prior period:

Ordinary Income	$54,774
Long-term capital gains	$—

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares	$222
Select Shares	+ 163
Total	**$385**

Prior period:

Investor Shares	$323
Select Shares	+ 190
Total	**$513**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $55,633 and $50,469 for the current period and for prior period, respectively.

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.27	15.98	21.06	17.41	15.39
Income or loss from investment operations:					
Net investment income	0.11	0.13	0.07	0.07	0.06
Net realized and unrealized gains or losses	4.98	(2.17)	(2.76)	3.62	2.89
Total income or loss from investment operations	5.09	(2.04)	(2.69)	3.69	2.95
Less distributions:					
Dividends from net investment income	(0.14)	(0.09)	(0.08)	(0.04)	(0.06)
Distributions from net realized gains	–	(0.58)	(2.31)	–	(0.87)
Total distributions	(0.14)	(0.67)	(2.39)	(0.04)	(0.93)
Net asset value at end of period	18.22	13.27	15.98	21.06	17.41
Total return (%)	38.72	(13.66)	(13.66)	21.22	19.96
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.56	0.49	0.49	0.49[1]	0.49
Gross operating expenses	0.60	0.60	0.61	0.66	0.79
Net investment income	0.74	0.77	0.49	0.44	0.33
Portfolio turnover rate	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	886	722	804	803	452

[1] The ratio of net operating expenses would have been 0.50% if certain non-routine expenses (proxy fees) had been included.

Financial Highlights

Select Shares®	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	13.28	16.00	21.09	17.44	15.41
Income or loss from investment operations:					
Net investment income	0.14	0.14	0.11	0.11	0.07
Net realized and unrealized gains or losses	4.99	(2.18)	(2.78)	3.61	2.90
Total income or loss from investment operations	5.13	(2.04)	(2.67)	3.72	2.97
Less distributions:					
Dividends from net investment income	(0.16)	(0.10)	(0.11)	(0.07)	(0.07)
Distributions from net realized gains	–	(0.58)	(2.31)	–	(0.87)
Total distributions	(0.16)	(0.68)	(2.42)	(0.07)	(0.94)
Net asset value at end of period	18.25	13.28	16.00	21.09	17.44
Total return (%)	39.02	(13.62)	(13.56)	21.37	20.14
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.41	0.38	0.38	0.38[1]	0.38
Gross operating expenses	0.45	0.45	0.46	0.51	0.65
Net investment income	0.89	0.88	0.60	0.55	0.44
Portfolio turnover rate	34	44	49	54	41
Net assets, end of period ($ x 1,000,000)	759	638	727	757	447

[1] The ratio of net operating expenses would have been 0.39% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.8% Common Stock	1,334,511	1,642,535
0.0% U.S. Treasury Obligations	150	150
99.8% Total Investments	1,334,661	1,642,685
7.5% Collateral Invested for Securities on Loan	122,374	122,374
(7.3)% Other Assets and Liabilities, Net		(119,767)
100.0% Total Net Assets		1,645,292

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 99.8% of net assets

Aerospace / Defense 0.9%

• Armor Holdings, Inc. 63,700	1,242
• DRS Technologies, Inc. 52,000	1,251
EDO Corp. 45,300	1,010
Engineered Support Systems, Inc. 36,900	2,495
• ESCO Technologies, Inc. 29,900	1,300
• Esterline Technologies Corp. 48,000	1,063
GenCorp, Inc. 100,300	950
• Teledyne Technologies, Inc. 73,000	1,204
• Trimble Navigation Ltd. 72,700	2,010
• Veeco Instruments, Inc. 66,270	1,680
	14,205

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 1.0%

• AirTran Holdings, Inc. 165,900	2,689
• Alaska Air Group, Inc. 60,700	1,748
• Atlantic Coast Airlines Holdings, Inc. 104,800	1,160
• Continental Airlines, Inc., Class B 149,300	2,852
• EGL, Inc. 107,400	1,752
• ExpressJet Holdings, Inc. 123,100	1,883
• Northwest Airlines Corp., Class A 195,100	2,671
SkyWest, Inc. 132,400	2,448
	17,203

Alcoholic Beverages 0.0%

• The Robert Mondavi Corp., Class A 21,500	**754**

Apparel 1.3%

• Aeropostale, Inc. 82,500	2,545
Brown Shoe Co., Inc. 41,400	1,432
The Buckle, Inc. 49,650	1,113
• The J. Jill Group, Inc. 43,500	529
K-Swiss, Inc., Class A 40,100	1,762
Kellwood Co. 60,900	2,275
Kenneth Cole Productions, Inc., Class A 44,350	1,313
Oshkosh B'Gosh, Inc., Class A 26,600	574
Phillips-Van Heusen Corp. 69,600	1,193
• Quiksilver, Inc. 124,900	2,145
Russell Corp. 74,200	1,356
• Stage Stores, Inc. 42,700	1,229
Stride Rite Corp. 89,400	1,077
• Unifi, Inc. 124,100	619
Wolverine World Wide, Inc. 91,600	1,850
	21,012

Automotive Products / Motor Vehicles 1.6%

A.O. Smith Corp., Class B 67,100	2,124
• Aftermarket Technology Corp. 53,300	632
Arctic Cat, Inc. 49,500	1,115
Bandag, Inc. 45,000	1,647
• CSK Auto Corp. 99,600	1,708

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Fleetwood Enterprises, Inc. 80,300	809
• Group 1 Automotive, Inc. 50,700	1,796
Modine Manufacturing Co. 77,500	1,983
• Monaco Coach Corp. 65,900	1,588
Myers Industries, Inc. 71,100	867
Sonic Automotive, Inc. 67,400	1,530
• TBC Corp. 51,000	1,387
Thor Industries, Inc. 63,600	4,078
• United Auto Group, Inc. 91,700	2,381
Winnebago Industries, Inc. 41,800	2,437
	26,082
Banks 7.3%	
Alabama National Bancorp 29,400	1,548
Allegiant Bancorp, Inc. 39,200	862
Anchor Bancorp Wisconsin, Inc. 53,300	1,327
BancFirst Corp. 16,700	901
BankAtlantic Bancorp, Inc., Class A 119,900	2,013
Boston Private Financial Holdings, Inc. 48,600	1,238
Capital City Bank Group, Inc. 31,250	1,208
Capitol Bancorp Ltd. 28,300	750
Chemical Financial Corp. 54,187	1,883
Chittenden Corp. 84,025	2,704
City Holding Co. 38,400	1,299
Community Bank System, Inc. 29,900	1,458
Community Trust Bancorp, Inc. 28,000	903
Connecticut Bancshares, Inc. 24,300	1,256
Corus Bankshares, Inc. 30,700	1,805
Dime Community Bancshares, Inc. 58,850	1,641
Financial Institutions, Inc. 27,000	675
First Busey Corp., Class A 30,800	831
First Charter Corp. 69,400	1,423
First Commonwealth Financial Corp. 134,100	1,851
First Essex Bancorp, Inc. 17,000	925
First Federal Capital Corp. 46,500	1,022
First Financial Bancorp 101,830	1,690
First Financial Bancshares, Inc. 35,731	1,502
First Merchants Corp. 40,530	1,083
First Republic Bank 34,100	1,221

Security and Number of Shares	Mkt. Value ($ x 1,000)
• FirstFed Financial Corp. 39,600	1,782
Frontier Financial Corp. 42,900	1,345
Gold Banc Corp., Inc. 92,000	1,189
Greater Bay Bancorp 118,000	3,181
Hancock Holding Co. 34,917	1,998
Harbor Florida Bancshares, Inc. 54,700	1,472
Harleysville National Corp. 54,693	1,652
Independent Bank Corp. 33,400	976
Integra Bank Corp. 39,570	827
Irwin Financial Corp. 59,200	1,659
MAF Bancorp., Inc. 60,225	2,525
Main Street Banks, Inc. 40,000	1,043
Mid-State Bancshares 53,700	1,306
Midwest Banc Holdings, Inc. 41,300	973
• Movie Gallery, Inc. 72,000	1,489
National Penn Bancshares, Inc. 55,710	1,660
NBT Bancorp., Inc. 75,600	1,588
Net.B@nk, Inc. 108,600	1,489
OceanFirst Financial Corp. 32,200	842
Old Second Bancorp, Inc. 15,400	708
Omega Financial Corp. 17,700	640
Oriental Financial Group 40,650	1,041
PFF Bancorp, Inc. 37,800	1,410
Prosperity Bancshares, Inc. 43,600	1,007
Provident Bankshares Corp. 56,194	1,744
Republic Bancorp, Inc. 130,420	1,894
Riggs National Corp. 64,800	1,070
S&T Bancorp, Inc. 60,600	1,832
• S1 Corp. 159,000	1,285
Sandy Spring Bancorp, Inc. 33,700	1,216
Seacoast Banking Corp. of Florida 31,700	561
Second Bancorp., Inc. 22,300	618
• Silicon Valley Bancshares 78,700	2,762
▲ The South Financial Group, Inc. 114,200	2,984
▲ Southwest Bancorp of Texas, Inc. 78,000	2,801
Sterling Bancorp 34,000	993
Sterling Bancshares, Inc. 98,950	1,138
Suffolk Bancorp 26,100	914
Susquehanna Bancshares, Inc. 91,075	2,281
▲ Texas Regional Bancshares, Inc., Class A 67,219	2,437
Tompkins Trustco, Inc. 16,800	816

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Troy Financial Corp. 21,700	765
The Trust Co. of New Jersey 43,100	1,354
Trustco Bank Corp. 168,420	2,198
UCBH Holdings, Inc. 103,100	3,682
UMB Financial Corp. 50,293	2,516
Umpqua Holdings Corp. 66,700	1,364
United Community Financial Corp. 80,600	893
United National Bancorp. 43,300	1,522
Unizan Financial Corp. 50,300	1,027
USB Holding Co., Inc. 46,200	864
WesBanco, Inc. 47,000	1,253
WestCorp., Inc. 103,300	3,907
Wintrust Financial Corp. 43,300	1,877
WSFS Financial Corp. 16,500	704
	120,093

Business Machines & Software 2.6%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Adaptec, Inc. 247,200	2,104
•Advanced Digital Information Corp. 142,400	2,314
Analogic Corp. 29,600	1,292
▲•Arbitron, Inc. 68,700	2,714
•Ascential Software Corp. 129,375	2,871
▲•Avocent Corp. 104,786	3,961
Black Box Corp. 41,300	1,778
•Borland Software Corp. 170,500	1,514
•Cray, Inc. 152,600	1,987
•Enterasys Networks, Inc. 469,600	1,831
•Hanger Orthopedic Group, Inc. 49,800	849
•Imagistics International, Inc. 38,500	1,238
•Intergraph Corp. 106,100	2,765
•Invision Technologies, Inc. 39,600	1,076
•Iomega Corp. 118,660	654
Landamerica Financial Group, Inc. 42,700	2,135
•LTX Corp. 111,100	1,587
•Micromuse, Inc. 179,400	1,444
•MICROS Systems, Inc. 38,700	1,567
•PalmOne, Inc. 72,000	1,032
•PalmSource, Inc. 22,320	852
•Scansource, Inc. 27,000	1,161
•The Titan Corp. 176,800	3,734
	42,460

Business Services 13.1%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•4Kids Entertainment, Inc. 31,000	758
ABM Industries, Inc. 112,200	1,746
•Advent Software, Inc. 73,400	1,344
•The Advisory Board Co. 34,700	1,263
Advo, Inc. 45,100	2,022
•Agile Software Corp. 111,500	1,223
•Altiris, Inc. 53,700	1,846
•American Management Systems, Inc. 97,200	1,439
•AMN Healthcare Services, Inc. 64,633	977
•Ansys, Inc. 33,800	1,205
•Anteon International Corp. 77,200	2,636
•Ariba, Inc. 627,700	2,040
▲•Barra, Inc. 44,700	1,699
Bowne & Co., Inc. 76,600	1,149
•Bright Horizons Family Solutions, Inc. 28,600	1,229
The Brink's Co. 124,400	2,494
▲•Brocade Communications Systems, Inc. 591,400	3,874
•Catalina Marketing Corp. 121,300	2,141
CDI Corp. 45,500	1,490
•Cell Genesys, Inc. 81,400	1,045
•Ciber, Inc. 139,900	1,290
•Clarent Corp. 105,200	4
•❷ Cognizant Technology Solutions Corp. 139,900	6,350
•Connetics Corp. 74,500	1,334
•CoStar Group, Inc. 36,800	1,386
•Cross Country Healthcare, Inc. 73,200	1,017
•CSG Systems International, Inc. 120,300	1,382
•Dendrite International, Inc. 88,850	1,342
•Digital Insight Corp. 74,900	1,571
•Digital River, Inc. 69,700	1,908
•Diversa Corp. 97,800	824
•Documentum, Inc. 114,500	3,406
•DoubleClick, Inc. 313,200	2,609
•E.piphany, Inc. 168,100	1,167
•Echelon Corp. 90,200	1,171
•eFunds Corp. 106,600	1,707
•Exelixis, Inc. 146,400	1,088

See financial notes.   63

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Exult, Inc. 244,800	1,941
•F5 Networks, Inc. 61,100	1,528
Factset Research Systems, Inc. 77,100	3,365
•FileNet Corp. 83,100	2,220
•Forrester Research, Inc. 53,100	905
•Freemarkets, Inc. 97,100	608
•FTI Consulting, Inc. 95,100	1,892
G&K Services, Inc., Class A 46,850	1,546
•Gartner, Inc., Class B 288,500	3,517
•Genesis Health Ventures, Inc. 89,700	2,413
•Global Imaging Systems, Inc. 49,500	1,438
Grey Global Group, Inc. 3,100	2,077
•Heidrick & Struggles International, Inc. 41,700	824
•Hyperion Solutions Corp. 89,645	3,002
•Identix, Inc. 195,032	1,121
•IDT Corp. 57,900	1,074
•IDX Systems Corp. 66,900	1,753
•Informatica Corp. 183,300	1,998
•Infospace, Inc. 70,950	1,850
•Intercept, Inc. 49,000	481
▲•Internet Security Systems 113,100	1,856
•Interwoven, Inc. 242,200	918
•JDA Software Group, Inc. 65,100	1,394
John H. Harland Co. 64,000	1,743
•Keane, Inc. 144,900	1,904
•Korn/Ferry International 85,600	748
•Kroll, Inc. 89,900	2,091
•Kronos, Inc. 44,925	2,695
•Labor Ready, Inc. 89,000	967
•Macrovision Corp. 112,600	2,474
•Magma Design Automation, Inc. 70,800	1,715
•Mantech International Corp., Class A 37,900	927
•MAXIMUS, Inc. 48,100	1,679
•Maxygen, Inc. 80,100	761
•Mentor Graphics Corp. 156,300	2,618
•MPS Group, Inc. 235,100	2,245
•MRO Software, Inc. 55,600	703
Nautilus Group, Inc. 76,949	1,201
•NCO Group, Inc. 59,000	1,404
NDCHealth Corp. 79,200	2,090
•NetIQ Corp. 128,700	1,562
New England Business Service, Inc. 30,200	879
Newcastle Investment Corp. 65,700	1,537
•Openwave Systems, Inc. 140,500	1,834
•Parametric Technology Corp. 612,100	1,904
•Paxar Corp. 88,435	1,059
•Per-Se Technologies, Inc. 69,500	945
▲•Polycom, Inc. 225,500	4,517
•Pre-Paid Legal Services, Inc. 39,900	1,084
•PRG-Schultz International, Inc. 142,800	678
•Progress Software Corp. 77,200	1,704
•ProQuest Co. 63,800	1,895
▲•R.H. Donnelley Corp. 69,400	2,977
•Radiant Systems, Inc. 67,500	450
•RealNetworks, Inc. 362,500	2,411
•⑤ Red Hat, Inc. 390,500	5,873
•Renaissance Learning, Inc. 69,900	1,759
•Resources Connection, Inc. 50,300	1,244
•Right Management Consultants, Inc. 52,100	940
Roto-Rooter, Inc. 23,100	815
•RSA Security, Inc. 132,300	1,716
•Serena Software, Inc. 93,900	1,620
•SourceCorp 36,900	865
Spartech Corp. 65,900	1,528
•Spherion Corp. 139,800	1,216
•SRA International, Inc., Class A 37,200	1,620
The Standard Register Co. 64,100	1,128
Startek, Inc. 32,900	1,093
Strayer Education, Inc. 23,000	2,252
•Sycamore Networks, Inc. 624,500	3,123
•Sylvan Learning Systems, Inc. 94,100	2,663
•Symyx Technologies, Inc. 71,500	1,512
•Systems & Computer Technology Corp. 77,200	1,135
•TeleTech Holdings, Inc. 169,000	1,112
•Telik, Inc. 77,700	1,579
•Tetra Tech, Inc. 123,218	2,770
•Tetra Technologies, Inc. 50,100	1,133
•Tier Technologies, Inc., Class B 37,200	381

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Trizetto Group, Inc. 112,600	766
• Tularik, Inc. 125,400	1,576
• United Online, Inc. 96,800	2,787
• UNOVA, Inc. 135,300	2,937
• URS Corp. 72,600	1,589
• Verity, Inc. 83,700	1,176
• Vignette Corp. 576,900	1,448
• Watson Wyatt & Co. Holdings 76,200	1,833
• WebEx Communications, Inc. 94,500	2,088
• webMethods, Inc. 113,600	986
• Websense, Inc. 50,700	1,186
• Wind River Systems, Inc. 177,600	1,190
	214,937
Chemicals 2.0%	
A. Schulman, Inc. 66,900	1,270
Arch Chemicals, Inc. 53,100	1,178
• Bio-Rad Laboratories, Inc., Class A 57,800	3,020
Brady Corp., Class A 52,800	1,864
▲ Crompton Corp. 252,700	1,354
• Entegris, Inc. 162,400	2,137
▲ Ferro Corp. 93,100	1,911
Georgia Gulf Corp. 74,400	2,001
H.B. Fuller Co. 65,400	1,621
▲• Hercules, Inc. 253,200	2,646
MacDermid, Inc. 70,300	2,101
Millennium Chemicals, Inc. 142,800	1,431
Olin Corp. 133,900	2,331
• PolyOne Corp. 209,300	1,011
• Rogers Corp. 36,900	1,475
Rollins, Inc. 104,450	2,122
Solutia, Inc. 240,100	641
Tredegar Corp. 87,400	1,362
WD-40 Co. 38,600	1,253
Wellman, Inc. 78,300	646
	33,375
Construction 2.3%	
American Woodmark Corp. 18,600	913
• Beazer Homes USA, Inc. 30,269	3,012
Centex Construction Products, Inc. 41,200	2,221
• Dycom Industries, Inc. 109,200	2,360
ElkCorp 45,850	1,165
• EMCOR Group, Inc. 34,200	1,289
Granite Construction, Inc. 96,225	1,924
• 8 Hovnanian Enterprises, Inc., Class A 67,300	5,470
• Insituform Technologies, Inc., Class A 60,000	858
M/I Schottenstein Homes, Inc. 33,200	1,382
• NCI Building Systems, Inc. 43,100	937
• Palm Harbor Homes, Inc. 54,300	1,007
The Ryland Group, Inc. 55,600	4,943
• Simpson Manufacturing Co., Inc. 56,400	2,524
Standard-Pacific Corp. 72,400	3,464
• Surebeam Corp., Class A 132,000	39
Texas Industries, Inc. 47,700	1,296
• USG Corp. 98,000	1,641
Walter Industries, Inc. 95,000	1,129
	37,574
Consumer Durables 1.0%	
• Genlyte Group, Inc. 31,400	1,481
• Griffon Corp. 67,400	1,304
Haverty Furniture Cos., Inc. 48,500	1,006
• Helen of Troy Ltd. 64,800	1,454
Kimball International, Inc., Class B 87,700	1,359
• Select Comfort Corp. 73,000	2,285
Sturm Ruger & Co., Inc. 65,000	738
Thomas Industries, Inc. 40,000	1,208
Toro Co. 56,000	2,783
• United Rentals, Inc. 174,700	3,043
	16,661
Containers 0.2%	
Greif, Inc., Class A 50,700	1,649
• Silgan Holdings, Inc. 42,800	1,369
	3,018
Electronics 11.3%	
• Actel Corp. 57,300	1,546
Acuity Brands, Inc. 94,200	2,025

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
Agilysys, Inc. 72,900	749	• Exar Corp. 90,700	1,459
• ❶ Amkor Technology, Inc. 378,000	7,125	• FEI Co. 74,100	1,760
• Andrew Corp. 346,945	4,538	• Flir Systems, Inc. 75,200	2,351
• Anixter International, Inc. 82,000	1,958	• FuelCell Energy, Inc. 84,300	1,286
• Arris Group, Inc. 177,200	1,063	• GlobespanVirata, Inc. 304,300	1,875
• Artisan Components, Inc. 49,800	1,021	• Hollywood Entertainment Corp. 140,200	2,131
• Asyst Technologies, Inc. 88,700	1,654	• Hutchinson Technology, Inc. 58,300	1,954
• ATMI, Inc. 69,800	1,605	• Intermagnetics General Corp. 37,714	888
• Avid Technology, Inc. 67,300	3,482	• Itron, Inc. 47,400	971
• Axcelis Technologies, Inc. 227,000	2,402	• Kemet Corp. 196,600	2,605
Belden, Inc. 57,300	1,074	• Kopin Corp. 159,400	1,168
• Benchmark Electronics, Inc. 56,700	2,762	• Kulicke & Soffa Industries, Inc. 109,200	1,603
• Brooks Automation, Inc. 83,524	2,084	▲• Lattice Semiconductor Corp. 258,600	2,017
C&D Technologies, Inc. 59,900	1,194	• Littelfuse, Inc. 49,700	1,322
• Cable Design Technologies Corp. 102,075	984	▲• Macromedia, Inc. 140,200	2,679
• CCC Information Services Group, Inc. 62,000	1,042	• Mercury Computer Systems, Inc. 50,000	1,076
• Celera Genomics Group – Applera Corp. 162,900	2,178	Methode Electronics, Class A 84,400	1,005
• Checkpoint Systems, Inc. 76,500	1,441	• MKS Instruments, Inc. 118,000	3,068
• ChipPAC, Inc., Class A 216,400	1,805	• Monolithic System Technology, Inc. 65,300	532
• CMGI, Inc. 894,500	1,682	• Mykrolis Corp. 92,700	1,367
• Coherent, Inc. 67,200	1,546	• New Focus, Inc. 152,500	792
Cohu, Inc. 48,400	971	• Newport Corp. 89,000	1,403
▲• CommScope, Inc. 136,400	2,113	• Omnivision Technologies, Inc. 61,300	3,482
• Conexant Systems, Inc. 615,100	3,586	Park Electrochemical Corp. 45,350	1,111
• Corvis Corp. 924,000	1,321	• Photon Dynamics, Inc. 37,500	1,418
• Cox Radio, Inc., Class A 95,900	2,121	• Pinnacle Systems, Inc. 146,300	1,017
• Credence Systems Corp. 136,100	2,220	• Planar Systems, Inc. 33,400	773
CTS Corp. 78,400	868	• Plantronics, Inc. 100,900	2,806
Cubic Corp. 61,300	1,741	• Plexus Corp. 96,500	1,669
• Cyberonics 51,700	1,414	• Power Integrations, Inc. 67,300	2,343
• ❻ Cypress Semiconductor Corp. 268,800	5,768	• Power-One, Inc. 191,400	1,734
• Dionex Corp. 47,200	2,008	• Powerwave Technologies, Inc. 143,300	933
• DSP Group, Inc. 62,500	1,493	• Quantum Corp. 396,000	1,232
• Dupont Photomasks, Inc. 42,600	987	▲• ❿ Rambus, Inc. 219,700	5,440
• Electro Rent Corp. 53,722	787	• Rayovac Corp. 72,900	1,199
• Electro Scientific Industries, Inc. 63,200	1,552	• Rudolph Technologies, Inc. 34,100	892
▲• Electronics for Imaging 118,700	3,217	• ScanSoft, Inc. 222,500	1,286
• ESS Technology, Inc. 88,700	1,231	• Semtech Corp. 166,700	3,701
		• Silicon Image, Inc. 157,900	1,110
		▲• ❸ Silicon Laboratories, Inc. 111,000	5,992

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Silicon Storage Technology, Inc. 218,300	2,441
• Standard Microsystems Corp. 38,400	1,152
• Technitrol, Inc. 91,100	1,986
• Tekelec 138,900	2,235
▲• Thomas & Betts Corp. 132,600	2,360
• THQ, Inc. 86,150	1,528
• Triquint Semiconductor, Inc. 306,700	2,199
• Varian Semiconductor Equipment Associates, Inc. 77,900	3,766
▲• Varian, Inc. 77,300	2,768
• Viasat, Inc. 59,400	1,166
• Vicor Corp. 97,000	984
• Vitesse Semiconductor Corp. 468,100	3,295
• Western Wireless Corp., Class A 165,900	3,218
• Wilson Greatbatch Technologies, Inc. 47,600	1,795
• Zoran Corp. 89,300	1,488
	186,189

Energy: Raw Materials 2.5%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Atwood Oceanics, Inc. 32,100	831
Berry Petroleum Co., Class A 47,600	866
Cabot Oil & Gas Corp. 73,900	1,888
CARBO Ceramics, Inc. 35,900	1,508
• Dril-Quip, Inc. 39,600	594
• Evergreen Resources, Inc. 89,400	2,452
• Grey Wolf, Inc. 420,900	1,351
• Hanover Compressor Co. 165,600	1,756
• Headwaters, Inc. 65,200	1,222
• Hydril Co. 53,400	1,252
• Joy Global, Inc. 111,500	2,125
• Kirby Corp. 54,900	1,613
Massey Energy Co. 171,100	2,378
• McDermott International, Inc. 144,700	1,071
• Newpark Resources, Inc. 179,400	721
NL Industries, Inc. 109,900	1,933
• Offshore Logistics, Inc. 53,300	1,162
Penn Virginia Corp. 19,700	894
• Plains Resources, Inc. 54,700	725
• Prima Energy Corp. 29,200	812

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Range Resources Corp. 122,100	934
• Seacor Smit, Inc. 42,650	1,635
• Southwestern Energy Co. 77,800	1,509
• Swift Energy Co. 63,600	884
TC Pipelines L.P. 36,900	1,164
▲• Tom Brown, Inc. 103,700	2,802
• Unit Corp. 94,700	1,836
USEC, Inc. 188,600	1,405
• W-H Energy Services, Inc. 61,300	961
	40,284

Food & Agriculture 1.5%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• 7-Eleven, Inc. 238,040	3,797
• American Italian Pasta Co., Class A 39,700	1,518
• Chiquita Brands International, Inc. 90,400	1,672
Coca-Cola Bottling Co. Consolidated 15,100	763
Delta & Pine Land Co. 87,300	1,996
• Fisher Communications, Inc. 18,900	903
Flowers Foods, Inc. 104,400	2,477
• Hain Celestial Group, Inc. 77,200	1,629
• International Multifoods Corp. 45,000	1,004
▲ Interstate Bakeries 101,600	1,491
• J & J Snack Foods Corp. 19,900	710
Lance, Inc. 66,100	856
• Ralcorp Holdings, Inc. 66,566	1,831
• Tejon Ranch Co. 33,400	1,313
• United Natural Foods, Inc. 45,000	1,741
• Wild Oats Markets, Inc. 68,100	707
	24,408

Gold 0.1%

Royal Gold, Inc. 46,900	**972**

Healthcare / Drugs & Medicine 10.6%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• aaiPharma, Inc. 63,350	1,146
• Abgenix, Inc. 202,600	2,482
• Advanced Medical Optics, Inc. 65,900	1,329
• Advanced Neuromodulation Systems, Inc. 43,500	1,783

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
• Albany Molecular Research, Inc. 71,600	1,052	• InterMune, Inc. 73,800	1,476
• Alexion Pharmaceuticals, Inc. 45,000	832	• Isis Pharmaceuticals, Inc. 125,500	835
• Alkermes, Inc. 197,200	2,558	• Kindred Healthcare, Inc. 40,800	1,683
Alpharma, Inc., Class A 119,800	2,180	• KV Pharmaceutical Co., Class A 110,175	2,644
• American Healthways, Inc. 33,900	1,405	• La Jolla Pharmaceutical Co. 94,300	322
• American Medical Systems Holdings, Inc. 75,000	1,500	Landauer, Inc. 19,300	755
• AMERIGROUP Corp. 53,800	2,250	• Ligand Pharmaceuticals, Inc., Class B 156,900	2,162
• Amsurg Corp. 46,000	1,656	• Martek Biosciences Corp. 60,200	2,914
• Antigenics, Inc. 91,200	998	• Medarex, Inc. 163,800	1,171
Arrow International, Inc. 99,000	2,612	• Medicines Co. 105,100	2,801
• Atrix Labs, Inc. 42,800	860	Mentor Corp. 106,400	2,155
• Beverly Enterprises, Inc. 247,100	1,500	• Merit Medical Systems, Inc. 43,466	1,138
• BioMarin Pharmaceuticals, Inc. 147,900	1,035	Mine Safety Appliances Co. 27,400	1,551
• Biosite, Inc. 34,000	877	• Myriad Genetics, Inc. 58,700	743
Cambrex Corp. 59,200	1,399	• Nektar Therapeutics 126,300	1,660
• Centene Corp. 42,550	1,302	• NPS Pharmacuticals, Inc. 85,000	2,238
• Cerus Corp. 39,000	175	Oakley, Inc. 156,300	1,696
• Chattem, Inc. 46,800	687	• Ocular Sciences, Inc. 53,800	1,503
• Cima Labs, Inc. 32,300	1,014	• Odyssey HealthCare, Inc. 82,650	2,293
• Conmed Corp. 65,800	1,339	• Orthodontic Centers of America, Inc. 114,200	1,009
Cooper Cos., Inc. 70,800	3,076	• OSI Pharmaceuticals, Inc. 84,500	2,366
• Corixa Corp. 115,700	691	Owens & Minor, Inc. 78,400	1,595
• Corvel Corp. 24,400	881	• Pacificare Health Systems, Inc. 84,000	4,998
• CV Therapeutics, Inc. 64,700	1,141	• Parexel International Corp. 59,800	1,000
Datascope Corp. 34,900	1,162	Perrigo Co. 162,100	2,180
▲• Endo Pharmaceutical Holdings, Inc. 300,400	4,915	▲•❼ Pharmaceutical Resources, Inc. 76,500	5,529
• Enzo Biochem, Inc. 68,061	1,259	PolyMedica Corp. 55,600	1,640
• Enzon Pharmaceuticals, Inc. 101,700	1,135	• Priority Healthcare Corp., Class B 100,300	2,169
• First Horizon Pharmaceutical Corp. 79,600	563	• Protein Design Labs, Inc. 207,200	2,793
• Gen-Probe, Inc. 107,000	2,864	• Province Healthcare Co. 112,300	1,442
• Genta, Inc. 167,300	1,790	• PSS World Medical, Inc. 154,500	1,440
• Haemonetics Corp. 55,200	1,273	• Regeneron Pharmaceuticals, Inc. 115,800	1,603
ICN Pharmaceuticals, Inc. 188,300	3,636	• RehabCare Group, Inc. 38,900	608
• ICU Medical, Inc. 30,700	1,037	▲• Resmed, Inc. 75,700	3,162
•❹ ImClone Systems, Inc. 169,800	5,901	▲• Sepracor, Inc. 192,300	5,121
• Inamed Corp. 52,400	4,526	• Serologicals Corp. 56,200	899
• Incyte Corp. 167,000	882	• Sierra Health Services, Inc. 63,400	1,477
• Integra LifeSciences Holdings Corp. 59,500	2,007	• Sola International, Inc. 56,900	976

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Sunrise Senior Living, Inc. 48,100	1,390
• SurModics, Inc. 40,300	847
• Sybron Dental Specialties, Inc. 86,500	1,989
• Tanox, Inc. 100,500	1,804
• Thoratec Corp. 126,200	1,942
• Transkaryotic Therapies, Inc. 75,700	992
• Trimeris, Inc. 49,000	1,254
• United Surgical Partners International, Inc. 62,400	1,882
• United Therapeutics Corp. 49,500	996
• US Oncology, Inc. 195,472	2,138
• Vaxgen, Inc. 45,700	431
• Ventana Medical Systems, Inc. 37,900	1,586
• Viasys Healthcare, Inc. 67,900	1,226
• Vicuron Pharmaceuticals, Inc. 122,600	2,250
• Visx, Inc. 110,300	2,676
West Pharmaceutical Services, Inc. 33,400	1,104
• Wright Medical Group, Inc. 73,900	2,169
• XOMA Ltd. 171,300	1,283
• Zoll Medical Corp. 19,500	663
	175,079
Household Products 0.2%	
• Elizabeth Arden, Inc. 42,900	858
Nu Skin Enterprises, Inc., Class A 82,600	1,311
• Playtex Products, Inc. 127,400	765
	2,934
Insurance 2.9%	
▲ Alfa Corp. 181,100	2,334
• Allmerica Financial Corp. 121,100	3,225
• Argonaut Group, Inc. 48,900	785
• Clark, Inc. 41,400	623
• CNA Surety Corp. 97,500	1,064
Delphi Financial Group, Inc., Class A 46,571	2,346
FBL Financial Group, Inc., Class A 62,100	1,621
Fremont General Corp. 172,400	2,867
Great American Financial Resources, Inc. 99,750	1,551

Security and Number of Shares	Mkt. Value ($ x 1,000)
Harleysville Group, Inc. 68,500	1,525
Hooper Holmes, Inc. 146,200	762
Horace Mann Educators Corp. 94,900	1,257
Kansas City Life Insurance Co. 27,900	1,310
Liberty Corp. 44,300	1,974
• Ohio Casualty Corp. 139,200	2,130
• Philadelphia Consolidated Holding Co. 49,000	2,310
The Phoenix Cos., Inc. 213,600	2,350
PMA Capital Corp., Class A 70,900	932
Presidential Life Corp. 67,000	1,029
• ProAssurance Corp. 66,496	2,001
RLI Corp. 56,650	1,903
Selective Insurance Group, Inc. 59,900	1,839
State Auto Financial Corp. 89,200	2,391
Sterling Financial Corp. 38,600	1,095
• Stewart Information Services Corp. 41,500	1,293
• Triad Guaranty, Inc. 32,700	1,613
• UICI 105,400	1,577
United Fire & Casualty Co. 22,400	893
Zenith National Insurance Corp. 44,100	1,354
	47,954
Media 2.6%	
• Adolor Corp. 71,800	1,312
Advanced Marketing Services, Inc. 46,600	534
• AMC Entertainment, Inc. 84,200	1,145
• 9 American Tower Corp., Class A 470,800	5,461
Banta Corp. 58,200	2,227
Blockbuster, Inc., Class A 82,200	1,584
• Charter Communications, Inc., Class A 672,200	2,870
• CNET Networks, Inc. 322,300	2,624
• Consolidated Graphics, Inc. 30,400	841
• Cumulus Media, Inc., Class A 112,380	2,105
• Entravision Communications Corp., Class A 167,500	1,603
• Gaylord Entertainment Co. 76,700	2,067
Gray Television, Inc. 93,100	1,184

Schwab Small-Cap Index Fund®

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Information Holdings, Inc. 49,400	1,108
•Insight Communications Co. 118,300	1,146
•Journal Register Co. 94,400	1,891
•Lin TV Corp., Class A 62,200	1,403
•Mediacom Communications Corp. 208,200	1,457
•Primedia, Inc. 589,600	1,586
Pulitzer, Inc. 21,200	1,103
•Regent Communications, Inc. 111,100	664
•Saga Communications, Inc., Class A 41,900	796
•Salem Communications Corp., Class A 42,100	979
•Sinclair Broadcast Group, Inc., Class A 102,400	1,192
•Spanish Broadcasting System, Class A 84,000	756
•Tivo, Inc. 143,800	1,153
•Valuevision Media, Inc., Class A 80,700	1,311
	42,102

Miscellaneous 0.1%

•Coinstar, Inc. 52,100	**763**

Miscellaneous Finance 4.4%

1st Source Corp. 49,100	982
Amcore Financial, Inc. 56,550	1,527
American Capital Strategies Ltd. 124,700	3,367
•Bankunited Financial Corp., Class A 66,500	1,470
•Bay View Capital Corp. 144,600	879
Blackrock, Inc. 41,500	2,131
•Boca Resorts, Inc., Class A 89,800	1,212
Cathay Bancorp., Inc. 51,900	2,511
Central Pacific Financial Co. 36,700	960
Charter Municipal Mortgage Acceptance Co. 94,600	1,815
•CompuCredit Corp. 107,100	2,117
•Corrections Corp. of America 81,000	1,989
CVB Financial Corp. 100,340	2,002
East-West Bancorp, Inc. 54,500	2,675
•eSpeed, Inc., Class A 67,600	1,842

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fidelity Bankshares, Inc. 34,800	943
•Financial Federal Corp. 41,700	1,399
First Community Bancorp 36,500	1,278
First Financial Corp. 29,200	862
First Financial Holdings, Inc. 30,100	908
First Indiana Corp. 37,800	690
First Sentinel Bancorp., Inc. 63,591	1,186
Flagstar Bancorp., Inc. 135,900	3,031
Glacier Bancorp, Inc. 44,330	1,364
Hudson River Bancorp 35,400	1,182
Independent Bank Corp. Michigan 44,420	1,285
•Knight Trading Group, Inc. 254,000	3,515
•La Quinta Corp. 346,900	2,140
•Local Financial Corp. 40,100	778
MB Financial, Inc. 39,600	1,873
MCG Capital Corp. 86,000	1,512
McGrath RentCorp 27,100	772
•Meritage Corp. 30,400	1,797
The Midland Co. 40,600	936
•National Western Life Insurance Co., Class A 8,000	1,151
New Century Financial Corp. 78,600	2,914
Northwest Bancorp, Inc. 108,649	2,263
▲Pacific Capital Bancorp. 77,399	2,636
Pacific Northwest Bancorp 39,000	1,515
•Saxon Capital, Inc. 67,200	1,267
Seacoast Financial Services Corp. 57,600	1,475
United Community Banks, Inc. 51,000	1,619
Value Line, Inc. 22,100	1,094
Waypoint Financial Corp. 76,400	1,591
	72,455

Non-Durables & Entertainment 3.8%

Action Performance Cos., Inc. 41,800	856
▲•Activision, Inc. 201,100	3,035
•AFC Enterprises, Inc. 67,900	1,137
Bob Evans Farms, Inc. 78,400	2,317
•California Pizza Kitchen, Inc. 44,100	820
•CEC Entertainment, Inc. 58,500	2,861
Churchill Downs, Inc. 29,300	1,126

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Electronics Boutique Holdings Corp. 57,600	1,639
•Fossil, Inc. 105,850	2,858
Handleman Co. 56,400	1,001
IHOP Corp. 49,700	1,844
•Isle of Capri Casinos, Inc. 66,700	1,391
•Jack in the Box, Inc. 82,700	1,504
•Jakks Pacific, Inc. 48,200	627
Landry's Restaurants, Inc. 62,200	1,557
Lone Star Steakhouse & Saloon, Inc. 47,000	1,028
•Marvel Enterprises, Inc. 169,300	4,986
•O'Charleys, Inc. 46,200	778
•P.F. Chang's China Bistro, Inc. 57,300	2,793
•Papa John's International, Inc. 38,900	1,023
•Penn National Gaming, Inc. 90,400	2,142
•Rare Hospitality International Inc. 75,950	1,884
Russ Berrie & Co., Inc. 46,300	1,660
•Ryan's Family Steak Houses, Inc. 95,950	1,337
•SCP Pool Corp. 79,725	2,790
▲•Service Corp. International 687,000	3,332
•Sonic Corp. 89,200	2,481
•Sotheby's Holdings, Inc., Class A 136,100	1,449
•The Steak N Shake Co. 63,700	1,102
•Stewart Enterprises, Inc., Class A 236,700	966
•Take-Two Interactive Software, Inc. 94,300	3,730
The Topps Co., Inc. 92,300	943
Triarc Cos., Class B 96,000	1,023
Triarc Cos., Inc. 48,000	500
Tupperware Corp. 132,300	1,991
	62,511

Non-Ferrous Metals 0.6%

Commercial Metals Co. 64,766	1,599
•Hecla Mining Co. 231,600	1,367
Minerals Technologies, Inc. 45,500	2,493
▲•Mueller Industries, Inc. 79,100	2,496
Reliance Steel & Aluminum Co. 73,175	2,100
	10,055

Security and Number of Shares	Mkt. Value ($ x 1,000)

Oil: Domestic 2.0%

•CAL Dive International, Inc. 86,700	1,797
•Comstock Resources, Inc. 70,900	1,059
•Encore Acquisition Co. 69,300	1,594
Frontier Oil Corp. 62,200	995
•Global Industries Ltd. 231,300	1,069
•Gulfmark Offshore, Inc. 47,000	656
Holly Corp. 35,200	877
▲•Houston Exploration Co. 71,400	2,499
•Magnum Hunter Resources, Inc. 156,800	1,356
Patina Oil & Gas Corp. 76,406	3,223
•Quicksilver Resource, Inc. 49,400	1,270
•Remington Oil & Gas Corp. 62,400	1,114
•Spinnaker Exploration Co. 76,500	1,958
St. Mary Land & Exploration Co. 65,400	1,707
•Stone Energy Corp. 60,640	2,191
•Superior Energy Services, Inc. 170,400	1,523
•Tesoro Petroleum Corp. 146,500	1,670
•Ultra Petroleum Corp. 170,700	3,124
•Universal Compression Holdings, Inc. 70,800	1,557
Vintage Petroleum, Inc. 147,700	1,706
	32,945

Optical & Photo 0.3%

•Lexar Media, Inc. 172,000	3,941
•Photronics, Inc. 70,900	1,527
	5,468

Paper & Forest Products 0.7%

•Caraustar Industries, Inc. 66,500	639
Chesapeake Corp. 34,800	849
Deltic Timber Corp. 28,000	802
Glatfelter 100,200	1,278
Longview Fibre Co. 120,100	1,291
Potlatch Corp. 66,000	2,063
Rock-Tennessee Co., Class A 79,200	1,275
Universal Forest Products, Inc. 40,500	1,199
Wausau-Mosinee Paper Corp. 119,125	1,472
	10,868

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Producer Goods & Manufacturing 5.6%	
•Actuant Corp., Class A 53,200	1,715
•Advanced Energy Industries, Inc. 72,800	1,662
•Aeroflex, Inc. 149,600	1,388
Albany International Corp., Class A 74,083	2,289
Applied Industrial Technologies, Inc. 44,900	1,013
Baldor Electric Co. 76,120	1,621
Barnes Group, Inc. 51,200	1,494
▲Briggs & Stratton Corp. 49,200	3,199
Clarcor, Inc. 57,250	2,327
Cognex Corp. 98,500	2,645
•Cuno, Inc. 37,200	1,484
Curtiss-Wright Corp. 23,200	1,717
Federal Signal Corp. 109,200	1,615
▲•Flowserve Corp. 127,334	2,605
▲•FMC Corp. 81,800	2,291
Franklin Electric Co., Inc. 25,100	1,531
•Gardner Denver, Inc. 36,400	752
•GrafTech International Ltd. 152,200	1,581
Helix Technology Corp. 59,100	1,061
Hughes Supply, Inc. 54,450	2,105
•Ionics, Inc. 37,700	1,074
•Jarden Corp. 31,700	1,309
JLG Industries, Inc. 97,600	1,165
Kaydon Corp. 63,900	1,519
Lennox International, Inc. 134,200	2,220
Libbey, Inc. 30,091	800
▲Lincoln Electric Holdings, Inc. 93,800	2,288
•Lone Star Technologies, Inc. 65,000	905
Manitowoc Co., Inc. 59,862	1,299
Matthews International Corp., Class A 72,600	1,959
•Maverick Tube Corp. 94,200	1,591
•Micrel, Inc. 207,500	3,424
•Moog, Inc., Class A 30,100	1,276
MSC Industrial Direct Co., Class A 79,500	1,880
NACCO Industries, Inc., Class A 15,150	1,194
Nordson Corp. 76,800	2,128
•Oceaneering International, Inc. 55,900	1,289

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Possis Medical, Inc. 33,500	545
Regal Beloit 56,700	1,154
Robbins & Myers, Inc. 32,900	694
Sauer-Danfoss, Inc. 109,300	1,550
•Sequa Corp., Class A 23,700	1,130
•The Shaw Group, Inc. 115,300	1,574
•SPS Technologies, Inc. 29,800	1,470
Standex International Corp. 27,700	705
Steelcase, Inc., Class A 97,200	1,142
Stewart & Stevenson Services, Inc. 64,800	1,083
Tecumseh Products Co., Class A 41,400	1,697
Tennant Co. 20,100	795
•Terex Corp. 109,600	2,473
Trinity Industries, Inc. 103,050	2,623
•Triumph Group, Inc. 37,000	1,208
Valmont Industries, Inc. 53,900	1,121
Watsco, Inc. 60,900	1,304
Watts Water Technologies, Inc., Class A 64,500	1,146
Woodward Governor Co. 25,800	1,194
▲York International Corp. 90,500	3,596
	91,619
Railroad & Shipping 0.5%	
Florida East Coast Industries, Class A 83,800	2,491
•Genessee & Wyoming, Inc., Class A 31,900	775
•Kansas City Southern Railway 137,800	1,823
Overseas Shipholding Group 77,000	2,099
Wabtec Corp. 100,121	1,532
	8,720
Real Property 5.7%	
Alexandria Real Estate Equities, Inc. 43,600	2,224
AMLI Residential Properties 40,200	1,023
Anthracite Capital, Inc. 114,200	1,164
Anworth Mortgage Asset Corp. 71,000	997
Bedford Property Investors, Inc. 39,200	1,029

Security and Number of Shares	Mkt. Value ($ x 1,000)
▲ Brandywine Realty Trust 81,600	2,068
Capital Automotive Real Estate Investment Trust 70,300	2,187
Capstead Mortgage Corp. 34,200	457
Colonial Properties Trust 59,500	2,201
Commercial Net Lease Realty 105,500	1,815
Cornerstone Realty Income Trust, Inc. 118,800	982
Corporate Office Properties Trust SBI 66,900	1,294
Crown American Realty Trust 71,200	853
EastGroup Properties, Inc. 41,800	1,218
Entertainment Properties Trust 45,800	1,474
Equity One, Inc. 150,400	2,519
Essex Property Trust, Inc. 51,500	3,084
FelCor Lodging Trust, Inc. 131,000	1,335
Gables Residential Trust 60,800	1,957
Getty Realty Corp. 50,600	1,252
Glenborough Realty Trust, Inc. 63,000	1,228
Glimcher Realty Trust 78,300	1,658
Great Lakes Real Estate Investment Trust 36,700	588
Home Properties of NY, Inc. 64,800	2,495
IMPAC Mortgage Holdings, Inc. 112,100	1,687
Innkeepers USA Trust 83,100	723
Investors Real Estate Trust 78,000	775
• Jones Lang LaSalle, Inc. 73,700	1,404
Keystone Property Trust 48,600	972
Kilroy Realty Corp. 63,600	1,838
Koger Equity, Inc. 48,800	945
Kramont Realty Trust 53,800	924
LaSalle Hotel Properties 42,900	723
Lexington Corp. Properties Trust 79,900	1,532
LNR Property Corp. 45,600	1,865
Manufactured Home Communities, Inc. 50,200	1,908
• Meristar Hospitality Corp. 137,900	942
MFA Mortgage Investments, Inc. 131,100	1,255
Mid-America Apartment Communities, Inc. 44,800	1,407
National Health Investors, Inc. 60,700	1,290
Nationwide Health Properties, Inc. 133,700	2,447

Security and Number of Shares	Mkt. Value ($ x 1,000)
Novastar Financial, Inc. 25,700	1,895
Parkway Properties, Inc. 23,100	1,018
Pennsylvania Real Estate Investment Trust 51,000	1,703
Post Properties, Inc. 84,800	2,239
PS Business Parks, Inc. 49,000	1,847
RAIT Investment Trust 48,600	1,135
Redwood Trust, Inc. 39,100	1,939
Saul Centers, Inc. 36,000	979
Senior Housing Properties Trust 135,100	2,012
SL Green Realty Corp. 76,100	2,751
Sovran Self Storage, Inc. 30,300	1,026
Summit Properties, Inc. 66,300	1,482
Sun Communities, Inc. 42,500	1,549
Tanger Factory Outlet Centers 22,200	896
Taubman Centers, Inc. 112,300	2,264
The Town & Country Trust 38,000	883
• Trammell Crow Co. 83,600	1,138
Universal Health Realty Income 27,900	781
US Restaurant Properties, Inc. 45,700	731
Ventas, Inc. 180,000	3,366
▲ Washington Real Estate Investment Trust 90,200	2,670
	94,043

Retail 4.2%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Alloy, Inc. 88,100	395
• American Eagle Outfitters, Inc. 160,400	2,565
• AnnTaylor Stores Corp. 99,999	3,580
• Blue Rhino Corp. 38,400	445
Burlington Coat Factory Warehouse Corp. 103,340	2,217
Casey's General Stores, Inc. 113,500	1,759
The Cato Corp., Class A 46,500	981
• Central Garden & Pet Co. 39,900	1,104
• Charming Shoppes, Inc. 260,500	1,706
• The Children's Place Retail Stores, Inc. 59,400	1,788
Christopher & Banks Corp. 82,950	2,422
• Cost Plus, Inc. 48,900	2,243
• The Dress Barn, Inc. 69,500	973
• Duane Reade, Inc. 50,900	700

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Fred's, Inc. 87,525	3,298
• Genesco, Inc. 51,700	871
• Great Atlantic & Pacific Tea Co. 86,600	541
• Guitar Center, Inc. 53,600	1,745
• The Gymboree Corp. 69,200	1,142
Hancock Fabrics, Inc. 42,500	634
• HOT Topic, Inc. 108,373	3,111
• Insight Enterprises, Inc. 104,850	1,764
• Jo-Ann Stores, Inc., Class A 45,400	1,362
▲• Linens 'N Things, Inc. 101,400	2,993
Longs Drug Stores Corp. 86,300	1,933
• The Men's Wearhouse, Inc. 90,650	2,671
• OfficeMax, Inc. 285,900	2,739
• Pacific Sunwear of California 177,280	4,093
Pep Boys-Manny, Moe & Jack 123,600	2,377
Ruddick Corp. 104,700	1,671
• School Specialty, Inc. 43,200	1,204
• ShopKo Stores, Inc. 66,800	1,034
• Too, Inc. 76,700	1,266
• Tractor Supply Co. 85,400	3,579
• Urban Outfitters, Inc. 87,200	2,909
Weis Markets, Inc. 62,800	2,295
• West Marine, Inc. 42,300	937
• The Wet Seal, Inc., Class A 59,825	658
	69,705
Steel 0.4%	
Allegheny Technologies, Inc. 188,100	1,439
Carpenter Technology Corp. 51,500	1,331
Gibraltar Steel Corp. 38,100	915
Quanex Corp. 35,000	1,402
• Steel Dynamics, Inc. 109,800	2,046
	7,133
Telephone 0.9%	
• Cincinnati Bell, Inc. 555,300	2,838
• Commonwealth Telephone Enterprises, Inc. 54,100	2,205
• Extreme Networks, Inc. 266,100	2,288
• General Communication, Inc., Class A 129,300	1,275
Inter-Tel, Inc. 58,600	1,476
• Interdigital Communications Corp. 127,100	2,159
• Price Communications Corp. 124,100	1,560
SureWest Communications 32,800	1,308
	15,109
Tobacco 0.3%	
DIMON, Inc. 101,600	731
Schweitzer-Mauduit International, Inc. 34,200	910
▲ Universal Corp. 57,100	2,488
Vector Group Ltd. 87,976	1,386
	5,515
Travel & Recreation 1.4%	
• Alliance Gaming Corp. 111,900	2,714
• American Classic Voyages Co. 52,800	—
• Argosy Gaming Co. 65,100	1,549
• Aztar Corp. 79,900	1,668
Callaway Golf Co. 171,500	2,787
Central Parking Corp. 75,400	910
• Choice Hotels International, Inc. 81,200	2,681
• Dollar Thrifty Automotive Group, Inc. 56,100	1,469
The Marcus Corp. 70,225	1,050
• Multimedia Games, Inc. 28,500	1,072
• Prime Hospitality Corp. 101,500	924
• Scientific Games Corp., Class A 137,500	1,829
• Shuffle Master, Inc. 37,600	1,145
• Six Flags, Inc. 214,200	1,268
• Vail Resorts, Inc. 65,100	872
• WMS Industries, Inc. 65,200	1,508
	23,446
Trucking & Freight 0.9%	
Arkansas Best Corp. 56,900	1,884
• Forward Air Corp. 48,600	1,413
• Knight Transportation, Inc. 85,000	2,139
• Landstar Systems, Inc. 34,400	2,513
• PAM Transportation Services, Inc. 24,700	467

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Roadway Corp. 45,600	2,337
USF Corp. 62,200	1,985
• Yellow Corp. 66,200	2,175
	14,913

Utilities: Electric & Gas   3.0%

• Allegheny Energy, Inc. 288,600	3,053
American States Water Co. 35,250	864
• Aquila, Inc. 436,100	1,723
Avista Corp. 111,100	1,889
Black Hills Corp. 71,600	2,303
California Water Service Group 34,300	938
CH Energy Group, Inc. 35,700	1,564
Cleco Corp. 108,000	1,809
• Dynegy, Inc., Class A 848,700	3,403
• El Paso Electric Co. 109,400	1,328
The Empire District Electric Co. 53,400	1,132
▲ Energen Corp. 81,100	2,990
Idacorp, Inc. 86,600	2,351
The Laclede Group, Inc. 44,400	1,259
MGE Energy, Inc. 40,900	1,297
New Jersey Resources Corp. 62,100	2,350
Northwest Natural Gas Co. 58,800	1,705
NUI Corp. 38,800	662
Otter Tail Corp. 58,500	1,561
PNM Resources, Inc. 89,700	2,537
• Sierra Pacific Resources 269,600	1,610
South Jersey Industries 27,900	1,058
• Southern Union Co. 159,673	2,812
Southwest Gas Corp. 77,100	1,741
UIL Holdings Corp. 33,600	1,262
Unisource Energy Corp. 77,380	1,493
▲ Westar Energy, Inc. 164,000	3,277
	49,971

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills 0.85%-0.93%, 12/18/03	150	**150**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares

Collateral Invested for Securities on Loan
7.5% of net assets

Other Investment Companies

Securities Lending Investment Fund 122,374,453	**122,374**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $116,026 of securities of loan)	$1,642,685
Collateral held for securities on loan	122,374
Receivables:	
Fund shares sold	1,708
Dividends	881
Investments sold	4,112
Income from securities on loan	58
Prepaid expenses	+ 36
Total assets	**1,771,854**

Liabilities

Collateral held for securities on loan	122,374
Cash overdraft	785
Payables:	
Fund shares redeemed	2,299
Interest expenses	1
Investments bought	846
Due to broker for futures	10
Investment adviser and administrator fees	24
Transfer agent and shareholder service fees	4
Accrued expenses	+ 219
Total liabilities	**126,562**

Net Assets

Total assets	1,771,854
Total liabilities	− 126,562
Net assets	**$1,645,292**

Net Assets by Source

Capital received from investors	1,617,099
Net investment income not yet distributed	7,747
Net realized capital losses	(287,631)
Net unrealized capital gains	308,077

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$886,035		48,632		$18.22
Select Shares®	$759,257		41,603		$18.25

Unless stated, all numbers x 1,000.

The fund paid $1,334,661 for these securities. Not counting short-term obligations and government securities, the fund paid $469,511 for securities during the report period and received $646,990 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had seven open Russell 2000 futures contracts due to expire on December 21, 2003, with an aggregate contract value of $1,849 and net unrealized gains of $53.

Federal Tax Data

Portfolio cost	$1,338,069
Net unrealized gains and losses:	
Gains	$441,758
Losses	+ (137,142)
	$304,616
Net undistributed earnings:	
Ordinary income	$7,747
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$86,072
2011	+ 198,098
	$284,170
Reclassifications:	
Net realized capital losses	$39
Reclassified as:	
Net investment income not yet distributed	($39)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$17,535
Interest	9
Securities on loan	+ 682
Total investment income	**18,226**

An additional $3 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold	(194,040)
Net realized gains on futures contracts	+ 61
Net realized losses	**(193,979)**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of assets beyond that.

Net Unrealized Gains and Losses

Net unrealized gains on investments	656,430
Net unrealized gains on futures contracts	+ 37
Net unrealized gains	**656,467**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

Expenses

Investment adviser and administrator fees	4,169
Transfer agent and shareholder service fees:	
Investor Shares	1,869
Select Shares®	652
Trustees' fees	10
Custodian fees	161
Portfolio accounting fees	220
Professional fees	44
Registration fees	52
Shareholder reports	166
Interest expense	15
Other expenses	+ 17
Total expenses	7,375
Expense reduction	− 523
Net expenses	**6,852**

For the fund's independent trustees only.

Includes $337 from the investment adviser (CSIM) and $186 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

Prior to March 1, 2003, these limits were 0.49% and 0.38% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	18,226
Net expenses	− 6,852
Net investment income	**11,374**
Net realized losses	(193,979)
Net unrealized gains	+ 656,467
Increase in net assets from operations	**$473,862**

These add up to a net gain on investments of $462,488.

See financial notes. 77

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$11,374	$13,371
Net realized losses	(193,979)	(78,341)
Net unrealized gains or losses	+ 656,467	(171,545)
Increase or decrease in net assets from operations	**473,862**	**(236,515)**

Distributions Paid

Dividends from Net Investment Income		
Investor Shares	7,507	4,403
Select Shares®	+ 7,345	4,635
Total dividends from net investment income	**14,852**	**9,038**
Distributions from Net Realized Gains		
Investor Shares	–	29,754
Select Shares	+ –	26,290
Total distributions from net realized gains	**–**	**56,044**
Total distributions	**$14,852**	**$65,082**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	6,678	$101,578	14,769	$243,412
Select Shares	+ 6,760	99,820	14,560	231,836
Total shares sold	**13,438**	**$201,398**	**29,329**	**$475,248**
Shares Reinvested				
Investor Shares	522	$7,085	1,919	$32,335
Select Shares	+ 503	6,844	1,710	28,842
Total shares reinvested	**1,025**	**$13,929**	**3,629**	**$61,177**
Shares Redeemed				
Investor Shares	(12,997)	($188,682)	(12,547)	($192,562)
Select Shares	+ (13,679)	(200,308)	(13,662)	(212,752)
Total shares redeemed	**(26,676)**	**($388,990)**	**(26,209)**	**($405,314)**
Net transactions in fund shares	**(12,213)**	**($173,663)**	**6,749**	**$131,111**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	102,448	$1,359,945	95,699	$1,530,431
Total increase or decrease	+ (12,213)	285,347	6,749	(170,486)
End of period	**90,235**	**$1,645,292**	**102,448**	**$1,359,945**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary Income	$14,852	$9,038
Long-term capital gains	$–	$56,044

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

	Current period	Prior period
Investor Shares	$70	$128
Select Shares	+ 39	+ 65
Total	**$109**	**$193**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $7,747 and $11,264 for the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios®	
All Equity Portfolio	6.5%
Growth Portfolio	7.1%
Balanced Portfolio	4.8%
Conservative Portfolio	1.8%
Schwab Annuity Portfolios	
Growth Portfolio II	0.3%

 See financial notes.

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	6/1/99[1]– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	14.35	16.62	22.49	20.87	20.00
Income or loss from investment operations:					
Net investment income	0.16	0.16	0.15	0.16	0.07
Net realized and unrealized gains or losses	3.14	(2.27)	(5.87)	1.56	0.80
Total income or loss from investment operations	3.30	(2.11)	(5.72)	1.72	0.87
Less distributions:					
Dividends from net investment income	(0.17)	(0.16)	(0.15)	(0.10)	–
Net asset value at end of period	17.48	14.35	16.62	22.49	20.87
Total return (%)	23.24	(12.86)	(25.55)	8.23	4.35[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.53	0.40	0.40	0.40[3]	0.40[4]
Gross operating expenses	0.59	0.62	0.65	0.67	0.91[4]
Net investment income	1.18	1.11	0.94	0.76	0.92[4]
Portfolio turnover rate	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	469	263	224	218	136

[1] Commencement of operations.
[2] Not annualized.
[3] The ratio of net operating expenses would have been 0.41% if certain non-routine expenses (proxy fees) had been included.
[4] Annualized.

Financial Highlights

Select Shares®	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	6/1/99[1]– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	14.37	16.65	22.52	20.89	20.00
Income or loss from investment operations:					
Net investment income	0.20	0.19	0.18	0.17	0.07
Net realized and unrealized gains or losses	3.14	(2.29)	(5.87)	1.56	0.82
Total income or loss from investment operations	3.34	(2.10)	(5.69)	1.73	0.89
Less distributions:					
Dividends from net investment income	(0.19)	(0.18)	(0.18)	(0.10)	–
Net asset value at end of period	17.52	14.37	16.65	22.52	20.89
Total return (%)	23.50	(12.81)	(25.40)	8.30	4.45[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.36	0.27	0.27	0.27[3]	0.27[4]
Gross operating expenses	0.44	0.47	0.50	0.52	0.74[4]
Net investment income	1.35	1.24	1.07	0.89	1.05[4]
Portfolio turnover rate	3	2	2	2	1[2]
Net assets, end of period ($ x 1,000,000)	429	264	257	262	149

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had been included.

[4] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security
- ◆ American Depositary Receipt
- ▲ Collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser
- ◗ Security is valued at fair value (see Accounting Policies)

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
99.2%	Common Stock	918,872	891,598
0.1%	U.S. Treasury Obligations	310	310
0.0%	Rights	120	7
0.0%	Preferred Stock	3	4
0.0%	Warrants	55	—
99.3%	**Total Investments**	**919,360**	**891,919**
10.9%	Collateral Invested for Securities on Loan	98,169	98,169
(10.2)%	Other Assets and Liabilities, Net		(91,500)
100.0%	**Total Net Assets**		**898,588**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 99.2% of net assets	
Aerospace/Defense 1.4%	
◗• Aerosonic Corp. 1,000	7
The Boeing Co. 59,300	2,282
Crane Co. 5,000	141
• DRS Technologies, Inc. 1,200	29
EDO Corp. 900	20
Engineered Support Systems, Inc. 1,650	112
• EnPro Industries, Inc. 920	9
• ESCO Technologies, Inc. 1,400	61
• Esterline Technologies Corp. 2,900	64
GenCorp, Inc. 2,500	24
General Dynamics Corp. 13,200	1,105
Goodrich Corp. 8,404	232
Heico Corp., Class A 2,260	27
• Integrated Defense Technologies, Inc. 900	15
Kaman Corp., Class A 1,300	16
• KVH Industries, Inc. 1,300	36
• L-3 Communications Holdings, Inc. 6,600	309
Lockheed Martin Corp. 31,552	1,463
Northrop Grumman Corp. 12,516	1,119
Raytheon Co. 29,900	792
Rockwell Automation, Inc. 13,200	410
Rockwell Collins, Inc. 13,100	360
• SatCon Technology Corp. 900	3
• Teledyne Technologies, Inc. 12,157	200
Textron, Inc. 9,300	462
• Timco Aviation Services, Inc. 80	—
• Transtechnology Corp. 500	3
• Trimble Navigation Ltd. 3,800	105
United Technologies Corp. 35,534	3,009
• Veeco Instruments, Inc. 1,000	25
	12,440
Air Transportation 1.1%	
• AirTran Holdings, Inc. 2,000	32
• Alaska Air Group, Inc. 1,900	55
• AMR Corp. 2,500	33
• ATA Holdings Corp. 1,200	12
• Atlantic Coast Airlines Holdings, Inc. 1,600	18
• Continental Airlines, Inc., Class B 5,000	95
Delta Air Lines, Inc. 8,500	111
• EGL, Inc. 4,150	68
• ExpressJet Holdings, Inc. 3,000	46
FedEx Corp. 28,263	2,141
• Hawk Corp., Class A 1,800	7
• JetBlue Airways Corp. 3,650	210
• Kellstrom Industries, Inc. 600	—
• MAIR Holdings, Inc. 1,100	8
• Mesa Air Group, Inc. 1,300	14
• Northwest Airlines Corp., Class A 3,500	48
Sabre Holdings Corp. 9,901	217

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
SkyWest, Inc. 4,000	74
Southwest Airlines Co. 54,225	1,052
United Parcel Service, Inc., Class B 80,480	5,836
	10,077

Alcoholic Beverages 0.4%

Adolph Coors Co., Class B 2,500	140
Anheuser-Busch Cos., Inc. 59,000	2,906
Brown-Forman Corp., Class B 3,706	313
•Constellation Brands, Inc., Class A 8,800	276
•National Beverage Corp. 3,700	56
	3,691

Apparel 0.5%

Brown Shoe Co., Inc. 3,300	114
The Buckle, Inc. 1,000	22
•Casual Male Corp. 1,100	—
•Coach, Inc. 8,004	284
•Columbia Sportswear Co. 1,850	108
•Finlay Enterprises, Inc. 1,000	15
•Guess?, Inc. 2,700	32
Haggar Corp. 1,200	19
•Hampshire Group Ltd. 1,000	35
Jones Apparel Group, Inc. 12,156	419
K-Swiss, Inc., Class A 1,200	53
Kellwood Co. 2,900	108
Kenneth Cole Productions, Inc., Class A 3,100	92
Liz Claiborne, Inc. 18,600	686
•Maxwell Shoe Co., Inc., Class A 1,000	16
Nike, Inc., Class B 20,700	1,323
Oshkosh B'Gosh, Inc., Class A 1,200	26
Phillips-Van Heusen Corp. 1,800	31
Polo Ralph Lauren Corp. 3,500	106
•Quiksilver, Inc. 2,000	34
Reebok International Ltd. 8,000	312
Russell Corp. 2,600	48
Saucony, Inc., Class B 1,900	31
•Skechers USA, Inc., Class A 6,500	49
•Stage Stores, Inc. 1,200	34
•Steven Madden Ltd. 1,800	39
Stride Rite Corp. 2,900	35

Security and Number of Shares	Mkt. Value ($ x 1,000)
Superior Uniform Group, Inc. 1,600	25
Tandy Brands Accessories, Inc. 1,000	15
•Tarrant Apparel Group 1,700	7
•Timberland Co., Class A 1,400	73
•Unifi, Inc. 1,900	9
VF Corp. 15,000	637
Wolverine World Wide, Inc. 5,200	105
	4,942

Automotive Products / Motor Vehicles 1.3%

A.O. Smith Corp., Class B 1,300	41
•Aftermarket Technology Corp. 4,300	51
•American Axle & Manufacturing Holdings, Inc. 5,300	183
ArvinMeritor, Inc. 4,900	82
Bandag, Inc. 3,200	117
BorgWarner, Inc. 2,700	215
Carlisle Cos., Inc. 3,600	206
Cascade Corp. 4,400	105
•Collins & Aikman Corp. 1,400	4
Cooper Tire & Rubber Co. 6,400	126
Cummins, Inc. 1,400	66
Dana Corp. 40,800	664
Danaher Corp. 9,500	787
Delphi Corp. 26,600	237
Donaldson Co., Inc. 1,900	109
•Dura Automotive Systems, Inc., Class A 12,100	117
Eaton Corp. 6,300	632
Federal Screw Works 250	8
Ford Motor Co. 131,736	1,598
General Motors Corp. 39,386	1,681
•General Motors Corp., Class H 80,182	1,317
Gentex Corp. 2,300	90
Genuine Parts Co. 8,000	255
•Goodyear Tire & Rubber Co. 6,500	45
•Group 1 Automotive, Inc. 1,400	50
Harley-Davidson, Inc. 22,500	1,067
•Keystone Automotive Industries, Inc. 1,800	45
•Lear Corp. 5,800	337
Lithia Motors, Inc., Class A 700	17
Magna International, Inc., Class A 459	37
•MarineMax, Inc. 800	15
•Midas, Inc. 1,300	17

Security and Number of Shares	Mkt. Value ($ x 1,000)
Modine Manufacturing Co. 3,700	95
•Monaco Coach Corp. 1,200	29
•Monro Muffler Brake, Inc. 700	23
Myers Industries, Inc. 2,346	29
•Navistar International Corp. 1,900	77
Oshkosh Truck Corp. 4,500	206
Polaris Industries, Inc. 1,600	137
•Rush Enterprises, Inc., Class A 500	4
•Rush Enterprises, Inc., Class B 500	5
Sonic Automotive, Inc. 1,400	32
Standard Motor Products, Inc. 2,000	22
•Stoneridge, Inc. 1,700	23
Superior Industries International, Inc. 800	34
•TBC Corp. 1,100	30
Thor Industries, Inc. 1,000	64
Titan International, Inc. 800	1
•Tower Automotive, Inc. 2,300	9
•United Auto Group, Inc. 1,000	26
•United Defense Industries, Inc. 900	29
•UQM Technologies, Inc. 1,500	5
Visteon Corp. 5,451	35
Winnebago Industries, Inc. 1,300	76
	11,312

Banks 7.7%

Security and Number of Shares	Mkt. Value ($ x 1,000)
ABC Bancorp 1,500	25
Abigail Adams National Bancorp 500	9
Alabama National Bancorp 1,600	84
AmSouth Bancorp. 25,903	612
Anchor Bancorp Wisconsin, Inc. 3,100	77
Arrow Financial Corp. 963	26
Associated Banc-Corp. 5,146	212
BancFirst Corp. 500	27
Bancorpsouth, Inc. 4,612	108
Bank Mutual Corp. 3,669	43
Bank of America Corp. 109,200	8,270
Bank of Hawaii Corp. 3,500	138
The Bank of New York Co., Inc. 54,500	1,700
Bank One Corp. 80,700	3,426
BankAtlantic Bancorp, Inc., Class A 2,200	37
Banknorth Group, Inc. 6,974	218
BB&T Corp. 38,386	1,484

Security and Number of Shares	Mkt. Value ($ x 1,000)
Berkshire Bancorp, Inc. 1,200	55
Boston Private Financial Holdings, Inc. 2,129	54
Brookline Bancorp, Inc. 2,405	36
Bryn Mawr Bank Corp. 1,400	33
BSB Bancorp, Inc. 900	28
Camden National Corp. 700	21
Capital City Bank Group, Inc. 1,500	58
•Capital Crossing Bank 1,000	38
Capitol Bancorp Ltd. 1,500	40
Capitol Federal Financial 4,420	164
Cascade Bancorp 2,124	40
Cavalry Bancorp, Inc. 500	9
CCBT Financial Cos., Inc. 200	5
•Central Coast Bancorp 1,331	23
Century Bancorp, Inc., Class A 800	28
Chemical Financial Corp. 1,318	46
Chittenden Corp. 1,818	59
Citizens Banking Corp. Michigan 2,090	61
Citizens South Banking Corp. 1,000	15
City Holding Co. 1,800	61
City National Corp. 3,100	187
The Colonial BancGroup, Inc. 4,600	72
Columbia Bancorp 700	19
Columbia Banking Systems, Inc. 1,859	36
Comerica, Inc. 13,496	695
Commerce Bancorp, Inc. N.J. 3,060	148
Commerce Bancshares, Inc. 11,518	552
Community Bank System, Inc. 700	34
Community First Bankshares, Inc. 2,000	54
Community Trust Bancorp, Inc. 2,056	66
Compass Bancshares, Inc. 11,400	431
Connecticut Bancshares, Inc. 700	36
Corus Bankshares, Inc. 500	29
Cullen/Frost Bankers, Inc. 3,300	128
Dime Community Bancshares, Inc. 2,250	63
Doral Financial Corp. 4,600	232
Exchange National Bancshares, Inc. 750	27
Fifth Third Bancorp 40,588	2,353
First Bancorp Puerto Rico 2,100	70
First Busey Corp., Class A 1,000	27
First Charter Corp. 3,500	72

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
First Citizens BancShares, Inc., Class A 300	34
First Commonwealth Financial Corp. 2,100	29
First Essex Bancorp, Inc. 700	38
First Federal Capital Corp. 2,500	55
First Financial Bancorp 1,839	31
First Financial Bancshares, Inc. 1,500	63
First M & F Corp. 1,000	37
First Merchants Corp. 1,041	28
First Midwest Bancorp, Inc. Illinois 3,125	97
First Niagra Financial Group, Inc. 3,104	44
First Oak Brook Bancshares, Inc. 1,500	43
First of Long Island Corp. 2,000	83
First Republic Bank 1,300	47
First Tennessee National Corp. 10,800	490
Firstfed America Bancorp, Inc. 2,000	51
•FirstFed Financial Corp. 2,900	131
FirstMerit Corp. 4,800	124
FleetBoston Financial Corp. 76,277	3,081
FNB Corp. 2,639	87
Franklin Financial Corp. Tennessee 700	22
Frontier Financial Corp. 700	22
Fulton Financial Corp. 5,150	106
GA Financial, Inc. 1,100	31
Gold Banc Corp., Inc. 1,400	18
Great Southern Bancorp, Inc. 700	28
Greater Bay Bancorp 2,906	78
Hancock Holding Co. 1,050	60
Harbor Florida Bancshares, Inc. 1,100	30
Harleysville National Corp. 1,102	33
Hibernia Corp., Class A 16,900	382
Home Federal Bancorp 800	22
Horizon Financial Corp. 2,156	38
◆HSBC Holdings PLC 13,000	976
Hudson City Bancorp, Inc. 19,100	660
Hudson United Bancorp 5,740	208
Huntington Bancshares, Inc. 13,290	288
Independent Bank Corp. 1,000	29
Integra Bank Corp. 1,225	26
Interchange Financial Services Corp. 1,050	26
•Internet Capital Group, Inc. 7,000	3

Security and Number of Shares	Mkt. Value ($ x 1,000)
Irwin Financial Corp. 3,700	104
J.P. Morgan Chase & Co. 145,580	5,226
KeyCorp, Inc. 29,300	828
Lakeland Financial Corp. 1,100	40
M&T Bank Corp. 8,962	842
MAF Bancorp., Inc. 700	29
Main Street Banks, Inc. 1,000	26
MainSource Financial Group, Inc. 1,000	28
Marshall & Ilsley Corp. 16,150	579
MASSBANK Corp. 1,500	61
Mellon Financial Corp. 30,300	905
Mercantile Bankshares Corp. 5,574	236
Merchants Bancshares, Inc. 750	21
Mid-State Bancshares 3,500	85
Midwest Banc Holdings, Inc. 1,300	31
•Movie Gallery, Inc. 1,525	32
Nara Bancorp, Inc. 2,000	45
National City Corp. 44,100	1,440
National Commerce Financial Corp. 11,650	320
National Penn Bancshares, Inc. 906	27
NBT Bancorp., Inc. 1,400	29
Net.B@nk, Inc. 3,300	45
NewMil Bancorp, Inc. 1,000	26
North Fork Bancorp., Inc. 7,300	285
North Valley Bancorp 1,500	24
Northern Trust Corp. 15,500	720
OceanFirst Financial Corp. 1,050	27
Old National Bancorp. 3,283	73
Omega Financial Corp. 1,000	36
Oriental Financial Group 1,375	35
Pacific Crest Capital, Inc. 1,000	26
Park National Corp. 805	94
Patriot Bank Corp. 550	12
Pennfed Finance Services, Inc. 2,000	63
Peoples Bank-Bridgeport 2,500	82
Peoples Financial Corp. 3,000	49
PFF Bancorp, Inc. 1,120	42
PNC Financial Services Group, Inc. 19,700	1,055
Popular, Inc. 13,400	603
Progress Financial Corp. 1,365	42
Prosperity Bancshares, Inc. 2,400	55

Security and Number of Shares	Mkt. Value ($ x 1,000)
Provident Bankshares Corp. 2,382	74
Provident Financial Group, Inc. 2,100	62
•Quaker City Bancorp, Inc. 1,250	53
Regions Financial Corp. 16,900	621
Republic Bancorp, Inc. 5,154	75
Republic Bancorp, Inc., Class A 1,500	30
Riggs National Corp. 2,000	33
S&T Bancorp, Inc. 1,400	42
•S1 Corp. 12,930	105
Sandy Spring Bancorp, Inc. 2,900	105
Seacoast Banking Corp. of Florida 1,980	35
Second Bancorp., Inc. 900	25
Shore Bancshares, Inc. 500	19
•Silicon Valley Bancshares 2,200	77
Simmons First National Corp., Class A 1,000	26
Sky Financial Group, Inc. 4,376	107
The South Financial Group, Inc. 3,000	78
SouthTrust Corp. 23,554	750
Southwest Bancorp of Texas, Inc. 1,500	54
Southwest Bancorp, Inc. 3,300	52
St. Francis Capital Corp. 1,200	40
State Bancorp, Inc. 840	17
State Street Corp. 23,000	1,204
Sterling Bancorp 1,523	45
Sterling Bancshares, Inc. 2,100	24
•Sterling Financial Corp. 847	27
Suffolk Bancorp 2,400	84
•Sun Bancorp, Inc. N.J. 3,150	74
SunTrust Banks, Inc. 20,200	1,355
Susquehanna Bancshares, Inc. 2,700	68
SY Bancorp, Inc. 1,400	28
Synovus Financial Corp. 18,700	516
TCF Financial Corp. 4,300	224
Texas Regional Bancshares, Inc., Class A 1,551	56
Timberland Bancorp, Inc. 1,000	24
Tompkins Trustco, Inc. 770	37
TriCo Bancshares 200	6
The Trust Co. of New Jersey 3,000	94
Trustco Bank Corp. 2,857	37
Trustmark Corp. 4,300	122
U.S. Bancorp 137,631	3,746

Security and Number of Shares	Mkt. Value ($ x 1,000)
UCBH Holdings, Inc. 2,200	79
UMB Financial Corp. 1,787	89
Umpqua Holdings Corp. 343	7
Union Bankshares Corp. 700	22
Union Planters Corp. 15,950	531
UnionBanCal Corp. 22,600	1,224
United Bankshares, Inc. 1,900	58
United Community Financial Corp. 1,900	21
United National Bancorp. 1,230	43
Unizan Financial Corp. 1,371	28
USB Holding Co., Inc. 1,777	33
Valley National Bancorp 6,435	188
Wachovia Corp. 95,036	4,359
Washington Trust Bancorp, Inc. 1,000	28
Wells Fargo & Co. 120,381	6,780
WesBanco, Inc. 3,200	85
West Coast Bancorp 1,200	25
Westamerica Bancorp. 1,700	85
WestCorp., Inc. 2,207	83
Whitney Holding Corp. 1,950	74
Wilmington Trust Corp. 3,200	108
Wintrust Financial Corp. 1,800	78
WSFS Financial Corp. 1,000	43
Zions Bancorp. 5,200	319
	69,349

Business Machines & Software 8.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•3Com Corp. 17,900	129
•3D Systems Corp. 1,400	13
•Adaptec, Inc. 5,700	49
Adobe Systems, Inc. 17,500	767
•Advanced Digital Information Corp. 2,600	42
Analogic Corp. 5,200	227
•Andersen Group, Inc. 1,400	7
•Apple Computer, Inc. 18,700	428
•Arbitron, Inc. 2,120	84
•Artesyn Technologies, Inc. 1,100	9
•Ascential Software Corp. 2,912	65
Autodesk, Inc. 8,400	162
•Avici Systems, Inc. 375	2
•Avocent Corp. 13,963	528

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• BEA Systems, Inc. 27,900	388
Black Box Corp. 5,200	224
• BMC Software, Inc. 19,000	330
• Borland Software Corp. 3,000	27
• Cisco Systems, Inc. 511,969	10,741
• Cognitronics Corp. 2,600	7
• Compuware Corp. 19,900	112
• Comverse Technology, Inc. 13,400	242
• Concerto Software, Inc. 1,100	13
• Concurrent Computer Corp. 3,000	14
• CoSine Communications, Inc. 730	5
• Dell, Inc. 186,800	6,747
Diebold, Inc. 5,300	302
• Digital Lightwave, Inc. 1,300	1
• EMC Corp. 164,834	2,281
• Enterasys Networks, Inc. 8,500	33
Fair Isaac Corp. 5,163	329
• Flow International Corp. 900	3
• Foundry Networks, Inc. 4,300	100
• Gadzoox Networks, Inc. 600	—
• Gateway, Inc. 11,800	59
• General Binding Corp. 500	7
• Hanger Orthopedic Group, Inc. 5,400	92
Hewlett-Packard Co. 218,916	4,884
IKON Office Solutions, Inc. 8,500	71
• Imagistics International, Inc. 2,840	91
• Immersion Corp. 800	5
• Input/Output, Inc. 3,400	14
• Integrated Device Technology, Inc. 4,200	66
• Intergraph Corp. 9,700	253
• Interland, Inc. 510	4
❾ International Business Machines Corp. 125,850	11,261
• InterVoice, Inc. 1,678	17
• Invision Technologies, Inc. 1,500	41
• Iomega Corp. 12,400	68
• Juniper Networks, Inc. 13,600	245
Landamerica Financial Group, Inc. 5,800	290
• Lantronix, Inc. 1,900	2
• Lexmark International, Inc., Class A 10,900	802
• LTX Corp. 1,900	27

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Maxtor Corp. 14,748	202
• McData Corp., Class A 2,617	27
Microchip Technology, Inc. 13,975	457
• Micromuse, Inc. 2,900	23
• MICROS Systems, Inc. 5,500	223
▲❷ Microsoft Corp. 786,660	20,571
• MIPS Technology, Inc., Class A 1,100	5
• MSC.Software Corp. 1,800	19
• NCR Corp. 11,900	428
• Network Appliance, Inc. 13,500	333
• Novell, Inc. 25,600	150
• Oracle Corp. 381,900	4,568
• PalmOne, Inc. 1,569	22
• PalmSource, Inc. —	—
Pitney Bowes, Inc. 17,000	699
• Precis, Inc. 1,200	5
• Printronix, Inc. 2,400	34
• Rainbow Technologies, Inc. 5,000	62
• Read-Rite Corp. 1,180	—
• Roxio, Inc. 724	7
• Sandisk Corp. 5,500	443
• Scansource, Inc. 600	26
• Seagate Escrow Security 7,500	2
• Siebel Systems, Inc. 18,100	228
• Silicon Graphics, Inc. 4,800	5
• SoftBrands, Inc. 671	1
• Storage Technology Corp. 14,400	347
• StorageNetworks, Inc. 2,100	4
• Sun Microsystems, Inc. 226,230	896
• Sybase, Inc. 19,036	341
• Tech Data Corp. 2,800	92
• The Titan Corp. 6,381	135
Total System Services, Inc. 13,800	381
• Ultimate Electronics, Inc. 400	4
• Unisys Corp. 23,100	355
• Vitria Technology, Inc. 925	5
• Xerox Corp. 57,200	601
	74,411

Business Services 5.1%

• 4Kids Entertainment, Inc. 1,000	24
Aaron Rents, Inc., Class A 1,650	34
ABM Industries, Inc. 2,400	37

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Actuate Corp. 2,300	8
•Administaff, Inc. 2,800	32
•Advent Software, Inc. 1,600	29
•The Advisory Board Co. 1,000	36
Advo, Inc. 2,700	121
•Aether Systems, Inc. 1,100	5
•Affiliated Computer Services, Inc., Class A 9,500	465
•Affymetrix, Inc. 2,300	59
•Agile Software Corp. 1,900	21
•Akamai Technologies, Inc. 4,038	32
•The Allied Defense Group, Inc. 500	10
•Allied Waste Industries, Inc. 14,300	161
Ambassadors International, Inc. 1,700	22
•America Online Latin America, Inc., Class A 2,500	6
•American Locker Group, Inc. 500	6
•American Management Systems, Inc. 4,200	62
•American Superconductor Corp. 700	7
•AMN Healthcare Services, Inc. 1,610	24
•Analysts International Corp. 2,400	7
Angelica Corp. 1,000	21
•Ansoft Corp. 2,300	27
•answerthink, Inc. 1,700	9
•Ansys, Inc. 1,700	61
•Anteon International Corp. 2,000	68
•Apollo Group, Inc., Class A 12,050	766
•Applied Molecular Evolution, Inc. 2,100	26
•Aramark Corp., Class B 6,800	182
•Arena Pharmaceuticals, Inc. 800	6
•Ariba, Inc. 9,200	30
•Art Technology Group, Inc. 2,200	4
•Artistdirect, Inc. 1,000	—
•Ask Jeeves, Inc. 1,900	36
•Aspen Technology, Inc. 1,000	8
•At Road, Inc. 4,400	57
•Atari, Inc. 1,600	6
Automatic Data Processing, Inc. 42,600	1,608
•Barra, Inc. 3,250	124
•BearingPoint, Inc. 7,100	67
•BindView Development Corp. 1,700	4
•The BISYS Group, Inc. 6,000	86

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Blue Coat Systems, Inc. 340	6
•Blue Martini Software, Inc. 285	1
•Bottomline Technologies, Inc. 500	4
Bowne & Co., Inc. 1,700	26
•Braun Consulting, Inc. 1,300	3
•Bright Horizons Family Solutions, Inc. 1,300	56
The Brink's Co. 5,600	112
•BroadVision, Inc. 1,090	5
•Brocade Communications Systems, Inc. 9,500	62
•BSQUARE Corp. 1,600	3
•CACI International, Inc., Class A 4,100	203
•Career Education Corp. 8,614	461
•Carreker Corp. 1,200	12
•Casella Waste Systems, Inc., Class A 2,500	31
•Catalina Marketing Corp. 2,900	51
•Catapult Communications Corp. 1,600	22
CDI Corp. 1,200	39
CDW Corp. 6,800	408
•Cell Genesys, Inc. 1,500	19
•Cendant Corp. 74,220	1,516
•Centra Software, Inc. 2,400	7
•Ceridian Corp. 19,500	410
•Cerner Corp. 1,700	72
Certegy, Inc. 4,150	140
•Charles River Associates, Inc. 2,500	77
•Checkfree Corp. 5,400	149
•Chindex International, Inc. 1,100	25
•ChoicePoint, Inc. 3,400	119
•Chordiant Software, Inc. 1,100	5
•Ciber, Inc. 1,900	18
Cintas Corp. 12,850	548
•Citrix Systems, Inc. 20,000	506
•Clarent Corp. 1,545	—
•Clarus Corp. 1,200	9
•Click Commerce, Inc. 320	2
•Closure Medical Corp. 3,400	105
•Cognizant Technology Solutions Corp. 5,300	241
•Com21, Inc. 1,400	—
•Comarco, Inc. 500	4

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
•Commerce One, Inc. 730	1	•Dyax Corp. 2,000	10
Computer Associates International, Inc. 42,226	993	•E.piphany, Inc. 2,100	15
•Computer Sciences Corp. 13,238	524	•Earthlink, Inc. 7,350	67
•Concord Communications, Inc. 1,600	29	•eBay, Inc. 45,424	2,541
•Concord EFS, Inc. 34,300	367	•Echelon Corp. 1,200	16
•Connetics Corp. 3,400	61	•Eclipsys Corp. 1,800	21
•Convergys Corp. 10,500	169	•Edgewater Technology, Inc. 767	4
•Copart, Inc. 6,550	82	•Edison Schools, Inc. 1,900	3
•Corillian Corp. 2,000	13	•Education Management Corp. 1,700	107
•Corinthian Colleges, Inc. 4,600	285	•eFunds Corp. 2,502	40
•Corio, Inc. 1,400	4	Electronic Data Systems Corp. 34,100	731
•Cornell Cos., Inc. 2,100	30	•eLoyalty Corp. 190	1
•Corporate Executive Board Co. 2,700	138	•Embarcadero Technologies, Inc. 2,900	37
•Correctional Services Corp. 2,000	5	•Encysive Pharmaceuticals, Inc. 2,600	16
•CoStar Group, Inc. 800	30	•Engage, Inc. 4,900	—
Courier Corp. 2,800	153	Ennis Business Forms, Inc. 4,500	65
•Covansys Corp. 2,500	24	•Entrust, Inc. 2,800	13
•Credit Acceptance Corp. 2,400	28	•EPIQ Systems, Inc. 1,550	26
•Cross Country Healthcare, Inc. 1,600	22	•ePresence, Inc. 2,700	11
•Cross Media Marketing Corp. 1,391	—	Equifax, Inc. 9,300	227
•CSG Systems International, Inc. 2,900	33	•EXE Technologies, Inc. 371	3
•CuraGen Corp. 2,100	13	•Exelixis, Inc. 1,800	13
•CycleLogic, Inc. 2	—	•Exponent, Inc. 3,000	63
•Cysive, Inc. 1,000	3	•Exult, Inc. 4,100	33
•D&B Corp. 16,000	745	•Ezenia!, Inc. 1,000	—
•Daleen Technologies, Inc. 800	—	•F5 Networks, Inc. 3,300	83
•Datastream Systems, Inc. 1,300	10	Factset Research Systems, Inc. 2,500	109
Deluxe Corp. 3,800	153	•Falcon Products, Inc. 1,500	9
•Dendrite International, Inc. 1,100	17	•FalconStor Software, Inc. 1,200	9
•DeVry, Inc. 4,800	116	•Fargo Electronics, Inc. 2,000	28
•Digex, Inc. 1,800	2	•FileNet Corp. 3,800	102
•Digimarc Corp. 1,000	17	•First Consulting Group, Inc. 1,800	10
•Digital Insight Corp. 2,300	48	First Data Corp. 53,500	1,910
•Digital River, Inc. 2,100	57	•Firstwave Technologies, Inc. 1,000	6
•Digitalthink, Inc. 1,300	3	•Fiserv, Inc. 12,800	452
•Digitas, Inc. 1,500	13	•Five Star Quality Care, Inc. 135	—
•Diversa Corp. 1,100	9	•Forrester Research, Inc. 1,600	27
•Divine, Inc., Class A 161	—	•Freemarkets, Inc. 3,300	21
•Docent, Inc. 633	3	Friedman Billings Ramsey Group, Inc., Class A 8,180	163
•Documentum, Inc. 4,300	128	•FTI Consulting, Inc. 2,700	54
•DoubleClick, Inc. 8,237	69	G&K Services, Inc., Class A 1,200	40
•DST Systems, Inc. 8,100	306	•Gartner, Inc., Class B 8,051	98

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Genaissance Pharmaceuticals, Inc. 1,800	5
• Genencor International, Inc. 14,000	214
• Genesis Health Ventures, Inc. 12,500	336
• GenesisIntermedia, Inc. 1,200	—
• Gentiva Health Services, Inc. 750	9
• Genuity, Inc., Class A 280	—
• Geoworks Corp. 800	—
• Global Imaging Systems, Inc. 2,100	61
Global Payments, Inc. 8,520	355
• GP Strategies Corp. 1,500	11
Grey Global Group, Inc. 200	134
GTECH Holdings Corp. 4,700	210
H&R Block, Inc. 21,300	1,003
• HA-LO Industries, Inc. 2,100	—
• Hall, Kinion & Associates, Inc. 900	4
• Heidrick & Struggles International, Inc. 3,100	61
• Hewitt Associates, Inc., Class A 7,000	180
• Hudson Highland Group, Inc. 360	8
• Hyperion Solutions Corp. 2,850	95
• I-Many, Inc. 1,300	1
• iBEAM Broadcasting Corp. 290	—
• ICOS Corp. 2,700	126
• ICT Group, Inc. 500	7
• Identix, Inc. 1,600	9
• IDT Corp. 1,700	32
• IDX Systems Corp. 1,500	39
• iGate Corp. 1,300	7
IMS Health, Inc. 16,300	384
• InFocus Corp. 1,600	11
• Infonet Services Corp., Class B 11,200	27
• Informatica Corp. 6,700	73
• Information Resources, Inc. 2,500	12
• Inforte Corp. 3,700	35
• Infospace, Inc. 3,872	101
• infoUSA, Inc. 2,300	19
• Innodata Corp. 2,400	7
• Interactive Intelligence, Inc. 1,000	3
• Intercept, Inc. 1,500	15
• Internap Network Services Corp. 4,600	5
• Internet Security Systems 4,600	75
• Interpublic Group of Cos., Inc. 16,644	248
• Interwoven, Inc. 3,700	14

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Intrado, Inc. 1,100	20
• Intuit, Inc. 14,215	710
• Invitrogen Corp. 3,629	231
• Iron Mountain, Inc. 6,525	250
• The IT Group, Inc. 1,900	—
• ITT Educational Services, Inc. 6,000	299
Jack Henry & Associates, Inc. 6,300	126
Jacobs Engineering Group, Inc. 3,800	176
• JDA Software Group, Inc. 2,000	43
John H. Harland Co. 3,500	95
• Kana Software, Inc. 528	2
• Keane, Inc. 3,960	52
• Keith Cos., Inc. 3,000	37
Kelly Services, Inc., Class A 3,200	78
• Kinder Morgan Management LLC 3,102	118
• Korn/Ferry International 1,100	10
• Kroll, Inc. 1,900	44
• Kronos, Inc. 1,250	75
• Lamar Advertising Co. 3,200	97
• Learning Tree International, Inc. 1,400	25
• Liberate Technologies 5,900	20
• Lightbridge, Inc. 2,200	21
• LookSmart Ltd. 2,400	4
• Luminex Corp. 800	7
• Macrovision Corp. 3,100	68
• Magma Design Automation, Inc. 1,700	41
• Management Network Group, Inc. 2,400	7
• Manhattan Associates, Inc. 1,300	36
Manpower, Inc. 5,200	241
• Manugistics Group, Inc. 2,300	17
• MAPICS, Inc. 1,000	11
• Mapinfo Corp. 525	5
• Marimba, Inc. 2,000	10
• Matria Healthcare, Inc. 1,200	20
• Matrixone, Inc. 1,700	9
• MAXIMUS, Inc. 1,700	59
• Maxygen, Inc. 1,500	14
• MCSi, Inc. 1,248	—
• Mechanical Technology, Inc. 1,800	12
• Media Arts Group, Inc. 2,000	5
• Medical Staffing Network Holdings, Inc. 1,300	10
• MemberWorks, Inc. 4,500	130

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Mentor Graphics Corp. 5,700	95
• Mercury Interactive Corp. 3,300	153
• Meta Group, Inc. 1,100	7
• MetaSolv, Inc. 2,800	6
• Metricom, Inc. 1,400	—
• Metro One Telecommunications 4,400	12
• Michael Baker Corp. 500	5
• MicroStrategy, Inc., Class A 856	47
• Microvision, Inc. 900	6
• Millenium Cell, Inc. 2,200	7
• Mindspeed Technologies, Inc. 3,598	18
• Moldflow Corp. 300	3
• Monster Worldwide, Inc. 4,800	122
• MPS Group, Inc. 8,100	77
• MRO Software, Inc. 3,900	49
• Multi-Color Corp. 500	12
• Napro Biotheraputics, Inc. 1,200	2
• Nassda Corp. 500	4
National Instruments Corp. 2,050	87
• National Processing, Inc. 3,200	71
Nautilus Group, Inc. 1,625	25
• Navigant Consulting, Inc. 2,500	41
• NCO Group, Inc. 1,761	42
NDCHealth Corp. 1,900	50
• Neoforma, Inc. 1,500	24
• Neon Systems, Inc. 2,400	12
• NeoRx Corp. 400	2
• Netcentives, Inc. 2,000	—
• Netegrity, Inc. 1,500	18
• NetIQ Corp. 7,704	94
• Netratings, Inc. 3,000	31
• Netscout Systems, Inc. 1,800	10
• NetScreen Technologies, Inc. 1,400	37
• Netsolve, Inc. 1,600	13
• Network Associates, Inc. 11,945	166
• Network Commerce, Inc. 140	—
New England Business Service, Inc. 2,300	67
Newcastle Investment Corp. 2,200	51
• NMS Communications Corp. 1,500	6
• Nuance Communications, Inc. 1,000	7
• NYFIX, Inc. 750	6
Omnicom Group, Inc. 14,300	1,141

Security and Number of Shares	Mkt. Value ($ x 1,000)
• On Assignment, Inc. 1,700	9
• OneSource Information Services, Inc. 3,800	38
• Onyx Software Corp. 350	2
• Openwave Systems, Inc. 2,771	36
• Opnet Technologies, Inc. 1,100	15
• Opsware, Inc. 800	7
• Option Care, Inc. 1,500	15
• Orbital Sciences Corp. 2,600	24
• Orchid BioSciences, Inc. 1,400	2
• Pac-West Telecomm, Inc. 1,900	5
• Packeteer, Inc. 1,100	19
• Paradigm Genetics, Inc. 400	—
• Parametric Technology Corp. 9,700	30
• Paxar Corp. 2,300	28
Paychex, Inc. 27,400	1,066
• PC-Tel, Inc. 1,400	14
• PDI, Inc. 400	9
• Pec Solutions, Inc. 1,000	15
• Pegasus Solutions, Inc. 3,900	43
• PeopleSoft, Inc. 18,593	386
• Per-Se Technologies, Inc. 10,000	136
• Peregrine Systems, Inc. 7,015	3
• Perot Systems Corp., Class A 4,600	49
• Phoenix Technologies Ltd. 1,300	9
• Pixar, Inc. 2,600	179
• PLATO Learning, Inc. 1,433	15
• Polycom, Inc. 6,700	134
• Pomeroy IT Solutions, Inc. 2,100	30
• Portal Software, Inc. 1,220	20
• Pre-Paid Legal Services, Inc. 1,100	30
• PRG-Schultz International, Inc. 2,500	12
• Priceline.com, Inc. 1,483	42
• Progress Software Corp. 4,200	93
• ProQuest Co. 1,700	50
• ProsoftTraining 900	—
• Pumatech, Inc. 1,500	10
• QRS Corp. 1,450	15
• Quality Systems, Inc. 900	43
• Quest Software, Inc. 5,000	75
• Quintus Corp. 1,500	—
Quixote Corp. 1,300	31
• Quovadx, Inc. 2,600	14

Security and Number of Shares	Mkt. Value ($ x 1,000)
•R.H. Donnelley Corp. 2,000	86
•Radiant Systems, Inc. 1,300	9
•RealNetworks, Inc. 6,000	40
•Red Hat, Inc. 7,100	107
•Redback Networks, Inc. 5,600	2
•Register.com 1,296	6
•RemedyTemp, Inc., Class A 1,200	14
•Renaissance Learning, Inc. 2,100	53
Republic Services, Inc. 17,700	412
•Resources Connection, Inc. 600	15
•Retek, Inc. 3,843	39
The Reynolds & Reynolds Co., Class A 5,000	136
•Right Management Consultants, Inc. 4,625	83
•Robert Half International, Inc. 7,500	177
•Ross Systems, Inc. 1,000	19
Roto-Rooter, Inc. 1,200	42
RPC, Inc. 900	9
•RSA Security, Inc. 5,000	65
•Rural Cellular Corp., Class A 1,200	12
•Saba Software, Inc. 500	2
•SafeNet, Inc. 900	30
•Sagent Technology, Inc. 1,500	—
•Sanchez Computer Associates, Inc. 1,800	7
•Sapient Corp. 3,600	20
•Seachange International, Inc. 850	13
•Secure Computing Corp. 3,200	46
•Seebeyond Technology Corp. 3,100	11
•Selectica, Inc. 1,900	8
•Sequenom, Inc. 1,600	5
•Serena Software, Inc. 2,100	36
The ServiceMaster Co. 20,400	234
•SFBC International, Inc. 1,000	29
•Sirius Satellite Radio, Inc. 1,200	3
•Sitel Corp. 2,800	5
◆•Skillsoft PLC 4,971	40
•Sonic Foundry, Inc. 600	1
•SONICblue, Inc. 2,600	—
•SonicWALL, Inc. 4,900	40
•SourceCorp 1,100	26
Spartech Corp. 1,700	39
•Spherion Corp. 1,830	16

Security and Number of Shares	Mkt. Value ($ x 1,000)
•SportsLine.com, Inc. 2,300	3
•SPSS, Inc. 700	13
SS&C Technologies, Inc. 7,400	163
The Standard Register Co. 4,100	72
Startek, Inc. 1,400	46
•Stericycle, Inc. 2,200	102
•Stratasys, Inc. 900	43
Strayer Education, Inc. 700	69
•Sungard Data Systems, Inc. 20,900	586
•SupportSoft, Inc. 2,300	28
•Sycamore Networks, Inc. 18,200	91
•Sylvan Learning Systems, Inc. 2,200	62
•Symantec Corp. 14,200	946
•Symyx Technologies, Inc. 1,300	27
•Synopsys, Inc. 10,684	339
•Synplicity, Inc. 1,200	8
Syntel, Inc. 2,500	62
•Systems & Computer Technology Corp. 3,400	50
Talx Corp. 1,700	37
•Telecommunication Systems, Inc., Class A 1,300	7
•TeleTech Holdings, Inc. 5,000	33
•Tetra Tech, Inc. 12,031	270
•Tetra Technologies, Inc. 1,200	27
•TIBCO Software, Inc. 8,500	55
•Tier Technologies, Inc., Class B 500	5
•Transaction Systems Architects, Inc., Class A 5,200	104
•TransAxis, Inc. 17	—
•TRC Cos., Inc. 1,350	24
•Trizetto Group, Inc. 3,400	23
•Tularik, Inc. 2,100	26
•Tumbleweed Communications Corp. 2,000	13
•Unify Corp. 1,200	1
•United Online, Inc. 4,100	118
•Universal Access Global Holdings, Inc. 145	1
•Universal Electronics, Inc. 2,200	29
•UNOVA, Inc. 3,100	67
•URS Corp. 1,700	37
•Usinternetworking, Inc. 1,100	—
•VA Software Corp. 1,427	7

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Vastera, Inc. 2,000	7
• Ventiv Health, Inc. 2,233	19
• VeriSign, Inc. 18,375	292
• Verisity Ltd. 1,000	12
• Veritas Software Corp. 30,024	1,085
• Verity, Inc. 1,600	22
• Verso Technologies, Inc. 1,363	5
• Vertel Corp. 900	—
Viad Corp. 14,500	362
• The viaLink Co. 700	—
• Viewlocity, Inc. 60	—
• Viewpoint Corp. 2,000	2
• Vignette Corp. 8,948	22
• Vixel Corp. 600	6
• Volt Information Sciences, Inc. 2,100	37
• Wackenhut Corrections Corp. 3,800	79
• Waste Connections, Inc. 1,000	35
• Waste Industries USA, Inc. 1,500	14
Waste Management, Inc. 42,100	1,091
• WatchGuard Technologies, Inc. 1,800	10
• Watson Wyatt & Co. Holdings 4,600	111
• Wave Systems Corp., Class A 1,800	5
• WebEx Communications, Inc. 2,500	55
• WebMD Corp. 19,426	151
• webMethods, Inc. 1,921	17
• Websense, Inc. 2,500	59
• Weight Watchers International, Inc. 6,200	229
• Westaff, Inc. 2,000	5
• Wind River Systems, Inc. 3,160	21
• Wireless Facilities, Inc. 1,800	31
• Witness Systems, Inc. 2,100	16
• WorldGate Communications, Inc. 2,000	2
• Wynn Resorts Ltd. 4,000	81
• Xybernaut Corp. 1,400	3
• Yahoo!, Inc. 44,472	1,943
• Zamba Corp. 2,000	1
• Zap.com Corp. 32	—
• Zix Corp. 900	8
	45,687

Chemicals 1.4%

Security and Number of Shares	Mkt. Value ($ x 1,000)
A. Schulman, Inc. 2,300	44
Aceto Corp. 5,250	82
• AEP Industries, Inc. 400	3
Air Products & Chemicals, Inc. 15,200	690
Airgas, Inc. 5,000	96
Albemarle Corp. 2,000	54
Arch Chemicals, Inc. 2,700	60
• Bio-Rad Laboratories, Inc., Class A 1,000	52
Brady Corp., Class A 700	25
Cabot Corp. 2,700	75
Calgon Carbon Corp. 2,300	15
• Celgene Corp. 3,000	125
Crompton Corp. 4,424	24
• Cytec Industries, Inc. 7,400	258
Dow Chemical Co. 65,266	2,460
E.I. du Pont de Nemours & Co. 72,695	2,937
Eastman Chemical Co. 3,100	101
Ecolab, Inc. 19,000	511
• Entegris, Inc. 3,000	39
• Ethyl Corp. 2,000	32
Ferro Corp. 4,200	86
• Foamex International, Inc. 2,600	12
Georgia Gulf Corp. 3,300	89
Great Lakes Chemical Corp. 3,600	77
H.B. Fuller Co. 2,000	50
Hawkins, Inc. 1,900	24
• Hercules, Inc. 8,500	89
IMC Global, Inc. 3,500	24
Lubrizol Corp. 3,400	103
Lyondell Chemical Co. 4,600	66
MacDermid, Inc. 3,800	114
• Matrixx Initiatives, Inc. 1,700	24
Millennium Chemicals, Inc. 2,400	24
Monsanto Co. 18,645	467
Oil-Dri Corp. of America 400	6
Olin Corp. 1,820	32
• OM Group, Inc. 900	16
• Omnova Solutions, Inc. 1,000	3
• Oxigene, Inc. 900	9
Penford Corp. 1,700	24
• PolyOne Corp. 3,200	15
PPG Industries, Inc. 11,600	669
Praxair, Inc. 11,600	807

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Rogers Corp. 300	12
Rohm & Haas Co. 26,753	1,051
Rollins, Inc. 1,950	40
RPM International, Inc. 7,100	103
Sigma-Aldrich Corp. 6,300	330
Solutia, Inc. 4,100	11
Stepan Co. 1,200	30
Tredegar Corp. 2,600	40
• Trex Co., Inc. 500	18
• Twinlab Corp. 900	—
• Uniroyal Technology Corp. 1,100	—
Valspar Corp. 4,200	200
WD-40 Co. 1,600	52
Wellman, Inc. 5,400	45
• Zoltek Cos., Inc. 1,500	7
	12,452

Construction 0.8%

Security and Number of Shares	Mkt. Value ($ x 1,000)
American Woodmark Corp. 500	24
Ameron International Corp. 3,400	112
Apogee Enterprises, Inc. 2,000	21
• Armstrong Holdings, Inc. 1,600	2
• Beazer Homes USA, Inc. 851	85
Brookfield Homes Corp. 3,500	76
Building Material Holding Corp. 4,000	56
• Cavco Industries, Inc. 205	5
Centex Construction Products, Inc. 3,200	172
Centex Corp. 4,100	400
Craftmade International, Inc. 2,800	67
D.R. Horton, Inc. 12,302	490
• Dominion Homes, Inc. 500	14
• Dycom Industries, Inc. 2,399	52
ElkCorp 950	24
• EMCOR Group, Inc. 900	34
Florida Rock Industries, Inc. 1,550	89
Fluor Corp. 5,600	208
• Global Power Equipment Group, Inc. 1,000	6
Granite Construction, Inc. 1,850	37
• Hovnanian Enterprises, Inc., Class A 3,100	252
• Huttig Building Products, Inc. 811	2
• Insituform Technologies, Inc., Class A 1,300	19

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Integrated Electrical Services, Inc. 1,800	13
KB Home 3,900	267
Lafarge North America, Inc. 6,200	224
Lennar Corp., Class A 4,745	436
Lennar Corp., Class B 474	41
M/I Schottenstein Homes, Inc. 1,800	75
Martin Marietta Materials, Inc. 4,200	172
Masco Corp. 33,300	916
• Mastec, Inc. 5,350	69
MDC Holdings, Inc. 1,331	90
• NCI Building Systems, Inc. 2,900	63
• NVR, Inc. 500	245
• Palm Harbor Homes, Inc. 2,700	50
• Performance Technologies, Inc. 1,600	17
Pulte Homes, Inc. 4,436	384
• Quanta Services, Inc. 2,400	20
The Ryland Group, Inc. 3,400	302
• SBA Communications Corp. 1,300	5
The Sherwin-Williams Co. 10,500	352
• Simpson Manufacturing Co., Inc. 1,600	72
• Socket Communications, Inc. 800	2
Standard-Pacific Corp. 2,400	115
The Stanley Works 6,600	220
• Stone & Webster, Inc. 700	—
• Surebeam Corp., Class A 2,711	1
Texas Industries, Inc. 1,000	27
• Toll Brothers, Inc. 5,600	206
United Mobile Homes, Inc. 1,600	26
• USG Corp. 3,900	65
Vulcan Materials Co. 6,900	306
Walter Industries, Inc. 1,900	23
• WCI Communities, Inc. 1,300	28
• WESCO International, Inc. 2,300	16
• West Corp. 4,500	109
• Westell Technologies, Inc., Class A 2,560	21
• Yankee Candle Co., Inc. 3,700	103
	7,328

Consumer Durables 0.4%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Applica, Inc. 3,100	23
Black & Decker Corp. 7,100	339

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Champion Enterprises, Inc. 2,200	16
• Chromcraft Revington, Inc. 1,300	16
Compx International, Inc. 800	5
Ethan Allen Interiors, Inc. 1,700	63
Flexsteel Industries, Inc. 600	12
Furniture Brands International, Inc. 2,200	53
• Gemstar -TV Guide International, Inc. 18,160	85
• Genlyte Group, Inc. 1,600	75
• Griffon Corp. 2,200	43
Haverty Furniture Cos., Inc. 1,700	35
• Helen of Troy Ltd. 2,000	45
Hillenbrand Industries, Inc. 3,300	196
• Interface, Inc., Class A 3,300	18
Isco, Inc. 200	2
Kimball International, Inc., Class B 3,600	56
La-Z-Boy, Inc. 5,800	117
Leggett & Platt, Inc. 13,700	286
Maytag Corp. 4,600	117
• MITY Enterprises, Inc. 600	9
• Mohawk Industries, Inc. 4,819	357
National Presto Industries, Inc. 400	14
Newell Rubbermaid, Inc. 18,900	431
• Recoton Corp. 500	–
• Restoration Hardware, Inc. 1,700	14
• Salton, Inc. 1,100	12
Skyline Corp. 100	3
• SLI, Inc. 1,600	–
Stanley Furniture Co., Inc. 2,600	80
Sturm Ruger & Co., Inc. 1,100	12
Thomas Industries, Inc. 700	21
Toro Co. 800	40
• United Rentals, Inc. 5,900	103
Virco Manufacturing Corp. 1,170	7
• Water Pik Technologies, Inc. 195	2
Whirlpool Corp. 7,500	529
	3,236

Containers 0.2%

Ball Corp. 2,800	157
Bemis Co. 3,200	148
• Crown Holdings, Inc. 3,600	28

Security and Number of Shares	Mkt. Value ($ x 1,000)
Greif, Inc., Class A 3,700	120
• Mobile Mini, Inc. 600	13
• Mod-Pac Corp. 500	4
• Mod-Pac Corp., Class B 125	1
• Owens-Illinois, Inc. 16,200	199
• Packaging Dynamics Corp. 260	3
• Pactiv Corp. 12,400	273
• Sealed Air Corp. 8,500	453
• Silgan Holdings, Inc. 2,900	93
Sonoco Products Co. 4,100	87
	1,579

Electronics 6.3%

• ACT Manufacturing, Inc. 900	–
• ACT Teleconferencing, Inc. 1,100	1
• Actel Corp. 1,100	30
Acuity Brands, Inc. 17,200	370
• Acxiom Corp. 25,700	409
• Adaptive Broadband Corp. 1,000	–
• ADC Telecommunications, Inc. 28,220	72
• ADE Corp. 600	15
• Adelphia Business Solutions, Inc. 4,638	–
• Adelphia Communications, Class A 6,301	2
• Advanced Fibre Communications, Inc. 3,500	84
• Advanced Micro Devices, Inc. 14,500	220
• Advanced Power Technology, Inc. 1,500	11
• Agere Systems, Inc., Class A 50,116	174
• Agilent Technologies, Inc. 34,317	855
Agilysys, Inc. 1,600	16
• Airnet Communications Corp. 1,300	1
• Alliance Fiber Optic Products, Inc. 2,100	5
• Alliance Semiconductor Corp. 1,200	9
• Alliant Techsystems, Inc. 2,437	126
• Altera Corp. 27,900	564
• American Physicians Capital, Inc. 2,500	66
American Power Conversion Corp. 14,100	285
• American Science & Engineering, Inc. 500	7
• American Technical Ceramics Corp. 500	4
• AMIS Holdings, Inc. 2,500	50
• Amkor Technology, Inc. 11,900	224

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Amphenol Corp., Class A 2,900	170
• Anadigics, Inc. 1,150	6
• Analog Devices, Inc. 25,200	1,117
• Anaren, Inc. 800	11
• Andrew Corp. 10,925	143
• Anixter International, Inc. 3,300	79
• Applied Materials, Inc. 119,998	2,804
• Applied Micro Circuits Corp. 12,238	71
• Arris Group, Inc. 2,600	16
• Arrow Electronics, Inc. 12,000	256
• Artisan Components, Inc. 1,100	23
• Aspect Communications Corp. 4,200	57
• Astronics Corp. 1,000	6
• Astronics Corp., Class B 250	1
• Asyst Technologies, Inc. 1,700	32
• Atmel Corp. 17,900	101
• ATMI, Inc. 1,400	32
• Audiovox Corp., Class A 1,600	19
• Avanex Corp. 2,100	11
• Avid Technology, Inc. 1,100	57
• Avnet, Inc. 8,288	161
AVX Corp. 7,500	110
• Aware, Inc. 1,100	4
• Axcelis Technologies, Inc. 7,044	75
• AXT, Inc. 800	2
Badger Meter, Inc. 1,000	36
BEI Technologies, Inc. 1,200	22
Bel Fuse, Inc., Class A 1,200	31
Belden, Inc. 800	15
• Bell Microproducts, Inc. 1,000	8
• Benchmark Electronics, Inc. 6,700	326
Boston Acoustics, Inc. 1,300	15
• Broadcom Corp., Class A 12,700	406
• Brooks Automation, Inc. 1,364	34
• Bruker BioSciences Corp. 2,100	11
C&D Technologies, Inc. 2,000	40
• C-COR.net Corp. 1,600	16
• Cable Design Technologies Corp. 1,700	16
• Cabot Microelectronics Corp. 660	38
• Cadence Design Systems, Inc. 11,600	179
• California Amplifier, Inc. 1,000	10
• Caliper Technologies Corp. 700	4

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Captaris, Inc. 2,200	13
• CCC Information Services Group, Inc. 13,100	220
• Celera Genomics Group - Applera Corp. 5,600	75
Chase Corp. 100	1
• Checkpoint Systems, Inc. 4,600	87
• ChipPAC, Inc., Class A 6,600	55
• Chronimed, Inc. 600	5
• CIENA Corp. 17,294	111
• Cirrus Logic, Inc. 3,800	31
• ClearOne Communications, Inc. 1,000	2
• CMGI, Inc. 14,086	27
• Coherent, Inc. 1,800	41
Cohu, Inc. 1,100	22
• CommScope, Inc. 4,900	76
• Computer Network Technology Corp. 1,100	11
• Comtech Telecommunications 1,450	43
• Conexant Systems, Inc. 10,796	63
• Corvis Corp. 13,000	19
• Cox Radio, Inc., Class A 4,600	102
• Credence Systems Corp. 1,700	28
• Cree, Inc. 2,900	52
CTS Corp. 800	9
Cubic Corp. 1,200	34
• Cyberonics 3,700	101
• Cymer, Inc. 1,700	78
• Cypress Semiconductor Corp. 8,500	182
• Daktronics, Inc. 5,600	87
• DDI Corp. 1,600	—
• Diodes, Inc. 1,900	45
• Dionex Corp. 1,200	51
• DSP Group, Inc. 3,300	79
• Ducommun, Inc. 4,300	80
• Dupont Photomasks, Inc. 1,900	44
• Dynamics Research Corp. 1,200	20
• Electro Rent Corp. 2,600	38
• Electro Scientific Industries, Inc. 1,300	32
• Electroglas, Inc. 900	3
• Electronics for Imaging 3,400	92
• Emcore Corp. 1,500	7
• EMS Technologies, Inc. 1,000	18

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Emulex Corp. 5,900	167
• Energizer Holdings, Inc. 6,333	233
• Energy Conversion Devices, Inc. 600	7
• Entrada Networks, Inc. 75	—
• ESS Technology, Inc. 3,100	43
• Exar Corp. 1,800	29
• Excel Technology, Inc. 600	17
• Fairchild Semiconductor International, Inc., Class A 4,100	93
• FEI Co. 1,500	36
• First Virtual Communications, Inc. 240	—
• Flir Systems, Inc. 2,400	75
• FormFactor, Inc. 2,500	62
Frequency Electronics, Inc. 500	5
• FSI International, Inc. 1,300	8
• FuelCell Energy, Inc. 1,200	18
• General Cable Corp. 2,200	21
• Genus, Inc. 500	3
• Gerber Scientific, Inc. 1,900	15
• Getty Images, Inc. 4,600	206
• Glenayre Technologies, Inc. 2,300	7
• GlobespanVirata, Inc. 8,556	53
• GTC Biotherapeutics, Inc. 1,800	6
Harman International Industries, Inc. 3,400	436
• Harmonic, Inc. 6,342	49
Harris Corp. 4,000	149
• Harvard Bioscience, Inc. 500	4
• Hearst-Argyle Television, Inc. 3,700	90
• Herley Industries, Inc. 500	9
• HI/FN, Inc. 800	8
• Hollywood Entertainment Corp. 4,300	65
• Hutchinson Technology, Inc. 17,100	573
• Illumina, Inc. 1,500	9
• Integrated Circuit Systems, Inc. 5,400	181
• Integrated Silicon Solutions, Inc. 900	13
❼ Intel Corp. 472,532	15,617
• Intelli-Check, Inc. 500	4
• Interactive Data Corp. 20,700	356
• Intermagnetics General Corp. 1,371	32
• International Rectifier Corp. 4,100	196

Security and Number of Shares	Mkt. Value ($ x 1,000)
Intersil Corp., Class A 9,864	254
• Itron, Inc. 1,500	31
ITT Industries, Inc. 6,200	422
• Ixia 5,200	62
• IXYS Corp. 900	9
• Jabil Circuit, Inc. 13,400	373
• JDS Uniphase Corp. 54,424	193
Keithley Instruments, Inc. 700	11
• Kemet Corp. 3,700	49
• KLA-Tencor Corp. 12,500	717
• Kopin Corp. 2,500	18
• Kulicke & Soffa Industries, Inc. 1,900	28
• Lam Research Corp. 9,100	262
• Lattice Semiconductor Corp. 4,600	36
• LeCroy Corp. 900	15
• Lightpath Technologies, Inc., Class A 75	—
Linear Technology Corp. 25,000	1,065
• Littelfuse, Inc. 4,500	120
• Logicvision, Inc. 1,000	4
• Loral Space & Communications 1,390	—
• LSI Logic Corp. 27,464	254
• Lucent Technologies, Inc. 286,923	918
• Macromedia, Inc. 4,500	86
• Manufacturers Services Ltd. 2,500	15
• Mattson Technology, Inc. 4,100	58
Maxim Integrated Products, Inc. 22,453	1,116
• Maxwell Technologies, Inc. 1,000	8
• Measurement Specialties, Inc. 700	9
• MEMC Electronic Materials, Inc. 11,800	132
• Mercury Computer Systems, Inc. 3,600	77
• Mestek, Inc. 700	13
• Metawave Communications Corp. 1,900	—
Methode Electronics, Class A 3,600	43
• Micron Technology, Inc. 25,500	366
• Microsemi Corp. 3,500	72
• Microtune, Inc. 2,200	5
• MKS Instruments, Inc. 1,700	44
Mocon, Inc. 600	5
Molex, Inc. 16,125	506
• Monolithic System Technology, Inc. 1,200	10
Motorola, Inc. 169,155	2,289

Security and Number of Shares	Mkt. Value ($ x 1,000)
•MRV Communications, Inc. 4,307	13
MTS Systems Corp. 4,500	79
•Mykrolis Corp. 3,021	45
•Nanogen, Inc. 1,500	5
•Nanometrics, Inc. 300	4
•National Semiconductor Corp. 12,100	492
•Netopia, Inc. 2,100	21
•New Focus, Inc. 2,800	15
•Newport Corp. 4,200	66
•Novellus Systems, Inc. 6,671	275
•Novoste Corp. 1,600	8
•Nvidia Corp. 7,000	124
•Omnivision Technologies, Inc. 1,400	80
•Oplink Communications, Inc. 4,600	11
•Optical Communication Products, Inc. 500	1
•OSI Systems, Inc. 1,200	22
•P-Com Inc. 520	—
Park Electrochemical Corp. 1,100	27
•Parkervision, Inc. 400	4
•ParthusCeva, Inc. 433	3
•Paxson Communications Corp. 1,900	10
•Pemstar, Inc. 1,600	6
•Pericom Semiconductor Corp. 1,400	16
PerkinElmer, Inc. 8,977	162
•Photon Dynamics, Inc. 900	34
•Pinnacle Systems, Inc. 1,800	13
•Pixelworks, Inc. 1,600	19
•Planar Systems, Inc. 3,700	86
•Plantronics, Inc. 4,000	111
•Plexus Corp. 1,700	29
•PLX Technology, Inc. 1,300	11
•Powell Industries, Inc. 1,000	19
•Power Integrations, Inc. 1,400	49
•Power-One, Inc. 6,000	54
•Powerwave Technologies, Inc. 3,200	21
•Proxim Corp., Class A 5,412	8
•QLogic Corp. 7,022	394
Qualcomm, Inc. 56,300	2,674
•Quantum Corp. 5,500	17
•QuickLogic Corp. 900	5
•Radisys Corp. 3,700	72

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Rambus, Inc. 5,700	141
Raven Industries, Inc. 1,400	37
•Rayovac Corp. 2,800	46
•Remec, Inc. 2,500	28
•Rex Stores Corp. 1,875	30
•RF Micro Devices, Inc. 7,200	84
Richardson Electronics Ltd. 1,300	13
•Robotic Vision Systems, Inc. 1,000	1
•Rofin-Sinar Technologies, Inc. 1,900	45
•Rudolph Technologies, Inc. 500	13
•Sanmina-SCI Corp. 35,816	378
•SBS Technologies, Inc. 1,700	23
•ScanSoft, Inc. 1,204	7
Scientific-Atlanta, Inc. 11,900	352
•SCM Microsystems, Inc. 1,200	10
•Seagate Technology 6,000	138
•Semitool, Inc. 1,800	16
•Semtech Corp. 3,200	71
•Silicon Image, Inc. 2,000	14
•Silicon Laboratories, Inc. 2,500	135
•Silicon Storage Technology, Inc. 3,500	39
•Siliconix, Inc. 8,100	411
•Sipex Corp. 1,600	14
•Sirenza Microdevices, Inc. 1,300	6
•Skyworks Solutions, Inc. 5,689	49
•Solectron Corp. 36,820	204
•Somera Communications, Inc. 1,900	3
•Spectralink Corp. 1,000	18
•Spherix, Inc. 500	3
•Standard Microsystems Corp. 1,100	33
•Stratex Networks, Inc. 2,800	9
•Superconductor Technologies, Inc. 1,600	8
•Superior Telecom, Inc. 1,124	—
•Supertex, Inc. 1,400	26
Symbol Technologies, Inc. 16,437	205
•Symmetricom, Inc. 8,450	61
•Synaptics, Inc. 1,000	13
•T/R Systems, Inc. 1,500	2
•Taser International, Inc. 1,000	63
•Technitrol, Inc. 4,000	87
•Tekelec 8,700	140
Tektronix, Inc. 5,300	136

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Tellabs, Inc. 28,300	213
• Tellium, Inc. 4,000	6
• Teradyne, Inc. 13,059	298
• Terayon Communication Systems Corp. 2,800	19
• Tessco Technologies, Inc. 900	12
Texas Instruments, Inc. 127,397	3,684
• Therma-Wave, Inc. 1,000	5
• Thermo Electron Corp. 26,550	584
• Thomas & Betts Corp. 7,300	130
• THQ, Inc. 1,950	35
• Three-Five Systems, Inc. 1,099	5
• Tollgrade Communications, Inc. 1,100	17
• Transmeta Corp. 4,500	18
• Transwitch Corp. 3,100	10
• Tripath Technology, Inc. 1,800	9
• Triquint Semiconductor, Inc. 5,310	38
• Troy Group, Inc. 2,000	5
• TTM Technologies, Inc. 4,400	71
• Tweeter Home Entertainment Group, Inc. 1,100	9
United Industrial Corp. 1,200	21
Unitil Corp. 600	15
• Valence Technology, Inc. 1,400	5
• Varian Semiconductor Equipment Associates, Inc. 1,500	73
• Varian, Inc. 5,800	208
• Viasat, Inc. 1,000	20
• Vicor Corp. 1,700	17
• Virage Logic Corp. 1,400	14
• Vishay Intertechnology, Inc. 11,781	221
• Vitesse Semiconductor Corp. 6,986	49
• Waters Corp. 8,700	273
• Western Digital Corp. 13,200	178
• Western Wireless Corp., Class A 5,200	101
• Wilson Greatbatch Technologies, Inc. 1,100	41
• WJ Communications, Inc. 2,300	14
• Xicor, Inc. 1,000	11
• Xilinx, Inc. 24,600	780
• YDI Wireless, Inc. 100	–

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Zebra Technologies Corp., Class A 4,250	242
• Zoran Corp. 1,761	29
	56,542
Energy: Raw Materials 1.5%	
Alliance Resource Partners L.P. 1,700	50
Anadarko Petroleum Corp. 17,030	743
Apache Corp. 10,936	762
APCO Argentina, Inc. 200	5
Arch Coal, Inc. 3,500	86
• Atwood Oceanics, Inc. 1,200	31
Baker Hughes, Inc. 23,300	658
Berry Petroleum Co., Class A 2,000	36
• BJ Services Co. 11,800	387
Buckeye Partners L.P. 3,400	147
Burlington Resources, Inc. 14,000	681
Cabot Oil & Gas Corp. 14,400	368
CARBO Ceramics, Inc. 500	21
• Cimarex Energy Co. 3,122	64
• Cooper Cameron Corp. 3,300	141
• CREDO Petroleum Corp. 1,200	21
• Denbury Resources, Inc. 4,900	62
Devon Energy Corp. 15,680	761
ENSCO International, Inc. 5,700	150
Enterprise Products Partners L.P. 17,000	368
EOG Resources, Inc. 11,400	480
• Evergreen Resources, Inc. 1,600	44
• FMC Technologies, Inc. 4,591	92
• Forest Oil Corp. 4,450	104
• Friede Goldman Halter, Inc. 1,855	–
• Grant Prideco, Inc. 3,600	41
• Grey Wolf, Inc. 5,800	19
Halliburton Co. 31,200	745
• Hanover Compressor Co. 5,600	59
Helmerich & Payne, Inc. 2,300	61
• Hydril Co. 2,500	59
Inergy L.P. 1,000	45
• Joy Global, Inc. 8,600	164
• Key Energy Services, Inc. 4,800	42
Kinder Morgan Energy Partners L.P. 1,502	64

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Kirby Corp. 1,300	38
Lufkin Industries, Inc. 500	12
Massey Energy Co. 6,000	83
Natural Resource Partners L.P. 2,000	66
NL Industries, Inc. 2,800	49
•Noble Corp. 10,100	347
Noble Energy, Inc. 3,500	139
Occidental Petroleum Corp. 28,100	991
•Offshore Logistics, Inc. 1,100	24
•Oil States International, Inc. 3,600	44
•Parker Drilling Co. 2,800	6
Peabody Energy Corp. 3,800	127
Penn Virginia Resource Partners L.P. 1,000	33
Plains All American Pipeline L.P. 4,600	138
•Plains Resources, Inc. 4,000	53
•Range Resources Corp. 2,400	18
•Reliant Resources, Inc. 20,125	100
•Rowan Cos., Inc. 3,400	81
Schlumberger Ltd. 42,500	1,996
•Seacor Smit, Inc. 1,250	48
•Smith International, Inc. 7,400	276
TC Pipelines L.P. 400	13
Tidewater, Inc. 2,700	74
•Tom Brown, Inc. 3,200	86
•Unit Corp. 2,400	47
USEC, Inc. 3,000	22
Valero Energy Corp. 8,649	369
•W-H Energy Services, Inc. 900	14
•Weatherford International Ltd. 4,800	167
Western Gas Resources, Inc. 2,000	85
•Westmoreland Coal Co. 3,500	52
World Fuel Services Corp. 500	14
•Xanser Corp. 1,400	3
	13,176

Food & Agriculture 3.3%

•7-Eleven, Inc. 5,000	80
•American Italian Pasta Co., Class A 1,000	38
The Andersons, Inc. 1,500	24
Archer-Daniels-Midland Co. 45,958	660
•Aurora Foods, Inc. 2,500	–

Security and Number of Shares	Mkt. Value ($ x 1,000)
Bridgford Foods Corp. 300	2
Bunge Ltd. 6,800	184
Campbell Soup Co. 24,500	635
•Chiquita Brands International, Inc. 10,000	185
Coca-Cola Bottling Co. Consolidated 400	20
The Coca-Cola Co. 178,100	8,264
Coca-Cola Enterprises, Inc. 27,200	548
ConAgra Foods, Inc. 38,293	913
Consolidated-Tomoka Land Co. 900	27
Corn Products International, Inc. 7,800	264
•Dean Foods Co. 8,613	261
•Del Monte Foods Co. 8,931	85
Delta & Pine Land Co. 2,000	46
Dreyer's Grand Ice Cream Holdings, Inc. 2,300	178
•Eden Bioscience Corp. 1,000	2
•Embrex, Inc. 1,300	13
Fleming Cos., Inc. 3,400	–
Flowers Foods, Inc. 19,515	463
Fresh Brands, Inc. 1,800	23
Fresh Del Monte Produce, Inc. 4,200	105
General Mills, Inc. 25,800	1,157
•Green Mountain Coffee Roasters, Inc. 900	19
•Griffen Land & Nurseries, Inc. 300	4
H.J. Heinz Co. 21,900	774
•Hain Celestial Group, Inc. 1,406	30
Hershey Foods Corp. 8,200	632
Hormel Foods Corp. 6,500	160
Ingles Markets, Inc., Class A 300	3
Interstate Bakeries 3,200	47
•J & J Snack Foods Corp. 3,200	114
The J.M. Smuckers Co. 2,438	107
•John B. Sanfilippo & Son 5,000	172
Kellogg Co. 28,900	957
Kraft Foods, Inc., Class A 14,500	422
Lance, Inc. 1,900	25
•Lesco, Inc. 500	6
Lindsay Manufacturing Co. 800	19
Marsh Supermarkets, Inc., Class B 1,000	11
•Maui Land & Pineapple Co., Inc. 800	22

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
McCormick & Co., Inc. 5,800	172
MGP Ingredients, Inc. 1,700	16
•Monterey Pasta Co. 700	3
Nash Finch Co. 1,700	27
•Neogen Corp. 500	10
•The Pantry, Inc. 400	7
•Peet's Coffee & Tea, Inc. 1,800	30
The Pepsi Bottling Group, Inc. 18,200	406
PepsiAmericas, Inc. 13,200	198
PepsiCo, Inc. 124,800	5,968
•Performance Food Group Co. 1,900	71
Pilgrim's Pride Corp., Class B 1,400	18
•Ralcorp Holdings, Inc. 6,700	184
Rocky Mountain Chocolate Factory, Inc. 1,000	11
Sanderson Farms, Inc. 3,500	123
Sara Lee Corp. 54,378	1,084
•The Scotts Co., Class A 2,800	162
Seaboard Corp. 200	51
Sensient Technologies Corp. 2,300	44
•Smart & Final, Inc. 2,700	19
•Smithfield Foods, Inc. 6,300	134
•Spartan Stores, Inc. 500	2
Standard Commercial Corp. 1,100	21
Supervalu, Inc. 18,087	456
Sysco Corp. 47,036	1,583
Tasty Baking Co. 500	4
•Tejon Ranch Co. 674	27
Tootsie Roll Industries, Inc. 2,190	72
Tyson Foods, Inc., Class A 15,240	217
•United Natural Foods, Inc. 1,300	50
•VistaCare, Inc., Class A 1,000	35
•Wild Oats Markets, Inc. 3,800	39
Wm. Wrigley Jr. Co. 11,600	654
•Zapata Corp. 1,000	54
	29,653

Gold 0.2%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Barrick Gold Corp. 5,565	109
•Glamis Gold Ltd. 8,600	120
•Golden Cycle Gold Corp. 600	6
•Meridian Gold, Inc. 6,600	84

Security and Number of Shares	Mkt. Value ($ x 1,000)
Newmont Mining Corp. 29,051	1,272
Royal Gold, Inc. 3,100	64
	1,655

Healthcare / Drugs & Medicine 12.4%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•1-800 Contacts, Inc. 500	11
•aaiPharma, Inc. 1,800	33
Abbott Laboratories 112,505	4,795
•Abgenix, Inc. 3,600	44
•Abiomed, Inc. 800	7
•Accredo Health, Inc. 2,841	91
•Aclara BioSciences, Inc. 2,400	8
•Advanced Medical Optics, Inc. 2,400	48
•Advanced Neuromodulation Systems, Inc. 1,050	43
•AdvancePCS Corp. 6,300	324
•AeroGen, Inc. 3,200	2
•Alaris Medical Systems, Inc. 5,000	78
•Albany Molecular Research, Inc. 1,600	24
•Align Technology, Inc. 8,700	134
•Alkermes, Inc. 3,100	40
Allergan, Inc. 9,400	711
•Alliance Imaging, Inc. 1,800	8
•Alliance Pharmaceutical Corp. 220	–
•Allscripts Healthcare Solutions, Inc. 1,900	10
Alpharma, Inc., Class A 3,700	67
•America Service Group, Inc. 800	21
•American Healthways, Inc. 1,550	64
•American Medical Systems Holdings, Inc. 1,400	28
•AMERIGROUP Corp. 900	38
AmerisourceBergen Corp. 4,824	274
•Amgen, Inc. 90,368	5,581
•Amsurg Corp. 700	25
•Amylin Pharmaceuticals, Inc. 2,300	63
•Andrx Corp. 3,900	78
•Anthem, Inc. 14,417	987
•Antigenics, Inc. 1,400	15
•Aphton Corp. 800	6
•Apogent Technologies, Inc. 7,100	156
Applied Biosystems Group – Applera Corp. 11,400	263

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Apria Healthcare Group, Inc. 10,500	305
•Arqule, Inc. 1,300	7
Arrow International, Inc. 6,400	169
•Arthrocare Corp. 1,400	31
•Aspect Medical Systems, Inc. 1,200	11
•Atrix Labs, Inc. 1,400	28
•AVANIR Pharmaceuticals, Class A 1,900	3
•Avant Immunotherapeutics, Inc. 3,000	7
•Avigen, Inc. 900	6
•Barr Laboratories, Inc. 3,354	258
Bausch & Lomb, Inc. 3,400	164
Baxter International, Inc. 26,118	694
Beckman Coulter, Inc. 5,100	253
Becton Dickinson & Co. 17,300	633
•Beverly Enterprises, Inc. 3,800	23
•BioCryst Pharmaceuticals, Inc. 1,400	11
•Biogen, Inc. 11,500	465
•BioMarin Pharmaceuticals, Inc. 1,800	13
Biomet, Inc. 17,625	632
•Biopure Corp. 1,200	4
•Bioreliance Corp. 1,200	41
•Biosite, Inc. 1,400	36
•Biosource International, Inc. 1,500	11
•Bone Care International, Inc. 1,400	20
•Boston Scientific Corp. 30,900	2,093
•Bradley Pharmaceuticals, Inc. 1,700	46
Bristol-Myers Squibb Co. 140,550	3,566
C.R. Bard, Inc. 4,000	320
Cambrex Corp. 900	21
Cardinal Health, Inc. 30,660	1,819
•Caremark Rx, Inc. 19,900	499
•Cell Therapeutics, Inc. 1,400	15
•Centene Corp. 500	15
•Cephalon, Inc. 3,500	164
•Cerus Corp. 500	2
•Charles River Laboratories International, Inc. 1,900	61
•Chattem, Inc. 1,200	18
•Chiron Corp. 12,600	688
•Cholestech Corp. 1,700	12
•ChromaVision Medical Systems, Inc. 1,100	1
•Ciphergen Biosystems, Inc. 1,700	19

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Community Health Systems, Inc. 7,100	171
•Conmed Corp. 1,700	35
Cooper Cos., Inc. 2,200	96
•Corixa Corp. 1,802	11
•Corvel Corp. 1,900	69
•Covance, Inc. 5,800	151
•Coventry Health Care, Inc. 9,600	526
•CryoLife, Inc. 750	5
•CTI Molecular Imaging, Inc. 2,000	32
•Cubist Pharmaceuticals, Inc. 1,900	22
•Curis, Inc. 3,140	15
•CV Therapeutics, Inc. 1,100	19
•Cygnus, Inc. 600	–
•Cyotgen Corp. 230	3
•Cytyc Corp. 7,800	101
D&K Healthcare Resources, Inc. 700	9
•Dade Behring Holdings, Inc. 2,600	80
Datascope Corp. 1,000	33
•DaVita, Inc. 16,500	579
•Deltagen, Inc. 2,200	–
•Dendreon Corp. 1,400	12
Dentsply International, Inc. 6,550	289
Diagnostic Products Corp. 1,700	69
•Digene Corp. 1,400	49
•DJ Orthopedics, Inc. 3,000	54
•Durect Corp. 2,000	4
•Dynacq International, Inc. 3,616	61
•Edwards Lifesciences Corp. 3,900	113
Eli Lilly & Co. 80,200	5,343
•Emisphere Technologies, Inc. 800	5
•Endo Pharmaceutical Holdings, Inc. 10,500	172
•Entremed, Inc. 1,200	6
•Enzo Biochem, Inc. 1,697	31
•Enzon Pharmaceuticals, Inc. 1,900	21
•Eon Labs, Inc. 2,400	101
•Express Scripts, Inc. 6,300	346
•First Health Group Corp. 5,700	139
•First Horizon Pharmaceutical Corp. 900	6
•Forest Laboratories, Inc. 25,000	1,250
•Gen-Probe, Inc. 3,400	91
•Gene Logic, Inc. 1,300	6

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Genelabs Technologies, Inc. 800	1
•Genentech, Inc. 15,700	1,287
•Genome Therapeutics Corp. 2,100	6
•Genta, Inc. 2,900	31
•Genzyme Corp. – General Division 15,232	699
•Geron Corp. 1,000	13
•Gilead Sciences, Inc. 14,060	767
Guidant Corp. 25,816	1,317
•Guilford Pharmaceuticals, Inc. 1,200	9
•Haemonetics Corp. 3,700	85
HCA, Inc. 29,100	1,113
Health Management Associates, Inc., Class A 15,900	352
•Health Net, Inc. 16,600	524
Healthcare Services Group 2,500	41
•HealthExtras, Inc. 1,900	22
•HealthTronics Surgical Services, Inc. 2,500	17
•Henry Schein, Inc. 2,300	143
•Hologic, Inc. 2,600	35
•Human Genome Sciences, Inc. 5,100	71
•Humana, Inc. 18,900	384
•I-Stat Corp. 600	7
ICN Pharmaceuticals, Inc. 5,400	104
•ICU Medical, Inc. 550	19
•Idec Pharmaceuticals Corp. 6,900	242
•IDEXX Laboratories, Inc. 2,500	118
•Igen International, Inc. 1,300	75
•Ii-Vi, Inc. 1,900	45
•ImClone Systems, Inc. 4,435	154
•Immucor, Inc. 750	22
•Immunogen, Inc. 1,500	7
•Immunomedics, Inc. 2,400	20
•IMPAC Medical Systems, Inc. 3,000	71
•Impax Laboratories, Inc. 1,600	19
•Inamed Corp. 9,300	803
•Incyte Corp. 2,600	14
•Indevus Pharmaceuticals, Inc. 1,800	10
•Inspire Pharmaceuticals, Inc. 1,300	24
•Integra LifeSciences Holdings Corp. 1,100	37
•InterMune, Inc. 1,100	22

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Intuitive Surgical, Inc. 1,050	15
Invacare Corp. 2,000	82
•Inveresk Research Group, Inc. 1,700	39
•Isis Pharmaceuticals, Inc. 1,900	13
•IVAX Corp. 8,750	169
❿ Johnson & Johnson 214,870	10,814
•Kendle International, Inc. 1,700	11
•Kindred Healthcare, Inc. 2,312	95
•King Pharmaceuticals, Inc. 18,516	248
•Kosan Biosciences, Inc. 2,500	23
•KV Pharmaceutical Co., Class A 2,700	65
•Laboratory Corp. of America Holdings 10,300	365
Landauer, Inc. 1,100	43
•Large Scale Biology Corp. 2,400	4
•Lexicon Genetics, Inc. 1,900	11
•LifePoint Hospitals, Inc. 2,300	59
•Ligand Pharmaceuticals, Inc., Class B 2,300	32
•Lincare Holdings, Inc. 7,100	277
•Magellan Health Services, Inc. 2,200	–
Manor Care, Inc. 8,000	266
•Maxim Pharmaceuticals, Inc. 2,400	14
McKesson Corp. 19,900	602
•Med-Design Corp. 1,200	4
•Medamicus, Inc. 500	6
•Medarex, Inc. 3,000	21
•Medcath Corp. 1,500	16
•Medco Health Solutions, Inc. 18,638	619
•Medicines Co. 1,700	45
Medicis Pharmaceutical Corp., Class A 1,700	108
•Medimmune, Inc. 17,375	463
•Medis Technologies Ltd. 1,110	10
•MedQuist, Inc. 3,217	54
Medtronic, Inc. 87,974	4,009
Mentor Corp. 3,000	61
Merck & Co., Inc. 158,552	7,016
•Merit Medical Systems, Inc. 1,666	44
•MGI Pharma, Inc. 1,900	71
•Mid Atlantic Medical Services, Inc. 8,300	485
•Millennium Pharmaceuticals, Inc. 11,956	190
•MIM Corp. 1,500	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
Mine Safety Appliances Co. 900	51
•Molecular Devices Corp. 8,100	144
Mylan Laboratories, Inc. 45,000	1,087
•Myriad Genetics, Inc. 1,400	18
•Nabi Biopharmaceuticals 2,800	31
•National Healthcare Corp. 600	12
Nature's Sunshine Products, Inc. 2,000	16
•NBTY, Inc. 16,000	436
•Nektar Therapeutics 2,200	29
•Neose Technologies, Inc. 500	4
•Neurocrine Biosciences, Inc. 1,400	66
•Neurogen Corp. 800	4
•Northfield Laboratories, Inc. 1,100	7
•Noven Pharmacuticals, Inc. 5,500	56
•NPS Pharmacuticals, Inc. 1,000	26
•Nuvelo, Inc. 900	3
Oakley, Inc. 4,200	46
•Ocular Sciences, Inc. 1,500	42
•Odyssey HealthCare, Inc. 2,250	62
Omnicare, Inc. 7,500	288
•Onyx Pharmaceuticals, Inc. 1,800	44
•OraSure Technologies, Inc. 1,500	13
•Orthodontic Centers of America, Inc. 2,112	19
•OSI Pharmaceuticals, Inc. 1,690	47
Owens & Minor, Inc. 2,000	41
•Oxford Health Plans, Inc. 21,700	879
•Pacificare Health Systems, Inc. 9,400	559
•Pain Therapeutics, Inc. 2,600	16
•Parexel International Corp. 2,400	40
•Patterson Dental Co. 5,300	339
•Pediatrix Medical Group, Inc. 3,000	160
Perrigo Co. 4,300	58
❻ Pfizer, Inc. 555,352	17,549
•Pharmaceutical Product Development, Inc. 2,500	75
•Pharmaceutical Resources, Inc. 1,900	137
•Pharmacopeia, Inc. 1,300	16
•Pharmacyclics, Inc. 1,100	6
PolyMedica Corp. 4,400	130
•Pozen, Inc. 1,300	16
•Praecis Pharmaceuticals, Inc. 1,600	11

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Priority Healthcare Corp., Class B 2,000	43
•Protein Design Labs, Inc. 4,100	55
•Province Healthcare Co. 2,325	30
•PSS World Medical, Inc. 2,800	26
•QMed, Inc. 500	4
•Quest Diagnostics 7,410	501
•Regeneration Technologies, Inc. 1,700	20
•Regeneron Pharmaceuticals, Inc. 1,900	26
•RehabCare Group, Inc. 4,000	63
•Renal Care Group, Inc. 4,700	176
•Resmed, Inc. 2,000	84
•Respironics, Inc. 1,900	79
•Sangamo Biosciences, Inc. 1,200	6
•Savient Pharmaceuticals, Inc. 2,300	14
Schering-Plough Corp. 80,950	1,236
•Select Medical Corp. 2,500	84
•Sepracor, Inc. 6,600	176
•Serologicals Corp. 1,200	19
•SICOR, Inc. 7,200	193
•Sierra Health Services, Inc. 11,700	273
•Sola International, Inc. 2,700	46
•SonoSite, Inc. 1,600	32
•Specialty Laboratories 700	9
•St. Jude Medical, Inc. 12,300	715
•Steris Corp. 6,100	127
Stryker Corp. 13,800	1,119
•Sunrise Senior Living, Inc. 4,900	142
•Sunrise Technologies International, Inc. 1,700	—
•SuperGen, Inc. 900	9
•Sybron Dental Specialties, Inc. 4,633	107
•Tanox, Inc. 1,900	34
•Techne Corp. 3,800	132
•Tenet Healthcare Corp. 30,150	416
•Theragenics Corp. 2,500	11
•Therasense, Inc. 2,300	42
•Third Wave Technologies, Inc. 1,800	6
•Thoratec Corp. 2,636	41
•Titan Pharmaceuticals, Inc. 800	3
•Transgenomic, Inc. 1,200	3
•Transkaryotic Therapies, Inc. 900	12
•Triad Hospitals, Inc. 6,044	186

See financial notes.   103

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Trimeris, Inc. 500	13
• TriPath Imaging, Inc. 2,600	24
• Tripos, Inc. 1,000	7
• United Surgical Partners International, Inc. 1,400	42
UnitedHealth Group, Inc. 42,200	2,147
• Universal Health Services, Class B 4,000	188
• Urologix, Inc. 1,800	8
• US Oncology, Inc. 5,200	57
• USANA Health Sciences, Inc. 1,000	33
• Utah Medical Products, Inc. 2,500	59
• Varian Medical Systems, Inc. 4,700	301
• Vaxgen, Inc. 600	6
• VCA Antech, Inc. 2,700	76
• Ventana Medical Systems, Inc. 1,200	50
• Vertex Pharmaceuticals, Inc. 3,144	41
• Viasys Healthcare, Inc. 1,482	27
• Vical, Inc. 1,600	9
• Viropharma, Inc. 1,000	3
• Visx, Inc. 3,100	75
Vital Signs, Inc. 1,900	58
• Watson Pharmaceuticals, Inc. 7,732	304
• WellPoint Health Networks, Inc. 10,180	905
West Pharmaceutical Services, Inc. 3,300	109
• Wright Medical Group, Inc. 1,700	50
Wyeth 96,900	4,277
• XOMA Ltd. 2,400	18
Young Innovations, Inc. 2,000	60
• Zimmer Holdings, Inc. 13,300	849
• Zymogenetics, Inc. 2,000	25
	111,298
Household Products 1.9%	
Alberto-Culver Co., Class B 3,300	209
Avon Products, Inc. 17,000	1,155
Church & Dwight Co., Inc. 3,300	123
Clorox Co. 27,000	1,223
Colgate-Palmolive Co. 35,500	1,888
The Dial Corp. 13,100	315
The Estee Lauder Cos., Inc., Class A 10,300	385
The Gillette Co. 70,900	2,262
Inter Parfums, Inc. 675	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
International Flavors & Fragrances, Inc. 4,400	146
Nu Skin Enterprises, Inc., Class A 6,500	103
Procter & Gamble Co. 93,700	9,210
	17,028
Insurance 4.4%	
21st Century Holding Co. 1,000	19
21st Century Insurance Group 7,200	101
Aetna, Inc. 14,800	850
AFLAC, Inc. 37,600	1,372
Alfa Corp. 4,800	62
• Alleghany Corp. 212	43
• Allmerica Financial Corp. 2,400	64
The Allstate Corp. 50,874	2,010
AMBAC Financial Group, Inc. 7,250	513
American Financial Group, Inc. 5,500	122
8 American International Group, Inc. 185,222	11,267
• American Medical Security Group, Inc. 5,600	128
American National Insurance Co. 1,300	108
AmerUs Group Co. 1,900	72
AON Corp. 23,000	504
• Arch Capital Group Ltd. 1,400	51
• Argonaut Group, Inc. 2,400	38
Arthur J. Gallagher & Co. 4,300	125
Baldwin & Lyons, Inc., Class B 750	18
Brown & Brown, Inc. 3,000	91
Chubb Corp. 13,547	905
CIGNA Corp. 10,300	588
Cincinnati Financial Corp. 12,200	499
• Clark, Inc. 1,700	26
• CNA Financial Corp. 15,700	339
• CNA Surety Corp. 2,200	24
Commerce Group, Inc. 1,600	64
Crawford & Co., Class B 1,600	11
Delphi Financial Group, Inc., Class A 3,010	152
EMC Insurance Group, Inc. 1,200	20
Erie Indemnity Co., Class A 3,000	120
FBL Financial Group, Inc., Class A 2,090	55
Fidelity National Financial, Inc. 14,503	448
First American Corp. 4,800	137

Security and Number of Shares	Mkt. Value ($ x 1,000)
First United Corp. 2,200	51
• FPIC Insurance Group, Inc. 400	7
Fremont General Corp. 2,000	33
Great American Financial Resources, Inc. 2,800	44
Harleysville Group, Inc. 1,800	40
Hartford Financial Services Group, Inc. 19,400	1,065
HCC Insurance Holdings, Inc. 2,100	61
Hilb, Rogal & Hamilton Co. 2,000	60
Hooper Holmes, Inc. 2,100	11
Horace Mann Educators Corp. 1,800	24
Independence Holding Co. 1,500	35
Infinity Property & Casualty Corp. 2,500	81
Jefferson-Pilot Corp. 10,100	482
John Hancock Financial Services, Inc. 19,900	703
Liberty Corp. 1,000	45
Lincoln National Corp. 12,600	503
Loews Corp. 12,500	537
• Markel Corp. 300	76
Marsh & McLennan Cos., Inc. 43,000	1,838
MBIA, Inc. 9,750	581
Mercury General Corp. 2,900	138
Metlife, Inc. 55,500	1,743
MGIC Investment Corp. 6,300	323
• MIIX Group, Inc. 2,400	4
Mony Group, Inc. 1,500	48
• National Medical Health Card Systems, Inc. 800	12
Nationwide Financial Services, Inc., Class A 1,300	44
• Navigators Group, Inc. 1,500	48
NYMAGIC, Inc. 2,100	50
Odyssey Re Holdings Corp. 2,900	61
• Ohio Casualty Corp. 3,000	46
Old Republic International Corp. 10,900	392
• Penn Treaty American Corp. 600	1
Penn-America Group, Inc. 1,400	21
• Philadelphia Consolidated Holding Co. 1,000	47
The Phoenix Cos., Inc. 4,500	49
PMA Capital Corp., Class A 700	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
The PMI Group, Inc. 5,600	214
Presidential Life Corp. 1,000	15
Principal Financial Group, Inc. 22,400	702
• ProAssurance Corp. 1,670	50
The Progressive Corp. 23,300	1,720
Protective Life Corp. 5,500	179
Prudential Financial, Inc. 38,500	1,488
Radian Group, Inc. 9,202	487
Reinsurance Group of America, Inc. 2,600	104
RLI Corp. 2,800	94
Safeco Corp. 10,000	367
Safety Insurance Group, Inc. 1,000	16
SCPIE Holdings, Inc. 700	9
Selective Insurance Group, Inc. 1,200	37
• SNTL Corp. - Litigation Trust Certificates 1,300	—
St. Paul Cos., Inc. 16,200	618
Stancorp Financial Group, Inc. 2,500	158
State Auto Financial Corp. 1,300	35
Sterling Financial Corp. 1,000	28
• Stewart Information Services Corp. 3,700	115
Torchmark Corp. 10,600	465
Transatlantic Holdings, Inc. 2,650	203
Travelers Property Casualty Corp., Class A 20,549	335
Travelers Property Casualty Corp., Class B 36,790	602
• Triad Guaranty, Inc. 1,700	84
• UICI 2,500	37
United Fire & Casualty Co. 500	20
Unitrin, Inc. 3,100	115
UnumProvident Corp. 13,414	220
• USI Holdings Corp. 4,500	57
W.R. Berkley Corp. 10,200	350
• WellChoice, Inc. 2,500	81
Zenith National Insurance Corp. 1,100	34
	39,298

Media 4.0%

• Acme Communications, Inc. 1,900	16
• Adolor Corp. 1,700	31
Advanced Marketing Services, Inc. 900	10
• AMC Entertainment, Inc. 2,900	40

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• American Tower Corp., Class A 14,500	168
Banta Corp. 2,700	103
Belo Corp., Class A 9,400	256
Blockbuster, Inc., Class A 6,900	133
• Cablevision Systems Corp., NY Group, Class A 16,300	329
Cadmus Communications Corp. 1,900	23
• Charter Communications, Inc., Class A 20,300	87
Clear Channel Communications, Inc. 44,221	1,805
• CNET Networks, Inc. 9,983	81
• Comcast Corp., Class A 68,336	2,318
• Comcast Corp., Special Class A 42,800	1,396
• Consolidated Graphics, Inc. 3,900	108
• Cox Communications, Inc., Class A 42,135	1,436
• Crown Media Holdings, Inc., Class A 3,500	31
• Cumulus Media, Inc., Class A 2,600	49
• Daily Journal Corp. 500	14
• DGSE Cos., Inc. 700	1
Dow Jones & Co., Inc. 5,000	260
The E.W. Scripps Co., Class A 6,000	558
• EchoStar Communications Corp., Class A 18,300	701
• Emmis Communications Corp., Class A 4,300	95
• Entercom Communications Corp. 3,000	137
• Entravision Communications Corp., Class A 5,000	48
• Fox Entertainment Group, Inc., Class A 25,350	702
Gannett Co., Inc. 18,500	1,556
• Gaylord Entertainment Co. 1,800	49
• GC Cos., Inc. 500	—
Gray Television, Inc. 3,100	39
Gray Television, Inc., Class A 1,000	13
Harte-Hanks, Inc. 8,100	161
Hollinger International, Inc. 7,300	98
• Information Holdings, Inc. 2,200	49
• Insight Communications Co. 2,700	26
• InterActiveCorp 47,117	1,730
John Wiley & Sons, Class A 3,800	99
• Journal Register Co. 3,200	64

Security and Number of Shares	Mkt. Value ($ x 1,000)
Knight-Ridder, Inc. 5,700	418
Lee Enterprises, Inc. 2,500	105
• Lifeline Systems, Inc. 2,300	81
• Lin TV Corp., Class A 3,300	74
• Lynch Interactive Corp. 900	23
• Martha Stewart Living Omnimedia, Class A 1,400	14
McClatchy Co., Class A 7,200	466
The McGraw-Hill Cos., Inc. 17,300	1,158
Media General, Inc., Class A 2,000	132
• Mediacom Communications Corp. 7,600	53
Meredith Corp. 6,000	291
• Merrimac Industries, Inc. 600	3
• Metro-Goldwyn-Mayer, Inc. 13,134	210
New York Times Co., Class A 10,200	485
• PanAmSat Corp. 15,400	319
• Quipp, Inc. 900	11
R.R. Donnelley & Sons Co. 7,700	200
• Radio One, Inc., Class A 9,500	152
• Radio Unica Communications Corp. 300	—
The Reader's Digest Association, Inc., Class A 7,300	108
Regal Entertainment Group, Class A 4,200	86
• Saga Communications, Inc., Class A 1,250	24
• Salem Communications Corp., Class A 900	21
• Scholastic Corp. 2,200	68
• Sinclair Broadcast Group, Inc., Class A 2,300	27
Thomas Nelson, Inc. 800	13
• Time Warner, Inc. 329,252	5,034
• Tivo, Inc. 4,500	36
Tribune Co. 21,900	1,074
• Univision Communications, Inc., Class A 23,010	781
• Valassis Communications, Inc. 5,900	153
• Valuevision Media, Inc., Class A 1,400	23
Viacom, Inc., Class B 128,012	5,104
The Walt Disney Co. 146,650	3,320
Washington Post, Class B 600	443
• Westwood One, Inc. 7,200	216
• XM Satellite Radio Holdings, Inc., Class A 10,300	209
	35,755

Security and Number of Shares	Mkt. Value ($ x 1,000)
Miscellaneous 0.5%	
3M Co. 56,000	4,417
• ABX Air, Inc. 6,900	24
• ANC Rental Corp. 3,037	—
• AT&T Latin America Corp., Class A 2,100	—
• Breakaway Solutions, Inc. 1,400	—
• Coinstar, Inc. 5,200	76
Harbor Global Co. Ltd. 160	2
• i2 Technologies, Inc. 15,300	27
• Jupiter Media Metrix, Inc. 1,673	—
• NetFlix, Inc. 3,000	172
• Nucentrix Broadband Networks, Inc. 2,100	—
• Scient, Inc. 624	—
• Vialta, Inc. 34	—
	4,718
Miscellaneous Finance 8.5%	
1st Source Corp. 1,571	31
• A.B. Watley Group, Inc. 1,300	—
A.G. Edwards, Inc. 5,900	239
• Acacia Research – Acacia Technologies 330	2
• Acacia Research – CombiMatrix 184	1
• Actrade Financial Technologies Ltd. 1,000	1
Advanta Corp., Class A 7,400	81
• Affiliated Managers Group, Inc. 1,200	87
Alliance Capital Management Holding L.P. 5,200	175
Allied Capital Corp. 8,515	212
Amcore Financial, Inc. 1,200	32
American Capital Strategies Ltd. 5,100	138
American Express Co. 94,150	4,418
American Home Mortgage Holdings, Inc. 2,000	42
• AmeriCredit Corp. 3,800	51
• Ameritrade Holding Corp. 28,800	393
Asta Funding, Inc. 1,000	30
Astoria Financial Corp. 7,000	242
Bank of the Ozarks, Inc. 1,400	60
• Bankunited Financial Corp., Class A 2,200	49
Banner Corp. 1,200	28

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Bay View Capital Corp. 5,061	31
The Bear Stearns Cos., Inc. 13,620	1,039
• Berkshire Hathaway, Inc., Class A 92	7,159
Berkshire Hills Bancorp, Inc. 1,400	50
Blackrock, Inc. 400	21
• Boca Resorts, Inc., Class A 1,800	24
• BOK Financial Corp. 3,437	130
BP Prudhoe Bay Royalty Trust 2,200	46
• Cadiz, Inc. 2,100	—
Camco Financial Corp. 700	12
• Capital Corp. of the West 1,050	40
Capital One Financial Corp. 17,600	1,070
Cash America International, Inc. 2,500	48
Cathay Bancorp., Inc. 1,600	77
Central Pacific Financial Co. 900	24
∎ The Charles Schwab Corp. 98,620	1,337
Charter Financial Corp. 900	30
Charter Municipal Mortgage Acceptance Co. 1,400	27
Charter One Financial, Inc. 15,125	483
Chesterfield Financial Corp. 1,500	35
Chicago Mercantile Exchange 1,800	122
CIT Group, Inc. 16,100	541
▲❹ Citigroup, Inc. 376,436	17,843
Citizens First Bancorp, Inc. 700	16
Coastal Bancorp, Inc. 800	27
Coastal Financial Corp. 2,281	37
• The Commercial Capital Bancorp, Inc. 2,500	47
Commercial Federal Corp. 2,300	59
• CompuCredit Corp. 4,400	87
• Corrections Corp. of America 3,828	94
Countrywide Financial Corp. 8,900	936
Cross Timbers Royalty Trust 1,500	38
CVB Financial Corp. 2,166	43
Downey Financial Corp. 2,000	92
• DVI, Inc. 1,200	—
• E*TRADE Group, Inc. 25,035	258
East-West Bancorp, Inc. 1,300	64
Eaton Vance Corp. 5,800	202
• eSpeed, Inc., Class A 3,300	90
Fannie Mae 69,900	5,011
Federated Investors, Inc., Class B 7,450	206

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
Fidelity Bankshares, Inc. 1,933	52	• Local Financial Corp. 2,000	39
• Financial Federal Corp. 800	27	• Mail-Well, Inc. 1,300	5
Financial Industries Corp. 700	10	MB Financial, Inc. 1,200	57
First Financial Corp. 600	18	MBNA Corp. 97,650	2,417
First Financial Holdings, Inc. 1,400	42	MCG Capital Corp. 2,200	39
First Indiana Corp. 1,375	25	McGrath RentCorp 800	23
First Place Financial Corp. 2,900	56	• Meritage Corp. 1,000	59
First Sentinel Bancorp., Inc. 2,300	43	Merrill Lynch & Co., Inc. 68,800	4,073
Flagstar Bancorp., Inc. 4,500	100	Metris Cos., Inc. 3,000	14
Flushing Financial Corp. 1,200	29	• MicroFinancial, Inc. 1,900	6
Franklin Resources, Inc. 17,600	835	The Midland Co. 1,800	41
Freddie Mac 50,500	2,835	Moody's Corp. 10,300	596
• Gabelli Asset Management, Inc., Class A 700	25	Morgan Stanley 79,800	4,379
Glacier Bancorp, Inc. 550	17	MutualFirst Financial, Inc. 2,000	56
Golden West Financial Corp. 10,400	1,044	• National Financial Partners Corp. 2,500	68
Goldman Sachs Group, Inc. 36,400	3,418	• National Western Life Insurance Co., Class A 300	43
• Golf Trust of America, Inc. L.P. 2,400	7	• NCO Portfolio Management, Inc. 2,600	18
GreenPoint Financial Corp. 9,150	285	New Century Financial Corp. 3,600	133
• Hawthorne Financial Corp. 1,050	27	New York Community Bancorp., Inc. 9,736	352
Heritage Financial Corp. 700	15	• NextCard, Inc. 2,600	—
Hudson River Bancorp 1,600	53	• North American Scientific, Inc. 700	5
Hugoton Royalty Trust 3,300	66	Northrim BanCorp, Inc. 2,500	52
IBERIABANK Corp. 700	36	Northway Financial, Inc. 200	7
Independence Community Bank Corp. 3,600	132	Northwest Bancorp, Inc. 2,500	52
Independent Bank Corp. Michigan 1,637	47	Nueberger Berman, Inc. 3,950	171
IndyMac Bancorp, Inc. 3,400	100	Nuveen Investments, Inc., Class A 6,300	176
• Instinet Group, Inc. 1,200	7	Oak Hill Financial, Inc. 1,000	30
International Bancshares Corp. 1,877	86	• Ocwen Financial Corp. 2,920	14
Interpool, Inc. 1,200	18	PAB Bankshares, Inc. 700	10
• Investment Technology Group, Inc. 2,250	45	Pacific Capital Bancorp. 2,133	73
Investors Financial Services Corp. 5,500	194	Pacific Northwest Bancorp 1,000	39
• ITLA Capital Corp. 700	33	Partners Trust Financial Group, Inc. 1,700	43
Janus Capital Group, Inc. 16,500	233	The Peoples Holding Co. 500	24
Jefferies Group, Inc. 1,600	50	• Petrocorp, Inc. 3,000	40
Klamath First Bancorp, Inc. 2,700	65	PMC Commercial Trust 1,500	21
• Knight Trading Group, Inc. 9,700	134	• Portfolio Recovery Associates, Inc. 2,000	52
• LabOne, Inc. 2,100	58	Provident Financial Holdings 500	16
LaBranche & Co., Inc. 2,400	25	• Providian Financial Corp. 18,900	210
Legg Mason, Inc. 4,200	350	R&G Financial Corp., Class B 1,700	56
Lehman Brothers Holdings, Inc. 16,500	1,188	Raymond James Financial, Inc. 4,600	188
Leucadia National Corp. 3,100	130		

Security and Number of Shares	Mkt. Value ($ x 1,000)
Resource America, Inc., Class A 2,000	25
Roslyn Bancorp., Inc. 4,550	123
Santander BanCorp 1,760	44
•Saxon Capital, Inc. 1,000	19
Seacoast Financial Services Corp. 1,973	51
SEI Investments Co. 7,200	210
•Siebert Financial Corp. 2,900	12
SLM Corp. 31,800	1,245
•SoundView Technology Group, Inc. 600	7
Southern Financial Bancorp, Inc. 253	9
Sovereign Bancorp., Inc. 19,860	413
State Financial Services Corp., Class A 2,000	53
Staten Island Bancorp., Inc. 2,900	58
Student Loan Corp. 1,700	220
SWS Group, Inc. 1,141	25
T. Rowe Price Group, Inc. 8,200	337
•Tarragon Realty Investors, Inc. 2,359	37
TF Financial Corp. 700	23
•UnitedGlobalCom, Inc., Class A 2,200	16
Value Line, Inc. 300	15
W Holding Co., Inc. 2,100	49
W.P. Carey & Co. LLC 1,600	52
Waddell & Reed Financial, Inc., Class A 4,750	105
Washington Federal, Inc. 4,064	107
Washington Mutual, Inc. 66,078	2,891
Waypoint Financial Corp. 1,651	34
Webster Financial Corp. 3,012	135
•Wellsford Real Properties, Inc. 1,400	25
Wesco Financial Corp. 200	66
Westwood Holdings Group, Inc. 285	5
•WFS Financial, Inc. 4,100	179
White Mountains Insurance Group, Inc. 200	85
Willow Grove Bancorp, Inc. 1,596	27
•World Acceptance Corp. 2,500	45
	76,212

Non-Durables & Entertainment 1.4%

•The 3DO Co. 262	—
•A.T. Cross Co., Class A 2,400	15
Action Performance Cos., Inc. 1,100	23
•Activision, Inc. 4,950	75

Security and Number of Shares	Mkt. Value ($ x 1,000)
•AFC Enterprises, Inc. 1,000	17
•American Greetings Corp., Class A 8,500	181
Applebee's International, Inc. 2,775	104
Bob Evans Farms, Inc. 2,200	65
Boyd Gaming Corp. 2,800	43
•Boyds Collection Ltd. 2,200	11
•Brinker International, Inc. 6,900	220
•Buca, Inc. 1,100	6
CBRL Group, Inc. 3,300	128
•CEC Entertainment, Inc. 1,350	66
•Centillium Communications, Inc. 1,000	5
•Championship Auto Racing Teams, Inc. 1,000	—
•The Cheesecake Factory 1,925	77
Churchill Downs, Inc. 900	35
•CKE Restaurants, Inc. 1,800	13
Darden Restaurants, Inc. 10,800	226
•Dave and Buster's, Inc. 1,700	22
•Department 56, Inc. 3,300	46
Dover Motorsports, Inc. 1,400	5
•Drew Industries, Inc. 2,500	63
•Electronic Arts, Inc. 10,100	1,000
•Electronics Boutique Holdings Corp. 1,300	37
•Enesco Group, Inc. 1,100	11
•Equity Marketing, Inc. 500	7
The First Years, Inc. 4,000	57
Fortune Brands, Inc. 17,700	1,153
•Fossil, Inc. 1,975	53
•Garden Fresh Restaurant Corp. 1,700	27
Handleman Co. 6,600	117
Hasbro, Inc. 12,000	262
•Hibbet Sporting Goods, Inc. 1,575	43
•Hollywood Media Corp. 1,100	2
IHOP Corp. 500	19
International Game Technology 23,600	773
International Speedway Corp., Class A 3,245	138
•Isle of Capri Casinos, Inc. 9,400	196
•Jack in the Box, Inc. 1,700	31
•Krispy Kreme Doughnuts, Inc. 2,100	91
Lancaster Colony Corp. 3,400	135

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Landry's Restaurants, Inc. 1,800	45
Lone Star Steakhouse & Saloon, Inc. 4,400	96
• Luby's, Inc. 1,400	4
• Marvel Enterprises, Inc. 7,800	230
Mattel, Inc. 31,300	606
McDonald's Corp. 91,800	2,296
• Midway Games, Inc. 2,100	6
Movado Group, Inc. 3,700	89
• O'Charleys, Inc. 400	7
• On Command Corp. 1,500	3
Oneida Ltd. 700	3
Outback Steakhouse, Inc. 4,500	189
• P.F. Chang's China Bistro, Inc. 800	39
• Panera Bread Co., Class A 800	32
• Papa John's International, Inc. 1,700	45
• Peco II, Inc. 1,200	1
• Penn National Gaming, Inc. 1,900	45
• Rare Hospitality International Inc. 825	20
• RC2 Corp. 2,200	47
Regis Corp. 3,900	148
Riviana Foods, Inc. 1,200	33
Ruby Tuesday, Inc. 3,100	85
Russ Berrie & Co., Inc. 1,000	36
• Ryan's Family Steak Houses, Inc. 2,250	31
• SCP Pool Corp. 1,275	45
• Service Corp. International 20,100	98
• Smith & Wollensky Restaurant Group, Inc. 900	5
• Sonic Corp. 1,875	52
• Sotheby's Holdings, Inc., Class A 2,800	30
• Starbucks Corp. 28,300	894
• The Steak N Shake Co. 1,580	27
• Stewart Enterprises, Inc., Class A 4,200	17
• Student Advantage, Inc. 19	—
• Take-Two Interactive Software, Inc. 8,000	316
The Topps Co., Inc. 1,700	17
• Trans World Entertainment Corp. 1,500	10
Triarc Cos., Inc., Class B 1,400	15
Triarc Cos., Inc. 700	7
Tupperware Corp. 2,300	35
Wendy's International, Inc. 7,300	270
World Wrestling Entertainment, Inc. 900	10
• Yum! Brands, Inc. 21,500	734
	12,316

Security and Number of Shares	Mkt. Value ($ x 1,000)
Non-Ferrous Metals 0.4%	
• A.M. Castle & Co. 1,500	8
Alcoa, Inc. 58,464	1,846
• Brush Engineered Materials, Inc. 1,100	14
• Century Aluminum Co. 600	10
Commercial Metals Co. 1,000	25
Commonwealth Industries, Inc. 1,300	9
• Encore Wire Corp. 500	8
Engelhard Corp. 9,300	266
Freeport-McMoran Copper & Gold, Inc., Class B 16,000	620
• Imco Recycling, Inc. 2,400	18
• Kaiser Aluminum Corp. 2,000	—
Minerals Technologies, Inc. 3,100	170
• Mueller Industries, Inc. 1,700	54
• Phelps Dodge Corp. 7,330	452
Reliance Steel & Aluminum Co. 1,250	36
• RTI International Metals, Inc. 4,000	48
Southern Peru Copper Corp. 1,500	43
• Stillwater Mining Co. 1,133	8
• Titanium Metals Corp. 180	6
• Wolverine Tube, Inc. 1,000	5
	3,646
Oil: Domestic 1.1%	
Amerada Hess Corp. 6,400	330
Ashland, Inc. 4,000	149
• CAL Dive International, Inc. 1,500	31
Chesapeake Energy Corp. 6,600	79
• Comstock Resources, Inc. 4,500	67
ConocoPhillips 47,598	2,720
Consol Energy, Inc. 5,800	126
Crosstex Energy L.P. 1,000	42
Diamond Offshore Drilling, Inc. 9,300	172
• Enbridge Energy Management LLC 1,064	48
• Encore Acquisition Co. 1,500	35
• Energy Partners Ltd. 1,700	20
Frontier Oil Corp. 3,600	58

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Global Industries Ltd. 4,400	20
• Gulf Island Fabrication, Inc. 2,800	42
• Gulfmark Offshore, Inc. 1,600	22
• Harvest Natural Resources, Inc. 6,000	41
Holly Corp. 2,000	50
• Houston Exploration Co. 5,400	189
Kaneb Services LLC 1,466	41
Kerr-McGee Corp. 10,519	437
Magellan Midstream Partners 1,200	58
• Magnum Hunter Resources, Inc. 1,750	15
Marathon Oil Corp. 23,000	680
Markwest Energy Partners L.P. 500	19
• Meridian Resource Corp. 3,100	12
Murphy Oil Corp. 6,000	354
• Nabors Industries Ltd. 9,317	352
• National-Oilwell, Inc. 5,569	106
• Newfield Exploration Co. 3,700	147
• Nuevo Energy Co. 2,300	45
• OYO Geospace Corp. 300	4
Pacific Energy Partners L.P. 1,000	26
Patina Oil & Gas Corp. 3,125	132
• Patterson-UTI Energy, Inc. 6,600	189
• Pioneer Natural Resources Co. 8,400	222
• Plains Exploration & Production Co. 2,520	34
Pogo Producing Co. 6,300	263
• Premcor, Inc. 2,600	61
• Pride International, Inc. 5,200	85
• Quicksilver Resource, Inc. 1,400	36
• Remington Oil & Gas Corp. 1,400	25
• Spinnaker Exploration Co. 900	23
St. Mary Land & Exploration Co. 3,700	97
• Stone Energy Corp. 976	35
Sunoco Logistics Partners L.P. 2,000	68
Sunoco, Inc. 5,500	241
• Superior Energy Services, Inc. 4,900	44
• Syntroleum Corp. 4,000	16
TEPPCO Partners L.P. 4,000	151
• Tesoro Petroleum Corp. 4,800	55
• Transmontaigne, Inc. 1,600	9
• Transocean, Inc. 22,731	436
• Ultra Petroleum Corp. 6,500	119
• Universal Compression Holdings, Inc. 400	9

Security and Number of Shares	Mkt. Value ($ x 1,000)
Unocal Corp. 20,007	634
Valero L.P. 1,600	73
• Varco International, Inc. 7,140	126
Vintage Petroleum, Inc. 10,500	121
• Westport Resources Corp. 5,725	137
XTO Energy, Inc. 13,566	321
	10,299
Oil: International 2.6%	
• ATP Oil & Gas Corp. 1,600	8
ChevronTexaco Corp. 78,317	5,819
▲❺ Exxon Mobil Corp. 479,816	17,552
GlobalSantaFe Corp. 16,655	375
	23,754
Optical & Photo 0.2%	
• APA Optics, Inc. 1,000	3
• August Technology Corp. 1,300	25
• BMC Industries, Inc. 2,100	—
• Corning, Inc. 96,307	1,057
CPI Corp. 400	8
• Drexler Technology Corp. 1,000	15
Eastman Kodak Co. 26,000	635
• Fischer Imaging Corp. 500	2
Imation Corp. 2,000	68
• Ingram Micro, Inc., Class A 10,400	154
• Lexar Media, Inc. 5,400	124
• Meade Instruments Corp. 800	3
• Photronics, Inc. 1,400	30
• Polaroid Corp. 3,800	—
• StockerYale, Inc. 500	1
• Zomax, Inc. 2,000	12
• Zygo Corp. 500	8
	2,145
Paper & Forest Products 0.7%	
Boise Cascade Corp. 2,800	79
Bowater, Inc. 2,300	94
• Buckeye Technologies, Inc. 1,200	11
Chesapeake Corp. 1,000	24
CSS Industries, Inc. 900	24
Deltic Timber Corp. 700	20
Georgia-Pacific Corp. 44,365	1,166

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
International Paper Co. 35,304	1,389
•Kadant, Inc. 1	—
Kimberly-Clark Corp. 35,139	1,856
•Louisiana-Pacific Corp. 4,800	91
MeadWestvaco Corp. 8,674	225
•Packaging Corp. of America 6,000	118
Potlatch Corp. 13,400	419
Rayonier, Inc. 1,500	63
Rock-Tennessee Co., Class A 2,000	32
•Smurfit-Stone Container Corp. 10,900	169
Temple-Inland, Inc. 1,900	103
Wausau-Mosinee Paper Corp. 4,700	58
Weyerhaeuser Co. 11,250	678
	6,619

Producer Goods & Manufacturing 4.5%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Aaon, Inc. 1,575	29
•Actuant Corp., Class A 2,840	92
•Advanced Energy Industries, Inc. 3,900	89
•Aeroflex, Inc. 5,400	50
•AGCO Corp. 3,762	68
Alamo Group, Inc. 500	7
Albany International Corp., Class A 3,918	121
•American Standard Cos., Inc. 4,800	459
Ametek, Inc. 2,100	99
Applied Industrial Technologies, Inc. 2,900	65
Aptargroup, Inc. 2,200	79
•Astec Industries, Inc. 500	6
Avery Dennison Corp. 7,200	379
•AZZ, Inc. 700	9
Baldor Electric Co. 3,800	81
Barnes Group, Inc. 700	20
•BE Aerospace, Inc. 1,100	6
BHA Group Holdings, Inc. 1,500	35
•Blount International, Inc. 1,200	6
Blyth, Inc. 2,300	64
Briggs & Stratton Corp. 3,000	195
Butler Manufacturing Co. 1,200	21
•Cantel Medical Corp. 1,381	20
•Capstone Turbine Corp. 2,600	5
Caterpillar, Inc. 26,200	1,920

Security and Number of Shares	Mkt. Value ($ x 1,000)
CIRCOR International, Inc. 1,250	26
Clarcor, Inc. 1,700	69
Cognex Corp. 2,900	78
•Columbus McKinnon Corp. 2,400	13
Cooper Industries Ltd., Class A 7,200	381
•Cuno, Inc. 1,300	52
Curtiss-Wright Corp. 400	30
•CyberCare, Inc. 900	—
•Daisytek International Corp. 1,700	—
Deere & Co. 16,200	982
•DiamondCluster International, Inc., Class A 1,000	9
Dover Corp. 14,200	554
•DT Industries, Inc. 1,200	1
•Duratek, Inc. 1,500	14
Emerson Electric Co. 29,500	1,674
•Evergreen Solar, Inc. 1,000	3
•The Fairchild Corp., Class A 3,100	15
Fastenal Co. 3,600	160
Federal Signal Corp. 2,800	41
•Fisher Scientific International, Inc. 4,900	197
•Flowserve Corp. 3,900	80
•FMC Corp. 3,100	87
•Foster Wheeler Ltd. 2,500	3
Franklin Electric Co., Inc. 1,900	116
•Gardner Denver, Inc. 2,700	56
▲❶ General Electric Co. 714,566	20,730
The Gorman-Rupp Co. 800	19
Graco, Inc. 4,675	178
•GrafTech International Ltd. 2,100	22
Hardinge, Inc. 1,800	17
Harsco Corp. 3,100	119
Helix Technology Corp. 1,100	20
Herman Miller, Inc. 5,700	131
•Hexcel Corp. 2,000	14
HON Industries, Inc. 4,000	164
Honeywell International, Inc. 60,962	1,866
Hubbell, Inc., Class B 3,800	163
Hughes Supply, Inc. 1,300	50
•Ibis Technology Corp. 800	9
IDEX Corp. 2,100	78
Illinois Tool Works, Inc. 22,850	1,681
Ingersoll-Rand Co., Class A 11,200	676

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Ionics, Inc. 400	11
• Jacuzzi Brands, Inc. 2,000	14
• Jarden Corp. 1,100	45
JLG Industries, Inc. 1,800	21
Johnson Controls, Inc. 6,000	645
• Juno Lighting, Inc. 1,429	27
Kaydon Corp. 3,300	78
Kennametal, Inc. 1,500	55
Knape & Vogt Manufacturing Co. 2,200	26
• Kos Pharmaceuticals, Inc. 700	28
• Ladish Co., Inc. 1,300	10
Lawson Products, Inc. 2,000	60
Lennox International, Inc. 5,271	87
Libbey, Inc. 1,500	40
Lincoln Electric Holdings, Inc. 3,900	95
• Lone Star Technologies, Inc. 1,700	24
• Magnetek, Inc. 1,500	9
Manitowoc Co., Inc. 1,300	28
• Material Sciences Corp. 4,000	38
Matthews International Corp., Class A 1,900	51
• Maverick Tube Corp. 1,000	17
• Merix Corp. 1,200	21
• Micrel, Inc. 3,600	59
• Middleby Corp. 3,500	91
Milacron, Inc. 2,300	5
• Millipore Corp. 2,600	114
• Modtech Holdings, Inc. 1,000	8
• Moog, Inc., Class A 2,350	100
MSC Industrial Direct Co., Class A 4,300	102
NACCO Industries, Inc., Class A 1,300	102
• NATCO Group, Inc., Class A 1,200	8
NN, Inc. 1,800	22
Nordson Corp. 4,000	111
• Oceaneering International, Inc. 1,300	30
Pall Corp. 8,400	197
• Park-Ohio Holdings Corp. 2,600	23
Parker Hannifin Corp. 8,500	433
Penn Engineering & Manufacturing Corp. 1,000	18
Pentair, Inc. 3,500	144
• Plug Power, Inc. 2,248	14
• Possis Medical, Inc. 1,100	18
Precision Castparts Corp. 4,300	177
• Presstek, Inc. 1,100	8
• Proton Energy Systems, Inc. 1,400	4
Regal Beloit 1,200	24
• Research Frontiers, Inc. 800	8
Robbins & Myers, Inc. 1,400	30
• ROHN Industries, Inc. 1,800	—
Roper Industries, Inc. 1,500	74
• Safeguard Scientifics, Inc. 3,300	13
Sauer-Danfoss, Inc. 2,300	33
• Sequa Corp., Class A 2,800	134
• The Shaw Group, Inc. 2,000	27
Snap-On, Inc. 4,000	117
• SPS Technologies, Inc. 1,200	59
• SPX Corp. 8,610	414
Standex International Corp. 3,000	76
Steelcase, Inc., Class A 3,500	41
Stewart & Stevenson Services, Inc. 1,000	17
• Strattec Security Corp. 1,500	80
Tecumseh Products Co., Class A 700	29
Teleflex, Inc. 1,800	83
Tennant Co. 2,100	83
• Tenneco Automotive, Inc. 1,980	12
• Terex Corp. 1,200	27
The Timken Co. 7,300	122
Trinity Industries, Inc. 1,100	28
• Triumph Group, Inc. 1,200	39
• Ultratech Stepper, Inc. 1,300	41
Valhi, Inc. 8,600	108
Valmont Industries, Inc. 2,400	50
W.W. Grainger, Inc. 7,300	334
Watsco, Inc. 3,400	73
Watts Water Technologies, Inc., Class A 1,500	27
Woodward Governor Co. 500	23
X-Rite, Inc. 2,000	22
York International Corp. 3,800	151
	40,120

Railroad & Shipping 0.4%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Alexander & Baldwin, Inc. 5,600	174
Burlington Northern Santa Fe Corp. 27,800	804

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
CSX Corp. 14,600	465
Florida East Coast Industries, Class A 3,600	107
GATX Corp. 4,000	90
•Greenbrier Cos., Inc. 1,600	20
•Kansas City Southern Railway 2,550	34
Maritrans, Inc. 2,500	39
Norfolk Southern Corp. 26,400	532
•OMI Corp. 4,000	27
Overseas Shipholding Group 1,200	33
•SCS Transportation, Inc. 1,600	24
Union Pacific Corp. 19,500	1,221
Wabtec Corp. 2,828	43
	3,613

Real Property 1.7%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Alexander's, Inc. 700	75
Alexandria Real Estate Equities, Inc. 2,500	127
AMB Property Corp. 4,800	144
American Land Lease, Inc. 1,700	31
American Mortgage Acceptance Co. 1,500	25
•American Real Estate Partners L.P. 2,300	27
•American Realty Investors, Inc. 1,037	11
•American Retirement Corp. 700	2
AMLI Residential Properties 1,000	25
Annaly Mortgage Management, Inc. 6,900	113
Anthracite Capital, Inc. 4,900	50
Anworth Mortgage Asset Corp. 1,000	14
Apartment Investment & Management Co., Class A 7,400	303
Archstone-Smith Trust 15,285	408
Arden Realty, Inc. 5,500	154
AvalonBay Communities, Inc. 6,100	279
•Avatar Holdings, Inc. 700	23
Bedford Property Investors, Inc. 2,900	76
Boston Properties, Inc. 7,400	327
Brandywine Realty Trust 3,000	76
BRE Properties, Class A 2,500	81
Burnham Pacific Properties, Inc. 2,400	1
Camden Property Trust 2,300	91
Capital Automotive Real Estate Investment Trust 3,300	103
Capstead Mortgage Corp. 2,240	30

Security and Number of Shares	Mkt. Value ($ x 1,000)
CarrAmerica Realty Corp. 2,900	87
Catellus Development Corp. 6,600	147
CBL & Associates Properties, Inc. 2,200	117
Centerpoint Properties Trust 1,800	122
Chelsea Property Group, Inc. 4,000	197
Colonial Properties Trust 2,500	92
Commercial Net Lease Realty 3,320	57
Cornerstone Realty Income Trust, Inc. 2,200	18
Corporate Office Properties Trust SBI 3,500	68
Correctional Properties Trust 1,600	43
Cousins Properties, Inc. 2,700	78
Crescent Real Estate Equity Co. 7,400	114
Developers Diversified Realty Corp. 5,112	148
Duke Realty Corp. 10,490	307
EastGroup Properties, Inc. 900	26
Entertainment Properties Trust 2,700	87
Equity Inns, Inc. 2,700	23
Equity Office Properties Trust 27,738	777
Equity One, Inc. 6,600	111
Equity Residential 18,700	547
Essex Property Trust, Inc. 2,600	156
Federal Realty Investment Trust 2,700	102
FelCor Lodging Trust, Inc. 3,200	33
First Industrial Realty Trust 2,600	84
Forest City Enterprises, Inc., Class A 2,700	120
Gables Residential Trust 3,500	113
General Growth Properties, Inc. 5,200	398
Getty Realty Corp. 2,000	49
Glenborough Realty Trust, Inc. 2,900	57
Glimcher Realty Trust 3,800	80
Great Lakes Real Estate Investment Trust 1,000	16
Health Care Property Investors, Inc. 5,324	248
Health Care Real Estate Investment Trust, Inc. 2,700	90
Healthcare Realty Trust, Inc. 2,400	81
Heritage Property Investment Trust 2,000	56
Highwoods Properties, Inc. 3,100	77
Home Properties of NY, Inc. 2,500	96
•Homestore, Inc. 4,200	15
Hospitality Properties Trust 3,500	128
•Host Marriott Corp. 20,400	213
HRPT Properties Trust 7,100	66

Security and Number of Shares	Mkt. Value ($ x 1,000)
IMPAC Mortgage Holdings, Inc. 4,800	72
Innkeepers USA Trust 1,500	13
iStar Financial, Inc. 6,890	262
• Jones Lang LaSalle, Inc. 2,300	44
Keystone Property Trust 1,300	26
Kilroy Realty Corp. 2,300	66
Kimco Realty Corp. 6,850	285
Koger Equity, Inc. 2,700	52
Kramont Realty Trust 1,400	24
LaSalle Hotel Properties 1,000	17
Lexington Corp. Properties Trust 3,000	58
Liberty Property Trust 5,300	193
LNR Property Corp. 1,200	49
LTC Properties, Inc. 2,800	33
The Macerich Co. 2,700	109
Mack-Cali Realty Corp. 3,400	128
Maguire Properties, Inc. 3,000	65
Manufactured Home Communities, Inc. 3,000	114
• Meristar Hospitality Corp. 2,200	15
MI Developments, Inc. 229	6
Mid-America Apartment Communities, Inc. 2,500	78
The Mills Corp. 2,400	98
National Health Investors, Inc. 3,100	66
National Health Realty, Inc. 2,300	39
Nationwide Health Properties, Inc. 5,100	93
New Plan Excel Realty Trust 6,000	136
Newhall Land & Farming Co. L.P. 2,500	100
Novastar Financial, Inc. 1,000	74
Omega Healthcare Investors, Inc. 2,784	21
Pan Pacific Retail Properties, Inc. 2,201	98
Parkway Properties, Inc. 500	22
Plum Creek Timber Co., Inc. 12,547	331
Post Properties, Inc. 2,200	58
Prentiss Properties Trust 2,700	82
• Price Legacy Corp. 242	1
ProLogis 12,574	371
PS Business Parks, Inc. 500	19
Public Storage, Inc. 8,400	336
RAIT Investment Trust 3,300	77
Ramco-Gershenson Properties 1,400	34
Realty Income Corp. 2,300	91

Security and Number of Shares	Mkt. Value ($ x 1,000)
Reckson Associates Realty Corp. 2,800	62
Redwood Trust, Inc. 2,500	124
Regency Centers Corp. 3,200	119
The Rouse Co. 5,400	232
Saul Centers, Inc. 2,100	57
Senior Housing Properties Trust 4,950	74
Shelbourne Properties I, Inc. 500	9
Shelbourne Properties III, Inc. 500	8
Shurgard Storage Centers, Inc., Class A 3,000	109
Simon Property Group, Inc. 14,900	672
SL Green Realty Corp. 1,700	61
Sovran Self Storage, Inc. 800	27
The St. Joe Co. 5,300	175
Summit Properties, Inc. 3,300	74
Sun Communities, Inc. 500	18
Tanger Factory Outlet Centers 800	32
Taubman Centers, Inc. 4,100	83
Thornburg Mortgage, Inc. 5,300	144
The Town & Country Trust 1,000	23
• Trammell Crow Co. 1,300	18
Trizec Properties, Inc. 10,200	136
United Dominion Realty Trust, Inc. 9,400	164
Universal Health Realty Income 900	25
Urstadt Biddle Properties, Inc. 500	7
Urstadt Biddle Properties, Inc., Class A 1,000	14
US Restaurant Properties, Inc. 1,000	16
Ventas, Inc. 5,800	108
Vornado Realty Trust 8,000	404
Washington Real Estate Investment Trust 3,100	92
Weingarten Realty Investment 3,650	158
	15,141

Retail 6.8%

• 1-800-Flowers.com, Inc., Class A 3,700	39
• 99 Cents Only Stores 3,066	91
• A.C. Moore Arts & Crafts, Inc. 1,400	32
• Abercrombie & Fitch Co., Class A 8,300	237
• Advance Auto Parts, Inc. 1,680	131
Albertson's, Inc. 25,468	517
• Alloy, Inc. 3,100	14

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)	Security and Number of Shares	Mkt. Value ($ x 1,000)
• Amazon.com, Inc. 28,700	1,562	• The Finish Line, Class A 1,800	55
• American Eagle Outfitters, Inc. 5,050	81	Foot Locker, Inc. 14,100	252
• AnnTaylor Stores Corp. 6,550	234	• Footstar, Inc. 600	4
Arden Group, Inc., Class A 600	42	Fred's, Inc. 3,262	123
• Asbury Automotive Group, Inc. 1,600	27	Friedman's, Inc., Class A 1,500	18
• Autonation, Inc. 21,600	404	• FTD, Inc., Class A 1,500	37
• AutoZone, Inc. 8,900	855	• GameStop Corp., Class A 500	8
• Barnes & Noble, Inc. 7,400	221	The Gap, Inc. 65,900	1,257
• Bed, Bath & Beyond, Inc. 21,200	895	• Genesco, Inc. 1,300	22
• Best Buy Co., Inc. 23,650	1,379	• Great Atlantic & Pacific Tea Co. 2,200	14
• Big Lots, Inc. 11,100	167	• Guitar Center, Inc. 1,700	55
• BJ's Wholesale Club, Inc. 6,100	157	• The Gymboree Corp. 3,100	51
Blair Corp. 1,500	34	Home Depot, Inc. 163,000	6,042
• Borders Group, Inc. 9,000	204	• HOT Topic, Inc. 6,300	181
• Brightpoint, Inc. 1,650	47	• Insight Enterprises, Inc. 2,150	36
• Brookstone, Inc. 4,950	101	J.C. Penney Co., Inc. Holding Co. 20,100	475
Burlington Coat Factory Warehouse Corp. 2,500	54	• Jo-Ann Stores, Inc., Class A 3,300	99
• Carmax, Inc. 3,923	124	• Kirkland's, Inc. 1,000	22
Casey's General Stores, Inc. 2,600	40	• Kohl's Corp. 19,300	1,082
The Cato Corp., Class A 1,200	25	• Kroger Co. 53,300	932
• Central Garden & Pet Co. 1,600	44	Limited Brands, Inc. 39,144	689
• Charming Shoppes, Inc. 3,700	24	• Linens 'N Things, Inc. 4,800	142
• Chico's FAS, Inc. 3,150	118	Longs Drug Stores Corp. 1,800	40
• The Children's Place Retail Stores, Inc. 1,800	54	Lowe's Cos., Inc. 56,200	3,312
Christopher & Banks Corp. 2,650	77	The May Department Stores Co. 13,500	377
Circuit City Stores, Inc. 12,500	119	• The Men's Wearhouse, Inc. 2,400	71
Claire's Stores, Inc. 8,000	310	Michaels Stores, Inc. 4,900	233
• Coldwater Creek, Inc. 1,575	20	• The Neiman Marcus Group, Inc., Class A 2,700	128
• Cole National Corp. 1,300	29	• Nobel Learning Communities, Inc. 500	3
• Cost Plus, Inc. 700	32	Nordstrom, Inc. 10,300	314
• Costco Wholesale Corp. 30,600	1,082	• O'Reilly Automotive, Inc. 2,200	95
CVS Corp. 28,000	985	• Office Depot, Inc. 21,000	314
DEB Shops, Inc. 1,600	31	• OfficeMax, Inc. 6,700	64
Dillards, Inc., Class A 6,000	97	• Pacific Sunwear of California 9,975	230
Dollar General Corp. 25,275	568	• Party City Corp. 1,300	18
• Dollar Tree Stores, Inc. 5,150	197	• Pathmark Stores, Inc. 1,400	10
• The Dress Barn, Inc. 5,500	77	• Payless Shoesource, Inc. 2,406	32
• Duane Reade, Inc. 700	10	• PC Connection, Inc. 3,000	31
• Duckwall-ALCO Stores, Inc. 1,800	27	Pep Boys-Manny, Moe & Jack 2,500	48
Family Dollar Stores, Inc. 7,700	336	PETsMART, Inc. 7,600	195
Federated Department Stores, Inc. 22,400	1,065	Pier 1 Imports, Inc. 3,900	90
		• Pricesmart, Inc. 200	2

116   *See financial notes.*

Security and Number of Shares	Mkt. Value ($ x 1,000)
RadioShack Corp. 11,600	348
•Rent-A-Center, Inc. 5,250	164
•Retail Ventures, Inc. 700	4
•Rite Aid Corp. 34,900	200
Ross Stores, Inc. 4,200	210
Ruddick Corp. 3,100	49
Safeway, Inc. 30,900	652
•Saks, Inc. 16,900	235
•School Specialty, Inc. 1,600	45
Sears, Roebuck & Co. 21,200	1,116
•Shoe Carnival, Inc. 1,200	21
•ShopKo Stores, Inc. 8,900	138
•Spiegel, Inc., Class A 5,000	1
•Staples, Inc. 34,700	931
Talbots, Inc. 5,700	187
Target Corp. 64,600	2,567
Tiffany & Co. 6,500	308
TJX Cos., Inc. 35,400	743
•Too, Inc. 1,742	29
•Toys 'R' Us, Inc. 15,300	199
•Tractor Supply Co. 1,500	63
•Tuesday Morning Corp. 2,500	80
Unifirst Corp. 3,900	103
•United Stationers, Inc. 2,900	108
•Urban Outfitters, Inc. 3,200	107
▲❸ Wal-Mart Stores, Inc. 317,100	18,693
Walgreen Co. 73,900	2,573
Weis Markets, Inc. 1,700	62
•West Marine, Inc. 1,100	24
•The Wet Seal, Inc., Class A 3,075	34
•Whitehall Jewellers, Inc. 1,800	22
•Whole Foods Market, Inc. 3,600	213
•Williams-Sonoma, Inc. 9,200	325
•Winmark Corp. 1,200	22
Winn-Dixie Stores, Inc. 16,800	136
•Zale Corp. 1,260	65
	60,996

Steel 0.1%

•AK Steel Holding Corp. 4,027	10
Allegheny Technologies, Inc. 3,650	28
Ampco-Pittsburgh Corp. 2,800	34
Intermet Corp. 4,100	18

Security and Number of Shares	Mkt. Value ($ x 1,000)
Nucor Corp. 3,000	164
Quanex Corp. 2,500	100
Roanoke Electric Steel Corp. 800	8
Ryerson Tull, Inc. 1,600	13
Schnitzer Steel Industries, Inc., Class A 1,100	41
•Steel Dynamics, Inc. 1,700	32
Steel Technologies, Inc. 700	11
United States Steel Corp. 7,400	175
Worthington Industries, Inc. 4,700	69
	703

Telephone 3.2%

Adtran, Inc. 3,500	238
•Alaska Communications Systems Group, Inc. 2,700	13
Alltel Corp. 23,935	1,131
Applied Signal Technology, Inc. 2,100	43
AT&T Corp. 58,947	1,096
•AT&T Wireless Services, Inc. 192,734	1,397
Atlantic Tele-Network, Inc. 1,300	33
•Avaya, Inc. 30,385	393
BellSouth Corp. 134,450	3,537
•Centennial Communications Corp. 3,500	21
CenturyTel, Inc. 10,500	375
•Cincinnati Bell, Inc. 18,568	95
•Citizens Communications Co. 22,400	279
•Commonwealth Telephone Enterprises, Inc. 9,400	383
•Computer Access Technology Corp. 800	3
•Copper Mountain Networks, Inc. 200	2
•Covad Communications Group, Inc. 7,000	31
•Crown Castle International Corp. 20,900	265
•CTC Communications Group, Inc. 1,550	—
D&E Communications, Inc. 2,000	28
•Ditech Communications Corp. 1,600	17
•Equinix, Inc. 65	1
•Extreme Networks, Inc. 4,500	39
•Finisar Corp. 7,900	25
•Goamerica, Inc. 1,800	1
Hickory Tech Corp. 1,100	13
•ID Systems, Inc. 500	5
•Inet Technologies, Inc. 2,200	30
Inter-Tel, Inc. 6,000	151

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Interdigital Communications Corp. 2,000	34
•ITC Deltacom, Inc. 13	—
•ITXC Corp. 1,600	6
•j2 Global Communications, Inc. 2,000	57
•Level 3 Communications, Inc. 28,000	151
•Liberty Media Corp., Class A 176,077	1,777
•McLeodUSA, Inc., Class A Escrow 21,892	—
•Mpower Holding Corp. 27	—
•Net2Phone, Inc. 1,600	9
•Network Plus Corp. 2,000	—
•Nextel Communications, Inc., Class A 74,600	1,805
•Nextel Partners, Inc., Class A 6,700	81
North Pittsburgh Systems, Inc. 3,500	64
•Novatel Wireless, Inc. 160	1
•NTL, Inc. 3,500	216
NWH, Inc. 1,000	19
•Occam Networks, Inc. 1,900	—
•OmniSky Corp. 2,900	—
•Pegasus Communications Corp. 3,160	58
•PentaStar Communications, Inc. 600	—
•Price Communications Corp. 3,855	48
•Qwest Communications International, Inc. 118,337	418
•RCN Corp. 2,300	3
SBC Communications, Inc. 240,712	5,772
•Sonus Networks, Inc. 15,400	126
Sprint Corp. (FON Group) 72,700	1,163
•Sprint Corp. (PCS Group) 70,600	307
•SR Telecom, Inc. 60	—
•Sunrise Telecom, Inc. 2,000	8
Telephone & Data Systems, Inc. 4,300	269
•Time Warner Telecom, Inc., Class A 2,000	21
•Turnstone Systems, Inc. 1,600	5
•U.S. Cellular Corp. 3,600	122
•U.S. Wireless Corp. 400	—
•Ulticom, Inc. 2,300	24
•Utstarcom, Inc. 1,200	38
Verizon Communications, Inc. 200,286	6,730
Warwick Valley Telephone Co. 600	19
•WilTel Communications, Inc. 4,800	85
	29,081

Security and Number of Shares	Mkt. Value ($ x 1,000)
Tobacco 0.8%	
Altria Group, Inc. 144,800	6,733
•M & F Worldwide Corp. 1,200	13
R.J. Reynolds Tobacco Holdings, Inc. 7,332	352
Schweitzer-Mauduit International, Inc. 5,800	154
Universal Corp. 1,800	79
UST, Inc. 7,700	262
Vector Group Ltd. 1,227	20
	7,613
Travel & Recreation 0.7%	
•Alliance Gaming Corp. 3,000	73
•Ambassadors Group, Inc. 1,700	32
•Amerco, Inc. 900	17
•American Classic Voyages Co. 900	—
•Ameristar Casinos, Inc. 1,700	36
•Argosy Gaming Co. 1,600	38
•Aztar Corp. 1,900	40
•Bally Total Fitness Holding Corp. 1,300	9
Brunswick Corp. 13,900	412
Callaway Golf Co. 5,600	91
Carnival Corp. 35,500	1,239
Cedar Fair L.P. 5,300	151
Central Parking Corp. 1,600	19
•Choice Hotels International, Inc. 3,400	112
•Dick's Sporting Goods, Inc. 500	23
•Dollar Thrifty Automotive Group, Inc. 1,000	26
Dover Downs Gaming & Entertainment, Inc. 1,480	14
•Empire Resorts, Inc. 500	6
•Extended Stay America, Inc. 6,300	93
Harrah's Entertainment, Inc. 9,900	431
Hilton Hotels Corp. 27,926	442
•Interstate Hotels & Resorts, Inc. 82	1
•K2, Inc. 1,700	28
•Lakes Entertainment, Inc. 900	12
Mandalay Resort Group 4,100	161
The Marcus Corp. 4,600	69
Marine Products Corp. 180	3
Marriott International, Inc., Class A 16,200	700
•MGM MIRAGE 12,300	437

Security and Number of Shares	Mkt. Value ($ x 1,000)
•MTR Gaming Group, Inc. 2,300	25
•Multimedia Games, Inc. 750	28
•Navigant International, Inc. 4,300	65
•Park Place Entertainment Corp. 20,300	195
•Prime Hospitality Corp. 1,800	16
•Rent-Way, Inc. 3,200	19
•ResortQuest International, Inc. 3,000	22
Royal Caribbean Cruises Ltd. 12,800	380
•Scientific Games Corp., Class A 6,500	86
•Shuffle Master, Inc. 1,250	38
•Six Flags, Inc. 3,500	21
Speedway Motorsports, Inc. 2,300	66
•The Sports Authority, Inc. 370	14
Starwood Hotels & Resorts Worldwide, Inc. 15,230	514
Station Casinos, Inc. 4,650	138
•Stellent, Inc. 1,100	10
•Vail Resorts, Inc. 1,300	17
•WMS Industries, Inc. 1,500	35
	6,404

Trucking & Freight 0.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Arkansas Best Corp. 1,100	36
BancTrust Financial Group, Inc. 1,100	17
C.H. Robinson Worldwide, Inc. 7,500	294
CNF, Inc. 2,000	70
•Consolidated Freightways Corp. 2,700	—
Expeditors International Washington, Inc. 5,600	210
•Forward Air Corp. 1,100	32
Heartland Express, Inc. 1,971	49
•J.B. Hunt Transport Services, Inc. 4,000	102
•Knight Transportation, Inc. 1,800	45
•Landstar Systems, Inc. 3,800	278
•Old Dominion Freight Line 1,800	58
Paccar, Inc. 9,400	742
•Pacer International, Inc. 2,800	58
Roadway Corp. 1,400	72
Ryder Systems, Inc. 6,400	192
•Swift Transportation Co., Inc. 5,970	134
USF Corp. 1,300	41
Werner Enterprises, Inc. 3,332	60
•Yellow Corp. 1,200	39
	2,529

Utilities: Electric & Gas 2.7%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•The AES Corp. 41,596	364
AGL Resources, Inc. 4,300	121
•Allegheny Energy, Inc. 8,000	85
Allete, Inc. 5,700	172
Alliant Energy Corp. 4,300	103
Ameren Corp. 12,100	540
American Electric Power Co., Inc. 28,320	798
American States Water Co. 950	23
Atmos Energy Corp. 1,800	44
Avista Corp. 3,800	65
•BayCorp Holdings Ltd. 6	—
Black Hills Corp. 1,400	45
•Calpine Corp. 12,300	57
Cascade Natural Gas Corp. 1,000	19
Centerpoint Energy, Inc. 21,100	207
Central Vermont Public Service Corp. 2,700	62
CH Energy Group, Inc. 1,900	83
Cinergy Corp. 12,600	457
Cleco Corp. 3,400	57
•CMS Energy Corp. 5,000	41
Consolidated Edison, Inc. 10,300	417
Constellation Energy Group, Inc. 16,800	611
•Covanta Energy Corp. 2,100	—
Dominion Resources, Inc. 21,610	1,331
DPL, Inc. 8,952	163
DTE Energy Co. 11,301	417
Duke Energy Corp. 57,200	1,038
Duquesne Light Holdings, Inc. 6,100	98
•Edison International 58,700	1,157
El Paso Corp. 27,887	205
•El Paso Electric Co. 2,800	34
Energen Corp. 2,600	96
Energy East Corp. 9,714	218
Entergy Corp. 15,700	846
Equitable Resources, Inc. 4,400	181
Exelon Corp. 27,237	1,728
FirstEnergy Corp. 23,217	798
Florida Public Utilites Co. 1,066	16
FPL Group, Inc. 12,200	778
Great Plains Energy, Inc. 9,000	287

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Green Mountain Power Corp. 3,800	86
Hawaiian Electric Industries, Inc. 2,600	119
Idacorp, Inc. 1,700	46
KeySpan Corp. 10,900	381
Kinder Morgan, Inc. 10,700	573
The Laclede Group, Inc. 800	23
MDU Resources Group, Inc. 7,950	180
MGE Energy, Inc. 400	13
National Fuel Gas Co. 5,800	130
New Jersey Resources Corp. 1,650	62
•NewPower Holdings, Inc. 3,800	2
Nicor, Inc. 3,000	103
NiSource, Inc. 22,864	474
Northeast Utilities, Inc. 5,624	106
Northwest Natural Gas Co. 3,200	93
NSTAR 3,867	181
OGE Energy Corp. 3,500	80
Oneok, Inc. 4,400	88
Otter Tail Corp. 1,100	29
Peoples Energy Corp. 3,200	129
Pepco Holdings, Inc. 5,000	88
•PG&E Corp. 29,900	731
Philadelphia Suburban Corp. 2,937	69
Piedmont Natural Gas Co. 1,600	64
Pinnacle West Capital Corp. 3,800	139
PNM Resources, Inc. 2,000	57
PPL Corp. 12,500	499
Progress Energy, Inc. 16,159	696
Public Service Enterprise Group, Inc. 10,000	409
Puget Energy, Inc. 7,500	170
Questar Corp. 8,100	257
SCANA Corp. 7,905	271
Sempra Energy 16,675	464
•Sierra Pacific Resources 4,476	27
The Southern Co. 53,900	1,606
•Southern Union Co. 3,010	53
Southwest Gas Corp. 1,100	25
TECO Energy, Inc. 5,600	74

Security and Number of Shares	Mkt. Value ($ x 1,000)
Texas Genco Holdings, Inc. 2,680	80
TXU Corp. 14,900	340
•U.S. Energy Systems, Inc. 600	1
UGI Corp. 5,100	157
UIL Holdings Corp. 6,200	233
Unisource Energy Corp. 2,100	41
Vectren Corp. 5,766	136
Westar Energy, Inc. 5,700	114
WGL Holdings, Inc. 3,000	83
Williams Cos., Inc. 36,860	376
Wisconsin Energy Corp. 8,400	275
WPS Resources Corp. 2,400	106
Xcel Energy, Inc. 29,195	479
	24,780

Preferred Stock
0.0% of net assets

Real Property 0.0%

Commercial Net Lease Realty 147	**4**

Warrants
0.0% of net assets

Air Transportation 0.0%

Timco Aviation Services expires 2/28/07, 160	–

Business Machines & Software 0.0%

MicroStrategy, Inc. expires 6/24/04, 57	–

Non-Ferrous Metals 0.0%

Metals USA, Inc. expires 10/31/07, 97	–

Real Property 0.0%

Pinnacle Holdings, Inc. expires 11/13/07, 9	–

Security and Number of Shares	Mkt. Value ($ x 1,000)

Rights
0.0% of net assets

Business Machines & Software 0.0%

Comdisco Holding Co. 4,700	4

Healthcare/Drugs & Medicine 0.0%

Cell Pathways, Inc. 1,600	–

Telephone 0.0%

XO Communications, Inc. expires 1/14/03 8,601	3

Security Rate, Maturity Date	Face Value ($ x 1,000)

U.S. Treasury Obligations
0.1% of net assets

▲ U.S. Treasury Bills		
0.84%-0.93%, 12/18/03	310	**310**

End of investments. For totals, please see the first page of holdings for this fund.

Collateral Invested for Securities on Loan
10.9% of net assets

Commercial Paper & Other Corporate Obligations

American Express Centurion Bank		
1.11%, 12/12/03	4,378	4,378
1.11%, 01/27/04	1,579	1,579
American Express Credit Corp.		
1.11%, 04/16/04	2,492	2,492
1.09%, 05/13/04	2,424	2,424
Canadian Imperial Bank Corp.		
1.09%, 05/28/04	2,707	2,707

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Concord Minutemen Capital Corp.		
1.11%, 01/09/04	1,118	1,115
1.08%, 11/14/03	3,651	3,644
1.08%, 11/18/03	1,181	1,178
1.07%, 11/19/03	2,962	2,960
Crown Point Funding Corp.		
1.11%, 01/16/04	3,403	3,394
1.08%, 11/14/03	2,459	2,454
Depfa Bank PLC		
1.08%, 11/18/03	2,260	2,254
1.08%, 12/22/03	1,278	1,274
Fairway Finance Corp.		
1.10%, 01/12/04	1,235	1,232
General Electric Capital Corp.		
1.08%, 05/10/04	1,392	1,392
Lexington Parker		
1.07%, 11/06/03	580	580
Svenska Handelsbanken		
1.39%, 10/27/04	2,553	2,553
Tulip Funding Corp.		
1.07%, 11/10/03	4,803	4,798
Westdeutsche Landesbank AG		
1.09%, 09/23/04	2,324	2,323
1.09%, 09/29/04	3,676	3,675
1.08%, 10/12/04	926	926
		49,332

Short-Term Investments

Wells Fargo Bank Time Deposit		
1.06%, 11/03/03	6,436	**6,436**

Security and Number of Shares

Other Investment Companies

Institutional Money Market Trust 42,401,212	**42,401**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $94,850 of securities on loan)	$891,919
Collateral held for securities on loan	98,169
Receivables:	
Fund shares sold	1,684
Interest	4
Dividends	1,084
Investments sold	14,512
Income from securities on loan	15
Prepaid expenses	+ 43
Total assets	**1,007,430**

Liabilities

Collateral held for securities on loan	98,169
Cash Overdraft	6,958
Payables:	
Fund shares redeemed	386
Investments bought	3,173
Due to broker for futures	14
Investment adviser and administrator fees	1
Transfer agent and shareholder service fees	10
Accrued expenses	+ 131
Total liabilities	**108,842**

Net Assets

Total assets	1,007,430
Total liabilities	– 108,842
Net assets	**$898,588**

Net Assets by Source

Capital received from investors	941,236
Net investment income not yet distributed	7,185
Net realized capital losses	(22,578)
Net unrealized capital losses	(27,255)

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$469,499		26,863		$17.48
Select Shares®	$429,089		24,495		$17.52

Unless stated, all numbers x 1,000.

The fund paid $919,360 for these securities. Not counting short-term obligations and government securities, the fund paid $241,442 for securities during the report period and received $22,234 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had eleven open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $2,886 and net unrealized gains of $89 and twelve open Russell 2000 futures due to expire on December 21, 2003 with an aggregate contract value of $3,170 and net unrealized gains of $97.

Federal Tax Data

Portfolio cost	$920,253
Net unrealized gains and losses:	
Gains	$139,980
Losses	+ (168,314)
	($28,334)
Undistributed earnings:	
Ordinary income	$7,180
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2007	$18
2008	3,413
2009	2,000
2010	11,486
2011	+ 4,577
	$21,494
Reclassifications:	
Net realized capital losses	$3
Reclassified as:	
Net investment income not yet distributed	($3)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$11,488
Interest		58
Securities on loan	+	216
Total investment income		**11,762**

An additional $1 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold		(6,655)
Net realized gains on futures contracts	+	1,361
Net realized losses		**(5,294)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		155,330
Net unrealized gains on futures contracts	+	222
Net unrealized gains		**155,552**

Expenses

Investment adviser and administrator fees		1,913
Transfer agent and shareholder service fees:		
Investor Shares		872
Select Shares®		339
Trustees' fees		9
Custodian fees		58
Portfolio accounting fees		116
Professional fees		39
Registration fees		89
Shareholder reports		90
Other expenses	+	27
Total expenses		3,552
Expense reduction	−	492
Net expenses		**3,060**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $386 from the investment adviser (CSIM) and $106 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.58
Select Shares	0.39

Prior to March 1, 2003, these limits were 0.40% and 0.27% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		11,762
Net expenses	−	3,060
Net investment income		**8,702**
Net realized losses		(5,294)
Net unrealized gains	+	155,552
Increase in net assets from operations		**$158,960**

These add up to a net gain on investments of $150,258

See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$8,702	$6,337
Net realized losses	(5,294)	(11,625)
Net unrealized gains or losses	+ 155,552	(71,931)
Increase or decrease in net assets from operations	**158,960**	**(77,219)**

Distributions Paid

Dividends from net investment income		
Investor Shares	3,195	2,256
Select Shares®	+ 3,512	2,809
Total dividends from net investment income	**$6,707**	**$5,065**

Transactions in Fund Shares

	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 VALUE	11/1/01–10/31/02 SHARES	11/1/01–10/31/02 VALUE
Shares Sold				
Investor Shares	12,774	$194,287	8,607	$139,890
Select Shares	+ 11,399	172,567	7,243	117,125
Total shares sold	**24,173**	**$366,854**	**15,850**	**$257,015**
Shares Reinvested				
Investor Shares	209	$2,984	120	$2,114
Select Shares	+ 203	2,911	139	2,439
Total shares reinvested	**412**	**$5,895**	**259**	**$4,553**
Shares Redeemed				
Investor Shares	(4,461)	($68,649)	(3,882)	($62,511)
Select Shares	+ (5,507)	(85,326)	(4,446)	(70,982)
Total shares redeemed	**(9,968)**	**($153,975)**	**(8,328)**	**($133,493)**
Net transactions in fund shares	**14,617**	**$218,774**	**7,781**	**$128,075**

Shares Outstanding and Net Assets

	11/1/02–10/31/03 SHARES	11/1/02–10/31/03 NET ASSETS	11/1/01–10/31/02 SHARES	11/1/01–10/31/02 NET ASSETS
Beginning of period	36,741	$527,561	28,960	$481,770
Total increase	+ 14,617	371,027	7,781	45,791
End of period	**51,358**	**$898,588**	**36,741**	**$527,561**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:	
Ordinary Income	$6,707
Long-term capital gains	$–
Prior period:	
Ordinary Income	$5,065
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:	
Investor Shares	$76
Select Shares	+ 173
Total	**$249**
Prior period:	
Investor Shares	$65
Select Shares	+ 60
Total	**$125**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $7,185 and $5,193 for the current period and prior period, respectively.

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	10.47	12.22	17.13	17.93	14.21
Income or loss from investment operations:					
Net investment income	0.23	0.21	0.15	0.20	0.19
Net realized and unrealized gains or losses	2.25	(1.82)	(4.81)	(0.85)	3.66
Total income or loss from investment operations	2.48	(1.61)	(4.66)	(0.65)	3.85
Less distributions:					
Dividends from net investment income	(0.21)	(0.14)	(0.25)	(0.15)	(0.13)
Net asset value at end of period	12.74	10.47	12.22	17.13	17.93
Total return (%)	24.24	(13.34)	(27.58)	(3.69)	27.31
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.65	0.58	0.58	0.58[1]	0.58
Gross operating expenses	0.74	0.76	0.75	0.82	0.99
Net investment income	2.01	1.70	1.14	1.60	1.24
Portfolio turnover rate	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	494	443	519	637	447

[1] The ratio of net operating expenses would have been 0.59% if certain non-routine expenses (proxy fees) had been included.

Financial Highlights

Select Shares®	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	10.47	12.23	17.14	17.96	14.23
Income or loss from investment operations:					
Net investment income	0.25	0.21	0.16	0.27	0.18
Net realized and unrealized gains or losses	2.26	(1.82)	(4.80)	(0.91)	3.70
Total income or loss from investment operations	2.51	(1.61)	(4.64)	(0.64)	3.88
Less distributions:					
Dividends from net investment income	(0.23)	(0.15)	(0.27)	(0.18)	(0.15)
Net asset value at end of period	12.75	10.47	12.23	17.14	17.96
Total return (%)	24.50	(13.31)	(27.45)	(3.65)	27.49
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.49	0.47	0.47	0.47[1]	0.47
Gross operating expenses	0.59	0.61	0.60	0.67	0.86
Net investment income	2.19	1.81	1.25	1.71	1.57
Portfolio turnover rate	7	13	18	16	5
Net assets, end of period ($ x 1,000,000)	629	536	616	700	449

[1] The ratio of net operating expenses would have been 0.48% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by country and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.4% Foreign Common Stock	1,070,673	1,115,751
0.4% Foreign Preferred Stock	2,913	4,024
0.0% Warrants	724	606
0.0% Rights	—	392
0.0% Short-Term Investment	43	43
99.8% Total Investments	1,074,353	1,120,816
4.5% Collateral Invested for Securities on Loan	50,420	50,420
(4.3)% Other Assets and Liabilities, Net		(48,298)
100.0% Total Net Assets		1,122,938

Foreign Common Stock 99.4% of net assets

Australia 4.0%

Amcor Ltd. 170,097	1,026
AMP Ltd. 243,014	1,135
Australia & New Zealand Banking Group Ltd. 299,660	3,785
BHP Billiton Ltd. 753,530	6,266
Coles Myer Ltd. 218,165	1,203
Commonwealth Bank of Australia 256,408	5,003
Foster's Group Ltd. 446,157	1,447
Insurance Australia Group Ltd. 337,549	1,066

Security and Number of Shares	Mkt. Value ($ x 1,000)
Macquarie Bank Ltd. 41,612	1,029
Macquarie Infrastructure Group 386,221	869
National Australia Bank Ltd. 306,901	6,661
News Corp. Ltd. 292,452	2,604
QBE Insurance Group Ltd. 125,449	917
Rio Tinto Ltd. 60,818	1,538
Suncorp-Metway Ltd. 107,619	990
Telstra Corp. Ltd. 416,897	1,402
Wesfarmers Ltd. 80,774	1,662
Westpac Banking Corp. 346,721	3,973
Woodside Petroleum Ltd. 101,251	951
Woolworths Ltd. 202,146	1,595
	45,122

Belgium 0.7%

Dexia 121,918	1,920
Electrabel SA 6,048	1,673
Fortis 211,219	3,767
Solvay SA 12,932	963
	8,323

Canada 5.8%

Alcan, Inc. 62,405	2,490
Bank of Montreal 99,813	3,736
Bank of Nova Scotia 99,352	4,935
Barrick Gold Corp. 110,291	2,146
BCE, Inc. 65,656	1,487
• Biovail Corp. 27,400	659
Bombardier, Inc., Class B 279,400	1,255
Brascan Corp. 31,900	908
Canadian Imperial Bank of Commerce 75,516	3,392
Canadian National Railway Co. 39,116	2,352
Canadian Natural Resources Ltd. 25,900	1,100
Canadian Pacific Railway Ltd. 32,300	905
Enbridge, Inc. 33,700	1,324
EnCana Corp. 97,217	3,339
George Weston Ltd. 11,500	900
Imperial Oil Ltd. 24,010	956
• Inco Ltd. 37,300	1,238

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Loblaw Cos. Ltd. 21,098	1,022
Magna International, Inc., Class A 16,447	1,319
Manulife Financial Corp. 98,250	2,982
•MI Developments, Inc., Class A 8,223	207
National Bank of Canada 36,900	1,145
•Nortel Networks Corp. 784,900	3,502
Petro-Canada 48,400	1,951
Placer Dome, Inc. 83,200	1,285
Power Corp. of Canada 35,402	1,163
Power Financial Corp. 26,300	906
Royal Bank of Canada 136,817	6,589
Sun Life Financial Services of Canada, Inc. 130,364	3,223
Suncor Energy, Inc. 81,600	1,714
Talisman Energy, Inc. 25,625	1,252
Thomson Corp. 40,000	1,310
TransCanada Corp. 94,561	1,930
	64,622

Denmark 0.6%

AP Moller-Maersk A/S 224	1,759
Danske Bank A/S 103,537	2,089
Novo-Nordisk A/S, Class B 50,724	1,824
TDC A/S 23,628	759
	6,431

France 10.5%

Accor SA 37,106	1,459
Air Liquide SA 19,987	2,962
•Alcatel SA, Class A 245,737	3,242
Arcelor SA 74,513	1,063
Aventis SA 134,970	7,147
AXA 281,489	5,334
BNP Paribas 161,683	8,496
Bouygues 42,044	1,144
•Cap Gemini SA 21,739	1,096
Carrefour SA 112,519	5,907
Cie Generale D'Optique Essilor International SA 19,882	956
Compagnie de Saint-Gobain 60,643	2,558
Credit Agricole SA 67,809	1,440

Security and Number of Shares	Mkt. Value ($ x 1,000)
European Aeronautic Defense & Space Co. 61,447	1,250
•France Telecom SA 158,066	3,826
Groupe Danone 24,586	3,710
L'oreal 69,764	5,158
Lafarge SA 33,456	2,396
Lagardere S.C.A. 24,730	1,244
LVMH Moet-Hennessy Louis Vuitton SA 44,980	3,109
Michelin (C.G.D.E.), Class B 28,839	1,131
Pechiney, Class A 15,156	838
Pernod-Ricard 11,468	1,107
Peugeot SA 37,097	1,591
Pinault-Printemps-Redoute SA 14,727	1,501
Renault SA 30,391	2,010
Sanofi-Synthelabo SA 74,329	4,601
Schneider Electric SA 40,373	2,363
Societe Generale, Class A 65,700	4,880
Societe Television Francaise 1 26,048	781
STMicroelectronics NV 117,296	3,123
Suez SA 155,587	2,496
❺ Total Fina Elf SA 131,656	20,463
Veolia Environnement 52,576	1,173
Vinci SA 13,931	1,010
•Vivendi Universal SA 177,845	3,736
◆•Vivendi Universal SA 54,392	1,144
	117,445

Germany 6.9%

Adidas-Salomon AG 9,200	852
Allianz AG 55,988	6,002
Altana AG 12,100	763
BASF AG 108,135	4,960
Bayer AG 128,045	3,077
•Bayerische Hypo-und Vereinsbank AG 66,874	1,473
Commerzbank AG 88,400	1,747
DaimlerChrysler AG 173,770	6,482
Deutsche Bank AG 106,276	7,010
Deutsche Boerse AG 19,400	1,079
Deutsche Post AG 75,227	1,447
•Deutsche Telekom AG 420,162	6,618

Security and Number of Shares	Mkt. Value ($ x 1,000)
E.ON AG 118,150	5,972
• Hypo Real Estate Holding 16,719	292
• Infineon Technologies AG 75,100	1,107
Linde AG 18,812	863
Metro AG 29,214	1,195
Muenchener Rueckversicherungs AG 23,640	2,819
RWE AG 69,676	1,936
SAP AG 40,624	5,910
Schering AG 33,246	1,553
Siemens AG 160,190	10,801
ThyssenKrupp AG 63,966	1,067
Volkswagen AG 46,293	2,335
	77,360

Hong Kong / China 1.3%

Cheung Kong Holdings Ltd. 299,000	2,493
CLP Holdings Ltd. 387,080	1,749
Hang Seng Bank Ltd. 154,700	1,932
Hong Kong & China Gas Co. 718,400	994
HongKong Electric Holdings 277,756	1,084
Hutchison Whampoa Ltd. 445,800	3,459
Sun Hung Kai Properties Ltd. 265,694	2,250
Swire Pacific Ltd., Class A 190,000	1,160
	15,121

Italy 3.1%

Alleanza Assicurazioni SPA 100,995	1,011
Assicurazioni Generali SPA 194,418	4,475
Banca Intesa SPA 735,870	2,481
Banco Popolare di Verona e Novara 75,422	1,166
Enel SPA 429,348	2,685
ENI-Ente Nazionale Idrocarburi SPA 514,100	8,164
Mediaset SPA 110,368	1,115
Mediobanca SPA 95,210	957
Riunione Adriatica di Sicurta SPA 60,519	946
Sanpaolo IMI SPA 189,885	2,137

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Telecom Italia SPA 1,239,033	2,149
TIM SPA 753,178	3,476
UniCredito Italiano SPA 767,312	3,782
	34,544

Japan 19.2%

Advantest Corp. 13,000	968
Aeon Co. Ltd. 48,000	1,585
Ajinomoto Co., Inc. 111,000	1,121
Asahi Glass Co. Ltd. 146,000	1,153
Asahi Kasei Corp. 250,000	1,192
Bridgestone Corp. 126,000	1,650
Canon, Inc. 171,000	8,275
Chubu Electric Power Co., Inc. 122,100	2,449
Dai Nippon Printing Co. Ltd. 117,000	1,807
Denso Corp. 92,000	1,745
East Japan Railway Co. 653	2,958
Eisai Co. Ltd. 37,000	868
Fanuc Ltd. 24,300	1,461
Fuji Photo Film Co. Ltd. 92,000	2,711
Fujisawa Pharmaceutical Co. Ltd. 47,000	970
• Fujitsu Ltd. 326,000	2,043
Honda Motor Co. Ltd. 158,700	6,265
Hoya Corp. 23,600	2,136
Ito-Yokado Co. Ltd. 68,000	2,499
Itochu Corp. 273,000	921
Japan Tobacco, Inc. 158	1,055
• JFE Holdings, Inc. 94,000	2,403
The Kansai Electric Power Co. 130,000	2,247
Kao Corp. 109,000	2,241
KDDI Corp. 1	2
Keyence Corp. 6,900	1,518
• Kinki Nippon Railway Co. Ltd. 305,830	921
Kirin Brewery Co. Ltd. 127,000	1,015
Komatsu Ltd. 193,000	1,045
Konica Minolta Holdings, Inc. 81,000	1,065
Kyocera Corp. 34,500	2,077

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Kyushu Electric Power Co. 82,400	1,361
Matsushita Electric Industrial Co. Ltd. 420,912	5,548
Millea Holdings, Inc. 303	3,611
Mitsubishi Corp. 219,000	2,273
Mitsubishi Electric Corp. 303,000	1,353
Mitsubishi Estate Co. Ltd. 190,000	1,822
Mitsubishi Heavy Industries Ltd. 565,000	1,552
Mitsubishi Tokyo Financial Group, Inc. 819	5,885
Mitsui & Co. Ltd. 239,000	1,739
Mitsui Fudosan Co. Ltd. 142,000	1,321
Mitsui Sumitomo Insurance Co. Ltd. 273,000	2,250
•Mizuho Financial Group, Inc. 1,155	2,826
Murata Manufacturing Co. Ltd. 47,900	2,723
NEC Corp. 269,000	2,376
Nikko Cordial Corp. 283,000	1,527
Nintendo Co. Ltd. 19,700	1,521
Nippon Oil Corp. 250,000	1,235
Nippon Steel Corp. 1,020,000	2,097
Nippon Telegraph & Telephone Corp. 1,053	4,703
Nissan Motor Co. Ltd. 506,000	5,671
Nitto Denko Corp. 28,000	1,470
Nomura Holdings, Inc. 359,000	6,165
NTT Data Corp. 284	1,258
NTT DoCoMo, Inc. 3,570	7,729
OJI Paper Co. Ltd. 165,000	878
Olympus Corp. 43,000	943
Omron Corp. 43,000	943
Osaka Gas Co. Ltd. 394,000	1,089
Pioneer Corp. 31,000	773
Ricoh Co. Ltd. 131,000	2,484
Rohm Co. Ltd. 21,000	2,831
Sankyo Co. Ltd. 60,000	961
Sanyo Electric Co. Ltd. 309,000	1,417
Secom Co. Ltd. 43,500	1,701
Sekisui House Ltd. 94,000	923
Seven-Eleven Japan Co. 78,000	2,469

Security and Number of Shares	Mkt. Value ($ x 1,000)
Sharp Corp. 184,000	2,897
Shin-Etsu Chemical Co. Ltd. 74,900	2,787
Shionogi & Co. Ltd. 61,000	1,024
The Shizuoka Bank Ltd. 116,000	819
SMC Corp. 11,000	1,324
Softbank Corp. 41,000	2,107
Sompo Japan Insurance, Inc. 160,000	1,324
Sony Corp. 175,500	6,114
Sumitomo Corp. 137,000	951
Sumitomo Electric Industries Ltd. 131,000	1,126
Sumitomo Mitsui Financial Group, Inc. 764	3,843
Takeda Chemical Industries Ltd. 172,200	6,093
TDK Corp. 22,000	1,441
Tohoku Electric Power Co. 83,700	1,357
The Tokyo Electric Power Co., Inc. 230,300	4,912
Tokyo Electron Ltd. 31,000	2,222
Tokyo Gas Co. Ltd. 507,000	1,739
Toppan Printing Co. Ltd. 122,000	1,119
Toshiba Corp. 566,000	2,270
❿ Toyota Motor Corp. 551,500	15,702
•UFJ Holdings, Inc. 686	2,931
West Japan Railway Co. 225	837
Yamanouchi Pharmaceutical Co. Ltd. 59,000	1,481
Yamato Transport Co. Ltd. 78,000	1,037
	215,251

Netherlands 5.7%

ABN Amro Holdings NV 298,017	6,253
Aegon NV 276,549	3,626
Akzo Nobel NV 51,942	1,642
•ASML Holding NV 93,364	1,620
DSM NV 16,462	755
Heineken NV 39,259	1,401
ING Groep NV 340,404	7,068
•Koninklijke Ahold NV 138,958	1,176

Security and Number of Shares	Mkt. Value ($ x 1,000)
Koninklijke Philips Electronics NV 263,980	7,117
Reed Elsevier NV 117,871	1,313
❻ Royal Dutch Petroleum Co. 422,591	18,752
• Royal KPN NV 360,914	2,744
TPG NV 67,143	1,448
Unilever NV 113,789	6,610
VNU NV 47,654	1,451
Wolters Kluwer NV 55,267	777
	63,753
Singapore 0.6%	
DBS Group Holdings Ltd. 217,778	1,789
Oversea-Chinese Banking Corp. 185,000	1,286
Singapore Press Holdings Co. Ltd. 74,666	845
Singapore Telecommunications Ltd. 1,180,696	1,166
United Overseas Bank Ltd. 237,000	1,851
	6,937
Spain 3.6%	
Altadis SA 57,998	1,406
• Antena 3 Television SA 3,262	107
Banco Bilbao Vizcaya Argentaria SA 604,944	6,941
Banco Popular Espanol 29,001	1,508
Banco Santander Central Hispano SA 854,969	8,200
Endesa SA 186,597	2,961
Gas Natural SDG SA 37,672	724
Iberdrola SA 149,580	2,495
Inditex SA 47,334	978
Repsol YPF SA 178,984	3,121
Telefonica SA 964,517	11,997
	40,438

Security and Number of Shares	Mkt. Value ($ x 1,000)
Sweden 1.6%	
Electrolux AB, Series B 61,579	1,263
Hennes & Mauritz AB, Series B 98,150	2,082
Nordea AB 486,740	3,020
Sandvik AB 44,107	1,312
Skandinaviska Enskilda Banken, Series A 85,410	1,029
Svenska Cellulosa AB, Series B 41,064	1,550
Svenska Handelsbanken AB, Series A 112,602	1,985
• Telefonaktiebolaget LM Ericsson, Class B 3,006,733	5,165
Volvo AB, Series B 40,445	1,130
	18,536
Switzerland 8.0%	
• ABB Ltd. 204,408	1,202
Adecco SA, Registered 26,587	1,568
• Ciba Specialty Chemicals AG 14,322	948
Compangnie Financiere Richemont AG, Series A 102,430	2,305
Credit Suisse Group 237,823	8,379
Holcim Ltd. 30,865	1,299
❽ Nestle SA, Registered 81,268	17,892
❼ Novartis AG, Registered 476,511	18,163
Roche Holdings — Genus 143,196	11,849
Serono SA, Series B 1,193	824
Swiss Reinsurance, Registered 65,184	4,103
Swisscom AG, Registered 5,043	1,467
Syngenta AG 20,323	1,089
UBS AG, Registered 238,248	14,630
• Zurich Financial Services AG 28,547	3,656
	89,374
United Kingdom 27.8%	
Amersham PLC 136,906	1,704
Amvescap PLC 119,189	944
❾ AstraZeneca PLC 350,878	16,481
Aviva PLC 444,350	3,646

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
BAA PLC 211,384	1,672
BAE Systems PLC 605,069	1,879
Barclays PLC 1,321,019	11,141
BG Group PLC 727,751	3,319
BHP Billiton PLC 472,369	3,709
BOC Group PLC 97,556	1,330
Boots Group PLC 162,117	1,960
❷ BP PLC 4,449,092	30,879
British American Tobacco PLC 319,563	3,864
British Land Co. PLC 100,943	886
• British Sky Broadcasting PLC 246,398	2,676
BT Group PLC 1,748,011	5,502
Cable & Wireless PLC 485,728	1,123
Cadbury Schweppes PLC 431,126	2,764
Carnival PLC 36,790	1,270
Centrica PLC 861,673	2,698
Compass Group PLC 440,157	2,538
Diageo PLC 614,379	7,225
Dixons Group PLC 356,181	820
Emap PLC 52,220	709
Friends Provident PLC 333,413	777
❹ GlaxoSmithKline PLC 1,197,647	25,648
Granada PLC 564,218	1,123
GUS PLC 205,342	2,509
Hanson Plc 150,209	1,040
HBOS PLC 766,462	8,916
Hilton Group PLC 350,064	1,152
❶ HSBC Holdings PLC 2,165,929	32,528
Imperial Tobacco Group PLC 142,051	2,355
• Intercontinental Hotels Group PLC 149,688	1,358
J. Sainsbury PLC 313,408	1,506
Kingfisher PLC 442,761	2,123
Land Securities Group PLC 95,357	1,458
Legal & General Group PLC 1,220,030	2,153
Lloyds TSB Group PLC 1,130,020	7,848

Security and Number of Shares	Mkt. Value ($ x 1,000)
Man Group PLC 57,326	1,410
Marks & Spencer Group PLC 443,141	2,164
National Grid Transco PLC 616,442	3,936
Next PLC 57,431	1,150
Pearson PLC 158,738	1,643
Prudential PLC 410,142	3,182
Reckitt Benckiser PLC 111,099	2,338
Reed Elsevier PLC 261,955	2,036
Rentokil Initial PLC 364,152	1,380
Reuters Group PLC 267,194	1,164
Rio Tinto PLC 216,014	5,238
Rolls-Royce Group PLC 296,618	955
Royal Bank of Scotland Group PLC 556,113	14,901
SABMiller PLC 162,857	1,376
Safeway PLC 215,328	1,060
Sage Group PLC 246,979	782
Scottish & Newcastle PLC 145,929	856
Scottish & Southern Energy PLC 173,758	1,809
Scottish Power PLC 382,227	2,270
Severn Trent Water PLC 70,101	842
Shell Transport & Trading Co. PLC 1,919,478	11,987
Smith & Nephew PLC 175,479	1,394
Smiths Group PLC 107,917	1,285
Tesco PLC 1,445,671	5,796
Unilever PLC 548,778	4,679
United Utilities PLC 124,590	996
❸ Vodafone Group PLC 13,840,849	29,065
Wolseley PLC 111,522	1,367
WPP Group PLC 230,860	2,200
	312,494

United States 0.0%

• NTL Europe, Inc. 41	—

Security and Number of Shares	Mkt. Value ($ x 1,000)

Foreign Preferred Stock
0.4% of net assets

Australia 0.3%

News Corp. Ltd. 425,956	**3,134**

Germany 0.1%

Henkel KGaA 12,100	**890**

Warrants
0.0% of net assets

France 0.0%

• Casino Guichard Perrachon SA, expires 12/15/03, 1,026	—
• Casino Guichard Perrachon SA, expires 12/15/05, 1,026	1
• France Telecom-CVG Equant NV, expires 06/29/04, 35,326	605
	606

United States 0.0%

• NTL, Inc., Series A, expires 01/13/11, 48	—

Rights
0.0% of net assets

Australia 0.0%

• AMP Ltd. 243,014	14
• Australia & New Zealand Banking Group Ltd. 54,484	167
	181

France 0.0%

• Credit Agricole SA 67,809	**16**

Germany 0.0%

• Muenchener Rueckversicherungs AG 23,640	**195**

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Short-Term Investment
0.0% of net assets

Brown Brothers Harriman, Grand Cayman Time Deposit 0.50%, 11/03/03	43	**43**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares

Collateral Invested for Securities on Loan
4.5% of net assets

Other Investment Companies

Securities Lending Investment Fund 50,419,584	**50,420**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $47,564 of securities on loan)		$1,120,816
Collateral held for securities on loan		50,420
Foreign currency		28
Receivables:		
Fund shares sold		1,077
Dividends		1,578
Income from securities on loan		17
Dividend tax reclaim		408
Prepaid expenses	+	27
Total assets		**1,174,371**

Liabilities

Collateral held for securities on loan		50,420
Cash overdraft		28
Payables:		
Fund shares redeemed		706
Investment adviser and administrator fees		13
Transfer agent and shareholder service fees		9
Accrued expenses	+	257
Total liabilities		**51,433**

Net Assets

Total assets		1,174,371
Total liabilities	–	51,433
Net assets		**$1,122,938**

Net Assets by Source

Capital received from investors	1,363,651
Net investment income not yet distributed	20,044
Net realized capital losses	(307,255)
Net unrealized capital gains	46,498

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$493,559		38,727		$12.74
Select Shares®	$629,379		49,374		$12.75

Unless stated, all numbers x 1,000.

The fund paid $1,074,353 for these securities. Not counting short-term obligations and government securities, the fund paid $73,693 for securities during the report period, and received $133,500 from securities it sold or that matured.

The fund paid $27 for these currencies.

Federal Tax Data

Portfolio cost	$1,079,866
Net unrealized gains and losses:	
Gains	$170,034
Losses	+ (129,084)
	$40,950
Undistributed earnings:	
Ordinary income	$20,158
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2004	$1,743
2005	1,837
2006	11,905
2007	7
2008	3,669
2009	130,942
2010	112,722
2011	+ 39,016
	$301,841
Reclassifications:	
Capital received from investors	$4
Net investment income not yet distributed	$233
Reclassified as:	
Net realized capital losses	($237)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Investment Income

Dividends	$25,891
Interest	12
Securities on loan	+ 801
Total investment income	**26,704**

Net Realized Gains and Losses

Net realized losses on investments sold	(38,072)
Net realized gains on foreign currency transactions	+ 233
Net realized losses	**(37,839)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	241,990
Net unrealized losses on foreign currency transactions	+ (36)
Net unrealized gains	**241,954**

Expenses

Investment adviser and administrator fees	4,046
Transfer agent and shareholder service fees:	
Investor Shares	1,105
Select Shares®	557
Trustees' fees	9
Custodian fees	434
Portfolio accounting fees	162
Professional fees	39
Registration fees	44
Shareholder reports	117
Interest expense	5
Other expenses	+ 19
Total expenses	6,537
Expense reduction	− 907
Net expenses	**5,630**

Increase in Net Assets from Operations

Total investment income	26,704
Net expenses	− 5,630
Net investment income	**21,074**
Net realized losses	(37,839)
Net unrealized gains	+ 241,954
Increase in net assets from operations	**$225,189**

Unless stated, all numbers x 1,000.

An additional $3,149 was withheld for foreign taxes.

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $697 from the investment adviser (CSIM) and $210 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through at least February 29, 2004, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

Prior to March 1, 2003, these limits were 0.58% and 0.47% for the Investor Shares and Select Shares, respectively. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $204,115.

See financial notes.   135

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net Investment income	$21,074	$19,959
Net realized losses	(37,839)	(111,855)
Net unrealized gains or losses +	241,954	(61,568)
Increase or decrease in net assets from operations	**225,189**	**(153,464)**

Distributions Paid

Dividends from net investment income		
Investor Shares	9,001	5,966
Select Shares® +	11,662	7,879
Total dividends from net investment income	**$20,663**	**$13,845**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	5,440	$59,471	10,848	$131,550
Select Shares +	8,086	86,648	14,690	174,196
Total shares sold	**13,526**	**$146,119**	**25,538**	**$305,746**
Shares Reinvested				
Investor Shares	815	$8,329	456	$5,554
Select Shares +	1,072	10,936	610	7,432
Total shares reinvested	**1,887**	**$19,265**	**1,066**	**$12,986**
Shares Redeemed				
Investor Shares	(9,803)	($105,853)	(11,478)	($134,445)
Select Shares +	(10,942)	(119,750)	(14,549)	(173,548)
Total shares redeemed	**(20,745)**	**($225,603)**	**(26,027)**	**($307,993)**
Net transactions in fund shares	**(5,332)**	**($60,219)**	**577**	**$10,739**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	93,433	$978,631	92,856	$1,135,201
Total increase or decrease +	(5,332)	144,307	577	(156,570)
End of period	**88,101**	**$1,122,938**	**93,433**	**$978,631**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$20,663
Long-term capital gains	$—

Prior period:

Ordinary Income	$13,845
Long-term capital gains	$—

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period:

Investor Shares		$62
Select Shares	+	46
Total		**$108**

Prior period:

Investor Shares		$170
Select Shares	+	56
Total		**$226**

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $20,044 and $19,400 for the current period and prior period, respectively.

Percent of fund shares owned by other SchwabFunds® as of the end of the current period:

Schwab MarketTrack Portfolios®

All Equity Portfolio	11.4%
Growth Portfolio	10.3%
Balanced Portfolio	6.9%
Conservative Portfolio	2.6%

Schwab Annuity Portfolios

Growth Portfolio II	0.5%

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares®, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares®	e.Shares
S&P 500	•	•	•
Schwab 1000	•	•	
Small-Cap Index	•	•	
Total Stock Market Index	•	•	
International Index	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab YieldPlus Fund®
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™
Schwab GNMA Fund™

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab U.S. MarketMasters Fund™
Schwab Balanced MarketMasters Fund™
Schwab Small-Cap MarketMasters Fund™
Schwab International MarketMasters Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The Schwab International Index Fund® may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date.

Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other SchwabFunds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/03 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Fund	–	5,678	1.61
Schwab 1000®	–	2,293	1.62
Schwab Small-Cap Index Fund®	785	1,895	1.70
Schwab Total Stock Market Index Fund®	6,958	2,839	1.53
Schwab International Index Fund®	28	1,016	1.67

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent auditors

To the Board of Trustees and Shareholders of:
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab S&P 500 Fund, Schwab 1000 Fund (one of the portfolios constituting Schwab Investments), Schwab Total Stock Market Index Fund, Schwab Small-Cap Index Fund, and Schwab International Index Fund (hereafter collectively referred to as the "funds") at October 31, 2003, and the results of each of their operations for the year then ended, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2003 by correspondence with the custodians and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 12, 2003

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 10/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	**Trust Position(s); Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Equity Index Funds

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab Equity Index Funds

Individuals Who Are Independent Trustees

Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

144

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
    Communications Focus Fund
    Financial Services Focus Fund
    Health Care Focus Fund
    Technology Focus Fund
Schwab MarketMasters Funds™
    Schwab U.S. MarketMasters Fund™
    Schwab Small-Cap MarketMasters Fund™
    Schwab International MarketMasters Fund™
    Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
    Schwab MarketTrack All Equity Portfolio™
    Schwab MarketTrack Growth Portfolio™
    Schwab MarketTrack Balanced Portfolio™
    Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.

REG13810-06

Schwab MarketMasters Funds™

Annual Report
October 31, 2003

Schwab U.S.
MarketMasters Fund™

Schwab Balanced
MarketMasters Fund™

Schwab Small-Cap
MarketMasters Fund™

Schwab International
MarketMasters Fund™

charles **SCHWAB**

Four distinct funds, each combining the expertise of leading investment managers with Schwab's overall supervision.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab, Chairman

In the past few months, the mutual fund industry has been rocked by the discovery of improper practices and arrangements. Investors large and small have seen their confidence shaken, and understandably so.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. Many firms, including our own, have begun thorough investigations of their broker processes and procedures. We are continuing to scrutinize such transactions and arrangements, and are working closely with regulatory authorities. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds®.

I fully believe that even a small number of irregularities is unacceptable. We have spent nearly 30 years building an ethical firm, and our business is founded on a commitment to doing what's right for investors. That commitment leaves no room for any failures to follow company policies or industry regulations.

Given the importance of mutual funds to American investors, I can understand why investors find the recent news to be disturbing. At the same time, I would caution investors not to overreact. Before taking any action, investors should consider implications to their portfolio, tax situation and long-term financial goals.

Ultimately, mutual funds still offer all the features that have made them so popular—diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, mutual funds continue to be one of the most cost-effective investment vehicles available. To date, millions of Americans have relied on mutual funds as an important way to invest for retirement, their children's education, and other financial goals. We see no reason why mutual funds cannot continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R Schwab

Management's Discussion

for the year ended October 31, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear SchwabFunds® Shareholders:

By now, many of you have read the significant media coverage regarding the mutual fund industry. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. CSIM, which is a separate Charles Schwab subsidiary, has been conducting its own review of the SchwabFunds policies and procedures regarding market timing and late trading. We have examined over two years of activity by CSIM personnel and have not found the types of improper market timing or late trading arrangements that you have been reading about. Our research is still ongoing, so some of these facts may change. Here are our key findings to date:

- **The Integrity of our Staff:** We have not found any indication that any CSIM employees, including portfolio managers and senior managers, have engaged in improper or inappropriate trading for their own account.

- **Market Timing & Late Trading:** We have not found any special arrangements with any shareholders to permit market timing or trading of SchwabFunds after market close.

- **Hedge Funds:** We have not found any special arrangements with hedge funds or other private investment vehicles that would permit them to trade in a way that was inconsistent with a fund's policies and procedures.

As part of the recent mutual fund investigations, requests for information were sent by the SEC to about 90 of the largest mutual fund companies. As the nation's 11th largest fund family with over $140 billion under management, SchwabFunds also received a request from the SEC. We take these requests very seriously and are working closely with the regulators on this matter.

Charles Schwab founded his firm 30 years ago with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day and nothing means more to our business than the trust of our shareholders.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I want to thank you for investing with us, and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk



Jeffrey Mortimer, CFA, a vice
president of the investment adviser,
has overall responsibility for the
management of the fund. Prior to
joining the firm in 1997, he worked
for nine years in asset allocation
and manager selection.

Kimberly Formon, CFA, a director
and portfolio manager of the
investment advisor, co-manages
the Schwab MarketMasters Funds.
Prior to joining the firm in 1999,
she worked for 10 years in equity
and fixed-income analysis.

The Economy and the Market

**The economy continued to gather strength during the report period,
but improvement remained sluggish and uneven.** Although numerous
factors had been indicating that the U.S. economy was in recovery when
the report period began, many remained concerned about the slow pace
of improvement, in particular the absence of job growth. However, the
government reported an 8.2% increase in GDP for the third quarter of
2003, job growth for October 2003 was the largest since January 2003,
and merger activity picked up—indications that the economy may have
gained real strength during the report period.

Government policies were strongly aimed at stimulating the economy.
The Federal Reserve (the Fed) cut short-term interest rates twice during
the period—0.50% in November 2002 and 0.25% in June 2003—bringing
the Fed funds target rate to a 45-year low of 1.00%. On the fiscal side,
stimulus measures included tax cuts.

Consumer spending held up strongly throughout the economic downturn,
bolstered in part by unprecedented activity in mortgage refinancing
(as individuals took advantage of the opportunity to refinance at historically low rates). During the period, we also saw business capital spending
show signs of life after declining for the past few years.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset
classes during the report period. Final performance
figures for the period are in the key below.

- 20.80% **S&P 500® Index:** measures U.S. large-cap stocks
- 43.37% **Russell 2000® Index:** measures U.S. small-cap stocks
- 27.03% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-
  cap stocks in Europe, Australasia and the Far East
- 4.91% **Lehman Brothers U.S. Aggregate Bond Index:**
  measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower
performance. Indices are unmanaged and you can't invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Even the worst-performing sector in each fund posted a positive return, with formerly hard-hit sectors such as information technology leading the rebound.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose 46%, while the S&P 500® Index rose nearly 21%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Many market observers have asked why lower quality securities outperformed higher quality and whether it could continue. There are many possible answers, but we believe the more important point is that in the long run, quality has been shown to be a superior indicator of performance.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.

U.S. investors saw gains overseas, helped by currency trends. Most foreign markets showed positive total returns for the period, and these returns were augmented by the fact that the United States dollar fell versus most major foreign currencies.

Performance at a Glance

Total return for the 12 months ended 10/31/03

Schwab U.S. MarketMasters Fund™	**32.89%**
Benchmark	**20.80%**
Category Average	**19.40%**
Performance Details	*page 7*
Schwab Balanced MarketMasters Fund™	**20.25%**
Benchmark	**14.54%**
Category Average	**15.87%**
Performance Details	*page 9*
Schwab Small-Cap MarketMasters Fund™	**54.32%**
Benchmark	**43.37%**
Category Average	**37.84%**
Performance Details	*page 11*
Schwab International MarketMasters Fund™	**36.74%**
Benchmark	**27.03%**
Category Average	**22.49%**
Performance Details	*page 13*

The Funds

All of the funds posted positive total returns and outperformed their respective benchmarks and category averages for the report period. We're pleased to be able to report such results in this first 12-month report for the funds since their transition to a multi-manager format.

During the period, we remained in close contact with each fund's sub-advisers, and made adjustments to all sub-advisers' allocations based on a combination of market conditions and daily cash flows. Just prior to the report period, and during it as well, we believed that small-cap stocks would lead a market recovery. Consequently, we positioned each fund to participate more fully in this opportunity. Each fund benefited from this strategy.

In the **Schwab U.S. MarketMasters Fund,** Harris Associates L.P. and TCW Investment Management Company (TCW) were the primary reasons for the fund's strong performance. We see their strong performance as a reflection of their stock selection, industry allocations, and the fact that during the period, small- and mid-cap stocks generally performed better than large-cap stocks. Their ability and willingness to capitalize on this were beneficial to the fund overall.

For most of the period, the portfolio maintained a weighting of over 20% each in Harris and TCW, in order to capitalize on our belief that small company stocks were likely to perform well, which they did. This was instrumental in helping the fund outperform its benchmark.

In the **Schwab Balanced MarketMasters Fund,** we reallocated assets from fixed-income to equities in order to maintain a 60:40 stock-to-bond allocation, as declines in stock prices had reduced our equity allocation

Past performance does not indicate future results.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

All fund and index figures on this page assume dividends and distributions were reinvested. Benchmark index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. For more current performance information visit www.schwab.com or call 1-800-435-4000.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.

Positioning the funds to have greater exposure to small-cap stocks proved a significant contributor to performance during this report period.

and we did not want to be underweighted in stocks during the early part of the report period.

Perkins, Wolf, McDonnell and Company, LLC was the best performing sub-adviser for the fund over the past year. We attribute its strong performance to stock selection and asset class strength. On the fixed-income side, our bond sub-adviser, Pacific Investment Management Company LLC also performed well, with superior security selection being the primary driver of performance.

In the **Schwab Small-Cap MarketMasters Fund™,** outperformance was primarily driven by Royce & Associates, LLC. Stock selection, exposure to the technology sector and owning stocks in the micro-cap area were the main drivers for their strong returns. Early in the report period we added assets to Royce, anticipating their strong performance. They were the largest holding in the fund during the period, and ended the period at just over 40% of fund assets.

In the **Schwab International MarketMasters Fund™,** outperformance was led by American Century Investment Management, Inc., the sub-adviser who manages the small-cap component of the portfolio. The main elements of American Century's performance were country allocation and stock selection. A relatively high allocation to emerging markets also proved beneficial.

Believing the market would reward international small company stocks, we began adding assets to American Century early in the period. This move, as well as the performance of American Century, was instrumental to the fund's outperformance of its benchmark, an index that mainly consists of large-cap stocks.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk. These risks may be greater in emerging markets.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed subsequent to the report date.

Schwab U.S. MarketMasters Fund™

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 11/18/96
Fund	32.89%	3.91%	5.80%
Benchmark	20.80%	0.53%	6.81%
Category	19.40%	0.72%	5.48%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark.

■ $14,801 **Fund**
■ $15,808 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

Because the fund was originally an asset allocation fund with a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab U.S. MarketMasters Fund™

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style



Investment Managers and Allocations

Investment Manager	Investment Style	% of Net Assets
Eagle Asset Management, Inc.	Large-Cap Growth	21.3%
Harris Associates L.P.	Mid/Large-Cap Value	22.5%
TCW Investment Management Company	Small/Mid-Cap Blend	23.2%
Thornburg Investment Management, Inc.	Large-Cap Blend	30.2%

Top Holdings[2]

Security	% of Net Assets
❶ Time Warner, Inc.	2.2%
❷ Washington Mutual, Inc.	2.0%
❸ First Data Corp.	1.9%
❹ Pfizer, Inc.	1.8%
❺ Cendant Corp.	1.8%
❻ Carnival Corp.	1.7%
❼ Citigroup, Inc.	1.6%
❽ Interpublic Group of Cos., Inc.	1.4%
❾ Guidant Corp.	1.4%
❿ Health Management Associates, Inc.	1.3%
Total	**17.1%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 30.7% **Consumer Non-Durables**
- 23.6% **Technology**
- 15.8% **Finance**
- 11.1% **Materials & Services**
- 3.9% **Energy**
- 3.1% **Utilities**
- 3.1% **Consumer Durables**
- 2.7% **Capital Goods**
- 0.6% **Transportation**
- 5.4% **Cash & Cash Equivalents**

Statistics

Number of Holdings	167
Weighted Average Market Cap ($ x 1,000,000)	$37,967
Price/Earnings Ratio (P/E)	28.9
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	97%

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Balanced MarketMasters Fund™

Performance as of 10/31/03

Average Annual Total Returns[1]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **Balanced Blended Index**
■ Fund Category: **Morningstar Moderate Allocation**



	1 Year	5 Years	Since Inception: 11/18/96
Fund	20.25%	5.83%	7.04%
Benchmark	14.54%	3.33%	7.40%
Category	15.87%	3.00%	5.64%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and two additional indices.

■ $16,051 **Fund**
■ $16,430 **Balanced Blended Index**
■ $15,808 **S&P 500 Index**
□ $16,183 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

Because the fund originally used a different asset allocation strategy and a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The Balanced Blended Index is composed of 60% S&P 500 Index and 40% Lehman Brothers U.S. Aggregate Bond Index.

Schwab Balanced MarketMasters Fund™

Fund Facts as of 10/31/03

Top Holdings[1]

Security	% of Net Assets
❶ **Citigroup, Inc.**	2.0%
❷ **Ginnie Mae II** 6.50%, 11/19/33	1.9%
❸ **U.S. Treasury Index Participation Note** 3.38%, 01/15/07	1.9%
❹ **U.S. Treasury Bond** 7.50%, 11/15/16	1.8%
❺ **U.S. Treasury Note** 3.63%, 05/15/03	1.8%
❻ **U.S. Treasury Note** 2.00%, 11/30/04	1.4%
❼ **Bank of America Corp.**	1.1%
❽ **Fannie Mae** 6.50%, 11/13/33	1.0%
❾ **Fannie Mae** 4.00%, 08/01/18	0.9%
❿ **U.S. Treasury Index Participation Note** 3.63%, 01/15/08	0.9%
Total	**14.7%**

Statistics

Number of Long Holdings	385
Number of Short Positions	5
Weighted Average Market Cap ($ x 1,000,000)	$39,301
Price/Earnings Ratio (P/E)	16.8
Price/Book Ratio (P/B)	2.2
Portfolio Turnover Rate	256%

Investment Managers and Allocations

Investment manager	Investment style	% of Net Assets
Aronson + Johnson + Ortiz, LP	Large-Cap Value	32.9%
Eagle Asset Management, Inc.	Large-Cap Growth	12.2%
Janus Capital Management LLC/ Perkins, Wolf, McDonnell and Company, LLC	Mid-Cap Value	17.3%
Pacific Investment Management Company LLC	Total Return Fixed-Income	35.3%

Sector Weightings % of Equity Securities

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 27.2% **Finance**
- 20.9% **Consumer Non-Durables**
- 13.9% **Technology**
- 13.8% **Materials & Services**
- 8.8% **Energy**
- 6.5% **Utilities**
- 4.3% **Consumer Durables**
- 3.1% **Capital Goods**
- 1.5% **Transportation**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Small-Cap MarketMasters Fund™

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **Russell 2000® Index**
■ Fund Category: **Morningstar Small-Cap Blend**



	1 Year	5 Years	Since Inception: 9/16/97
Fund	54.32%	8.91%	4.91%
Russell 2000 Index	43.37%	8.34%	4.35%
Morningstar Small-Cap Blend	37.84%	11.38%	6.25%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark.

■ $13,416 **Fund**
■ $12,980 **Russell 2000 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

Because the fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Small-Cap MarketMasters Fund™

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large				
Medium				
Small		■		

Market Cap

Top Holdings[2]

Security	% of Net Assets
❶ eFunds Corp.	1.1%
❷ Ionics, Inc.	0.9%
❸ Flowserve Corp.	0.8%
❹ Hovnanian Enterprises, Inc.	0.8%
❺ Baldor Electric Co.	0.8%
❻ Ascential Software Corp.	0.7%
❼ Pulte Corp.	0.7%
❽ MDC Holdings, Inc.	0.7%
❾ Pall Corp.	0.7%
❿ Rayovac Corp.	0.6%
Total	**7.8%**

Statistics

Number of Holdings	407
Weighted Average Market Cap ($ x 1,000,000)	$1,566
Price/Earnings Ratio (P/E)	—
Price/Book Ratio (P/B)	1.7
Portfolio Turnover Rate	94%

Investment Managers and Allocations

Investment manager	Investment style	% of Net Assets
Royce & Associates, LLC	Small-Cap Value	40.5%
TCW Investment Management Company	Small/Mid-Cap Blend	15.8%
Tocqueville Asset Management LP	Small-Cap Blend	22.7%
Veredus Asset Management LLC	Small-Cap Growth	19.7%

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 27.0% **Technology**
- 25.8% **Materials & Services**
- 17.4% **Consumer Non-Durables**
- 7.0% **Capital Goods**
- 6.9% **Energy**
- 4.9% **Finance**
- 4.4% **Consumer Durables**
- 1.7% **Transportation**
- 0.6% **Utilities**
- 4.3% **Cash & Cash Equivalents**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab International MarketMasters Fund™

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **MSCI-EAFE® Index**
■ Fund Category: **Morningstar Foreign Large-Cap Blend**



	1 Year	5 Years	Since Inception: 10/16/96
Fund	36.74%	9.04%	8.39%
Benchmark	27.03%	-0.22%	1.57%
Fund Category	22.49%	0.15%	2.07%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark.

■ **$17,638 Fund**
■ **$11,158 MSCI-EAFE Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

Because the fund originally used a multi-fund strategy, its performance prior to June 3, 2002 does not reflect the current strategy and may have been different if it did.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab International MarketMasters Fund™

Fund Facts as of 10/31/03

Top Holdings[1]

Security	% of Net Assets
❶ Diageo PLC	1.5%
❷ Nestle SA	1.4%
❸ Deutsche Boerse AG	1.3%
❹ Vivendi Universal SA	1.2%
❺ Grupo Televisa SA de CV	1.1%
❻ GlaxoSmithKline PLC	1.1%
❼ Henkel KGaA	1.1%
❽ Aventis SA	1.0%
❾ John Fairfax Holdings Ltd.	1.0%
❿ Michael Page Group PLC	1.0%
Total	**11.7%**

Statistics

Number of Holdings	362
Weighted Average Market Cap ($ x 1,000,000)	$14,972
Price/Earnings Ratio (P/E)	27.5
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	99%

Investment Managers and Allocations

Investment manager	Investment style	% of Net Assets
American Century Investment Management, Inc.	International Small Company	23.2%
Artisan Partners Limited Partnership	International Growth	17.1%
Harris Associates L.P.	International Value	32.3%
William Blair & Company, LLC	International Growth	24.6%

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



■	33.6%	Materials & Services
■	18.6%	Finance
■	18.3%	Consumer Non-Durables
■	5.6%	Transportation
■	5.5%	Capital Goods
■	3.6%	Utilities
■	3.4%	Technology
■	2.4%	Energy
■	1.7%	Consumer Durables
■	7.3%	Cash & Cash Equivalents

Country Weightings % of Portfolio

This chart shows the fund's country composition as of the report date.



■	16.1%	Japan
■	15.5%	United Kingdom
■	8.5%	Germany
■	7.9%	France
■	7.6%	Switzerland
■	3.4%	Netherlands
■	3.0%	Mexico
■	2.9%	Hong Kong
■	2.8%	South Korea
	32.3%	Other

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab U.S. MarketMasters Fund™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	7.48	9.20	13.89	14.06	11.43
Income or loss from investment operations:					
Net investment income or loss	(0.01)	0.06	0.38	0.38	0.16
Net realized and unrealized gains or losses	2.47	(1.68)	(3.21)	1.55	2.91
Total income or loss from investment operations	2.46	(1.62)	(2.83)	1.93	3.07
Less distributions:					
Dividends from net investment income	–	(0.10)	(0.46)	(0.33)	(0.21)
Distributions from net realized gains	–	–	(1.40)	(1.77)	(0.23)
Total distributions	–	(0.10)	(1.86)	(2.10)	(0.44)
Net asset value at end of period	9.94	7.48	9.20	13.89	14.06
Total return (%)	32.89	(17.92)	(22.81)	12.98	27.38
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.25	0.74[1,2]	0.50[2]	0.50[2,3]	0.50[2]
Gross operating expenses	1.42	1.16[2]	0.89[2]	0.89[2]	0.93[2]
Net investment income or loss	(0.12)	0.50	3.27	2.34	1.23
Portfolio turnover rate	97	390	145	179	284
Net assets, end of period ($ x 1,000,000)	169	129	176	248	181

[1] The ratio of net operating expenses would have been 0.83% if certain non-routine expenses (proxy fees) had been included.
[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.
[3] The ratio of net operating expenses would have been 0.51% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for futures contracts

◆ American Depositary Receipt

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
93.7% Common Stock	133,161	158,010
0.4% Foreign Common Stock	481	715
0.2% Short-Term Investments	295	295
5.4% Other Investments	9,139	9,139
99.7% Total Investments	143,076	168,159
0.3% Other Assets and Liabilities, Net		460
100.0% Total Net Assets		168,619

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 93.7% of Net Assets	

Aerospace / Defense 0.6%

Lockheed Martin Corp. 9,550	443
United Technologies Corp. 6,400	542
	985

Air Transportation 0.4%

Southwest Airlines, Inc. 37,500	**728**

Apparel 0.7%

Jones Apparel Group, Inc. 35,565	**1,227**

Banks 4.1%

Bank of America Corp. 3,550	269

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Bank of New York Co., Inc. 57,700	1,800
BankNorth Group, Inc. 29,800	933
Chase Manhattan Corp. 500	18
Mellon Financial Corp. 27,900	833
North Fork Bancorp, Inc. 19,400	756
• Silicon Valley Bancshares 10,500	369
Wells Fargo & Co. 24,600	1,385
Zions Bancorp. 10,000	613
	6,976

Business Machines & Software 4.6%

• Cisco Systems, Inc. 62,600	1,313
• Dell Computer Corp. 25,200	910
• EMC Corp. 23,230	322
Hewlett Packard Co. 87,750	1,958
• Maxtor Corp. 41,200	563
Microsoft Corp. 50,600	1,323
• Oracle Systems Corp. 34,100	408
• Tech Data Corp. 11,000	362
• Unisys Corp. 41,000	630
	7,789

Business Services 9.2%

• Accenture, Ltd. 13,700	321
• Affiliated Computer Services, Inc. 17,500	856
• Aspen Technology, Inc. 79,500	636
•❺ Cendant Corp. 144,900	2,960
• Doubleclick, Inc. 63,400	528
• Ebay, Inc. 2,850	159
• Eclipsys Corp. 50,700	601
❸ First Data Corp. 88,750	3,168
❽ Interpublic Group of Cos., Inc. 161,500	2,403
• Lamar Advertising Co. 13,200	400
• Network Associates, Inc. 64,000	892
Reynolds & Reynolds Co., Class A 21,600	587
• Veritas Software Corp. 10,150	367
Waste Management, Inc. 65,000	1,685
	15,563

Chemical 0.2%

Rohm & Haas Co. 10,800	**424**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Consumer Durables 0.7%	
• Leggett & Platt, Inc. 24,700	516
• Maytag Corp. 28,200	716
	1,232
Electronics 14.5%	
• Agere Systems, Inc., Class B 358,200	1,214
• Agilent Technologies, Inc. 35,850	893
• Alliant Techsystems, Inc. 13,300	688
• Anixter International, Inc. 21,100	504
• Applied Materials, Inc. 20,400	477
• Arrow Electronics, Inc. 36,500	779
• ASML Holding N.V. 20,800	365
• Celestica, Inc. 43,600	619
• Cox Radio, Inc. 12,250	271
• Fairchild Semiconductor Corp. 36,100	816
• Flextronics International Ltd. 18,550	260
• General Motors Corp. Class H 96,100	1,579
Intel Corp. 49,100	1,623
• LAM Research Corp. 17,750	510
• LSI Logic Corp. 161,350	1,491
• Macromedia, Inc. 18,350	351
• National Semiconductor Corp. 23,650	961
• Nextel Communications, Inc., Class A 45,900	1,111
• Novellus System, Inc. 5,150	213
PerkinElmer, Inc. 44,900	809
Seagate Technology 41,200	947
Symbol Technologies, Inc. 28,700	358
◆• Taiwan Semiconductor Co. Ltd. 62,823	695
• Tektronix, Inc. 33,600	862
• Teradyne, Inc. 59,700	1,360
Texas Instruments, Inc. 40,300	1,165
• Uniphase Corp. 86,700	308
• Vishay Intertechnology, Inc. 51,400	964
• Waters Corp. 66,500	2,090
	24,283
Energy: Raw Materials 0.8%	
• Cooper Cameron Corp. 12,500	535
Devon Energy Corp. 11,600	563
ENSCO International, Inc. 11,400	300
	1,398

Security and Number of Shares	Mkt. Value ($ x 1,000)
Food & Agriculture 0.9%	
The Pepsi Bottling Group, Inc. 70,000	**1,560**
Healthcare / Drugs & Medicine 12.6%	
Abbott Laboratories 10,050	428
Amgen, Inc. 8,650	534
• Apogent Technologies, Inc. 44,900	986
Beckman Coulter, Inc. 13,900	690
• Caremark Rx, Inc. 38,400	962
• Charles River Laboratories, Inc. 22,100	712
Eli Lilly & Co. 4,800	320
• Genzyme Corp. 28,775	1,321
• Gilead Sciences, Inc. 5,500	300
•❾ Guidant Corp. 46,000	2,346
❿ Health Management Associates, Inc. 99,100	2,195
• Health Net, Inc. 23,150	731
• IDEC Pharmaceutical Corp. 15,650	550
Johnson & Johnson, Inc. 28,050	1,412
• Medimmune, Inc. 37,650	1,004
Medtronic, Inc. 5,700	260
Merck & Co., Inc. 12,750	564
❹ Pfizer, Inc. 98,500	3,113
• Quest Diagnostic, Inc. 29,100	1,969
• St. Jude Medical, Inc. 2,100	122
• Univision Communications, Inc. 9,000	306
Wyeth 9,550	421
	21,246
Household Products 0.6%	
• Estee Lauder Cos., Inc., Class A 11,600	433
Procter & Gamble Co. 5,400	531
	964
Insurance 2.1%	
Lincoln National Corp. 25,500	1,018
MBIA, Inc. 18,200	1,085
St. Paul Cos., Inc. 39,000	1,487
	3,590
Media 8.3%	
Cablevision Systems New York Group, Class A 90,000	1,818

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Clear Channel Communications, Inc. 11,650	476
• Comcast Corp. Class A 61,400	2,003
• EchoStar Communications Corp. 5,950	228
• Fox Entertainment Group, Inc., Class A 34,100	945
• InterActive Corp. 33,080	1,214
Meredith Corp. 5,000	243
• Metro Goldwyn Mayer, Inc. 46,300	739
Readers Digest Association, Inc. 39,400	580
• The Walt Disney Co. 34,600	783
•❶ Time Warner, Inc. 246,100	3,763
• Viacom, Inc., Class B 19,450	775
• Westwood One, Inc. 12,150	364
	13,931

Miscellaneous 0.2%

• DigitalNet Holdings, Inc. 2,800	64
3M Co. 3,000	237
	301

Miscellaneous Finance 8.4%

American Express Co. 4,450	209
❼ Citigroup, Inc. 57,800	2,740
Countrywide Credit Industries, Inc. 8,550	899
• E*TRADE Group, Inc. 160,000	1,648
Fannie Mae 23,100	1,656
Freddie Mac 14,200	797
Lehman Brothers Holdings, Inc. 6,100	439
Merrill Lynch & Co., Inc. 2,350	139
Sovereign Bancorp, Inc. 90,000	1,873
The Goldman Sachs Group, Inc. 5,000	469
❷ Washington Mutual, Inc. 75,200	3,290
	14,159

Non-Durables & Entertainment 3.3%

• American Greetings Corp. Class A 32,000	683
Darden Restaurants, Inc. 31,100	651
• Electronic Arts, Inc. 15,700	1,555
• EMCOR Group, Inc. 23,100	871
• Yum! Brands, Inc. 50,000	1,707
	5,467

Security and Number of Shares	Mkt. Value ($ x 1,000)
Non-Ferrous Metals 0.5%	
• Phelps Dodge Corp. 13,700	**846**

Oil: Domestic 2.8%

Amerada Hess Corp. 19,300	996
Marathon Oil Corp. 41,100	1,215
• Pride International, Inc. 17,900	293
• Transocean, Inc. 38,400	737
Unocal Corp. 46,700	1,480
	4,721

Paper & Forest Products 0.7%

Kimberly-Clark Corp. 22,400	**1,183**

Producer Goods & Manufacturing 2.3%

Deere & Co. 18,500	1,122
Dover Corp. 15,000	585
General Electric Co. 38,050	1,104
Pall Corp. 16,900	395
York International Corp. 18,300	727
	3,933

Real Property 0.4%

Boston Properties, Inc. 16,800	**743**

Retail 9.9%

• American Eagle Outfitters, Inc. 39,300	629
• Best Buy Co., Inc. 30,000	1,749
Circuit City Stores, Inc. 67,100	640
• Costco Cos., Inc. 50,000	1,769
Home Depot, Inc. 19,700	730
J.C. Penny Co., Inc. 45,300	1,071
• Kohls Corp. 8,550	479
• Kroger Co. 80,000	1,399
Lowe's Cos., Inc. 25,400	1,497
Talbots, Inc. 18,500	608
Target Corp. 34,750	1,381
The Gap, Inc. 110,000	2,099
Tiffany & Co. 35,000	1,661
Wal-Mart Stores, Inc. 15,550	917
	16,629

Security and Number of Shares	Mkt. Value ($ x 1,000)
Telephone 1.0%	
• Liberty Media Corp. Class A 160,000	**1,614**
Travel & Recreation 2.2%	
❻ Carnival Corp. 81,950	2,861
• Harrah's Entertainment, Inc. 7,850	342
• Starwood Hotel & Resorts Worldwide, Inc. 14,600	492
	3,695
Trucking & Freight 0.2%	
United Parcel Service, Inc. 3,800	276
Overnite Corp. 3,150	70
	346
Utilities: Electric & Gas 1.5%	
Dominion Resources, Inc. 26,700	1,645
El Paso Energy Corp. 113,400	832
	2,477

Foreign Common Stocks 0.4% of Net Assets	
South Korea 0.4%	
Samsung Electronics Co. 1,800	**715**

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Short-Term Investments 0.2% of Net Assets		
U.S. Government Securities 0.2%		
▲ U.S. Treasury Bills 0.93%, 12/18/03	295	**295**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Other Investments 5.4% of Net Assets	
Other Investment Companies 5.4%	
Provident Institutional Funds— TempCash 882,417	882
▲ Provident Institutional Funds— TempFund 8,257,350	8,257
	9,139

End of investments. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$168,159
Receivables:		
Fund shares sold		148
Dividends		159
Due from brokers for futures		4
Investments sold		1,810
Prepaid expenses	+	10
Total assets		**170,290**

Liabilities

Payables:		
Fund shares redeemed		38
Investments bought		1,575
Investment adviser and administrator fees		8
Transfer agency and shareholder service fees		2
Accrued expenses	+	48
Total liabilities		**1,671**

Net Assets

Total assets		170,290
Total liabilities	–	1,671
Net assets		**$168,619**

Net Assets by Source

Capital received from investors	207,552
Net realized capital losses	(64,185)
Net unrealized capital gains	25,252

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$168,619		16,965		$9.94

Unless stated, all numbers x 1,000.

The fund paid $143,076 for these securities. Not counting short-term obligations and government securities, the fund paid $129,549 for securities during the report period and received $126,742 from securities it sold or that matured.

These derive from investments, foreign currency transactions and futures. As of the report date, the fund had seventeen open S&P 500 futures contracts due to expire on December 19, 2003, with an aggregate net contract value of 4,460 and a net unrealized gain of $169.

Federal Tax Data

Portfolio cost		$144,331
Net unrealized gains and losses:		
Gains		$27,209
Losses	+	(3,381)
		$23,828
Undistributed earnings:		
Ordinary income		$–
Long-term capital gains		$–
Unused capital losses:		
Expires 10/31 of:		Loss amount:
2009		$27,772
2010		34,385
2011	+	604
		$62,761
Reclassifications:		
Net investment income not yet distributed		$170
Reclassified as:		
Capital received from investors		($170)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$1,580
Interest	+	2
Total investment income		**1,582**

An additional $10 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold		(444)
Net realized gains of futures contracts	+	474
Net realized gains		**30**

Net Unrealized Gains and Losses

Net unrealized gains on investments		40,325
Net unrealized losses on futures contracts	+	(195)
Net unrealized gains		**40,130**

Calculated as 1.00% of average daily net assets.

Expenses

Investment adviser and administrator fees		1,402
Transfer agent and shareholder service fees		350
Trustees' fees		6
Custodian and portfolio accounting fees		109
Professional fees		34
Registration fees		15
Shareholder reports		60
Other expenses	+	11
Total expenses		1,987
Expense reduction	+	(235)
Net expenses		**1,752**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets From Operations

Total investment income		1,582
Net expenses	−	1,752
Net investment loss		**(170)**
Net realized gains		30
Net unrealized gains	+	40,130
Increase in net assets from operations		**$39,990**

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 1.25% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $40,160.

See financial notes. 21

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income or losses	($170)	$834
Net realized gains or losses	30	(35,944)
Net unrealized gains	+ 40,130	5,875
Increase or decrease in net assets from operations	**39,990**	**(29,235)**

Distributions Paid

Dividends from net investment income	–	**1,826**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	3,184	$28,358	2,107	$18,996
Shares reinvested	–	–	180	1,826
Shares redeemed	+ (3,420)	(28,461)	(4,234)	(37,188)
Net transactions in fund shares	**(236)**	**($103)**	**(1,947)**	**($16,366)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	17,201	$128,732	19,148	$176,159
Total increase or decrease	+ (236)	39,887	(1,947)	(47,427)
End of period	**16,965**	**$168,619**	**17,201**	**$128,732**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current period	
Ordinary income	$–
Long-term capital gains	$–
Prior period	
Ordinary income	$1,826
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There is no distributable net investment income at the end of the current and prior period.

 See financial notes.

Schwab Balanced MarketMasters Fund™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	9.35	10.12	13.44	13.44	11.36
Income or loss from investment operations:					
Net investment income	0.12	0.20	0.43	0.45	0.27
Net realized and unrealized gains or losses	1.75	(0.73)	(2.12)	1.18	2.11
Total income or loss from investment operations	1.87	(0.53)	(1.69)	1.63	2.38
Less distributions:					
Dividends from net investment income	(0.15)	(0.24)	(0.52)	(0.35)	(0.30)
Distributions from net realized gains	–	–	(1.11)	(1.28)	–
Total distributions	(0.15)	(0.24)	(1.63)	(1.63)	(0.30)
Net asset value at end of period	11.07	9.35	10.12	13.44	13.44
Total return (%)	20.25	(5.55)	(13.95)	12.00	21.28
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.10	0.72 [1,2]	0.50 [2]	0.50 [2,3]	0.50 [2]
Gross operating expenses	1.33	1.10 [2]	0.89 [2]	0.90 [2]	0.95 [2]
Net investment income	1.13	1.89	3.67	3.18	2.20
Portfolio turnover rate	256	380	95	114	244
Net assets, end of period ($ x 1,000,000)	109	97	118	153	122

[1] The ratio of net operating expenses would have been 0.76% if certain non-routine expenses (proxy fees) had been included.

[2] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[3] The ratio of net operating expenses would have been 0.51% if certain non-routine expenses (proxy fees) had been included.

See financial notes. 23

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for futures contracts

◆ American Depositary Receipt

✛ Credit-enhanced security

■ Collateral for Short Sales

◗ Delayed-delivery security

For fixed-rate obligations, the rate shown is the interest rate (the rate established when the obligation was issued) and the maturity date shown is the stated legal maturity. For variable-rate obligations, the rate shown is the rate as of the report date, and the maturity shown is the later of the next interest rate change date or demand date.

Holdings by Category		Cost/ Proceeds ($x1,000)	Market Value ($x1,000)
60.9%	Common Stock	57,032	66,343
8.7%	U.S. Government Securities	9,488	9,532
13.5%	Agency Mortgage-Backed Securities	14,813	14,763
3.9%	Corporate Bonds	4,001	4,202
1.8%	Municipal Bonds	2,010	1,945
1.3%	Non-Agency Mortgage-Backed Securities	1,399	1,395
8.5%	Short-Term Investments	9,258	9,259
6.4%	Other Investments	7,019	7,019
0.0%	Options	2	2
105.0%	Total Investments	105,022	114,460
(11.9%)	Short Sales	(12,875)	(12,948)
(0.1%)	Options Written	(182)	(158)
7.0%	Other Assets and Liabilities, Net		7,619
100.0%	Total Net Assets		108,973

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 60.9% of Net Assets

Aerospace / Defense 0.3%

Lockheed Martin Corp. 3,400	157
United Technologies Corp. 2,300	195
	352

Alcoholic Beverages 0.1%

Coors (Adolph) Co. Class B 1,800	**101**

Apparel 0.1%

• Jones Apparel Group, Inc. 4,100	**141**

Automobile Products / Motor Vehicles 2.1%

Autoliv, Inc. 16,400	543
• Autonation, Inc. 12,400	232
Borg Warner, Inc. 2,000	159
Cooper Tire & Rubber Co. 5,200	102
Genuine Parts Co. 8,800	280
• Lear Corp. 3,900	227
◆ Magna International, Inc. 3,000	241
Polars Industries Partners LP 1,500	128
Smith (A.O.) Corp. Class B 3,000	95
• United Defense Industries, Inc. 7,700	249
	2,256

Banks 5.5%

Associated Bancorp. 4,300	177
❼ Bank of America Corp. 16,400	1,242
Bank of Hawaii Corp. 1,000	39
Brookline Bancorp, Inc. 11,300	167
Chase Manhattan Corp. 16,650	598
City National Corp. 3,100	187
• Compass Bancshares, Inc. 5,000	189
◆ Doral Financial Corp. 6,900	348
First Tennessee National Corp. 6,600	299
Marshall & Ilsley Corp. 5,700	204
Mercantile Bankshares Corp. 6,000	254
PNC Financial Services Corp. 2,800	150
Popular, Inc. 4,100	185
Regions Financial Corp. 7,300	268

Security and Number of Shares	Mkt. Value ($ x 1,000)
Southtrust Corp. 7,300	233
Union Planters Corp. 6,700	223
UnionBanCal Corp. 6,400	347
Wachovia Corp. 17,300	794
Wilmington Trust Co. 3,800	128
	6,032

Business Machines & Software 2.6%

• Adaptec, Inc. 4,400	38
Autodesk, Inc. 6,500	125
• Cisco Systems, Inc. 36,100	757
• Dell Computer Corp. 9,100	329
• EMC Corp. 8,700	120
Hewlett Packard Co. 8,200	183
• Integrated Device Technology, Inc. 11,000	173
Microsoft Corp. 19,550	511
• Oracle Systems Corp. 12,650	151
• Sybase, Inc. 16,600	297
• Tech Data Corp. 4,500	148
	2,832

Business Services 3.4%

• Accenture, Ltd. 22,400	524
• Cendant Corp. 39,950	816
• Citrix Systems, Inc. 6,200	157
• Convergys Corp. 8,800	141
• Ebay, Inc. 1,000	56
Factset Research Systems, Inc. 2,900	127
First Data Corp. 4,200	150
• GTech Holdings Corp. 3,800	170
H&R Block, Inc. 3,100	146
• Informatica Corp. 9,200	100
• Internet Security Systems, Inc. 7,400	121
• Invitrogen Corp. 2,300	146
• ITT Educational Services, Inc. 2,800	140
• Lamar Advertising Co. 4,900	149
• Netiq Corp. 8,400	102
• Openwave Systems, Inc. 5,700	74
• Polycom, Inc. 7,600	152
• Priority Healthcare Corp. Class B 4,400	95
• Republic Services, Inc., Class A 9,500	221

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Veritas Software Corp. 3,750	136
	3,723

Chemical 0.7%

Air Products & Chemicals, Inc. 2,000	91
• Cytec Industries, Inc. 7,200	251
Lubrizol Corp. 3,200	97
Monsanto Co. 9,700	243
Sigma Aldrich Corp. 1,500	79
	761

Construction 1.9%

Centex Corp. 3,500	341
• Dycom Industries, Inc. 4,400	95
• EMCOR Group, Inc. 2,100	79
Fluor Corp. 5,000	186
KB Home 4,100	281
• NVR, Inc. 300	147
Pulte Corp. 6,800	588
Standard Pacific Corp. 4,000	191
The Ryland Group, Inc. 1,800	160
	2,068

Consumer Durables 0.6%

• Furniture Brands International, Inc. 4,100	100
Hillenbrand Indutries, Inc. 4,100	244
La-Z-Boy Chair Co. 8,800	178
Newell Rubbermaid, Inc. 3,200	73
• Rent-A-Center, Inc. 3,500	109
	704

Containers 0.1%

Ball Corp. 2,200	**124**

Electronics 4.1%

• Agilent Technologies, Inc. 13,500	336
• Applied Materials, Inc. 7,500	175
• ASML Holding N.V. 8,250	145
• Avnet, Inc. 10,200	198
• Cox Radio, Inc. 4,600	102
• Fairchild Semiconductor Corp. 20,000	452
• Flextronics International Ltd. 6,850	96

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Intel Corp. 23,250	768
• LAM Research Corp. 6,550	188
• LSI Logic Corp. 28,550	264
• National Semiconductor Corp. 3,650	148
• Newport Corp. 7,200	114
• Nextel Communications, Inc., Class A 6,900	167
• Novellus System, Inc. 1,900	79
• Pinnacle Systems, Inc. 14,700	102
Scientific Atlanta, Inc. 9,800	290
• Silicon Storage Technologies, Inc. 8,200	92
• Stratex Networks, Inc. 19,000	61
• Synopsys, Inc. 4,000	127
◆• Taiwan Semiconductor Co. Ltd. 23,133	256
• Tellabs, Inc. 13,700	103
• Uniphase Corp. 32,500	115
• Vishay Intertechnology, Inc. 6,400	120
	4,498
Energy: Raw Materials 2.0%	
Anadarko Petroleum Corp. 2,500	109
Arch Coal, Inc. 7,500	184
Burlington Resources, Inc. 4,400	214
EOG Resources, Inc. 4,200	177
• Forest Oil Corp. 6,300	148
• Joy Global, Inc. 12,500	238
• Key Energy Group, Inc. 15,000	131
Noble Energy, Inc. 5,000	198
Occidental Petroleum Corp. 12,000	423
Tidewater, Inc. 7,000	192
Valero Energy Corp. 4,400	188
	2,202
Food & Agriculture 1.4%	
Agrium, Inc. 19,800	304
Bunge Ltd. 5,300	144
Fresh Del Monte Produce, Inc. 9,400	235
H.J. Heinz Co. 2,700	95
Hormel Foods Corp. 4,000	99
Supervalu, Inc. 18,500	466
Tyson Foods, Inc. 15,600	223
	1,566

Security and Number of Shares	Mkt. Value ($ x 1,000)
Healthcare / Drugs & Medicine 5.6%	
Abbott Laboratories 3,950	168
• American Pharmaceutical Partners, Inc. 7,200	175
Amgen, Inc. 3,350	207
Bausch & Lomb, Inc. 3,300	159
Bristol-Meyers Squibb Co. 6,900	175
• Covance, Inc. 5,200	135
• Cytec Corp. 7,300	94
Eli Lilly & Co. 2,700	180
• Gilead Sciences, Inc. 1,950	107
• Haemonetics Corp. 2,700	62
• Health Net, Inc. 9,200	291
• Humana, Inc. 5,800	118
• IDEC Pharmaceutical Corp. 5,500	193
Invacare Corp. 4,200	172
Johnson & Johnson, Inc. 10,650	536
• King Pharmaceuticals, Inc. 11,700	157
• Laboratory Corporation of America 5,600	199
• Lifepoint Hospitals, Inc. 3,600	93
• Manor Care, Inc. 6,900	230
McKesson Corp. 7,650	232
• Medimmune, Inc. 13,950	372
Medtronic, Inc. 2,400	109
Merck & Co., Inc. 7,550	334
Mylan Laboratories, Inc. 2,250	54
Omnicare, Inc. 6,100	234
• Pacificare Health Systems, Inc. 3,300	196
Pfizer, Inc. 16,750	529
• Province Healthcare Co. 11,300	145
• St. Jude Medical, Inc. 700	41
• Steris Corp. 4,700	98
• Univision Communications, Inc. 3,600	122
Wyeth 3,350	148
	6,065
Household Products 0.2%	
Procter & Gamble Co. 1,800	**177**
Insurance 3.5%	
Allstate Corp. 11,900	470
Cincinnati Financial Corp. 3,300	135

Security and Number of Shares	Mkt. Value ($ x 1,000)
Everest Reinsurance Group Ltd. 3,400	282
Fidelity National Financial, Inc. 9,125	282
First American Financial Corp. 9,600	275
Lincoln National Corp. 6,200	248
Mercury General Corp. 3,600	171
Old Republic International Corp. 12,500	449
PMI Group, Inc. 8,400	321
• Principal Financial Group, Inc. 11,300	354
Radian Group, Inc. 5,100	270
RenaissanceRe Holdings Ltd. 5,800	261
• StanCorp Financial Group, Inc. 2,100	132
Torchmark Corp. 4,300	189
	3,839

Media 2.3%

Blockbuster, Inc. 7,200	139
• Clear Channel Communications, Inc. 4,400	180
• Comcast Corp. Class A 2,400	78
• EchoStar Communications Corp. 2,200	84
Knight-Ridder, Inc. 1,800	132
McGraw Hill Cos., Inc. 1,700	114
• Panamsat Corp. 7,900	163
Readers Digest Association, Inc. 11,900	175
• The Walt Disney Co. 13,800	312
• Time Warner, Inc. 31,300	479
• Tom Brown, Inc. 7,000	189
• Viacom, Inc., Class B 7,550	301
• Westwood One, Inc. 4,700	141
	2,487

Miscellaneous 0.1%

• DigitalNet Holdings, Inc. 1,000	23
3M Co. 1,000	79
	102

Miscellaneous Finance 7.4%

A.G. Edwards, Inc. 3,300	134
American Express Co. 1,700	80
Astoria Financial Corp. 4,900	170
CIT Group, Inc. 7,800	262
❶ Citigroup, Inc. 46,100	2,185
Countrywide Credit Industries, Inc. 6,900	725
Fannie Mae 1,800	129

Security and Number of Shares	Mkt. Value ($ x 1,000)
Flagstar Bancorp, Inc. 9,400	210
• Franklin Resources, Inc. 3,000	142
Home Properties of New York, Inc. 5,500	212
Independence Community Bank Corp. 4,100	151
IndyMac Bankcorp, Inc. 9,500	279
IPC Holdings Ltd. 7,500	281
Lehman Brothers Holdings, Inc. 5,550	399
LNR Property Corp. 3,700	151
MDC Holdings, Inc. 4,000	269
Merrill Lynch & Co., Inc. 700	41
Morgan Stanley 8,600	472
The Bear Stearns Cos., Inc. 4,900	374
The Goldman Sachs Group, Inc. 1,800	169
Waddell & Reed Financial, Inc. 5,400	120
Washington Federal, Inc. 10,400	274
Washington Mutual, Inc. 14,300	626
Webster Financial Corp. 3,600	161
	8,016

Non-Durables & Entertainment 0.9%

• Activision, Inc. 12,550	189
• American Greetings Corp. Class A 5,300	113
• CBRL Group, Inc. 7,500	291
• Energizer Holdings, Inc. 4,200	155
Wendy's International, Inc. 5,000	185
	933

Non-Ferrous Metals 0.6%

Alcan Aluminum Ltd. 3,600	144
Engelhard Corp. 4,600	131
Freeport-McMoRan Copper & Gold, Inc., Class B 9,200	357
	632

Oil: Domestic 2.4%

Amerada Hess Corp. 5,200	268
• Cal Dive International, Inc. 7,800	162
Chesapeake Energy Corp. 12,800	153
Chevron Corp. 1,900	141
• Cimarex Energy Co. 4,500	92
Marathon Oil Corp. 12,500	370
• National Oilwell, Inc. 4,600	88
• Newfield Exploration Co. 5,800	230

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Precision Drilling Corp. 6,300	248
Sunoco, Inc. 6,400	280
Talisman Energy, Inc. 3,200	156
Teekay Shipping Corp. 9,900	477
	2,665
Oil: International 0.9%	
ExxonMobil Corp. 23,200	849
GlobalSantaFe Corp. 4,600	103
	952
Optical & Photo 0.3%	
Eastman Kodak Co. 6,900	169
• Ingram Micro, Inc., Class A 13,800	204
	373
Paper & Forest Products 0.5%	
• Louisiana-Pacific Corp. 7,100	135
Rayonier, Inc. 5,250	221
Temple Inland, Inc. 4,500	243
	599
Producer Goods & Manufacturing 1.4%	
Briggs & Stratton Corp. 1,800	117
General Electric Co. 13,450	390
Graco, Inc. 3,600	137
Grainger, Inc. 3,500	160
Harsco Corp. 4,000	153
Hon Industries, Inc. 2,900	119
• Mettler-Toledo International, Inc. 5,800	223
Pentair, Inc. 2,800	115
Trinity Industries, Inc. 5,000	127
	1,541
Railroad & Shipping 0.3%	
Burlington Northern Santa Fe Corp. 3,000	87
◆ Canadian Pacific Railway Ltd. 2,600	73
• Kansas City Southern Industries, Inc. 15,800	209
	369
Real Property 0.3%	
First Industrial Realty Trust, Inc. 5,700	184

Security and Number of Shares	Mkt. Value ($ x 1,000)
Plum Creek Timber Co., Inc. 3,300	87
	271
Retail 3.1%	
Albertson's, Inc. 15,100	306
• Barnes & Noble, Inc. 7,800	232
• BJ's Wholesale Club, Inc. 8,200	211
Claire's Stores, Inc. 3,900	151
CVS Corp. 7,100	250
• Federated Department Stores, Inc. 9,200	437
Foot Locker, Inc. 5,200	93
Home Depot, Inc. 7,150	265
• Kohls Corp. 3,150	177
• Kroger Co. 21,300	372
• Safeway, Inc. 8,000	169
Talbots, Inc. 2,400	79
Tandy Corp. 4,300	129
Target Corp. 1,650	66
• Toys 'R' Us, Inc. 3,800	49
Wal-Mart Stores, Inc. 6,150	363
	3,349
Sanitary Services 0.3%	
• Citizens Utilities Co., Class B 21,600	**269**
Steel 0.3%	
Nucor Corp. 1,900	104
• Steel Dynamics, Inc. 10,700	199
	303
Telecommunications Services & Equipment 0.1%	
• Advanced Fibre Communications, Inc. 3,600	**87**
Telephone 1.6%	
• Amdocs Ltd. 7,600	163
BellSouth Corp. 26,100	687
SBC Communications, Inc. 15,600	374
Verizon Communications, Inc. 15,600	524
	1,748
Tobacco 0.5%	
Altria Group, Inc. 3,100	144

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
R.J. Reynolds Tobacco Holdings, Inc. 7,800	375
	519

Travel & Recreation 0.6%

Carnival Corp. 2,350	82
◆•Fairmont Hotels & Resorts, Inc. 7,000	180
•Harrah's Entertainment, Inc. 3,100	135
•Mandalay Resort Group 3,500	137
Station Casinos, Inc. 4,800	143
	677

Trucking & Freight 0.7%

•CNF, Inc. 3,200	112
•Overnite Corp. 1,150	26
Ryder Systems, Inc. 8,800	264
•Sanmina-SCI Corp. 6,200	65
U.S. Freightways Corp. 5,700	182
United Parcel Service, Inc. 1,400	101
	750

Utilities : Electric & Gas 2.1%

Alliant Energy Corp. 6,000	144
American Electric Power Co., Inc. 5,100	144
Constellation Energy Group, Inc. 5,100	185
•Edison International 17,300	341
Entergy Corp. 2,400	129
Exelon Corp. 2,100	133
Nisource, Inc. 9,600	199
Northeast Utilities 7,400	140
Oneok, Inc. 7,100	141
Sempra Energy 12,600	350
Wisconsin Energy Corp. 6,400	210
Xcel Energy, Inc. 8,800	144
	2,260

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S. Government Securities 8.7% of Net Assets		
U.S. Treasury Bond		
■❹ 7.50%, 11/15/16	1,550	1,961
5.50%, 08/15/28	100	103

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S. Treasury Index Participation Note		
■❸ 3.38%, 01/15/07	1,600	2,033
■❿ 3.63%, 01/15/08	750	952
U.S. Treasury Note		
■❻ 2.00%, 11/30/04	1,500	1,512
■ 1.75%, 12/31/04	500	503
▸❺ 3.63%, 05/15/13	2,000	1,916
4.25%, 08/15/13	400	398
U.S. Treasury Stripped Bond		
0.00%, 11/15/16	300	154
		9,532

Agency Mortgage-Backed Securities 13.5% of Net Assets		
Fannie Mae		
Pool# 535846		
6.00%, 04/01/16	78	81
Pool# 670372		
6.00%, 09/01/17	249	259
Pool# 555454		
6.00%, 03/01/18	275	286
Pool# 726026		
▲ 4.00%, 08/01/18	731	712
Pool# 727446		
▲ 4.00%, 08/01/18	495	482
Pool# 731349		
▲❾ 4.00%, 08/01/18	991	967
Pool# 732337		
▲ 4.00%, 08/01/18	685	667
Pool# 733374		
4.00%, 08/01/18	56	54
Pool# 727380		
▲ 4.00%, 09/01/18	495	483
Pool# 729667		
▲ 4.00%, 09/01/18	496	484
Pool# 503041		
6.50%, 07/01/29	85	88
Series 2002-16 Class TK		
5.50%, 07/25/29	130	131
Pool# 560551		
▲ 6.50%, 11/01/30	571	594
Pool# 586142		
▲ 6.50%, 06/01/31	75	78
Pool# 589646		
6.50%, 06/01/31	84	87
▲*Pool# 190313*		
6.50%, 07/01/31	200	207
Pool# 581669		
▲ 6.50%, 07/01/31	547	569
Pool# 581861		
▲ 6.50%, 07/01/31	561	584
Pool# 609508		
▲ 6.50%, 10/01/31	67	70

See financial notes.   29

Portfolio Holdings continued

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Pool# 613782		
6.50%, 11/01/31	71	74
Pool# 632288		
▲ 6.50%, 02/01/32	527	548
Pool# 638016		
6.50%, 04/01/32	601	624
Pool# 569666		
6.50%, 05/01/32	63	65
Pool# 630039		
6.50%, 07/01/32	16	17
Pool# 656465		
6.50%, 09/01/32	543	565
Pool# 732153		
4.50%, 07/01/33	481	458
Pool# 733910		
4.50%, 08/01/33	518	494
▸ 5.50%, 11/13/33	800	808
▸⑧ 6.50%, 11/13/33	1,000	1,039
Series 2003-W1 Class 1A1		
6.50%, 12/25/42	168	178
Freddie Mac		
Series 2535 Class DT		
5.00%, 09/15/16	236	243
Pool# C90580		
▲ 6.00%, 09/01/22	455	469
Series 2504 Class B		
6.00%, 08/15/26	98	98
Series 2553 Class JD		
4.50%, 08/15/31	114	112
Ginnie Mae II		
▸② 6.50%, 11/19/33	2,000	2,088
		14,763

Corporate Bonds 3.9% of Net Assets

Fixed-Rate Obligations 2.7%

▪ AT&T Corp.		
8.50%, 11/15/31	250	284
El Paso Corp.		
7.80%, 08/01/31	250	191
7.75%, 01/15/32	150	114
Federal Republic of Brazil		
Series C		
8.00%, 04/15/14	369	346
▪ Ford Motor Co.		
8.90%, 01/15/32	500	492
▪ General Motors Corp.		
6.88%, 08/28/12	750	770
Pemex Project Funding Master Trust		
9.13%, 10/13/10	250	295

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
▪ Republic of Panama		
9.38%, 01/16/23	250	273
United Mexican States		
Series A		
6.38%, 01/16/13	150	155
		2,920

Variable-Rate Obligations 1.2%

▪ British Telecom PLC		
2.41%, 12/15/03	500	501
Entergy Gulf States 144A		
2.04%, 12/18/03	200	201
Federal Republic of Brazil		
Series EI		
2.13%, 04/15/04	80	78
▪ National Rural Utilities		
Series C		
2.11%, 01/26/04	500	502
		1,282

Municipal Bonds 1.8% of Net Assets

▪ California State		
Revenue Anticipation Note Warrant, Series A		
2.00%, 06/16/04	300	301
▪ Golden State, California Securitization Corp.		
Revenue Bond, Series 2003-A-1		
6.25%, 06/01/33	250	221
✚▪ Massachusetts State Water Resource Authority		
General Revenue Bond, Series 2002J		
5.00%, 08/01/32	250	251
▪ Tobacco Settlement Financing Corp. of Rhode Island		
Revenue Bond, Series 2002A		
6.25%, 06/01/42	500	420
✚▪ Triborough, New York Bridge & Tunnel Authority		
Revenue Bond, Series 2002B		
5.00%, 11/15/32	750	752
		1,945

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Non-Agency Mortgage-Backed Securities 1.3% of Net Assets		
Variable-Rate Obligations 1.1%		
Bear Stearns Adjustable Rate Mortgage Trust		
Series 2002-11 Class 1A1		
5.68%, 11/01/03	199	200
Series 2002-5 Class 6A		
6.05%, 11/01/03	95	95
Series 2002-9 Class 2A		
5.44%, 11/01/03	198	201
Structured Asset Securities Corp.		
Series 2002-13 Class 2A1		
1.62%, 11/01/03	583	585
Wells Fargo Mortgage Backed Securities Trust		
Series 2002-E Class 2A1		
5.22%, 11/01/03	109	111
		1,192
Fixed-Rate Obligations 0.2%		
Residential Funding Mortgage Security I		
Series -S9 Class A1		
6.50%, 03/25/32	201	**203**
Short-Term Investments 8.5% of Net Assets		
Commercial Paper & Other Corporate Obligations 6.0%		
BP Capital Markets PLC		
1.08%, 03/02/04	600	598
▲ Danske Corp.		
1.07%, 11/12/03	900	900
▲ General Electric Capital Corp.		
1.06%, 12/18/03	1,000	999
▲ HBOS Treasury Services PLC		
1.07%, 12/10/03	1,000	999
▲ Kraft Foods		
2.08%, 02/27/04	300	300
Rabobank Nederland		
1.07%, 01/20/04	900	898
Royal Bank of Scotland		
1.08%, 02/03/04	800	798
UBS Finance, Inc.		
1.06%, 01/21/04	1,000	997
		6,489

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S. Government Securities 2.5%		
Fannie Mae		
■ 1.07%, 11/05/03	1,100	1,100
U.S. Treasury Bills		
▲ 0.96%, 12/04/03	85	85
▲ 0.92%, 12/11/03	50	50
▲ 0.87%, 12/18/03	65	65
▲ 0.92%, 12/18/03	150	150
▲ 0.93%, 12/18/03	205	205
▲ 0.94%, 12/18/03	120	120
1.00%, 04/08/04	1,000	995
		2,770

Security and Number of Shares	Mkt. Value ($ x 1,000)
Other Investments 6.4% of Net Assets	
Other Investment Companies 6.4%	
▲ Provident Institutional Funds— TempCash 1,578,741	1,579
▲ Provident Institutional Funds— TempFund 5,439,594	5,440
	7,019

Security Description	Number of Contracts	Mkt. Value ($ x 1,000)
Options 0.0% of Net Assets		
Put Options 0.0%		
10 Year U.S. Treasury Note Future, Strike Price 100.00, Expires 11/22/03	100	2
3 Month Eurodollar Future, Strike Price 95.00, Expires 03/15/04	20	—
		2

End of investments. For totals, please see the first page of holdings for this fund.

Portfolio Holdings continued

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Short Sales 11.9% of Net Assets		
Foreign Government Securities 1.1%		
Obrigacoes do Tesouro		
5.00%, 06/15/12	1,000	**1,222**
U.S. Government Securities 10.8%		
U.S. Treasury Note		
4.38%, 05/15/07	500	529
5.50%, 05/15/09	4,800	5,320
3.63%, 05/15/13	5,200	4,980
4.25%, 08/15/13	900	897
		11,726

Security Description	Number of Contracts	Mkt. Value ($ x 1,000)
Options Written 0.1% of Net Assets		
Call Options 0.1%		
3 Month LIBOR, Strike Price 3.00, Expires 11/12/03	120	—
3 Month LIBOR, Strike Price 5.00, Expires 01/07/05	370	130
		130
Put Options 0.0%		
3 Month LIBOR, Strike Price 5.50, Expires 12/17/03	80	—
3 Month LIBOR, Strike Price 7.00, Expires 01/07/05	370	28
		28

End of short sales and options written. For totals, please see the first page of holdings for this fund.

In addition to the above, the fund held the following at 10/31/03. All numbers x 1,000.

Swap Agreements

	Notional Amount	Unrealized Gains/(Losses)
British Pounds Interest Rate		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.25%, expires 03/17/05, Morgan Stanley	4,500	(42)
European Euro Interest Rate		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 4.00%, expires 12/17/13, Barclays Bank PLC	2,300	31
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 3.50%, expires 09/15/05, Barclays Bank PLC	10,600	(18)
Japanese Yen Interest Rate		
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 1.07%, expires 06/02/12, Morgan Stanley	50,000	16
Receive variable rate payments of 6 month LIBOR, Pay fixed rate payments of 1.07%, expires 06/02/12, Goldman Sachs	50,000	20
Swiss Francs Interest Rate		
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 1.50%, expires 03/29/05, Merrill Lynch	3,100	1
Receive variable rate payments of 3 month LIBOR, Pay fixed rate payments of 1.50%, expires 03/29/05, J.P. Morgan	400	1
U.S. Dollars Credit Default		
Eli Lilly & Co. Rate 0.16%, expires 12/20/08, Barclays Bank PLC	100	—
Johnson & Johnson, Inc. Rate 0.11%, expires 12/20/08, Lehman Brothers, Inc.	100	—
Eaton Corp. Rate 0.28%, expires 12/20/08, Citibank N.A.	100	—
Whirlpool Corp. Rate 0.29%, expires 12/20/08, Lehman Brothers, Inc.	100	—
Home Depot, Inc. Rate 0.12%, expires 12/20/08, Lehman Brothers, Inc.	100	—

All numbers x 1,000 except number of futures contracts.

Swap Agreements (continued)

	Notional Amount	Unrealized Gains/(Losses)
Fedex Corp. Rate 0.29%, expires 12/20/08, Citibank N.A.	100	–
Allstate Corp. Rate 0.26%, expires 12/20/08, Morgan Stanley	100	–
Wal-mart Stores, Inc. Rate 0.14%, expires 12/20/08, Citibank N.A.	200	–
Ingersoll-Rand Co. Ltd. Rate 0.32%, expires 12/20/08, Merrill Lynch	100	–
Emerson Electric Co. Rate 0.21%, expires 12/20/08, Morgan Stanley	100	–
AutoZone, Inc. Rate 0.35%, expires 12/20/08, UBS, AG	200	1
Radioshack Corp. Rate 0.35%, expires 12/20/08, Lehman Brothers, Inc.	100	–
Masco Corp. Rate 0.30%, expires 12/20/08, Lehman Brothers, Inc.	100	–
		10

Futures Contracts

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
S&P 500 Index, Long expires 12/19/03	8	2,099	61
90 Day Eurodollar, Long expires 03/14/05	32	7,767	(27)
90 Day Eurodollar, Long expires 06/13/05	24	5,804	10
90 Day Eurodollar, Long expires 09/13/04	1	245	2
90 Day Eurodollar, Short expires 09/19/05	(8)	(1,928)	(3)
10 Year, Long U.S. Treasury Note, expires 03/22/04	20	2,217	(4)
10 Year, Long U.S. Treasury Note, expires 12/19/03	127	14,262	247
20 Year, Short U.S. Treasury Note, expires 12/19/03	(16)	(1,740)	(59)
90 Day LIBOR, Long exprires, 03/17/04	1	203	(2)
90 Day LIBOR, Long exprires, 03/17/05	3	602	(11)

 See financial notes.

All numbers x 1,000 except number of futures contracts.

Futures Contracts (continued)

	Number of Contracts	Contract Value	Unrealized Gains/(Losses)
90 Day LIBOR, Long exprires, 06/16/04	1	202	(2)
90 Day LIBOR, Long exprires, 09/16/04	1	202	(3)
90 Day LIBOR, Long exprires, 12/16/04	5	1,007	(7)
3 Month, Long Eurodollar LIBOR, expires, 12/13/04	4	1,128	(1)
10 Year, Long Eurobond, expires 12/10/03	27	3,539	(40)
			161

Forward Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
11/05/2003	European Euro	649	U.S. Dollars	755	(3)
11/05/2003	U.S. Dollars	183	European Euro	159	(1)
12/11/2003	U.S. Dollars	17	British Pounds	10	—
09/08/2004	China Renminbi	6,077	U.S. Dollars	750	7
					3

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$114,460
Foreign currency	115
Swap agreements, at fair value	122
Receivables:	
Fund shares sold	17
Dividends	79
Interest	286
Due from brokers for futures	62
Investments sold	1,401
Investments sold short	14,390
Unrealized gains on forward foreign currency contracts	7
Prepaid expenses	+ 7
Total assets	**130,946**

Liabilities

Securities sold short at market value	12,948
Options written, at value	158
Payables:	
Fund shares redeemed	91
Investments bought	7,215
Covered short sales	1,240
Interest on short sales	264
Investment adviser and administrator fees	4
Transfer agency and shareholder service fees	2
Unrealized losses on forward foreign currency contracts	4
Accrued expenses	+ 47
Total liabilities	**21,973**

Net Assets

Total assets	130,946
Total liabilities	− 21,973
Net assets	**$108,973**

Net Assets by Source

Capital received from investors	117,023
Net investment income not yet distributed	1,066
Net realized capital losses	(18,702)
Net unrealized capital gains	9,586

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$108,973		9,843		$11.07

Unless stated, all numbers x 1,000.

The fund paid $105,022 for these securities. Not counting short-term obligations and government securities, the fund paid $89,008 for securities during the report period and received $101,702 from securities it sold or that matured. For long-term government securities, the fund paid $146,761 during the report period and received $152,193 for securities it sold or that matured.

The fund paid $108 for this currency.

The fund paid $112 to enter into these swap agreements.

The proceeds for securities sold short is $12,875.

Options Written	Number of Contracts	Premiums Received
Beginning of period	980	$188
Options written	1,434	$57
Options closed	(416)	($52)
Options expired	(1,058)	($11)
Options exercised	+ —	—
End of period	**940**	**$182**

These derive from investments, short sales, options, foreign currency transactions, futures and swap agreements.

Federal Tax Data

Portfolio cost	$105,425

Net unrealized gains and losses:

Gains	$10,388
Losses	+ (1,353)
	$9,035

Undistributed earnings:

Ordinary income	$1,062
Long-term capital gains	$—
Capital losses utilized	$511

Unused capital losses:

Expires 10/31 of:	Loss amount:
2009	$8,981
2010	+ 9,116
	$18,097

Reclassifications:

Net investment income not yet distributed	$287
Reclassified as:	
Net realized capital gains	($287)

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Investment Income		
Dividends		$1,018
Interest	+	1,205
Total investment income		**2,223**
Net Realized Gains and Losses		
Net realized gains on investments sold		250
Net realized gains on short sales		113
Net realized gains on foreign currency transactions		41
Net realized losses on option contracts		(107)
Net realized gains on futures contracts		951
Net realized losses on swap agreements	+	(331)
Net realized gains		**917**
Net Unrealized Gains and Losses		
Net unrealized gains on investments		15,901
Net unrealized losses on short sales		(73)
Net unrealized gains on foreign currency transactions		118
Net unrealized gains on option contracts		207
Net unrealized losses on futures contracts		(40)
Net unrealized gains on swap agreements	+	336
Net unrealized gains		**16,449**
Expenses		
Investment adviser and administrator fees		847
Transfer agent and shareholder service fees		249
Trustees' fees		6
Custodian and portfolio accounting fees		129
Professional fees		32
Registration fees		16
Shareholder reports		28
Other expenses	+	16
Total expenses		1,323
Expense reduction	+	(226)
Net expenses		**1,097**
Increase in Net Assets from Operations		
Total investment income		2,223
Net expenses	–	1,097
Net investment income		**1,126**
Net realized gains		917
Net unrealized gains	+	16,449
Increase in net assets from operations		**$18,492**

Unless stated, all numbers x 1,000.

An additional $3 was withheld for foreign taxes.

Calculated as 0.85% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 1.10% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $17,366.

See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$1,126	$2,119
Net realized gains or losses	917	(9,475)
Net unrealized gains	+ 16,449	1,868
Increase or Decrease in Net Assets from Operations	**18,492**	**(5,488)**

Distributions Paid

	11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income	**$1,516**	**$2,727**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,150	$11,825	1,632	$16,319
Shares reinvested	151	1,431	257	2,727
Shares redeemed	+ (1,851)	(18,430)	(3,131)	(31,384)
Net transactions in fund shares	**(550)**	**($5,174)**	**(1,242)**	**($12,338)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	10,393	$97,171	11,635	$117,724
Total increase or decrease	+ (550)	11,802	(1,242)	(20,553)
End of period	**9,843**	**$108,973**	**10,393**	**$97,171**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions are:

Current period	
Ordinary income	$1,516
Long-term capital gains	$–
Prior period	
Ordinary income	$2,727
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,066 and $1,169 at the end of the current and prior period, respectively.

 See financial notes.

Schwab Small-Cap MarketMasters Fund™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	7.18	8.73	12.27	11.04	8.51
Income or loss from investment operations:					
Net investment income or loss	(0.09)	0.04	0.41	0.39	0.24
Net realized and unrealized gains or losses	3.99	(1.54)	(2.68)	1.30	2.34
Total income or loss from investment operations	3.90	(1.50)	(2.27)	1.69	2.58
Less distributions:					
Dividends from net investment income	(0.00)[1]	(0.03)	(0.55)	(0.46)	(0.05)
Distributions from net realized gains	–	(0.02)	(0.72)	–	–
Total distributions	–	(0.05)	(1.27)	(0.46)	(0.05)
Net asset value at end of period	11.08	7.18	8.73	12.27	11.04
Total return (%)	54.32	(17.34)	(19.99)	15.17	30.38
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	1.55	0.84[2,3]	0.50[3]	0.50[3,4]	0.50[3]
Gross operating expenses	1.80	1.31[3]	0.91[3]	0.92[3]	1.01[3]
Net investment income or loss	(0.98)	0.06	4.17	2.86	2.23
Portfolio turnover rate	94	324	172	128	145
Net assets, end of period ($ x 1,000,000)	115	81	111	162	123

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.93% if certain non-routine expenses (proxy fees) had been included.

[3] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[4] The ratio of net operating expenses would have been 0.51% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for futures contracts

◆ American Depositary Receipt

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
95.5% **Common Stock**	88,474	109,830
0.1% **Short-Term Investments**	110	110
4.2% **Other Investments**	4,820	4,820
99.8% **Total Investments**	**93,404**	**114,760**
0.2% **Other Assets and Liabilities, Net**		287
100.0% **Total Net Assets**		**115,047**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 95.5% of Net Assets	
Aerospace / Defense 0.5%	
• Esterline Technologies Corp. 12,400	275
• Veeco Instruments, Inc. 9,600	243
	518
Air Transportation 0.7%	
• Aviall, Inc. 9,200	140
• CPI Aerostructures, Inc. 2,700	30
• Hawk Corp. Class A 30,100	116
• Mesa Airlines, Inc. 12,800	138
Southwest Airlines, Inc. 17,900	347
	771
Apparel 1.3%	
• Hartmarx Corp. 28,000	120
• Jones Apparel Group, Inc. 16,585	572

Security and Number of Shares	Mkt. Value ($ x 1,000)
Phillips-Van Heusen Corp. 9,200	158
• The Dixie Group, Inc. 15,000	108
• The Warnaco Group, Inc. 20,200	352
• Tommy Hilfiger Corp. 10,000	147
	1,457
Automobile Products / Motor Vehicles 0.9%	
• CSK Auto Corp. 19,400	333
• Fleetwood Enterprises, Inc. 23,000	232
Lamson & Sessions Co. 4,900	29
• National RV Holdings, Inc. 19,700	213
Spartan Motors, Inc. 23,500	219
	1,026
Banks 1.5%	
BankNorth Group, Inc. 13,600	426
Mellon Financial Corp. 12,300	367
North Fork Bancorp, Inc. 9,000	351
• Silicon Valley Bancshares 4,900	172
• Texas Capital Banshares, Inc. 8,300	113
Zions Bancorp. 4,600	282
	1,711
Business Machines & Software 4.8%	
• Advanced Digital Information Corp. 15,700	255
• ❻ Ascential Software Corp. 36,500	810
• Borland Software Corp. 9,400	83
• Computer Horizons Corp. 171,600	652
• Concurrent Computer Corp. 18,600	87
• Cray, Inc. 1,400	18
• DIGI International, Inc. 40,000	368
• Flow International Corp. 100,000	311
• Hypercom Corp. 24,700	122
• Interland, Inc. 300	2
• Interphase Corp. 36,000	572
• Lantronix, Inc. 26,900	32
• Maxtor Corp. 27,500	376
• MSC Software Corp. 16,700	172
• Omnicell, Inc. 17,700	252
• Printronix, Inc. 500	7
• SCM Microsystems, Inc. 11,100	92

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Systems & Computer Technology Corp. 38,500	566
• Tech Data Corp. 5,300	175
• Ultimate Electronics, Inc. 13,000	117
• Unisys Corp. 19,100	293
• White Electronics Designs Corp. 3,200	35
	5,397

Business Services 13.2%

• Alliance Semiconductor Corp. 39,500	304
• American Management Systems, Inc. 45,500	673
Analogic Corp. 4,000	174
• Ansoft Corp. 30,000	351
• Aquantive, Inc. 4,300	45
• Aspen Technology, Inc. 56,500	452
• Bottomline Technology, Inc. 19,700	142
Bowne & Co., Inc. 24,000	360
• Carreker Corp. 19,400	189
• Computer Task Group, Inc. 58,900	227
• Connective Therapeutics, Inc. 11,200	201
• Credence Systems Corp. 39,900	651
• Cross Country Healthcare, Inc. 8,200	114
• Dot Hill Systems Corp. 8,700	117
•❶ eFunds Corp. 77,800	1,246
• Epicor Software Corp. 17,500	177
• Epresence, Inc. 17,900	71
• Harris Interactive, Inc. 7,400	49
• Indus International, Inc. 7,900	20
• InFocus Corp. 64,900	428
• Internap Network Services Corp. 56,500	63
Interpublic Group of Cos., Inc. 23,400	348
• Ivillage, Inc. 25,800	76
• JDA Software Group, Inc. 18,200	390
• Keane, Inc. 46,600	612
• ManTech International Corp. Class A 900	22
• Mapics, Inc. 11,900	129
• Medical Staffing Network Holdings, Inc. 10,900	85
• Metasolv, Inc. 56,900	114
• Modem Media Poppe Tyson, Inc. 84,000	469
• Netiq Corp. 18,800	228
• Netsolve, Inc. 15,200	123

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Network Associates, Inc. 29,700	414
• Openwave Systems, Inc. 18,033	235
• Phoenix Technologies Ltd. 26,000	171
• Planar Systems, Inc. 2,600	60
• Polycom, Inc. 31,000	621
• Portal Software, Inc. 10,020	160
• Prime Medical Services, Inc. 15,800	68
• Priority Healthcare Corp. Class B 24,400	528
• Radiant Systems, Inc. 16,700	111
Reynolds & Reynolds Co., Class A 10,200	277
• Rogue Wave Software, Inc. 12,000	70
• RSA Security, Inc. 13,100	170
• SafeNet, Inc. 2,700	90
• SCB Computer Technology, Inc. 2,600	5
Standard Register Co. 14,100	248
• Stericycle, Inc. 13,200	610
• Technology Solutions Corp. 75,300	106
• Teledyne Technologies, Inc. 2,200	36
• Tetra Technologies, Inc. 19,050	431
• The Management Network Group, Inc. 48,300	140
• The TriZetto Group, Inc. 14,300	97
• Universal Electronics, Inc. 20,000	260
• Unova, Inc. 22,300	484
• Valueclick, Inc. 14,800	119
• Versant Corp. 17,800	32
• Volt Information Sciences, Inc. 21,400	374
• Watchguard Technologies, Inc. 16,000	92
• WebEx Communications, Inc. 14,100	311
• Wireless Facilities, Inc. 13,800	237
	15,207

Chemical 2.5%

A. Schulman, Inc. 13,100	249
• Applied Extrusion Technologies, Inc. 57,500	143
Calgon Carbon Corp. 47,500	305
Deswell Industries, Inc. 10,000	249
• Gundle Enviromental Systems, Inc. 8,000	137
H.B. Fuller Co. 6,200	154
MacDermid, Inc. 10,000	299

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Olin Corp. 26,600	463
• Peak International Ltd. 10,000	60
• Polyone Corp. 50,300	243
Quaker Chemical Corp. 8,300	220
Rohm & Haas Co. 5,000	196
Wellman, Inc. 22,100	182
	2,900

Construction 5.2%

D.R. Horton, Inc. 13,500	537
• EMCOR Group, Inc. 10,900	411
• ❹ Hovnanian Enterprises, Inc. 11,000	894
KB Home 7,100	486
• NCI Building Systems, Inc. 2,000	44
❼ Pulte Corp. 9,100	787
Standard Pacific Corp. 7,600	364
Texas Industries, Inc. 10,600	288
The Ryland Group, Inc. 4,400	391
• Toll Brothers, Inc. 19,600	722
• WCI Communities, Inc. 32,400	706
• Westell Technologies, Inc., Class A 14,000	117
• Wilsons, The Leather Experts, Inc. 24,800	230
	5,977

Consumer Durables 2.1%

Bassett Furniture Industries, Inc. 9,700	152
• Bush Industries, Inc., Class A 89,100	420
• Champion Enterprises, Inc. 56,000	398
• Furniture Brands International, Inc. 11,700	284
• Griffon Corp. 8,100	157
• Interface, Inc. 24,600	136
• Leggett & Platt, Inc. 11,500	240
• Maytag Corp. 13,100	333
• Salton, Inc. 23,400	250
• Water PIK Technologies, Inc. 2,800	31
	2,401

Containers 0.6%

• Graphic Packaging Corp. 35,300	136
• Mobile Mini, Inc. 27,400	578
	714

Security and Number of Shares	Mkt. Value ($ x 1,000)
Electronics 17.1%	
• Advanced Fibre Communications, Inc. 16,700	402
• Agere Systems, Inc., Class B 170,300	577
• Alliant Techsystems, Inc. 6,200	321
• Anadigics, Inc. 14,600	74
• Andrew Corp. 16,200	212
• Anixter International, Inc. 9,800	234
• Applied Micro Circuits Corp. 29,500	172
• Arris Group, Inc. 15,100	91
• Arrow Electronics, Inc. 17,000	363
• Avnet, Inc. 13,000	252
Belden, Inc. 7,600	143
• Bell Industries, Inc. 50,000	135
• Bell Microproducts, Inc. 45,000	380
Bonso Electronics International, Inc. 1,500	10
• Brooks Automation, Inc. 10,200	255
C & D Technologies, Inc. 26,000	518
• C-COR.Net Corp. 24,900	251
• Cable Design Techologies 26,100	252
• California Micro Devices Corp. 26,700	226
• Captaris, Inc. 48,300	287
• Celestica, Inc. 20,300	288
Cohu, Inc. 3,400	68
• Computer Network Technology 13,200	131
CTS Corp. 18,000	199
• DSP Group, Inc. 14,100	337
• Del Global Technologies Corp. 50,000	104
Ducommun, Inc. 5,000	94
• FSI International, Inc. 64,500	406
• Gerber Scientific, Inc. 38,500	304
• Glenayre Technologies, Inc. 31,900	97
• Globespan, Inc. 56,700	349
• Harmonic Lightwaves, Inc. 24,600	191
• Innovex, Inc. 13,200	149
• Integrated Silicon Solution, Inc. 16,000	226
Keithley Instruments, Inc. 15,500	250
• Lecroy Corp. 15,000	255
• LSI Logic Corp. 40,400	373
• Macromedia, Inc. 8,500	162
• Manufacturers Services Ltd. 59,500	366

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Maxwell Technologies, Inc. 25,000	203
• MEMC Electronic Materials, Inc. 28,900	324
• National Semiconductor Corp. 6,225	253
• Netopia, Inc. 14,000	143
• OSI Systems, Inc. 9,400	173
Park Electrochemical Corp. 10,800	265
• Pemstar, Inc. 17,600	62
• Pericom Semiconductor Corp. 20,000	228
PerkinElmer, Inc. 20,900	376
• Pinnacle Systems, Inc. 13,700	95
• PLX Technology, Inc. 21,600	180
• PMC-Sierra, Inc. 23,400	425
• Powerwave Technologies, Inc. 106,000	690
• ⑩ Rayovac Corp. 45,400	746
• Rex Stores Corp. 20,000	315
• SBS Technologies, Inc. 6,300	86
• Silicon Image, Inc. 29,900	210
• Silicon Storage Technologies, Inc. 12,600	141
• Standard Microsystems Corp. 12,600	378
Symbol Technologies, Inc. 13,300	166
• Symmetricom, Inc. 62,500	450
• Tekelec 17,700	285
• Tektronix, Inc. 16,100	413
• Teradyne, Inc. 27,700	631
• TRC Cos., Inc. 24,100	427
• Triquint Semiconductor, Inc. 15,000	108
• TTM Technologies, Inc. 13,300	214
• Tweeter Home Entertainment Group, Inc. 26,000	217
• Varian Semiconductor Equipment Associates, Inc. 2,600	126
• Vicor Corp. 26,100	265
• Vishay Intertechnology, Inc. 39,000	731
• Waters Corp. 7,800	245
Western Digital Corp. 41,000	552
	19,627

Energy: Raw Materials 1.8%

• Cooper Cameron Corp. 5,800	248
Devon Energy Corp. 5,400	262
ENSCO International, Inc. 4,600	121
• Forest Oil Corp. 11,700	274
• Horizon Offshore, Inc. 5,300	21

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Key Energy Group, Inc. 28,100	245
• Offshore Logistics, Inc. 12,200	266
• Swift Energy Co. 24,500	341
• Xanser Corp. 126,000	313
	2,091

Food & Agriculture 1.6%

Delta & Pineland Co. 26,200	599
• Galaxy Nutritional Foods, Inc. 70,500	279
• International Multifoods Corp. 18,900	422
• Lesco, Inc. 16,100	182
• Terra Industries, Inc. 40,000	107
• VistaCare, Inc., Class A 6,200	214
• Wild Oats Markets, Inc. 8,900	92
	1,895

Gold 0.6%

• Kinross Gold Corp. 48,891	402
• Meridian Gold, Inc. 26,200	334
	736

Healthcare / Drugs & Medicine 9.4%

• Amerigroup Corp. 11,600	485
• Apogent Technologies, Inc. 21,300	468
Bausch & Lomb, Inc. 12,900	621
Beckman Coulter, Inc. 6,900	343
• Cardiodynamics International Corp. 99,500	572
• Centene Corp. 22,942	702
• Charles River Laboratories, Inc. 10,300	332
• Cholestech Corp. 29,925	219
• Cytec Corp. 30,500	394
• Eon Labs, Inc. 9,900	417
Health Management Associates, Inc. 7,700	171
• Health Net, Inc. 10,800	341
Heico Corp. 8,800	135
• Hologic, Inc. 11,600	158
• Humana, Inc. 26,400	536
• Intuitive Surgical, Inc. 26,450	383
• Ivax Corp. 30,500	587
• Martek Biosciences Corp. 8,400	407
• Medsource Technologies, Inc. 5,000	25
• Neurocrine Biosciences, Inc. 6,500	304

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Omnicare, Inc. 14,000	537
• Pharmaceutical Product Developement, Inc. 20,000	601
• Pharmacopeia, Inc. 11,200	140
• Province Healthcare Co. 48,400	622
• Quest Diagnostic, Inc. 5,900	399
• Quest Medical, Inc. 6,750	277
• SciClone Pharmaceuticals, Inc. 6,000	48
• Transgenomic, Inc. 82,500	173
• Tripos, Inc. 12,500	87
• Wright Medical Group, Inc. 10,100	296
	10,780

Household Products 0.4%

• Estee Lauder Cos., Inc., Class A 5,500	205
• Playtex Products, Inc. 32,900	198
	403

Insurance 0.7%

• American Medical Security Corp. 8,400	192
Hooper Holmes, Inc. 86,650	451
Horace Mann Educators Corp. 15,000	199
	842

Media 2.4%

• Carmike Cinemas, Inc. 6,400	205
• Emmis Communications Corp. 14,100	313
• Insight Communications Co., Inc. 22,000	213
• Journal Communications, Inc., Class A 8,500	151
• Journal Register Co. 11,700	234
McClatchy Co., Class A 4,000	259
Meredith Corp. 2,300	112
• Metro Goldwyn Mayer, Inc. 19,035	304
• Network Equipment Technologies, Inc. 34,900	365
Readers Digest Association, Inc. 18,300	269
• Regent Communications, Inc. 17,000	102
Valassis Communications, Inc. 9,400	243
	2,770

Security and Number of Shares	Mkt. Value ($ x 1,000)
Miscellaneous 0.3%	
◆ Pengrowth Energy Trust 14,100	185
• 3Com Corp. 28,300	204
	389

Miscellaneous Finance 3.0%

• Accredited Home Lenders Holding Co. 10,400	298
Countrywide Credit Industries, Inc. 2,700	284
• eSpeed, Inc., Class A 5,700	155
• Knight Trading Group, Inc. 39,600	548
McGrath Rent Corp. 5,000	142
❽ MDC Holdings, Inc. 11,330	763
• Metris Cos., Inc. 22,000	104
• Portfolio Recovery Associates, Inc. 12,800	331
Raymond James Financial, Inc. 6,500	265
The Chicago Mercantile Exchange 9,100	618
	3,508

Non-Durables & Entertainment 2.3%

• A.T. Cross Co. 38,900	239
• Centillium Communications, Inc. 16,400	88
• Champs Entertainment, Inc. 16,000	126
Darden Restaurants, Inc. 14,500	304
IHOP Corp. 9,000	334
• Jakks Pacific, Inc. 12,000	156
Landry's Restaurants, Inc. 14,600	365
• Marvel Enterprises, Inc. 13,300	392
Movado Group, Inc. 3,000	72
Oneida Ltd. 20,000	95
• Rubio's Restaurant, Inc. 9,100	46
Topps, Inc. 14,200	145
Tupperware Corp. 15,700	236
	2,598

Non-Ferrous Metals 1.3%

• Brush Engineered Materials, Inc. 20,000	255
• Century Aluminum Co. 33,500	551
• Phelps Dodge Corp. 6,200	383
• Titanium Metals Corp. 9,050	333
	1,522

Security and Number of Shares	Mkt. Value ($ x 1,000)
Oil: Domestic 4.8%	
• Comstock Resources, Inc. 14,900	222
• Core Laboratories N.V. 25,500	390
• Global Industry Ltd. 155,500	718
• Gulfmark Offshore, Inc. 14,400	201
• Nuevo Energy Co. 10,900	214
• Patterson Energy, Inc. 15,700	449
• Pioneer Natural Resouces Co. 14,700	389
Pogo Producing Co. 8,600	360
• Pride International, Inc. 34,300	562
• Quicksilver Resources, Inc. 2,200	56
Spinnaker Exploration Co. 28,200	722
• Transocean, Inc. 17,800	342
• Varco International, Inc. 15,100	266
• W-H Energy Services, Inc. 14,600	229
• Westport Resources Corp. 17,000	407
	5,527
Optical & Photo 0.3%	
• Lexar Media, Inc. 12,700	291
• Zygo Corp. 6,200	93
	384
Paper & Forest Products 0.3%	
Longview Fibre Co. 20,300	218
• Lydall, Inc. 12,900	154
	372
Producer Goods & Manufacturing 7.9%	
❺ Baldor Electric Co. 41,600	886
• BE Aerospace, Inc. 14,400	81
• Butler Manufacturing Co. 1,000	18
Circor International, Inc. 15,000	309
Comfort Systems USA, Inc. 12,600	52
Dover Corp. 7,000	273
• DT Industries, Inc. 20,000	21
•❸ Flowserve Corp. 46,700	955
• Gardner Denver, Inc. 7,300	151
• GrafTech International Ltd. 14,800	154
• GSI Lumonics, Inc. 26,600	290
• Hexcel Corp 24,900	170
•❷ Ionics, Inc. 34,700	989
JLG Industries, Inc. 17,200	205

Security and Number of Shares	Mkt. Value ($ x 1,000)
Lennox International, Inc. 12,100	200
• Lone Star Technologies, Inc. 17,100	238
• Magnetek, Inc. 14,300	87
• Material Sciences Corp. 2,800	26
• Merix Corp. 15,300	272
• Metron Technology N.V. 15,100	65
• Modtech Holdings, Inc. 10,000	78
• Norstan, Inc. 18,600	53
• Oceaneering International, Inc. 30,700	708
❾ Pall Corp. 31,950	748
Regal Beloit Corp. 15,000	305
• Spectrum Control, Inc. 35,000	273
Steelcase, Inc. 48,500	570
TB Wood's Corp. 200	2
• Terex Corp. 2,600	59
• The Fairchild Corp. Class A 8,300	41
• The Shaw Group, Inc. 8,400	115
Timken Co. 22,500	377
York International Corp. 8,600	342
	9,113
Railroad & Shipping 0.4%	
• Omi Corp. 22,200	150
• Sharper Image Corp. 1,300	37
• Stelmar Shipping Ltd. 15,000	296
	483
Retail 4.2%	
• Alloy Online, Inc. 30,600	137
• American Eagle Outfitters, Inc. 18,300	293
• Bombay Co., Inc. 1,200	16
Brown Group, Inc. 5,000	173
• Burlington Coat Factory Warehouse Corp. 15,000	322
• Casual Male Retail Group, Inc. 13,200	117
• Charlotte Russe Holding, Inc. 14,100	190
• Coldwater Creek, Inc. 22,500	278
Dillard Department Stores, Inc. 14,000	226
• Gadzooks, Inc. 10,000	67
• InterTan, Inc. 19,800	208
J.C. Penny Co., Inc. 21,400	506
• Linens 'n Things, Inc. 12,200	360
Longs Drug Stores Co. 19,000	426

See financial notes.   45

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Petco Animal Supplies, Inc. 5,300	176
• Saks, Inc. 30,000	417
Sea Containers Ltd., Class A 17,200	264
Shopko Stores, Inc. 8,700	135
Talbots, Inc. 9,500	312
• Wetseal, Inc., Class A 14,100	155
	4,778

Steel 0.1%
• Oregon Steel Mills, Inc. 26,400	**94**

Telephone 0.6%
• Carrier Access Corp. 32,500	328
• General Communication, Inc. 18,800	185
• Globecomm Systems, Inc. 4,600	19
Inter-Tel, Inc., Class A 4,000	101
• ITXC Corp. 18,000	62
	695

Travel & Recreation 1.7%
• Alliance Gaming Corp. 11,000	267
Carnival Corp. 7,400	258
• Dick's Sporting Goods, Inc. 4,500	207
• Orient Express Hotels Ltd. 17,800	312
• Rent Way, Inc. 23,200	139
• Starwood Hotel & Resorts Worldwide, Inc. 6,800	229
Station Casinos, Inc. 11,500	342
• Vail Resorts, Inc. 17,500	235
	1,989

Trucking & Freight 0.7%
Arkansas Best Corp. 10,800	357
• Covenant Transportation, Inc., Class A 10,000	191
• Yellow Freight Systems, Inc. 7,600	250
	798

Utilities: Electric & Gas 0.3%
Williams Cos., Inc. 35,000	**357**

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Short-Term Investments 0.1% of Net Assets		

U.S. Government Securities 0.1%
▲ U.S. Treasury Bills		
0.88%, 12/18/03	10	10
0.93%, 12/18/03	100	100
		110

Security and Number of Shares	Mkt. Value ($ x 1,000)
Other Investments 4.2% of Net Assets	

Other Investment Companies 4.2%
▲ Provident Institutional Funds— TempFund 4,819,758	**4,820**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$114,760
Receivables:	
Fund shares sold	82
Dividends	31
Due from brokers for futures	1
Investments sold	830
Prepaid expenses	+ 7
Total assets	**115,711**

Liabilities

Payables:	
Fund shares redeemed	61
Investments bought	545
Investment adviser and administrator fees	7
Transfer agency and shareholder service fees	2
Accrued expenses	+ 49
Total liabilities	**664**

Net Assets

Total assets	115,711
Total liabilities	− 664
Net assets	**$115,047**

Net Assets by Source

Capital received from investors	116,619
Net realized capital losses	(22,963)
Net unrealized capital gains	21,391

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$115,047		10,380		$11.08

Unless stated, all numbers x 1,000.

The fund paid $93,404 for these securities. Not counting short-term obligations and government securities, the fund paid $81,741 for securities during the report period and received $91,202 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had five open S&P 500 futures contracts due to expire on December 19, 2003, with an aggregate net contract value of $1,312 and a net unrealized gain of $35.

Federal Tax Data

Portfolio cost	$94,209
Net unrealized gains and losses:	
Gains	$24,205
Losses	+ (3,654)
	$20,551
Undistributed earnings:	
Ordinary income	$−
Long-term capital gains	$−
Capital losses utilized	$3,062
Unused capital losses:	
Expires 10/31 of:	Loss amount:
2009	$12,029
2010	+ 10,153
	$22,182
Reclassifications:	
Net investment income not yet distributed	$886
Reclassified as:	
Capital received from investors	($886)

See financial notes. 47

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Investment Income

Dividends		$515
Interest	+	2
Total investment income		**517**

Net Realized Gains and Losses

Net realized gains on investments sold		2,908
Net realized gains on futures contracts	+	62
Net realized gains		**2,970**

Net Unrealized Gains and Losses

Net unrealized gains on investments		38,968
Net unrealized losses on futures contracts	+	(24)
Net unrealized gains		**38,944**

Expenses

Investment adviser and administrator fees		1,177
Transfer agent and shareholder service fees		226
Trustees' fees		5
Custodian and portfolio accounting fees		115
Professional fees		31
Registration fees		14
Shareholder reports		47
Other expenses	+	16
Total expenses		1,631
Expense reduction	+	(228)
Net expenses		**1,403**

Increase in Net Assets from Operations

Total investment income		517
Net expenses	−	1,403
Net investment loss		**(886)**
Net realized gains		2,970
Net unrealized gains	+	38,944
Increase in net assets from operations		**$41,028**

Unless stated, all numbers x 1,000.

An additional $5 was withheld for foreign taxes.

Calculated as 1.30% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 1.55% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $41,914.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income or loss	($886)	$63
Net realized gains or losses	2,970	(9,332)
Net unrealized gains or losses	+ 38,944	(7,786)
Increase or decrease in net assets from operations	**41,028**	**(17,055)**

Distributions Paid

Dividends from net investment income	3	332
Distributions from net realized gains	+ —	307
Total distributions paid	**$3**	**$639**

The tax-basis components of distributions are:

Current period
Ordinary income	$3
Long-term capital gains	$—

Prior period
Ordinary income	$332
Long-term capital gains	$307

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,528	$14,258	1,228	$11,362
Shares reinvested	0*	3	63	639
Shares redeemed	+ (2,500)	(21,725)	(2,698)	(24,170)
Net transactions in fund shares	**(972)**	**($7,464)**	**(1,407)**	**($12,169)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	11,352	$81,486	12,759	$111,349
Total increase or decrease	+ (972)	33,561	(1,407)	(29,863)
End of period	**10,380**	**$115,047**	**11,352**	**$81,486**

*Amount was less than 500 shares.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $— and $3 at the end of the current and prior period, respectively.

Schwab International MarketMasters Fund™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	8.74	10.80	15.53	14.84	10.58
Income or loss from investment operations:					
Net investment income	0.03	0.10	0.73	0.53	0.11
Net realized and unrealized gains or losses	3.18	(1.43)	(3.90)	2.49	4.28
Total income or loss from investment operations	3.21	(1.33)	(3.17)	3.02	4.39
Less distributions:					
Dividends from net investment income	(0.00)[1]	(0.07)	(0.77)	(0.49)	(0.13)
Distributions from net realized gains	–	(0.66)	(0.79)	(1.84)	–
Total distributions	–	(0.73)	(1.56)	(2.33)	(0.13)
Net asset value at end of period	11.95	8.74	10.80	15.53	14.84
Total return (%)	36.74	(13.65)	(22.41)	18.61	41.92
Ratios/Supplemental Data (%)					
Ratio to average net assets:					
Net operating expenses	1.65	0.93[2,3]	0.50[3]	0.50[3,4]	0.50[3]
Gross operating expenses	1.92	1.32[3]	0.88[3]	0.90[3]	0.97[3]
Net investment income	0.33	0.60	5.13	1.94	0.94
Portfolio turnover rate	99	158	51	80	249
Net assets, end of period ($ x 1,000,000)	302	206	215	278	104

[1] Per-share amount was less than $0.01.

[2] The ratio of net operating expenses would have been 0.99% if certain non-routine expenses (proxy fees) had been included.

[3] Prior to the fund's change in structure on June 3, 2002, the expenses incurred by underlying funds in which the fund invested were not included in this ratio.

[4] The ratio of net operating expenses would have been 0.51% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by country and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

◆ American Depositary Receipt

▲ Collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
93.1% Foreign Common Stock	234,812	281,310
0.2% Common Stock	315	469
0.2% Short-Term Investments	510	510
7.2% Other Investments	21,761	21,761
100.7% Total Investments	257,398	304,050
(0.7%) Other Assets and Liabilities, Net		(2,061)
100.0% Total Net Assets		301,989

Security and Number of Shares	Mkt. Value ($ x 1,000)

Foreign Common Stocks 93.1% of Net Assets

Australia 2.5%

AMP Ltd. 7,900	37
AMP Ltd. Rights 7,900	1
Commonwealth Bank of Australia 16,350	319
❾ John Fairfax Holdings Ltd. 1,194,000	3,067
Jubilee Mines NL 386,653	1,164
Macquarie Bank Ltd. 42,800	1,058
Portman Ltd. 979,832	1,119
Sigma Co. Ltd. 33,400	159
Toll Holdings Ltd. 87,500	519
	7,443

Security and Number of Shares	Mkt. Value ($ x 1,000)

Austria 0.3%

Erste Bank der Oesterreichischen Sparkassen AG 8,350	923

Belgium 0.3%

Interbrew SA 34,600	810

Brazil 1.7%

Banco Bradesco SA 26,624,000	112
Banco Itau SA Preffered 988,600	81
Companhia de Bebidas das Americas 2,370,000	507
Confeccoes Guararapes SA 17,505	69
◆ Eregli Demir Ve Celik Fabrik 16,578,700	349
Gerdau SA 30,420	443
◆ Petroleo Brasileiro SA 6,800	160
Sadia SA 1,016,727	1,070
◆ Telemig Celular Participacoes ADR 33,224	1,058
◆• Telesp Celular Participacoes SA 51,900	296
Usiminas SA 142,766	1,142
	5,287

Canada 2.8%

Bennett Environmental, Inc. 56,080	1,050
Bombardier, Inc., Class B 24,300	109
• CanWest Global Communications Corp. 25,100	238
Cinram International, Inc. 49,850	1,039
• Cognos, Inc. 13,000	449
• Corus Entertainment, Inc. 17,300	354
Encana Corp. 21,400	735
• Hip Interactive Corp 110,104	326
Home Capital Group, Inc., Class B 21,089	465
• MacDonald, Dettwiler and Associates Ltd. 12,650	218
Manulife Financial Corp. 20,800	631
Petro Canada 15,700	633
Peyto Energy Trust 69,984	1,200
• Precision Drilling Corp. 7,700	303

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Research in Motion Ltd. 11,600	513
• Shoppers Drug Mart Corp. 14,350	315
	8,578
China 0.3%	
Huaneng Power International, Inc. 600,400	**936**
Czech Republic 0.2%	
• Unipetrol A/S 220,470	**503**
Denmark 0.9%	
A P Moller - Maersk A/S 36	283
GN Store Nord A/S 155,069	1,006
Novo Nordisk A/S 9,900	356
• TopDanmark Development A/S 21,500	1,069
	2,714
Estonia 0.1%	
Hansabank Ltd. 7,900	**180**
Finland 0.8%	
Metso Oyj 171,100	1,918
Nokian Renkaat Oyj 4,900	366
	2,284
France 7.9%	
❽ Aventis SA 59,700	3,161
Banque National de Paris 39,800	2,091
Bonduelle 2,900	230
Camaieu 4,502	340
Carrefour SA 16,290	855
• Christian Dior SA 22,000	1,226
• Dassault Systemes SA 14,700	624
Ipsos 12,548	1,059
• JC Decaux SA 47,200	695
Klepierre 6,800	363
M6 Metropole Television 7,000	199
• Michelin (C.G.D.E.), Class B 33,500	1,314
Mr. Bricolage SA 5,600	161
• Neopost SA 54,500	2,706
• Orpea 12,100	193
• Pernod-Ricard 18,375	1,773

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Publicis Groupe SA 72,000	2,252
Rhodia SA 46,310	234
Rodriguez Group 3,700	251
• Sanofi-Synthelabo SA 10,800	669
❹ Vivendi Universal SA 171,100	3,594
	23,990
Germany 8.6%	
Allianz AG 19,170	2,055
Altana AG 11,700	737
AWD Holding AG 39,408	1,100
• Bayerische Motoren-Werke AG 73,500	2,944
• DAB Bank AG 107,873	859
DaimlerChrysler AG 4,600	172
❸ Deutsche Boerse AG 68,600	3,814
• Deutsche Telekom AG 53,400	841
Funkwerk AG 21,105	650
GFK AG 30,279	759
❼ Henkel KGaA 45,800	3,188
Henkel KGaA - VORZUG 15,600	1,147
• Hypo Real Estate Holding AG 2,200	38
• Infineon Technologies AG 4,500	66
• Linde AG 18,900	867
Muenchener Rueckversicherungs-Gesellschaft AG 12,000	1,431
• Muenchener Rueckversicherungs-Gesellschaft AG Rights 12,000	99
Puma AG 3,180	464
• SAP AG 10,100	1,469
• SBS Broadcasting SA 30,164	855
• SGL Carbon AG 52,278	982
Stada Arzneimittel AG 7,250	376
United Internet AG 51,226	1,075
	25,988
Greece 0.8%	
Coca-Cola Hellenic Bottling Co. SA 34,100	661
Folli-Follie SA 11,100	260
Germanos SA 47,075	1,018
◆• Stet Hellas Telecommunications SA 43,512	493
	2,432

Security and Number of Shares	Mkt. Value ($ x 1,000)
Hong Kong 2.9%	
Anhui Conch Cement Co. Ltd. 884,000	1,007
Cheung Kong Holdings Ltd. 8,400	70
China Insurance International Holdings Co. Ltd. 260,000	174
China Petroleum and Chemical Corp. (Sinopec) 604,000	200
Citic Pacific Ltd. 54,800	128
CNOOC Ltd. 154,100	291
•Convenience Retail Asia Ltd. 670,000	198
Denway Motors Ltd. 400,000	330
•Dongfang Electrical Machinery Co. Ltd. 2,325,000	764
Esprit Holdings Ltd. 175,000	550
Giordano International Ltd. 3,070,000	1,384
Hong Kong & China Gas Co. Ltd. 91,600	127
HSBC Holdings PLC 50,500	761
Li & Fung Ltd. 364,200	612
•PICC Property and Casualty Co. 36,000	8
Swire Pacific Ltd. Series A 4,800	29
Techtronic Industries Co. Ltd. 817,000	2,251
	8,884
Hungary 0.0%	
Magyar Tavkozlesi Rt (Matav) 8,900	32
◆Magyar Tavkozlesi Rt (Matav) SP 700	13
	45
India 0.5%	
◆Doctor Reddy's Laboratories Ltd. 15,900	424
◆HDFC Bank Ltd. 6,500	168
◆Infosys Technologies Ltd. 9,850	834
	1,426
Indonesia 0.1%	
PT Unilever Indonesia Tbk 590,000	**224**
Ireland 1.3%	
Anglo Irish Bank Corp. PLC 60,900	731
Bank of Ireland 198,000	2,440
Grafton Group PLC 30,100	187
◆•Ryanair Holdings PLC 11,300	582
	3,940

Security and Number of Shares	Mkt. Value ($ x 1,000)
Israel 1.0%	
•M-Systems Flash Disk Pioneers Ltd. 52,104	1,032
◆•Orbotech Ltd. 60,000	1,425
◆Teva Pharmaceutical Industries Ltd. 9,600	546
	3,003
Italy 1.7%	
Banco Popolare di Verona e Novara Scrl 118,000	1,824
•Mediolanum SPA 19,925	139
Merloni Elettrodomestici SPA 24,900	420
Saeco International Group SPA 34,500	144
•San Paolo IMI SPA 224,000	2,521
•Telecom Italia SPA 60,470	105
	5,153
Japan 16.2%	
Acom Co. Ltd 200	9
Asahi Breweries Ltd. 4,300	36
Askul Corp. 6,800	358
◆Belluna Co. Ltd. 5,885	234
Calsonic Kansei Corp. 58,000	442
Canon, Inc. 26,600	1,287
Cawachi Ltd. 3,400	241
•Chiyoda Corp. 212,000	1,383
Credit Saison Co. Ltd. 4,600	96
•Cyber Agent Ltd. 122	254
•Cyber Agent Ltd. W/I 122	233
Daiwa Securities Group, Inc. 257,000	1,880
•E-System Corp. 309	469
East Japan Railway Co. 65	294
Fanuc Ltd. 15,000	902
Fuji Television Network, Inc. 22	117
Geomatec Co. Ltd. 30,000	770
Glory Ltd. 23,500	737
Goldcrest Co. Ltd. 26,200	1,192
Hino Motors Ltd. 80,300	459
Honda Motor Co. Ltd. 34,500	1,362
Hoya Corp. 10,000	905
Index Corp. 110	739
Japan Airlines System Corp. 46,000	132

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Japan Aviation Electronics Industry, Ltd. 97,000	1,054
Japan Telecom Holdings Co. Ltd. 157	470
Japan Tobacco, Inc. 68	454
Kappa Create Co. Ltd. 3,150	271
• Kennedy-Wilson Japan 206	656
Keyence Corp. 4,500	990
Koha Co. Ltd. 26,000	1,033
• Komatsu Electronic Metals Co. Ltd. 98,300	928
Komeri Co. Ltd. 9,900	226
• Makino Milling Machine Co. Ltd. 218,000	1,154
Meitec Corp. 63,100	2,256
Misumi Corp. 5,500	251
Nakanish, Inc. 3,000	155
NEC Electronics Corp. 9,876	760
Nikko Cordial Corp. 187,600	1,012
Nintendo Co. Ltd. 6,100	471
Nippon Broadcasting System, Inc. 1,200	51
Nippon Telegraph & Telephone Corp. 65	290
Nippon Television Network Corp. 200	29
Nippon Thompson Co. Ltd. 174,000	1,159
Nissan Motor Co. Ltd. 108,700	1,218
Nitori Co. Ltd. 4,500	287
Nitto Denko Corp. 21,500	1,128
Nomura Holdings, Inc. 93,000	1,597
Okinawa Cellular Telephone Co. 53	344
Okura Industrial Co. Ltd. 81,000	715
Oracle Corp. Japan 10,600	622
• Pasona, Inc. 133	955
Pioneer Corp. 22,000	548
Point , Inc. 1,200	28
Promise Co. Ltd. 11,600	521
Quin Land Co. Ltd. 4	48
Round One Corp. 247	508
• Round One Corp. W/I 247	528
Sankyo Aluminium Industry Co. Ltd. 319,000	1,181
Sawai Pharmaceutical Co. Ltd. 4,400	155
Sharp Corp. 52,000	819
SMC Corp. 7,500	903

Security and Number of Shares	Mkt. Value ($ x 1,000)
Sumitomo Trust and Banking Co. Ltd. 195,600	1,092
• Take and Give Needs Co. Ltd. 22	943
Takeda Chemical Industries Ltd. 73,000	2,583
Tamron Co. Ltd. 34,000	1,902
The Fuji Fire & Marine Insurance Co. Ltd. 16,300	42
Tokyo Broadcasting System, Inc. 7,600	122
Tokyu Corp. 23,800	118
Uniden Corp. 60,000	1,141
USS Co. Ltd. 4,290	305
Yamanouchi Pharmaceutical Co. Ltd. 6,700	168
Yamato Transport Co. Ltd. 12,400	165
	48,887

Mexico 3.0%

America Mobil SA de CV 345,100	410
• Consorcio ARA SA de CV 41,900	114
• Corporacion Geo SA , Series B 225,379	1,210
◆ Fomento Economico Mexicano SA de CV 44,400	1,586
• Grupo Financiero BBVA Bancomer SA de CV 448,000	380
Grupo Modelo SA de CV 149,900	377
◆•❺ Grupo Televisa SA de CV 85,800	3,325
◆ Telefonos de Mexico SA 21,009	675
Wal-Mart de Mexico SA de CV, Series C 218,000	568
Wal-Mart de Mexico SA de CV, Series V 192,500	537
	9,182

Netherlands 3.4%

AKZO Nobel N.V. 86,000	2,719
• ASM Lithography Holding N.V. 50,500	877
• ASML Holding N.V. 5,300	93
Euronext N.V. 123,300	3,017
Fortis N.V. 67,920	1,207
• Qiagen N.V. 26,500	311
• Versatel Telecom International N.V. 701,964	1,616
Wolters Kluwer N.V. 30,700	431
	10,271

Security and Number of Shares	Mkt. Value ($ x 1,000)
Norway 0.8%	
Ekornes ASA 39,242	655
Scibsted ASA 58,112	1,023
Tandberg Television ASA 96,114	361
Telenor ASA 61,000	332
	2,371
Poland 0.2%	
Bank Polska Kasa Opieki Grupa Pekao SA 15,600	446
Grupa Kety SA 10,708	316
	762
Portugal 0.2%	
Impresa Sociedade Gestora de Participacoes, SA 146,943	**606**
Russia 0.5%	
◆ Lukoil Holding Co. 4,600	372
◆ OAO Gazprom SP 500	12
◆• Uralsvyazinform 162,733	999
	1,383
Singapore 2.5%	
• Accord Customer Care Solutions Ltd. 2,667,000	996
Cosco Investments 2,963,600	1,064
DBS Group Holdings Ltd. 68,000	559
First Engineering Ltd. 2,342,800	1,184
Hyflux Ltd. 146,000	154
• Neptune Orient Lines Ltd. 774,900	988
Osim International Ltd. 244,000	149
Unisteel Technology Ltd. 265,000	201
United Overseas Bank Ltd. 238,000	1,859
Venture International 32,000	347
	7,501
South Africa 0.3%	
Edgars Consolidated Stores Ltd. 18,000	265
• MTN Group Ltd. 128,000	458
Nortel Healthcare Holdings Ltd. 383,600	245
	968

Security and Number of Shares	Mkt. Value ($ x 1,000)
South Korea 2.8%	
• Kookmin Bank 11,100	405
Korea Electric Power Corp. 18,050	348
◆ KT Corp. 3,600	71
• Kumho Electric, Inc. 6,920	239
• Osung LST Co. Ltd. 101,942	926
POSCO 1,680	196
Samsung Electronics Co. 4,700	1,867
• Sekonix Co. Ltd. 29,240	689
SK Telecom Co. Ltd. 16,000	2,826
Sungshin Cement Co. Ltd. 46,890	1,022
	8,589
Spain 1.2%	
Antena 3 Television SA 192	6
Banco Popular Espanol SA 11,200	583
Grupo Ferrovial SA 10,400	297
Inditex SA 21,000	434
Prisa-Promotora de Informaciones SA 48,600	539
Prosegur Compania de Seguridad SA 13,600	221
• Repsol YPF 42,600	743
Telefonica SA 56,753	706
	3,529
Sweden 1.2%	
Atlas Copco AB, Series A 16,800	590
D. Carnegie & Co. AB 91,264	948
Ericsson Telefonab LM AB, Class B 692,800	1,190
◆• Erricson Telefonab LM SP 12,000	205
Gunnebo AB 13,400	296
Lindex AB 11,934	349
Sandvik AB 3,200	95
	3,673
Switzerland 7.7%	
Actelion Holdings Ltd. 2,400	228
Adecco SA 18,300	1,079
Ciba Specialty Chemicals Holdings, Inc. 11,645	770
Clariant AG 49,170	692

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Credit Swisse Group 78,900	2,780
Givaudan AG 6,000	2,705
Julius Baer Holding AG, Class B 1,490	483
• Logitech International SA 9,250	371
Lonza Group AG 5,000	245
• Micronas Semiconductor Holding AG 4,200	175
❷ Nestle SA 19,207	4,229
Novartis AG 62,910	2,398
Roche Holding AG Genusschein 7,700	637
Schweizerische Rueckversicherung 4,000	252
Serono SA, Class B 721	498
• SEZ Holding AG 37,124	1,223
Swatch Group AG 15,700	1,672
United Bank of Switzerland AG 45,025	2,765
	23,202

Taiwan 2.3%

Career Technology (MFG.) Co. Ltd. 570,000	772
◆ Chunghwa Telecom Co. Ltd. 24,800	384
• Eva Airways Corp. 924,015	392
• Flexium Interconnect, Inc. 262,000	285
Hon Hai Precision Industry Co. Ltd. 138,000	617
King Yuan Electronics Co. Ltd. 413,000	371
Largan Precision Co. Ltd. 82,000	876
MediaTek, Inc. 44,000	453
Novatek Microelectronics Corp. Ltd. 197,000	620
Optimax Technology Corp. 212,000	593
• Powertech Technology, Inc. 149,000	219
Premier Image Technology Corp. 264,000	435
Quanta Computer, Inc. 26,400	72
◆• Taiwan Semiconductor Manufacturing Co. Ltd. 436,000	860
	6,949

Thailand 0.3%

Aeon Thana Sinsap (Thailand) Public Co. Ltd. 46,500	230
• Bangkok Bank Public Co. Ltd. 80,000	172
Land and House Public Co. Ltd. 936,000	317
• Tisco Financial Public Co. Ltd. 225,300	188
	907

Turkey 0.2%

◆• Dogan Yayin Holding A/S 98,293,403	274
Enka Insaat ve Sanayi A/S 6,883,000	241
	515

United Kingdom 15.6%

3I Group PLC 47,500	500
• Acambis PLC 53,500	326
Aegis Group PLC 1,090,000	1,845
Associated British Ports Holdings PLC 303,500	2,189
BAE Systems PLC 242,700	754
BG Group PLC 345,200	1,574
BHP Billiton PLC 162,000	1,272
Bloomsbury Publishing PLC 106,540	474
British Sky Broadcasting Group PLC 192,547	2,091
Cadbury Schweppes PLC 357,500	2,292
• Cambridge Antibody Tech Group PLC 21,500	194
Capital Group PLC 113,800	477
Carlton Communications PLC 94,300	346
Cattles PLC 59,500	322
Compass Group PLC 249,600	1,439
❶ Diageo PLC 382,500	4,498
• Enodis PLC 1,515,000	1,967
Enterprise Inns PLC 19,200	275
French Connection Group PLC 24,565	822
Galen Holdings PLC 23,800	304
❻ GlaxoSmithKline PLC 152,400	3,264
Granada PLC 497,400	990
HBOS PLC 86,700	1,008
Imperial Chemical Industries PLC 311,060	1,023
Kesa Electricals PLC 60,560	251
Kingfisher PLC 169,963	815
Lloyds TSB Group PLC 137,920	958
Man Group PLC 30,200	742
Marks & Spencer Group PLC 228,900	1,118

Security and Number of Shares	Mkt. Value ($ x 1,000)
MFI Furniture Group PLC 102,700	283
⑩ Michael Page Group PLC 971,400	3,033
Next PLC 22,900	458
• Orascom Telecommunications 9,000	44
Reckitt Benkiser PLC 47,697	1,004
Reed Elsevier PLC 238,000	1,850
Reuters Holdings Group PLC 20,400	89
RTL Group SA 4,060	226
Signet Group PLC 1,060,000	1,862
Standard Chartered PLC 92,700	1,483
Tesco PLC 580,100	2,326
Topps Tiles PLC 22,485	178
Vodafone Group PLC 25,000	52
• Wolfson Microelectronics PLC 63,151	254
	47,272

Common Stock 0.2% of Net Assets

United States 0.2%

• Golden Telecom, Inc. 18,100	**469**

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Short-Term Investments 0.2% of Net Assets

U.S. Government Securities 0.2%

▲ U.S. Treasury Bills		
0.82%, 12/18/03	10	10
0.84%, 12/18/03	20	20
0.85%, 12/18/03	50	50
0.86%, 12/18/03	20	20
0.87%, 12/18/03	110	110
0.88%, 12/18/03	30	30
0.92%, 12/18/03	60	60
0.93%, 12/18/03	210	210
		510

Security and Number of Shares	Mkt. Value ($ x 1,000)

Other Investments 7.2% of Net Assets

Other Investment Companies 6.9%

Provident Institutional Funds— TempCash 5,948,170	5,948
▲ Provident Institutional Funds— TempFund 14,989,116	14,989
	20,937

Other 0.3%

PNC Bank – Money Market Account 824,000	**824**

End of investments. For totals, please see the first page of holdings for this fund.

In addition to the above, the fund held the following at 10/31/03. All numbers x 1,000.

Foreign Currency Contracts

Expiration Date	Currency to be Received	Amount of Currency to be Received	Currency to be Delivered	Amount of Currency to be Delivered	Unrealized Gains/(Losses)
11/03/2003	U.S. Dollars	24	Australian Dollars	34	–
11/03/2003	Norway Krone	2,507	U.S. Dollars	358	(3)
11/03/2003	Canadian Dollars	86	U.S. Dollars	66	–
11/03/2003	Mexican Pesos	1,791	U.S. Dollars	162	–
11/03/2003	Swiss Francs	123	U.S. Dollars	93	–
11/03/2003	U.S. Dollars	391	European Euro	336	–
11/03/2003	U.S. Dollars	114	British Pounds	67	–
11/03/2003	Sweden Krona	3,147	U.S. Dollars	410	(7)
11/03/2003	European Euro	19	U.S. Dollars	22	–
11/03/2003	Singapore Dollars	271	U.S. Dollars	156	–
11/04/2003	Singapore Dollars	463	U.S. Dollars	267	1
11/04/2003	Swiss Francs	124	U.S. Dollars	93	–
11/04/2003	Canadian Dollars	80	U.S. Dollars	61	–
11/04/2003	Japanese Yen	43,361	U.S. Dollars	401	5
11/04/2003	U.S. Dollars	52	Swiss Francs	70	–
11/04/2003	U.S. Dollars	52	European Euro	46	–
11/04/2003	U.S. Dollars	82	British Pounds	48	–
11/04/2003	U.S. Dollars	88	Czech Koruna	2,409	–
11/05/2003	Australian Dollars	137	U.S. Dollars	96	(1)
11/05/2003	U.S. Dollars	31	Czech Koruna	857	–
11/05/2003	U.S. Dollars	43	Australian Dollars	62	(1)
11/05/2003	Japanese Yen	39,392	U.S. Dollars	363	4
11/05/2003	Swiss Francs	6	U.S. Dollars	5	–
11/05/2003	U.S. Dollars	54	European Euro	47	–
11/05/2003	U.S. Dollars	104	British Pounds	61	–
11/05/2003	U.S. Dollars	52	Poland Zloty	209	–
11/05/2003	Sweden Krona	69	U.S. Dollars	9	–
11/06/2003	Japanese Yen	11,656	U.S. Dollars	107	(1)
11/06/2003	U.S. Dollars	8	Japanese Yen	875	–
					(3)

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000

Assets

Investments, at market value	$304,050
Foreign currency	325
Cash	267
Receivables:	
Fund shares sold	851
Dividends	381
Foreign tax reclaims	145
Investments sold	3,434
Due from brokers for futures	7
Unrealized appreciation on foreign currency contracts	10
Prepaid expenses	+ 11
Total assets	**309,481**

The fund paid $257,398 for these securities. Not counting short-term obligations and government securities, the fund paid $227,042 for securities during the report period and received $214,477 from securities it sold or that matured.

The fund paid $325 for these currencies.

Liabilities

Payables:	
Fund shares redeemed	93
Investments bought	7,292
Investment adviser and administrator fees	16
Transfer agency and shareholder service fees	4
Unrealized depreciation on foreign currency contracts	13
Accrued expenses	+ 74
Total liabilities	**7,492**

These derive from investments, foreign currency transactions and futures. As of the report date, the fund has twenty-eight open S&P 500 futures contracts due to expire on December 19, 2003, with an aggregate net contract value of $7,347 and a net unrealized gain of $143.

Net Assets

Total assets	309,481
Total liabilities	− 7,492
Net assets	**$301,989**

Net Assets by Source

Capital received from investors	354,469
Net investment income not yet distributed	493
Net realized capital losses	(99,813)
Net unrealized capital gains	46,840

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$301,989		25,276		$11.95

Federal Tax Data

Portfolio cost	$260,151

Net unrealized gains and losses:

Gains	$49,615
Losses	+ (5,716)
	$43,899

Undistributed earnings:

Ordinary income	$1,008
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount:
2009	$40,326
2010	53,351
2011	+ 3,747
	$97,424

Reclassifications:

Net investment income not yet distributed	($243)
Reclassified as:	
Net realized capital gains	$243

See financial notes. 59

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Investment Income

Dividends	$4,449
Interest	+ 4
Total investment income	**4,453**

Net Realized Gains and Losses

Net realized losses on investments sold	(6,348)
Net realized losses on foreign currency transactions	(448)
Net realized gains on futures sold	+ 715
Net realized losses	**(6,081)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	80,131
Net unrealized gains on foreign currency transactions	40
Net unrealized gains on futures contracts	+ 158
Net unrealized gains	**80,329**

Expenses

Investment adviser and administrator fees	3,147
Transfer agent and shareholder service fees	562
Trustees' fees	6
Custodian and portfolio accounting fees	424
Professional fees	40
Registration fees	21
Shareholder reports	72
Other expenses	+ 37
Total expenses	4,309
Expense reduction	+ (596)
Net expenses	**3,713**

Increase in Net Assets from Operations

Total investment income	4,453
Net expenses	− 3,713
Net investment income	**740**
Net realized losses	(6,081)
Net unrealized gains	+ 80,329
Increase in net assets from operations	**$74,988**

Unless stated, all numbers x 1,000

An additional $570 was withheld for foreign taxes.

Calculated as 1.40% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment advisor (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 1.65% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $74,248.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$740	$1,366
Net realized losses	(6,081)	(53,129)
Net unrealized gains	+ 80,329	18,541
Increase or decrease in net assets from operations	**74,988**	**(33,222)**

Distributions Paid

	11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income	14	1,423
Distributions from net realized gains	+ —	13,081
Total distributions paid	**$14**	**$14,504**

The tax-basis components of distributions are:

Current period
Ordinary income	$14
Long-term capital gains	$—

Prior period
Ordinary income	$1,423
Long-term capital gains	$13,081

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	6,539	$66,048	7,580	$77,749
Shares reinvested	2	13	1,338	14,503
Shares redeemed	+ (4,801)	(44,770)	(5,309)	(53,981)
Net transactions in fund shares	**1,740**	**$21,291**	**3,609**	**$38,271**

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$52
Prior period	$61

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	23,536	$205,724	19,927	$215,179
Total increase or decrease +	1,740	96,265	3,609	(9,455)
End of period	**25,276**	**$301,989**	**23,536**	**$205,724**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $493 and $10 at the end of the current and prior period, respectively.

See financial notes. 61

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Prior to June 3, 2002, each fund invested in a mix of actively managed mutual funds. The transition to their current names and multi-manager strategy began on June 3, 2002.

The Trust and Its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab U.S. MarketMasters Fund™
Schwab Balanced MarketMasters Fund™
Schwab Small-Cap MarketMasters Fund™
Schwab International MarketMasters Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may buy securities on a delayed-delivery basis. In these transactions, the funds agree to buy a security for a stated price, with settlement generally occurring within two weeks. If the security's value falls before settlement occurs, the funds could end up paying more for the security than its market value at the time of settlement. The funds have set aside sufficient securities as collateral for those securities bought on a delayed-delivery basis.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for the fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, the funds must give the broker a deposit of cash and/or securities (the "initial margin") whenever they enter into the futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The funds record the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may also sell securities short (selling securities they do not own). When they do so, the funds also place assets worth at least 100% of the value of the short securities into segregated accounts, as collateral. If the market value of the short securities subsequently falls, the funds can realize a gain by closing the position. However, if the value rises, the funds typically would have to add to their collateral or close out their short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Schwab Balanced MarketMasters Fund™ and Schwab International MarketMasters Fund™ invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Similar to futures, forwards are agreements directly between two parties, however forwards are not publicly traded.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may enter into swap agreements. In these transactions, a fund and a counterparty agree to swap payments that are based on two different rates. The counterparty is typically a large financial institution, and the terms of the swap are specified in advance. For example, a fund may agree that for six months it will pay the counterparty the equivalent of the interest on a given amount invested at LIBOR (the London Interbank Offered Rate). In exchange, the counterparty might agree to pay a fund the equivalent of the same amount invested in a certain bond index during this same six month period.

Swap agreements carry certain risks. Because the net gains or losses stemming from a swap agreement depend on the movements of one rate relative to another, a fund could experience unanticipated losses if one or both rates failed to behave as expected. A fund also could lose money if a counterparty failed to honor the terms of a swap agreement.

The Credit Swap or "Credit Default Swap" is a bilateral financial contract in which one counterparty (the Protection Buyer) pays a periodic fee, typically expressed in basis points on the notional amount, in return for a Contingent Payment by the Protection Seller following a Credit Event of a Reference Entity. The definitions of a Credit Event and the settlement mechanism used to determine the Contingent

Payment are flexible and determined by negotiation between the counterparties at the inception of the transaction.

The funds are authorized to write and purchase put and call options. The risk in writing a call option is that a fund gives up the opportunity for profit if the market price of the security increases. The risk in writing a put option is that the funds may incur a loss if the market price of the security decreases and the option is exercised. The risk in purchasing an option is that a fund pays a premium whether or not the option is exercised. The funds also have the additional risk of being unable to enter into a closing transaction at an acceptable price if a liquid secondary market does not exist.

The funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBAs may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in a fund's other assets.

The funds pay fees to affiliates of the Investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The adviser is responsible for compensating each fund's investment managers.

The funds may engage in certain transactions involving affiliates. Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds®.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 10/31/03 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted Average Interest Rate* (%)
Schwab U.S. MarketMasters Fund™	–	79	1.66
Schwab Balanced MarketMasters Fund™	–	284	1.63
Schwab Small-Cap MarketMasters Fund™	–	293	1.41
Schwab International MarketMasters Fund™	–	235	1.60

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales, foreign currency transactions and paydown gains and losses.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.
- **Securities for which no quoted value is readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the funds' Board of Trustees.

- **Bonds and notes:** valued at halfway between the most recent bid and asked quotes or, if such quotes are unavailable, at prices for securities of comparable maturity, credit quality and type. Valuations for bonds and notes are provided by an independent bond-pricing service.
- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.
- **Swap agreements:** each open contract is valued at fair value using guidelines adopted by the funds' Board of Trustees, using a formula that varies with the specific terms of the agreement.
- **Options:** open contracts are valued at their last quoted sale price or in the case of swaptions (options on swaps) at fair value, that varies with the specific terms of the underlying swap agreement.
- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

If a fund sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued or dividends paid on securities sold short are recorded as an expense on the fund's records.

Options purchased are recorded as assets and written options are recorded as liabilities to the extent of premiums paid or received. Each fund will realize a gain or loss when the option transaction expires or closes. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option or the cost of a security for a purchased put or call option is adjusted by the amount of the premium received or paid.

Swap premiums paid are recorded as assets and premiums received are recorded as liabilities.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Interest income is recorded as it accrues. If a fund bought a debt security at a discount (that is, for less than its face value) or a premium (more than face value), it amortizes the discount or premium from the current date up to maturity. The fund then increases (in the case of discounts) or reduces (in the case of premiums) the income it records from the security. If the security is callable (meaning that the issuer has the option to pay it off before its maturity date), then the fund amortizes the premium to the security's call date and price, rather than the maturity date and price.

Realized gains and losses from security transactions are based on the identified costs of the securities involved. Gains and losses from paydowns on mortgage and asset backed securities are recorded as adjustments to interest income.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent auditors

To the Board of Trustees and Shareholders of:
Schwab U.S. MarketMasters Fund™
Schwab Balanced MarketMasters Fund™
Schwab Small-Cap MarketMasters Fund™
Schwab International MarketMasters Fund™

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab U.S. MarketMasters Fund™, Schwab Balanced MarketMasters Fund™, Schwab Small-Cap MarketMasters Fund™ and Schwab International MarketMasters Fund™ (four of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "funds") at October 31, 2003, and the results of each of their operations for the period then ended, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 12, 2003

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 10/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	**Trust Position(s); Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab MarketMasters Funds™

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders
The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles **SCHWAB**

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155-3812

Schwab MarketTrack Portfolios®

Annual Report
October 31, 2003

Schwab MarketTrack
All Equity Portfolio™

Schwab MarketTrack
Growth Portfolio™

Schwab MarketTrack
Balanced Portfolio™

Schwab MarketTrack
Conservative Portfolio™

charles **SCHWAB**

*Four portfolios that combine the power of indexing
with the benefits of asset allocation.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab, Chairman

In the past few months, the mutual fund industry has been rocked by the discovery of improper practices and arrangements. Investors large and small have seen their confidence shaken, and understandably so.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. Many firms, including our own, have begun thorough investigations of their broker processes and procedures. We are continuing to scrutinize such transactions and arrangements, and are working closely with regulatory authorities. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds®.

I fully believe that even a small number of irregularities is unacceptable. We have spent nearly 30 years building an ethical firm, and our business is founded on a commitment to doing what's right for investors. That commitment leaves no room for any failures to follow company policies or industry regulations.

Given the importance of mutual funds to American investors, I can understand why investors find the recent news to be disturbing. At the same time, I would caution investors not to overreact. Before taking any action, investors should consider implications to their portfolio, tax situation and long-term financial goals.

Ultimately, mutual funds still offer all the features that have made them so popular—diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, mutual funds continue to be one of the most cost-effective investment vehicles available. To date, millions of Americans have relied on mutual funds as an important way to invest for retirement, their children's education, and other financial goals. We see no reason why mutual funds cannot continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R Schwab

Management's Discussion

for the year ended October 31, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear SchwabFunds® Shareholders:

By now, many of you have read the significant media coverage regarding the mutual fund industry. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. CSIM, which is a separate Charles Schwab subsidiary, has been conducting its own review of the SchwabFunds policies and procedures regarding market timing and late trading. We have examined over two years of activity by CSIM personnel and have not found the types of improper market timing or late trading arrangements that you have been reading about. Our research is still ongoing, so some of these facts may change. Here are our key findings to date:

- **The Integrity of our Staff:** We have not found any indication that any CSIM employees, including portfolio managers and senior managers, have engaged in improper or inappropriate trading for their own account.

- **Market Timing & Late Trading:** We have not found any special arrangements with any shareholders to permit market timing or trading of SchwabFunds after market close.

- **Hedge Funds:** We have not found any special arrangements with hedge funds or other private investment vehicles that would permit them to trade in a way that was inconsistent with a fund's policies and procedures.

As part of the recent mutual fund investigations, requests for information were sent by the SEC to about 90 of the largest mutual fund companies. As the nation's 11th largest fund family with over $140 billion under management, SchwabFunds also received a request from the SEC. We take these requests very seriously and are working closely with the regulators on this matter.

Charles Schwab founded his firm 30 years ago with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day and nothing means more to our business than the trust of our shareholders.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I want to thank you for investing with us, and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk



Geri Hom, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the equity portions of the Schwab MarketTrack Portfolios®. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Kimon Daifotis, CFA, a vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the bond and cash portions of the Schwab Market-Track Portfolios. Prior to joining the firm in 1997, he worked for more than 18 years in research and asset management.

The Economy and the Market

The economy continued to gather strength during the report period, but improvement remained sluggish and uneven. Although numerous factors had been indicating that the U.S. economy was in recovery when the report period began, many remained concerned about the slow pace of improvement, in particular the absence of job growth. However, the government reported an 8.2% increase in GDP for the third quarter of 2003, job growth for October 2003 was the largest since January 2003, and merger activity picked up—indications that the economy may have gained real strength during the report period.

Government policies were strongly aimed at stimulating the economy. The Federal Reserve (the Fed) cut short-term interest rates twice during the period—0.50% in November 2002 and 0.25% in June 2003—bringing the Fed funds target rate to a 45-year low of 1.00%. On the fiscal side, stimulus measures included tax cuts.

Consumer spending held up strongly throughout the economic downturn, bolstered in part by unprecedented activity in mortgage refinancing (as individuals took advantage of the opportunity to refinance at histori-cally low rates). During the period, we also saw business capital spending show signs of life after declining for the past few years.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose 46%, while the S&P 500® Index rose nearly 21%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more

Even the worst-performing sectors in the economy posted a positive return, with formerly hard-hit sectors such as information technology leading the rebound.

speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Many market observers have asked why lower quality securities outperformed higher quality and whether it could continue. There are many possible answers, but we believe the more important point is that in the long run, quality has been shown to be a superior indicator of performance.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.

U.S. investors saw gains overseas, helped by currency trends. Most foreign markets showed positive total returns for the period, and these returns were augmented by the fact that the United States dollar fell versus most major foreign currencies.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 20.80% **S&P 500® Index:** measures U.S. large-cap stocks
- 43.37% **Russell 2000® Index:** measures U.S. small-cap stocks
- 27.03% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 4.91% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market
- 1.15% **Three-Month U.S. Treasury Bills (T-bills):** measures short-term U.S. Treasury obligations



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you can't invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Performance at a Glance

Total return for the 12 months ended 10/31/03

Schwab MarketTrack All Equity Portfolio™	**25.77%**
Benchmark	**25.42%**
Performance Details	*page 6*
Schwab MarketTrack Growth Portfolio™	**21.18%**
Benchmark	**21.26%**
Performance Details	*page 8*
Schwab MarketTrack Balanced Portfolio™	**17.12%**
Benchmark	**17.31%**
Performance Details	*page 10*
Schwab MarketTrack Conservative Portfolio™	**12.98%**
Benchmark	**13.45%**
Performance Details	*page 12*

The Portfolios

All of the portfolios posted double-digit total returns for the report period. October 2003, the last month of the period, was an especially strong month for the broad U.S. stock market, and marked the seventh positive month of the last eight.

The S&P 500® Index closed above 1050 for the first time since May of 2002. Third-quarter earnings were 5% above consensus estimates for the 79% of the companies in the index that had reported their third-quarter earnings by the time this report was written. Telecom services, the weakest sector in the S&P 500, was up 3%. Information technology, which had been especially hard-hit in recent years, led all sectors in the S&P 500 during the period with a notable 41% total return.

Bonds were up modestly for the report period; the Lehman Aggregate Bond Index had a total return of nearly 5%. After trending down, interest rates spiked up sharply in June 2003, pushing down bond prices.

Of the four portfolios, it was the **Schwab MarketTrack All Equity Portfolio** that had the highest total return for the period. The fund's exposure to small-cap and international stocks, and its lack of exposure to the bond market, helped it outperform the S&P 500.

Exposure to small-cap and international stocks also contributed positively to the performance of the **Schwab MarketTrack Growth Portfolio**, helping it post a total return similar to that of the S&P 500 even though it had some bond market exposure.

Increasingly larger exposure to bonds meant progressively lower total returns for the **Schwab MarketTrack Balanced Portfolio** and the **Schwab MarketTrack Conservative Portfolio**. However, these portfolios did experience less volatility than either of the other two portfolios.

Past performance does not indicate future results.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the portfolios' total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or on the redemption of portfolio shares.

All portfolio and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each portfolio's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. For more current performance information visit www.schwab.com or call 1-800-435-4000.

Small company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed subsequent to the report date.

Schwab MarketTrack All Equity Portfolio™

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **All Equity Composite Index**
- ■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year	5 Years	Since Inception: 5/19/98
Portfolio	25.77%	1.79%	0.25%
Benchmark	25.42%	3.71%	n/a
Fund Category	19.40%	0.72%	-0.12%

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and an additional index.

- ■ $10,140 **Portfolio**
- ■ $10,967 **All Equity Composite Index**
- □ $10,150 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The All Equity Composite Index is composed of Morningstar category averages and is calculated using the following portion allocations: 45% large-cap stocks, 25% small-cap stocks and 30% foreign stocks. Source: Morningstar, Inc.

Schwab MarketTrack All Equity Portfolio™

Fund Facts as of 10/31/03

Portfolio Category[1]

Investment Style

Value   Blend   Growth

Large / Medium / Small — Market Cap

Top Holdings[2]

Security	% of Net Assets
❶ **Schwab S&P 500 Fund** Select Shares®	44.8%
❷ **Schwab International Index Fund**® Select Shares	29.9%
❸ **Schwab Small-Cap Index Fund**® Select Shares	25.0%
Total	**99.7%**

Statistics

Number of Holdings	5
Weighted Average Market Cap ($ x 1,000,000)	$53,008
Price/Earnings Ratio (P/E)	30.4
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	10%

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 44.7% **Large-Cap Stocks**
- 29.9% **International Stocks**
- 25.1% **Small-Cap Stocks**
- 0.3% **Short-Term Investments**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab MarketTrack Growth Portfolio™

Performance as of 10/31/03

Average Annual Total Returns[1, 2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- ■ **Portfolio**
- ■ Benchmark: **Growth Composite Index**
- ■ Fund Category: **Morningstar Moderate Allocation**



	1 Year	5 Years	Since Inception: 11/20/95
Portfolio	21.18%	2.83%	7.16%
Growth Composite Index	21.26%	4.22%	n/a
Morningstar Moderate Allocation	15.87%	3.00%	7.02%

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- ■ $17,338 **Portfolio**
- ■ $17,489 **Growth Composite Index**
- ■ $19,879 **S&P 500 Index**
- □ $17,171 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Growth Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 40% large-cap stocks, 20% small-cap stocks, 20% foreign stocks, 15% bonds and 5% cash. Source: Morningstar, Inc.

Fund Facts as of 10/31/03

Portfolio Category[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	506
Weighted Average Market Cap ($ x 1,000,000)	$47,303
Price/Earnings Ratio (P/E)	31.9
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate	9%

Top Holdings[2]

Security	% of Net Assets
❶ **Schwab S&P 500 Fund** Select Shares®	23.9%
❷ **Schwab Small-Cap Index Fund®** Select Shares	20.2%
❸ **Schwab International Index Fund®** Select Shares	20.0%
❹ **Schwab Total Bond Market Fund™**	14.9%
❺ **General Electric Co.**	0.5%
❻ **Microsoft Corp.**	0.5%
❼ **Wal-Mart Stores, Inc.**	0.4%
❽ **Pfizer, Inc.**	0.4%
❾ **Citigroup, Inc.**	0.4%
❿ **Exxon Mobil Corp.**	0.4%
Total	**81.6%**

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 40.2% **Large-Cap Stocks**
- 20.2% **Small-Cap Stocks**
- 20.0% **International Stocks**
- 15.0% **Bonds**
- 4.6% **Short-Term Investments**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the portfolio based on a ten-factor model for value and growth characteristics. The portfolio's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the portfolio's holdings as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab MarketTrack Balanced Portfolio™

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

- 🟧 **Portfolio**
- ⬛ Benchmark: **Balanced Composite Index**
- ⬜ Fund Category: **Morningstar Moderate Allocation**



	1 Year	5 Years	Since Inception: 11/20/95
Portfolio	17.12%	3.74%	7.05%
Balanced Composite Index	17.31%	4.79%	n/a
Morningstar Moderate Allocation	15.87%	3.00%	7.02%

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

- 🟧 $17,193 **Portfolio**
- ⬛ $17,500 **Balanced Composite Index**
- ⬜ $19,879 **S&P 500 Index**
- ☐ $17,171 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Balanced Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 30% large-cap stocks, 15% small-caps stocks, 15% foreign stocks, 35% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Balanced Portfolio™

Fund Facts as of 10/31/03

Top Holdings[1]

Security	% of Net Assets
❶ **Schwab Total Bond Market Fund™**	35.0%
❷ **Schwab S&P 500 Fund** Select Shares®	18.0%
❸ **Schwab Small-Cap Index Fund®** Select Shares	15.2%
❹ **Schwab International Index Fund®** Select Shares	15.0%
❺ **General Electric Co.**	0.4%
❻ **Microsoft Corp.**	0.4%
❼ **Wal-Mart Stores, Inc.**	0.3%
❽ **Pfizer, Inc.**	0.3%
❾ **Citigroup, Inc.**	0.3%
❿ **Exxon Mobil Corp.**	0.3%
Total	**85.2%**

Statistics

Number of Holdings	505
Portfolio Turnover Rate	17%

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 35.1% **Bonds**
- 30.3% **Large-Cap Stocks**
- 15.0% **International Stocks**
- 15.2% **Small-Cap Stocks**
- 4.4% **Short-Term Investments**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab MarketTrack Conservative Portfolio™

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the portfolio with a benchmark and the portfolio's Morningstar category.

■ **Portfolio**
■ Benchmark: **Conservative Composite Index**
■ Fund Category: **Morningstar Conservative Allocation**



	1 Year	5 Years	Since Inception: 11/20/95
Portfolio	12.98%	4.47%	6.76%
Benchmark	13.45%	5.16%	n/a
Fund Category	10.52%	4.02%	6.94%

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the portfolio, compared with a similar investment in a benchmark and two additional indices.

■ $16,837 **Portfolio**
■ $17,069 **Conservative Composite Index**
■ $19,879 **S&P 500 Index**
□ $17,171 **Lehman Brothers U.S. Aggregate Bond Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The portfolio's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Portfolio expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the portfolio's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

[2] The Conservative Composite Index is composed of Morningstar category averages and cash equivalents as represented by the 90-day T-bill and is calculated using the following portfolio allocations: 20% large-cap stocks, 10% small-cap stocks, 10% foreign stocks, 55% bonds and 5% cash. Source: Morningstar, Inc.

Schwab MarketTrack Conservative Portfolio™

Fund Facts as of 10/31/03

Top Holdings[1]	
Security	**% of Net Assets**
❶ **Schwab Total Bond Market Fund™**	54.8%
❷ **Schwab S&P 500 Fund** Select Shares®	15.1%
❸ **Schwab Small-Cap Index Fund®** Select Shares	10.3%
❹ **Schwab International Index Fund®** Select Shares	10.1%
❺ **General Electric Co.**	0.2%
❻ **Microsoft Corp.**	0.2%
❼ **Wal-Mart Stores, Inc.**	0.1%
❽ **Pfizer, Inc.**	0.1%
❾ **Citigroup, Inc.**	0.1%
❿ **Exxon Mobil Corp.**	0.1%
Total	**91.1%**

Statistics	
Number of Holdings	507
Portfolio Turnover Rate	17%

Asset Class Weightings % of Portfolio

This chart shows the portfolio's asset class composition as of the report date.



- 54.9% **Bonds**
- 20.2% **Large-Cap Stocks**
- 10.3% **Small-Cap Stocks**
- 10.1% **International Stocks**
- 4.5% **Short-Term Investments**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab MarketTrack All Equity Portfolio™

Financial Statements

Financial Highlights

	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	11/1/99–10/31/00	11/1/98–10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	7.60	9.06	12.06	11.48	9.28
Income or loss from investment operations:					
Net investment income	0.09	0.05	0.22	0.04	0.03
Net realized and unrealized gains or losses	1.85	(1.32)	(2.99)	0.69	2.22
Total income or loss from investment operations	1.94	(1.27)	(2.77)	0.73	2.25
Less distributions:					
Dividends from net investment income	(0.09)	(0.05)	(0.22)	(0.05)	(0.05)
Distributions from net realized gains	(0.02)	(0.14)	(0.01)	(0.10)	–
Total distributions	(0.11)	(0.19)	(0.23)	(0.15)	(0.05)
Net asset value at end of period	9.43	7.60	9.06	12.06	11.48
Total return (%)	25.77	(14.40)	(23.27)	6.37	24.34
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.56[2]	0.54
Gross operating expenses	0.76	0.77	0.77	0.84	0.97
Net investment income	1.10	0.58	1.93	0.05	0.13
Portfolio turnover rate	10	15	5	3	6
Net assets, end of period ($ x 1,000,000)	427	353	405	441	203

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio. The income received by the portfolio from underlying funds is reduced by those expenses.

[2] The ratio of net operating expenses would have been 0.57% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top holding

▲ Collateral for open futures contracts

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.7% Other Investment Companies	476,972	425,833
0.2% Short-Term Investment	976	976
0.0% U.S. Treasury Obligation	100	100
99.9% Total Investments	478,048	426,909
0.1% Other Assets and Liabilities, Net		352
100.0% Total Net Assets		427,261

Security and Number of Shares	Mkt. Value ($ x 1,000)
Other Investment Companies 99.7% of net assets	
▮❷ Schwab International Index Fund®, Select Shares® 10,006,225	127,579
▮❶ Schwab S&P 500 Fund™, Select Shares 11,654,990	191,258
▮❸ Schwab Small-Cap Index Fund®, Select Shares 5,862,799	106,996
	425,833

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Short-Term Investment 0.2% of net assets		
Bank One, Grand Cayman Time Deposit 0.50%, 11/01/03	976	**976**
U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 0.93%, 12/18/03	100	**100**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$426,909
Receivables:	
Fund shares sold	181
Investments sold	641
Due from brokers for futures	2
Prepaid expenses	+ 8
Total assets	**427,741**

Liabilities

Payables:	
Fund shares redeemed	370
Investment adviser and administrator fees	5
Transfer agent and shareholder service fees	6
Accrued expenses	+ 99
Total liabilities	**480**

Net Assets

Total assets	427,741
Total liabilities	– 480
Net assets	**$427,261**

Net Assets by Source

Capital received from investors	512,596
Distributions in excess of net investment income	(1,522)
Net realized capital losses	(32,727)
Net unrealized capital losses	(51,086)

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$427,261		45,330		$9.43

Unless stated, all numbers x 1,000.

The fund paid $478,048 for these securities. Not counting short-term obligations and government securities, the fund paid $36,480 for securities during the report period and received $46,556 from securities it sold or that matured.

Percent of fund shares of other Schwab funds owned as of the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	2.6%
Small-Cap Index Fund®	6.5%
International Index Fund®	11.4%

These derive from investments and futures. As of the report date, the fund had six open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $1,574 and net unrealized gains of $53.

Federal Tax Data

Portfolio Cost	$486,118
Net unrealized gains and losses:	
Gains	$7,551
Losses	+ (66,760)
	($59,209)
As of December 31, 2002:	
Undistributed earnings:	
Ordinary income	$39
Long-term capital gains	$–
Unused capital losses:	
Expires 12/31 of:	Loss amount:
2011	$11,058
Deferred capital losses	$13,545

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$5,996
Interest	+	9
Total investment income		**6,005**

Net Realized Gains and Losses

Net realized losses on investments sold		(10,273)
Net realized gains on futures contracts	+	176
Net realized losses		**(10,097)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		94,347
Net unrealized gains on futures contracts	+	78
Net unrealized gains		**94,425**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Expenses

Investment adviser and administrator fees		1,647
Transfer agent and shareholder service fees		936
Trustees' fees		7
Custodian fees		35
Portfolio accounting fees		55
Professional fees		33
Registration fees		23
Shareholder reports		104
Other expenses	+	7
Total expenses		2,847
Expense reduction	–	975
Net expenses		**1,872**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		6,005
Net expenses	–	1,872
Net investment income		**4,133**
Net realized losses		(10,097)
Net unrealized gains	+	94,425
Increase in net assets from operations		**$88,461**

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $84,328.

See financial notes. 17

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$4,133	$2,413
Net realized losses	(10,097)	(13,794)
Net unrealized gains or losses	+ 94,425	(51,352)
Increase or decrease in net assets from operations	**88,461**	**(62,733)**

Distributions Paid

	11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income	3,978	2,429
Distributions from net realized gains	+ 837	6,416
Total distributions paid	**$4,815**	**$8,845**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	7,189	$58,084	10,638	$96,109
Shares reinvested	618	4,696	910	8,668
Shares redeemed	+ (8,992)	(72,607)	(9,783)	(85,204)
Net transactions in fund shares	**(1,185)**	**($9,827)**	**1,765**	**$19,573**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	46,515	$353,442	44,750	$405,447
Total increase or decrease	+ (1,185)	73,819	1,765	(52,005)
End of period	**45,330**	**$427,261**	**46,515**	**$353,442**

Unless stated, all numbers x 1,000.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$3,978
Long-term capital gains	$837

Prior period:

Ordinary Income	$2,484
Long-term capital gains	$6,361

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributions in excess of net investment income in the amount of $1,522 and $1,677 at the end of the current period and the prior period, respectively.

 See financial notes.

Schwab MarketTrack Growth Portfolio™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	12.05	13.88	17.22	16.37	13.96
Income or loss from investment operations:					
Net investment income	0.18	0.19	0.41	0.22	0.18
Net realized and unrealized gains or losses	2.33	(1.62)	(3.22)	0.94	2.48
Total income or loss from investment operations	2.51	(1.43)	(2.81)	1.16	2.66
Less distributions:					
Dividends from net investment income	(0.20)	(0.24)	(0.44)	(0.18)	(0.22)
Distributions from net realized gains	–	(0.16)	(0.09)	(0.13)	(0.03)
Total distributions	(0.20)	(0.40)	(0.53)	(0.31)	(0.25)
Net asset value at end of period	14.36	12.05	13.88	17.22	16.37
Total return (%)	21.18	(10.78)	(16.71)	7.08	19.24
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.56[2]	0.58
Gross operating expenses	0.74	0.75	0.74	0.82	0.91
Net investment income	1.48	1.35	2.58	1.32	1.21
Portfolio turnover rate	9	21	10	12	7
Net assets, end of period ($ x 1,000,000)	578	510	511	566	428

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.
[2] The ratio of net operating expenses would have been 0.57% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
79.0% Other Investment Companies	449,560	456,627
16.3% Common Stock	68,910	94,102
4.6% Short-Term Investments	26,359	26,359
99.9% Total Investments	544,829	577,088
0.1% Other Assets and Liabilities, Net		625
100.0% Total Net Assets		577,713

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 16.3% of net assets

Aerospace / Defense 0.3%

The Boeing Co. 8,078	311
Crane Co. 300	9
General Dynamics Corp. 2,000	167
Goodrich Corp. 1,100	30
Lockheed Martin Corp. 4,300	199
Northrop Grumman Corp. 1,796	161
Raytheon Co. 3,900	103
Rockwell Automation, Inc. 1,900	59
Rockwell Collins, Inc. 1,900	52
Textron, Inc. 1,500	75
United Technologies Corp. 4,600	390
	1,556

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 0.2%

Delta Air Lines, Inc. 1,300	17
FedEx Corp. 2,920	221
Sabre Holdings Corp. 1,283	28
Southwest Airlines Co. 7,480	145
United Parcel Service, Inc., Class B 10,818	785
	1,196

Alcoholic Beverages 0.1%

Adolph Coors Co., Class B 400	22
Anheuser-Busch Cos., Inc. 8,200	404
Brown-Forman Corp., Class B 602	51
	477

Apparel 0.1%

Jones Apparel Group, Inc. 1,200	41
Liz Claiborne, Inc. 1,200	44
Nike, Inc., Class B 2,500	160
Reebok International Ltd. 500	20
VF Corp. 1,200	51
	316

Automotive Products / Motor Vehicles 0.2%

Cooper Tire & Rubber Co. 700	14
Cummins, Inc. 200	9
Dana Corp. 1,578	26
Danaher Corp. 1,400	116
Delphi Corp. 5,743	51
Eaton Corp. 700	70
Ford Motor Co. 18,103	220
General Motors Corp. 5,425	232
Genuine Parts Co. 1,800	57
• Goodyear Tire & Rubber Co. 1,600	11
Harley-Davidson, Inc. 3,000	142
• Navistar International Corp. 700	28
Visteon Corp. 1,558	10
	986

Banks 1.3%

AmSouth Bancorp. 3,900	92
Bank of America Corp. 14,548	1,102
The Bank of New York Co., Inc. 7,300	228
Bank One Corp. 10,875	462

Security and Number of Shares		Mkt. Value ($ x 1,000)
BB&T Corp.	5,300	205
Comerica, Inc.	1,700	88
Fifth Third Bancorp	5,669	329
First Tennessee National Corp.	1,200	54
FleetBoston Financial Corp.	10,110	408
Huntington Bancshares, Inc.	2,262	49
J.P. Morgan Chase & Co.	19,960	717
KeyCorp, Inc.	4,400	124
Marshall & Ilsley Corp.	2,056	74
Mellon Financial Corp.	4,100	122
National City Corp.	6,100	199
North Fork Bancorp., Inc.	1,600	62
Northern Trust Corp.	2,200	102
PNC Financial Services Group, Inc.	2,800	150
Regions Financial Corp.	2,100	77
SouthTrust Corp.	3,400	108
State Street Corp.	3,300	173
SunTrust Banks, Inc.	2,800	188
Synovus Financial Corp.	2,750	76
U.S. Bancorp	18,662	508
Union Planters Corp.	1,950	65
Wachovia Corp.	12,884	591
Wells Fargo & Co.	16,415	924
Zions Bancorp.	900	55
		7,332

Business Machines & Software 1.6%

Adobe Systems, Inc.	2,400	105
•Apple Computer, Inc.	3,200	73
Autodesk, Inc.	1,200	23
•BMC Software, Inc.	2,400	42
•Cisco Systems, Inc.	67,900	1,424
•Compuware Corp.	3,600	20
•Comverse Technology, Inc.	1,400	25
•Dell, Inc.	25,100	907
•EMC Corp.	20,986	290
•Gateway, Inc.	3,100	16
Hewlett-Packard Co.	29,903	667
International Business Machines Corp.	16,800	1,503
•Lexmark International, Inc., Class A	1,300	96
❻ Microsoft Corp.	104,700	2,738

Security and Number of Shares		Mkt. Value ($ x 1,000)
•NCR Corp.	1,000	36
•Network Appliance, Inc.	3,400	84
•Novell, Inc.	3,200	19
•Oracle Corp.	50,648	606
Pitney Bowes, Inc.	2,300	94
•Siebel Systems, Inc.	4,300	54
•Sun Microsystems, Inc.	30,800	122
•Unisys Corp.	3,100	48
•Xerox Corp.	7,800	82
		9,074

Business Services 0.6%

•Allied Waste Industries, Inc.	1,900	21
•Apollo Group, Inc., Class A	1,700	108
Automatic Data Processing, Inc.	5,700	215
•Cendant Corp.	9,532	195
Cintas Corp.	1,638	70
•Citrix Systems, Inc.	1,800	46
Computer Associates International, Inc.	5,625	132
•Computer Sciences Corp.	1,680	67
•Concord EFS, Inc.	4,900	52
•Convergys Corp.	1,354	22
Deluxe Corp.	700	28
•eBay, Inc.	6,068	340
Electronic Data Systems Corp.	4,600	99
Equifax, Inc.	1,200	29
First Data Corp.	7,100	254
•Fiserv, Inc.	1,800	64
H&R Block, Inc.	1,700	80
IMS Health, Inc.	2,300	54
•Interpublic Group of Cos., Inc.	3,700	55
•Intuit, Inc.	1,972	99
•Mercury Interactive Corp.	800	37
•Monster Worldwide, Inc.	954	24
Omnicom Group, Inc.	1,800	144
•Parametric Technology Corp.	2,700	8
Paychex, Inc.	3,600	140
•PeopleSoft, Inc.	2,900	60
•Robert Half International, Inc.	1,700	40
•Sungard Data Systems, Inc.	2,725	76
•Symantec Corp.	1,400	93
Tyco International Ltd.	19,303	403

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Veritas Software Corp. 4,200	152
Waste Management, Inc. 6,117	159
• Yahoo!, Inc. 6,300	275
	3,641

Chemicals 0.2%

Air Products & Chemicals, Inc. 2,300	104
Dow Chemical Co. 8,694	328
E.I. du Pont de Nemours & Co. 9,592	388
Eastman Chemical Co. 800	26
Ecolab, Inc. 2,800	75
Great Lakes Chemical Corp. 600	13
• Hercules, Inc. 900	9
Monsanto Co. 2,093	52
PPG Industries, Inc. 1,500	87
Praxair, Inc. 1,600	111
Rohm & Haas Co. 2,205	87
Sigma-Aldrich Corp. 600	32
	1,312

Construction 0.1%

Centex Corp. 600	59
Fluor Corp. 500	19
KB Home 400	27
Masco Corp. 4,700	129
Pulte Homes, Inc. 700	61
The Sherwin-Williams Co. 1,200	40
The Stanley Works 600	20
Vulcan Materials Co. 800	35
	390

Consumer Durables 0.0%

Black & Decker Corp. 900	43
Leggett & Platt, Inc. 2,000	42
Maytag Corp. 900	23
Newell Rubbermaid, Inc. 2,745	63
Whirlpool Corp. 800	56
	227

Containers 0.0%

Ball Corp. 400	23
Bemis Co. 500	23
• Pactiv Corp. 1,500	33

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Sealed Air Corp. 882	47
	126

Electronics 1.0%

• ADC Telecommunications, Inc. 6,000	15
• Advanced Micro Devices, Inc. 2,840	43
• Agilent Technologies, Inc. 4,437	110
• Altera Corp. 3,680	74
American Power Conversion Corp. 1,725	35
• Analog Devices, Inc. 3,400	151
• Andrew Corp. 850	11
• Applied Materials, Inc. 16,200	379
• Applied Micro Circuits Corp. 2,862	17
• Broadcom Corp., Class A 2,900	93
• CIENA Corp. 3,200	20
Intel Corp. 63,000	2,082
ITT Industries, Inc. 900	61
Jabil Circuit, Inc. 1,998	56
• JDS Uniphase Corp. 12,589	45
• KLA-Tencor Corp. 1,800	103
Linear Technology Corp. 3,000	128
• LSI Logic Corp. 3,000	28
• Lucent Technologies, Inc. 40,092	128
Maxim Integrated Products, Inc. 3,100	154
• Micron Technology, Inc. 5,400	77
Molex, Inc. 1,875	59
Motorola, Inc. 21,931	297
• National Semiconductor Corp. 1,700	69
• Novellus Systems, Inc. 1,325	55
• Nvidia Corp. 1,400	25
PerkinElmer, Inc. 1,000	18
• PMC — Sierra, Inc. 1,600	29
• Power-One, Inc. 400	4
• QLogic Corp. 869	49
Qualcomm, Inc. 7,600	361
• Sanmina — SCI Corp. 5,000	53
Scientific-Atlanta, Inc. 1,600	47
• Solectron Corp. 7,900	44
Symbol Technologies, Inc. 1,908	24
Tektronix, Inc. 900	23
• Tellabs, Inc. 4,000	30
• Teradyne, Inc. 1,700	39

Security and Number of Shares	Mkt. Value ($ x 1,000)
Texas Instruments, Inc. 16,800	486
• Thermo Electron Corp. 1,300	28
• Thomas & Betts Corp. 481	8
• Waters Corp. 1,300	41
• Xilinx, Inc. 3,200	101
	5,700

Energy: Raw Materials 0.2%

Anadarko Petroleum Corp. 2,418	105
Apache Corp. 1,654	115
Baker Hughes, Inc. 2,960	84
• BJ Services Co. 1,500	49
Burlington Resources, Inc. 1,905	93
Devon Energy Corp. 2,300	112
EOG Resources, Inc. 1,128	47
Halliburton Co. 4,158	99
• Noble Corp. 1,300	45
Occidental Petroleum Corp. 3,600	127
• Rowan Cos., Inc. 600	14
Schlumberger Ltd. 5,700	268
	1,158

Food & Agriculture 0.6%

Archer-Daniels-Midland Co. 6,532	94
Campbell Soup Co. 4,200	109
The Coca-Cola Co. 23,800	1,104
Coca-Cola Enterprises, Inc. 4,000	81
ConAgra Foods, Inc. 4,900	117
General Mills, Inc. 3,576	160
H.J. Heinz Co. 3,400	120
Hershey Foods Corp. 1,200	93
Kellogg Co. 3,900	129
McCormick & Co., Inc. 1,400	42
The Pepsi Bottling Group, Inc. 2,832	63
PepsiCo, Inc. 16,860	806
Sara Lee Corp. 7,600	151
Supervalu, Inc. 1,400	35
Sysco Corp. 6,600	222
Wm. Wrigley Jr. Co. 2,200	124
	3,450

Gold 0.0%

Newmont Mining Corp. 3,801	**166**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Healthcare / Drugs & Medicine 2.1%	
Abbott Laboratories 15,300	652
Allergan, Inc. 1,300	98
AmerisourceBergen Corp. 1,000	57
• Amgen, Inc. 12,488	771
• Anthem, Inc. 1,351	92
Applied Biosystems Group — Applera Corp. 2,000	46
Bausch & Lomb, Inc. 600	29
Baxter International, Inc. 5,600	149
Becton Dickinson & Co. 2,600	95
• Biogen, Inc. 1,500	61
Biomet, Inc. 2,475	89
• Boston Scientific Corp. 4,074	276
Bristol-Myers Squibb Co. 19,000	482
C.R. Bard, Inc. 400	32
Cardinal Health, Inc. 4,400	261
• Chiron Corp. 1,800	98
Eli Lilly & Co. 10,900	726
• Express Scripts, Inc. 800	44
• Forest Laboratories, Inc. 3,400	170
• Genzyme Corp. — General Division 2,100	96
Guidant Corp. 3,000	153
HCA, Inc. 5,000	191
Health Management Associates, Inc., Class A 2,400	53
• Humana, Inc. 1,400	28
Johnson & Johnson 28,854	1,452
• King Pharmaceuticals, Inc. 2,133	29
Manor Care, Inc. 1,100	37
McKesson Corp. 2,654	80
• Medco Health Solutions, Inc. 2,641	88
• Medimmune, Inc. 2,400	64
Medtronic, Inc. 11,800	538
Merck & Co., Inc. 21,600	956
❽ Pfizer, Inc. 75,376	2,382
• Quest Diagnostics 1,101	75
Schering-Plough Corp. 14,100	215
• St. Jude Medical, Inc. 1,750	102
Stryker Corp. 1,892	154
• Tenet Healthcare Corp. 4,650	64
UnitedHealth Group, Inc. 5,700	290

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Watson Pharmaceuticals, Inc. 1,000	39
•WellPoint Health Networks, Inc. 1,400	125
Wyeth 13,100	578
•Zimmer Holdings, Inc. 2,300	147
	12,164

Household Products 0.4%

Alberto-Culver Co., Class B 600	38
Avon Products, Inc. 2,400	163
Clorox Co. 2,200	100
Colgate-Palmolive Co. 5,300	282
The Gillette Co. 10,200	325
International Flavors & Fragrances, Inc. 1,100	36
Procter & Gamble Co. 12,600	1,239
	2,183

Insurance 0.8%

ACE Ltd. 2,500	90
Aetna, Inc. 1,424	82
AFLAC, Inc. 5,200	190
The Allstate Corp. 7,000	277
AMBAC Financial Group, Inc. 1,015	72
American International Group, Inc. 25,251	1,536
AON Corp. 2,625	57
Chubb Corp. 1,700	114
CIGNA Corp. 1,400	80
Cincinnati Financial Corp. 1,800	74
Hartford Financial Services Group, Inc. 2,700	148
Jefferson-Pilot Corp. 1,412	67
John Hancock Financial Services, Inc. 2,977	105
Lincoln National Corp. 1,900	76
Loews Corp. 2,000	86
Marsh & McLennan Cos., Inc. 5,200	222
MBIA, Inc. 1,350	80
Metlife, Inc. 7,310	230
MGIC Investment Corp. 900	46
Principal Financial Group, Inc. 3,465	109
The Progressive Corp. 2,100	155
Prudential Financial, Inc. 5,200	201

Security and Number of Shares	Mkt. Value ($ x 1,000)
Safeco Corp. 1,100	40
St. Paul Cos., Inc. 2,250	86
Torchmark Corp. 1,100	48
Travelers Property Casualty Corp., Class B 9,699	159
UnumProvident Corp. 2,349	38
XL Capital Ltd., Class A 1,200	83
	4,551

Media 0.6%

Clear Channel Communications, Inc. 6,017	246
•Comcast Corp., Class A 21,843	741
Dow Jones & Co., Inc. 800	42
Gannett Co., Inc. 2,700	227
Knight-Ridder, Inc. 900	66
The McGraw-Hill Cos., Inc. 2,000	134
Meredith Corp. 500	24
New York Times Co., Class A 1,700	81
R.R. Donnelley & Sons Co. 1,200	31
•Time Warner, Inc. 44,150	675
Tribune Co. 3,100	152
•Univision Communications, Inc., Class A 3,104	105
Viacom, Inc., Class B 16,981	677
The Walt Disney Co. 20,319	460
	3,661

Miscellaneous 0.1%

3M Co. 7,600	**599**

Miscellaneous Finance 1.3%

American Express Co. 12,400	582
The Bear Stearns Cos., Inc. 882	67
Capital One Financial Corp. 2,100	128
▪The Charles Schwab Corp. 13,042	177
Charter One Financial, Inc. 2,315	74
❾Citigroup, Inc. 49,792	2,360
Countrywide Financial Corp. 1,400	147
Fannie Mae 9,400	674
Federated Investors, Inc., Class B 1,100	30
Franklin Resources, Inc. 2,500	118
Freddie Mac 6,900	387

Security and Number of Shares	Mkt. Value ($ x 1,000)
Golden West Financial Corp. 1,400	141
Goldman Sachs Group, Inc. 4,579	430
Janus Capital Group, Inc. 2,200	31
Lehman Brothers Holdings, Inc. 2,400	173
MBNA Corp. 12,550	311
Merrill Lynch & Co., Inc. 9,000	533
Moody's Corp. 1,500	87
Morgan Stanley 10,600	582
• Providian Financial Corp. 2,900	32
SLM Corp. 4,500	176
T. Rowe Price Group, Inc. 1,200	49
Washington Mutual, Inc. 8,882	389
	7,678

Non-Durables & Entertainment 0.2%

• American Greetings Corp., Class A 300	6
Darden Restaurants, Inc. 1,800	38
• Electronic Arts, Inc. 1,333	132
Fortune Brands, Inc. 1,400	91
Hasbro, Inc. 1,650	36
International Game Technology 3,400	111
Mattel, Inc. 4,150	80
McDonald's Corp. 12,700	318
• Starbucks Corp. 3,560	113
Tupperware Corp. 400	6
Wendy's International, Inc. 1,000	37
• Yum! Brands, Inc. 3,120	107
	1,075

Non-Ferrous Metals 0.1%

Alcoa, Inc. 8,472	267
Engelhard Corp. 1,300	37
Freeport-McMoran Copper & Gold, Inc., Class B 1,700	66
• Phelps Dodge Corp. 810	50
	420

Oil: Domestic 0.1%

Amerada Hess Corp. 1,000	52
Ashland, Inc. 800	30
ConocoPhillips 6,546	374
Kerr-McGee Corp. 869	36
Marathon Oil Corp. 3,100	92

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Nabors Industries Ltd. 1,400	53
Sunoco, Inc. 900	39
• Transocean, Inc. 2,945	56
Unocal Corp. 2,400	76
	808

Oil: International 0.5%

ChevronTexaco Corp. 10,327	767
❿ Exxon Mobil Corp. 64,258	2,351
	3,118

Optical & Photo 0.0%

• Corning, Inc. 12,300	135
Eastman Kodak Co. 3,100	76
	211

Paper & Forest Products 0.1%

Boise Cascade Corp. 600	17
Georgia-Pacific Corp. 2,228	59
International Paper Co. 4,846	191
Kimberly-Clark Corp. 5,060	267
• Louisiana-Pacific Corp. 600	11
MeadWestvaco Corp. 1,970	51
Temple-Inland, Inc. 600	32
Weyerhaeuser Co. 2,300	139
	767

Producer Goods & Manufacturing 0.8%

• American Standard Cos., Inc. 700	67
Avery Dennison Corp. 1,200	63
Caterpillar, Inc. 3,300	242
Cooper Industries Ltd., Class A 900	48
Deere & Co. 2,300	139
Dover Corp. 2,000	78
Emerson Electric Co. 4,000	227
❺ General Electric Co. 97,000	2,814
Honeywell International, Inc. 8,437	258
Illinois Tool Works, Inc. 3,000	221
Ingersoll-Rand Co., Class A 1,650	100
Johnson Controls, Inc. 800	86
• Millipore Corp. 400	17
Pall Corp. 1,000	23
Parker Hannifin Corp. 1,150	59

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Snap-On, Inc. 600	18
W.W. Grainger, Inc. 900	41
	4,501
Railroad & Shipping 0.1%	
Burlington Northern Santa Fe Corp. 3,800	110
CSX Corp. 2,200	70
Norfolk Southern Corp. 3,600	73
Union Pacific Corp. 2,500	156
	409
Real Property 0.1%	
Apartment Investment & Management Co., Class A 900	37
Equity Office Properties Trust 3,900	109
Equity Residential 2,600	76
Plum Creek Timber Co., Inc. 1,700	45
ProLogis 1,700	50
Simon Property Group, Inc. 1,700	77
	394
Retail 1.2%	
Albertson's, Inc. 3,538	72
•Autonation, Inc. 3,000	56
•AutoZone, Inc. 800	77
•Bed, Bath & Beyond, Inc. 2,800	118
•Best Buy Co., Inc. 3,150	184
•Big Lots, Inc. 1,100	16
Circuit City Stores, Inc. 2,000	19
•Costco Wholesale Corp. 4,400	156
CVS Corp. 3,900	137
Dillards, Inc., Class A 500	8
Dollar General Corp. 3,303	74
Family Dollar Stores, Inc. 1,700	74
Federated Department Stores, Inc. 1,700	81
The Gap, Inc. 8,300	158
Home Depot, Inc. 22,300	827
J.C. Penney Co., Inc. Holding Co. 2,500	59
•Kohl's Corp. 3,200	179
•Kroger Co. 7,200	126
Limited Brands, Inc. 4,994	88
Lowe's Cos., Inc. 7,600	448
The May Department Stores Co. 2,800	78
Nordstrom, Inc. 1,300	40

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Office Depot, Inc. 3,700	55
RadioShack Corp. 1,900	57
•Safeway, Inc. 4,200	89
Sears, Roebuck & Co. 2,700	142
•Staples, Inc. 4,350	117
Target Corp. 8,800	350
Tiffany & Co. 1,400	66
TJX Cos., Inc. 5,200	109
•Toys 'R' Us, Inc. 2,600	34
❼ Wal-Mart Stores, Inc. 42,300	2,494
Walgreen Co. 9,900	345
Winn-Dixie Stores, Inc. 1,500	12
	6,945
Steel 0.0%	
Allegheny Technologies, Inc. 735	6
Nucor Corp. 900	49
United States Steel Corp. 900	21
Worthington Industries, Inc. 900	13
	89
Telephone 0.6%	
Alltel Corp. 3,100	147
AT&T Corp. 7,358	137
•AT&T Wireless Services, Inc. 26,561	193
•Avaya, Inc. 4,132	53
BellSouth Corp. 17,800	468
CenturyTel, Inc. 1,350	48
•Citizens Communications Co. 2,576	32
•Nextel Communications, Inc., Class A 9,800	237
•Qwest Communications International, Inc. 15,773	56
SBC Communications, Inc. 32,336	775
Sprint Corp. (FON Group) 8,600	138
•Sprint Corp. (PCS Group) 8,800	38
Verizon Communications, Inc. 26,958	906
	3,228
Tobacco 0.2%	
Altria Group, Inc. 19,800	921
R.J. Reynolds Tobacco Holdings, Inc. 900	43
UST, Inc. 1,600	54
	1,018

Security and Number of Shares	Mkt. Value ($ x 1,000)
Travel & Recreation 0.1%	
Brunswick Corp. 900	27
Carnival Corp. 6,100	213
Harrah's Entertainment, Inc. 1,300	56
Hilton Hotels Corp. 3,600	57
Marriott International, Inc., Class A 2,200	95
Starwood Hotels & Resorts Worldwide, Inc. 1,900	64
	512
Trucking & Freight 0.0%	
Paccar, Inc. 1,050	83
Ryder Systems, Inc. 400	12
	95
Utilities: Electric & Gas 0.4%	
•The AES Corp. 4,800	42
•Allegheny Energy, Inc. 1,070	11
Ameren Corp. 1,500	67
American Electric Power Co., Inc. 3,860	109
•Calpine Corp. 2,700	12
Centerpoint Energy, Inc. 2,949	29
Cinergy Corp. 1,600	58
•CMS Energy Corp. 1,000	8
Consolidated Edison, Inc. 2,100	85
Constellation Energy Group, Inc. 1,700	62
Dominion Resources, Inc. 2,978	183
DTE Energy Co. 1,400	52
Duke Energy Corp. 8,852	161
•Dynegy, Inc., Class A 3,100	12
•Edison International 3,200	63
El Paso Corp. 5,006	37
Entergy Corp. 2,400	129
Exelon Corp. 3,112	197
FirstEnergy Corp. 2,895	100
FPL Group, Inc. 1,900	121
KeySpan Corp. 1,300	46
Kinder Morgan, Inc. 1,107	59
Nicor, Inc. 500	17
NiSource, Inc. 2,646	55
Peoples Energy Corp. 200	8
•PG&E Corp. 3,600	88

Security and Number of Shares	Mkt. Value ($ x 1,000)
Pinnacle West Capital Corp. 800	29
PPL Corp. 1,800	72
Progress Energy, Inc. 2,475	107
Public Service Enterprise Group, Inc. 2,000	82
Sempra Energy 2,103	59
The Southern Co. 7,200	215
TECO Energy, Inc. 1,300	17
TXU Corp. 2,767	63
Williams Cos., Inc. 5,000	51
Xcel Energy, Inc. 3,850	63
	2,569

Other Investment Companies
79.0% of net assets

Security	Mkt. Value ($ x 1,000)
▪❸ Schwab International Index Fund®, Select Shares® 9,064,806	115,576
▪❶ Schwab S&P 500 Fund Select Shares 8,419,451	138,164
▪❷ Schwab Small-Cap Index Fund®, Select Shares 6,384,931	116,525
▪❹ Schwab Total Bond Market Fund™ 8,352,184	86,362
	456,627

Short-Term Investments
4.6% of net assets

Security	Mkt. Value ($ x 1,000)
▪ Schwab Value Advantage Money Fund®, Investor Shares 25,952,297	25,952

Security Rate, Maturity Date	Face Value ($ x 1,000)	
Bank One, Grand Cayman Time Deposit 0.50%, 11/01/03	407	407
		26,359

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$577,088
Receivables:		
Fund shares sold		298
Dividends		141
Investments sold		699
Prepaid expenses	+	14
Total assets		**578,240**

Liabilities

Payables:		
Fund shares redeemed		413
Investment adviser and administrator fees		6
Transfer agent and shareholder service fees		8
Accrued expenses	+	100
Total liabilities		**527**

Net Assets

Total assets		578,240
Total liabilities	–	527
Net assets		**$577,713**

Net Assets by Source

Capital received from investors	567,910
Net investment income not yet distributed	1,500
Net realized capital losses	(23,956)
Net unrealized capital gains	32,259

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$577,713		40,218		$14.36

Unless stated, all numbers x 1,000.

The fund paid $544,829 for these securities. Not counting short-term obligations and government securities, the fund paid $43,899 for securities during the report period and received $72,658 from securities it sold or that matured.

Percent of fund shares of other Schwab funds owned as of the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund™	1.9%
Small-Cap Index Fund®	7.1%
International Index Fund®	10.3%
Schwab Bond Funds	
Total Bond Market Fund™	8.2%
Schwab Money Funds	
Value Advantage Money Fund®	0.1%

Federal Tax Data

Portfolio Cost		$550,619
Net unrealized gains and losses:		
Gains		$66,420
Losses	+	(39,951)
		$26,469
Undistributed earnings:		
Ordinary income		$1,500
Long-term capital gains		$–
Unused capital losses:		
Expires 10/31 of:		Loss amount
2010		$1,799
2011	+	16,367
		$18,166

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$10,395
Interest	+ 6
Total investment income	**10,401**

Net Realized Gains and Losses

Net realized losses on investments sold	(13,961)
Net realized gains received from underlying funds	+ 227
Net realized losses	**(13,734)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**107,668**

Expenses

Investment adviser and administrator fees	2,292
Transfer agent and shareholder service fees	1,310
Trustees' fees	8
Custodian fees	43
Portfolio accounting fees	77
Professional fees	34
Registration fees	24
Shareholder reports	85
Other expenses	+ 12
Total expenses	3,885
Expense reduction	− 1,265
Net expenses	**2,620**

Increase in Net Assets from Operations

Total investment income	10,401
Net expenses	− 2,620
Net investment income	**7,781**
Net realized losses	(13,734)
Net unrealized gains	+ 107,668
Increase in net assets from operations	**$101,715**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $93,934.

See financial notes.   29

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$7,781	$7,322
Net realized losses	(13,734)	(5,594)
Net unrealized gains or losses	+ 107,668	(66,308)
Increase or decrease in net assets from operations	**101,715**	**(64,580)**

Distributions Paid

	11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income	8,524	8,889
Distributions from net realized gains	+ –	5,834
Total distributions paid	**$8,524**	**$14,723**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,664	$72,375	12,796	$173,232
Shares reinvested	694	8,339	1,010	14,418
Shares redeemed	+ (8,438)	(105,988)	(8,337)	(109,730)
Net transactions in fund shares	**(2,080)**	**($25,274)**	**5,469**	**$77,920**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	42,298	$509,796	36,829	$511,179
Total increase or decrease	+ (2,080)	67,917	5,469	(1,383)
End of period	**40,218**	**$577,713**	**42,298**	**$509,796**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 57% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:	
Ordinary Income	$8,524
Long-term capital gains	$–
Prior period:	
Ordinary Income	$8,889
Long-term capital gains	$5,834

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,500 and $2,243 at the end of the current period and prior period, respectively.

 See financial notes.

Schwab MarketTrack Balanced Portfolio™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	12.05	13.47	15.53	14.85	13.39
Income or loss from investment operations:					
Net investment income	0.25	0.32	0.45	0.36	0.29
Net realized and unrealized gains or losses	1.77	(1.22)	(1.92)	0.69	1.57
Total income or loss from investment operations	2.02	(0.90)	(1.47)	1.05	1.86
Less distributions:					
Dividends from net investment income	(0.29)	(0.40)	(0.49)	(0.28)	(0.33)
Distributions from net realized gains	–	(0.12)	(0.10)	(0.09)	(0.07)
Total distributions	(0.29)	(0.52)	(0.59)	(0.37)	(0.40)
Net asset value at end of period	13.78	12.05	13.47	15.53	14.85
Total return (%)	17.12	(7.08)	(9.72)	7.11	14.18
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.56[2]	0.58
Gross operating expenses	0.74	0.74	0.74	0.82	0.91
Net investment income	1.98	2.35	3.31	2.46	2.25
Portfolio turnover rate	17	31	21	18	7
Net assets, end of period ($ x 1,000,000)	516	462	497	510	403

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

[2] The ratio of net operating expenses would have been 0.57% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▮ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
83.2% **Other Investment Companies**	410,881	429,355
12.2% **Common Stock**	46,840	63,227
4.4% **Short-Term Investment**	22,735	22,735
99.8% **Total Investments**	**480,456**	**515,317**
0.2% **Other Assets and Liabilities, Net**		1,050
100.0% **Total Net Assets**		**516,367**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 12.2% of net assets	

Aerospace / Defense 0.2%

The Boeing Co. 5,484	211
Crane Co. 200	6
General Dynamics Corp. 1,300	109
Goodrich Corp. 700	19
Lockheed Martin Corp. 2,900	134
Northrop Grumman Corp. 1,128	101
Raytheon Co. 2,600	69
Rockwell Automation, Inc. 1,200	37
Rockwell Collins, Inc. 1,200	33
Textron, Inc. 1,000	50
United Technologies Corp. 3,000	254
	1,023

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 0.2%

Delta Air Lines, Inc. 900	12
FedEx Corp. 1,960	148
Sabre Holdings Corp. 922	20
Southwest Airlines Co. 5,137	100
United Parcel Service, Inc., Class B 7,385	536
	816

Alcoholic Beverages 0.1%

Adolph Coors Co., Class B 200	11
Anheuser-Busch Cos., Inc. 5,400	266
Brown-Forman Corp., Class B 402	34
	311

Apparel 0.0%

Jones Apparel Group, Inc. 800	27
Liz Claiborne, Inc. 800	29
Nike, Inc., Class B 1,700	109
Reebok International Ltd. 300	12
VF Corp. 800	34
	211

Automotive Products / Motor Vehicles 0.1%

Cooper Tire & Rubber Co. 400	8
Cummins, Inc. 300	14
Dana Corp. 1,085	18
Danaher Corp. 900	74
Delphi Corp. 3,884	34
Eaton Corp. 500	50
Ford Motor Co. 12,185	148
General Motors Corp. 3,650	156
Genuine Parts Co. 1,150	37
•Goodyear Tire & Rubber Co. 1,000	7
Harley-Davidson, Inc. 2,000	95
•Navistar International Corp. 400	16
Visteon Corp. 1,047	7
	664

Banks 0.9%

AmSouth Bancorp. 2,600	61
Bank of America Corp. 9,780	741
The Bank of New York Co., Inc. 4,900	153
Bank One Corp. 7,557	321

Security and Number of Shares	Mkt. Value ($ x 1,000)
BB&T Corp. 3,600	139
Comerica, Inc. 1,000	52
Fifth Third Bancorp 3,858	224
First Tennessee National Corp. 800	36
FleetBoston Financial Corp. 6,778	274
Huntington Bancshares, Inc. 1,597	35
J.P. Morgan Chase & Co. 13,266	476
KeyCorp, Inc. 2,600	73
Marshall & Ilsley Corp. 1,344	48
Mellon Financial Corp. 2,800	84
National City Corp. 4,100	134
North Fork Bancorp., Inc. 1,100	43
Northern Trust Corp. 1,400	65
PNC Financial Services Group, Inc. 1,900	102
Regions Financial Corp. 1,400	51
SouthTrust Corp. 2,200	70
State Street Corp. 2,200	115
SunTrust Banks, Inc. 1,900	127
Synovus Financial Corp. 1,900	52
U.S. Bancorp 12,554	342
Union Planters Corp. 1,350	45
Wachovia Corp. 8,836	405
Wells Fargo & Co. 10,835	610
Zions Bancorp. 600	37
	4,915

Business Machines & Software 1.2%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Adobe Systems, Inc. 1,600	70
•Apple Computer, Inc. 2,200	50
Autodesk, Inc. 800	15
•BMC Software, Inc. 1,600	28
•Cisco Systems, Inc. 45,800	961
•Compuware Corp. 2,400	14
•Comverse Technology, Inc. 1,000	18
•Dell, Inc. 16,900	610
•EMC Corp. 14,162	196
•Gateway, Inc. 2,100	11
Hewlett-Packard Co. 19,724	440
International Business Machines Corp. 11,300	1,011
•Lexmark International, Inc., Class A 800	59
❻ Microsoft Corp. 70,300	1,838

Security and Number of Shares	Mkt. Value ($ x 1,000)
•NCR Corp. 600	22
•Network Appliance, Inc. 2,000	49
•Novell, Inc. 2,200	13
•Oracle Corp. 34,000	407
Pitney Bowes, Inc. 1,600	66
•Siebel Systems, Inc. 3,000	38
•Sun Microsystems, Inc. 20,800	82
•Unisys Corp. 2,100	32
•Xerox Corp. 5,200	55
	6,085

Business Services 0.5%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Allied Waste Industries, Inc. 1,300	15
•Apollo Group, Inc., Class A 1,100	70
Automatic Data Processing, Inc. 3,900	147
•Cendant Corp. 6,415	131
Cintas Corp. 1,102	47
•Citrix Systems, Inc. 1,200	30
Computer Associates International, Inc. 3,825	90
•Computer Sciences Corp. 1,090	43
•Concord EFS, Inc. 3,300	35
•Convergys Corp. 869	14
Deluxe Corp. 500	20
•eBay, Inc. 4,208	235
Electronic Data Systems Corp. 3,100	67
Equifax, Inc. 900	22
First Data Corp. 4,900	175
•Fiserv, Inc. 1,200	42
H&R Block, Inc. 1,200	57
IMS Health, Inc. 1,500	35
•Interpublic Group of Cos., Inc. 2,500	37
•Intuit, Inc. 1,327	66
•Mercury Interactive Corp. 500	23
•Monster Worldwide, Inc. 666	17
Omnicom Group, Inc. 1,200	96
•Parametric Technology Corp. 1,800	6
Paychex, Inc. 2,475	96
•PeopleSoft, Inc. 1,900	40
•Robert Half International, Inc. 1,200	28
•Sungard Data Systems, Inc. 1,832	51
•Symantec Corp. 999	67
Tyco International Ltd. 12,949	270

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Veritas Software Corp. 2,600	94
Waste Management, Inc. 4,112	107
•Yahoo!, Inc. 4,200	184
	2,457

Chemicals 0.2%

Air Products & Chemicals, Inc. 1,500	68
Dow Chemical Co. 6,049	228
E.I. du Pont de Nemours & Co. 6,484	262
Eastman Chemical Co. 600	19
Ecolab, Inc. 2,000	54
Great Lakes Chemical Corp. 400	9
•Hercules, Inc. 700	7
Monsanto Co. 1,427	36
PPG Industries, Inc. 1,200	69
Praxair, Inc. 1,000	70
Rohm & Haas Co. 1,421	56
Sigma-Aldrich Corp. 500	26
	904

Construction 0.1%

Centex Corp. 400	39
Fluor Corp. 500	18
KB Home 300	21
Masco Corp. 3,000	82
Pulte Homes, Inc. 400	35
The Sherwin-Williams Co. 1,100	37
The Stanley Works 600	20
Vulcan Materials Co. 700	31
	283

Consumer Durables 0.0%

Black & Decker Corp. 600	29
Leggett & Platt, Inc. 1,300	27
Maytag Corp. 600	15
Newell Rubbermaid, Inc. 1,872	43
Whirlpool Corp. 500	35
	149

Containers 0.0%

Ball Corp. 400	22
Bemis Co. 300	14
•Pactiv Corp. 1,000	22

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Sealed Air Corp. 621	33
	91

Electronics 0.7%

•ADC Telecommunications, Inc. 5,000	13
•Advanced Micro Devices, Inc. 2,040	31
•Agilent Technologies, Inc. 2,917	73
•Altera Corp. 2,546	51
American Power Conversion Corp. 1,175	24
•Analog Devices, Inc. 2,300	102
•Andrew Corp. 1,025	13
•Applied Materials, Inc. 10,900	255
•Applied Micro Circuits Corp. 1,928	11
•Broadcom Corp., Class A 2,000	64
•CIENA Corp. 2,100	13
Intel Corp. 42,300	1,398
ITT Industries, Inc. 600	41
•Jabil Circuit, Inc. 1,341	37
•JDS Uniphase Corp. 8,464	30
•KLA-Tencor Corp. 1,200	69
Linear Technology Corp. 2,000	85
•LSI Logic Corp. 2,000	18
•Lucent Technologies, Inc. 26,905	86
Maxim Integrated Products, Inc. 2,100	104
•Micron Technology, Inc. 3,600	52
Molex, Inc. 1,250	39
Motorola, Inc. 14,770	200
•National Semiconductor Corp. 1,100	45
•Novellus Systems, Inc. 900	37
•Nvidia Corp. 900	16
PerkinElmer, Inc. 600	11
•PMC — Sierra, Inc. 1,100	20
•Power-One, Inc. 240	2
•QLogic Corp. 585	33
Qualcomm, Inc. 5,100	242
•Sanmina — SCI Corp. 3,400	36
Scientific-Atlanta, Inc. 1,000	30
•Solectron Corp. 5,300	29
Symbol Technologies, Inc. 1,284	16
Tektronix, Inc. 500	13
•Tellabs, Inc. 2,700	20
•Teradyne, Inc. 1,100	25

Security and Number of Shares	Mkt. Value ($ x 1,000)
Texas Instruments, Inc. 11,300	327
•Thermo Electron Corp. 900	20
•Thomas & Betts Corp. 381	7
•Waters Corp. 900	28
•Xilinx, Inc. 2,100	67
	3,833

Energy: Raw Materials 0.2%

Anadarko Petroleum Corp. 1,510	66
Apache Corp. 1,024	71
Baker Hughes, Inc. 2,250	64
•BJ Services Co. 1,000	33
Burlington Resources, Inc. 1,410	68
Devon Energy Corp. 1,500	73
EOG Resources, Inc. 759	32
Halliburton Co. 2,974	71
•Noble Corp. 900	31
Occidental Petroleum Corp. 2,400	85
•Rowan Cos., Inc. 600	14
Schlumberger Ltd. 3,900	183
	791

Food & Agriculture 0.4%

Archer-Daniels-Midland Co. 4,446	64
Campbell Soup Co. 2,800	72
The Coca-Cola Co. 16,100	747
Coca-Cola Enterprises, Inc. 2,700	54
ConAgra Foods, Inc. 3,300	79
General Mills, Inc. 2,392	107
H.J. Heinz Co. 2,300	81
Hershey Foods Corp. 800	62
Kellogg Co. 2,700	89
McCormick & Co., Inc. 900	27
The Pepsi Bottling Group, Inc. 1,826	41
PepsiCo, Inc. 11,370	544
Sara Lee Corp. 5,100	102
Supervalu, Inc. 900	23
Sysco Corp. 4,400	148
Wm. Wrigley Jr. Co. 1,600	90
	2,330

Gold 0.0%

Newmont Mining Corp. 2,554	**112**

Security and Number of Shares	Mkt. Value ($ x 1,000)

Healthcare / Drugs & Medicine 1.6%

Abbott Laboratories 10,200	435
Allergan, Inc. 900	68
AmerisourceBergen Corp. 700	40
•Amgen, Inc. 8,340	515
•Anthem, Inc. 926	63
Applied Biosystems Group — Applera Corp. 1,400	32
Bausch & Lomb, Inc. 400	19
Baxter International, Inc. 3,800	101
Becton Dickinson & Co. 1,800	66
•Biogen, Inc. 1,000	40
Biomet, Inc. 1,575	56
•Boston Scientific Corp. 2,774	188
Bristol-Myers Squibb Co. 12,800	325
C.R. Bard, Inc. 300	24
Cardinal Health, Inc. 2,975	177
•Chiron Corp. 1,200	66
Eli Lilly & Co. 7,400	493
•Express Scripts, Inc. 500	27
•Forest Laboratories, Inc. 2,400	120
•Genzyme Corp. — General Division 1,400	64
Guidant Corp. 2,000	102
HCA, Inc. 3,400	130
Health Management Associates, Inc., Class A 1,600	35
•Humana, Inc. 800	16
Johnson & Johnson 19,272	970
•King Pharmaceuticals, Inc. 1,388	19
Manor Care, Inc. 500	17
McKesson Corp. 1,773	54
•Medco Health Solutions, Inc. 1,784	59
•Medimmune, Inc. 1,400	37
Medtronic, Inc. 7,800	355
Merck & Co., Inc. 14,500	642
❽ Pfizer, Inc. 50,586	1,599
•Quest Diagnostics 735	50
Schering-Plough Corp. 9,500	145
•St. Jude Medical, Inc. 1,060	62
Stryker Corp. 1,273	103
•Tenet Healthcare Corp. 3,150	43
UnitedHealth Group, Inc. 4,000	204

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Watson Pharmaceuticals, Inc. 600	24
• WellPoint Health Networks, Inc. 1,000	89
Wyeth 8,800	388
• Zimmer Holdings, Inc. 1,500	96
	8,158

Household Products 0.3%

Alberto-Culver Co., Class B 400	25
Avon Products, Inc. 1,500	102
Clorox Co. 1,600	73
Colgate-Palmolive Co. 3,600	192
The Gillette Co. 6,700	214
International Flavors & Fragrances, Inc. 800	26
Procter & Gamble Co. 8,500	835
	1,467

Insurance 0.6%

ACE Ltd. 1,700	61
Aetna, Inc. 1,034	59
AFLAC, Inc. 3,600	131
The Allstate Corp. 4,700	186
AMBAC Financial Group, Inc. 684	48
American International Group, Inc. 16,942	1,031
AON Corp. 1,725	38
Chubb Corp. 1,100	73
CIGNA Corp. 1,000	57
Cincinnati Financial Corp. 1,200	49
Hartford Financial Services Group, Inc. 1,800	99
Jefferson-Pilot Corp. 1,050	50
John Hancock Financial Services, Inc. 2,004	71
Lincoln National Corp. 1,300	52
Loews Corp. 1,200	52
Marsh & McLennan Cos., Inc. 3,600	154
MBIA, Inc. 1,050	63
Metlife, Inc. 4,986	157
MGIC Investment Corp. 700	36
Principal Financial Group, Inc. 2,329	73
The Progressive Corp. 1,500	111
Prudential Financial, Inc. 3,500	135
Safeco Corp. 800	29
St. Paul Cos., Inc. 1,424	54
Torchmark Corp. 800	35

Security and Number of Shares	Mkt. Value ($ x 1,000)
Travelers Property Casualty Corp., Class B 6,500	106
UnumProvident Corp. 1,657	27
XL Capital Ltd., Class A 800	56
	3,093

Media 0.5%

Clear Channel Communications, Inc. 4,080	167
• Comcast Corp., Class A 14,661	497
Dow Jones & Co., Inc. 600	31
Gannett Co., Inc. 1,700	143
Knight-Ridder, Inc. 600	44
The McGraw-Hill Cos., Inc. 1,200	80
Meredith Corp. 300	15
New York Times Co., Class A 1,100	52
R.R. Donnelley & Sons Co. 800	21
• Time Warner, Inc. 29,650	453
Tribune Co. 1,900	93
• Univision Communications, Inc., Class A 2,048	70
Viacom, Inc., Class B 11,418	455
The Walt Disney Co. 13,717	311
	2,432

Miscellaneous 0.1%

3M Co. 5,200	**410**

Miscellaneous Finance 1.0%

American Express Co. 8,300	389
The Bear Stearns Cos., Inc. 602	46
Capital One Financial Corp. 1,500	91
▪ The Charles Schwab Corp. 8,783	119
Charter One Financial, Inc. 1,620	52
⑨ Citigroup, Inc. 33,476	1,587
Countrywide Financial Corp. 800	84
Fannie Mae 6,300	452
Federated Investors, Inc., Class B 700	19
Franklin Resources, Inc. 1,700	81
Freddie Mac 4,500	253
Golden West Financial Corp. 900	90
Goldman Sachs Group, Inc. 3,079	289
Janus Capital Group, Inc. 1,400	20
Lehman Brothers Holdings, Inc. 1,600	115

Security and Number of Shares	Mkt. Value ($ x 1,000)
MBNA Corp. 8,268	205
Merrill Lynch & Co., Inc. 6,100	361
Moody's Corp. 1,000	58
Morgan Stanley 7,010	385
•Providian Financial Corp. 1,900	21
SLM Corp. 3,000	117
T. Rowe Price Group, Inc. 800	33
Washington Mutual, Inc. 5,974	261
	5,128

Non-Durables & Entertainment 0.1%

•American Greetings Corp., Class A 400	9
Darden Restaurants, Inc. 1,350	28
•Electronic Arts, Inc. 896	89
Fortune Brands, Inc. 1,000	65
Hasbro, Inc. 1,275	28
International Game Technology 2,000	65
Mattel, Inc. 2,825	55
McDonald's Corp. 8,600	215
•Starbucks Corp. 2,440	77
Tupperware Corp. 200	3
Wendy's International, Inc. 800	30
•Yum! Brands, Inc. 2,060	70
	734

Non-Ferrous Metals 0.1%

Alcoa, Inc. 5,648	178
Engelhard Corp. 800	23
Freeport-McMoran Copper & Gold, Inc., Class B 1,100	43
•Phelps Dodge Corp. 540	33
	277

Oil: Domestic 0.1%

Amerada Hess Corp. 600	31
Ashland, Inc. 500	18
ConocoPhillips 4,324	247
Kerr-McGee Corp. 621	26
Marathon Oil Corp. 2,100	62
•Nabors Industries Ltd. 1,000	38
Sunoco, Inc. 600	26
•Transocean, Inc. 2,016	39
Unocal Corp. 1,600	51
	538

Security and Number of Shares	Mkt. Value ($ x 1,000)
Oil: International 0.4%	
ChevronTexaco Corp. 6,895	512
⑩Exxon Mobil Corp. 43,120	1,578
	2,090

Optical & Photo 0.0%

•Corning, Inc. 8,300	91
Eastman Kodak Co. 2,000	49
	140

Paper & Forest Products 0.1%

Boise Cascade Corp. 400	11
Georgia-Pacific Corp. 1,496	39
International Paper Co. 3,166	125
Kimberly-Clark Corp. 3,380	179
•Louisiana-Pacific Corp. 700	13
MeadWestvaco Corp. 1,279	33
Temple-Inland, Inc. 400	22
Weyerhaeuser Co. 1,400	84
	506

Producer Goods & Manufacturing 0.6%

•American Standard Cos., Inc. 500	48
Avery Dennison Corp. 700	37
Caterpillar, Inc. 2,300	169
Cooper Industries Ltd., Class A 600	32
Deere & Co. 1,500	91
Dover Corp. 1,400	55
Emerson Electric Co. 2,800	159
⑤General Electric Co. 65,200	1,891
Honeywell International, Inc. 5,700	174
Illinois Tool Works, Inc. 2,000	147
Ingersoll-Rand Co., Class A 1,100	66
Johnson Controls, Inc. 500	54
•Millipore Corp. 200	9
Pall Corp. 800	19
Parker Hannifin Corp. 700	36
Snap-On, Inc. 350	10
W.W. Grainger, Inc. 600	27
	3,024

Portfolio Holdings continued

Security and Number of Shares		Mkt. Value ($ x 1,000)
Railroad & Shipping 0.1%		
Burlington Northern Santa Fe Corp.	2,500	72
CSX Corp.	1,500	48
Norfolk Southern Corp.	2,500	50
Union Pacific Corp.	1,700	107
		277
Real Property 0.0%		
Apartment Investment & Management Co., Class A	600	24
Equity Office Properties Trust	2,600	73
Equity Residential	1,700	50
Plum Creek Timber Co., Inc.	1,200	32
ProLogis	1,200	35
Simon Property Group, Inc.	1,100	50
		264
Retail 0.9%		
Albertson's, Inc.	2,671	54
• Autonation, Inc.	2,000	37
• AutoZone, Inc.	500	48
• Bed, Bath & Beyond, Inc.	1,800	76
• Best Buy Co., Inc.	2,100	122
• Big Lots, Inc.	700	11
Circuit City Stores, Inc.	1,400	13
• Costco Wholesale Corp.	3,000	106
CVS Corp.	2,600	91
Dillards, Inc., Class A	700	11
Dollar General Corp.	2,202	49
Family Dollar Stores, Inc.	1,100	48
Federated Department Stores, Inc.	1,400	67
The Gap, Inc.	5,662	108
Home Depot, Inc.	15,100	560
J.C. Penney Co., Inc. Holding Co.	1,700	40
• Kohl's Corp.	2,200	123
• Kroger Co.	5,300	93
Limited Brands, Inc.	3,388	60
Lowe's Cos., Inc.	5,000	295
The May Department Stores Co.	2,100	59
Nordstrom, Inc.	900	27
• Office Depot, Inc.	2,500	37
RadioShack Corp.	1,300	39

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Safeway, Inc.	2,800	59
Sears, Roebuck & Co.	1,800	95
• Staples, Inc.	3,050	82
Target Corp.	5,800	231
Tiffany & Co.	950	45
TJX Cos., Inc.	3,600	76
• Toys 'R' Us, Inc.	1,200	16
❼ Wal-Mart Stores, Inc.	28,400	1,674
Walgreen Co.	6,600	230
Winn-Dixie Stores, Inc.	1,200	10
		4,692
Steel 0.0%		
Allegheny Technologies, Inc.	492	4
Nucor Corp.	600	33
United States Steel Corp.	500	12
Worthington Industries, Inc.	300	4
		53
Telephone 0.4%		
Alltel Corp.	2,100	99
AT&T Corp.	4,941	92
• AT&T Wireless Services, Inc.	17,825	129
• Avaya, Inc.	2,775	36
BellSouth Corp.	12,200	321
CenturyTel, Inc.	900	32
• Citizens Communications Co.	1,732	22
• Nextel Communications, Inc., Class A	6,800	165
• Qwest Communications International, Inc.	10,622	37
SBC Communications, Inc.	21,788	522
Sprint Corp. (FON Group)	5,800	93
• Sprint Corp. (PCS Group)	5,900	26
Verizon Communications, Inc.	17,836	599
		2,173
Tobacco 0.1%		
Altria Group, Inc.	13,200	614
R.J. Reynolds Tobacco Holdings, Inc.	600	29
UST, Inc.	1,100	37
		680

Security and Number of Shares	Mkt. Value ($ x 1,000)
Travel & Recreation 0.1%	
Brunswick Corp. 600	18
Carnival Corp. 4,100	143
Harrah's Entertainment, Inc. 900	39
Hilton Hotels Corp. 2,500	40
Marriott International, Inc., Class A 1,500	65
Starwood Hotels & Resorts Worldwide, Inc. 1,200	40
	345
Trucking & Freight 0.0%	
Paccar, Inc. 700	55
Ryder Systems, Inc. 400	12
	67
Utilities: Electric & Gas 0.3%	
• The AES Corp. 3,200	28
• Allegheny Energy, Inc. 720	8
Ameren Corp. 900	40
American Electric Power Co., Inc. 2,580	73
• Calpine Corp. 1,800	8
Centerpoint Energy, Inc. 1,924	19
Cinergy Corp. 1,000	36
• CMS Energy Corp. 700	6
Consolidated Edison, Inc. 1,500	61
Constellation Energy Group, Inc. 1,000	36
Dominion Resources, Inc. 2,167	133
DTE Energy Co. 1,000	37
Duke Energy Corp. 5,952	108
• Dynegy, Inc., Class A 2,100	8
• Edison International 2,200	43
El Paso Corp. 3,222	24
Entergy Corp. 1,500	81
Exelon Corp. 2,162	137
FirstEnergy Corp. 2,030	70
FPL Group, Inc. 1,300	83
KeySpan Corp. 900	31
Kinder Morgan, Inc. 745	40
Nicor, Inc. 300	10
NiSource, Inc. 1,351	28
Peoples Energy Corp. 200	8
• PG&E Corp. 2,400	59

Security and Number of Shares	Mkt. Value ($ x 1,000)
Pinnacle West Capital Corp. 600	22
PPL Corp. 1,000	40
Progress Energy, Inc. 1,593	69
Public Service Enterprise Group, Inc. 1,500	61
Sempra Energy 1,360	38
The Southern Co. 4,500	134
TECO Energy, Inc. 900	12
TXU Corp. 2,122	48
Williams Cos., Inc. 3,000	31
Xcel Energy, Inc. 2,085	34
	1,704

Other Investment Companies
83.2% of net assets

	Mkt. Value ($ x 1,000)
■❹ Schwab International Index Fund®, Select Shares® 6,068,707	77,376
■❷ Schwab S&P 500 Fund, Select Shares 5,656,804	92,828
■❸ Schwab Small-Cap Index Fund®, Select Shares 4,289,107	78,276
■❶ Schwab Total Bond Market Fund™ 17,492,671	180,875
	429,355

Short-Term Investment
4.4% of net assets

	Mkt. Value ($ x 1,000)
■ Schwab Value Advantage Money Fund®, Investor Shares 22,735,356	**22,735**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$515,317
Receivables:		
Fund shares sold		387
Dividends		107
Investments sold		1,002
Prepaid expenses	+	24
Total assets		**516,837**

Liabilities

Cash Overdraft		39
Payables:		
Fund shares redeemed		340
Investment adviser and administrator fees		6
Transfer agent and shareholder service fees		7
Accrued expenses	+	78
Total liabilities		**470**

Net Assets

Total assets		516,837
Total liabilities	−	470
Net assets		**$516,367**

Net Assets by Source

Capital received from investors	499,538
Net investment income not yet distributed	3,839
Net realized capital losses	(21,871)
Net unrealized capital gains	34,861

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$516,367		37,478		$13.78

Unless stated, all numbers x 1,000.

The fund paid $480,456 for these securities. Not counting short-term obligations and government securities, the fund paid $76,793 for securities during the report period and received $90,708 from securities it sold or that matured.

Percent of fund shares of other Schwab funds owned as of the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	1.2%
Small-Cap Index Fund®	4.8%
International Index Fund®	6.9%
Schwab Bond Funds	
Total Bond Market Fund™	17.3%
Schwab Money Funds	
Value Advantage Money Fund®	0.1%

Federal Tax Data

Portfolio Cost		$490,162
Net unrealized gains and losses:		
Gains		$49,976
Losses	+	(24,821)
		$25,155
Undistributed earnings:		
Ordinary income		$3,839
Long-term capital gains		$—
Unused capital losses:		
Expires 10/31 of:		Loss amount
2010		$303
2011	+	11,862
		$12,165

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$11,868
Interest	+	5
Total investment income		**11,873**

Net Realized Gains and Losses

Net realized losses on investments sold		(9,665)
Net realized gains received from underlying funds	+	483
Net realized losses		**(9,182)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**75,317**

Expenses

Investment adviser and administrator fees		2,103
Transfer agent and shareholder service fees		1,195
Trustees' fees		7
Custodian fees		42
Portfolio accounting fees		70
Professional fees		33
Registration fees		23
Shareholder reports		44
Other expenses	+	10
Total expenses		3,527
Expense reduction	−	1,137
Net expenses		**2,390**

Increase in Net Assets from Operations

Total investment income		11,873
Net expenses	−	2,390
Net investment income		**9,483**
Net realized losses		(9,182)
Net unrealized gains	+	75,317
Increase in net assets from operations		**$75,618**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $66,135.

See financial notes.   41

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$9,483	$11,937
Net realized losses	(9,182)	(5,624)
Net unrealized gains or losses	+ 75,317	(44,321)
Increase or decrease in net assets from operations	**75,618**	**(38,008)**

Distributions Paid

	11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income	11,180	14,684
Distributions from net realized gains	+ –	4,608
Total distributions paid	**$11,180**	**$19,292**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	6,802	$85,681	9,389	$123,245
Shares reinvested	904	10,796	1,388	18,646
Shares redeemed	+ (8,594)	(107,008)	(9,314)	(119,076)
Net transactions in fund shares	**(888)**	**($10,531)**	**1,463**	**$22,815**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	38,366	$462,460	36,903	$496,945
Total increase or decrease	+ (888)	53,907	1,463	(34,485)
End of period	**37,478**	**$516,367**	**38,366**	**$462,460**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 33% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:	
Ordinary Income	$11,180
Long-term capital gains	$–
Prior period:	
Ordinary Income	$15,072
Long-term capital gains	$4,220

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,839 and $5,536 at the end of the current period and prior period, respectively.

 See financial notes.

Schwab MarketTrack Conservative Portfolio™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	11.37	12.22	13.12	12.73	12.11
Income or loss from investment operations:					
Net investment income	0.29	0.40	0.49	0.47	0.41
Net realized and unrealized gains or losses	1.16	(0.78)	(0.80)	0.41	0.68
Total income or loss from investment operations	1.45	(0.38)	(0.31)	0.88	1.09
Less distributions:					
Dividends from net investment income	(0.29)	(0.41)	(0.50)	(0.46)	(0.40)
Distributions from net realized gains	–	(0.06)	(0.09)	(0.03)	(0.07)
Total distributions	(0.29)	(0.47)	(0.59)	(0.49)	(0.47)
Net asset value at end of period	12.53	11.37	12.22	13.12	12.73
Total return (%)	12.98	(3.29)	(2.39)	6.92	9.13
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses[1]	0.50	0.50	0.50	0.56[2]	0.57
Gross operating expenses	0.75	0.76	0.77	0.84	0.92
Net investment income	2.44	3.17	3.85	3.58	3.28
Portfolio turnover rate	17	32	15	16	8
Net assets, end of period ($ x 1,000,000)	289	263	211	194	167

[1] The expenses incurred by underlying funds in which the portfolio invests are not included in this ratio.
The income received by the portfolio from underlying funds is reduced by those expenses.

[2] The ratio of net operating expenses would have been 0.57% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▪ Issuer is affiliated with the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
90.3% Other Investment Companies	245,779	260,507
5.2% Common Stock	12,278	14,920
4.5% Short-Term Investments	13,038	13,038
100.0% Total Investments	271,095	288,465
0.0% Other Assets and Liabilities, Net		137
100.0% Total Net Assets		288,602

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 5.2% of net assets	

Aerospace / Defense 0.1%

The Boeing Co. 1,346	52
Crane Co. 150	4
General Dynamics Corp. 300	25
Goodrich Corp. 200	6
Lockheed Martin Corp. 700	33
Northrop Grumman Corp. 257	23
Raytheon Co. 600	16
Rockwell Automation, Inc. 300	9
Rockwell Collins, Inc. 300	8
Textron, Inc. 200	10
United Technologies Corp. 700	58
	244

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 0.1%

Delta Air Lines, Inc. 200	2
FedEx Corp. 460	35
Sabre Holdings Corp. 244	5
Southwest Airlines Co. 1,218	24
United Parcel Service, Inc., Class B 1,762	128
	194

Alcoholic Beverages 0.0%

Adolph Coors Co., Class B 50	3
Anheuser-Busch Cos., Inc. 1,300	64
Brown-Forman Corp., Class B 75	6
	73

Apparel 0.0%

Jones Apparel Group, Inc. 200	7
Liz Claiborne, Inc. 200	7
Nike, Inc., Class B 400	26
Reebok International Ltd. 100	4
VF Corp. 200	8
	52

Automotive Products / Motor Vehicles 0.1%

Cooper Tire & Rubber Co. 100	2
Cummins, Inc. 100	5
Dana Corp. 292	5
Danaher Corp. 250	21
Delphi Corp. 868	8
Eaton Corp. 100	10
Ford Motor Co. 2,921	35
General Motors Corp. 825	35
Genuine Parts Co. 250	8
• Goodyear Tire & Rubber Co. 300	2
Harley-Davidson, Inc. 500	24
• Navistar International Corp. 100	4
Visteon Corp. 248	1
	160

Banks 0.4%

AmSouth Bancorp. 600	14
Bank of America Corp. 2,311	175
The Bank of New York Co., Inc. 1,200	37

Security and Number of Shares	Mkt. Value ($ x 1,000)
Bank One Corp. 1,696	72
BB&T Corp. 850	33
Comerica, Inc. 300	16
Fifth Third Bancorp 867	50
First Tennessee National Corp. 200	9
FleetBoston Financial Corp. 1,557	63
Huntington Bancshares, Inc. 423	9
J.P. Morgan Chase & Co. 3,114	112
KeyCorp, Inc. 700	20
Marshall & Ilsley Corp. 322	12
Mellon Financial Corp. 700	21
National City Corp. 1,000	33
North Fork Bancorp., Inc. 300	12
Northern Trust Corp. 300	14
PNC Financial Services Group, Inc. 400	21
Regions Financial Corp. 300	11
SouthTrust Corp. 500	16
State Street Corp. 500	26
SunTrust Banks, Inc. 400	27
Synovus Financial Corp. 400	11
U.S. Bancorp 3,022	82
Union Planters Corp. 300	10
Wachovia Corp. 2,100	96
Wells Fargo & Co. 2,560	144
Zions Bancorp. 100	6
	1,152

Business Machines & Software 0.5%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Adobe Systems, Inc. 400	18
•Apple Computer, Inc. 600	14
Autodesk, Inc. 200	4
•BMC Software, Inc. 400	7
•Cisco Systems, Inc. 10,750	226
•Compuware Corp. 600	3
•Comverse Technology, Inc. 300	5
•Dell, Inc. 4,000	144
•EMC Corp. 3,350	46
•Gateway, Inc. 500	3
Hewlett-Packard Co. 4,703	105
International Business Machines Corp. 2,650	237
•Lexmark International, Inc., Class A 200	15
❻ Microsoft Corp. 16,600	434

Security and Number of Shares	Mkt. Value ($ x 1,000)
•NCR Corp. 200	7
•Network Appliance, Inc. 500	12
•Novell, Inc. 500	3
•Oracle Corp. 8,200	98
Pitney Bowes, Inc. 400	16
•Siebel Systems, Inc. 600	8
•Sun Microsystems, Inc. 5,000	20
•Unisys Corp. 500	8
•Xerox Corp. 1,000	10
	1,443

Business Services 0.2%

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Allied Waste Industries, Inc. 300	3
•Apollo Group, Inc., Class A 300	19
Automatic Data Processing, Inc. 900	34
•Cendant Corp. 1,459	30
Cintas Corp. 260	11
•Citrix Systems, Inc. 300	8
Computer Associates International, Inc. 850	20
•Computer Sciences Corp. 258	10
•Concord EFS, Inc. 800	9
•Convergys Corp. 174	3
Deluxe Corp. 100	4
•eBay, Inc. 1,004	56
Electronic Data Systems Corp. 700	15
Equifax, Inc. 200	5
First Data Corp. 1,100	39
•Fiserv, Inc. 300	11
H&R Block, Inc. 300	14
IMS Health, Inc. 350	8
•Interpublic Group of Cos., Inc. 600	9
•Intuit, Inc. 313	16
•Mercury Interactive Corp. 100	5
•Monster Worldwide, Inc. 191	5
Omnicom Group, Inc. 300	24
•Parametric Technology Corp. 500	2
Paychex, Inc. 525	20
•PeopleSoft, Inc. 400	8
•Robert Half International, Inc. 300	7
•Sungard Data Systems, Inc. 433	12
•Symantec Corp. 201	13
Tyco International Ltd. 3,013	63

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Veritas Software Corp. 600	22
Waste Management, Inc. 907	23
• Yahoo!, Inc. 1,000	44
	572

Chemicals 0.1%

Air Products & Chemicals, Inc. 300	14
Dow Chemical Co. 1,472	56
E.I. du Pont de Nemours & Co. 1,525	62
Eastman Chemical Co. 100	3
Ecolab, Inc. 400	11
Great Lakes Chemical Corp. 100	2
• Hercules, Inc. 200	2
Monsanto Co. 332	8
PPG Industries, Inc. 300	17
Praxair, Inc. 250	17
Rohm & Haas Co. 373	15
Sigma-Aldrich Corp. 100	5
	212

Construction 0.0%

Centex Corp. 100	10
Fluor Corp. 100	4
KB Home 100	7
Masco Corp. 700	19
Pulte Homes, Inc. 100	9
The Sherwin-Williams Co. 300	10
The Stanley Works 100	3
Vulcan Materials Co. 200	9
	71

Consumer Durables 0.0%

Black & Decker Corp. 100	5
Leggett & Platt, Inc. 300	6
Maytag Corp. 100	3
Newell Rubbermaid, Inc. 436	10
Whirlpool Corp. 100	7
	31

Containers 0.0%

Ball Corp. 100	6
Bemis Co. 100	5
• Pactiv Corp. 300	6

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Sealed Air Corp. 153	8
	25

Electronics 0.3%

• ADC Telecommunications, Inc. 1,000	3
• Advanced Micro Devices, Inc. 560	8
• Agilent Technologies, Inc. 710	18
• Altera Corp. 510	10
American Power Conversion Corp. 225	5
• Analog Devices, Inc. 600	27
• Andrew Corp. 100	1
• Applied Materials, Inc. 2,600	61
• Applied Micro Circuits Corp. 455	3
• Broadcom Corp., Class A 492	16
• CIENA Corp. 500	3
Intel Corp. 9,950	329
ITT Industries, Inc. 150	10
Jabil Circuit, Inc. 322	9
• JDS Uniphase Corp. 2,010	7
• KLA-Tencor Corp. 300	17
Linear Technology Corp. 500	21
• LSI Logic Corp. 500	5
• Lucent Technologies, Inc. 7,019	22
Maxim Integrated Products, Inc. 500	25
• Micron Technology, Inc. 900	13
Molex, Inc. 250	8
Motorola, Inc. 3,666	50
• National Semiconductor Corp. 300	12
• Novellus Systems, Inc. 250	10
• Nvidia Corp. 200	4
PerkinElmer, Inc. 200	4
• PMC — Sierra, Inc. 300	5
• Power-One, Inc. 57	—
• QLogic Corp. 138	8
Qualcomm, Inc. 1,200	57
• Sanmina — SCI Corp. 800	8
Scientific-Atlanta, Inc. 200	6
• Solectron Corp. 1,000	6
Symbol Technologies, Inc. 303	4
Tektronix, Inc. 200	5
• Tellabs, Inc. 600	4
• Teradyne, Inc. 300	7

Security and Number of Shares	Mkt. Value ($ x 1,000)
Texas Instruments, Inc. 2,700	78
• Thermo Electron Corp. 200	4
• Thomas & Betts Corp. 100	2
• Waters Corp. 200	6
• Xilinx, Inc. 500	16
	917

Energy: Raw Materials 0.1%

Anadarko Petroleum Corp. 367	16
Apache Corp. 231	16
Baker Hughes, Inc. 470	13
• BJ Services Co. 200	7
Burlington Resources, Inc. 300	15
Devon Energy Corp. 400	19
EOG Resources, Inc. 180	8
Halliburton Co. 714	17
• Noble Corp. 200	7
Occidental Petroleum Corp. 600	21
• Rowan Cos., Inc. 100	2
Schlumberger Ltd. 900	42
	183

Food & Agriculture 0.2%

Archer-Daniels-Midland Co. 1,014	15
Campbell Soup Co. 700	18
The Coca-Cola Co. 3,800	176
Coca-Cola Enterprises, Inc. 700	14
ConAgra Foods, Inc. 800	19
General Mills, Inc. 582	26
H.J. Heinz Co. 600	21
Hershey Foods Corp. 200	16
Kellogg Co. 600	20
McCormick & Co., Inc. 200	6
The Pepsi Bottling Group, Inc. 500	11
PepsiCo, Inc. 2,660	127
Sara Lee Corp. 1,200	24
Supervalu, Inc. 200	5
Sysco Corp. 1,000	34
Wm. Wrigley Jr. Co. 300	17
	549

Gold 0.0%

Newmont Mining Corp. 643	**28**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Healthcare / Drugs & Medicine 0.7%	
Abbott Laboratories 2,400	102
Allergan, Inc. 200	15
AmerisourceBergen Corp. 200	11
• Amgen, Inc. 1,952	121
• Anthem, Inc. 200	14
Applied Biosystems Group — Applera Corp. 300	7
Bausch & Lomb, Inc. 100	5
Baxter International, Inc. 900	24
Becton Dickinson & Co. 400	15
• Biogen, Inc. 200	8
Biomet, Inc. 450	16
• Boston Scientific Corp. 634	43
Bristol-Myers Squibb Co. 3,000	76
C.R. Bard, Inc. 100	8
Cardinal Health, Inc. 700	42
• Chiron Corp. 300	16
Eli Lilly & Co. 1,725	115
• Express Scripts, Inc. 100	5
• Forest Laboratories, Inc. 600	30
• Genzyme Corp. — General Division 325	15
Guidant Corp. 500	26
HCA, Inc. 800	31
Health Management Associates, Inc., Class A 400	9
• Humana, Inc. 200	4
Johnson & Johnson 4,592	231
• King Pharmaceuticals, Inc. 366	5
Manor Care, Inc. 100	3
McKesson Corp. 422	13
• Medco Health Solutions, Inc. 422	14
• Medimmune, Inc. 400	11
Medtronic, Inc. 1,900	87
Merck & Co., Inc. 3,400	150
❽ Pfizer, Inc. 11,907	376
• Quest Diagnostics 189	13
Schering-Plough Corp. 2,300	35
• St. Jude Medical, Inc. 300	17
Stryker Corp. 301	24
• Tenet Healthcare Corp. 750	10
UnitedHealth Group, Inc. 950	48

Portfolio Holdings continued

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Watson Pharmaceuticals, Inc.	200	8
• WellPoint Health Networks, Inc.	200	18
Wyeth	2,000	88
• Zimmer Holdings, Inc.	300	19
		1,928

Household Products 0.1%

Alberto-Culver Co., Class B	100	6
Avon Products, Inc.	350	24
Clorox Co.	300	14
Colgate-Palmolive Co.	800	42
The Gillette Co.	1,600	51
International Flavors & Fragrances, Inc.	200	7
Procter & Gamble Co.	2,000	197
		341

Insurance 0.3%

ACE Ltd.	400	14
Aetna, Inc.	222	13
AFLAC, Inc.	800	29
The Allstate Corp.	1,100	43
AMBAC Financial Group, Inc.	162	11
American International Group, Inc.	3,979	242
AON Corp.	475	10
Chubb Corp.	300	20
CIGNA Corp.	200	11
Cincinnati Financial Corp.	300	12
Hartford Financial Services Group, Inc.	400	22
Jefferson-Pilot Corp.	225	11
John Hancock Financial Services, Inc.	473	17
Lincoln National Corp.	300	12
Loews Corp.	300	13
Marsh & McLennan Cos., Inc.	800	34
MBIA, Inc.	200	12
Metlife, Inc.	1,178	37
MGIC Investment Corp.	150	8
Principal Financial Group, Inc.	550	17
The Progressive Corp.	350	26
Prudential Financial, Inc.	900	35
Safeco Corp.	200	7

Security and Number of Shares		Mkt. Value ($ x 1,000)
St. Paul Cos., Inc.	356	14
Torchmark Corp.	200	9
Travelers Property Casualty Corp., Class B	1,500	25
UnumProvident Corp.	346	6
XL Capital Ltd., Class A	200	14
		724

Media 0.2%

Clear Channel Communications, Inc.	967	39
• Comcast Corp., Class A	3,463	117
Dow Jones & Co., Inc.	100	5
Gannett Co., Inc.	400	34
Knight-Ridder, Inc.	100	7
The McGraw-Hill Cos., Inc.	300	20
Meredith Corp.	100	5
New York Times Co., Class A	200	10
R.R. Donnelley & Sons Co.	200	5
• Time Warner, Inc.	7,050	108
Tribune Co.	500	25
• Univision Communications, Inc., Class A	519	18
Viacom, Inc., Class B	2,660	106
The Walt Disney Co.	3,227	73
		572

Miscellaneous 0.0%

3M Co.	1,200	**95**

Miscellaneous Finance 0.4%

American Express Co.	2,000	94
The Bear Stearns Cos., Inc.	145	11
Capital One Financial Corp.	300	18
■ The Charles Schwab Corp.	2,125	29
Charter One Financial, Inc.	346	11
⑨ Citigroup, Inc.	7,882	374
Countrywide Financial Corp.	200	21
Fannie Mae	1,525	109
Federated Investors, Inc., Class B	200	6
Franklin Resources, Inc.	400	19
Freddie Mac	1,100	62
Golden West Financial Corp.	250	25
Goldman Sachs Group, Inc.	728	68

Security and Number of Shares	Mkt. Value ($ x 1,000)
Janus Capital Group, Inc. 400	6
Lehman Brothers Holdings, Inc. 400	29
MBNA Corp. 1,957	48
Merrill Lynch & Co., Inc. 1,400	83
Moody's Corp. 200	12
Morgan Stanley 1,630	89
• Providian Financial Corp. 400	4
SLM Corp. 750	29
T. Rowe Price Group, Inc. 200	8
Washington Mutual, Inc. 1,431	63
	1,218

Non-Durables & Entertainment 0.1%

• American Greetings Corp., Class A 100	2
Darden Restaurants, Inc. 300	6
• Electronic Arts, Inc. 212	21
Fortune Brands, Inc. 200	13
Hasbro, Inc. 325	7
International Game Technology 456	15
Mattel, Inc. 650	13
McDonald's Corp. 2,000	50
• Starbucks Corp. 560	18
Tupperware Corp. 100	2
Wendy's International, Inc. 200	7
• Yum! Brands, Inc. 480	16
	170

Non-Ferrous Metals 0.0%

Alcoa, Inc. 1,312	41
Engelhard Corp. 200	6
Freeport-McMoran Copper & Gold, Inc., Class B 300	12
• Phelps Dodge Corp. 135	8
	67

Oil: Domestic 0.0%

Amerada Hess Corp. 100	5
Ashland, Inc. 100	4
ConocoPhillips 1,027	59
Kerr-McGee Corp. 136	6
Marathon Oil Corp. 500	15
• Nabors Industries Ltd. 200	7
Sunoco, Inc. 100	4

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Transocean, Inc. 474	9
Unocal Corp. 400	13
	122

Oil: International 0.2%

ChevronTexaco Corp. 1,643	122
⑩ Exxon Mobil Corp. 10,168	372
	494

Optical & Photo 0.0%

• Corning, Inc. 1,900	21
Eastman Kodak Co. 500	12
	33

Paper & Forest Products 0.0%

Boise Cascade Corp. 100	3
Georgia-Pacific Corp. 379	10
International Paper Co. 789	31
Kimberly-Clark Corp. 756	40
• Louisiana-Pacific Corp. 100	2
MeadWestvaco Corp. 394	10
Temple-Inland, Inc. 100	5
Weyerhaeuser Co. 350	21
	122

Producer Goods & Manufacturing 0.3%

• American Standard Cos., Inc. 100	10
Avery Dennison Corp. 200	10
Caterpillar, Inc. 550	40
Cooper Industries Ltd., Class A 100	5
Deere & Co. 400	24
Dover Corp. 300	12
Emerson Electric Co. 600	34
⑤ General Electric Co. 15,350	445
Honeywell International, Inc. 1,275	39
Illinois Tool Works, Inc. 500	37
Ingersoll-Rand Co., Class A 250	15
Johnson Controls, Inc. 150	16
• Millipore Corp. 100	4
Pall Corp. 200	5
Parker Hannifin Corp. 150	8
Snap-On, Inc. 100	3
W.W. Grainger, Inc. 100	5
	712

Portfolio Holdings continued

Security and Number of Shares		Mkt. Value ($ x 1,000)
Railroad & Shipping 0.0%		
Burlington Northern Santa Fe Corp.	600	17
CSX Corp.	300	10
Norfolk Southern Corp.	600	12
Union Pacific Corp.	400	25
		64
Real Property 0.0%		
Apartment Investment & Management Co., Class A	100	4
Equity Office Properties Trust	600	17
Equity Residential	400	12
Plum Creek Timber Co., Inc.	300	8
ProLogis	300	9
Simon Property Group, Inc.	300	13
		63
Retail 0.4%		
Albertson's, Inc.	652	13
• Autonation, Inc.	500	9
• AutoZone, Inc.	150	14
• Bed, Bath & Beyond, Inc.	400	17
• Best Buy Co., Inc.	450	26
• Big Lots, Inc.	200	3
Circuit City Stores, Inc.	300	3
• Costco Wholesale Corp.	700	25
CVS Corp.	600	21
Dillards, Inc., Class A	200	3
Dollar General Corp.	515	12
Family Dollar Stores, Inc.	300	13
Federated Department Stores, Inc.	300	14
The Gap, Inc.	1,362	26
Home Depot, Inc.	3,600	133
J.C. Penney Co., Inc. Holding Co.	400	10
• Kohl's Corp.	500	28
• Kroger Co.	1,200	21
Limited Brands, Inc.	818	14
Lowe's Cos., Inc.	1,200	71
The May Department Stores Co.	500	14
Nordstrom, Inc.	200	6
• Office Depot, Inc.	600	9
RadioShack Corp.	300	9

Security and Number of Shares		Mkt. Value ($ x 1,000)
• Safeway, Inc.	650	14
Sears, Roebuck & Co.	400	21
• Staples, Inc.	750	20
Target Corp.	1,400	56
Tiffany & Co.	250	12
TJX Cos., Inc.	800	17
• Toys 'R' Us, Inc.	300	4
❼ Wal-Mart Stores, Inc.	6,700	395
Walgreen Co.	1,600	56
Winn-Dixie Stores, Inc.	300	2
		1,111
Steel 0.0%		
Allegheny Technologies, Inc.	146	1
Nucor Corp.	100	6
United States Steel Corp.	100	2
Worthington Industries, Inc.	100	1
		10
Telephone 0.2%		
Alltel Corp.	500	24
AT&T Corp.	1,181	22
• AT&T Wireless Services, Inc.	4,265	31
• Avaya, Inc.	418	5
BellSouth Corp.	2,900	76
CenturyTel, Inc.	250	9
• Citizens Communications Co.	410	5
• Nextel Communications, Inc., Class A	1,500	36
• Qwest Communications International, Inc.	2,524	9
SBC Communications, Inc.	5,175	124
Sprint Corp. (FON Group)	1,300	21
• Sprint Corp. (PCS Group)	1,400	6
Verizon Communications, Inc.	4,188	141
		509
Tobacco 0.1%		
Altria Group, Inc.	3,100	144
R.J. Reynolds Tobacco Holdings, Inc.	100	5
UST, Inc.	300	10
		159

Security and Number of Shares	Mkt. Value ($ x 1,000)
Travel & Recreation 0.0%	
Brunswick Corp. 100	3
Carnival Corp. 1,000	35
Harrah's Entertainment, Inc. 200	9
Hilton Hotels Corp. 600	10
Marriott International, Inc., Class A 400	17
Starwood Hotels & Resorts Worldwide, Inc. 300	10
	84
Trucking & Freight 0.0%	
Paccar, Inc. 200	16
Ryder Systems, Inc. 100	3
	19
Utilities: Electric & Gas 0.1%	
•The AES Corp. 800	7
•Allegheny Energy, Inc. 170	2
Ameren Corp. 200	9
American Electric Power Co., Inc. 580	16
•Calpine Corp. 400	2
Centerpoint Energy, Inc. 474	5
Cinergy Corp. 300	11
•CMS Energy Corp. 200	2
Consolidated Edison, Inc. 300	12
Constellation Energy Group, Inc. 200	7
Dominion Resources, Inc. 515	32
DTE Energy Co. 200	7
Duke Energy Corp. 1,408	26
•Dynegy, Inc., Class A 500	2
•Edison International 500	10
El Paso Corp. 769	6
Entergy Corp. 350	19
Exelon Corp. 512	32
FirstEnergy Corp. 533	18
FPL Group, Inc. 300	19
KeySpan Corp. 200	7
Kinder Morgan, Inc. 176	9
Nicor, Inc. 100	3
NiSource, Inc. 376	8
•PG&E Corp. 600	15
Pinnacle West Capital Corp. 100	4

Security and Number of Shares	Mkt. Value ($ x 1,000)
PPL Corp. 300	12
Progress Energy, Inc. 354	15
Public Service Enterprise Group, Inc. 300	12
Sempra Energy 297	8
The Southern Co. 1,100	33
TECO Energy, Inc. 200	3
TXU Corp. 400	9
Williams Cos., Inc. 700	7
Xcel Energy, Inc. 510	8
	397

Other Investment Companies
90.3% of net assets

		Mkt. Value ($ x 1,000)
▪❹	Schwab International Index Fund®, Select Shares® 2,285,605	29,142
▪❷	Schwab S&P 500 Fund, Select Shares 2,650,069	43,488
▪❸	Schwab Small-Cap Index Fund®, Select Shares 1,621,064	29,584
▪❶	Schwab Total Bond Market Fund™ 15,308,841	158,293
		260,507

Short-Term Investments
4.5% of net assets

		Mkt. Value ($ x 1,000)
▪	Schwab Value Advantage Money Fund®, Investor Shares 12,984,216	12,984

Security Rate, Maturity Date	Face Value ($ x 1,000)	
Brown Brothers Harriman, Grand Cayman Time Deposit 0.50%, 11/01/03	54	54
		13,038

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$288,465
Receivables:	
Fund shares sold	149
Dividends	38
Investments sold	151
Prepaid expenses	+ 13
Total assets	**288,816**

Liabilities

Payables:	
Fund shares redeemed	155
Investment adviser and administrator fees	3
Transfer agent and shareholder service fees	4
Accrued expenses	+ 52
Total liabilities	**214**

Net Assets

Total assets	288,816
Total liabilities	− 214
Net assets	**$288,602**

Net Assets by Source

Capital received from investors	277,228
Net investment income not yet distributed	503
Net realized capital losses	(6,499)
Net unrealized capital gains	17,370

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$288,602		23,031		$12.53

Unless stated, all numbers x 1,000.

The fund paid $271,095 for these securities. Not counting short-term obligations and government securities, the fund paid $43,037 for securities during the report period and received $44,044 from securities it sold or that matured.

Percent of fund shares of other Schwab funds owned as of the end of the report period:

Schwab Equity Index Funds	
S&P 500 Fund	0.6%
Small-Cap Index Fund®	1.8%
International Index Fund®	2.6%
Schwab Bond Funds	
Total Bond Market Fund™	15.1%
Schwab Money Funds	
Value Advantage Money Fund®	Less than 0.1%

Federal Tax Data

Portfolio Cost	$272,787
Net unrealized gains and losses:	
Gains	$20,564
Losses	+ (4,886)
	$15,678
Undistributed earnings:	
Ordinary income	$503
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$892
2011	+ 3,915
	$4,807

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$8,023
Interest	+	3
Total investment income		**8,026**

Net Realized Gains and Losses

Net realized losses on investments sold		(3,087)
Net realized gains received from underlying funds	+	425
Net realized losses		**(2,662)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**29,372**

Expenses

Investment adviser and administrator fees		1,200
Transfer agent and shareholder service fees		682
Trustees' fees		7
Custodian fees		31
Portfolio accounting fees		40
Professional fees		34
Registration fees		20
Shareholder reports		25
Other expenses	+	7
Total expenses		2,046
Expense reduction	−	682
Net expenses		**1,364**

Increase in Net Assets from Operations

Total investment income		8,026
Net expenses	−	1,364
Net investment income		**6,662**
Net realized losses		(2,662)
Net unrealized gains	+	29,372
Increase in net assets from operations		**$33,372**

Calculated as a percentage of average daily net assets: 0.44% of the first $500 million and 0.39% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 0.50% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $26,710.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

		11/1/02–10/31/03	11/1/01–10/31/02
Net investment income		$6,662	$7,614
Net realized losses		(2,662)	(1,948)
Net unrealized gains or losses	+	29,372	(15,307)
Increase or decrease in net assets from operations		**33,372**	**(9,641)**

Distributions Paid

		11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income		6,687	7,675
Distributions from net realized gains	+	–	1,042
Total distributions paid		**$6,687**	**$8,717**

Transactions in Fund Shares

		11/1/02–10/31/03		11/1/01–10/31/02	
		SHARES	VALUE	SHARES	VALUE
Shares sold		4,632	$54,499	10,860	$128,363
Shares reinvested		548	6,370	710	8,460
Shares redeemed	+	(5,315)	(62,339)	(5,685)	(66,334)
Net transactions in fund shares		**(135)**	**($1,470)**	**5,885**	**$70,489**

Shares Outstanding and Net Assets

		11/1/02–10/31/03		11/1/01–10/31/02	
		SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period		23,166	$263,387	17,281	$211,256
Total increase or decrease	+	(135)	25,215	5,885	52,131
End of period		**23,031**	**$288,602**	**23,166**	**$263,387**

Unless stated, all numbers are x 1,000.

Unaudited

For corporations, 5% of the fund's dividends for the current report period qualify for the dividends-received deduction.

The fund also designates $193 of the distribution paid from net investment income during the current fiscal year as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2004 of the amounts for use in preparing their 2003 income tax returns.

The tax-basis components of distributions paid are:

Current period:	
Ordinary Income	$6,687
Long-term capital gains	$–
Prior period:	
Ordinary Income	$7,675
Long-term capital gains	$1,042

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $503 and $528 at the end of the current period and prior period, respectively.

 See financial notes.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year, except for the Conservative Portfolio, which makes income distributions quarterly.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the

"initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab U.S. MarketMasters Fund™
Schwab Balanced MarketMasters Fund™
Schwab Small-Cap MarketMasters Fund™
Schwab International MarketMasters Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Communications Focus Fund™
Financial Services Focus Fund™
Health Care Focus Fund™
Technology Focus Fund™
Institutional Select S&P 500 Fund™
Institutional Select Large-Cap Value Index Fund™
Institutional Select Small-Cap Value Index Fund™

55

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

Pursuant to an exemptive order issued by the SEC, the funds may invest in other related funds. The percentages of fund shares of other related funds owned are shown in each fund's Statement of Assets and Liabilities.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount Outstanding at 10/31/03 ($ x 1,000)	Average Borrowing* ($ x 1,000)	Weighted average Interest Rate* (%)
MarketTrack Growth Portfolio™	—	206	1.65
MarketTrack Balanced Portfolio™	39	341	1.71
MarketTrack Conservative Portfolio™	—	98	1.56

*Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on washsales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

- **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Underlying funds:** Valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

57

**The accounting policies described above conform
with accounting principles generally accepted in the
United States of America.** Notwithstanding this,
shareholders should understand that in order to follow
these principles, fund management has to make
estimates and assumptions that affect the information
reported in the financial statements. It's possible
that once the results are known, they may turn out to
be different from these estimates.

Report of independent auditors

To the Board of Trustees and Shareholders of:
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab MarketTrack All Equity Portfolio, Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio and Schwab MarketTrack Conservative Portfolio (four of the portfolios constituting Schwab Capital Trust)(hereafter collectively referred to as the "funds") at October 31, 2003, and the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 12, 2003

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 10/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	**Trust Position(s); Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab MarketTrack Portfolios®

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Schwab MarketTrack Portfolios®

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Networks (telecommunications); Public Governor, Member, executive executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
  Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
REG13813-06

Institutional Select® Funds

Annual Report
October 31, 2003

Institutional Select®
S&P 500 Fund

Institutional Select®
Large-Cap Value Index Fund

Institutional Select®
Small-Cap Value Index Fund

charles **SCHWAB**

*Three funds designed to capture the performance
of specific segments of the U.S. stock market.*

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500®, 500®, S&P 500/Barra Value Index
and S&P Small Cap 600/Barra Value Index are trademarks of The McGraw-Hill Companies,
Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold
or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding
the advisability of investing in the fund.

From the Chairman



Charles R. Schwab, Chairman

In the past few months, the mutual fund industry has been rocked by the discovery of improper practices and arrangements. Investors large and small have seen their confidence shaken, and understandably so.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. Many firms, including our own, have begun thorough investigations of their broker processes and procedures. We are continuing to scrutinize such transactions and arrangements, and are working closely with regulatory authorities. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds®.

I fully believe that even a small number of irregularities is unacceptable. We have spent nearly 30 years building an ethical firm, and our business is founded on a commitment to doing what's right for investors. That commitment leaves no room for any failures to follow company policies or industry regulations.

Given the importance of mutual funds to American investors, I can understand why investors find the recent news to be disturbing. At the same time, I would caution investors not to overreact. Before taking any action, investors should consider implications to their portfolio, tax situation and long-term financial goals.

Ultimately, mutual funds still offer all the features that have made them so popular—diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, mutual funds continue to be one of the most cost-effective investment vehicles available. To date, millions of Americans have relied on mutual funds as an important way to invest for retirement, their children's education, and other financial goals. We see no reason why mutual funds cannot continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R. Schwab

Management's Discussion

for the year ended October 31, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear SchwabFunds® Shareholders:

By now, many of you have read the significant media coverage regarding the mutual fund industry. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. CSIM, which is a separate Charles Schwab subsidiary, has been conducting its own review of the SchwabFunds policies and procedures regarding market timing and late trading. We have examined over two years of activity by CSIM personnel and have not found the types of improper market timing or late trading arrangements that you have been reading about. Our research is still ongoing, so some of these facts may change. Here are our key findings to date:

- **The Integrity of our Staff:** We have not found any indication that any CSIM employees, including portfolio managers and senior managers, have engaged in improper or inappropriate trading for their own account.

- **Market Timing & Late Trading:** We have not found any special arrangements with any shareholders to permit market timing or trading of SchwabFunds after market close.

- **Hedge Funds:** We have not found any special arrangements with hedge funds or other private investment vehicles that would permit them to trade in a way that was inconsistent with a fund's policies and procedures.

As part of the recent mutual fund investigations, requests for information were sent by the SEC to about 90 of the largest mutual fund companies. As the nation's 11th largest fund family with over $140 billion under management, SchwabFunds also received a request from the SEC. We take these requests very seriously and are working closely with the regulators on this matter.

Charles Schwab founded his firm 30 years ago with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day and nothing means more to our business than the trust of our shareholders.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I want to thank you for investing with us, and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the funds. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Large-Cap and Small-Cap funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Economy and the Market

The economy continued to gather strength during the report period, but improvement remained sluggish and uneven. Although numerous factors had been indicating that the U.S. economy was in recovery when the report period began, many remained concerned about the slow pace of improvement, in particular the absence of job growth. However, the government reported an 8.2% increase in GDP for the third quarter of 2003, job growth for October 2003 was the largest since January 2003, and merger activity picked up—indications that the economy may have gained real strength during the report period.

Government policies were strongly aimed at stimulating the economy. The Federal Reserve (the Fed) cut short-term interest rates twice during the period—0.50% in November 2002 and 0.25% in June 2003—bringing the Fed funds target rate to a 45-year low of 1.00%. On the fiscal side, stimulus measures included tax cuts.

Consumer spending held up strongly throughout the economic downturn, bolstered in part by unprecedented activity in mortgage refinancing (as individuals took advantage of the opportunity to refinance at historically low rates). During the period, we also saw business capital spending show signs of life after declining for the past few years.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 20.80% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 43.37% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 27.03% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- ☐ 4.91% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you can't invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.

Even the worst-performing sector in each fund posted a positive return, with formerly hard-hit sectors such as information technology leading the rebound.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose 46%, while the S&P 500® Index rose nearly 21%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Many market observers have asked why lower quality securities outperformed higher quality and whether it could continue. There are many possible answers, but we believe the more important point is that in the long run, quality has been shown to be a superior indicator of performance.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.

Performance at a Glance

Total return for the 12 months ended 10/31/03

Institutional Select® S&P 500 Fund **20.65%**

Benchmark. **20.80%**

Performance Details . . . . *page 7*

Institutional Select® Large-Cap Value Index Fund **24.40%**

Benchmark. **24.82%**

Performance Details . . . . *page 9*

Institutional Select® Small-Cap Value Index Fund. **33.52%**

Benchmark. **34.25%**

Performance Details . . . . *page 11*

The Funds

All of the funds in this report posted double-digit total returns for the report period. October 2003, the last month of the period, was an especially strong month for the broad U.S. stock market and marked the seventh positive month of the last eight.

Signs of strength abounded, especially toward the end of the period. The S&P 500 Index closed above 1050 for the first time since May of 2002. Third-quarter earnings were 5% above consensus estimates for the 79% of the companies in the index that had reported their third-quarter earnings by the time this report was written.

Telecom services, the weakest sector in the S&P 500, was up 3%. Information technology, which had been especially hard-hit in recent years, led all sectors in the S&P 500 during the period with a notable 41% total return.

The **Institutional Select S&P 500 Fund** ended the report period up more than 20%. The fund met its goal of closely tracking its benchmark index. The fund was able to operate tax-efficiently, making no capital gains distribution for 2002.

Both the **Institutional Select Large-Cap Value Index Fund** and **Institutional Select Small-Cap Value Index Fund** benefited from the fact that the S&P 500/Barra Value Index and the S&P SmallCap 600/Barra Value Index outperformed the S&P 500 and S&P 600 indices, respectively. The difference was especially pronounced among large-caps (the growth portion of the S&P 500 was up 17% and the value portion up 25%). The small-cap fund also benefited from the fact that small-caps outperformed mid-

Past performance does not indicate future results.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. For more current performance information visit www.schwab.com or call 1-800-435-4000.

Small company stocks are subject to greater volatility than other asset categories.

Factors that have been linked to superior long-term stock performance were not the factors that investors appeared to value most during the period.

and large-caps during the period. Even the worst-performing small-cap sector, communications, had a double-digit return (about 14%), while technology rose a remarkable 70%. Historically, October has been a bad month for small-cap stocks. However, October 2003 saw small-caps gain 8% (as measured by the Schwab Small-Cap Index). Investors should note that the gains in small-caps were accompanied by high volatility: small-cap stock prices moved more than 1% a day on over 80% of the trading days during the period.

Institutional Select® S&P 500 Fund

Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		3 Years		Since Inception	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	19.85%	17.07%	-8.91%	-9.59%	-3.22%	n/a
Post-Liquidation (shares were sold)	13.27%	10.62%	-6.84%	-7.09%	-2.41%	n/a

---

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

■ $8,732 **Fund**
■ $8,789 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Institutional Select® S&P 500 Fund

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth
Large		■	
Medium			
Small			

Market Cap

Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$86,757
Price/Earnings Ratio (P/E)	22.3
Price/Book Ratio (P/B)	3.2
Portfolio Turnover Rate	4%

Top Holdings[2]

Security	% of Net Assets
❶ **General Electric Co.**	3.0%
❷ **Microsoft Corp.**	2.9%
❸ **Wal-Mart Stores, Inc.**	2.6%
❹ **Pfizer, Inc.**	2.5%
❺ **Citigroup, Inc.**	2.5%
❻ **Exxon Mobil Corp.**	2.5%
❼ **Intel Corp.**	2.2%
❽ **American International Group, Inc.**	1.6%
❾ **International Business Machines Corp.**	1.6%
❿ **Johnson & Johnson**	1.5%
Total	**22.9%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 31.8% **Consumer Non-Durables**
- 21.2% **Finance**
- 20.4% **Technology**
- 6.6% **Materials & Services**
- 6.1% **Utilities**
- 5.5% **Energy**
- 5.2% **Capital Goods**
- 1.7% **Transportation**
- 1.5% **Consumer Durables**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Institutional Select® Large-Cap Value Index Fund

Performance as of 10/31/03

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ **Fund**
■ Benchmark: **S&P 500/Barra Value Index**
■ Fund Category: **Morningstar Large-Cap Value**



Total Returns After Tax	1 Year ■	1 Year ■	3 Years ■	3 Years ■	Since Inception ■	Since Inception ■
Pre-Liquidation (still own shares)	23.20%	18.61%	-6.41%	-3.58%	-1.07%	n/a
Post-Liquidation (shares were sold)	15.63%	11.76%	-4.58%	-2.33%	-0.46%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

■ $9,996 **Fund**
■ $10,075 **S&P 500/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume

investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Institutional Select® Large-Cap Value Index Fund

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large	■			Market Cap
Medium				
Small				

Statistics

Number of Holdings	344
Weighted Average Market Cap ($ x 1,000,000)	$58,250
Price/Earnings Ratio (P/E)	19.1
Price/Book Ratio (P/B)	2.2
Portfolio Turnover Rate	24%

Top Holdings[2]

Security	% of Net Assets
❶ Citigroup, Inc.	5.6%
❷ Exxon Mobil Corp.	5.6%
❸ American International Group, Inc.	3.6%
❹ Bank of America Corp.	2.6%
❺ Wells Fargo & Co.	2.2%
❻ Verizon Communications, Inc.	2.1%
❼ SBC Communications, Inc.	1.8%
❽ ChevronTexaco Corp.	1.8%
❾ Comcast Corp., Class A	1.8%
❿ J.P. Morgan Chase & Co.	1.7%
Total	**28.8%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 36.6% **Finance**
- 15.9% **Consumer Non-Durables**
- 11.3% **Technology**
- 11.1% **Utilities**
- 10.2% **Energy**
- 7.4% **Materials & Services**
- 2.5% **Capital Goods**
- 1.9% **Consumer Durables**
- 1.7% **Transportation**
- 1.4% **Other**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Institutional Select® Small-Cap Value Index Fund

Performance as of 10/31/03

This bar chart compares pre-tax performance of the fund with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ **Fund**
- ■ Benchmark: **S&P SmallCap 600/Barra Value Index**
- ■ Fund Category: **Morningstar Small-Cap Value**



	1 Year		3 Years		Since Inception	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	32.97%	35.02%	8.14%	12.13%	8.36%	n/a
Post-Liquidation (shares were sold)	21.67%	22.15%	7.32%	10.41%	7.43%	n/a

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund compared with a similar investment in its benchmark.

- ■ $15,876 **Fund**
- ■ $15,947 **S&P SmallCap 600/Barra Value Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/03 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Institutional Select® Small-Cap Value Index Fund

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large				Market Cap
Medium				
Small	▓			

Statistics

Number of Holdings	376
Weighted Average Market Cap ($ x 1,000,000)	$792
Price/Earnings Ratio (P/E)	26.0
Price/Book Ratio (P/B)	1.6
Portfolio Turnover Rate	36%

Top Holdings[2]

Security	% of Net Assets
❶ **Newfield Exploration Co.**	1.1%
❷ **Raymond James Financial, Inc.**	1.0%
❸ **MDC Holdings, Inc.**	1.0%
❹ **Jefferies Group, Inc.**	0.8%
❺ **AnnTaylor Stores Corp.**	0.8%
❻ **Standard-Pacific Corp.**	0.8%
❼ **Whitney Holding Corp.**	0.8%
❽ **Briggs & Stratton Corp.**	0.7%
❾ **Cerner Corp.**	0.7%
❿ **The Timken Co.**	0.7%
Total	**8.4%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

■ 19.6%	**Materials & Services**
■ 19.4%	**Consumer Non-Durables**
■ 16.7%	**Finance**
■ 15.6%	**Technology**
■ 9.7%	**Capital Goods**
■ 5.6%	**Utilities**
■ 5.3%	**Energy**
■ 5.1%	**Consumer Durables**
■ 2.9%	**Transportation**
0.1%	**Other**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Institutional Select® S&P 500 Fund

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	2/1/99[1]– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	7.00	8.36	11.26	10.74	10.00
Income or loss from investment operations:					
Net investment income	0.12	0.12	0.12	0.11	0.07
Net realized and unrealized gains or losses	1.30	(1.37)	(2.91)	0.52	0.67
Total income or loss from investment operations	1.42	(1.25)	(2.79)	0.63	0.74
Less distributions:					
Dividends from net investment income	(0.12)	(0.11)	(0.11)	(0.09)	–
Distributions from net realized gains	–	–	–	(0.02)	–
Total distributions	(0.12)	(0.11)	(0.11)	(0.11)	–
Net asset value at end of period	8.30	7.00	8.36	11.26	10.74
Total return (%)	20.65	(15.18)	(24.95)	5.86	7.40[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.15	0.15	0.15	0.15[3]	0.13[4]
Gross operating expenses	0.36	0.37	0.37	0.38	0.55[4]
Net investment income	1.65	1.38	1.14	1.06	1.37[4]
Portfolio turnover rate	4	12	13	6	1[2]
Net assets, end of period ($ x 1,000,000)	272	203	261	382	238

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 0.16% if certain non-routine expenses (proxy fees) had been included.

[4] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

❚ Issuer is related to the fund's adviser

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.9% **Common Stock**	298,729	271,155
0.0% **U.S. Treasury Obligation**	80	80
99.9% **Total Investments**	298,809	271,235
0.1% **Other Assets and Liabilities, Net**		274
100.0% **Total Net Assets**		271,509

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 99.9% of net assets

Aerospace / Defense 1.6%

The Boeing Co. 23,400	901
Crane Co. 1,500	42
General Dynamics Corp. 5,600	469
Goodrich Corp. 3,200	88
Lockheed Martin Corp. 12,500	580
Northrop Grumman Corp. 5,214	466
Raytheon Co. 11,400	302
Rockwell Automation, Inc. 5,100	158
Rockwell Collins, Inc. 4,700	129
Textron, Inc. 3,700	184
United Technologies Corp. 13,000	1,101
	4,420

Air Transportation 1.3%

Delta Air Lines, Inc. 3,200	41
FedEx Corp. 8,300	629
Sabre Holdings Corp. 3,918	86

Security and Number of Shares	Mkt. Value ($ x 1,000)
Southwest Airlines Co. 21,750	422
United Parcel Service, Inc., Class B 31,424	2,278
	3,456

Alcoholic Beverages 0.5%

Adolph Coors Co., Class B 1,000	56
Anheuser-Busch Cos., Inc. 23,300	1,148
Brown-Forman Corp., Class B 1,604	135
	1,339

Apparel 0.3%

Jones Apparel Group, Inc. 3,600	124
Liz Claiborne, Inc. 3,100	114
Nike, Inc., Class B 7,500	479
Reebok International Ltd. 1,500	59
VF Corp. 3,200	136
	912

Automotive Products / Motor Vehicles 1.1%

Cooper Tire & Rubber Co. 1,800	35
Cummins, Inc. 1,200	57
Dana Corp. 3,800	62
Danaher Corp. 4,200	348
Delphi Corp. 15,349	137
Eaton Corp. 2,100	210
Ford Motor Co. 50,911	617
General Motors Corp. 15,475	660
Genuine Parts Co. 4,800	153
• Goodyear Tire & Rubber Co. 4,700	32
Harley-Davidson, Inc. 8,600	408
• Navistar International Corp. 2,100	85
Visteon Corp. 3,669	24
	2,828

Banks 7.7%

AmSouth Bancorp. 9,600	227
Bank of America Corp. 41,600	3,150
The Bank of New York Co., Inc. 21,400	668
Bank One Corp. 31,800	1,350
BB&T Corp. 15,000	580
Comerica, Inc. 5,100	263
Fifth Third Bancorp 16,069	931
First Tennessee National Corp. 3,600	163

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
FleetBoston Financial Corp. 29,433	1,189
Huntington Bancshares, Inc. 6,283	136
J.P. Morgan Chase & Co. 56,940	2,044
KeyCorp, Inc. 11,500	325
Marshall & Ilsley Corp. 6,228	223
Mellon Financial Corp. 12,000	358
National City Corp. 16,900	552
North Fork Bancorp., Inc. 4,500	175
Northern Trust Corp. 6,000	279
PNC Financial Services Group, Inc. 8,100	434
Regions Financial Corp. 6,000	221
SouthTrust Corp. 9,300	296
State Street Corp. 9,500	497
SunTrust Banks, Inc. 8,000	537
Synovus Financial Corp. 8,300	229
U.S. Bancorp 53,707	1,462
Union Planters Corp. 5,650	188
Wachovia Corp. 37,400	1,716
Wells Fargo & Co. 47,113	2,653
Zions Bancorp. 2,400	147
	20,993

Business Machines & Software 9.6%

Security and Number of Shares	Mkt. Value ($ x 1,000)
Adobe Systems, Inc. 6,700	294
• Apple Computer, Inc. 10,100	231
Autodesk, Inc. 3,000	58
• BMC Software, Inc. 6,200	108
• Cisco Systems, Inc. 195,900	4,110
• Compuware Corp. 10,500	59
• Comverse Technology, Inc. 4,900	88
• Dell, Inc. 71,700	2,590
• EMC Corp. 61,124	846
• Gateway, Inc. 8,700	44
Hewlett-Packard Co. 85,001	1,896
❾ International Business Machines Corp. 48,200	4,313
• Lexmark International, Inc., Class A 3,600	265
▲❷ Microsoft Corp. 302,100	7,900
• NCR Corp. 2,600	93
• Network Appliance, Inc. 9,500	235
• Novell, Inc. 10,100	59
• Oracle Corp. 146,200	1,749
Pitney Bowes, Inc. 6,400	263

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Siebel Systems, Inc. 13,800	174
• Sun Microsystems, Inc. 90,000	356
• Unisys Corp. 9,000	138
• Xerox Corp. 22,000	231
	26,100

Business Services 3.9%

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Allied Waste Industries, Inc. 5,800	65
• Apollo Group, Inc., Class A 4,800	305
Automatic Data Processing, Inc. 16,600	627
• Cendant Corp. 28,070	574
Cintas Corp. 4,620	197
• Citrix Systems, Inc. 4,300	109
Computer Associates International, Inc. 15,900	374
• Computer Sciences Corp. 5,100	202
• Concord EFS, Inc. 13,700	146
• Convergys Corp. 4,525	73
Deluxe Corp. 1,700	69
• eBay, Inc. 18,182	1,017
Electronic Data Systems Corp. 13,200	283
Equifax, Inc. 3,900	95
First Data Corp. 20,700	739
• Fiserv, Inc. 5,350	189
H&R Block, Inc. 5,000	235
IMS Health, Inc. 6,500	153
• Interpublic Group of Cos., Inc. 10,700	159
• Intuit, Inc. 5,883	294
• Mercury Interactive Corp. 2,500	116
• Monster Worldwide, Inc. 2,961	75
Omnicom Group, Inc. 5,500	439
• Parametric Technology Corp. 7,100	22
Paychex, Inc. 10,325	402
• PeopleSoft, Inc. 10,500	218
• Robert Half International, Inc. 4,600	109
• Sungard Data Systems, Inc. 8,013	225
• Symantec Corp. 4,200	280
Tyco International Ltd. 55,876	1,167
• Veritas Software Corp. 11,900	430
Waste Management, Inc. 16,400	425
• Yahoo!, Inc. 18,100	791
	10,604

Security and Number of Shares		Mkt. Value ($ x 1,000)
Chemicals 1.4%		
Air Products & Chemicals, Inc.	6,300	286
Dow Chemical Co.	25,760	971
E.I. du Pont de Nemours & Co.	27,982	1,131
Eastman Chemical Co.	2,200	72
Ecolab, Inc.	7,200	194
Great Lakes Chemical Corp.	1,400	30
•Hercules, Inc.	2,900	30
Monsanto Co.	7,117	178
PPG Industries, Inc.	4,600	265
Praxair, Inc.	4,500	313
Rohm & Haas Co.	6,363	250
Sigma-Aldrich Corp.	2,200	115
		3,835
Construction 0.5%		
Centex Corp.	2,000	195
Fluor Corp.	2,100	78
KB Home	1,500	103
Masco Corp.	13,200	363
Pulte Homes, Inc.	1,600	138
The Sherwin-Williams Co.	4,000	134
The Stanley Works	2,200	73
Vulcan Materials Co.	3,000	133
		1,217
Consumer Durables 0.2%		
Black & Decker Corp.	2,100	100
Leggett & Platt, Inc.	5,200	109
Maytag Corp.	2,000	51
Newell Rubbermaid, Inc.	7,667	175
Whirlpool Corp.	1,800	127
		562
Containers 0.1%		
Ball Corp.	1,600	90
Bemis Co.	1,400	65
•Pactiv Corp.	4,100	90
•Sealed Air Corp.	2,400	128
		373

Security and Number of Shares		Mkt. Value ($ x 1,000)
Electronics 6.1%		
•ADC Telecommunications, Inc.	22,100	56
•Advanced Micro Devices, Inc.	9,600	146
•Agilent Technologies, Inc.	12,884	321
•Altera Corp.	10,320	209
American Power Conversion Corp.	5,150	104
•Analog Devices, Inc.	10,200	452
•Andrew Corp.	4,200	55
•Applied Materials, Inc.	46,400	1,084
•Applied Micro Circuits Corp.	8,221	48
•Broadcom Corp., Class A	8,300	265
•CIENA Corp.	13,100	84
❼ Intel Corp.	182,000	6,015
ITT Industries, Inc.	2,800	190
•Jabil Circuit, Inc.	5,414	151
•JDS Uniphase Corp.	39,628	141
•KLA-Tencor Corp.	5,300	304
Linear Technology Corp.	8,600	366
•LSI Logic Corp.	10,300	95
•Lucent Technologies, Inc.	116,145	372
Maxim Integrated Products, Inc.	8,900	442
•Micron Technology, Inc.	16,700	239
Molex, Inc.	5,300	166
Motorola, Inc.	64,726	876
•National Semiconductor Corp.	5,100	207
•Novellus Systems, Inc.	4,050	167
•Nvidia Corp.	4,100	73
PerkinElmer, Inc.	3,300	59
•PMC - Sierra, Inc.	4,600	84
•Power-One, Inc.	2,300	21
•QLogic Corp.	2,513	141
Qualcomm, Inc.	22,000	1,045
•Sanmina-SCI Corp.	14,200	150
Scientific-Atlanta, Inc.	4,300	127
•Solectron Corp.	22,900	127
Symbol Technologies, Inc.	6,136	77
Tektronix, Inc.	2,100	54
•Tellabs, Inc.	11,400	86
•Teradyne, Inc.	4,900	112
Texas Instruments, Inc.	48,300	1,397
•Thermo Electron Corp.	4,400	97

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Thomas & Betts Corp. 1,500	27
• Waters Corp. 3,600	113
• Xilinx, Inc. 9,500	301
	16,646

Energy: Raw Materials 1.3%

Anadarko Petroleum Corp. 7,121	311
Apache Corp. 4,432	309
Baker Hughes, Inc. 9,500	269
• BJ Services Co. 4,400	144
Burlington Resources, Inc. 5,800	282
Devon Energy Corp. 6,400	310
EOG Resources, Inc. 3,322	140
Halliburton Co. 12,200	291
• Noble Corp. 3,500	120
Occidental Petroleum Corp. 10,600	374
• Rowan Cos., Inc. 2,500	60
Schlumberger Ltd. 16,500	775
	3,385

Food & Agriculture 3.6%

Archer-Daniels-Midland Co. 17,648	253
Campbell Soup Co. 11,500	298
The Coca-Cola Co. 68,500	3,178
Coca-Cola Enterprises, Inc. 12,500	252
ConAgra Foods, Inc. 14,900	355
General Mills, Inc. 10,500	471
H.J. Heinz Co. 9,600	339
Hershey Foods Corp. 3,600	278
Kellogg Co. 11,500	381
McCormick & Co., Inc. 3,999	119
The Pepsi Bottling Group, Inc. 7,580	169
PepsiCo, Inc. 48,080	2,299
Sara Lee Corp. 21,500	429
Supervalu, Inc. 3,500	88
Sysco Corp. 18,000	606
Wm. Wrigley Jr. Co. 6,200	350
	9,865

Gold 0.2%

Newmont Mining Corp. 11,200	**490**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Healthcare / Drugs & Medicine 12.9%	
Abbott Laboratories 43,600	1,858
Allergan, Inc. 3,600	272
AmerisourceBergen Corp. 3,100	176
• Amgen, Inc. 36,000	2,223
• Anthem, Inc. 4,028	276
Applied Biosystems Group — Applera Corp. 5,600	129
Bausch & Lomb, Inc. 1,700	82
Baxter International, Inc. 16,900	449
Becton Dickinson & Co. 7,000	256
• Biogen, Inc. 4,200	170
Biomet, Inc. 7,000	251
• Boston Scientific Corp. 11,500	779
Bristol-Myers Squibb Co. 54,100	1,372
C.R. Bard, Inc. 1,600	128
Cardinal Health, Inc. 12,700	754
• Chiron Corp. 5,400	295
Eli Lilly & Co. 31,400	2,092
• Express Scripts, Inc. 2,200	121
• Forest Laboratories, Inc. 10,200	510
• Genzyme Corp. - General Division 6,100	280
Guidant Corp. 8,500	434
HCA, Inc. 14,200	543
Health Management Associates, Inc., Class A 6,400	142
• Humana, Inc. 4,200	85
❿ Johnson & Johnson 83,068	4,181
• King Pharmaceuticals, Inc. 6,433	86
Manor Care, Inc. 2,600	86
McKesson Corp. 8,100	245
• Medco Health Solutions, Inc. 7,489	249
• Medimmune, Inc. 7,200	192
Medtronic, Inc. 34,000	1,549
Merck & Co., Inc. 62,500	2,766
▲❹ Pfizer, Inc. 217,597	6,876
• Quest Diagnostics 3,137	212
Schering-Plough Corp. 41,000	626
• St. Jude Medical, Inc. 4,900	285
Stryker Corp. 5,620	456
• Tenet Healthcare Corp. 12,700	175
UnitedHealth Group, Inc. 16,600	845

See financial notes.   17

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Watson Pharmaceuticals, Inc. 3,100	122
• WellPoint Health Networks, Inc. 4,000	356
Wyeth 37,300	1,646
• Zimmer Holdings, Inc. 6,300	402
	35,032

Household Products 2.3%

Alberto-Culver Co., Class B 1,900	121
Avon Products, Inc. 6,800	462
Clorox Co. 6,000	272
Colgate-Palmolive Co. 14,900	793
The Gillette Co. 28,500	909
International Flavors & Fragrances, Inc. 2,700	89
Procter & Gamble Co. 36,200	3,558
	6,204

Insurance 4.9%

ACE Ltd. 7,900	284
Aetna, Inc. 4,500	258
AFLAC, Inc. 14,300	522
The Allstate Corp. 19,700	778
AMBAC Financial Group, Inc. 3,133	222
❽ American International Group, Inc. 72,800	4,428
AON Corp. 8,400	184
Chubb Corp. 5,100	341
CIGNA Corp. 4,000	228
Cincinnati Financial Corp. 4,500	184
Hartford Financial Services Group, Inc. 8,100	445
Jefferson-Pilot Corp. 3,900	186
John Hancock Financial Services, Inc. 8,181	289
Lincoln National Corp. 5,100	204
Loews Corp. 5,200	224
Marsh & McLennan Cos., Inc. 14,900	637
MBIA, Inc. 4,000	238
Metlife, Inc. 21,257	667
MGIC Investment Corp. 2,900	149
Principal Financial Group, Inc. 8,884	279
The Progressive Corp. 6,100	450
Prudential Financial, Inc. 15,300	591

Security and Number of Shares	Mkt. Value ($ x 1,000)
Safeco Corp. 4,000	147
St. Paul Cos., Inc. 6,500	248
Torchmark Corp. 3,300	145
Travelers Property Casualty Corp., Class B 27,900	457
UnumProvident Corp. 8,260	135
XL Capital Ltd., Class A 4,000	278
	13,198

Media 3.8%

Clear Channel Communications, Inc. 17,295	706
• Comcast Corp., Class A 62,738	2,128
Dow Jones & Co., Inc. 2,500	130
Gannett Co., Inc. 7,600	639
Knight-Ridder, Inc. 2,400	176
The McGraw-Hill Cos., Inc. 5,300	355
Meredith Corp. 1,600	78
New York Times Co., Class A 4,200	200
R.R. Donnelley & Sons Co. 3,000	78
• Time Warner, Inc. 126,000	1,926
Tribune Co. 8,900	437
• Univision Communications, Inc., Class A 8,994	305
Viacom, Inc., Class B 48,945	1,951
The Walt Disney Co. 56,900	1,288
	10,397

Miscellaneous 0.6%

3M Co. 21,800	**1,719**

Miscellaneous Finance 8.2%

American Express Co. 36,000	1,689
The Bear Stearns Cos., Inc. 2,846	217
Capital One Financial Corp. 6,400	389
▪ The Charles Schwab Corp. 37,838	513
Charter One Financial, Inc. 6,379	204
▲❺ Citigroup, Inc. 143,900	6,821
Countrywide Financial Corp. 3,700	389
Fannie Mae 27,300	1,957
Federated Investors, Inc., Class B 2,800	77
Franklin Resources, Inc. 7,000	332

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Freddie Mac 19,400	1,089
Golden West Financial Corp. 4,300	432
Goldman Sachs Group, Inc. 13,254	1,245
Janus Capital Group, Inc. 6,400	90
Lehman Brothers Holdings, Inc. 6,900	497
MBNA Corp. 35,550	880
Merrill Lynch & Co., Inc. 26,200	1,551
Moody's Corp. 4,200	243
Morgan Stanley 30,300	1,663
• Providian Financial Corp. 7,900	88
SLM Corp. 12,600	493
T. Rowe Price Group, Inc. 3,600	148
Washington Mutual, Inc. 26,000	1,138
	22,145

Non-Durables & Entertainment 1.1%

• American Greetings Corp., Class A 1,700	36
Darden Restaurants, Inc. 4,500	94
• Electronic Arts, Inc. 4,025	399
Fortune Brands, Inc. 4,200	274
Hasbro, Inc. 4,600	100
International Game Technology 9,600	315
Mattel, Inc. 12,200	236
McDonald's Corp. 35,400	885
• Starbucks Corp. 10,840	343
Tupperware Corp. 1,600	24
Wendy's International, Inc. 3,000	111
• Yum! Brands, Inc. 8,000	273
	3,090

Non-Ferrous Metals 0.4%

Alcoa, Inc. 23,504	742
Engelhard Corp. 3,600	103
Freeport-McMoran Copper & Gold, Inc., Class B 4,700	182
• Phelps Dodge Corp. 2,560	158
	1,185

Oil: Domestic 0.9%

Amerada Hess Corp. 2,400	124
Ashland, Inc. 1,900	71
ConocoPhillips 19,049	1,089

Security and Number of Shares	Mkt. Value ($ x 1,000)
Kerr-McGee Corp. 2,673	111
Marathon Oil Corp. 8,400	248
• Nabors Industries Ltd. 4,200	159
Sunoco, Inc. 2,200	96
• Transocean, Inc. 8,720	167
Unocal Corp. 7,000	222
	2,287

Oil: International 3.3%

ChevronTexaco Corp. 29,896	2,221
▲❻ Exxon Mobil Corp. 185,520	6,787
	9,008

Optical & Photo 0.2%

• Corning, Inc. 37,000	406
Eastman Kodak Co. 8,000	196
	602

Paper & Forest Products 0.8%

Boise Cascade Corp. 1,400	39
Georgia-Pacific Corp. 6,886	181
International Paper Co. 13,439	529
Kimberly-Clark Corp. 14,300	755
• Louisiana-Pacific Corp. 3,000	57
MeadWestvaco Corp. 5,522	143
Temple-Inland, Inc. 1,400	76
Weyerhaeuser Co. 6,000	361
	2,141

Producer Goods & Manufacturing 4.8%

• American Standard Cos., Inc. 2,000	191
Avery Dennison Corp. 3,100	163
Caterpillar, Inc. 9,500	696
Cooper Industries Ltd., Class A 2,500	132
Deere & Co. 6,600	400
Dover Corp. 5,800	226
Emerson Electric Co. 11,800	670
▲❶ General Electric Co. 279,900	8,120
Honeywell International, Inc. 23,862	730
Illinois Tool Works, Inc. 8,700	640
Ingersoll-Rand Co., Class A 4,700	284
Johnson Controls, Inc. 2,400	258

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Millipore Corp. 1,200	53
Pall Corp. 3,400	80
Parker Hannifin Corp. 3,400	173
Snap-On, Inc. 1,400	41
W.W. Grainger, Inc. 2,400	110
	12,967

Railroad & Shipping 0.4%

Burlington Northern Santa Fe Corp. 10,500	304
CSX Corp. 5,700	181
Norfolk Southern Corp. 10,900	220
Union Pacific Corp. 7,300	457
	1,162

Real Property 0.4%

Apartment Investment & Management Co., Class A 2,700	110
Equity Office Properties Trust 11,100	311
Equity Residential 7,700	225
Plum Creek Timber Co., Inc. 5,000	132
ProLogis 4,900	145
Simon Property Group, Inc. 5,200	234
	1,157

Retail 7.4%

Albertson's, Inc. 10,183	207
• Autonation, Inc. 7,800	146
• AutoZone, Inc. 2,500	240
• Bed, Bath & Beyond, Inc. 8,200	346
• Best Buy Co., Inc. 8,900	519
• Big Lots, Inc. 2,900	44
Circuit City Stores, Inc. 5,500	52
• Costco Wholesale Corp. 12,700	449
CVS Corp. 11,000	387
Dillards, Inc., Class A 2,200	36
Dollar General Corp. 9,050	203
Family Dollar Stores, Inc. 5,000	218
Federated Department Stores, Inc. 5,400	257
The Gap, Inc. 24,700	471
Home Depot, Inc. 64,000	2,372
J.C. Penney Co., Inc. Holding Co. 7,300	173
• Kohl's Corp. 9,700	544
• Kroger Co. 20,900	366

Security and Number of Shares	Mkt. Value ($ x 1,000)
Limited Brands, Inc. 14,400	253
Lowe's Cos., Inc. 21,800	1,285
The May Department Stores Co. 7,800	218
Nordstrom, Inc. 3,900	119
• Office Depot, Inc. 8,600	128
RadioShack Corp. 4,800	144
• Safeway, Inc. 12,300	260
Sears, Roebuck & Co. 7,800	411
• Staples, Inc. 13,600	365
Target Corp. 25,300	1,005
Tiffany & Co. 3,950	187
TJX Cos., Inc. 14,200	298
• Toys 'R' Us, Inc. 5,800	75
▲3 Wal-Mart Stores, Inc. 122,000	7,192
Walgreen Co. 28,400	989
Winn-Dixie Stores, Inc. 3,800	31
	19,990

Steel 0.1%

Allegheny Technologies, Inc. 2,350	18
Nucor Corp. 2,400	132
United States Steel Corp. 2,600	61
Worthington Industries, Inc. 2,100	31
	242

Telephone 3.4%

Alltel Corp. 8,600	407
AT&T Corp. 21,697	403
• AT&T Wireless Services, Inc. 75,446	547
• Avaya, Inc. 11,595	150
BellSouth Corp. 51,700	1,360
CenturyTel, Inc. 3,900	140
• Citizens Communications Co. 7,686	96
• Nextel Communications, Inc., Class A 28,800	697
• Qwest Communications International, Inc. 47,121	166
SBC Communications, Inc. 92,630	2,221
Sprint Corp. (FON Group) 24,900	398
• Sprint Corp. (PCS Group) 28,700	125
Verizon Communications, Inc. 76,828	2,581
	9,291

 See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Tobacco 1.1%	
Altria Group, Inc. 56,600	2,632
R.J. Reynolds Tobacco Holdings, Inc. 2,300	110
UST, Inc. 4,500	153
	2,895
Travel & Recreation 0.6%	
Brunswick Corp. 2,400	71
Carnival Corp. 17,700	618
Harrah's Entertainment, Inc. 3,200	139
Hilton Hotels Corp. 10,200	162
Marriott International, Inc., Class A 6,700	290
Starwood Hotels & Resorts Worldwide, Inc. 5,700	192
	1,472
Trucking & Freight 0.1%	
Paccar, Inc. 3,250	257
Ryder Systems, Inc. 1,700	51
	308
Utilities: Electric & Gas 2.8%	
•The AES Corp. 17,200	150
•Allegheny Energy, Inc. 3,201	34
Ameren Corp. 4,700	210
American Electric Power Co., Inc. 10,980	309
•Calpine Corp. 10,700	49
Centerpoint Energy, Inc. 8,400	82
Cinergy Corp. 4,800	174
•CMS Energy Corp. 3,700	30
Consolidated Edison, Inc. 6,200	251
Constellation Energy Group, Inc. 4,800	175
Dominion Resources, Inc. 9,191	566
DTE Energy Co. 4,800	177
Duke Energy Corp. 24,900	452
•Dynegy, Inc., Class A 10,100	40
•Edison International 8,800	173
El Paso Corp. 16,426	121
Entergy Corp. 6,400	345

Security and Number of Shares	Mkt. Value ($ x 1,000)
Exelon Corp. 9,150	581
FirstEnergy Corp. 9,088	312
FPL Group, Inc. 5,100	325
KeySpan Corp. 4,300	150
Kinder Morgan, Inc. 3,505	188
Nicor, Inc. 1,400	48
NiSource, Inc. 7,127	148
Peoples Energy Corp. 1,200	49
•PG&E Corp. 11,400	279
Pinnacle West Capital Corp. 2,400	88
PPL Corp. 5,000	200
Progress Energy, Inc. 6,726	290
Public Service Enterprise Group, Inc. 6,400	262
Sempra Energy 6,285	175
The Southern Co. 20,400	608
TECO Energy, Inc. 5,200	68
TXU Corp. 8,900	203
Williams Cos., Inc. 14,200	145
Xcel Energy, Inc. 11,060	181
	7,638

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
U.S Treasury Obligation 0.0% of net assets		
▲U.S. Treasury Bill 0.93%, 12/18/03	80	**80**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value	$271,235
Receivables:	
Fund shares sold	218
Interest	1
Dividends	364
Investments sold	416
Prepaid expenses	+ 14
Total assets	**272,248**

The fund paid $298,809 for these securities. Not counting short-term obligations and government securities, the fund paid $37,388 for securities during the report period and received $8,410 from securities it sold or that matured.

Liabilities

Cash overdraft	74
Payables:	
Fund shares redeemed	517
Investments bought	82
Transfer agent and shareholder service fees	1
Accrued expenses	+ 65
Total liabilities	**739**

Net Assets

Total assets	272,248
Total liabilities	− 739
Net assets	**$271,509**

Net Assets by Source

Capital received from investors	347,404
Net investment income not yet distributed	3,116
Net realized capital losses	(51,446)
Net unrealized capital losses	(27,565)

These derive from investments and futures. As of the report date, the fund had one open S&P 500 futures contract due to expire on December 18, 2003, with an aggregate contract value of $262 and net unrealized gains of $9.

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$271,509		32,708		$8.30

Federal Tax Data

Portfolio cost	$302,636
Net unrealized gains and losses:	
Gains	$36,479
Losses	+ (67,880)
	($31,401)
Undistributed earnings:	
Ordinary income	$3,116
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$465
2009	17,888
2010	27,646
2011	+ 1,611
	$47,610

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$4,079
Interest		16
Securities on loan	+	27
Total investment income		**4,122**

Net Realized Gains and Losses

Net realized losses on investments sold		(1,936)
Net realized gains on futures contracts	+	400
Net realized losses		**(1,536)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		42,974
Net unrealized losses on futures contracts	+	(64)
Net unrealized gains		**42,910**

Calculated as a percentage of average daily net assets: 0.18% of the first $1 billion and 0.15% of assets beyond that.

Expenses

Investment adviser and administrator fees		412
Transfer agent and shareholder service fees		229
Trustees' fees		6
Custodian fees		32
Portfolio accounting fees		34
Professional fees		27
Registration fees		32
Shareholder reports		36
Interest expense		1
Other expenses	+	18
Total expenses		827
Expense reduction	−	483
Net expenses		**344**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		4,122
Net expenses	−	344
Net investment income		**3,778**
Net realized losses		(1,536)
Net unrealized gains	+	42,910
Increase in net assets from operations		**$45,152**

Includes $412 from the investment adviser (CSIM) and $71 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.15% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $41,374.

See financial notes. 23

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02-10/31/03	11/1/01-10/31/02
Net investment income	$3,778	$3,541
Net realized losses	(1,536)	(24,773)
Net unrealized gains or losses	+ 42,910	(19,562)
Increase or decrease in net assets from operations	**45,152**	**(40,794)**

Distributions Paid

Dividends from net investment income	**$3,544**	**$3,522**

Transactions in Fund Shares

	11/1/02-10/31/03		11/1/01-10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	13,049	$95,187	13,395	$109,254
Shares reinvested	407	2,823	338	2,960
Shares redeemed	+ (9,685)	(70,755)	(15,951)	(125,789)
Net transactions in fund shares	**3,771**	**$27,255**	**(2,218)**	**($13,575)**

Shares Outstanding and Net Assets

	11/1/02-10/31/03		11/1/01-10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	28,937	$202,646	31,155	$260,537
Total increase or decrease	+ 3,771	68,863	(2,218)	(57,891)
End of period	**32,708**	**$271,509**	**28,937**	**$202,646**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:	
Ordinary Income	$3,544
Long-term capital gains	$–
Prior period:	
Ordinary Income	$3,522
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase.

Current period	$21
Prior period	$116

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $3,116 and $2,882 for the current period and prior period, respectively.

 See financial notes.

Institutional Select® Large-Cap Value Index Fund

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	2/1/99[1]– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	7.14	8.92	11.44	10.68	10.00
Income or loss from investment operations:					
Net investment income	0.15	0.18	0.14	0.15	0.09
Net realized and unrealized gains or losses	1.55	(1.49)	(2.19)	0.84	0.59
Total income or loss from investment operations	1.70	(1.31)	(2.05)	0.99	0.68
Less distributions:					
Dividends from net investment income	(0.18)	(0.15)	(0.15)	(0.11)	–
Distributions from net realized gains	–	(0.32)	(0.32)	(0.12)	–
Total distributions	(0.18)	(0.47)	(0.47)	(0.23)	–
Net asset value at end of period	8.66	7.14	8.92	11.44	10.68
Total return (%)	24.40	(15.65)	(18.53)	9.48	6.80[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.25	0.25[3]	0.25	0.25[4]	0.21[5]
Gross operating expenses	0.45	0.48	0.45	0.51	0.70[5]
Net investment income	1.94	1.72	1.47	1.64	1.62[5]
Portfolio turnover rate	24	26	47	27	19[2]
Net assets, end of period ($ x 1,000,000)	79	70	128	129	71

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 0.26% if certain non-routine expenses (interest expense) had been included.

[4] The ratio of net operating expenses would have been 0.26% if certain non-routine expenses (proxy fees) had been included.

[5] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

▮ Issuer is related to the fund's adviser

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
98.3%	Common Stock	76,571	77,967
1.3%	Short-Term Investment	1,041	1,041
0.1%	U.S. Treasury Obligations	60	60
99.7%	Total Investments	77,672	79,068
33.7%	Collateral Invested for Securities on Loan	26,723	26,723
(33.4)%	Other Assets and Liabilities, Net		(26,511)
100.0%	Total Net Assets		79,280

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 98.3% of net assets	

Aerospace / Defense 2.3%

Security and Number of Shares	Mkt. Value ($ x 1,000)
The Boeing Co. 13,400	516
Crane Co. 1,200	34
General Dynamics Corp. 3,200	268
Goodrich Corp. 1,900	53
Lockheed Martin Corp. 7,200	334
Northrop Grumman Corp. 2,824	252
Raytheon Co. 6,700	177
Rockwell Automation, Inc. 2,900	90
Textron, Inc. 2,100	104
	1,828

Security and Number of Shares	Mkt. Value ($ x 1,000)

Air Transportation 0.8%

Delta Air Lines, Inc. 1,800	23
FedEx Corp. 4,700	356
Sabre Holdings Corp. 2,200	48
Southwest Airlines Co. 12,500	243
	670

Alcoholic Beverages 0.0%

Adolph Coors Co., Class B 500	**28**

Apparel 0.3%

Jones Apparel Group, Inc. 2,100	73
Liz Claiborne, Inc. 1,800	66
Reebok International Ltd. 900	35
VF Corp. 1,800	76
	250

Automotive Products / Motor Vehicles 1.7%

Cooper Tire & Rubber Co. 1,300	26
Cummins, Inc. 600	28
Dana Corp. 2,500	41
Danaher Corp. 2,500	207
Delphi Corp. 9,500	84
Eaton Corp. 1,200	120
Ford Motor Co. 29,009	352
General Motors Corp. 8,875	379
Genuine Parts Co. 2,700	86
• Goodyear Tire & Rubber Co. 2,800	19
Visteon Corp. 1,985	13
	1,355

Banks 14.4%

AmSouth Bancorp. 5,700	135
❹ Bank of America Corp. 23,900	1,810
The Bank of New York Co., Inc. 12,100	377
Bank One Corp. 18,100	768
BB&T Corp. 8,300	321
Comerica, Inc. 2,700	139
First Tennessee National Corp. 2,200	100
FleetBoston Financial Corp. 16,602	671
Huntington Bancshares, Inc. 3,941	85

Security and Number of Shares	Mkt. Value ($ x 1,000)
❿ J.P. Morgan Chase & Co. 32,510	1,167
KeyCorp, Inc. 6,700	189
Marshall & Ilsley Corp. 3,666	131
Mellon Financial Corp. 7,000	209
National City Corp. 9,700	317
North Fork Bancorp., Inc. 2,500	98
Northern Trust Corp. 3,600	167
PNC Financial Services Group, Inc. 4,600	247
Regions Financial Corp. 3,600	132
SouthTrust Corp. 5,400	172
State Street Corp. 5,400	283
SunTrust Banks, Inc. 4,400	295
Synovus Financial Corp. 4,700	130
U.S. Bancorp 30,378	827
UBS AG-Registered 3	—
Union Planters Corp. 3,250	108
Wachovia Corp. 21,400	982
❺ Wells Fargo & Co. 26,800	1,509
Zions Bancorp. 1,400	86
	11,455

Business Machines & Software 2.9%

• Apple Computer, Inc. 5,800	133
Autodesk, Inc. 1,700	33
• BMC Software, Inc. 4,000	70
• Compuware Corp. 6,100	34
• Comverse Technology, Inc. 3,000	54
• EMC Corp. 34,900	483
• Gateway, Inc. 4,900	25
Hewlett-Packard Co. 48,598	1,084
• NCR Corp. 1,600	57
• Novell, Inc. 6,000	35
• Siebel Systems, Inc. 7,700	97
• Sun Microsystems, Inc. 50,600	200
	2,305

Business Services 2.9%

• Allied Waste Industries, Inc. 3,200	36
• Cendant Corp. 16,700	341
Computer Associates International, Inc. 9,300	219
• Computer Sciences Corp. 3,100	123
• Convergys Corp. 2,300	37
Electronic Data Systems Corp. 7,700	165
• Fiserv, Inc. 3,000	106
• Interpublic Group of Cos., Inc. 6,000	89
• Intuit, Inc. 1	—
• Parametric Technology Corp. 4,100	13
• PeopleSoft, Inc. 5,000	104
• Sungard Data Systems, Inc. 4,500	126
Tyco International Ltd. 31,901	666
Waste Management, Inc. 9,700	252
	2,277

Chemicals 0.8%

Air Products & Chemicals, Inc. 3,700	168
Eastman Chemical Co. 1,200	39
Great Lakes Chemical Corp. 700	15
Monsanto Co. 4,200	105
PPG Industries, Inc. 2,800	161
Rohm & Haas Co. 3,605	142
	630

Construction 0.9%

Centex Corp. 1,000	98
Fluor Corp. 1,300	48
KB Home 800	55
Masco Corp. 7,600	209
Pulte Homes, Inc. 1,000	87
The Sherwin-Williams Co. 2,400	80
The Stanley Works 1,300	43
Vulcan Materials Co. 1,600	71
	691

Consumer Durables 0.2%

Leggett & Platt, Inc. 3,100	65
Newell Rubbermaid, Inc. 4,400	100
	165

Containers 0.1%

Bemis Co. 900	42
• Pactiv Corp. 2,600	57
	99

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Electronics 4.6%	
• ADC Telecommunications, Inc. 12,800	33
• Advanced Micro Devices, Inc. 5,200	79
• Agilent Technologies, Inc. 7,500	187
American Power Conversion Corp. 3,200	65
• Andrew Corp. 2,200	29
• Applied Materials, Inc. 26,300	615
• Applied Micro Circuits Corp. 5,200	30
• CIENA Corp. 7,600	49
• Jabil Circuit, Inc. 3,109	86
• JDS Uniphase Corp. 23,100	82
• LSI Logic Corp. 6,200	57
• Micron Technology, Inc. 9,700	139
Molex, Inc. 3,000	94
Motorola, Inc. 37,185	503
• National Semiconductor Corp. 2,800	114
• Novellus Systems, Inc. 2,400	99
PerkinElmer, Inc. 2,100	38
• Power-One, Inc. 1,100	10
• Sanmina-SCI Corp. 8,100	85
Scientific-Atlanta, Inc. 2,500	74
• Solectron Corp. 14,800	82
Symbol Technologies, Inc. 3,500	44
Tektronix, Inc. 1,600	41
• Tellabs, Inc. 6,600	50
• Teradyne, Inc. 2,900	66
Texas Instruments, Inc. 27,500	795
• Thermo Electron Corp. 2,700	59
• Thomas & Betts Corp. 1,000	18
	3,623
Energy: Raw Materials 1.8%	
Anadarko Petroleum Corp. 4,038	176
Apache Corp. 2,535	177
Baker Hughes, Inc. 5,400	152
Burlington Resources, Inc. 3,100	151
Devon Energy Corp. 3,800	184
EOG Resources, Inc. 1,900	80
Halliburton Co. 7,000	167

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Noble Corp. 2,000	69
Occidental Petroleum Corp. 6,100	215
• Rowan Cos., Inc. 1,500	36
	1,407
Food & Agriculture 0.8%	
Archer-Daniels-Midland Co. 10,005	144
Coca-Cola Enterprises, Inc. 7,300	147
ConAgra Foods, Inc. 8,400	200
The Pepsi Bottling Group, Inc. 4,500	100
Supervalu, Inc. 2,200	56
	647
Gold 0.4%	
Newmont Mining Corp. 6,400	**280**
Healthcare / Drugs & Medicine 3.1%	
AmerisourceBergen Corp. 1,800	102
• Anthem, Inc. 2,329	160
Applied Biosystems Group — Applera Corp. 3,200	74
Bausch & Lomb, Inc. 900	43
Cardinal Health, Inc. 7,200	427
HCA, Inc. 8,000	306
Health Management Associates, Inc., Class A 3,700	82
• Humana, Inc. 2,600	53
• King Pharmaceuticals, Inc. 3,600	48
Manor Care, Inc. 1,500	50
McKesson Corp. 4,500	136
• Medco Health Solutions, Inc. 4,200	140
• Quest Diagnostics 1,614	109
Schering-Plough Corp. 23,400	357
• Tenet Healthcare Corp. 7,500	104
• Watson Pharmaceuticals, Inc. 1,700	67
• WellPoint Health Networks, Inc. 2,400	213
	2,471
Household Products 0.1%	
Alberto-Culver Co., Class B 1,000	**63**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Insurance 8.7%	
ACE Ltd. 4,400	158
Aetna, Inc. 2,500	144
AFLAC, Inc. 8,200	299
The Allstate Corp. 11,200	442
AMBAC Financial Group, Inc. 1,800	127
▲❸ American International Group, Inc. 41,548	2,527
AON Corp. 5,050	111
Chubb Corp. 3,000	201
CIGNA Corp. 2,300	131
Cincinnati Financial Corp. 2,600	106
Hartford Financial Services Group, Inc. 4,400	242
Jefferson-Pilot Corp. 2,200	105
John Hancock Financial Services, Inc. 4,541	161
Lincoln National Corp. 2,800	112
Loews Corp. 3,000	129
MBIA, Inc. 2,350	140
Metlife, Inc. 12,078	379
MGIC Investment Corp. 1,600	82
Principal Financial Group, Inc. 5,200	163
Prudential Financial, Inc. 8,800	340
Safeco Corp. 2,300	85
St. Paul Cos., Inc. 3,700	141
Torchmark Corp. 1,900	83
Travelers Property Casualty Corp., Class B 16,099	264
UnumProvident Corp. 4,649	76
XL Capital Ltd., Class A 2,100	146
	6,894
Media 6.6%	
Clear Channel Communications, Inc. 9,839	402
•❾ Comcast Corp., Class A 35,883	1,217
Gannett Co., Inc. 4,400	370
R.R. Donnelley & Sons Co. 1,900	49
• Time Warner, Inc. 71,700	1,096
Tribune Co. 5,080	249
Viacom, Inc., Class B 27,901	1,113
The Walt Disney Co. 32,400	734
	5,230

Security and Number of Shares	Mkt. Value ($ x 1,000)
Miscellaneous Finance 12.6%	
The Bear Stearns Cos., Inc. 1,501	114
Capital One Financial Corp. 3,600	219
▮ The Charles Schwab Corp. 21,600	293
Charter One Financial, Inc. 3,652	117
▲❶ Citigroup, Inc. 82,273	3,900
Countrywide Financial Corp. 2,200	231
Franklin Resources, Inc. 4,100	194
Freddie Mac 11,100	623
Golden West Financial Corp. 2,400	241
Goldman Sachs Group, Inc. 7,600	714
Janus Capital Group, Inc. 3,700	52
Lehman Brothers Holdings, Inc. 3,800	274
MBNA Corp. 20,400	505
Merrill Lynch & Co., Inc. 14,900	882
Morgan Stanley 17,400	955
• Providian Financial Corp. 4,600	51
Washington Mutual, Inc. 14,750	645
	10,010
Non-Durables & Entertainment 1.1%	
• American Greetings Corp., Class A 1,000	21
Darden Restaurants, Inc. 2,700	57
Fortune Brands, Inc. 2,300	150
Hasbro, Inc. 2,850	62
McDonald's Corp. 20,300	508
Wendy's International, Inc. 1,700	63
	861
Non-Ferrous Metals 0.7%	
Alcoa, Inc. 13,432	424
Engelhard Corp. 2,100	60
• Phelps Dodge Corp. 1,420	88
	572
Oil: Domestic 1.7%	
Amerada Hess Corp. 1,500	77
Ashland, Inc. 900	34
ConocoPhillips 10,852	620
Kerr-McGee Corp. 1,600	66
Marathon Oil Corp. 4,900	145
• Nabors Industries Ltd. 2,350	89

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Sunoco, Inc. 1,300	57
• Transocean, Inc. 5,048	97
Unocal Corp. 4,200	133
	1,318
Oil: International 6.5%	
❽ ChevronTexaco Corp. 17,112	1,271
▲❷ Exxon Mobil Corp. 105,950	3,876
	5,147
Optical & Photo 0.4%	
• Corning, Inc. 21,200	233
Eastman Kodak Co. 4,500	110
	343
Paper & Forest Products 1.0%	
Boise Cascade Corp. 1,000	28
Georgia-Pacific Corp. 4,010	105
International Paper Co. 7,715	304
• Louisiana-Pacific Corp. 1,700	32
MeadWestvaco Corp. 3,146	82
Temple-Inland, Inc. 800	43
Weyerhaeuser Co. 3,500	211
	805
Producer Goods & Manufacturing 2.8%	
Caterpillar, Inc. 5,600	410
Cooper Industries Ltd., Class A 1,500	79
Deere & Co. 3,900	237
Dover Corp. 3,300	129
Honeywell International, Inc. 13,687	419
Illinois Tool Works, Inc. 4,900	360
Ingersoll-Rand Co., Class A 2,800	169
Johnson Controls, Inc. 1,400	151
Pall Corp. 1,900	45
Parker Hannifin Corp. 1,900	97
Snap-On, Inc. 1,000	29
W.W. Grainger, Inc. 1,200	55
	2,180

Security and Number of Shares	Mkt. Value ($ x 1,000)
Railroad & Shipping 0.8%	
Burlington Northern Santa Fe Corp. 5,800	168
CSX Corp. 3,500	111
Norfolk Southern Corp. 6,200	125
Union Pacific Corp. 4,000	251
	655
Real Property 0.8%	
Apartment Investment & Management Co., Class A 1,500	61
Equity Office Properties Trust 6,300	176
Equity Residential 4,400	129
Plum Creek Timber Co., Inc. 2,900	76
ProLogis 2,900	86
Simon Property Group, Inc. 3,100	140
	668
Retail 3.6%	
Albertson's, Inc. 5,838	118
• Autonation, Inc. 4,300	80
• Big Lots, Inc. 1,800	27
Circuit City Stores, Inc. 3,100	30
• Costco Wholesale Corp. 7,400	262
CVS Corp. 6,200	218
Dillards, Inc., Class A 1,200	19
Federated Department Stores, Inc. 3,200	152
J.C. Penney Co., Inc. Holding Co. 4,400	104
• Kroger Co. 11,800	206
Limited Brands, Inc. 8,400	148
The May Department Stores Co. 4,500	126
Nordstrom, Inc. 2,100	64
• Office Depot, Inc. 4,800	72
• Safeway, Inc. 7,000	148
Sears, Roebuck & Co. 4,800	253
• Staples, Inc. 7,800	209
Target Corp. 14,400	572
• Toys 'R' Us, Inc. 3,700	48
Winn-Dixie Stores, Inc. 2,200	18
	2,874

Security and Number of Shares	Mkt. Value ($ x 1,000)
Steel 0.2%	
Allegheny Technologies, Inc. 550	4
Nucor Corp. 1,200	66
United States Steel Corp. 1,600	38
Worthington Industries, Inc. 1,400	20
	128
Telephone 5.9%	
Alltel Corp. 5,100	241
AT&T Corp. 12,452	231
• AT&T Wireless Services, Inc. 42,845	311
BellSouth Corp. 29,400	774
CenturyTel, Inc. 2,500	89
• Citizens Communications Co. 4,248	53
7 SBC Communications, Inc. 53,100	1,273
Sprint Corp. (FON Group) 14,300	229
6 Verizon Communications, Inc. 43,900	1,475
	4,676
Tobacco 0.1%	
R.J. Reynolds Tobacco Holdings, Inc. 1,300	**62**
Travel & Recreation 1.1%	
Brunswick Corp. 1,600	48
Carnival Corp. 10,000	349
Harrah's Entertainment, Inc. 1,700	74
Hilton Hotels Corp. 5,900	93
Marriott International, Inc., Class A 3,700	160
Starwood Hotels & Resorts Worldwide, Inc. 3,200	108
	832
Trucking & Freight 0.2%	
Paccar, Inc. 1,950	154
Ryder Systems, Inc. 1,200	36
	190
Utilities: Electric & Gas 5.4%	
• Allegheny Energy, Inc. 2,100	22
Ameren Corp. 2,500	112
American Electric Power Co., Inc. 6,440	181
• Calpine Corp. 6,000	28
Centerpoint Energy, Inc. 5,400	53
Cinergy Corp. 2,800	102
• CMS Energy Corp. 2,200	18
Consolidated Edison, Inc. 3,500	142
Constellation Energy Group, Inc. 2,800	102
Dominion Resources, Inc. 5,048	311
DTE Energy Co. 2,600	96
Duke Energy Corp. 14,300	260
• Dynegy, Inc., Class A 5,500	22
• Edison International 5,600	110
El Paso Corp. 9,073	67
Entergy Corp. 3,700	199
Exelon Corp. 5,300	336
FirstEnergy Corp. 5,122	176
FPL Group, Inc. 2,900	185
KeySpan Corp. 2,500	87
Kinder Morgan, Inc. 2,145	115
Nicor, Inc. 800	27
NiSource, Inc. 4,515	93
Peoples Energy Corp. 500	20
• PG&E Corp. 6,600	161
Pinnacle West Capital Corp. 1,500	55
PPL Corp. 2,800	112
Progress Energy, Inc. 3,806	164
Public Service Enterprise Group, Inc. 3,500	143
Sempra Energy 3,300	92
The Southern Co. 11,500	343
TECO Energy, Inc. 3,000	39
TXU Corp. 5,000	114
Williams Cos., Inc. 8,400	86
Xcel Energy, Inc. 6,410	105
	4,278

Short-Term Investment
1.3% of net assets

Provident Institutional TempFund 1,041,239	**1,041**

Portfolio Holdings continued

Security Rate, Maturity Date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)

U.S. Treasury Obligations
0.1% of net assets

Security Rate, Maturity Date	Face value	Mkt. value
▲ U.S. Treasury Bills 0.85%-0.93%, 12/18/03	60	**60**

End of investments. For totals, please see the first page of holdings for this fund.

Collateral Invested for Securities on Loan
33.7% of net assets

Commercial Paper & Other Corporate Obligations

Security Rate, Maturity Date	Face value	Mkt. value
American Express Centurion Bank		
1.11%, 12/12/03	103	103
1.11%, 01/27/04	148	148
American Express Credit Corp.		
1.11%, 04/16/04	536	536
1.09%, 05/13/04	171	171
Canadian Imperial Bank Corp.		
1.09%, 05/28/04	624	623
CC USA, Inc.		
1.08%, 11/17/03	134	133
Concord Minutemen Capital Corp.		
1.11%, 01/09/04	3,736	3,726
1.08%, 11/14/03	571	570
1.08%, 11/18/03	341	341
1.07%, 11/19/03	1,815	1,814
Crown Point Funding Corp.		
1.11%, 11/16/04	445	444
1.08%, 11/14/03	220	219
Depfa Bank PLC		
1.08%, 11/18/03	1,286	1,282

Security Rate, Maturity Date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)
Fairway Finance Corp.		
1.10%, 01/12/04	133	133
General Electric Capital Corp.		
1.08%, 05/10/04	831	831
Lexington Parker		
1.07%, 11/06/03	944	943
Svenska Handelsbanken		
1.39%, 10/27/04	147	147
Tulip Funding Corp.		
1.07%, 11/10/03	1,738	1,736
Westdeutsche Landesbank AG		
1.09%, 09/23/04	640	640
1.09%, 09/29/04	222	222
		14,762

Short-Term Investment

Wells Fargo Bank Time Deposit		
1.06%, 11/03/03	1,529	**1,529**

Security and Number of Shares

Other Investment Companies

Institutional Money Market Trust 10,432,383		**10,432**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $25,908 of securities on loan)	$79,068
Collateral held for securities on loan	26,723
Receivables:	
Fund shares sold	120
Interest	1
Dividends	134
Due from broker for futures	2
Income from securities on loan	2
Prepaid expenses	+ 10
Total assets	**106,060**

Liabilities

Collateral held for securities on loan	26,723
Payables:	
Fund shares redeemed	11
Investment adviser and administrator fees	1
Accrued expenses	+ 45
Total liabilities	**26,780**

Net Assets

Total assets	106,060
Total liabilities	− 26,780
Net assets	**$79,280**

Net Assets by Source

Capital received from investors	110,995
Net investment income not yet distributed	1,097
Net realized capital losses	(34,243)
Net unrealized capital gains	1,431

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$79,280		9,157		$8.66

Unless stated, all numbers x 1,000.

The fund paid $77,672 for these securities. Not counting short-term obligations and government securities, the fund paid $16,837 for securities during the report period and received $23,115 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had five open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate contract value of $1,312 and net unrealized gains of $35.

Federal Tax Data

Portfolio cost	$79,551
Net unrealized gains and losses:	
Gains	$12,696
Losses	+ (13,179)
	($483)
Undistributed earnings:	
Ordinary income	$1,098
Long-term capital gains	$–
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$25,956
2011	+ 6,374
	$32,330

See financial notes. 33

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$1,521
Interest		5
Securities on loan	+	9
Total investment income		**1,535**

Net Realized Gains and Losses

Net realized losses on investments sold		(6,161)
Net realized gains on futures contracts	+	34
Net realized losses		**(6,127)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		20,445
Net unrealized gains on futures contracts	+	24
Net unrealized gains		**20,469**

Expenses

Investment adviser and administrator fees		140
Transfer agent and shareholder service fees		70
Trustees' fees		5
Custodian fees		14
Portfolio accounting fees		10
Professional fees		22
Registration fees		21
Shareholder reports		16
Interest expenses		1
Other expenses	+	13
Total expenses		312
Expense reduction	–	135
Net expenses		**177**

Increase in Net Assets from Operations

Total investment income		1,535
Net expenses	–	177
Net investment income		**1,358**
Net realized losses		(6,127)
Net unrealized gains	+	20,469
Increase in net assets from operations		**$15,700**

Calculated as a percentage of average daily net assets: 0.20% of the first $1 billion and 0.18% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co,

For the fund's independent trustees only.

Includes $120 from the investment adviser (CSIM) and $15 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.25% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $14,342.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02-10/31/03	11/1/01-10/31/02
Net investment income	$1,358	$1,845
Net realized losses	(6,127)	(22,048)
Net unrealized gains	+ 20,469	5,276
Increase or decrease in net assets from operations	**15,700**	**(14,927)**

Distributions Paid

	11/1/02-10/31/03	11/1/01-10/31/02
Dividends from net investment income	1,700	2,118
Distributions from net realized gains	+ —	4,400
Total distributions paid	**$1,700**	**$6,518**

Transactions in Fund Shares

	11/1/02-10/31/03		11/1/01-10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	3,034	$23,065	4,767	$40,217
Shares reinvested	200	1,408	611	5,412
Shares redeemed	+ (3,938)	(29,626)	(9,892)	(81,906)
Net transactions in fund shares	**(704)**	**($5,153)**	**(4,514)**	**($36,277)**

Shares Outstanding and Net Assets

	11/1/02-4/30/03		11/1/01-10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	9,861	$70,433	14,375	$128,155
Total increase or decrease	+ (704)	8,847	(4,514)	(57,722)
End of period	**9,157**	**$79,280**	**9,861**	**$70,433**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$1,700
Long-term capital gains	$—

Prior period:

Ordinary Income	$3,921
Long-term capital gains	$2,597

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$12
Prior period	$64

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,097 and $1,439 for the current period and prior period, respectively.

Institutional Select® Small-Cap Value Index Fund

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	2/1/99[1]– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	9.50	10.82	11.23	9.89	10.00
Income or loss from investment operations:					
Net investment income	0.11	0.10	0.09	0.09	0.07
Net realized and unrealized gains or losses	3.04	(0.32)	0.32	1.74	(0.18)
Total income or loss from investment operations	3.15	(0.22)	0.41	1.83	(0.11)
Less distributions:					
Dividends from net investment income	(0.10)	(0.10)	(0.08)	(0.09)	–
Distributions from net realized gains	–	(1.00)	(0.74)	(0.40)	–
Total distributions	(0.10)	(1.10)	(0.82)	(0.49)	–
Net asset value at end of period	12.55	9.50	10.82	11.23	9.89
Total return (%)	33.52	(3.32)	4.14	19.42	(1.10)[2]
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.32	0.32[3]	0.32	0.27[4]	0.00[5]
Gross operating expenses	0.63	0.61	0.61	0.66	0.98[5]
Net investment income	0.95	0.81	0.87	0.94	1.25[5]
Portfolio turnover rate	36	56	69	71	38[2]
Net assets, end of period ($ x 1,000,000)	36	37	47	39	32

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 0.33% if certain non-routine expenses (interest expense) had been included.

[4] The ratio of net operating expenses would have been 0.28% if certain non-routine expenses (proxy fees) had been included.

[5] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's port-folio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain character-istics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.3% Common Stock	28,223	35,596
0.1% U.S. Treasury Obligation	25	25
99.4% Total Investments	28,248	35,621
6.8% Collateral Invested for Securities on Loan	2,441	2,441
(6.2)% Other Assets and Liabilities, Net		(2,229)
100.0% Total Net Assets		35,833

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 99.3% of net assets

Aerospace / Defense 1.7%

• Armor Holdings, Inc. 5,000	97
• DRS Technologies, Inc. 3,600	87
EDO Corp. 3,600	80
• Esterline Technologies Corp. 3,800	84
GenCorp, Inc. 7,900	75
Kaman Corp., Class A 4,100	50
• Veeco Instruments, Inc. 4,800	122
	595

Air Transportation 1.3%

• AAR Corp. 5,200	57
• Atlantic Coast Airlines Holdings, Inc. 7,100	78
• Frontier Airlines, Inc. 5,100	82
• Mesa Air Group, Inc. 5,200	56

Security and Number of Shares	Mkt. Value ($ x 1,000)
SkyWest, Inc. 9,900	183
	456

Apparel 2.3%

•▲ Ashworth, Inc. 1,400	12
Brown Shoe Co., Inc. 3,200	111
Haggar Corp. 1,100	17
Kellwood Co. 4,800	179
Oxford Industries, Inc. 1,100	75
Phillips-Van Heusen Corp. 5,000	86
Russell Corp. 5,300	97
Stride Rite Corp. 7,200	87
Wolverine World Wide, Inc. 7,300	147
	811

Automotive Products / Motor Vehicles 2.1%

A.O. Smith Corp., Class B 5,200	165
Coachmen Industries, Inc. 2,400	37
• Fleetwood Enterprises, Inc. 6,600	67
• Group 1 Automotive, Inc. 3,800	135
• Midas, Inc. 2,400	32
• Monaco Coach Corp. 4,700	113
Myers Industries, Inc. 5,500	67
Standard Motor Products, Inc. 2,800	31
• TBC Corp. 3,500	95
• Tower Automotive, Inc. 7,700	31
	773

Banks 5.4%

Anchor Bancorp Wisconsin, Inc. 4,100	102
Brookline Bancorp, Inc. 9,500	141
Chittenden Corp. 6,500	209
First Republic Bank 2,500	89
• FirstFed Financial Corp. 3,100	140
Irwin Financial Corp. 4,700	132
MAF Bancorp., Inc. 4,300	180
Provident Bankshares Corp. 4,305	134
Riggs National Corp. 4,600	76
The South Financial Group, Inc. 8,300	217
Susquehanna Bancshares, Inc. 6,800	170
Umpqua Holdings Corp. 4,000	82
▲❼ Whitney Holding Corp. 7,150	271
	1,943

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Business Machines & Software 2.8%	
▲• Adaptec, Inc. 18,700	159
Analogic Corp. 2,400	105
• Artesyn Technologies, Inc. 7,100	58
Black Box Corp. 3,200	138
• Brooktrout, Inc. 2,400	34
• Concerto Software, Inc. 1,400	17
• Digi International, Inc. 3,600	33
• Imagistics International, Inc. 3,100	100
• Input/Output, Inc. 9,200	38
• Invision Technologies, Inc. 3,100	84
Landamerica Financial Group, Inc. 3,400	170
• Roxio, Inc. 3,900	40
• Ultimate Electronics, Inc. 2,000	18
	994
Business Services 8.5%	
• 4Kids Entertainment, Inc. 2,400	59
ABM Industries, Inc. 8,700	135
• American Management Systems, Inc. 7,700	114
Angelica Corp. 1,700	35
Bowne & Co., Inc. 5,400	81
• Catapult Communications Corp. 1,900	26
CDI Corp. 3,200	105
•❾ Cerner Corp. 5,900	250
• Ciber, Inc. 11,700	108
• Cross Country Healthcare, Inc. 5,000	69
• eFunds Corp. 8,500	136
G&K Services, Inc., Class A 3,700	122
• Global Imaging Systems, Inc. 3,500	102
• Heidrick & Struggles International, Inc. 3,300	65
• Insurance Auto Auctions, Inc. 1,700	22
• JDA Software Group, Inc. 4,500	96
• Kroll, Inc. 6,800	158
• Mapinfo Corp. 2,600	24
• MAXIMUS, Inc. 3,800	133
• Metro One Telecommunications 1,800	5
• MRO Software, Inc. 4,500	57
Nautilus Group, Inc. 5,300	83
• NCO Group, Inc. 4,700	112

Security and Number of Shares	Mkt. Value ($ x 1,000)
• NYFIX, Inc. 5,500	44
• On Assignment, Inc. 2,900	15
• Paxar Corp. 6,300	75
• Pegasus Solutions, Inc. 3,600	39
• Phoenix Technologies Ltd. 3,000	20
• PRG-Schultz International, Inc. 10,900	52
• QRS Corp. 2,900	30
• Radiant Systems, Inc. 3,600	24
Roto-Rooter, Inc. 1,500	53
• SourceCorp 3,000	70
• Spherion Corp. 9,700	84
• SPSS, Inc. 3,200	58
The Standard Register Co. 5,200	92
• Systems & Computer Technology Corp. 6,000	88
Talx Corp. 1,900	41
• URS Corp. 5,700	125
• Volt Information Sciences, Inc. 2,800	49
	3,056
Chemicals 1.8%	
A. Schulman, Inc. 4,700	89
Arch Chemicals, Inc. 4,100	91
H.B. Fuller Co. 5,000	124
▲• OM Group, Inc. 4,600	82
• Omnova Solutions, Inc. 5,400	19
Penford Corp. 1,600	22
• PolyOne Corp. 14,700	71
Tredegar Corp. 6,400	100
Wellman, Inc. 5,100	42
	640
Construction 2.6%	
Apogee Enterprises, Inc. 4,400	46
Building Material Holding Corp. 1,900	27
• EMCOR Group, Inc. 2,300	87
• Insituform Technologies, Inc., Class A 4,800	68
❸ MDC Holdings, Inc. 5,184	349
❻ Standard-Pacific Corp. 5,700	273
Texas Industries, Inc. 3,300	89
	939

Security and Number of Shares	Mkt. Value ($ x 1,000)
Consumer Durables 1.5%	
• Applica, Inc. 3,700	27
Bassett Furniture Industries, Inc. 2,200	35
• Griffon Corp. 4,990	96
Haverty Furniture Cos., Inc. 3,900	81
• Interface, Inc., Class A 8,500	47
National Presto Industries, Inc. 1,200	42
• Salton, Inc. 2,000	21
Skyline Corp. 1,400	48
Sturm Ruger & Co., Inc. 4,200	48
Thomas Industries, Inc. 2,800	85
	530
Containers 0.1%	
• Mobile Mini, Inc. 2,400	**51**
Electronics 10.2%	
Acuity Brands, Inc. 7,500	161
Agilysys, Inc. 4,800	49
• Alliance Semiconductor Corp. 6,300	49
• Anixter International, Inc. 6,000	143
• Audiovox Corp., Class A 3,400	41
• Axcelis Technologies, Inc. 16,300	172
Bel Fuse, Inc., Class B 2,000	53
Belden, Inc. 4,600	86
• Bell Microproducts, Inc. 3,700	31
• Benchmark Electronics, Inc. 4,500	219
• Brooks Automation, Inc. 6,000	150
C&D Technologies, Inc. 4,700	94
• C-COR.net Corp. 6,200	62
• Cable Design Technologies Corp. 6,750	65
• Captaris, Inc. 5,000	30
• Checkpoint Systems, Inc. 6,000	113
• Coherent, Inc. 5,300	122
CTS Corp. 6,200	69
• Dupont Photomasks, Inc. 2,800	65
• Electro Scientific Industries, Inc. 4,600	113
• ESS Technology, Inc. 6,800	94
• Exar Corp. 6,700	108
• FEI Co. 5,300	126
• Gerber Scientific, Inc. 4,000	32
• Hutchinson Technology, Inc. 4,500	151
• Intermagnetics General Corp. 2,600	61

Security and Number of Shares	Mkt. Value ($ x 1,000)
Methode Electronics, Class A 6,600	79
Park Electrochemical Corp. 3,100	76
• Pericom Semiconductor Corp. 4,000	46
• Radisys Corp. 3,200	63
• Rudolph Technologies, Inc. 2,500	65
• SBS Technologies, Inc. 2,500	34
• SCM Microsystems, Inc. 2,500	21
▲• Skyworks Solutions, Inc. 24,300	208
• Standard Microsystems Corp. 3,100	93
• Symmetricom, Inc. 7,600	55
• Technitrol, Inc. 7,300	159
• THQ, Inc. 6,100	108
• Three-Five Systems, Inc. 2,200	10
• Tollgrade Communications, Inc. 1,800	28
• Viasat, Inc. 4,700	92
• Vicor Corp. 7,600	77
	3,673
Energy: Raw Materials 3.2%	
• Atwood Oceanics, Inc. 2,200	57
• Cimarex Energy Co. 6,800	139
• Dril-Quip, Inc. 3,200	48
• Kirby Corp. 4,400	129
Massey Energy Co. 13,600	189
• Offshore Logistics, Inc. 4,000	87
• Seacor Smit, Inc. 3,100	119
• Southwestern Energy Co. 5,900	115
• Swift Energy Co. 4,200	58
▲• Tom Brown, Inc. 7,200	195
	1,136
Food & Agriculture 2.5%	
▲ Corn Products International, Inc. 6,400	217
Flowers Foods, Inc. 8,000	190
• Hain Celestial Group, Inc. 5,600	118
• International Multifoods Corp. 3,100	69
• J & J Snack Foods Corp. 1,500	54
Lance, Inc. 4,900	64
Nash Finch Co. 1,800	28
• Ralcorp Holdings, Inc. 5,900	162
	902

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Healthcare / Drugs & Medicine 5.7%	
Alpharma, Inc., Class A 8,500	155
• Arqule, Inc. 3,700	19
Cambrex Corp. 4,200	99
• Cima Labs, Inc. 2,200	69
• Conmed Corp. 5,000	102
• Curative Health Services, Inc. 1,900	27
Datascope Corp. 2,700	90
• Haemonetics Corp. 4,400	101
• Hologic, Inc. 3,600	49
Invacare Corp. 5,000	205
Nature's Sunshine Products, Inc. 2,300	18
• Orthodontic Centers of America, Inc. 8,300	73
• Parexel International Corp. 4,100	69
▲• Pediatrix Medical Group, Inc. 4,000	214
• Province Healthcare Co. 8,900	114
• RehabCare Group, Inc. 2,900	45
• Savient Pharmaceuticals, Inc. 9,600	58
• Sola International, Inc. 4,500	77
• Sunrise Senior Living, Inc. 4,000	116
• Theragenics Corp. 3,600	16
• US Oncology, Inc. 14,700	161
• Viasys Healthcare, Inc. 4,800	87
Vital Signs, Inc. 2,200	67
	2,031
Insurance 3.7%	
Delphi Financial Group, Inc., Class A 3,545	179
Fremont General Corp. 13,800	229
Hooper Holmes, Inc. 11,500	60
• Philadelphia Consolidated Holding Co. 3,800	179
Presidential Life Corp. 4,800	74
RLI Corp. 4,100	138
SCPIE Holdings, Inc. 1,300	17
Selective Insurance Group, Inc. 4,400	135
• Stewart Information Services Corp. 3,200	100
• UICI 8,000	120
Zenith National Insurance Corp. 2,900	89
	1,320

Security and Number of Shares	Mkt. Value ($ x 1,000)
Media 0.7%	
▲ Advanced Marketing Services, Inc. 3,000	34
• Consolidated Graphics, Inc. 2,400	67
• Information Holdings, Inc. 3,400	76
• Network Equipment Technologies, Inc. 3,600	38
Thomas Nelson, Inc. 2,600	41
	256
Miscellaneous Finance 5.2%	
• Bankunited Financial Corp., Class A 4,900	108
Cash America International, Inc. 4,400	84
▲ Commercial Federal Corp. 7,900	203
▲ Downey Financial Corp. 4,700	216
• Financial Federal Corp. 3,100	104
▲❹ Jefferies Group, Inc. 9,200	285
▲❷ Raymond James Financial, Inc. 8,600	351
Seacoast Financial Services Corp. 4,400	113
▲ Staten Island Bancorp., Inc. 9,600	191
SWS Group, Inc. 2,997	65
Waypoint Financial Corp. 6,240	130
	1,850
Non-Durables & Entertainment 3.2%	
• A.T. Cross Co., Class A 2,400	15
Action Performance Cos., Inc. 2,700	55
• Department 56, Inc. 2,000	28
• Enesco Group, Inc. 2,500	25
• Huffy Corp. 1,700	10
IHOP Corp. 3,600	134
• Jack in the Box, Inc. 6,000	109
• Jakks Pacific, Inc. 3,700	48
Landry's Restaurants, Inc. 4,500	113
Lone Star Steakhouse & Saloon, Inc. 3,759	82
▲• Midway Games, Inc. 7,200	20
• O'Charleys, Inc. 3,300	56
• Rare Hospitality International Inc. 5,600	139
Russ Berrie & Co., Inc. 3,500	126
• Ryan's Family Steak Houses, Inc. 7,200	100
Triarc Cos., Class B 9,800	104
	1,164

Security and Number of Shares	Mkt. Value ($ x 1,000)
Non-Ferrous Metals 1.9%	
▲• A.M. Castle & Co. 1,900	10
• Brush Engineered Materials, Inc. 2,900	37
• Century Aluminum Co. 3,900	64
Commercial Metals Co. 5,100	126
Commonwealth Industries, Inc. 1,800	12
• Imco Recycling, Inc. 2,200	17
• Mueller Industries, Inc. 5,800	183
Reliance Steel & Aluminum Co. 5,800	166
• RTI International Metals, Inc. 3,800	46
• Wolverine Tube, Inc. 1,200	6
	667
Oil: Domestic 2.5%	
▲•❶ Newfield Exploration Co. 10,000	397
• Nuevo Energy Co. 3,500	69
• Spinnaker Exploration Co. 5,400	138
• Stone Energy Corp. 4,300	156
Vintage Petroleum, Inc. 11,700	135
	895
Optical & Photo 0.3%	
• Meade Instruments Corp. 2,100	8
• Photronics, Inc. 5,500	118
	126
Paper & Forest Products 1.3%	
• Buckeye Technologies, Inc. 6,800	61
• Caraustar Industries, Inc. 3,900	38
Chesapeake Corp. 2,800	68
Deltic Timber Corp. 2,200	63
• Lydall, Inc. 2,500	30
Pope & Talbot, Inc. 2,400	34
Rock-Tennessee Co., Class A 6,300	101
Universal Forest Products, Inc. 2,900	86
	481
Producer Goods & Manufacturing 8.8%	
• Aeroflex, Inc. 10,700	99
Albany International Corp., Class A 5,900	182
Applied Industrial Technologies, Inc. 3,300	74

Security and Number of Shares	Mkt. Value ($ x 1,000)
▲ Aptargroup, Inc. 6,500	233
• Astec Industries, Inc. 3,600	46
Barnes Group, Inc. 3,700	108
▲❽ Briggs & Stratton Corp. 4,000	260
▲ Butler Manufacturing Co. 800	14
• Concord Camera Corp. 5,100	65
Curtiss-Wright Corp. 1,700	126
Fedders Corp. 4,910	29
• Gardner Denver, Inc. 2,600	54
Hughes Supply, Inc. 4,100	158
• Ionics, Inc. 2,900	83
JLG Industries, Inc. 6,900	82
Lawson Products, Inc. 1,700	51
Lennox International, Inc. 10,612	176
▲• Magnetek, Inc. 2,600	16
Manitowoc Co., Inc. 4,300	93
• Material Sciences Corp. 2,500	23
Milacron, Inc. 5,000	12
Regal Beloit 4,600	94
Robbins & Myers, Inc. 2,600	55
• The Shaw Group, Inc. 6,300	86
• SPS Technologies, Inc. 2,100	104
Standex International Corp. 2,200	56
Stewart & Stevenson Services, Inc. 5,200	87
❿ The Timken Co. 14,400	242
• Triumph Group, Inc. 2,600	85
Valmont Industries, Inc. 4,100	85
Watsco, Inc. 4,400	94
Watts Water Technologies, Inc., Class A 5,000	89
Woodward Governor Co. 1,800	83
	3,144
Railroad & Shipping 0.4%	
• Kansas City Southern Railway 10,400	**138**
Real Property 1.8%	
▲ Colonial Properties Trust 4,400	163
Gables Residential Trust 4,700	151
Glenborough Realty Trust, Inc. 4,600	90

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
▲ Kilroy Realty Corp. 4,700	136
Lexington Corp. Properties Trust 6,000	115
	655
Retail 7.7%	
Aaron Rents, Inc. 5,300	116
▲•❺ AnnTaylor Stores Corp. 7,700	276
Burlington Coat Factory Warehouse Corp. 7,500	161
Casey's General Stores, Inc. 8,700	135
The Cato Corp., Class A 3,200	68
• The Children's Place Retail Stores, Inc. 4,300	129
• The Dress Barn, Inc. 4,500	63
• Duane Reade, Inc. 3,800	52
• Footstar, Inc. 2,800	18
• Genesco, Inc. 4,000	67
Goody's Family Clothing, Inc. 6,000	63
• Great Atlantic & Pacific Tea Co. 7,000	44
• Insight Enterprises, Inc. 7,600	128
• Jo-Ann Stores, Inc., Class A 3,400	102
• Linens 'N Things, Inc. 7,400	218
• The Men's Wearhouse, Inc. 7,200	212
Pep Boys-Manny, Moe & Jack 9,000	173
• School Specialty, Inc. 3,100	86
• ShopKo Stores, Inc. 5,300	82
• Stein Mart, Inc. 6,200	45
• United Stationers, Inc. 5,800	216
• The Wet Seal, Inc., Class A 4,800	53
▲• Zale Corp. 4,580	237
	2,744
Steel 1.1%	
• Cleveland-Cliffs, Inc. 1,700	51
Intermet Corp. 4,400	19
Quanex Corp. 2,900	116
Ryerson Tull, Inc. 4,200	34
• Steel Dynamics, Inc. 8,100	151
Steel Technologies, Inc. 1,600	25
	396

Security and Number of Shares	Mkt. Value ($ x 1,000)
Telephone 0.3%	
• General Communication, Inc., Class A 10,200	101
Tobacco 0.3%	
DIMON, Inc. 6,700	48
Schweitzer-Mauduit International, Inc. 2,700	72
	120
Travel & Recreation 1.7%	
• Aztar Corp. 5,800	121
• Bally Total Fitness Holding Corp. 6,000	40
Central Parking Corp. 5,900	71
• K2, Inc. 4,500	75
The Marcus Corp. 5,400	81
• Pinnacle Entertainment, Inc. 4,000	35
• Prime Hospitality Corp. 7,300	66
• WMS Industries, Inc. 5,000	116
	605
Trucking & Freight 1.3%	
Arkansas Best Corp. 4,300	142
Roadway Corp. 3,200	164
USF Corp. 4,600	147
	453
Utilities: Electric & Gas 5.4%	
American States Water Co. 2,400	59
Atmos Energy Corp. 8,400	206
Avista Corp. 8,800	150
Cascade Natural Gas Corp. 1,700	33
Central Vermont Public Service Corp. 2,200	51
CH Energy Group, Inc. 2,500	109
Cleco Corp. 8,200	137
• El Paso Electric Co. 7,800	95
▲ Energen Corp. 6,000	221
▲ Green Mountain Power Corp. 900	20
The Laclede Group, Inc. 3,500	99
Northwest Natural Gas Co. 4,300	125
NUI Corp. 2,600	44

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Southern Union Co. 12,029	212
Southwest Gas Corp. 5,800	131
UIL Holdings Corp. 2,600	98
Unisource Energy Corp. 6,100	117
• Veritas DGC, Inc. 5,000	44
	1,951

Security Rate, Maturity Date	Face Value ($ x 1,000)
U.S. Treasury Obligation 0.1% of net assets	
▲ U.S. Treasury Bill 0.93%, 12/18/03	25 **25**

End of investments. For totals, please see the first page of holdings for this fund.

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.8% of net assets		

Commercial Paper & Other Corporate Obligations

American Express Centurion Bank 1.11%, 12/12/03	212	212
Crown Point Funding Corp. 1.08%, 11/14/03	342	341
Westdeutsche Landesbank AG 1.09%, 09/23/04	140	140
		693

Short-Term Investment

Wells Fargo Bank, Time Deposit 1.06%, 11/03/03	202	**202**

Security and Number of Shares

Other Investment Companies

Institutional Money Market Trust 1,546,268	**1,546**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of

Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $2,336 of securities on loan)	$35,621
Collateral held for securities on loan	2,441
Receivables:	
Fund shares sold	32
Dividends	29
Investments sold	471
Income from securities on loan	1
Prepaid expenses	+ 9
Total assets	**38,604**

Liabilities

Collateral held for securities on loan	2,441
Cash overdraft	214
Payables:	
Fund shares redeemed	74
Due to brokers for futures	1
Accrued expenses	+ 41
Total liabilities	**2,771**

Net Assets

Total assets	38,604
Total liabilities	– 2,771
Net assets	**$35,833**

Net Assets by Source

Capital received from investors	29,563
Net investment income not yet distributed	268
Net realized capital losses	(1,381)
Net unrealized capital gains	7,383

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$35,833		2,856		$12.55

Unless stated, all numbers x 1,000.

The fund paid $28,248 for these securities. Not counting short-term obligations and government securities, the fund paid $12,718 for securities during the report period and received $24,042 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had one open Russell 2000 futures contract due to expire on December 21, 2003, with an aggregate contract value of $264 and net unrealized gains of $10.

Federal Tax Data

Portfolio cost	$28,755
Net unrealized gains and losses:	
Gains	$9,075
Losses	+ (2,209)
	$6,866
Undistributed earnings:	
Ordinary income	$268
Long-term capital gains	$–
Capital losses utilized	$542
Unused capital losses:	
Expires 10/31 of:	Loss amount
2010	$864

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$448
Interest	1
Securities on loan	+ 7
Total investment income	**456**

Net Realized Gains and Losses

Net realized gains on investments sold	842
Net realized losses on futures contracts	+ (9)
Net realized gains	**833**

Net Unrealized Gains and Losses

Net unrealized gains on investments	9,148
Net unrealized gains on futures contracts	+ 10
Net unrealized gains	**9,158**

Calculated as a percentage of average daily net assets: 0.25% of the first $1 billion and 0.23% of assets beyond that.

Expenses

Investment adviser and administrator fees	90
Transfer agent and shareholder service fees	36
Trustees' fees	5
Custodian fees	18
Portfolio accounting fees	5
Professional fees	25
Registration fees	15
Shareholder reports	15
Interest expense	1
Other expenses	+ 15
Total expenses	225
Expense reduction	− 110
Net expenses	**115**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.05% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income	456
Net expenses	− 115
Net investment income	**341**
Net realized gains	833
Net unrealized gains	+ 9,158
Increase in net assets from operations	**$10,332**

Includes $90 from the investment adviser (CSIM) and $20 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through December 31, 2005, to 0.32% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $9,991.

See financial notes. 45

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02-10/31/03	11/1/01-10/31/02
Net investment income	$341	$413
Net realized gains or losses	833	(781)
Net unrealized gains or losses	+ 9,158	(836)
Increase or decrease in net assets from operations	**10,332**	**(1,204)**

Distributions Paid

Dividends from net investment income	401	451
Distributions from net realized gains	+ —	4,324
Total distributions paid	**$401**	**$4,775**

Transactions in Fund Shares

	11/1/02-10/31/03		11/1/01-10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	727	$7,355	1,550	$17,684
Shares reinvested	34	331	328	3,590
Shares redeemed	+ (1,794)	(18,743)	(2,360)	(25,619)
Net transactions in fund shares	**(1,033)**	**($11,057)**	**(482)**	**($4,345)**

Shares Outstanding and Net Assets

	11/1/02-10/31/03		11/1/01-10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,889	$36,959	4,371	$47,283
Total decrease	+ (1,033)	(1,126)	(482)	(10,324)
End of period	**2,856**	**$35,833**	**3,889**	**$36,959**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:
Ordinary Income	$401
Long-term capital gains	$—

Prior period:
Ordinary Income	$3,482
Long-term capital gains	$1,293

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$3
Prior period	$14

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $268 and $328 for the current period and prior period, respectively.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

The funds offer one share class. Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
Schwab S&P 500 Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab U.S. MarketMasters Fund™
Schwab Balanced MarketMasters Fund™
Schwab Small-Cap MarketMasters Fund™
Schwab International MarketMasters Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund
Institutional Select S&P 500 Fund
Institutional Select Large-Cap Value Index Fund
Institutional Select Small-Cap Value Index Fund

47

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index.

The funds may make direct transactions with certain other SchwabFunds® when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trust to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/03 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Institutional Select S&P 500 Fund	74	1,112	2.01
Institutional Select Large-Cap Value Index Fund	–	481	1.57
Institutional Select Small-Cap Value Index Fund	–	162	1.49

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

• **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent auditors

To the Board of Trustees and Shareholders of:
Schwab Institutional Select S&P 500 Fund
Schwab Institutional Select Large-Cap Value Index Fund
Schwab Institutional Select Small-Cap Value Index Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Institutional Select S&P 500 Fund, Schwab Institutional Select Large-Cap Value Index Fund and Schwab Institutional Select Small-Cap Value Index Fund, (three of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "funds") at October 31, 2003, and the results of each of their operations for the year then ended, the changes in each of their net assets for the two years in the period then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 12, 2003

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 10/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust		
Name and Birthdate	**Trust Position(s); Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Institutional Select® Funds

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	**Trust Office(s) Held**	**Main Occupations and Other Directorships and Affiliations**
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Institutional Select® Funds

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Networks (telecommunications); Public Governor, Member, executive executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.
[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

REG14310-04

Funds Using Schwab Equity Ratings™

Annual Report
October 31, 2003

Schwab Core Equity Fund™

Schwab Dividend Equity Fund™

Schwab Small-Cap Equity Fund™

Schwab Hedged Equity Fund™

Communications Focus Fund

Financial Services Focus Fund

Health Care Focus Fund

Technology Focus Fund

charles SCHWAB

The power of Schwab Equity Ratings™.
The convenience and diversification of mutual funds.

In This Report

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM)
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

From the Chairman



Charles R. Schwab, Chairman

In the past few months, the mutual fund industry has been rocked by the discovery of improper practices and arrangements. Investors large and small have seen their confidence shaken, and understandably so.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. Many firms, including our own, have begun thorough investigations of their broker processes and procedures. We are continuing to scrutinize such transactions and arrangements, and are working closely with regulatory authorities. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds®.

I fully believe that even a small number of irregularities is unacceptable. We have spent nearly 30 years building an ethical firm, and our business is founded on a commitment to doing what's right for investors. That commitment leaves no room for any failures to follow company policies or industry regulations.

Given the importance of mutual funds to American investors, I can understand why investors find the recent news to be disturbing. At the same time, I would caution investors not to overreact. Before taking any action, investors should consider implications to their portfolio, tax situation and long-term financial goals.

Ultimately, mutual funds still offer all the features that have made them so popular—diversification, liquidity, convenience, low investment minimums, and professional management. For individual investors especially, mutual funds continue to be one of the most cost-effective investment vehicles available. To date, millions of Americans have relied on mutual funds as an important way to invest for retirement, their children's education, and other financial goals. We see no reason why mutual funds cannot continue to do the same for millions more Americans in the years to come.

Sincerely,

Charles R. Schwab

Management's Discussion

for the year ended October 31, 2003



Randall W. Merk is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. He joined the firm in August of 2002, bringing with him 24 years of experience in the asset management industry.

Dear SchwabFunds® Shareholders:

By now, many of you have read the significant media coverage regarding the mutual fund industry. We are pleased to report that to date we have found no indications of illegal or improper activities by Charles Schwab Investment Management ("CSIM"), the investment advisor who manages the SchwabFunds.

Similarly, you may have also read about a limited number of potential late trading issues at Charles Schwab & Co., Inc. and certain limited market timing arrangements at U.S. Trust. CSIM, which is a separate Charles Schwab subsidiary, has been conducting its own review of the SchwabFunds policies and procedures regarding market timing and late trading. We have examined over two years of activity by CSIM personnel and have not found the types of improper market timing or late trading arrangements that you have been reading about. Our research is still ongoing, so some of these facts may change. Here are our key findings to date:

- **The Integrity of our Staff:** We have not found any indication that any CSIM employees, including portfolio managers and senior managers, have engaged in improper or inappropriate trading for their own account.

- **Market Timing & Late Trading:** We have not found any special arrangements with any shareholders to permit market timing or trading of SchwabFunds after market close.

- **Hedge Funds:** We have not found any special arrangements with hedge funds or other private investment vehicles that would permit them to trade in a way that was inconsistent with a fund's policies and procedures.

As part of the recent mutual fund investigations, requests for information were sent by the SEC to about 90 of the largest mutual fund companies. As the nation's 11th largest fund family with over $140 billion under management, SchwabFunds also received a request from the SEC. We take these requests very seriously and are working closely with the regulators on this matter.

Charles Schwab founded his firm 30 years ago with a vision to create the most useful and ethical financial services firm in the world. We live by that philosophy every day and nothing means more to our business than the trust of our shareholders.

Your investment in SchwabFunds is an indication of the trust you place in us. As the managers of your money, we have a special obligation to live up to that trust. I want to thank you for investing with us, and want to assure you that we strive relentlessly to operate our business with the highest ethical standards and an unwavering commitment to serve you, our SchwabFunds shareholders.

Sincerely,

Randall W. Merk

Factors that have been linked to superior long-term stock performance were not the factors that investors appeared to value most during the period.

The Economy and the Market

The economy continued to gather strength during the report period, but improvement remained sluggish and uneven. Although numerous factors had been indicating that the U.S. economy was in recovery when the report period began, many remained concerned about the slow pace of improvement, in particular the absence of job growth. However, the government reported an 8.2% increase in GDP for the third quarter of 2003, job growth for October 2003 was the largest since January 2003, and merger activity picked up—indications that the economy may have gained real strength during the report period.

Government policies were strongly aimed at stimulating the economy. The Federal Reserve (the Fed) cut short-term interest rates twice during the period—0.50% in November 2002 and 0.25% in June 2003—bringing the Fed funds target rate to a 45-year low of 1.00%. On the fiscal side, stimulus measures included tax cuts.

Consumer spending held up strongly throughout the economic downturn, bolstered in part by unprecedented activity in mortgage refinancing (as individuals took advantage of the opportunity to refinance at historically low rates). During the period, we also saw business capital spending show signs of life after declining for the past few years.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- 20.80% **S&P 500® Index:** measures U.S. large-cap stocks
- 43.37% **Russell 2000® Index:** measures U.S. small-cap stocks
- 27.03% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- 4.91% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you can't invest in them directly. Remember that past performance is not an indication of future results.

Data source: Charles Schwab & Co., Inc.



Geri Hom, a vice president and senior portfolio manager of the investment adviser, has overall responsibility for the management of the Core Equity, Hedged Equity, Small-Cap Equity and Focus funds, and is lead manager for the Dividend Equity Fund. Prior to joining the firm in 1995, she worked for nearly 15 years in equity management.

Larry Mano, a director and a portfolio manager, is responsible for the day-to-day management of the Core Equity, Dividend Equity, Financial Services Focus and Technology Focus funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.



Kim Daifotis, CFA, a vice president and senior portfolio manager of the investment adviser, is responsible for management of preferred stocks and convertible securities for the Dividend Equity Fund. He joined the firm in 1997, and has worked in fixed-income asset management and research since 1982.

Stock prices rose significantly over the period, even as skepticism lingered about the quality of the rally. After more than two years of generally negative performance, U.S. equity markets reached an apparent bottom during the report period, then rose strongly, ending the period with significant gains. During the report period, the Nasdaq Composite Index rose 46%, while the S&P 500® Index rose nearly 21%.

One striking feature of the overall U.S. stock market during the report period is that stocks with more speculative characteristics tended to perform better than stocks with more demonstrable quality. For example, companies with low earnings or dividends generally outperformed companies with higher earnings or dividends. This held true for other measures of quality as well, such as debt to equity: those with higher levels of debt performed better than companies with lower levels of debt. Consistent with this trend, small-cap stocks (which tend to be more speculative) performed well during the period, and microcap stocks performed even better. Large-cap stocks lagged both groups, but still performed well.

Many market observers have asked why lower quality securities outperformed higher quality and whether it could continue. There are many possible answers, but we believe the more important point is that in the long run, quality has been shown to be a superior indicator of performance.

Despite the dividend tax cut, dividend stocks underperformed the overall market during the period. Congress passed the tax cut during the period as part of the government's economic stimulus efforts. The cut reduced the double taxation of corporate dividends, thus lowering the cost of capital and encouraging investment. Since companies that pay dividends are generally more established and less speculative, we see the underperformance of these stocks as being part of the larger market trend mentioned earlier.



Robin Jackson, a portfolio manager of the investment adviser, is responsible for the day-to-day management of the Hedged Equity Fund. Prior to joining the firm in 2001, he worked for 13 years in various portfolio management positions, developing and implementing long- and short-trading strategies.



Elie Spiesel, a portfolio manager of the investment adviser, shares responsibility for the day-to-day management of the Hedged Equity Fund. Prior to joining the firm in 2001, he spent 12 years in long/short portfolio management.

The Funds

All of the funds in this report that were in operation for the entire report period posted double-digit total returns. October 2003, the last month of the period, was an especially strong month for the broad U.S. stock market and marked the seventh positive month of the last eight.

The S&P 500® Index closed above 1050 for the first time since May of 2002. Third-quarter earnings were 5% above consensus estimates for the 79% of the companies in the index that had reported their third-quarter earnings by the time this report was written. Information technology, which had been especially hard-hit in recent years, led all S&P 500 sectors during the period with a notable 41% total return.

At the same time, we cannot help but notice that the funds' performance would have benefited even more had higher quality stocks performed better. The Schwab Equity Ratings are designed to evaluate companies based on a variety of factors that can be correlated with stock price. The funds that use Schwab Equity Ratings bought stocks that showed higher quality characteristics, as determined by the ratings.

As discussed earlier, however, these were not the types of stocks that led the market during the report period; rather, it was the stocks assigned lower rankings by Schwab Equity Ratings that led the market. While the use of the ratings therefore limited the performance of most of these funds during the period covered by this report, we also believe that investing in lower-rated stocks—that is, those whose earnings and potential for growth appear to be little to none—would have meant exposing the funds to undue risk. We continue to believe the basic premise of the Schwab Equity Ratings remains sound and that the ratings have the potential to contribute to performance over multi-year periods. We note that the market rally appeared to broaden toward the end of the report period, with higher-rated stocks improving their performance relative to lower-rated stocks in September and October 2003.

All sectors in the **Schwab Core Equity Fund** posted positive total returns, with the weakest sector, basic materials, up 2%. Technology, the leading sector, was up 32%. The fund's emphasis on less speculative stocks helped limit the fund's volatility.

Schwab Equity Ratings are produced by the Schwab Equity Model Development Department.

Performance at a Glance

Total return for the 12 months ended 10/31/03, except where noted

Schwab Core Equity Fund™ . . **17.54%**
Benchmark **20.80%**
Category Average **19.40%**
Performance Details . . . . page 9

Schwab Dividend Equity Fund™
Total return for 9/1/03 - 10/31/03
Investor Shares **6.00%**
Select Shares® **6.00%**
Benchmark **4.54%**
Category Average **4.26%**
Performance Details . . . pages 11-12

Schwab Small-Cap Equity Fund™
Total return for 7/2/03 - 10/31/03
Investor Shares **18.10%**
Select Shares **18.10%**
Benchmark **16.36%**
Category Average **16.60%**
Performance Details . . . pages 14-15

Schwab Hedged Equity Fund™ **17.17%**
Benchmark **20.80%**
Category Average **15.87%**
Performance Details . . . . page 17

The **Schwab Dividend Equity Fund** ended its first two months with a total return of 6%. The fund's avoidance of lower-rated stocks, which led the market during the period, did not help the fund's performance. The fund was equally weighted across its holdings, a strategy designed to minimize stock-specific risk, and this strategy helped performance. The fund's dividend yield for the two-month period was 3.4%, which compares favorably to a yield of 1.7% for the S&P 500 Index (see page 13 for SEC yield information).

With small-caps outperforming mid- and large-caps during the period, the **Schwab Small-Cap Equity Fund** was able to post a total return of more than 18% for its first four months. With this fund, the use of Schwab Equity Ratings provided a more positive contribution to fund performance, because unlike the broader market, higher quality small-cap stocks performed better than lower quality small-cap stocks. Even the worst-performing sector, energy, had a 3% return for these four months, while information technology rose a remarkable 31%. Historically, October has been a bad month for small-cap stocks. However, October 2003 saw small-caps gain 8% (as measured by the Schwab Small-Cap Index). Investors should note that the gains in small-caps were accompanied by high volatility: small-cap stock prices moved more than 1% a day on over 80% of the trading days during the period.

Funds that make use of hedging techniques, such as the **Schwab Hedged Equity Fund™**, sometimes fare less well during market run-ups than funds that do not engage in hedging, and that was the case here, with the fund returning 17% during the report period. The fund's strategy of short-selling lower-rated stocks undercut the fund's performance for the period: performance for the fund's long positions alone was over 27%, while performance for its short positions was close to -28%. At the same

Past performance does not indicate future results.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

All fund and index figures on this page and the following page assume dividends and distributions were reinvested. Benchmark index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. Each fund's share price and principal values change, and when you sell your shares they may be worth more or less than what you paid for them. For more current performance information visit www.schwab.com or call 1-800-435-4000.

Small company stocks are subject to greater volatility than other asset categories.

Schwab Equity Ratings are produced by the Schwab Equity Model Development Department.

Performance at a Glance

Total return for the 12 months ended 10/31/03

Communications Focus Fund	**26.87%**
Benchmark	**-0.16%**
Category Average	**34.96%**
Performance Details	*page 19*
Financial Services Focus Fund	**26.68%**
Benchmark	**20.96%**
Category Average	**25.68%**
Performance Details	*page 21*
Health Care Focus Fund	**18.96%**
Benchmark	**6.94%**
Category Average	**21.27%**
Performance Details	*page 23*
Technology Focus Fund	**48.97%**
Benchmark	**42.14%**
Category Average	**53.50%**
Performance Details	*page 25*

time, the fund did achieve its total return for the period with significantly less volatility than the S&P 500. As of the end of the report period, the fund had slightly more exposure to finance and services stocks, and slightly less exposure to energy and technology, compared to the S&P 500® Index. The fund maintained a long-short ratio of 4:1 throughout the report period, in keeping with its disciplined strategy.

The four **Schwab Focus Funds** switched to using Schwab Equity Ratings in July of 2003. In choosing stocks, each Focus Fund generally chooses the higher rated stocks in its sector from the universe of stocks rated by the Schwab Equity Ratings (about 3,500). Since switching to Schwab Equity Ratings, each fund has tended to invest an equal portion of assets in each of the stocks in its portfolio.

The **Communications Focus Fund** significantly outperformed its benchmark but trailed its category average. Only one sub-industry, capital goods, was negative, while the strongest, retailing, was up nearly 48%. The fund benefited from not owning two bellwether stocks, Nokia and Nortel Networks, both foreign stocks that are not ranked by the Schwab Equity Ratings. These stocks were down 17% and 21% respectively, on concerns over growth prospects and stock valuations. While we are pleased with the fund's performance for the period, we note that this sector continues to face major structural challenges. New companies and technologies are only adding pressure to an already highly competitive environment, while regulatory rulings threaten to further commoditize services.

Past performance does not indicate future results.

Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total return would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Since each of the Focus Funds focuses its investments on companies involved in a specific sector, these funds may involve a greater degree of risk than an investment in other mutual funds with greater diversification.

Schwab Equity Ratings are produced by the Schwab Equity Model Development Department.

The Hedged Equity Fund's long positions can decline in value at the same time the value of its shorted stocks increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

The sector-specific Schwab Focus Funds were one area where Schwab Equity Ratings appear to have contributed more positively to performance during the report period.

The financial services sector outperformed the broader market during the report period, and the **Financial Services Focus Fund** did so as well. As in the broader market, this sector saw large-cap stocks underperforming small-caps. However, unlike the broader market, this sector saw higher quality stocks outperform lower quality stocks, and this helped the fund's performance. A wide gulf separated the best- and worst-performing subindustries in this sector: real property was up 69%, while business services was down 34%.

The **Health Care Focus Fund** significantly outperformed its benchmark, but trailed its category average. The 12 months of the report period were a mixed year for the health care sector. The biotechnology, health services and medical products subindustries all posted gains, but pharmaceuticals lagged, partly on concerns that current pricing practices may be under threat. Based on such factors as biotechnology advances and the healthcare needs of an aging population, we continue to believe that this sector has long-term growth potential.

The **Technology Focus Fund** returned nearly 49% for the period, outperforming the S&P technology sector. The fund clearly benefited from the resurgence of interest in tech stocks, evidently fueled by investors who believed that these stocks had fallen so far that a reassessment was due. Stocks rated F rose 67%, but those rated A also rose substantially: by 53%. As in the financial sector, a wide gulf separated the best- and worst-performing subindustries in this sector: electronics was up 89%, while optics and photo was down 11%.

Since each of the Focus funds focuses its investments on companies involved in a specific sector, these funds may involve a greater degree of risk than an investment in other mutual funds with greater diversification.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed subsequent to the report date.

Schwab Core Equity Fund™

Performance as of 10/31/03

Average Annual Total Returns[1, 2]

This chart compares performance of the fund with its benchmark and Morningstar category.

- Fund
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
17.54%
20.80%
19.40%
1.70%
0.53%
0.72%
8.33%
7.96%
6.36%
1 Year
5 Years
Since Inception: 7/1/96

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in its benchmark.

- $17,985 **Fund**
- $17,535 **S&P 500 Index**



$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
10/96
10/97
10/98
10/99
10/00
10/01
10/02
10/03
7/1/96

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Core Equity Fund™

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large		■		Market Cap
Medium				
Small				

Statistics

Number of Holdings	164
Weighted Average Market Cap ($ x 1,000,000)	$75,382
Price/Earnings Ratio (P/E)	18.6
Price/Book Ratio (P/B)	3.2
Portfolio Turnover Rate	73%

Top Holdings[2]

Security	% of Net Assets
❶ **Procter & Gamble Co.**	4.4%
❷ **Bank of America Corp.**	4.4%
❸ **Intel Corp.**	4.1%
❹ **Citigroup, Inc.**	3.5%
❺ **Microsoft Corp.**	3.5%
❻ **Cisco Systems, Inc.**	3.3%
❼ **Fannie Mae**	2.9%
❽ **Exxon Mobil Corp.**	2.9%
❾ **The Progressive Corp.**	2.4%
❿ **Wachovia Corp.**	2.2%
Total	**33.6%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

- 25.2% **Finance**
- 25.1% **Consumer Non-Durables**
- 19.0% **Technology**
- 9.5% **Utilities**
- 7.9% **Materials & Services**
- 6.0% **Energy**
- 4.5% **Capital Goods**
- 1.9% **Transportation**
- 0.9% **Other**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Dividend Equity Fund™

Investor Shares Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund's Investor Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 9/2/03

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in a benchmark.

■ $10,600 **Investor Shares**
■ $10,454 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Dividend Equity Fund™

Select Shares® Performance as of 10/31/03

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Select Shares with a benchmark and the fund's Morningstar category.

■ Fund: **Select Shares**

■ Benchmark: **S&P 500® Index**

■ Fund Category: **Morningstar Large-Cap Blend**



Since Inception: 9/2/03

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in a benchmark.

■ $53,000 **Select Shares**

■ $52,270 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

12   Funds Using Schwab Equity Ratings™

Schwab Dividend Equity Fund™

Fund Facts as of 10/31/03

Top Holdings[1]

Security	% of Net Assets
❶ FleetBoston Financial Corp.	1.3%
❷ Carlisle Cos., Inc.	1.2%
❸ Oshkosh Truck Corp.	1.2%
❹ Rohm & Haas Co.	1.2%
❺ ChevronTexaco Corp.	1.2%
❻ Bank of America Corp.	1.1%
❼ Black & Decker Corp.	1.1%
❽ Rockwell Automation, Inc.	1.1%
❾ 3M Co.	1.1%
❿ Brunswick Corp.	1.1%
Total	**11.6%**

Portfolio Statistics

Number of Holdings	101
Weighted Average Market Cap ($ x 1,000,000)	$26,051
Price/Earnings Ratio (P/E)	15.4
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate[2]	2%
SEC Yield[3]	3.19%

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 24.2% Finance
- 23.7% Utilities
- 16.9% Consumer Non-Durables
- 11.8% Materials & Services
- 7.9% Consumer Durables
- 4.2% Technology
- 4.2% Capital Goods
- 3.3% Energy
- 2.1% Transportation
- 1.7% Other

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

[2] Not annualized.

[3] Portfolio expenses have been absorbed by CSIM and Schwab. Without these reductions, the portfolio's 30-day SEC yield would have been 1.95%. The yield does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.

Schwab Small-Cap Equity Fund™

Investor Shares Performance as of 10/31/03

Average Annual Total Returns[1, 2]

This chart compares performance of the fund's Investor Shares with its benchmark and Morningstar category.

■ Fund: **Investor Shares**
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



Since Inception: 7/1/03

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

■ $11,810 **Investor Shares**
■ $11,636 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Small-Cap Equity Fund™

Select Shares® Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund's Select Shares with its benchmark and Morningstar category.

■ Fund: **Select Shares**
■ Benchmark: **S&P SmallCap 600 Index**
■ Fund Category: **Morningstar Small-Cap Blend**



Since Inception: 7/1/03

Performance of a Hypothetical $50,000 Investment[1]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $59,050 **Select Shares**
■ $58,182 **S&P SmallCap 600 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Small-Cap Equity Fund™

Fund Facts as of 10/31/03

Fund Category[1]

Investment Style

	Value	Blend	Growth	
Large				
Medium				Market Cap
Small		■		

Statistics

Number of Holdings	180
Weighted Average Market Cap ($ x 1,000,000)	$911
Price/Earnings Ratio (P/E)	20.7
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate[2]	39%

Top Holdings[3]

Security	% of Net Assets
❶ Graco, Inc.	1.5%
❷ Mid Atlantic Medical Services, Inc.	1.4%
❸ First Bancorp Puerto Rico	1.3%
❹ Stride Rite Corp.	1.3%
❺ FirstFed Financial Corp.	1.2%
❻ UGI Corp.	1.2%
❼ Oskosh Truck Corp.	1.2%
❽ Choice Hotels International, Inc.	1.2%
❾ Church & Dwight Co., Inc.	1.1%
❿ Aspect Communications Corp.	1.0%
Total	**12.4%**

Sector Weightings % of Portfolio

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

■ 23.7%	**Materials & Services**
■ 20.5%	**Consumer Non-Durables**
■ 15.6%	**Technology**
■ 13.7%	**Finance**
■ 7.1%	**Consumer Durables**
■ 5.6%	**Capital Goods**
■ 5.3%	**Energy**
■ 3.6%	**Utilities**
■ 2.8%	**Transportation**
2.1%	**Other**

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/03, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Not annualized.

[3] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Hedged Equity Fund™

Performance as of 10/31/03

Total Returns[1, 2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

- **Fund**
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Moderate Allocation**



50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
17.17%
20.80%
15.87%
12.94%
14.50%
11.25%
1 Year
Since Inception: 9/3/02

Performance of a Hypothetical $25,000 Investment[1]

This graph shows performance since inception of a hypothetical $25,000 investment in the fund (the minimum investment for this fund), compared with a similar investment in a benchmark.

- $28,825 **Fund**
- $29,291 **S&P 500 Index**



$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
9/3/02
10/02
12/02
2/03
4/03
6/03
8/03
10/03

All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Schwab Hedged Equity Fund™

Fund Facts as of 10/31/03

Top Long Holdings[1]	% of Net Assets
Security	
❶ Rockwell International Corp.	0.8%
❷ PanAmSat Corp.	0.8%
❸ Deere & Co.	0.8%
❹ Eaton Corp.	0.8%
❺ Intel Corp.	0.8%
Total	**4.0%**

Top Short Positions[1]	% of Net Assets
Security	
❶ Mandalay Resort Group	0.7%
❷ 99 Cents Only Stores	0.7%
❸ Astoria Financial Corp.	0.6%
❹ Scotts Co., Class A	0.6%
❺ Superior Industries International, Inc.	0.6%
Total	**3.2%**

Statistics	Long Holdings	Short Positions
Number of Holdings	207	127
Weighted Average Market Cap ($ x 1,000,000)	$12,935	$4,924
Price/Earnings Ratio (P/E)	17.4	31.1
Price/Book Ratio (P/B)	2.4	2.2
Portfolio Turnover Rate[2]	114%	—

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

[2] Short positions have been excluded from the calculation of portfolio turnover because at the time of entering into the short positions, the fund did not intend to hold the positions for more than one year.

Communications Focus Fund

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P Communications Sector Index**
■ Fund Category: **Morningstar Communications**



	1 Year	3 Years	Since Inception: 7/3/00
Fund	26.87%	-23.75%	-26.35%
Benchmark	-0.16%	-25.14%	-25.05%
Category	34.96%	-25.27%	-26.64%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $3,604 **Fund**
■ $3,820 **S&P Communications Sector Index**
☐ $7,596 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Communications Focus Fund

Fund Facts as of 10/31/03

Top Holdings[1]	
Security	% of Net Assets
❶ PanAmSat Corp.	4.1%
❷ Primus Telecommunications Group, Inc.	4.1%
❸ Crown Castle International Corp.	3.9%
❹ BellSouth Corp.	3.8%
❺ Nextel Communications, Inc., Class A	3.7%
❻ SBA Communications Corp.	3.5%
❼ General Communication, Inc., Class A	3.5%
❽ Time Warner Telecom, Inc., Class A	3.5%
❾ AT&T Corp.	3.4%
❿ Cincinnati Bell, Inc.	3.4%
Total	**36.9%**

Statistics	
Number of Holdings	31
Weighted Average Market Cap ($ x 1,000,000)	$11,457
Price/Earnings Ratio (P/E)	35.3
Price/Book Ratio (P/B)	1.5
Portfolio Turnover Rate	179%

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 79.7% **Telephone**
- 7.3% **Media**
- 3.5% **Construction**
- 3.2% **Business Machines & Software**
- 3.1% **Business Services**
- 3.1% **Electronics**
- 0.1% **Other**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Financial Services Focus Fund

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P Financial Services Sector Index**
■ Fund Category: **Morningstar Financial Services**



	1 Year	3 Years	Since Inception: 7/3/00
Fund	26.68%	2.08%	7.21%
Benchmark	20.96%	-1.04%	5.29%
Fund Category	25.68%	5.38%	11.42%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $12,615 **Fund**
■ $11,877 **S&P Financial Services Sector Index**
□ $7,596 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Financial Services Focus Fund

Fund Facts as of 10/31/03

Top Holdings[1]

Security	% of Net Assets
❶ Countrywide Financial Corp.	2.4%
❷ WFS Financial, Inc.	2.2%
❸ Capital Corp. of the West	2.2%
❹ City National Corp.	2.2%
❺ Bank of Hawaii Corp.	2.2%
❻ IndyMac Bancorp, Inc.	2.2%
❼ Safeco Corp.	2.1%
❽ Popular, Inc.	2.1%
❾ Cash America International, Inc.	2.1%
❿ Metlife, Inc.	2.1%
Total	**21.8%**

Statistics

Number of Holdings	54
Weighted Average Market Cap ($ x 1,000,000)	$14,610
Price/Earnings Ratio (P/E)	11.0
Price/Book Ratio (P/B)	2.0
Portfolio Turnover Rate	181%

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 34.8% **Miscellaneous Finance**
- 32.8% **Banks**
- 29.7% **Insurance**
- 2.0% **Business Machines & Software**
- 0.7% **Real Property**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Health Care Focus Fund

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P Health Care Sector Index**
■ Fund Category: **Morningstar Health Care**



	1 Year	3 Years	Since Inception: 7/3/00
Fund	18.96%	-5.70%	-4.38%
Benchmark	6.94%	-6.66%	-4.84%
Category	21.27%	-8.03%	-4.69%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $8,613 **Fund**
■ $8,475 **S&P Health Care Sector Index**
□ $7,596 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Health Care Focus Fund

Fund Facts as of 10/31/03

Top Holdings[1]

Security	% of Net Assets
❶ Ventiv Health, Inc.	3.1%
❷ Microtek Medical Holdings, Inc.	3.0%
❸ UnitedHealth Group, Inc.	2.9%
❹ DJ Orthopedics, Inc.	2.9%
❺ DaVita, Inc.	2.8%
❻ IMS Health, Inc.	2.8%
❼ Cytyc Corp.	2.8%
❽ Sybron Dental Specialities, Inc.	2.7%
❾ Becton Dickinson & Co.	2.7%
❿ Fisher Scientific International, Inc.	2.7%
Total	**28.4%**

Statistics

Number of Holdings	40
Weighted Average Market Cap ($ x 1,000,000)	$6,045
Price/Earnings Ratio (P/E)	17.7
Price/Book Ratio (P/B)	2.5
Portfolio Turnover Rate	200%

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 76.5% Healthcare/Drugs & Medicine
- 13.4% Business Services
- 5.1% Consumer Non-Durables
- 2.7% Producer Goods & Manufacturing
- 2.3% Insurance

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Technology Focus Fund

Performance as of 10/31/03

Average Annual Total Returns[1,2]

This chart compares performance of the fund with a benchmark and the fund's Morningstar category.

■ **Fund**
■ Benchmark: **S&P Technolgy Sector Index**
■ Fund Category: **Morningstar Technology**



	1 Year	3 Years	Since Inception: 7/3/00
Fund	48.97%	-20.26%	-22.24%
Benchmark	42.14%	-21.91%	-24.60%
Category	53.50%	-27.05%	-27.85%

Performance of a Hypothetical $10,000 Investment[1]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund, compared with a similar investment in a benchmark and an additional index.

■ $4,320 **Fund**
■ $3,899 **S&P Technology Sector Index**
□ $7,596 **S&P 500 Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly. The fund's share price and principal values change, and when you sell your shares, they may be worth more or less than what you paid for them. Past performance does not indicate future results.

[1] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower. These returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

[2] Source for category information: Morningstar, Inc.

Technology Focus Fund

Fund Facts as of 10/31/03

Top Holdings[1]	
Security	% of Net Assets
❶ **Transaction Systems Architects, Inc.,** Class A	3.3%
❷ **Epicor Software Corp.**	2.3%
❸ **Cisco Systems, Inc.**	2.3%
❹ **Atmel Corp.**	2.2%
❺ **Citrix Systems, Inc.**	2.1%
❻ **Intel Corp.**	2.1%
❼ **Sybase, Inc.**	2.1%
❽ **Benchmark Electronics, Inc.**	2.0%
❾ **Adobe Systems, Inc.**	2.0%
❿ **Avaya, Inc.**	2.0%
Total	**22.4%**

Statistics	
Number of Holdings	74
Weighted Average Market Cap ($ x 1,000,000)	$12,091
Price/Earnings Ratio (P/E)	—
Price/Book Ratio (P/B)	3.1
Portfolio Turnover Rate	165%

Industry Weightings % of Portfolio

This chart shows the fund's industry composition as of the report date.



- 34.6% **Electronics**
- 30.9% **Business Services**
- 17.5% **Business Machines & Software**
- 5.9% **Producer Goods & Manufacturing**
- 5.4% **Aerospace & Defense**
- 4.1% **Telephone**
- 1.0% **Media**
- 0.3% **Healthcare/Drugs & Medicine**
- 0.3% **Other**

[1] This list is not a recommendation of any security by the investment adviser. Portfolio holdings may have changed since the report date.

Schwab Core Equity Fund™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	11/1/99– 10/31/00	11/1/98– 10/31/99
Per-Share Data ($)					
Net asset value at beginning of period	10.89	12.53	18.53	18.91	14.57
Income or loss from investment operations:					
Net investment income	0.10	0.08	0.08	0.05	0.06
Net realized and unrealized gains or losses	1.79	(1.64)	(4.57)	1.08	4.94
Total income or loss from investment operations	1.89	(1.56)	(4.49)	1.13	5.00
Less distributions:					
Dividends from net investment income	(0.07)	(0.08)	(0.07)	(0.04)	(0.09)
Distributions from net realized gains	—	—	(1.44)	(1.47)	(0.57)
Total distributions	(0.07)	(0.08)	(1.51)	(1.51)	(0.66)
Net asset value at end of period	12.71	10.89	12.53	18.53	18.91
Total return (%)	17.54	(12.58)	(25.93)	5.75	35.20
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.75	0.75	0.75	0.75[1]	0.75
Gross operating expenses	0.88	0.91	0.88	0.87	0.93
Net investment income	0.94	0.63	0.55	0.29	0.34
Portfolio turnover rate	73	114	106	96	99
Net assets, end of period ($ x 1,000,000)	237	179	210	342	289

[1] The ratio of net operating expenses would have been 0.76% if certain non-routine expenses (proxy fees) had been included.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.5% Common Stock	198,733	235,860
0.3% Short-Term Investment	688	688
0.0% U.S. Treasury Obligations	65	65
99.8% Total Investments	199,486	236,613
18.5% Collateral Invested for Securities on Loan	43,898	43,898
(18.3)% Other Assets and Liabilities, Net		(43,453)
100.0% Total Net Assets		237,058

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 99.5% of net assets

Aerospace / Defense 2.1%

Rockwell Automation, Inc. 34,000	1,056
United Technologies Corp. 47,200	3,997
	5,053

Air Transportation 1.9%

•ExpressJet Holdings, Inc. 22,000	336
FedEx Corp. 27,900	2,114
United Parcel Service, Inc., Class B 28,200	2,045
	4,495

Alcoholic Beverages 0.2%

Anheuser-Busch Cos., Inc. 9,500	**468**

Security and Number of Shares	Mkt. Value ($ x 1,000)

Apparel 0.6%

Liz Claiborne, Inc. 12,000	443
•Timberland Co., Class A 3,500	182
VF Corp. 20,500	870
	1,495

Automotive Products / Motor Vehicles 1.1%

Dana Corp. 64,600	1,052
Eaton Corp. 12,200	1,223
Ford Motor Co. 25,300	307
	2,582

Banks 8.5%

▲❷ Bank of America Corp. 137,600	10,421
Bank One Corp. 30,000	1,274
UnionBanCal Corp. 20,600	1,116
❿ Wachovia Corp. 113,000	5,183
Wells Fargo & Co. 38,400	2,163
	20,157

Business Machines & Software 10.0%

Adobe Systems, Inc. 6,800	298
•❻ Cisco Systems, Inc. 368,900	7,740
•Dell, Inc. 51,400	1,856
International Business Machines Corp. 17,700	1,584
Landamerica Financial Group, Inc. 200	10
•Lexmark International, Inc., Class A 15,300	1,126
▲❺ Microsoft Corp. 313,800	8,206
•Oracle Corp. 125,500	1,501
•Storage Technology Corp. 12,500	301
•Xerox Corp. 105,000	1,102
	23,724

Business Services 3.5%

Automatic Data Processing, Inc. 15,100	570
•Cendant Corp. 119,000	2,431
•Citrix Systems, Inc. 14,500	367
Computer Associates International, Inc. 22,400	527
•CSG Systems International, Inc. 17,500	201
•D&B Corp. 2,900	135

Security and Number of Shares	Mkt. Value ($ x 1,000)
▲• Gartner, Inc., Class B 23,000	280
H&R Block, Inc. 16,000	753
IMS Health, Inc. 9,200	216
• Intuit, Inc. 7,000	350
• Invitrogen Corp. 4,600	293
• Macrovision Corp. 6,900	152
Republic Services, Inc. 20,100	467
• Sycamore Networks, Inc. 16,400	82
• VeriSign, Inc. 44,000	698
• Veritas Software Corp. 23,500	850
	8,372
Chemicals 1.7%	
Albemarle Corp. 6,500	174
E.I. du Pont de Nemours & Co. 74,900	3,026
MacDermid, Inc. 4,300	129
PPG Industries, Inc. 12,000	692
	4,021
Construction 0.1%	
Centex Corp. 2,500	**244**
Consumer Durables 0.3%	
Black & Decker Corp. 16,400	**784**
Electronics 5.4%	
• Amkor Technology, Inc. 46,100	869
• Applied Micro Circuits Corp. 10,000	58
• Atmel Corp. 23,500	132
• GlobespanVirata, Inc. 55,600	342
❸ Intel Corp. 293,000	9,684
• LSI Logic Corp. 51,300	474
Motorola, Inc. 17,500	237
• Plantronics, Inc. 4,600	128
Scientific-Atlanta, Inc. 25,300	749
• Thermo Electron Corp. 10,000	220
	12,893
Energy: Raw Materials 0.3%	
Cabot Oil & Gas Corp. 6,000	153
EOG Resources, Inc. 13,700	578
	731

Security and Number of Shares	Mkt. Value ($ x 1,000)
Food & Agriculture 1.8%	
Hershey Foods Corp. 13,000	1,002
Kellogg Co. 24,300	805
PepsiCo, Inc. 26,300	1,258
Tyson Foods, Inc., Class A 85,500	1,220
	4,285
Healthcare / Drugs & Medicine 11.4%	
• Anthem, Inc. 11,700	801
Bausch & Lomb, Inc. 25,500	1,228
Becton Dickinson & Co. 32,300	1,181
Bristol-Myers Squibb Co. 133,200	3,379
C.R. Bard, Inc. 6,800	544
• Coventry Health Care, Inc. 9,500	520
• Cytyc Corp. 32,900	425
• DaVita, Inc. 17,000	597
• Health Net, Inc. 35,900	1,134
ICN Pharmaceuticals, Inc. 43,800	846
▲ Johnson & Johnson 32,900	1,656
McKesson Corp. 4,900	148
Merck & Co., Inc. 87,300	3,863
Mylan Laboratories, Inc. 26,775	647
• Oxford Health Plans, Inc. 18,800	761
• Pacificare Health Systems, Inc. 24,000	1,428
• Pediatrix Medical Group, Inc. 10,000	534
• Sunrise Senior Living, Inc. 13,100	379
• Sybron Dental Specialties, Inc. 13,500	310
UnitedHealth Group, Inc. 80,200	4,081
• WellPoint Health Networks, Inc. 15,000	1,334
Wyeth 27,000	1,192
	26,988
Household Products 4.4%	
Clorox Co. 500	23
❶ Procter & Gamble Co. 106,800	10,497
	10,520
Insurance 7.2%	
Aetna, Inc. 25,000	1,435
AFLAC, Inc. 91,900	3,352
The Allstate Corp. 38,500	1,521
Fidelity National Financial, Inc. 26,475	819

See financial notes.

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Marsh & McLennan Cos., Inc. 64,900	2,774
Metlife, Inc. 20,000	628
Principal Financial Group, Inc. 24,200	759
❾ The Progressive Corp. 78,300	5,779
Radian Group, Inc. 1,800	95
	17,162
Media 1.8%	
• CNET Networks, Inc. 47,500	387
• EchoStar Communications Corp., Class A 4,500	172
The McGraw-Hill Cos., Inc. 2,100	141
• Time Warner, Inc. 36,500	558
Viacom, Inc., Class B 65,100	2,595
Washington Post, Class B 400	295
	4,148
Miscellaneous 1.7%	
3M Co. 50,900	**4,014**
Miscellaneous Finance 9.4%	
American Express Co. 39,600	1,858
▲❹ Citigroup, Inc. 176,433	8,363
❼ Fannie Mae 96,500	6,918
Goldman Sachs Group, Inc. 26,500	2,488
Legg Mason, Inc. 14,000	1,166
Lehman Brothers Holdings, Inc. 11,000	792
MBNA Corp. 5,500	136
Morgan Stanley 10,000	549
	22,270
Non-Durables & Entertainment 1.9%	
• American Greetings Corp., Class A 27,500	586
Fortune Brands, Inc. 27,500	1,792
Hasbro, Inc. 25,500	556
• Marvel Enterprises, Inc. 25,800	760
McDonald's Corp. 13,500	338
• Yum! Brands, Inc. 14,000	478
	4,510
Oil: Domestic 2.0%	
Kerr-McGee Corp. 66,500	2,760
Marathon Oil Corp. 4,000	118

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Newfield Exploration Co. 23,800	945
Pogo Producing Co. 12,000	502
Vintage Petroleum, Inc. 26,300	304
	4,629
Oil: International 3.7%	
ChevronTexaco Corp. 27,000	2,006
❽ Exxon Mobil Corp. 186,700	6,830
	8,836
Optical & Photo 0.2%	
Eastman Kodak Co. 13,800	337
• Ingram Micro, Inc., Class A 15,000	222
	559
Paper & Forest Products 0.4%	
International Paper Co. 25,500	**1,003**
Producer Goods & Manufacturing 2.3%	
Albany International Corp., Class A 20,900	646
Briggs & Stratton Corp. 14,500	942
Deere & Co. 48,500	2,940
HON Industries, Inc. 17,900	734
• SPX Corp. 2,800	135
	5,397
Retail 5.1%	
• AnnTaylor Stores Corp. 26,300	941
• Best Buy Co., Inc. 4,500	262
Claire's Stores, Inc. 15,000	580
Dollar General Corp. 61,000	1,371
Federated Department Stores, Inc. 68,300	3,248
The Gap, Inc. 121,700	2,322
RadioShack Corp. 46,000	1,380
• Rent-A-Center, Inc. 3,000	94
• Rite Aid Corp. 103,000	590
• Staples, Inc. 31,900	856
• United Stationers, Inc. 11,000	409
	12,053
Telephone 7.6%	
Alltel Corp. 3,500	165
AT&T Corp. 3,020	56

 See financial notes.

Security and Number of Shares		Mkt. Value ($ x 1,000)
• AT&T Wireless Services, Inc.	132,000	957
• Avaya, Inc.	10,900	141
BellSouth Corp.	126,500	3,328
• Crown Castle International Corp.	36,400	461
• Level 3 Communications, Inc.	79,500	429
• Nextel Communications, Inc., Class A	104,000	2,517
SBC Communications, Inc.	205,600	4,930
Sprint Corp. (FON Group)	57,700	923
Verizon Communications, Inc.	118,200	3,972
		17,879

Travel & Recreation 0.8%

Harrah's Entertainment, Inc.	37,100	1,614
• MGM MIRAGE	7,000	248
		1,862

Trucking & Freight 0.1%

• Landstar Systems, Inc.	1,300	**95**

Utilities: Electric & Gas 2.0%

Constellation Energy Group, Inc.	6,000	218
▲ Exelon Corp.	48,500	3,077
Great Plains Energy, Inc.	41,900	1,336
		4,631

Short-Term Investment
0.3% of net assets

Provident Institutional TempFund	688,328	**688**

Security Rate, Maturity Date		Face Value ($ x 1,000)

U.S. Treasury Obligations
0.0% of net assets

▲ U.S. Treasury Bills 0.85%-0.88%, 12/18/03	65	**65**

End of investments. For totals, please see the first page of holdings for this fund.

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Collateral Invested for Securities on Loan
18.5% of net assets

Commercial Paper & Other Corporate Obligations

American Express Centurion Bank 1.11%, 12/12/03	897	897
Canadian Imperial Bank Corp. 1.09%, 05/28/04	273	273
CC USA, Inc. 1.08%, 11/17/03	672	671
Concord Minutemen Capital Corp. 1.11%, 01/09/04	1,801	1,797
1.08%, 11/18/03	1,491	1,488
1.07%, 11/19/03	4,524	4,520
Crown Point Funding Corp. 1.11%, 01/16/04	2,294	2,290
1.08%, 11/14/03	515	514
Depfa Bank PLC 1.08%, 11/18/03	432	431
General Electric Capital Corp. 1.08%, 05/10/04	331	331
Tulip Funding Corp. 1.07%, 11/10/03	3,338	3,335
Westdeutsche Landesbank AG 1.09%, 09/29/04	6,571	6,570
1.09%, 09/23/04	1,097	1,097
		24,214

Short-Term Investments

Wells Fargo Bank, Time Deposit 1.06%, 11/03/03	2,647	**2,647**

Security and Number of Shares

Other Investment Companies

Institutional Money Market Trust	17,037,123	**17,037**

End of collateral invested from securities on loan.
For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $42,542 of securities on loan)		$236,613
Collateral held for securities on loan		43,898
Receivables:		
Fund shares sold		244
Due from brokers for futures		1
Dividends		423
Income from securities on loan		6
Prepaid expenses	+	12
Total assets		**281,197**

Liabilities

Collateral held for securities on loan		43,898
Payables:		
Fund shares redeemed		161
Investment adviser and administrator fees		5
Transfer agent and shareholder service fees		3
Accrued expenses	+	72
Total liabilities		**44,139**

Net Assets

Total assets		281,197
Total liabilities	–	44,139
Net assets		**$237,058**

Net Assets by Source

Capital received from investors	244,832
Net investment income not yet distributed	1,643
Net realized capital losses	(46,572)
Net unrealized capital gains	37,155

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$237,058		18,648		$12.71

Unless stated, all numbers x 1,000.

The fund paid $199,486 for these securities. Not counting short-term obligations and government securities, the fund paid $172,172 for securities during the report period and received $144,317 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had three open S&P 500 futures contracts due to expire on December 18, 2003, with an aggregate net contract value of $787 and net unrealized gains of $28.

Federal Tax Data

Portfolio cost		$199,498
Net unrealized gains and losses:		
Gains		$43,729
Losses	+	(6,614)
		$37,115
Undistributed earnings:		
Ordinary income		$1,643
Long-term capital gains		$–
Unused capital losses:		
Expires 10/31 of:		Loss amount
2009		$26,773
2010		8,588
2011	+	11,171
		$46,532

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$3,354
Interest	31
Securities on loan	+ 18
Total investment income	**3,403**

Net Realized Gains and Losses

Net realized losses on investments sold	(11,378)
Net realized gains on futures contracts	+ 422
Net realized losses	**(10,956)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	43,682
Net unrealized gains on futures contracts	+ 65
Net unrealized gains	**43,747**

Expenses

Investment adviser and administrator fees	1,085
Transfer agent and shareholder service fees	502
Trustees' fees	5
Custodian fees	23
Portfolio accounting fees	29
Professional fees	27
Registration fees	32
Shareholder reports	67
Other expenses	+ 3
Total expenses	1,773
Expense reduction	− 265
Net expenses	**1,508**

Increase in Net Assets from Operations

Total investment income	3,403
Net expenses	− 1,508
Net investment income	**1,895**
Net realized losses	(10,956)
Net unrealized gains	+ 43,747
Increase in net assets from operations	**$34,686**

Calculated as a percentage of average daily net assets: 0.54% of the first $500 million and 0.49% of assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 0.75% of average daily net assets. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $32,791.

See financial notes. 33

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$1,895	$1,234
Net realized losses	(10,956)	(7,462)
Net unrealized gains or losses	+ 43,747	(17,836)
Increase or decrease in net assets from operations	**34,686**	**(24,064)**

Distributions paid

Dividends from net investment income	**$1,261**	**$1,269**

Transactions in fund shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	5,806	$65,590	3,029	$34,629
Shares reinvested	109	1,152	89	1,172
Shares redeemed	+ (3,746)	(42,567)	(3,376)	(40,795)
Net transactions in fund shares	**2,169**	**$24,175**	**(258)**	**($4,994)**

Shares outstanding and net assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	16,479	$179,458	16,737	$209,785
Total increase or decrease	+ 2,169	57,600	(258)	(30,327)
End of period	**18,648**	**$237,058**	**16,479**	**$179,458**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$1,261
Long-term capital gains	$–

Prior period:

Ordinary Income	$1,269
Long-term capital gains	$–

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value from transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $1,643 and $1,009 at the end of the current period and prior period, respectively.

 See financial notes.

Schwab Dividend Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	9/2/03[1]– 10/31/03
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.05
Net realized and unrealized gains	0.55
Total income from investment operations	0.60
Net asset value at end of period	10.60
Total return (%)	6.00[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	–
Gross operating expenses	1.34[3]
Net investment income	3.41[3]
Portfolio turnover rate	2[2]
Net assets, end of period ($ x 1,000,000)	94

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares®	9/2/03[1]– 10/31/03
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income from investment operations:	
Net investment income	0.05
Net realized and unrealized gains	0.55
Total income from investment operations	0.60
Net asset value at end of period	10.60
Total return (%)	6.00[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	—
Gross operating expenses	1.19[3]
Net investment income	3.41[3]
Portfolio turnover rate	2[2]
Net assets, end of period ($ x 1,000,000)	111

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
99.6% **Common Stock**	194,362	203,992
1.8% **Short-Term Investments**	3,630	3,630
101.4% **Total Investments**	**197,992**	**207,622**
(1.4)% **Other Assets and Liabilities, Net**		(2,820)
100.0% **Total Net Assets**		**204,802**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 99.6% of net assets	
Aerospace / Defense 1.1%	
❽ Rockwell Automation, Inc. 73,100	**2,270**
Air Transportation 1.1%	
United Parcel Service, Inc., Class B 30,900	**2,241**
Apparel 1.0%	
VF Corp. 50,400	**2,139**
Automotive Products / Motor Vehicles 4.8%	
Bandag, Inc. 19,000	695
❷ Carlisle Cos., Inc. 43,100	2,472
Ford Motor Co. 178,700	2,168
General Motors Corp. 51,000	2,176
❸ Oshkosh Truck Corp. 52,000	2,383
	9,894
Banks 15.2%	
AmSouth Bancorp. 93,000	2,197
❻ Bank of America Corp. 30,200	2,287
Bank One Corp. 51,700	2,195

Security and number of shares	Mkt. value ($ x 1,000)
❶ FleetBoston Financial Corp. 64,000	2,585
J.P. Morgan Chase & Co. 61,700	2,215
National City Corp. 65,900	2,152
National Commerce Financial Corp. 79,800	2,192
PNC Financial Services Group, Inc. 40,900	2,191
Regions Financial Corp. 59,900	2,201
U.S. Bancorp 79,800	2,172
Union Planters Corp. 64,200	2,136
UnionBanCal Corp. 41,000	2,221
Wachovia Corp. 48,700	2,234
Wells Fargo & Co. 39,200	2,208
	31,186
Business Machines & Software 1.1%	
Pitney Bowes, Inc. 53,200	**2,186**
Business Services 3.1%	
GTECH Holdings Corp. 46,500	2,078
H&R Block, Inc. 46,400	2,185
Viad Corp. 86,000	2,148
	6,411
Chemicals 7.5%	
Dow Chemical Co. 57,800	2,178
E.I. du Pont de Nemours & Co. 53,900	2,178
Lubrizol Corp. 68,900	2,088
Monsanto Co. 87,000	2,179
PPG Industries, Inc. 39,000	2,248
❹ Rohm & Haas Co. 60,500	2,378
RPM International, Inc. 141,000	2,037
	15,286
Consumer Durables 2.1%	
❼ Black & Decker Corp. 47,700	2,281
Maytag Corp. 77,100	1,958
	4,239
Electronics 2.1%	
Acuity Brands, Inc. 98,500	2,118
PerkinElmer, Inc. 116,500	2,098
	4,216

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Food & Agriculture 3.2%	
ConAgra Foods, Inc. 88,200	2,103
H.J. Heinz Co. 62,000	2,190
Kellogg Co. 65,900	2,183
	6,476
Healthcare / Drugs & Medicine 1.9%	
Bristol-Myers Squibb Co. 86,700	2,199
Merck & Co., Inc. 39,200	1,735
	3,934
Household Products 3.2%	
Clorox Co. 47,500	2,152
The Gillette Co. 68,000	2,169
Procter & Gamble Co. 22,600	2,221
	6,542
Insurance 5.2%	
The Allstate Corp. 56,200	2,220
Cincinnati Financial Corp. 53,400	2,185
Lincoln National Corp. 50,200	2,004
Marsh & McLennan Cos., Inc. 44,700	1,911
Mercury General Corp. 47,100	2,239
	10,559
Media 1.1%	
R.R. Donnelley & Sons Co. 84,600	**2,200**
Miscellaneous 1.1%	
❾ 3M Co. 28,700	**2,264**
Miscellaneous Finance 4.1%	
Citigroup, Inc. 46,300	2,195
GreenPoint Financial Corp. 70,700	2,202
Washington Federal, Inc. 68,900	1,815
Washington Mutual, Inc. 51,500	2,253
	8,465
Non-Durables & Entertainment 1.1%	
Fortune Brands, Inc. 34,500	**2,248**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Oil: Domestic 1.1%	
Kerr-McGee Corp. 52,600	**2,183**
Oil: International 2.2%	
❺ ChevronTexaco Corp. 31,800	2,363
Exxon Mobil Corp. 60,800	2,224
	4,587
Optical & Photo 0.2%	
Eastman Kodak Co. 16,900	**413**
Paper & Forest Products 0.7%	
Rayonier, Inc. 33,100	**1,392**
Producer Goods & Manufacturing 4.2%	
Briggs & Stratton Corp. 34,300	2,230
Harsco Corp. 55,700	2,134
Hubbell, Inc., Class B 51,300	2,197
Lennox International, Inc. 128,000	2,117
	8,678
Railroad & Shipping 1.0%	
Alexander & Baldwin, Inc. 69,200	**2,146**
Retail 3.3%	
Albertson's, Inc. 95,200	1,931
Federated Department Stores, Inc. 46,600	2,216
Limited Brands, Inc. 120,800	2,126
RadioShack Corp. 16,000	480
	6,753
Steel 0.7%	
Worthington Industries, Inc. 98,400	**1,435**
Telephone 6.4%	
Alltel Corp. 47,300	2,236
AT&T Corp. 111,600	2,075
BellSouth Corp. 83,600	2,199
SBC Communications, Inc. 92,000	2,206
Sprint Corp. (FON Group) 137,800	2,205
Verizon Communications, Inc. 64,300	2,160
	13,081

Security and Number of Shares	Mkt. Value ($ x 1,000)
Tobacco 1.1%	
Altria Group, Inc. 47,300	**2,199**
Travel & Recreation 1.1%	
⑩ Brunswick Corp. 76,200	**2,261**
Utilities: Electric & Gas 17.6%	
Centerpoint Energy, Inc. 219,000	2,148
CH Energy Group, Inc. 38,000	1,664
Constellation Energy Group, Inc. 61,200	2,226
DPL, Inc. 120,000	2,186
Duquesne Light Holdings, Inc. 122,000	1,961
Energy East Corp. 95,800	2,151
Exelon Corp. 34,200	2,170
FirstEnergy Corp. 63,100	2,170
Great Plains Energy, Inc. 68,100	2,171
Hawaiian Electric Industries, Inc. 48,500	2,220
National Fuel Gas Co. 77,800	1,739
OGE Energy Corp. 70,200	1,601
PPL Corp. 44,600	1,781
Puget Energy, Inc. 94,200	2,141
UGI Corp. 70,800	2,181
Westar Energy, Inc. 106,900	2,137
WGL Holdings, Inc. 64,100	1,772
WPS Resources Corp. 38,100	1,689
	36,108

Security Rate, maturity date	Face value ($ x 1,000)	Mkt. value ($ x 1,000)
Short-Term Investments 1.8% of net assets		
Bank One, Grand Cayman Time Deposit 0.50%, 11/01/03	3,600	3,600
Brown Brothers Harriman, Grand Cayman Time Deposit 0.50%, 11/01/03	30	30
		3,630

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at market value	$207,622
Receivables:	
Fund shares sold	2,643
Dividends	485
Reimbursement from adviser	40
Prepaid expenses	+ 41
Total assets	**210,831**

The fund paid $197,992 for these securities. Not counting short-term obligations and government securities, the fund paid $198,508 for securities during the report period and received $3,754 from securities it sold or that matured.

Liabilities

Payables:	
Fund shares redeemed	64
Investments bought	5,910
Accrued expenses	+ 55
Total liabilities	**6,029**

Net Assets

Total assets	210,831
Total liabilities	− 6,029
Net assets	**$204,802**

Net Assets by Source

Capital received from investors	194,602
Net investment income not yet distributed	931
Net realized capital losses	(361)
Net unrealized capital gains	9,630

Net asset value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$93,916		8,862		$10.60
Select Shares®	$110,886		10,463		$10.60

Federal Tax Data

Portfolio Cost	$198,085
Net unrealized gains and losses:	
Gains	$11,856
Losses	+ (2,319)
	$9,537
Undistributed earnings:	
Ordinary income	$931
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2011	$268

Statement of
Operations

For September 2, 2003 (commencement of operations) through October 31, 2003.
All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$925
Interest	+ 6
Total investment income	**931**

Net Realized Gains and Losses

Net realized losses on investments sold	**(361)**

Calculated as 0.85% of average daily net assets.

Net Unrealized Gains and Losses

Net unrealized gains on investments	**9,630**

Expenses

Investment adviser and administrator fees	232
Transfer agent and shareholder service fees:	
Investor Shares	30
Select Shares®	15
Trustees' fees	1
Custodian fees	3
Portfolio accounting fees	7
Professional fees	17
Registration fees	19
Shareholder reports	18
Other expenses	+ 1
Total expenses	343
Expense reduction	− 343
Net expenses	**−**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income	**931**
Net expenses	**−**
Net investment income	**931**
Net realized losses	**(361)**
Net unrealized gains	**+ 9,630**
Increase in net assets from operations	**$10,200**

Includes $232 from the investment adviser (CSIM) and $46 from the transfer agent and shareholder service agent (Schwab). In addition, the total expenses reimbursed by the investment adviser was $65. These reductions reflect a guarantee by CSIM and Schwab to limit the annual operating expenses of this fund through May 3, 2004 at 0.00% for both Investor Shares and Select® shares.

These add up to a net gain on investments of $9,269.

See financial notes. 41

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on September 2, 2003, it has no prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	9/2/03–10/31/03
Net investment income	$931
Net realized losses	(361)
Net unrealized gains	+ 9,630
Increase in net assets from operations	**$10,200**

Transactions in Fund Shares

	9/2/03–10/31/03	
	SHARES	VALUE
Shares Sold		
Investor Shares	9,018	$90,936
Select Shares	+ 10,753	108,229
Total shares sold	**19,771**	**$199,165**
Shares Redeemed		
Investor Shares	(156)	($1,596)
Select Shares	+ (290)	(2,967)
Total shares redeemed	**(446)**	**($4,563)**
Net transactions in fund shares	**19,325**	**$194,602**

Shares Outstanding and Net Assets

	9/2/03–10/31/03	
	SHARES	NET ASSETS
Beginning of period	—	$—
Total increase	+ 19,325	204,802
End of period	**19,325**	**$204,802**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $931 at the end of the current period.

Schwab Small-Cap Equity Fund™

Financial Statements

Financial Highlights

Investor Shares	7/1/03[1]–10/31/03
Per-Share Data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment loss	(0.02)
Net realized and unrealized gains	1.83
Total income from investment operations	1.81
Net asset value at end of period	11.81
Total return (%)	18.10[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	1.30[3]
Gross operating expenses	1.73[3]
Net investment loss	(0.54)[3]
Portfolio turnover rate	39[2]
Net assets, end of period ($ x 1,000,000)	26

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

Select Shares®	7/1/03[1]– 10/31/03
Per-share data ($)	
Net asset value at beginning of period	10.00
Income or loss from investment operations:	
Net investment loss	(0.01)
Net realized and unrealized gains	1.82
Total income from investment operations	1.81
Net asset value at end of period	11.81
Total return (%)	18.10[2]
Ratios/Supplemental Data (%)	
Ratios to average net assets:	
Net operating expenses	1.12[3]
Gross operating expenses	1.58[3]
Net investment loss	(0.36)[3]
Portfolio turnover rate	39[2]
Net assets, end of period ($ x 1,000,000)	14

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

• Non-income producing security

▲ Collateral for open futures contracts

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
97.5% Common Stock	34,482	38,881
1.9% Short-Term Investment	751	751
0.2% U.S. Treasury Obligation	75	75
99.6% Total Investments	35,308	39,707
0.4% Other Assets and Liabilities, Net		144
100.0% Total Net Assets		39,851

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 97.5% of net assets

Aerospace / Defense 1.3%

•Armor Holdings, Inc. 6,200	121
•EnPro Industries, Inc. 16,700	169
•Teledyne Technologies, Inc. 13,200	217
	507

Air Transportation 0.8%

•EGL, Inc. 6,200	101
•MAIR Holdings, Inc. 28,500	200
	301

Apparel 3.6%

K-Swiss, Inc., Class A 5,400	237
Kellwood Co. 7,800	292
•Stage Stores, Inc. 7,800	224

Security and Number of Shares	Mkt. Value ($ x 1,000)
▲❹ Stride Rite Corp. 42,400	511
Wolverine World Wide, Inc. 9,000	182
	1,446

Automotive Products / Motor Vehicles 3.2%

Carlisle Cos., Inc. 2,700	155
•CSK Auto Corp. 17,300	297
•Dura Automotive Systems, Inc., Class A 18,800	181
▲❼ Oshkosh Truck Corp. 10,100	463
•Stoneridge, Inc. 13,100	179
	1,275

Banks 6.0%

Anchor Bancorp Wisconsin, Inc. 12,500	311
BancFirst Corp. 1,800	97
Cullen/Frost Bankers, Inc. 4,400	171
Dime Community Bancshares, Inc. 3,700	103
▲❸ First Bancorp Puerto Rico 15,700	523
▲❺ FirstFed Financial Corp. 10,500	472
Hudson United Bancorp 8,100	294
Mid-State Bancshares 6,000	146
Second Bancorp., Inc. 10,200	283
	2,400

Business Machines & Software 1.3%

Analogic Corp. 3,000	131
•Imagistics International, Inc. 8,200	263
•PTEK Holdings, Inc. 13,900	121
	515

Business Services 13.9%

•4Kids Entertainment, Inc. 6,200	152
Advo, Inc. 4,600	206
•Aether Systems, Inc. 19,800	95
•Barra, Inc. 4,300	163
Courier Corp. 2,000	110
•Credit Acceptance Corp. 10,600	124
▲Factset Research Systems, Inc. 4,200	183
•Forrester Research, Inc. 5,700	97
•Genencor International, Inc. 7,300	112
•Gentiva Health Services, Inc. 16,100	184

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Gevity HR, Inc. 8,100	122
Global Payments, Inc. 3,500	146
•GSI Commerce, Inc. 37,900	370
•Informatica Corp. 20,000	218
•infoUSA, Inc. 17,900	147
•ITT Educational Services, Inc. 6,300	314
▲John H. Harland Co. 14,800	403
•Kronos, Inc. 2,600	156
•MemberWorks, Inc. 7,900	228
•National Processing, Inc. 8,900	197
•Per-Se Technologies, Inc. 10,400	141
•Progress Software Corp. 7,600	168
•SYKES Enterprises, Inc. 21,200	198
•Tetra Tech, Inc. 10,000	225
•Transaction Systems Architects, Inc., Class A 19,100	382
•Ventiv Health, Inc. 25,400	213
•Watson Wyatt & Co. Holdings 6,800	163
•WebEx Communications, Inc. 14,200	314
	5,531

Chemicals 2.5%

Amcol International Corp. 13,500	243
Arch Chemicals, Inc. 12,300	273
•Ethyl Corp. 22,700	365
Ferro Corp. 5,000	103
	984

Construction 3.0%

Centex Construction Products, Inc. 4,400	237
Florida Rock Industries, Inc. 2,800	160
▲M/I Schottenstein Homes, Inc. 6,000	250
MDC Holdings, Inc. 4,500	303
The Ryland Group, Inc. 3,000	267
	1,217

Consumer Durables 1.5%

•Genlyte Group, Inc. 5,200	245
Kimball International, Inc., Class B 13,000	201
Stanley Furniture Co., Inc. 4,700	145
	591

Security and Number of Shares	Mkt. Value ($ x 1,000)
Electronics 11.6%	
▲Acuity Brands, Inc. 10,300	221
•Acxiom Corp. 17,500	278
•Alliant Techsystems, Inc. 4,100	212
▲•❿Aspect Communications Corp. 30,500	413
▲•Benchmark Electronics, Inc. 7,800	380
•Checkpoint Systems, Inc. 17,400	328
•Dionex Corp. 3,500	149
Harman International Industries, Inc. 3,200	410
•Interactive Data Corp. 14,700	253
•Littelfuse, Inc. 7,000	186
•Mattson Technology, Inc. 10,200	145
•Planar Systems, Inc. 15,200	352
•Radisys Corp. 7,100	139
Raven Industries, Inc. 8,200	214
•Supertex, Inc. 5,000	94
•Technitrol, Inc. 11,400	249
•Tekelec 15,300	246
•Thomas & Betts Corp. 9,100	162
•Western Wireless Corp., Class A 11,000	213
	4,644

Energy: Raw Materials 2.5%

▲•FMC Technologies, Inc. 17,400	350
•Joy Global, Inc. 10,700	204
•Plains Resources, Inc. 19,500	258
•Prima Energy Corp. 6,300	175
	987

Food & Agriculture 3.6%

•7-Eleven, Inc. 20,300	324
Corn Products International, Inc. 4,100	139
•Darling International, Inc. 42,600	120
•J & J Snack Foods Corp. 4,000	143
Lance, Inc. 13,100	170
•The Pantry, Inc. 18,800	308
Sanderson Farms, Inc. 6,400	225
	1,429

Security and Number of Shares	Mkt. Value ($ x 1,000)
Healthcare / Drugs & Medicine 10.4%	
•America Service Group, Inc. 9,300	240
Arrow International, Inc. 10,700	282
•Beverly Enterprises, Inc. 22,500	137
•Conmed Corp. 8,000	163
•DJ Orthopedics, Inc. 15,000	269
•Ii-Vi, Inc. 4,400	104
•Inamed Corp. 1,300	112
Medicis Pharmaceutical Corp., Class A 3,700	234
▲•❷ Mid Atlantic Medical Services, Inc. 9,700	567
•MIM Corp. 14,500	85
Mine Safety Appliances Co. 5,400	306
Nature's Sunshine Products, Inc. 15,200	122
•Osteotech, Inc. 21,000	170
Owens & Minor, Inc. 9,900	201
•PSS World Medical, Inc. 26,300	245
•Sierra Health Services, Inc. 6,800	158
•Techne Corp. 4,200	146
•Third Wave Technologies, Inc. 6,000	21
•Visx, Inc. 7,400	180
West Pharmaceutical Services, Inc. 4,800	159
•Wright Medical Group, Inc. 9,000	264
	4,165
Household Products 1.1%	
▲❾ Church & Dwight Co., Inc. 11,600	**432**
Insurance 3.2%	
▲ Delphi Financial Group, Inc., Class A 6,100	307
•FPIC Insurance Group, Inc. 9,000	159
Odyssey Re Holdings Corp. 12,400	260
State Auto Financial Corp. 7,100	190
•Stewart Information Services Corp. 8,300	259
•Universal American Financial Corp. 9,900	100
	1,275
Miscellaneous Finance 3.9%	
•Affiliated Managers Group, Inc. 4,500	326

Security and Number of Shares	Mkt. Value ($ x 1,000)
Cash America International, Inc. 14,600	279
Fidelity Bankshares, Inc. 4,000	108
First Financial Holdings, Inc. 5,800	175
Independent Bank Corp. Michigan 4,180	121
MB Financial, Inc. 2,900	137
McGrath RentCorp 3,600	103
•Meritage Corp. 2,800	165
Waypoint Financial Corp. 7,245	151
	1,565
Non-Durables & Entertainment 3.5%	
•Barnes & Noble.com, Inc. 43,700	101
Handleman Co. 16,400	291
•Isle of Capri Casinos, Inc. 9,100	190
▲Lone Star Steakhouse & Saloon, Inc. 17,100	374
•SCP Pool Corp. 2,900	101
•Service Corp. International 71,400	346
	1,403
Oil: Domestic 2.8%	
•Clayton Williams Energy, Inc. 9,900	208
•Encore Acquisition Co. 12,500	288
•Houston Exploration Co. 3,900	137
•KCS Energy, Inc. 20,100	160
•Nuevo Energy Co. 8,200	161
•Universal Compression Holdings, Inc. 7,600	167
	1,121
Paper & Forest Products 0.3%	
Wausau-Mosinee Paper Corp. 10,700	**132**
Producer Goods & Manufacturing 6.2%	
Aptargroup, Inc. 6,900	247
Cognex Corp. 6,300	169
Franklin Electric Co., Inc. 5,100	311
▲❶ Graco, Inc. 15,600	594
Lennox International, Inc. 12,600	209
MSC Industrial Direct Co., Class A 6,400	151
Nordson Corp. 4,300	119
▲•Oceaneering International, Inc. 8,400	194

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Sauer-Danfoss, Inc. 20,400	289
Tennant Co. 5,100	202
	2,485

Railroad & Shipping 1.1%

Alexander & Baldwin, Inc. 7,000	217
•OMI Corp. 34,400	232
	449

Real Property 0.5%

•Trammell Crow Co. 13,500	**184**

Retail 3.7%

•Borders Group, Inc. 12,500	283
▲•The Men's Wearhouse, Inc. 7,200	212
•Pacific Sunwear of California 9,300	215
•Pathmark Stores, Inc. 35,000	240
Ruddick Corp. 9,700	155
•Urban Outfitters, Inc. 11,000	367
	1,472

Telephone 2.2%

•Dobson Communications Corp., Class A 19,300	167
•General Communication, Inc., Class A 25,200	249
•Inet Technologies, Inc. 10,500	141
North Pittsburgh Systems, Inc. 5,500	101
•Primus Telecommunications Group, Inc. 22,100	204
	862

Travel & Recreation 1.5%

•❽ Choice Hotels International, Inc. 13,900	459
The Marcus Corp. 9,200	138
	597

Trucking & Freight 0.9%

•Forward Air Corp. 8,200	238
•Pacer International, Inc. 5,600	116
	354

Utilities: Electric & Gas 1.4%

Central Vermont Public Service Corp. 3,900	90
▲❻ UGI Corp. 15,200	468
	558

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Short-Term Investment 1.9% of net assets		
Bank One, Grand Cayman Time Deposit 0.50%, 11/01/03	751	**751**
U.S. Treasury Obligation 0.2% of net assets		
▲U.S. Treasury Bill 0.93%, 12/18/03	75	**75**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$39,707
Receivables:	
Fund shares sold	169
Dividends	11
Prepaid expenses $+$	14
Total assets	**39,901**

Liabilities

Payables:	
Fund shares redeemed	12
Due to brokers for futures	4
Investment adviser and administrator fees	1
Accrued expenses $+$	33
Total liabilities	**50**

Net Assets

Total assets	39,901
Total liabilities $-$	50
Net assets	**$39,851**

Net Assets by Source

Capital received from investors	34,686
Net realized capital gains	736
Net unrealized capital gains	4,429

Net asset value (NAV) by Share Class

Share Class	Net Assets ÷	Shares Outstanding =	NAV
Investor Shares	$25,593	2,167	$11.81
Select Shares®	$14,258	1,207	$11.81

Unless stated, all numbers x 1,000.

The fund paid $35,308 for these securities. Not counting short-term obligations and government securities, the fund paid $45,563 for securities during the report period and received $11,693 from securities it sold or that matured.

These derive from investments and futures. As of the report date, the fund had three open Russell 2000 futures contracts due to expire on December 21, 2003, with an aggregate net contract value of $793 and net unrealized gains of $30.

Federal Tax Data

Portfolio Cost	$35,308
Net unrealized gains and losses:	
Gains	$4,809
Losses $+$	(410)
	$4,399
Undistributed earnings:	
Ordinary income	$643
Long-term capital gains	$123
Reclassifications:	
Net investment income not yet distributed	$50
Reclassified as:	
Net realized capital gains	($50)

See financial notes. 49

Statement of
Operations

For July 1, 2003 (commencement of operations) through October 31, 2003.
All numbers x 1,000.

Investment Income

Dividends		$78
Interest	+	3
Total investment income		**81**

Net Realized Gains and Losses

Net realized gains on investments sold		611
Net realized gains received on futures contracts	+	175
Net realized gains		**786**

Net Unrealized Gains and Losses

Net unrealized gains on investments		4,399
Net unrealized gains on futures contracts	+	30
Net unrealized gains		**4,429**

Expenses

Investment adviser and administrator fees		112
Transfer agent and shareholder service fees:		
Investor Shares		17
Select Shares®		4
Trustees' fees		2
Custodian fees		4
Portfolio accounting fees		6
Professional fees		16
Registration fees		6
Shareholder reports		10
Other expenses	+	1
Total expenses		178
Expense reduction	–	47
Net expenses		**131**

Increase in Net Assets from Operations

Total investment income		81
Net expenses	–	131
Net investment loss		**(50)**
Net realized gains		786
Net unrealized gains	+	4,429
Increase in net assets from operations		**$5,165**

Unless stated, all numbers x 1,000.

Calculated as 1.05% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $46 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	1.30
Select Shares	1.12

This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $5,215.

 See financial notes.

Statements of
Changes in Net Assets

For the current report period only. Because the fund commenced operations on July 1, 2003, it has no prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

		7/1/03–10/31/03
Net investment loss		($50)
Net realized gains		786
Net unrealized gains	+	4,429
Increase in net assets from operations		**$5,165**

Transactions in Fund Shares

		7/1/03–10/31/03	
		SHARES	VALUE
Shares Sold			
Investor Shares		2,272	$23,526
Select Shares	+	1,245	12,704
Total shares sold		**3,517**	**$36,230**
Shares Redeemed			
Investor Shares		(105)	($1,137)
Select Shares	+	(38)	(407)
Total shares redeemed		**(143)**	**($1,544)**
Net transactions in fund shares		**3,374**	**$34,686**

Shares Outstanding and Net Assets

		7/1/03–10/31/03	
		SHARES	NET ASSETS
Beginning of period		–	$–
Total increase	+	3,374	39,851
End of period		**3,374**	**$39,851**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There is no distributable net investment income at the end of the current period.

See financial notes.

Schwab Hedged Equity Fund™

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	9/3/02[1]– 10/31/02
Per-Share Data ($)		
Net asset value at beginning of period	9.84	10.00
Income or loss from investment operations:		
Net investment loss	(0.09)	(0.01)
Net realized and unrealized gains or losses	1.78	(0.15)
Total income or loss from investment operations	1.69	(0.16)
Net asset value at end of period	11.53	9.84
Total return (%)	17.17	(1.60)[2]
Ratios/Supplemental Data (%)		
Ratios to average net assets:		
Net operating expenses (including dividend expense on short sales)	2.37	2.39[3]
Net operating expenses (excluding dividend expense on short sales)	2.00	2.00[3]
Gross operating expenses	2.77	3.33[3]
Net investment loss	(0.90)	(0.79)[3]
Portfolio turnover rate	114	68[2]
Net assets, end of period ($ x 1,000,000)	44	32

[1] Commencement of operations.

[2] Not annualized.

[3] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top five long holdings and short positions, the number in the circle is the security's rank among their respective top five.

❶ Top five long holdings/short positions

• Non-income producing security

■ Collateral for short sales

Holdings by Category		Cost/ Proceeds ($x1,000)	Market Value ($x1,000)
103.5%	Common Stock	38,262	45,501
0.9%	Short-Term Investment	393	393
104.4%	Total Investments	38,655	45,894
(26.3)%	Short Sales	(10,830)	(11,537)
21.9%	Other Assets and Liabilities, Net		9,611
100.0%	Total Net Assets		43,968

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 103.5% of net assets

Aerospace / Defense 2.1%

Lockheed Martin Corp. 5,800	269
■❶ Rockwell International Corp. 11,400	354
■ United Technologies Corp. 3,500	296
	919

Air Transportation 0.4%

■ Fedex Corp. 2,100	**159**

Apparel 0.3%

Timberland Co. 2,300	**120**

Automobile Products / Motor Vehicles 3.6%

Advance Auto Parts, Inc. 300	23

Security and Number of Shares	Mkt. Value ($ x 1,000)
• American Axle & Manufacturing Holdings, Inc. 6,300	218
■ Carlisle Cos., Inc. 5,800	333
■❹ Eaton Corp. 3,400	341
Ford Motor Co. 18,500	224
• Lear Corp. 5,400	314
Oshkosh Truck Corp. Class B 3,100	142
	1,595

Banks 7.6%

Associated Bancorp. 5,600	231
BancorpSouth, Inc. 2,600	61
Bank of America Corp. 3,500	265
Commerce Bancshares, Inc. 5,950	285
Cullen Frost Bankers, Inc. 5,500	213
■ Doral Financial Corp. 5,500	278
First Bancorp Puerto Rico 2,100	70
First Midwest Bancorp, Inc. 3,916	121
Hudson City Bancorp, Inc. 2,600	90
National City Corp. 8,300	271
PNC Financial Services Corp. 4,900	262
Popular, Inc. 7,006	315
■ UnionBanCal Corp. 5,200	282
Wachovia Corp. 6,800	312
Zions Bancorp. 4,649	285
	3,341

Business Machines & Software 3.1%

■• Cisco Systems, Inc. 15,400	323
■• Lexmark International, Inc., Class A 3,700	272
• Storage Technology Corp. 11,400	275
• Sybase, Inc. 16,200	290
• Xerox Corp. 20,000	210
	1,370

Business Services 4.6%

• Cendant Corp. 3,200	65
■• Citrix Systems, Inc. 12,516	317
Factset Research Systems, Inc. 6,100	266
Global Payments, Inc. 1,800	75
■• GTech Holdings Corp. 6,300	282
IMS Health, Inc. 13,400	315

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• National Processing, Inc. 1,000	22
• Polycom, Inc. 4,400	88
• Republic Services, Inc., Class A 11,900	277
• VeriSign, Inc. 20,000	317
	2,024
Chemical 3.7%	
Albemarle Corp. 1,000	27
• Cytec Industries, Inc. 6,200	216
■ E.I. Du Pont de Nemours & Co. 7,000	283
• Hercules, Inc. 11,500	120
Lubrizol Corp. 1,900	58
Monsanto Co. 11,600	291
PPG Industries, Inc. 5,000	288
Rohm & Haas Co. 8,400	330
	1,613
Construction 2.5%	
D.R. Horton, Inc. 4,400	175
KB Home 4,800	329
The Ryland Group, Inc. 3,400	302
The Sherwin-Williams Co. 9,100	305
	1,111
Consumer Durables 1.4%	
■ Black & Decker Corp. 6,600	316
■• Rent-A-Center, Inc. 9,250	289
	605
Containers 1.1%	
Crown Cork & Seal Co., Inc. 20,000	158
• Pactiv Corp. 14,100	311
	469
Electronics 6.1%	
■• Amkor Technology, Inc. 16,720	315
• Applied Micro Circuits Corp. 1,700	10
Benchmark Electronics, Inc. 6,200	302
• Globespan, Inc. 20,000	123
❺ Intel Corp. 10,100	334
Motorola, Inc. 20,000	271

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Nextel Communications, Inc., Class A 13,600	329
■• Plantronics, Inc. 11,100	309
Scientific Atlanta, Inc. 9,000	266
• Synopsys, Inc. 10,100	320
• Tektronix, Inc. 600	16
• Thermo Electron Corp. 3,200	70
• Waters Corp. 300	9
	2,674
Energy: Raw Materials 1.2%	
Devon Energy Corp. 1,300	63
EOG Resources, Inc. 6,800	286
• FMC Technologies, Inc. 8,600	173
	522
Food & Agriculture 3.3%	
7-Eleven, Inc. 4,700	75
Corn Products International, Inc. 4,500	153
Dean Foods Co. 4,000	121
Fresh Del Monte Produce, Inc. 10,300	257
Hershey Foods Corp. 4,200	324
Kellogg Co. 4,500	149
PepsiAmericas, Inc. 5,000	75
Tyson Foods, Inc. 19,700	281
	1,435
Healthcare / Drugs & Medicine 7.3%	
■ Bausch & Lomb, Inc. 6,800	327
Becton Dickinson & Co. 7,500	274
Bristol-Meyers Squibb Co. 700	18
■ C.R. Bard, Inc. 3,600	288
■• Coventry Healthcare, Inc. 5,000	274
• Cytec Corp. 20,000	258
• DaVita, Inc. 8,200	288
■• Health Net, Inc. 8,800	278
ICN Pharmaceuticals, Inc. 15,300	295
• Manor Care, Inc. 2,400	80
Medicis Pharmaceutical Corp., Class A 200	13
■ Mylan Laboratories, Inc. 11,550	279
■• Pacificare Health Systems, Inc. 600	36

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Pediatrix Medical Group, Inc. 500	27
United Healthcare Corp. 5,300	270
• Universal Health Services, Inc., Class B 4,300	202
	3,207

Household Products 2.7%

Church & Dwight, Inc. 5,900	220
■ Clorox Co. 6,100	276
• Estee Lauder Cos., Inc., Class A 8,400	314
Gillette Co. 1,700	54
Procter & Gamble Co. 3,100	305
The Dial Corp. 1,800	43
	1,212

Insurance 8.1%

AFLAC, Inc. 9,100	332
Allstate Corp. 7,700	304
AMBAC, Inc. 500	35
Delphi Financial Group Inc., Class A 1,600	81
■ Fidelity National Financial, Inc. 9,450	292
■ First American Financial Corp. 11,000	315
■ Marsh & McLennan Cos., Inc. 5,900	252
Metlife, Inc. 5,000	157
Odyssey Re Holdings Corp. 3,800	80
Old Republic International Corp. 8,600	309
• Principal Financial Group, Inc. 9,100	285
■ The Progressive Corp. 4,200	310
Safeco Corp. 8,091	297
• StanCorp. Financial Group, Inc. 3,600	227
Torchmark Corp. 400	18
W.R. Berkley Corp. 7,450	256
	3,550

Media 4.8%

■ Blockbuster, Inc. 13,800	266
• EchoStar Communications Corp. 7,871	302
Harte-Hanks Communications, Inc. 6,400	127
McClatchy Co., Class A 1,900	123
McGraw Hill Cos., Inc. 3,400	228

Security and Number of Shares	Mkt. Value ($ x 1,000)
Media General, Inc. 1,500	99
■ Meredith Corp. 6,500	315
• ❷ PanAmSat Corp. 17,082	354
Readers Digest Association, Inc. 13,600	200
Tribune Co. 2,200	108
	2,122

Miscellaneous 1.2%

■ 3M Co. 4,200	331
• SpectraSite, Inc. 5,200	202
	533

Miscellaneous Finance 7.3%

• Affiliated Managers Group, Inc. 4,400	319
■ The Bear Stearns Cos., Inc. 3,700	282
Citigroup, Inc. 600	28
Countrywide Credit Industries, Inc. 3,000	315
• E*TRADE Group, Inc. 20,000	206
■ Fannie Mae 4,100	294
GreenPoint Financial Corp. 8,100	252
Independence Community Bank Corp. 7,964	293
IndyMac Bankcorp., Inc. 6,000	176
■ Legg Mason, Inc. 4,000	333
Lehman Brothers Holdings, Inc. 4,000	288
MBNA Corp. 3,500	87
Morgan Stanley 600	33
■ Nuveen Investments, Inc. 2,100	59
SLM Corp. 6,600	259
• WFS Financial, Inc. 200	9
	3,233

Non-Durables & Entertainment 4.2%

• American Greetings Corp., Class A 11,000	235
■• Energizer Holdings, Inc. 8,400	309
■ Fortune Brands, Inc. 5,000	326
Hasbro, Inc. 15,200	331
• Marvel Enterprises, Inc. 700	21
• The Yankee Candle Co. 10,600	296
• Yum! Brands, Inc. 9,700	331
	1,849

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Oil: Domestic 1.4%	
Kerr-McGee Corp. 6,900	286
•Newfield Exploration Co. 7,400	294
Pogo Producing Co. 800	34
	614
Optical & Photo 1.1%	
■Eastman Kodak Co. 9,600	235
•Ingram Micro, Inc., Class A 16,100	238
	473
Paper & Forest Products 0.6%	
■International Paper Co. 1,200	47
•Packaging Corp. of America 10,100	199
	246
Producer Goods & Manufacturing 4.0%	
Briggs & Stratton Corp. 5,100	332
❸Deere & Co. 5,700	345
■•Fisher Scientific International, Inc. 7,200	290
Graco, Inc. 5,800	221
Harsco Corp. 4,400	169
Herman Miller, Inc. 9,500	218
Hon Industries, Inc. 4,900	201
	1,776
Retail 5.8%	
•Barnes & Noble, Inc. 11,100	331
Borders Group, Inc. 13,000	294
Claire's Stores, Inc. 3,800	147
Dollar General Corp. 14,000	315
■•Federated Department Stores, Inc. 6,100	290
The Gap, Inc. 16,000	305
The Neiman-Marcus Group, Inc., Class A 6,000	285
•Rite Aid Corp. 2,100	12
•Saks, Inc. 20,000	278
•Staples, Inc. 300	8
Tandy Corp. 10,000	300
	2,565

Security and Number of Shares	Mkt. Value ($ x 1,000)
Telephone 5.5%	
Alltel Corp. 900	43
■•Amdocs Ltd. 12,600	270
AT&T Corp. 3,100	58
AT&T Wireless Group 20,000	145
Avaya, Inc. 5,200	67
BellSouth Corp. 11,200	295
Century Telephone Enterprises, Inc. 8,400	300
•Commonwealth Telephone Enterprises, Inc. 5,180	211
•Crown Castle International Corp. 20,000	253
SBC Communications, Inc. 7,600	182
■Sprint Corp. 20,000	320
•Time Warner Telecom, Inc., Class A 19,986	207
Verizon Communications, Inc. 2,200	74
	2,425
Travel & Recreation 2.7%	
Brunswick Corp. 10,500	311
•Harrah's Entertainment, Inc. 7,100	309
Mariott International, Inc., Class A 6,500	281
■•MGM Mirage 8,400	298
	1,199
Trucking & Freight 1.4%	
•CNF, Inc. 8,400	294
Landstar System, Inc. 4,399	321
	615
Utilities: Electric & Gas 4.4%	
Constellation Energy Group, Inc. 8,700	316
•Edison International 15,800	311
Energy East Corp. 6,600	148
■Exelon Corp. 4,500	286
Great Plains Energy, Inc. 10,000	319
Kinder Morgan, Inc. 1,400	75
Questar Corp. 6,800	216
UGI Corp. 8,250	254
	1,925

Security and Number of Shares	Mkt. Value ($ x 1,000)
Short-Term Investment 0.9% of net assets	
Provident Institutional Funds– TempFund 392,593	**393**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Short Sales 26.3% of net assets	
Aerospace / Defense 0.4%	
The Boeing Co. 4,100	**158**
Air Transportation 0.3%	
JetBlue Airways Corp. 2,192	**126**
Alcoholic Beverages 0.4%	
Brown-Forman Corp. 600	51
Constellation Brands, Inc., Class A 3,200	100
	151
Automobile Products / Motor Vehicles 1.7%	
Genuine Parts Co. 2,000	64
Goodyear Tire & Rubber Co. 16,400	112
Navistar International Corp. 3,700	149
O'Reilly Automotive, Inc. 2,257	98
❺ Superior Industries International, Inc. 6,300	268
United Auto Group, Inc. 2,900	75
	766
Banks 0.7%	
Greater Bay Bancorp. 4,352	117
Southwest Bancorp of Texas, Inc. 5,313	191
	308

Security and Number of Shares	Mkt. Value ($ x 1,000)
Business Machines & Software 0.4%	
Comverse Technology, Inc. 9,000	162
Icon Office Solutions, Inc. 800	7
Juniper Networks, Inc. 1,200	22
	191
Business Services 2.3%	
Bearingpoint, Inc. 20,000	188
Brocade Communications Systems, Inc. 900	6
FTI Consulting, Inc. 600	12
Interpublic Group of Cos., Inc. 7,100	106
Mercury Interactive Corp. 4,100	190
National Instruments Corp. 3,500	149
Netscreen Technologies, Inc. 6,320	168
PeopleSoft, Inc. 1,800	37
Performance Food Group Co. 3,999	149
Sylvan Learning Systems, Inc. 100	3
	1,008
Chemical 1.0%	
Celgene Corp. 1,000	42
Great Lakes Chemical Corp. 10,800	232
Lyondell Petrochemical Co. 10,300	147
	421
Construction 0.1%	
Beazer Homes USA, Inc. 500	50
The Stanley Works 100	3
	53
Consumer Durables 0.5%	
Newell Rubbermaid, Inc. 10,200	**233**
Containers 0.0%	
Owens - Illinois, Inc. 1,000	**12**
Electronics 1.2%	
Advanced Fibre Communications, Inc. 2,400	58
Advanced Micro Devices, Inc. 1,400	21

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
Nvidia Corp. 7,900	140
OmniVision Technologies, Inc. 300	17
Power Intergrations, Inc. 2,100	73
Skyworks Solutions, Inc. 5,600	48
Western Digital Corp. 11,300	152
	509
Energy: Raw Materials 1.0%	
Evergreen Resources, Inc. 1,600	44
Grant Prideco, Inc. 300	4
Helmerich & Payne, Inc. 4,900	130
Key Energy Group, Inc. 4,500	39
Noble Drilling Corp. 1,000	34
Rowan Cos., Inc. 1,100	26
Tidewater, Inc. 5,600	154
	431
Food & Agriculture 1.2%	
Del Monte Foods Co. 6,800	65
Sara Lee Corp. 200	4
(4) Scotts Co., Class A 4,800	277
Sensient Technologies Corp. 9,800	188
	534
Healthcare / Drugs & Medicine 3.2%	
Alkermes, Inc. 13,696	178
Amgen, Inc. 100	6
Amylin Pharmaceuticals, Inc. 500	14
Applied Biosystems Group 11,000	254
Baxter International, Inc. 7,000	186
Cymer, Inc. 4,600	210
Diagnostic Products Corp. 800	33
Eli Lilly & Co. 1,300	87
HCA, Inc. 4,000	153
IDEC Pharmaceutical Corp. 4,400	154
Pharmaceutical Resources, Inc. 500	36
Protein Design Labs, Inc. 2,309	31
Schering-Plough Corp. 4,000	61
	1,403

Security and Number of Shares	Mkt. Value ($ x 1,000)
Household Products 0.1%	
Alberto Culver Co., Class B 400	**25**
Insurance 1.0%	
American National Insurance Co. 300	25
The Commerce Group ,Inc. 300	12
Erie Indemnity Co. 1,400	56
Hilb, Rogal & Hamilton Co. 400	12
Jefferson-Pilot Corp. 200	10
MGIC Investment Corp. 4,600	236
St. Paul Cos., Inc. 2,000	76
UnumProvident Corp. 700	11
	438
Media 0.7%	
Cablevision Systems New York Group, Class A 6,500	131
Entravision Communications Corp. 3,400	33
Scholastic Corp. 2,696	83
Valassis Communications, Inc. 1,600	42
	289
Miscellaneous Finance 1.3%	
Americredit Co. 4,500	60
(3) Astoria Financial Corp. 8,100	281
Janus Capital Group, Inc. 1,300	18
Leucadia National Corp. 100	4
MAF Bancorp, Inc. 4,498	189
Staten Island Bancorp, Inc. 100	2
Waddell & Reed Financial, Inc. 500	11
	565
Non-Durables & Entertainment 0.5%	
The Cheesecake Factory, Inc. 2,000	80
Krispy Kreme Doughnuts, Inc. 1,900	82
Ruby Tuesday, Inc. 2,800	77
	239

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Oil: Domestic 1.3%	
Ashland Oil, Inc. 5,000	186
Murphy Oil Corp. 3,000	177
National Oilwell, Inc. 800	15
Premcor, Inc. 5,400	128
Spinnaker Exploration Co. 3,100	79
	585
Paper & Forest Products 0.0%	
Smurfit-Stone Container Corp. 100	**2**
Producer Goods & Manufacturing 1.5%	
AGCO Corp. 3,800	68
Avery Dennison Corp. 2,700	142
Fastenal Co. 4,992	222
Grainger, Inc. 1,900	87
Pentair, Inc. 100	4
Teleflex, Inc. 3,100	143
Timken Co. 400	7
	673
Railroad & Shipping 0.4%	
CSX Corp. 3,900	124
Norfolk Southern Corp. 1,900	38
	162
Retail 1.5%	
❷ 99 Cents Only Stores 9,600	286
Carmax, Inc. 2,400	76
Fred's, Inc. 200	8
Kohls Corp. 900	50
Pier 1 Imports, Inc. 2,200	51
Target Corp. 500	20
Whole Foods Market, Inc. 2,500	148
Winn Dixie Stores, Inc. 800	6
	645

Security and Number of Shares	Mkt. Value ($ x 1,000)
Telephone 0.0%	
Sonus Networks, Inc. 300	3
Telephone & Data Systems, Inc. 100	6
United States Cellular Corp. 300	10
	19
Tobacco 0.3%	
UST, Inc. 4,200	**143**
Travel & Recreation 1.2%	
Carnival Corp. 6,400	224
❶ Mandalay Resort Group 7,600	298
	522
Utilities: Electric & Gas 2.1%	
Allegheny Power System, Inc. 8,400	89
Consolidated Edison, Inc. 1,500	61
El Paso Energy Corp. 6,300	46
Equitable Resources, Inc. 3,900	161
Northeast Utilities 300	5
Piedmont Natural Gas Co., Inc. 600	24
Pinnacle West Capital Co. 3,500	128
Public Service Enterprise Group, Inc. 2,100	86
Scana Corp. 4,100	140
Teco Energy, Inc. 9,300	122
Texas Genco Holding, Inc. 1,300	39
TXU Corp. 1,100	25
	926

End of short sale positions. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value		$45,894
Deposits with broker for short sales		9,185
Receivables:		
Fund shares sold		500
Interest		5
Dividends		32
Prepaid expenses	+	12
Total assets		**55,628**

Liabilities

Securities sold short, at market value		11,537
Payables:		
Dividends on short sales		4
Fund shares redeemed		68
Investment adviser and administrator fees		3
Transfer agent and shareholder service fees		1
Accrued expenses	+	47
Total liabilities		**11,660**

Net Assets

Total assets		55,628
Total liabilities	–	11,660
Net assets		**$43,968**

Net Assets by Source

Capital received from investors	37,821
Net realized capital losses	(385)
Net unrealized capital gains	6,532

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$43,968		3,815		$11.53

Unless stated, all numbers x 1,000.

The fund paid $38,655 for these securities. Not counting short-term obligations and government securities, the fund paid $47,778 for securities during the report period and received $42,802 from securities it sold or that matured.

The proceeds for securities sold short is $10,830.

These derive from investments and short sales.

Federal Tax Data

Portfolio cost		$38,781
Net unrealized gains and losses:		
Gains		$7,503
Losses	+	(390)
		$7,113
Undistributed earnings:		
Ordinary income		$–
Long-term capital gains		$–
Unused capital losses:		
Expires 10/31 of:		Loss amount:
2010		$46
2011	+	214
		$260
Reclassifications:		
Net investment income not yet distributed		$338
Reclassified as:		
Capital received from investors		($338)

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$488
Interest	+ 62
Total investment income	**550**

Net Realized Gains and Losses

Net realized losses on short sales	(1,725)
Net realized gains on investments sold	1,490
Net realized losses	**(235)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	7,974
Net unrealized losses on short sales	+ (1,271)
Net unrealized gains	**6,703**

Expenses

Investment adviser and administrator fees	656
Transfer agent and shareholder service fees	94
Trustees' fees	5
Custodian and portfolio accounting fees	61
Professional fees	39
Registration fees	11
Shareholder reports	30
Other expenses	+ 4
Total expenses before short sales	900
Dividends on short sales	138
Expense reduction	+ (150)
Net expenses	**888**

Increase in Net Assets from Operations

Total investment income	550
Net expenses	− 888
Net investment loss	**(338)**
Net realized losses	(235)
Net unrealized gains	+ 6,703
Increase in net assets from operations	**$6,130**

Calculated as 1.75% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

This reduction was made by the investment adviser (CSIM). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 29, 2004, to 2.00% of average daily net assets. This limit doesn't include interest, taxes, certain non-routine expenses and expenses for dividends on securities sold short.

These add up to a net gain on investments of $6,468.

Statement of
Changes in Net Assets

For the current and prior report period. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/02–10/31/03	9/3/02*–10/31/02
Net investment loss	($338)	($35)
Net realized losses	(235)	(150)
Net unrealized gains or losses	+ 6,703	(171)
Increase or decrease in net assets from operations	**$6,130**	**($356)**

Transactions in Fund Shares

	11/1/02–10/31/03		9/3/02–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	1,672	$17,074	3,397	$33,733
Shares redeemed	+ (1,153)	(11,663)	(101)	(950)
Net transactions in fund shares	**519**	**$5,411**	**3,296**	**$32,783**

The fund charges 1.50% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$42
Prior period	$14

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/02–10/31/03		9/3/02–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,296	$32,427	–	$ –
Total increase	+ 519	11,541	3,296	32,427
End of period	**3,815**	**$43,968**	**3,296**	**$32,427**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There is no distributable net investment income at the end of the current and prior period.

* Commencement of operations.

Communications Focus Fund

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)				
Net asset value at beginning of period	2.84	4.16	8.13	10.00
Income or loss from investment operations:				
Net investment income or loss	0.02	0.03	(0.00)[2]	0.00[2]
Net realized and unrealized gains or losses	0.74	(1.35)	(3.97)	(1.87)
Total income or loss from investment operations	0.76	(1.32)	(3.97)	(1.87)
Less distributions:				
Dividends from net investment income	(0.03)	—	(0.00)[2]	—
Net asset value at end of period	3.57	2.84	4.16	8.13
Total return (%)	26.87	(31.73)	(48.82)	(18.70)[3]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	1.03[4]	0.89	0.89[5]	0.89[6]
Gross operating expenses	1.77	1.68	1.30	1.71[6]
Net investment income or loss	0.45	0.69	(0.02)	0.07[6]
Portfolio turnover rate	179	94	154	45[3]
Net assets, end of period ($ x 1,000,000)	11	9	16	32

[1] Commencement of operations.
[2] Per-share amount was less than $0.01.
[3] Not annualized.
[4] The ratio of net operating expenses would have been 1.04% if certain non-routine expenses (interest expense) had been included.
[5] The ratio of net operating expenses would have been 0.90% if certain non-routine expenses (interest expense) had been included.
[6] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security

	Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.0%	**Common Stock**	10,466	11,084
0.2%	**Short-Term Investment**	16	16
100.2%	**Total Investments**	**10,482**	**11,100**
7.5%	**Collateral Invested for Securities on Loan**	831	831
(7.7)%	**Other Assets and Liabilities, Net**		(849)
100.0%	**Total Net Assets**		**11,082**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 100.0% of net assets	
Business Machines & Software 3.1%	
• PTEK Holdings, Inc. 40,000	**348**
Business Services 3.1%	
• Aether Systems, Inc. 71,000	**341**
Construction 3.5%	
•❻ SBA Communications Corp. 96,500	**392**
Electronics 3.1%	
• Hungarian Telephone & Cable 34,900	**339**
Media 7.3%	
• EchoStar Communications Corp., Class A 9,300	356
•❶ PanAmSat Corp. 22,100	458
	814

Security and Number of Shares	Mkt. Value ($ x 1,000)
Telephone 79.9%	
Alltel Corp. 7,300	345
❾ AT&T Corp. 20,500	381
• AT&T Wireless Services, Inc. 50,734	368
❹ BellSouth Corp. 15,937	419
CenturyTel, Inc. 9,600	343
•❿ Cincinnati Bell, Inc. 74,300	380
• Citizens Communications Co. 28,600	356
• Commonwealth Telephone Enterprises, Inc. 8,100	330
•❸ Crown Castle International Corp. 33,800	428
CT Communications, Inc. 24,900	346
• Dobson Communications Corp., Class A 42,300	367
•❼ General Communication, Inc., Class A 39,000	385
Hickory Tech Corp. 30,900	369
•❺ Nextel Communications, Inc., Class A 16,900	409
North Pittsburgh Systems, Inc. 20,300	373
• Price Communications Corp. 24,100	303
•❷ Primus Telecommunications Group, Inc. 49,400	456
SBC Communications, Inc. 14,404	345
Sprint Corp. (FON Group) 23,300	373
• Sprint Corp. (PCS Group) 73,600	320
• Talk America Holdings, Inc. 28,700	358
•❽ Time Warner Telecom, Inc., Class A 37,000	383
• US LEC Corp., Class A 69,000	364
Verizon Communications, Inc. 10,382	349
	8,850

 See financial notes.

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)

Short-Term Investment
0.2% of net assets

Brown Brothers Harriman, Grand Cayman Time Deposit 0.50%, 11/01/03	16	**16**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares	Mkt. Value ($ x 1,000

Collateral Invested for Securities on Loan
7.5% of net assets

Other Investment Companies

Securities Lending Investment Fund 830,650	**831**

End of collateral invested for securities on loan.

For totals, please see the first page of holdings for this fund.

Statement of

Assets and liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $782 of securities on loan)	$11,100
Collateral held for securities on loan	831
Receivables:	
Dividends	15
Reimbursement from adviser	4
Prepaid expenses	+ 5
Total assets	**11,955**

Liabilities

Collateral held for securities on loan	831
Payables:	
Fund shares redeemed	13
Accrued expenses	+ 29
Total liabilities	**873**

Net Assets

Total assets	11,955
Total liabilities	− 873
Net assets	**$11,082**

Net Assets by Source

Capital received from investors	37,051
Net investment income not yet distributed	43
Net realized capital losses	(26,630)
Net unrealized capital gains	618

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$11,082		3,103		$3.57

Unless stated, all numbers x 1,000.

The fund paid $10,482 for these securities. Not counting short-term obligations and government securities, the fund paid $17,697 for securities during the report period and received $18,215 from securities it sold or that matured.

Federal Tax Data

Portfolio Cost	$10,814
Net unrealized gains and losses:	
Gains	$1,264
Losses	+ (978)
	$286
Undistributed earnings:	
Ordinary income	$43
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$1,226
2009	13,397
2010	8,364
2011	+ 3,311
	$26,298

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$146
Interest	+ 1
Total investment income	**147**

An additional $4 was withheld for foreign taxes.

Net Realized Gains and Losses

Net realized losses on investments sold	**(2,109)**

Calculated as 0.54% of average daily net assets.

Net Unrealized Gains and Losses

Net unrealized gains on investments	**4,443**

Expenses

Investment adviser and administrator fees	54
Transfer agent and shareholder service fees	25
Trustees' fees	4
Custodian fees	36
Portfolio accounting fees	1
Professional fees	26
Registration fees	10
Shareholder reports	19
Other expenses	+ 1
Total expenses	176
Expense reduction	− 73
Net expenses	**103**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $53 from the investment adviser (CSIM) and $12 from the transfer agent and shareholder service agent (Schwab). In addition, the total expenses reimbursed by the investment adviser was $8. These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. Prior to March 1, 2003, this limit was 0.89%. This limit doesn't include interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income	147
Net expenses	− 103
Net investment income	**44**
Net realized losses	(2,109)
Net unrealized gains	+ 4,443
Increase in net assets from operations	**$2,378**

These add up to a net gain on investments of $2,334.

See financial notes. 67

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$44	$86
Net realized losses	(2,109)	(6,355)
Net unrealized gains	+ 4,443	1,679
Increase or decrease in net assets from operations	**2,378**	**(4,590)**

Distributions Paid

Dividends from net investment income	**$87**	**$–**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	825	$2,570	655	$2,313
Shares reinvested	27	78	–	–
Shares redeemed	+ (1,019)	(3,138)	(1,190)	(4,283)
Net transactions in fund shares	**(167)**	**($490)**	**(535)**	**($1,970)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,270	$9,281	3,805	$15,841
Total increase or decrease	+ (167)	1,801	(535)	(6,560)
End of period	**3,103**	**$11,082**	**3,270**	**$9,281**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:	
Ordinary Income	$87
Long-term capital gains	$–
Prior period:	
Ordinary Income	$–
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$6
Prior period	$4

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $43 and $86 at the end of the current period and prior period, respectively.

 See financial notes.

Financial Services Focus Fund

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)				
Net asset value at beginning of period	9.44	9.75	11.86	10.00
Income or loss from investment operations:				
Net investment income	0.11	0.12	0.09	0.04
Net realized and unrealized gains or losses	2.37	(0.28)	(1.76)	1.82
Total income or loss from investment operations	2.48	(0.16)	(1.67)	1.86
Less distributions:				
Dividends from net investment income	(0.15)	(0.09)	(0.06)	–
Distributions from net realized gains	–	(0.06)	(0.38)	–
Total distributions	(0.15)	(0.15)	(0.44)	–
Net asset value at end of period	11.77	9.44	9.75	11.86
Total return (%)	26.68	(1.78)	(14.51)	18.60[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	1.03[3]	0.89	0.89	0.89[4]
Gross operating expenses	1.49	1.32	1.23	1.99[4]
Net investment income	1.05	1.20	0.75	1.04[4]
Portfolio turnover rate	181	131	151	40[2]
Net assets, end of period ($ x 1,000,000)	18	17	21	24

[1] Commencement of operations.

[2] Not annualized.

[3] The ratio of net operating expenses would have been 1.04% if certain non-routine expenses (interest expense) had been included.

[4] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

- ❶ Top ten holding
- • Non-income producing security

Holdings by Category		Cost ($x1,000)	Market Value ($x1,000)
100.1%	**Common Stock**	16,183	18,472
100.1%	**Total Investments**	**16,183**	**18,472**
1.4%	**Collateral Invested for Securities on Loan**	249	249
(1.5)%	**Other Assets and Liabilities, Net**		(271)
100.0%	**Total Net Assets**		**18,450**

Security and Number of Shares	Mkt. Value ($ x 1,000)
Common Stock 100.1% of net assets	
Banks 32.8%	
Anchor Bancorp Wisconsin, Inc. 14,000	349
Associated Banc-Corp. 9,000	370
BancFirst Corp. 2,500	135
Bancorpsouth, Inc. 16,000	376
Bank of America Corp. 4,480	339
❺ Bank of Hawaii Corp. 10,100	398
❹ City National Corp. 6,700	403
Doral Financial Corp. 7,400	374
First Bancorp Puerto Rico 11,200	373
First Community Bancshares, Inc. Virginia 4,400	156
• FirstFed Financial Corp. 8,400	378
National City Corp. 11,700	382
OceanFirst Financial Corp. 11,200	293
❽ Popular, Inc. 8,800	396
Second Bancorp., Inc. 8,000	222
UnionBanCal Corp. 6,900	374
Wachovia Corp. 8,000	367
Zions Bancorp. 6,000	368
	6,053
Business Machines & Software 2.0%	
Landamerica Financial Group, Inc. 7,500	**375**
Insurance 29.7%	
Aetna, Inc. 5,700	326
AFLAC, Inc. 10,500	383
AMBAC Financial Group, Inc. 5,000	354
Delphi Financial Group, Inc., Class A 7,000	353
Fidelity National Financial, Inc. 12,000	371
First American Corp. 13,100	375
❿ Metlife, Inc. 12,200	383
Odyssey Re Holdings Corp. 17,500	367
Old Republic International Corp. 10,000	360
Principal Financial Group, Inc. 11,800	370
The Progressive Corp. 4,800	354
Reinsurance Group of America, Inc. 8,500	340
❼ Safeco Corp. 10,800	396
Stancorp Financial Group, Inc. 5,900	372
• Stewart Information Services Corp. 11,900	371
	5,475
Miscellaneous Finance 34.9%	
• Affiliated Managers Group, Inc. 5,200	377
Berkshire Hills Bancorp, Inc. 3,000	108
•❸ Capital Corp. of the West 10,800	414
❾ Cash America International, Inc. 20,200	386
Citigroup, Inc. 7,375	350
• CompuCredit Corp. 18,700	370
❶ Countrywide Financial Corp. 4,300	452
• Delta Financial Corp. 25,000	189
• E*TRADE Group, Inc. 34,200	352
Fannie Mae 5,120	367
First Financial Holdings, Inc. 3,000	90

 See financial notes.

Security and Number of Shares	Mkt. Value ($ x 1,000)
Franklin Resources, Inc. 7,600	360
GreenPoint Financial Corp. 12,250	382
Independence Community Bank Corp. 9,800	360
❻ IndyMac Bancorp, Inc. 13,500	397
Lehman Brothers Holdings, Inc. 4,900	353
MBNA Corp. 14,390	356
Nuveen Investments, Inc., Class A 12,700	356
•❷ WFS Financial, Inc. 9,500	414
	6,433

Real Property 0.7%

• Trammell Crow Co. 10,000	**136**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares	Mkt. Value ($ x 1,000)

Collateral Invested for Securities on Loan
1.4% of net assets

Other Investment Companies

Securities Lending Investment Fund 248,710	**249**

End of collateral invested for securities on loan.
For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $237 of securities on loan)		$18,472
Collateral held for securities on loan		249
Receivables:		
Fund shares sold		35
Dividends		18
Prepaid expenses	+	5
Total assets		**18,779**

Liabilities

Collateral held for securities on loan		249
Cash overdraft		40
Payables:		
Fund shares redeemed		8
Accrued expenses	+	32
Total liabilities		**329**

Net Assets

Total assets		18,779
Total liabilities	–	329
Net assets		**$18,450**

Net Assets by Source

Capital received from investors	16,958
Net investment income not yet distributed	119
Net realized capital losses	(916)
Net unrealized capital gains	2,289

Net Asset Value (NAV)

Net Assets	÷	**Shares Outstanding**	=	**NAV**
$18,450		1,567		$11.77

Unless stated, all numbers x 1,000.

The fund paid $16,183 for these securities. Not counting short-term obligations and government securities, the fund paid $30,081 for securities during the report period and received $32,579 from securities it sold or that matured.

Federal Tax Data

Portfolio Cost		$16,188
Net unrealized gains and losses:		
Gains		$2,410
Losses	+	(126)
		$2,284
Undistributed earnings:		
Ordinary income		$119
Long-term capital gains		$–
Capital losses utilized		$37
Unused capital losses:		
Expires 10/31 of:		Loss amount
2010		$911

 See financial notes.

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$347
Securities on loan	+	1
Total investment income		**348**

Net Realized Gains and Losses

Net realized gains on investments sold	**326**

Calculated as 0.54% of average daily net assets.

Net Unrealized Gains and Losses

Net unrealized gains on investments	**3,471**

Expenses

Investment adviser and administrator fees		90
Transfer agent and shareholder service fees		42
Trustees' fees		4
Custodian fees		52
Portfolio accounting fees		3
Professional fees		25
Registration fees		12
Shareholder reports		16
Other expenses	+	3
Total expenses		247
Expense reduction	−	75
Net expenses		**172**

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Increase in Net Assets from Operations

Total investment income		348
Net expenses	−	172
Net investment income		**176**
Net realized gains		326
Net unrealized gains	+	3,471
Increase in net assets from operations		**$3,973**

Includes $69 from the investment adviser (CSIM) and $5 from the transfer agent and shareholder service agent (Schwab). In addition, the total expenses reimbursed by the investment adviser was $1. These reductions reflect a guarantee by CSIM and Schwab to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. Prior to March 1, 2003, this limit was 0.89%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $3,797.

See financial notes.   73

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$176	$251
Net realized gains or losses	326	(668)
Net unrealized gains	+ 3,471	224
Increase or decrease in net assets from operations	**3,973**	**(193)**

Distributions Paid

Dividends from net investment income	260	193
Distributions from net realized gains	+ —	123
Total distributions paid	**$260**	**$316**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	231	$2,407	237	$2,445
Shares reinvested	25	236	29	290
Shares redeemed	+ (509)	(5,079)	(633)	(6,384)
Net transactions in fund shares	**(253)**	**($2,436)**	**(367)**	**($3,649)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	1,820	$17,173	2,187	$21,331
Total increase or decrease	+ (253)	1,277	(367)	(4,158)
End of period	**1,567**	**$18,450**	**1,820**	**$17,173**

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:
Ordinary income	$260
Long-term capital gains	$—

Prior period:
Ordinary income	$316
Long-term capital gains	$—

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$4
Prior period	$4

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $119 and $203 at the end of the current period and prior period, respectively.

Health Care Focus Fund

Financial Statements

Financial Highlights

	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01	7/3/00[1]–10/31/00
Per-Share Data ($)				
Net asset value at beginning of period	7.12	9.00	10.27	10.00
Income or loss from investment operations:				
Net investment income or loss	0.01	0.03	0.00[2]	(0.00)[2]
Net realized and unrealized gains or losses	1.33	(1.90)	(1.10)	0.27
Total income or loss from investment operations	1.34	(1.87)	(1.10)	0.27
Less distributions:				
Dividends from net investment income	(0.03)	(0.01)	(0.00)[2]	–
Distributions from net realized gains	–	–	(0.17)	–
Total distributions	(0.03)	(0.01)	(0.17)	–
Net asset value at end of period	8.43	7.12	9.00	10.27
Total return (%)	18.96	(20.84)	(10.94)	2.70[3]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	1.04	0.89	0.89	0.89[4]
Gross operating expenses	1.34	1.18	1.17	2.04[4]
Net investment income or loss	0.13	0.25	0.06	(0.02)[4]
Portfolio turnover rate	200	99	92	41[3]
Net assets, end of period ($ x 1,000,000)	25	21	32	28

[1] Commencement of operations.
[2] Per share amount was less than $0.01.
[3] Not annualized.
[4] Annualized.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

•   Non-income producing security

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.1% **Common Stock**	22,165	25,030
100.1% **Total Investments**	**22,165**	**25,030**
(0.1)% **Other Assets and Liabilities, Net**		(26)
100.0% **Total Net Assets**		**25,004**

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 100.1% of net assets

Business Services 13.4%

•Genesis Health Ventures, Inc. 23,000	619
•Gentiva Health Services, Inc. 55,000	627
❻ IMS Health, Inc. 29,700	699
•Invitrogen Corp. 10,000	636
•❶ Ventiv Health, Inc. 92,900	780
	3,361

Healthcare / Drugs & Medicine 76.6%

•Anthem, Inc. 9,600	657
•Arqule, Inc. 115,000	598
Arrow International, Inc. 23,000	607
Bausch & Lomb, Inc. 12,500	602
❾ Becton Dickinson & Co. 18,300	669
CNS, Inc. 53,000	639
•Coventry Health Care, Inc. 11,600	635
•❼ Cytyc Corp. 54,000	698
•❺ DaVita, Inc. 20,200	709
•❹ DJ Orthopedics, Inc. 40,400	725

Security and Number of Shares	Mkt. Value ($ x 1,000)
•Health Net, Inc. 19,400	613
•Henry Schein, Inc. 10,500	652
ICN Pharmaceuticals, Inc. 32,300	624
Johnson & Johnson 8,880	447
•Lincare Holdings, Inc. 15,700	611
•❷ Microtek Medical Holdings, Inc. 192,000	753
•Mid Atlantic Medical Services, Inc. 9,800	572
•MIM Corp. 83,000	489
Mylan Laboratories, Inc. 24,450	590
•Nutraceutical International Corp. 55,000	642
Owens & Minor, Inc. 30,500	620
•Oxford Health Plans, Inc. 14,700	595
•Pacificare Health Systems, Inc. 10,200	607
•Pediatrix Medical Group, Inc. 12,000	641
•PSS World Medical, Inc. 68,500	638
•Sierra Health Services, Inc. 27,300	636
•❽ Sybron Dental Specialties, Inc. 29,500	679
•Third Wave Technologies, Inc. 89,800	313
❸ UnitedHealth Group, Inc. 14,300	728
•Universal Health Services, Class B 13,000	612
•WellPoint Health Networks, Inc. 6,200	551
	19,152

Insurance 2.3%

Aetna, Inc. 10,100	**580**

Non-Durables & Entertainment 5.1%

•Service Corp. International 133,800	649
•Stewart Enterprises, Inc., Class A 153,000	624
	1,273

Producer Goods & Manufacturing 2.7%

•❿ Fisher Scientific International, Inc. 16,500	**664**

End of investments. For totals, please see the first page of holdings for this fund.

Statement of
Assets and Liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value	$25,030
Receivables:	
Fund shares sold	6
Dividends	2
Investments sold	179
Prepaid expenses	+ 5
Total assets	**25,222**

Liabilities

Cash overdraft	172
Payables:	
Fund shares redeemed	16
Accrued expenses	+ 30
Total liabilities	**218**

Net Assets

Total assets	25,222
Total liabilities	− 218
Net assets	**$25,004**

Net Assets by Source

Capital received from investors	31,244
Net realized capital losses	(9,105)
Net unrealized capital gains	2,865

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$25,004		2,967		$8.43

Unless stated, all numbers x 1,000.

The fund paid $22,165 for these securities. Not counting short-term obligations and government securities, the fund paid $44,025 for securities during the report period and received $44,353 from securities it sold or that matured.

Federal Tax Data

Portfolio Cost	$22,175

Net unrealized gains and losses:	
Gains	$3,366
Losses	+ (511)
	$2,855

Undistributed earnings:	
Ordinary income	$—
Long-term capital gains	$—

Unused capital losses:

Expires 10/31 of:	Loss amount
2009	$1,467
2010	3,990
2011	+ 3,638
	$9,095

Reclassifications:	
Net investment income not yet distributed	$6
Reclassified as:	
Capital received from investors	($6)

See financial notes. 77

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Investment Income

Dividends		$255
Interest		1
Securities on loan	+	1
Total investment income		**257**

Net Realized Gains and Losses

Net realized losses on investments sold	**(2,899)**

Net Unrealized Gains and Losses

Net unrealized gains on investments	**6,783**

Expenses

Investment adviser and administrator fees		119
Transfer agent and shareholder service fees		55
Trustees' fees		5
Custodian fees		39
Portfolio accounting fees		3
Professional fees		27
Registration fees		13
Shareholder reports		30
Other expenses	+	3
Total expenses		294
Expense reduction	−	66
Net expenses		**228**

Increase in Net Assets from Operations

Total investment income		257
Net expenses	−	228
Net investment income		**29**
Net realized losses		(2,899)
Net unrealized gains	+	6,783
Increase in net assets from operations		**$3,913**

Unless stated, all numbers x 1,000.

Calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $64 from the investment adviser (CSIM) and $1 from the transfer agent and shareholder service agent (Schwab). In addition, the total expense reimbursed by the investment adviser was $1. It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. Prior to March 1, 2003, this limit was 0.89%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $3,884.

78 *See financial notes.*

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment income	$29	$69
Net realized losses	(2,899)	(3,607)
Net unrealized gains or losses +	6,783	(3,051)
Increase or decrease in net assets from operations	**3,913**	**(6,589)**

Distributions Paid

	11/1/02–10/31/03	11/1/01–10/31/02
Dividends from net investment income	**$99**	**$19**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	612	$4,654	640	$5,425
Shares reinvested	13	90	2	17
Shares redeemed +	(672)	(5,019)	(1,184)	(9,378)
Net transactions in fund shares	**(47)**	**($275)**	**(542)**	**($3,936)**

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	3,014	$21,465	3,556	$32,009
Total increase or decrease +	(47)	3,539	(542)	(10,544)
End of period	**2,967**	**$25,004**	**3,014**	**$21,465**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The tax-basis components of distributions paid are:

Current period:

Ordinary Income	$99
Long-term capital gains	$–

Prior period:

Ordinary Income	$19
Long-term capital gains	$–

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$5
Prior period	$7

Dollar amounts are net of the redemption proceeds.

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

Includes distributable net investment income in the amount of $– and $64 at the end of the current period and prior period, respectively.

See financial notes.

Technology Focus Fund

Financial Statements

Financial Highlights

	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01	7/3/00[1]– 10/31/00
Per-Share Data ($)				
Net asset value at beginning of period	2.90	3.86	8.52	10.00
Income or loss from investment operations:				
Net investment loss	(0.02)	(0.02)	(0.03)	(0.02)
Net realized and unrealized gains or losses	1.44	(0.94)	(4.63)	(1.46)
Total income or loss from investment operations	1.42	(0.96)	(4.66)	(1.48)
Net asset value at end of period	4.32	2.90	3.86	8.52
Total return (%)	48.97	(24.87)	(54.69)	(14.80)[2]
Ratios/Supplemental Data (%)				
Ratios to average net assets:				
Net operating expenses	1.04	0.89	0.89	0.89[3]
Gross operating expenses	1.25	1.15	1.16	1.52[3]
Net investment loss	(0.65)	(0.57)	(0.65)	(0.63)[3]
Portfolio turnover rate	165	117	120	37[2]
Net assets, end of period ($ x 1,000,000)	43	26	39	48

[1] Commencement of operations.
[2] Not annualized.
[3] Annualized.

 See financial notes.

Portfolio Holdings as of October 31, 2003

This section shows all the securities in the fund's portfolio by industry classification and their market value, as of the report date.

We use the symbols below to designate certain characteristics. With the top ten holdings, the number in the circle is the security's rank among the top ten.

❶ Top ten holding

•   Non-income producing security

Holdings by Category	Cost ($x1,000)	Market Value ($x1,000)
100.0% Common Stock	36,335	43,019
0.3% Short-Term Investment	152	152
100.3% Total Investments	36,487	43,171
1.8% Collateral Invested for Securities on Loan	770	770
(2.1)% Other Assets and Liabilities, Net		(905)
100.0% Total Net Assets		43,036

Security and Number of Shares	Mkt. Value ($ x 1,000)

Common Stock 100.0% of net assets

Aerospace / Defense 5.5%

Lockheed Martin Corp. 14,900	692
Rockwell Collins, Inc. 30,400	834
United Technologies Corp. 9,700	822
	2,348

Business Machines & Software 17.5%

❾ Adobe Systems, Inc. 19,900	872
• Artesyn Technologies, Inc. 68,000	560
•❸ Cisco Systems, Inc. 47,260	992
• Digi International, Inc. 57,000	524
• Intergraph Corp. 30,000	782
• Lexmark International, Inc., Class A 11,600	854
• Oracle Corp. 57,148	683
• Storage Technology Corp. 25,000	602
•❼ Sybase, Inc. 50,400	902
• Xerox Corp. 73,300	770
	7,541

Security and Number of Shares	Mkt. Value ($ x 1,000)

Business Services 31.0%

• Akamai Technologies, Inc. 98,000	774
• Amdocs Ltd. 26,000	558
• Ariba, Inc. 109,800	357
• Centra Software, Inc. 37,000	107
•❺ Citrix Systems, Inc. 36,300	917
• Concord EFS, Inc. 25,000	267
• CSG Systems International, Inc. 43,500	500
• Digital Impact, Inc. 80,000	232
•❷ Epicor Software Corp. 100,000	1,011
Factset Research Systems, Inc. 14,000	611
• Forrester Research, Inc. 21,000	358
• Gartner, Inc., Class B 30,000	366
• infoUSA, Inc. 64,000	525
• Intuit, Inc. 14,600	730
• Macrovision Corp. 30,000	659
• Mobius Management Systems, Inc. 19,000	245
• MRO Software, Inc. 35,900	454
• Progress Software Corp. 28,000	618
SS&C Technologies, Inc. 33,000	726
• Sycamore Networks, Inc. 138,000	690
• SYKES Enterprises, Inc. 42,500	396
• Synopsys, Inc. 26,000	825
•❶ Transaction Systems Architects, Inc., Class A 70,000	1,400
	13,326

Electronics 34.7%

• Amkor Technology, Inc. 33,900	639
•❹ Atmel Corp. 171,400	967
•❽ Benchmark Electronics, Inc. 18,000	877
• Checkpoint Systems, Inc. 44,400	836
• Computer Network Technology Corp. 25,000	247
• Comtech Telecommunications 24,500	722
• Gerber Scientific, Inc. 30,000	237
• GlobespanVirata, Inc. 80,000	493
• Hutchinson Technology, Inc. 18,000	603
❻ Intel Corp. 27,660	914
• Komag, Inc. 40,000	754

Portfolio Holdings continued

Security and Number of Shares	Mkt. Value ($ x 1,000)
• Littelfuse, Inc. 10,000	266
• LSI Logic Corp. 42,300	391
• Mattson Technology, Inc. 59,000	838
MTS Systems Corp. 20,000	352
• National Semiconductor Corp. 7,500	305
• ON Semiconductor Corp. 145,000	623
PerkinElmer, Inc. 38,600	695
• Plantronics, Inc. 30,000	834
• QuickLogic Corp. 32,000	162
• Radisys Corp. 36,000	704
• Rofin-Sinar Technologies, Inc. 30,000	713
Scientific-Atlanta, Inc. 25,000	740
• Solectron Corp. 100,000	554
• Tekelec 30,000	483
	14,949

Healthcare / Drugs & Medicine 0.3%

• Allscripts Healthcare Solutions, Inc. 23,000	**119**

Media 1.0%

• CNET Networks, Inc. 30,000	244
• Raindance Communications, Inc. 60,000	175
	419

Producer Goods & Manufacturing 5.9%

Ametek, Inc. 16,400	772
• Catalyst Semiconductor, Inc. 60,000	434
• Compucom Systems, Inc. 115,000	587
• Safeguard Scientifics, Inc. 125,000	476
• Tyler Technologies, Inc. 35,000	277
	2,546

Telephone 4.1%

•❿ Avaya, Inc. 67,100	868
• Ditech Communications Corp. 50,000	528
• Inet Technologies, Inc. 15,000	202
• Net2Phone, Inc. 30,000	173
	1,771

Security Rate, Maturity Date	Face Value ($ x 1,000)	Mkt. Value ($ x 1,000)
Short-Term Investment 0.3% of net assets		
Bank of America, London Time Deposit 0.50%, 11/01/03	152	**152**

End of investments. For totals, please see the first page of holdings for this fund.

Security and Number of Shares	
Collateral Invested for Securities on Loan 1.8% of net assets	
Other Investment Companies	
Securities Lending Investment Fund 769,500	**770**

End of collateral invested for securities on loan. For totals, please see the first page of holdings for this fund.

Statement of
Assets and liabilities

As of October 31, 2003. All numbers x 1,000 except NAV.

Assets

Investments, at market value (including $743 of securities on loan)	$43,171
Collateral held for securities on loan	770
Receivables:	
Fund shares sold	56
Dividends	3
Investments sold	354
Prepaid expenses	+ 6
Total assets	**44,360**

Liabilities

Collateral held for securities on loan	770
Payables:	
Fund shares redeemed	11
Investments bought	506
Accrued expenses	+ 37
Total liabilities	**1,324**

Net Assets

Total assets	44,360
Total liabilities	− 1,324
Net assets	**$43,036**

Net Assets by Source

Capital received from investors	80,152
Net realized capital losses	(43,800)
Net unrealized capital gains	6,684

Net Asset Value (NAV)

Net Assets	÷	Shares Outstanding	=	NAV
$43,036		9,963		$4.32

Unless stated, all numbers x 1,000.

The fund paid $36,487 for these securities. Not counting short-term obligations and government securities, the fund paid $54,557 for securities during the report period and received $50,510 from securities it sold or that matured.

Federal Tax Data

Portfolio Cost	$36,588
Net unrealized gains and losses:	
Gains	$8,091
Losses	+ (1,508)
	$6,583
Undistributed earnings:	
Ordinary income	$—
Long-term capital gains	$—
Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	$723
2009	18,131
2010	18,148
2011	+ 6,697
	$43,699
Reclassifications:	
Net investment income not yet distributed	$200
Reclassified as:	
Capital received from investors	($200)

See financial notes. 83

Statement of
Operations

For November 1, 2002 through October 31, 2003. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$117
Interest		1
Securities on loan	+	1
Total investment income		**119**

Net Realized Gains and Losses

Net realized losses on investments sold		**(3,310)**

Net Unrealized Gains and Losses

Net unrealized gains on investments		**16,615**

Expenses

Investment adviser and administrator fees		165
Transfer agent and shareholder service fees		77
Trustees' fees		5
Custodian fees		56
Portfolio accounting fees		4
Professional fees		27
Registration fees		13
Shareholder reports		32
Other expenses	+	4
Total expenses		383
Expense reduction	–	64
Net expenses		**319**

Increase in Net Assets from Operations

Total investment income		119
Net expenses	–	319
Net investment loss		**(200)**
Net realized losses		(3,310)
Net unrealized gains	+	16,615
Increase in net assets from operations		**$13,105**

Calculated as 0.54% of average daily net assets.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% of the fund's assets. These fees are paid to Charles Schwab & Co.

For the fund's independent trustees only.

Includes $62 from the investment adviser (CSIM) and $2 from the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by CSIM and the transfer agent and shareholder service agent (Schwab) to limit the operating expenses of this fund through February 28, 2005, to 1.10% of average daily net assets. Prior to March 1, 2003, this limit was 0.89%. This limit doesn't include interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $13,305.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Operations

	11/1/02–10/31/03	11/1/01–10/31/02
Net investment loss	($200)	($211)
Net realized losses	(3,310)	(14,163)
Net unrealized gains	+ 16,615	4,018
Increase or decrease in net assets from operations	**$13,105**	**($10,356)**

Transactions in Fund Shares

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	VALUE	SHARES	VALUE
Shares sold	3,313	$11,831	2,770	$10,781
Shares redeemed	+ (2,226)	(7,601)	(3,948)	(13,544)
Net transactions in fund shares	**1,087**	**$4,230**	**(1,178)**	**($2,763)**

The fund charges 0.75% of early withdrawal fees on shares redeemed 180 days or less after the purchase:

Current period	$17
Prior period	$15

Dollar amounts are net of the redemption proceeds.

Shares Outstanding and Net Assets

	11/1/02–10/31/03		11/1/01–10/31/02	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	8,876	$25,701	10,054	$38,820
Total increase or decrease	+ 1,087	17,335	(1,178)	(13,119)
End of period	**9,963**	**$43,036**	**8,876**	**$25,701**

Figures for shares represent shares sold plus shares reinvested, minus shares redeemed. Figures for net assets represent the changes in net assets from operations plus the changes in value of transactions in fund shares, minus distributions paid.

There is no distributable net investment income at the end of the current period and prior period, respectively.

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of Schwab Capital Trust, a no-load, open-end management investment company. The company is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report and their trust.

Both Schwab Dividend Equity Fund™ and Schwab Small-Cap Equity Fund™ offer two share classes: Investor Shares and Select Shares®. Shares of each class represent interest in the same portfolio, but each class has different expenses and investment minimums. Schwab Core Equity Fund™, Schwab Hedged Equity Fund™, Communications Focus Fund, Financial Services Focus Fund, HealthCare Focus Fund and Technology Focus Fund each offer one share class.

Shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trust may issue as many shares as necessary.

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other investments and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

The Trust and its Funds

This list shows all of the funds included in Schwab Capital Trust. The funds discussed in this report are highlighted.

Schwab Capital Trust organized May 7, 1993
  Schwab S&P 500 Fund
  Schwab Small-Cap Index Fund®
  Schwab Total Stock Market Index Fund®
  Schwab International Index Fund®
  Schwab MarketTrack All Equity Portfolio™
  Schwab MarketTrack Growth Portfolio™
  Schwab MarketTrack Balanced Portfolio™
  Schwab MarketTrack Conservative Portfolio™
  Schwab U.S. MarketMasters Fund™
  Schwab Balanced MarketMasters Fund™
  Schwab Small-Cap MarketMasters Fund™
  Schwab International MarketMasters Fund™
  Schwab Core Equity Fund™
  Schwab Dividend Equity Fund™
  Schwab Small-Cap Equity Fund™
  Schwab Hedged Equity Fund™
  Communications Focus Fund
  Financial Services Focus Fund
  Health Care Focus Fund
  Technology Focus Fund
  Institutional Select S&P 500 Fund
  Institutional Select Large-Cap Value Index Fund
  Institutional Select Small-Cap Value Index Fund

Futures are traded publicly on exchanges, and their market value changes daily. The fund records the change in market value of futures, and also the change in the amount of margin deposit required ("variation margin").

The funds may enter into repurchase agreements. In a repurchase agreement, a fund buys a security from another party (usually a financial institution) with the agreement that it be sold back in the future. The date, price and other conditions are all specified when the agreement is created.

The funds' repurchase agreements will be fully collateralized by U.S. government securities. All collateral is held by the funds' custodian (or, with tri-party agreements, the agent's bank) and is monitored daily to ensure that its market value is at least equal to the repurchase price under the agreement.

The Schwab Hedged Equity Fund™ may sell securities short (sell securities it does not own). When it does so, the fund also places assets worth at least 100% of the value of the short securities into a segregated account, as collateral. If the market value of the short securities subsequently falls, the fund can realize a gain by closing the position. However, if the value rises, the fund typically would have to add to its collateral or close out its short position at a loss. The potential for losses associated with short positions is much greater than the original value of the securities sold short and may exceed amounts recorded in the Statements of Assets and Liabilities.

The Communications Focus Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates. "Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counter-parties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter.

The funds pay fees to affiliates of the investment adviser for various services. Through their trust, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. The funds may make direct transactions with certain other Schwab funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and

87

lending transactions within the SchwabFunds®. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the SchwabFunds.

Trustees may include people who are officers and/ or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trust was in compliance with these limitations throughout the report period. The trust did not pay any of these persons for their service as trustees, but it did pay non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The trusts have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America, N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/03 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab Core Equity Fund™	–	481	1.39
Schwab Hedged Equity Fund™	–	313	1.62
Communications Focus Fund	–	47	1.63
Financial Services Focus Fund	40	52	1.63
Health Care Focus Fund	172	46	1.65
Technology Focus Fund	–	73	1.67

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments for net operating losses and losses on wash sales.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

- **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes.

- **Securities for which no market quotations are readily available:** valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees.

- **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

- **Short-term securities (60 days or less to maturity):** valued at amortized cost.

If the Schwab Hedged Equity Fund™ sells securities short, it records the proceeds received as an asset and the obligation to buy back the securities as a liability. At the time a short sale is initiated, the asset and the liability are of equal value and effectively cancel each other out. Subsequently, the fund values the liability side of the transaction according to the market price of the securities sold short, and values the asset side according to the value of the proceeds. When the fund closes out a short position (buys the security), it records the outcome as a realized gain or loss. Interest accrued on securities sold short is recorded as an expense on the fund's records.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

89

Report of independent auditors

To the Board of Trustees and Shareholders of:
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Communications Focus Fund
Financial Services Focus Fund
Health Care Focus Fund
Technology Focus Fund

In our opinion, the accompanying statements of assets and liabilities, including the portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab Core Equity Fund, Schwab Dividend Equity Fund, Schwab Small-Cap Equity Fund, Schwab Hedged Equity Fund, Communications Focus Fund, Financial Services Focus Fund, Health Care Focus Fund and Technology Focus Fund (eight of the portfolios constituting Schwab Capital Trust) (hereafter collectively referred to as the "funds") at October 31, 2003, and the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, CA
December 12, 2003

Fund Trustees

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the SchwabFunds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the SchwabFunds (of which there were 49 as of 10/31/03) belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Individuals Who Are Interested Trustees and Officers of the Trust

Name and Birthdate	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[2] 7/29/37	Chair, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, Director, The Charles Schwab Corp.; CEO, Director, Schwab Holdings, Inc.; Chair, Director, Charles Schwab & Co., Inc.; Charles Schwab Investment Management, Inc.; Chair, Charles Schwab Holdings, Inc. I, Schwab International Holdings, Inc.; Director, U.S. Trust Corp., United States Trust Co. of New York, The Gap, Inc. (clothing retailer), Siebel Systems (software); Trustee, Stanford University. *Until 6/03:* Director, Xsign, Inc. (electronic payment systems). *Until 5/03:* Co-Chair, The Charles Schwab Corporation. *Until 5/02:* Director, Vodafone AirTouch PLC (telecom). *Until 3/02:* Director, Audiobase, Inc. (Internet audio solutions). *Until 7/01:* Director, The Charles Schwab Trust Company. *Until 1/99:* Director, Schwab Retirement Plan Services, Inc., Mayer & Schweitzer, Inc. (securities brokerage subsidiary of The Charles Schwab Corp.), Performance Technologies, Inc. (technology), TrustMark, Inc.

[1] The SchwabFunds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Individuals Who Are Interested Trustees but Not Officers of the Trust		
Name and Birthdate	Trustee Since	Main Occupations and Other Directorships and Affiliations
Dawn G. Lepore[1] 3/21/54	Trustee:2003 (all trusts)	Vice Chair, EVP, The Charles Schwab Corp.; *Until 10/01:* CIO, The Charles Schwab Corporation. *Until 1999:* EVP, The Charles Schwab Corporation. Director, Wal-Mart Stores, eBay, Inc.
Jeffrey M. Lyons[1] 2/22/55	Trustee: 2002 (all trusts).	EVP, Asset Management Products and Services, Charles Schwab & Co., Inc. *Until 9/01:* EVP, Mutual Funds, Charles Schwab & Co., Inc.

Individuals Who Are Officers of the Trust but Not Trustees		
Name and Birthdate	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Randall W. Merk 7/25/54	President, CEO (all trusts).	President, CEO, Charles Schwab Investment Management, Inc; EVP, Charles Schwab & Co., Inc.; Director, Charles Schwab Worldwide Funds PLC, Charles Schwab Asset Management (Ireland) Ltd. *Until 9/02:* President, CIO, American Century Investment Management; Director, American Century Cos., Inc. *Until 6/01:* CIO, Fixed Income, American Century Cos., Inc. *Until 1997:* SVP, Director, Fixed Income and Quantitative Equity Portfolio Management, Twentieth Century Investors, Inc.
Tai-Chin Tung 3/7/51	Treasurer, Principal Financial Officer (all trusts).	SVP, CFO, Charles Schwab Investment Management, Inc.; VP, The Charles Schwab Trust Co.; Director, Charles Schwab Asset Management (Ireland) Ltd., Charles Schwab Worldwide Funds PLC.
Stephen B. Ward 4/5/55	SVP, Chief Investment Officer (all trusts).	SVP, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; CIO, The Charles Schwab Trust Co.
Koji E. Felton 3/13/61	Secretary (all trusts).	SVP, Chief Counsel, Assistant Corporate Secretary, Charles Schwab Investment Management, Inc. *Until 6/98:* Branch Chief in Enforcement, U.S. Securities and Exchange Commission, San Francisco.

[1] In addition to their positions with the investment adviser and the distributor, Ms. Lepore and Messrs. Schwab and Lyons, as well as some of Mr. Lyons's immediate family members, also own stock of The Charles Schwab Corporation.

Funds Using Schwab Equity Ratings™

Individuals Who Are Independent Trustees		
Name and Birthdate	**Trustee Since**	**Main Occupations and Other Directorships and Affiliations**
Mariann Byerwalter 8/13/60	2000 (all trusts).	Chair, JDN Corp. Advisory LLC; Trustee, Stanford University, Director, America First Cos., (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital. *2001:* Special Advisor to the President, Stanford University. *Until 2002:* Director, LookSmart, Ltd. (Internet infrastructure). *Until 2001:* VP, Business Affairs, CFO, Stanford University.
Donald F. Dorward 9/23/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	CEO, Dorward & Associates (management, marketing and communications consulting). *Until 1999:* EVP, Managing Director, Grey Advertising.
William A. Hasler 11/22/41	2000 (all trusts).	Co-CEO, Aphton Corp. (bio-pharmaceuticals). Director, Non-Executive Chairman, Solectron Corp. (manufacturing), Airlease Ltd. (aircraft leasing), Mission West Properties (commercial real estate), Stratex Networks (telecommunications); Public Governor, Member, executive committee, Pacific Stock & Options Exchange. Director, Digital Microwave Corp. (network equipment). *Until 1998:* Dean, Haas School of Business, University of California, Berkeley.
Robert G. Holmes 5/15/31	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Director, Semloh Financial, Inc. (international financial services and investment advice).
Gerald B. Smith 9/28/50	2000 (all trusts).	Chair, CEO, Founder, Smith Graham & Co. (investment advisors); Director, Pennzoil-Quaker State Co. (oil and gas), Rorento N.V. (investments—Netherlands), Cooper Industries (electrical products); Member, audit committee, Northern Border Partners, L.P. (energy).
Donald R. Stephens 6/28/38	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chair, CEO, North American Trust (real estate investments).
Michael W. Wilsey 8/18/43	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chair, CEO, Wilsey Bennett, Inc. (transportation, real estate and investments).

Glossary

Words and phrases that appear in financial reports often have specific meanings that are different from their everyday meanings. The glossary below tells you what is meant by the following terms when they are used in this report.

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Contact Schwab

SchwabFunds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies.

Actively managed funds include multi-manager stock funds, a fund that uses long-short strategies, and a range of taxable and tax-free bond funds. Index funds include large-cap, small-cap and international stock funds. The list at right shows all currently available SchwabFunds.

Whether you're an experienced investor or just starting out, SchwabFunds can help you achieve your financial goals. Please call 1-800-435-4000 for a free prospectus and brochure for any SchwabFund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™ [2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to SchwabFunds at:
P.O. Box 3812
Englewood, CO 80155-3812
When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

---

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The SchwabFunds Family®

Stock Funds
Schwab S&P 500 Fund
Schwab 1000 Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Focus Funds
   Communications Focus Fund
   Financial Services Focus Fund
   Health Care Focus Fund
   Technology Focus Fund
Schwab MarketMasters Funds™
   Schwab U.S. MarketMasters Fund™
   Schwab Small-Cap MarketMasters Fund™
   Schwab International MarketMasters Fund™
   Schwab Balanced MarketMasters Fund™

Asset Allocation Funds
Schwab MarketTrack Portfolios®
   Schwab MarketTrack All Equity Portfolio™
   Schwab MarketTrack Growth Portfolio™
   Schwab MarketTrack Balanced Portfolio™
   Schwab MarketTrack Conservative Portfolio™

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Short/Intermediate
   Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your Schwab account to "sweep" cash balances automatically when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

---

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.



charles SCHWAB

Investment Adviser

Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor

SchwabFunds®
P.O. Box 3812, Englewood, CO 80155–3812

Printed on recycled paper.

REG26298